48

05013394

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Q-Cells ~~[illegible]~~ AG

*CURRENT ADDRESS Guardianstraße 16
06766 Thalheim
Germany

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 2 0 2005
THOMSON FINANCIAL

FILE NO. 82- 34938 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [illegible]
DAT : 12/20/05

Q.CELLS WE GROW WITH LIGHT.

THIRD QUARTER 2005 REPORT

FINANCIAL HIGHLIGHTS (IFRS)

		01/01 – 09/30/2005	01/01 – 09/30/2004	2004	2003	2002
Income						
Revenues	€, millions	196.9	84.6	128.7	48.8	17.3
EBITDA	€, millions	48.1	15.7	24.8	8.5	2.4
EBIT	€, millions	40.3	12.3	19.6	5.3	0.9
Earnings before taxes	€, millions	38.0	11.4	18.3	4.3	0.1
Net income for the year	€, millions	25.6	7.8	12.4	3.0	0.2
Assets[1]						
Non-current assets	€, millions	110.4	–	68.1	27.3	16.3
Current assets	€, millions	105.9	–	45.4	25.3	10.3
Total assets	€, millions	216.3	–	113.5	52.6	26.6
Shareholders' equity	€, millions	61.6	–	35.1	10.3	0.8
Equity ratio	%	28.5	–	30.9	19.6	3.0
Financial condition						
Operating cash flow	€, millions	13.2	2.8	6.4	0.6	–2.2
Investments	€, millions	36.9	–	46.4	15.1	7.0
Depreciation/Amortization	€, millions	7.8	3.4	5.2	3.2	1.5
Production						
Nominal capacity[2]	MWp	271	119	170	63	22
Production capacity[2]	MWp	217	95	136	50	17
Actual production	MWp	110.7	47.8	75.9	27.7	9.3
Number of cells produced	millions of units	31.28	14.25	22.15	8.94	3.65
Employees[2]	Number	731	396	484	207	82

1) Relation balance sheet date December 31, 2004.
2) At the end of the respective reporting period.

PURCHASE AND SALES CONTRACTS

		2006/2007	2008–2015
Purchase			
Contracted/secured	MWp	405	1,375
Additional potential availabilitites[1]	MWp	(approx. 450)	[2]
Sales			
Contracted/secured	MWp	330[3]	515[3][4]

1) Potential additional volumes may result from contracted volumes "at risk", annual on-going deliveries, current negotiations and thickness reduction. Based on experience only a part (approx. 30%) leads to additional delivery quantities.
2) Forecasts will be undertaken later on in the relevant time frames.
3) +/–10% variation because of stipulations.
4) Only sales contracts from 2008 to 2010.

SALES INCREASE BY 133%

NET INCOME RISES EVEN FASTER, INCREASING 227% OVER THE PRIOR YEAR

EXPANSION OF PRODUCTION CAPACITIES PROCEEDING AS PLANNED IN OUR CORE BUSINESS AND OUR SHAREHOLDINGS

ADDITIONAL LONG-TERM CONTRACTS ENTERED INTO WITH SUPPLIERS AND CUSTOMERS

MORE JOBS CREATED

WE GROW WITH LIGHT. Q.CELLS

THIRD QUARTER 2005 REPORT

Dear Shareholders, Friends and Partners of Q-Cells,

Q-Cells AG succeeded in continuing on its growth course in the third quarter of 2005.

Production increased by 131.6% to 110.7 MWp from 47.8 MWp the year before.

Sales rose accordingly, increasing by 133% in the first nine months of 2005 to € 196.9 million from € 84.6 million a year earlier.

Net income grew even more, climbing 227% to € 25.6 million from € 7.8 million year on year.

Operating cash flow increased to € 13.2 million in the first nine months of the year from € 2.8 million in the previous-year period.

LETTER TO SHAREHOLDERS AND BUSINESS PARTNERS OF Q-CELLS AG

We continued to pursue our strategic goals in the third quarter of 2005, expanding our production capacities, internationalizing our customer base, securing the supply of raw materials, reducing costs and developing and commercializing new technologies.

The expansion and ramp-up of Production Line IV is proceeding according to plan. This should enable us to reach our target of 350 MWp for total nominal production capacity by the end of the first half of 2006. As of September 30, 2005, were had a nominal capacity of 271 MWp.

The expansion of production capacities translated into additional jobs. Our number of employees rose to 731 as of September 30, 2005.

We successfully concluded new, long-term supply contracts in the third quarter for both purchasing and sales operations.

On the purchasing side, we entered into additional supply agreements between July and September of 2005 for 900 tons of silicon and approx. 176 million wafers until 2015. Together, the quantities purchased correspond to approx. 740 MWp.

We are now well supplied with silicon for the next two years.

On the sales side, we continued to diversify our customer base as planned. In line with our strategy of growing into strategically important foreign markets, we succeeded in concluding new supply agreements in Southern Europe's key markets of the future – especially Spain – as well as in east Asia. In some countries, we contracted with module producers for the first time. All in all, we entered into contracts for the sale of 536 MWp (+/- 10% based on contractual provisions) until 2010.

We have also continued to pursue our goal of reducing costs. For instance, we succeeded in further reducing solar cell thickness, along with all major cost positions over which we have influence.

Cost reduction is also our objective in expanding and developing new technologies. The expansion of the production facilities of CSG Solar AG and EverQ GmbH at the Thalheim site is proceeding as planned. Q-Cells has invested in both companies.

CSG Solar AG has completed construction of its factory building. Setup of the machines is proceeding as planned, and commissioning is scheduled for the first quarter of 2006. Production should start in the second quarter of 2006.

After the groundbreaking ceremony for EverQ GmbH on July 12, 2005, a roof closure ceremony was held at the construction site on October 11, 2005. EverQ is also expected to start production of solar cells and solar modules in the first quarter of 2006 thanks to the good progress made in construction of the facilities.

In addition to the activities involving our associated companies, Q-Cells is also developing additional thin-film procedures in-house that could be used to leverage substantial cost benefits in the future.

Q-Cells recently went public in a move to ensure our continued growth. Q-Cells recently went public in a move to ensure our continued growth. The shares were initially listed on the Prime Standard of the Frankfurt Stock exchange on October 5. They were placed at the upper end of the bookbuilding range at an issue price of € 38. At present, 22.3% of the stock is in free float; 28.9% of the stock was issued to private investors. Q-Cells received proceeds of approx. € 242 million from the IPO to finance future growth.

Q-Cells AG has been the recipient of several prizes and awards. The company received the award of "Entrepreneur of the Year for 2005" in the start-up category along with the German Job Creation Award for 2005, which is bestowed on the company creating the most new jobs in percentage terms. In addition, Q-Cells AG received the "Ethics in Business" award conferred on companies demonstrating ethical responsibility in their actions. Finally, Q-Cells took an outstanding ninth place among Europe's 500 most rapidly-growing companies as the best-ranked production company.

Our good sales and earnings trend will continue in the fourth quarter of 2005. For the year as a whole, we anticipate sales of nearly € 290 million and net income of approx. € 37 million.

Yours faithfully

ANTON MILNER
CEO

REINER LEMOINE
CTO

THOMAS SCHMIDT
COO

DR. RER. POL. HARTMUT SCHÜNING
CFO

IFRS BALANCE SHEET
as at September 30, 2005

ASSETS	09/30/2005 € '000	12/31/2004 € '000
A. NON-CURRENT ASSETS		
I. Intangible assets	1,146.7	608.7
II. Property, plant and equipment	94,463.0	66,424.8
III. Non-current financial assets	12,751.5	1,030.4
IV. Other non-current receivables	2,003.0	0.0
	110,364.2	**68,063.9**
B. CURRENT ASSETS		
I. Inventories	50,782.7	14,698.9
II. Trade accounts receivable	27,889.0	17,371.0
III. Other receivables and assets	10,643.6	10,837.0
IV. Cash and cash equivalents	16,583.4	2,527.2
	105,898.7	**45,434.1**
TOTAL ASSETS	**216,262.9**	**113,498.0**

LIABILITIES AND SHAREHOLDERS' EQUITY	09/30/2005 € '000	12/31/2004 € '000
A. SHAREHOLDERS' EQUITY		
I. Subscribed capital	30,257.1	10,085.7
II. Capital reserves	1,126.9	12,412.9
III. Revenue reserves	5,528.0	0.0
IV. Retained earnings	24,671.0	12,636.6
	61,583.0	**35,135.2**
B. INVESTMENT GRANTS AND SUBSIDIES	**28,869.3**	**20,074.8**
C. NON-CURRENT LIABILITIES		
I. Profit participation rights capital	14,471.4	14,407.1
II. Silent partners' interests	0.0	4,092.0
III. Non-currrent financial liabilities	14,626.7	7,875.1
IV. Other non-current liabilities	5,930.7	4,775.9
V. Deferred taxes	870.5	810.3
	35,899.3	**31,960.4**
D. CURRENT LIABILITIES		
I. Current financial liabilities	35,402.6	6,094.0
II. Trade accounts payable	20,714.9	8,648.9
III. Taxes payable	15,606.3	5,768.1
IV. Other provisions	7,637.2	3,790.9
V. Other current liabilities	10,550.3	2,025.7
	89,911.3	**26,327.6**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**216,262.9**	**113,498.0**

IFRS INCOME STATEMENT
for the Period January 1 through September 30, 2005

	07/01–09/30/2005 € '000	07/01–09/30/2004 € '000	01/01–09/30/2005 € '000	01/01–09/30/2004 € '000
1. Revenues	80,196.7	37,017.6	196,945.9	84,634.5
2. Changes in finished goods inventories	5,046.0	–248.1	7,103.0	–2,012.4
3. Other work performed by the company and capitalized	172.8	163.2	659.7	263.8
4. Other operating income	1,481.8	849.5	4,351.2	2,375.2
5. Cost of materials				
a) Cost of raw materials, consumables and supplies and of purchased merchandise	51,081.2	25,319.8	127,080.5	55,732.8
b) Cost of purchased services	2,623.8	462.6	3,461.0	553.4
6. Personnel expenses				
a) Wages and salaries	5,677.2	2,947.9	14,818.9	6,455.7
b) Social security costs and pension and benefits expenses	1,041.0	565.0	2,632.4	1,230.4
c) Stock option expense	619.3	101.2	821.9	243.9
7. Amortization and depreciation	3,292.2	1,422.4	7,780.6	3,424.5
8. Other operating expenses	5,827.6	2,179.3	12,192.4	5,297.5
9. Other taxes	2.3	6.4	6.5	8.1
10. Operating income	**16,732.7**	**4,777.6**	**40,265.6**	**12,314.8**
11. Interest and similar income	21.8	0.7	28.6	74.7
12. Interest and similar expenses	849.2	277.9	2,157.6	823.9
13. Profits transferred under partial profit transfer agreements	43.0	43.0	129.1	129.1
14. Income before taxes	**15,862.3**	**4,457.4**	**38,007.5**	**11,436.5**
15. Income taxes	5,577.8	1,383.7	12,381.6	3,606.4
16. Net income for the period	**10,284.5**	**3,073.7**	**25,625.9**	**7,830.1**

Earnings per share	07/01–09/30/2005 in €	07/01–09/30/2004 in €	01/01–09/30/2005 in €	01/01–09/30/2004 in €
Basic earnings per share	0.34	0.11	0.85	0.28
Diluted earnings per share	0.34	0.11	0.85	0.28

IFRS STATEMENT OF CASH FLOWS
for the Period January 1 through September 30, 2005

	01/01– 09/30/2005 € '000	01/01– 09/30/2004 € '000
Net income for the period	25,625.9	7,830.1
Income taxes	12,381.6	3,606.4
Depreciation and amortization and impairment losses	7,780.6	3,424.5
Other non-cash income and expenses	833.3	216.8
Amortization of deferred investment grants and subsidies	−2,894.7	−1,587.9
Change in provisions	1,894.0	1,424.7
Loss on disposal of non-current assets	602.5	6.9
Change in inventories, receivables and other assets	−46,450.2	−17,972.0
Change in other liabilities	14,569.9	5,852.6
Interest and similar income	−28.6	−74.7
Interest and similar expenses	2,157.6	823.8
Liquid funds generated by operating activities	**16,471.9**	**3,551.2**
Taxes paid	−1,496.8	0.0
Interest paid	−1,831.2	−749.8
Interest received	74.4	0.7
Cash provided by operating activities	**13,218.3**	**2,802.1**
Capital expenditures on intangible assets	−943.3	−314.3
Capital expenditures on property, plant and equipment	−37,263.9	−24,583.6
Acquisitions of equity investments	−11,721.1	−1,000.0
Proceeds from disposal of property, plant and equipment	379.0	0.0
Proceeds from investment grants and subsidies	14,428.0	6,406.4
Cash used in investing activities	**−35,121.3**	**−19,491.5**
Proceeds from contributions to shareholders' equity	2,609.2	10,507.6
Expenditures for IPO	−1,700.1	0.0
Repayments for finance lease	−998.7	0.0
Proceeds from loans obtained	25,375.0	8,547.2
Repayments of loans	−12,184.7	−1,478.1
Change in current account overdrafts	22,858.5	−2,284.8
Cash provided by financing activities	**35,959.2**	**15,291.9**
Change in liquid funds	14,056.2	−1,397.5
Balance of liquid funds at beginning of period	2,527.2	1,404.9
Balance of liquid funds at end of period	**16,583.4**	**7.4**

IFRS STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
for the Period January 1 through September 30, 2005

	Subscribed capital € '000	Capital reserves € '000	Revenue reserves € '000	Retained earnings € '000	Total € '000
01/01/2004	**89.7**	**8,502.6**	**0.0**	**1,739.3**	**10,331.6**
Capital increases	19.9	12,096.8			12,116.7
Transfer to revenue reserves			1,484.5	−1,484.5	0.0
Capital increase from reserves	9,976.1	−8,491.6	−1,484.5		0.0
Stock option program		243.9			243.9
Net income for the period				7,830.1	7,830.1
09/30/2004	**10,085.7**	**12,351.7**	**0.0**	**8,084.9**	**30,522.3**
Costs of raising equity (net of tax)		−40.1			−40.1
Stock option program		101.3			101.3
Net income for the period				4,551.7	4,551.7
12/31/2004	**10,085.7**	**12,412.9**	**0.0**	**12,636.6**	**35,135.2**
Transfer to revenue reserves			13,591.5	−13,591.5	0.0
Capital increase from reserves	20,171.4	−12,107.9	−8,063.5		0.0
Stock option program		821.9			821.9
Net income for the period				25,625.9	25,625.9
09/30/2005	**30,257.1**	**1,126.9**	**5,528.0**	**24,671.0**	**61,583.0**

NOTES TO THE IFRS INTERIM FINANCIAL STATEMENTS
for the Period January 1 through September 30, 2005

Significant events during the period

- Production increased by 131.6% to 110.7 MWp from 47.8 MWp the year before.
- The expansion of production capacities is proceeding according to plan. As of September 30, 2005, Q-Cells had a nominal capacity of 271 MWp.
- Revenues in the first three quaters of 2005 increased by 133% to € 196.9 million from € 84.6 million the year before.
- Cumulative operating income (EBIT) improved by 227.0% from € 12.3 million in the first nine months of 2004 to € 40.3 million for the nine months to September 30, 2005
- The net income grew even more for the nine months by 227.0%, from € 7.8 million in 2004 to € 25.6 million in 2005.

ACCOUNTING POLICIES

The quarterly report for the period ended September 30, 2005 with selected notes has been prepared in accordance with International Financial Reporting Standards (IFRS) for Interim Financial Statements (IAS 34).

These IFRS interim financial statements are the single-entity financial statements of Q-Cells AG.

Q-Cells AG is not required to prepare consolidated financial statements for this interim reporting period, as it was neither required to prepare consolidated financial statements, nor did it prepare consolidated financial statements, in previous periods.

The IFRS interim financial statements were prepared using those accounting policies used in the IFRS financial statements of Q-Cells AG for the year ended December 31, 2004.

NOTES TO INDIVIDUAL BALANCE SHEET ITEMS

Property, plant and equipment

Significant additions in the area of technical equipment and machinery relate to further equipment for line 4, which is under construction.

Non-current financial assets

The company has the following non-current financial assets:

	09/30/2005		12/31/2004	
	€ '000	Proportion of shareholders' equity held %	€ '000	Proportion of shareholders' equity held %
CSG Solar AG, Thalheim	6,490.8	22.32	1,000.0	21.19
EverQ GmbH, Thalheim	5,480.3	24.90	27.3	100.00
CPI ChemiePark-Institut GmbH, Bitterfeld	3.1	6.10	3.1	6.10
Brilliant 143. GmbH, Thalheim	777.3	100.0	–	–
Q-Cells Asia Ltd., Hong Kong	< 1	100.0	–	–
Total	**12,751.5**		**1,030.4**	

Due to further capital increases, the investment in CSG Solar AG rose by € 5,490.8 thousand to € 6,490.8 thousand and the investment in EverQ GmbH rose by € 5,453.0 thousand to € 5,480.3 thousand.

Brilliant 143. GmbH was founded in August 2005, and is wholly-owned by Q-Cells AG. The investment amounts to € 777.3 thousand at September 30, 2005. Q-Cells is committed to contribute additional capital up to a total of € 2.5 million to finance Brilliant 143. GmbH's capital expenditures.

Q-Cells Asia Ltd. provides services aimed at improving marketing and procurement structures in Asia.

Investments are stated at cost, which approximate the fair value at the balance sheet date.

Inventories

The increase in inventories mainly results from on-account payments (September 30, 2005: € 13,409.5 thousand) to secure supplies of silicon and wafers, more inventories of silicon and ingots, as well as an increased finished goods inventories.

Shareholders' equity

Appropriation of profits

We refer to the statement of changes in shareholders' equity for details of the appropriation of profits.

Capital increase

Based on the resolution of the annual shareholders' meeting on August 16, 2005, there was a capital increase from reserves. The share capital of the company rose by € 20,171.4 thousand, from € 10,085.7 thousand to € 30,257.1 thousand.

Stock option program 2005

The annual shareholders' meeting on August 16, 2005 resolved a new employee stock option program (stock option program 2005). This empowers the executive board, subject to approval by the supervisory board, to issue, in one or more tranches, up to 434,948 stock options with the right to acquire three shares for each option in the period through December 31, 2010. The option conditions provide that the stock options can only be exercised within a period of two years from the vesting date, and entitle the holder to acquire shares on payment of the exercise price. The option holder is also permitted to elect for cash settlement instead of acquiring shares.

Stock options are recognized at their fair value in accordance with IFRS 2 and are recorded in personnel expense, with a corresponding increase in shareholders' equity (capital reserves).

The fair value is determined at the date the options are granted and is amortized over the vesting period. The fair value is calculated based on a Monte-Carlo-Simulation for the evaluation of stock option prices.

The following **premises** are used **to calculate the fair value:**

- Exercise of the option as early as possible
- Possibility of an IPO was assumed to be 75%
- Valuation date is August 31, 2005
- Expected fluctuation and failed of performance targets of employees is 10% p.a.
- Simplified assumption of one exercise period p.a.

Further parameters of the model:

- Issue of 400.612 options at a price of € 5.25 per share (right to acquire three shares for each option)
- Estimated excercised option: 330,937
- Average duration of an option: about 3 years
- Market price of shares at valuation date: € 21.00
- Expected volatility of share price: 0.6
- Expected dividend yield as from 2006: 1%
- Risk-free rate: 2.42% p.a.
- Fair value of stock option per share: 10.25 €
- Fair value of stock option: 30.75 €
- Further execution terms:
  - Share price has to be higher than the issue price
  - Rate of return of the share has to exceed the development of the TecDAX since the issue date at least by 10% p.a. (basic value: € 21.00 at issue date)

The evaluation of stock option program 2003 was made accordingly to former periods.

The total amount charged to personnel expense with a corresponding increase to shareholders' equity (capital reserves) during the quarter for stock options of the stock option program 2005 and 2003 is € 619.3 thousand (stock option program 2005: € 518.0 thousand; stock option program 2003: € 101.3 thousand).

Silent partners' interest

The silent partner's interest of Mittelständischen Beteiligungsgesellschaft Sachsen-Anhalt mbH, Magdeburg (MBG), was cancelled effective September 30, 2006, and the silent partner's interest of IBG Beteiligungsgesellschaft Sachsen-Anhalt mbH, Magedburg (IBG), was cancelled effective January 31, 2006. Hence, these silent partners' interets have been included as other current liabilities in these interim financial statements.

Current financial liabilities

Current financial liabilities amount to € 35,402.6 thousand (December 31, 2004: € 6,094.0 thousand) at September 30, 2005. The increase results in particular from advance payments for silicon supplies.

NOTES TO INDIVIDUAL INCOME STATEMENT ITEMS

Comparative figures are for the period from January 1 through September 30, 2004.

Revenues

Revenue increased by 132.7% to € 196,945.9 thousand compared with the first nine months of 2004 (€ 84,634.5 thousand).

Revenue divided by geographic area is shown in the segment reporting note below.

Product	Cell type	Revenues 2005 01/01/-09/30 € '000	Revenues 2004 01/01/-09/30 € '000	Change € '000
Multicrystalline	Q5 (125x125 mm)	2,069.2	1,517.9	551.3
	Q6 (150x150 mm)	2,538.1	51,968.9	-49,430.8
	Q6L (156x156 mm)	169,765.2	20,972.1	148,793.1
	Q8 (210x210 mm)	1,748.6	0.0	1,748.6
Monocrystalline	Q5M (125x125 mm)	536.6	0.0	536.6
	Q6M (150x150 mm)	136.8	9,838.0	-9,701.2
	Q6ML (156x156 mm)	20,151.4	337.6	19,813.8
Total		**196,945.9**	**84,634.5**	**112,311.4**

Trading revenue (€ 0.0 thousand; Q1-Q3/2004: € 1,678.1 thousand), breakage income, other revenues and deductions (€ 1,684.3 thousand; Q1-Q3/2004: € 544.6 thousand) were allocated to each product and cell type.

Based on an agreement with a silicon supplier, the company is required to produce modules from the cells which Q-Cells AG manufactures using the silicon delivered by the supplier. Charges of € 2,293.5 thousand made by the module producers to Q-Cells AG for converting the modules (lamination) are included in revenues for laminated solar cells (Q6L).

Cost of materials

Cost of materials amounted to € 130,541.5 thousand (Q1–Q3 of 2004: € 56,286.2 thousand) and accounts predominantly for wafer purchases. The percentage of cost of materials (cost of materials relating to revenues and change in inventories) is 64.0% in the first nine months of 2005 (Q1–Q3 of 2004: 68.1%).

The percentage of cost of materials, with and without adjustments for lamination costs, is as follows:

	Core business before elimination of lamination costs € '000	Lamination costs € '000	Core business after elimination of lamination costs € '000
Revenues	196,945.9	-2,293.5	194,652.4
Change in inventories	7,103.0		7,103.0
Cost of materials	130,541.5	-2,293.5	128,248.0
	73,507.4		**73,507.4**
	64.0%		63.6%

Personnel expenses

With the continued major growth in our production, we have also created a large number of new jobs. The number of employees again increased strongly. Q-Cells AG employed a total of 731 staff at September 30, 2005 (June 30, 2005: 689; September 30, 2004: 396).

Personnel expense (excluding stock options) as a percentage of revenue was 8.9% in the first nine months of 2005 (Q1-Q3 2004: 9.1%).

Other operating expenses

The increase in other operating expenses is due to higher revenue-related expenses as well as an increase in advisory fees and advertising expenses.

Other operating expenses consist of the following:

	01/01/–09/30/2005 € '000	01/01/–09/30/2004 € '000
Administration	2,215.4	694.4
Legal and advisory fees	2,048.6	257.1
Repairs and maintenance	1,425.7	1,398.4
Distribution	1,372.5	362.6
Warranty expenses	1,040.5	1,217.9
Freight	705.4	344.6
Foreign exchange differences	447.1	170.0
Miscellaneous other operating expenses	2,937.2	852.5
Total	**12,192.4**	**5,297.5**

Income taxes

Income taxes consist of the following:

	01/01/– 09/30/2005 € '000	01/01/– 09/30/2004 € '000
Current taxes		
Corporation tax	7,771.7	2,465.7
Trade tax	3,214.9	1,066.6
Solidarity surcharge	427.1	135.6
Income taxes on IPO expenses	907.7	0.0
Deferred taxes	60.2	–61.5
Total	**12,381.6**	**3,606.4**

Taking into account the solidarity surcharge and trade tax, the tax rate used to calculate deferred taxes is 33.07%.

Expenses relating to the initial public offering (IPO) are included, net of related income taxes, as prepaid expenses in the balance sheet at September 30, 2005.

Earnings per share

Earnings per share were calculated in accordance with IAS 33. The capital increase from reserves resolved in August, carried out by issuing 20,171,368 new registered no-par-value shares without nominal value in the ratio of 2 new shares to one old share, was reflected in the calculation of earnings per share in order to improve comparability in accordance with IAS 33.64.

	01/01/– 09/30/2005	01/01/– 09/30/2004
Net income for the period (€ '000)	25,625.9	7,830.1
Weighted average number of shares	30,257,052	27,990,190
Basic earnings per share in €	**0.85**	**0.28**

There were no dilutive effects to be taken into account. Employee stock options were not yet included in the calculation, since they are contingent on certain conditions being met.

NOTES TO THE STATEMENT OF CASH FLOWS

Liquid funds consist of cash and cash equivalents as presented in the balance sheet.

Due to the start of operations for three further production lines in mid-2004, the start of operations of production line IV in the second quarter of 2005 and the related increase in production and sales activity, cash flows of € 13,218.3 thousand (first nine months of 2004: € 2,802.1 thousand) were generated from operating activities in 2005.

The company was able to finance capital expenditures required for the extensive expansion of production capacity (cash used in investing activities of € 35,121.3 thousand) with cash from financing activities of € 35,959.2 thousand and cash from operating activities.

Changes in balance sheet items used to prepare the statement of cash flows cannot be derived directly from the balance sheet since effects of non-cash transactions have been eliminated.

OTHER DISCLOSURES

Segment reporting

The primary reporting format of Q-Cells AG is segmented by geographical categories. Income, expenses and other disclosures have been attributed to segments based on the location of assets. Since all assets are located in Germany, all other disclosures are attributed to the segment Germany as well. Further segmentation is thus not necessary.

External revenues can be segmented by customer location as follows:

	01/01/–09/30/2005 € '000	Share %
Germany	126,393.4	64.2
South Africa	24,567.4	12.4
Other EU countries	20,839.4	10.6
Rest of the world	25,145.7	12.8
Total	**196,945.9**	**100.0**
Exports in %		**35.8**

	01/01/–09/30/2004 € '000	Share %
Germany	60,661.3	71.7
France	10,241.5	12.1
Other EU countries	6,676.0	7.9
Rest of the world	7,055.7	8.3
Total	**84,634.5**	**100.0**
Exports in %		**28.3**

A secondary reporting format is not applicable, as Q-Cells AG operates exclusively in the production and distribution of photovoltaic cells.

Contingent liabilities and other financial commitments

Purchase commitments

The company has commitments to suppliers for purchases of wafers and silicon for the years 2005 through 2015 totalling € 1,741.3 million (December 31, 2004: € 997.7 million).

Financial risks

Liquidity risk

We use appropriate financial planning tools to manage the future liquidity situation.

Proceeds from the IPO in October 2005 strengthened our equity ratio and thus also our position on capital markets.

Currency risk
At Q-Cells, currency risk arises primarily because some purchases are made in US dollars while sales are not made in US dollars to the same extent. We manage this risk by constantly monitoring exchange rates and by taking measures to hedge foreign exchange rates where necessary.

Interest rate risk
Bank loans and overdrafts amount to total € 50,029.3 thousand (December 31, 2004: € 13,969.1 thousand), of which € 35,402.6 thousand are included in current liabilities, particularly current account credit lines to finance the securing of supplies of wafers and silicon, and which are repaid in the following quarter.

Credit risk
For procurement and hedging purposes, it was necessary to make advance payments to suppliers (September 30, 2005: € 13,409.6 thousand).

Transactions with related parties
The following significant contracts were completed with related parties in the third quarter.

As part of a settlement contract with Solarsquare AG, an investee of Energy Valley AG, it was agreed that Q-Cells AG would grant a loan of € 5.0 million to Solarsquare AG.

In connection with a contract with Solon AG for the supply of solar cells, a contract has been made for a loan of € 5.0 million, whereby Solon AG grants a loan to Q-Cells AG.

Significant events after the balance sheet date
- Successful IPO of Q-Cells AG on October 5, 2005
- Issue of 6,656,552 new shares (a total of 8,243,262 shares issued).

Thalheim, November 21, 2005
The executive board of Q-Cells AG

ANTON MILNER
CEO

REINER LEMOINE
CTO

THOMAS SCHMIDT
COO

DR. RER. POL. HARTMUT SCHÜNING
CFO

FINANCIAL CALENDAR

2006

February: Preliminary revenue figures for 2005

End of April:
Publication of the 2005 annual report;
press and analysts' conference

June: Annual shareholders' meeting in Berlin

CONTACT INFORMATION, PUBLISHER'S IMPRINT

Q-Cells AG
Guardianstraße 16
D-06766 Thalheim
Germany
www.q-cells.com

Investor Relations
Stefan Lissner
TEL +49 (0)3494 668 887
FAX +49 (0)3494 668 777
MAIL investor@q-cells.com

Public Relations
Stefan Dietrich
TEL +49 (0)3494 668 8107
FAX +49 (0)3494 668 777
MAIL s.dietrich@q-cells.com

Concept and Design
HGB Hamburger Geschäftsberichte GmbH & Co. KG, Hamburg

CONTACT Q-CELLS AG

Guardianstraße 16
06766 Thalheim
Germany

TEL +49 (0)3494 66 8-60
FAX +49 (0)3494 66 8-610

MAIL q-cells@q-cells.com
WEB www.q-cells.com

Q.CELLS

CONFIDENTIAL

Q-Cells Aktiengesellschaft

8,243,262 no-par value ordinary bearer shares of Q-Cells Aktiengesellschaft, Thalheim, Germany Offer Price: € 38 per share

This Offering Memorandum relates to the offer of an aggregate amount of 8,243,262 no par-value ordinary bearer shares (the "Offer Shares") of Q-Cells Aktiengesellschaft (the "Company"), a stock corporation organized under the laws of the Federal Republic of Germany. Of this aggregate amount, the Company is offering 6,656,552 Offer Shares from a capital increase from authorized capital against cash contributions resolved by the Management Board (*Vorstand*) and approved by the Supervisory Board (*Aufsichtsrat*) and the Selling Shareholders (as defined herein) are offering 511,503 Offer Shares. The Selling Shareholders have granted the Underwriters (as defined herein) an option, exercisable by the Joint Global Coordinators (as defined herein) for 30 days after the commencement of trading in the shares on the Frankfurt Stock Exchange, to purchase up to 1,075,207 additional Offer Shares at the offer price, solely to cover over-allotments, if any. The Offer Shares are being offered to the public in the Federal Republic of Germany and to institutional investors around the world in the form of private placements, including to qualified institutional buyers in the United States in reliance on Rule 144A under the U.S. Securities Act of 1933, as amended (the "Securities Act"). Prior to this offering, there has been no public market for the shares. The Offer Shares will entitle the holders thereof to dividends as of January 1, 2005.

Investing in the Offer Shares involves risks. See "Risk Factors".

The Offer Shares have not been and will not be registered under the Securities Act or any state securities law and are being offered and sold in the United States only to qualified institutional buyers in reliance on Rule 144A under the Securities Act. Prospective purchasers are hereby notified that the seller of the Offer Shares may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A. The Offer Shares are not transferable except in accordance with the restrictions described under "U.S. Transfer Restrictions".

The Offer Shares are offered severally by the Underwriters subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the delivery of the Offer Shares will be made on or about October 7, 2005 in book-entry form through the facilities of Clearstream Banking AG, the Euroclear System and Clearstream Banking S.A.

Joint Global Coordinators and Bookrunners

Citigroup | **Dresdner Kleinwort Wasserstein**

Co-Lead Manager

Landesbank Baden-Württemberg

The date of this Confidential U.S. Offering Memorandum is October 5, 2005.

This Offering Memorandum is confidential and is being furnished by the Company in connection with an offering exempt from registration under the Securities Act solely for the purpose of enabling a prospective investor to consider the purchase of the Offer Shares of the Company described herein. The information contained in this Offering Memorandum has been provided by the Company and other sources identified herein. No representation or warranty, express or implied, is made by the Underwriters named herein as to the accuracy or completeness of such information, and nothing contained in this Offering Memorandum is, or shall be relied upon as, a promise or representation by the Underwriters. Any reproduction or distribution of this Offering Memorandum, in whole or in part, and any disclosure of its contents or use of any information herein for any purpose other than considering an investment in the Offer Shares offered hereby is prohibited. Each offeree of the Offer Shares, by accepting delivery of this Offering Memorandum, agrees to the foregoing.

The Offer Shares have not been and will not be registered under the Securities Act or under the securities laws of any state of the United States and may not be offered or sold within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

The Offer Shares are being offered in the United States only to qualified institutional buyers as defined in Rule 144A under the Securities Act in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A. Each purchaser of Offer Shares offered hereby in reliance on Rule 144A under the Securities Act will be deemed to have made certain acknowledgements, representations and agreements as set forth below under "U.S. Transfer Restrictions". For so long as any of the Offer Shares sold in the United States remain outstanding and remain "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, the Company will make available, upon the request of any purchaser or prospective purchaser of Offer Shares pursuant to Rule 144A, the information specified in, and meeting the requirements of, Rule 144(d)(4) under the Securities Act. Such obligation to provide such information will cease in the event that the Company becomes subject to, and complies with, the reporting requirements of Section 13 or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), or becomes exempt from reporting under the Exchange Act pursuant to Rule 12g3-3(b) thereunder.

Until 40 days after the commencement of the offering, an offer or sale of the Offer Shares within the United States by a dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A or pursuant to another exemption from registration under the Securities Act.

The Offer Shares offered outside the United States are being offered in reliance on Regulation S under the Securities Act.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN RECOMMENDED BY ANY UNITED STATES FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Offering Memorandum does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the Offer Shares to which it relates or an offer to sell or the

solicitation of an offer to buy Offer Shares in any circumstances in which such offer or solicitation is unlawful.

In making an investment decision, prospective investors must rely on their own examination of the Company and the terms of this Offering Memorandum, including the risks involved.

The distribution of this Offering Memorandum and the offer or sale of Offer Shares in certain jurisdictions is restricted by law. Persons into whose possession this Offering Memorandum may come are required to inform themselves about, and observe, any such restrictions. For a further description of certain restrictions on the offering and sale of the Offer Shares, see "The Offering – Underwriting". This Offering Memorandum does not constitute an offer of, or an invitation to purchase, any of the Offer Shares in any jurisdiction in which such offer or invitation would be unlawful.

No person has been authorized to give any information or to make any representation other than those contained in this Offering Memorandum and, if given or made, such information or representation must not be relied upon as having been authorized. Neither the delivery of this Offering Memorandum nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date of this Offering Memorandum or that the information contained herein is correct as of any time subsequent to such date.

This confidential English language Offering Memorandum has not been reviewed or approved by the German Bundesanstalt für Finanzdienstleistungsaufsicht.

NOTICE TO NEW HAMPSHIRE RESIDENTS ONLY

Neither the fact that a registration statement or an application for a license has been filed under Chapter 421-b of the New Hampshire revised statutes with the State of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the State of New Hampshire constitutes a finding by the Secretary of the State of New Hampshire that any document filed under RSA 421-b is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the Secretary of State has passed in any way upon the merits or qualifications of, or recommended or given approval to, any person, security or transaction. It is unlawful to make, or cause to be made, to any prospective purchaser, customer or client any representation inconsistent with the provisions of this paragraph.

ENFORCEMENT OF CIVIL LIABILITIES

The Company is a stock corporation (*Aktiengesellschaft*) incorporated under the laws of the Federal Republic of Germany ("Federal Republic" or "Germany"). All of the members of the Company's supervisory board and management board are nonresidents of the United States. All or a significant portion of the assets of such persons and most of the Company's assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon the Company or to enforce outside the United States judgments obtained against the Company in U.S. courts, or to enforce in U.S. courts judgments obtained against the Company in courts in jurisdictions outside the United States,

in any action, including actions predicated upon the civil liability provisions of the federal securities laws of the United States. There is doubt as to the enforceability in Germany, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon the federal securities laws of the United States. In addition, awards of punitive damages and actions in the United States or elsewhere may be unenforceable in Germany.

U.S. TRANSFER RESTRICTIONS

Because of the following restrictions, purchasers are advised to consult legal counsel prior to making any offer, resale, pledge or other transfer of the Offer Shares.

As purchaser of Offer Shares offered in reliance on Rule 144A (so-called "restricted shares"), you will be deemed to have represented to and agreed with the Company, the Selling Shareholders and the Underwriters (terms used in this Offering Memorandum that are defined in Rule 144A or Regulation S are used in this Offering Memorandum as defined in Rule 144A or Regulation S):

(1) You (i) are a qualified institutional buyer, (ii) are aware, and each beneficial owner of such restricted shares has been advised, that the sale of the restricted shares to you is being made in reliance on Rule 144A, (iii) are acquiring such restricted shares for your own account or for the account of a qualified institutional buyer, as the case may be and (iv) are aware that such shares are restricted securities within the meaning of Rule 144 under the Securities Act and may not be deposited into any unrestricted deposit facility in respect of previously issued ordinary shares established or maintained by a depositary bank. Each purchaser of Offer Shares offered hereby shall be deemed to represent, and may be required to execute a letter stating, that it will comply with this restriction.

(2) You understand that the restricted shares have not been and will not be registered under the Securities Act and may not be reoffered, resold, pledged or otherwise transferred except (A) (i) to a person whom the purchaser reasonably believes is a qualified institutional buyer in a transaction meeting the requirements of Rule 144A that purchases for its own account or for the account of a qualified institutional buyer, (ii) in offshore transactions complying with Rule 903 or Rule 904 of Regulation S, (iii) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available), or (iv) pursuant to an effective registration statement under the Securities Act and (B) in accordance with all applicable federal and state securities laws of the United States. **No representation can be made as to the availability of the exemption provided by Rule 144 for resales of the restricted shares.**

EXCHANGE RATE INFORMATION

Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar amounts received by owners of Offer Shares on conversion of dividends, if any, paid in euro on the Offer Shares.

To enable you to ascertain how the trends in the Company's financial results might have appeared had they been expressed in U.S. dollars, the table below shows the average exchange rate of U.S. dollars per euro for the periods shown. The average is computed using the noon

buying rate for the euro in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of each month during the period indicated.

	Average
2000	0.9207
2001	0.8909
2002	0.9495
2003	1.1411
2004	1.2478

The table below shows the high and low exchange rate of U.S. dollars per euro for each month from March 2005 through September 2005:

	High	Low
March 2005	1.3465	1.2877
April 2005	1.3093	1.2819
May 2005	1.2936	1.2349
June 2005	1.2320	1.2035
July 2005	1.2200	1.1917
August 2005	1.2434	1.2147
September 2005	1.2538	1.2011

The noon buying rate of U.S. dollars per euro on October 3, 2005 was $ 1.1914.

[THIS PAGE INTENTIONALLY LEFT BLANK]

Table of Contents

Cross-references to other sections of the Offering Memorandum appear in various sections of the Offering Memorandum. The cross-references respectively refer to the headings of the relevant sections listed in the above detailed Table of Contents.

SUMMARY

Notice to investors

The following summary is solely intended as an introduction to this Offering Memorandum. It only summarizes selected information provided in this Offering Memorandum and is *supplemented by detailed information contained in other sections of this Offering* Memorandum. Investors should therefore base their investment decision regarding the shares described in this Offering Memorandum on a review of the entire Offering Memorandum. In the event an investor files a claim with a court in connection with the information contained in this Offering Memorandum, the plaintiff-investor may be obligated to bear the cost of procuring a translation of the Offering Memorandum prior to the commencement of proceedings in accordance with the laws applicable in the relevant European Economic Area member state. The Company and the Underwriters, who take responsibility for the summary and a translation hereof, and those at whose initiative this Offering Memorandum is being issued, may be held liable for the content of the summary based on the relevant legal provisions only if the summary is misleading, incorrect or contradictory when read together with other sections of the Offering Memorandum.

Summary of business

Q-Cells Aktiengesellschaft ("Q-Cells AG" or the "Company"), founded in 1999, is one of the world's largest manufacturers of photovoltaic cells in terms of production output and the largest focused, non-vertically-integrated and group-independent manufacturer of photovoltaic cells in the world (Source: Photon, April 2005, 2004 Sarasin Study). Its core business is the development, production and marketing of high-quality mono- and polycrystalline photovoltaic cells. Unlike many major photovoltaic cell manufacturers, the Company:

- focuses on cell manufacturing, which means that generally it is not competing with its suppliers (wafer and silicon producers) or customers (module producers);
- is not vertically integrated, which means that it does not integrate other stages of the photovoltaic value chain and is not affiliated with a group, *i.e.*, it is not part of a group that integrates further stages in the photovoltaic value chain; and
- is group-independent, which means that it is not integrated as a dependant company into a group of companies with activities in other business areas.

The Company's activities currently focus on the Federal Republic of Germany. However, the Company has also developed international activities over the past few years. Its most important export markets are Europe and Asia.

The Company also plans to lead additional photovoltaic technologies to industrial mass production through its minority interests in EverQ GmbH ("EverQ") and CSG Solar AG ("CSC Solar"), as well as through research and development activities and acquisitions or alliances in the area of thin-film technologies.

Summary of competitive strengths

In the view of Q-Cells Aktiengesellschaft, the Company has the following competitive strengths:

- A strong competitive position as the world's largest focused, non-vertically integrated and group-independent manufacturer of photovoltaic cells;
- Profitability and growth resulting from process, product and technological know-how;
- A portfolio of advanced and innovative products;
- A high degree of R&D competence and close partnerships with suppliers, customers, machinery manufacturers and organizations and companies active in research and development;
- Good positioning in the field of additional photovoltaic technologies; and
- An experienced and highly qualified management team.

Summary of strategy

The Company aims to secure and expand its world leading position as a focused, non-vertically integrated and group-independent manufacturer of high-quality photovoltaic cells and to become less dependent on government incentives for photovoltaics. To achieve this, the Company is pursuing the following strategic goals:

- Rapid growth
  - Secure supply of raw materials
  - Production capacity expansion
  - Value added of products and brands
  - Diversification of customer base (particularly internationalization)
- Cost reduction
  - Product innovations
  - Technology-based production process innovations
  - Productivity enhancements
  - Economies of scale

Summary of risk factors

The following is a very brief summary of what the Company considers to be the most important risks.

- The business of the Company depends substantially on government incentives for photovoltaics. Without government incentives, photovoltaics could not be operated profitably. The Renewable Energies Act (*Gesetz für den Vorrang erneuerbarer Energien*

"EEG") in the Federal Republic of Germany is one of the most important factors for the Company's growth and its current profitability. Among other things, it guarantees a minimum compensation (coupled with a purchase obligation by power grid operators) for electricity produced by photovoltaics. A significant reduction in the scope of incentives, a significantly unfavorable amendment or discontinuation of the Renewable Energies Act, particularly in connection with the German parliamentary elections in 2005, or in connection with the review of the feed-in tariffs for supplying electricity scheduled to take place by the end of 2007 according to the EEG, or a significant reduction in incentives in other countries could threaten the existence of the Company and, in a worst-case scenario, lead to a total loss of an investor's investment.

- The Company is exposed to procurement risks. There is a substantial backlog of demand and a related shortage of silicon, the most important raw material for the Company, and of silicon wafers, which is the most important input product for the Company. In addition, the Company is dependent on a limited number of key suppliers.
- The Company is exposed to price, sales and credit risks, in particular as a result of extensive and long-term purchasing obligations with regard to silicon and silicon wafers and the Company's obligation to make considerable advance payments under silicon supply agreements.
- The Company is dependent on a few large customers.
- Manufacturers of photovoltaic cells are currently investing in production capacity expansion to meet the strong demand and the expected strong market growth. Nonetheless, in the medium-term, an over-supply of photovoltaic cells and resulting price pressure may arise.
- There are risks related to the intended further growth of the Company, for example, in the context of possible acquisitions, participations and joint ventures. Also, rapid growth presents constant challenges with respect to the establishment of suitable internal organization and risk monitoring structures. The planned expansion of the Company's activities in foreign target markets entails additional risks, in particular due to unfamiliar local conditions.
- The EEG provides for a continuous annual reduction of the minimum feed-in tariff for electricity produced and fed-in by photovoltaics. There is a risk that the Company will be unable to compensate for the annual reduction in the minimum feed-in tariff by a reduction of production costs and product and process improvements and that the profitability of the Company will thereby be impaired.
- Further material risks include:
  - there can be no assurances that the Company will succeed in achieving the further expansion of its production capacity;
  - investments in companies that develop additional photovoltaic technologies could subsequently prove to be bad investments;
  - the Company maintains extensive business relations with related parties which could result in conflicts of interest, or termination of important business relations with these

related parties; furthermore, there can be no assurances that transactions with related parties will always be concluded at terms favorable to the Company;

- there can be no assurances that the Company can secure the financing for its intended growth;
- the Company and/or its minority shareholdings may have to repay investment grants and subsidies, and approved investment grants may not be disbursed in full or in part;
- competition may, in the Company's view, increase over the medium-term;
- rapid technological developments may be favorably used by competitors, which could have a material adverse effect on the competitive position of the Company and threaten its existence;
- rising interest rates could increase expenses for financing photovoltaic systems, which could have a negative impact on the demand for photovoltaic cells;
- changes in the fiscal and regulatory framework for closed-end solar funds could have a negative effect on the demand for photovoltaic cells;
- the Company is exposed to warranty-related risks;
- the Company is dependent on skilled personnel in key positions, particularly on members of the Management Board and other executive and key employees;
- the intellectual property of the Company can only be protected to a limited extent and is currently largely not protected;
- the Company may infringe intellectual property rights of third parties;
- the Company's production sites are predominantly located in one place and production involves the use of toxic and explosive materials;
- the Company is increasingly exposed to exchange rate risks related to silicon and wafer purchases in foreign currencies and its increasing internationalization;
- the share ownership, even after the Offering, remains concentrated in the hands of certain existing shareholders and future sales of shares by existing shareholders could adversely affect the stock exchange price of the Q-Cells share;
- the offer price significantly exceeds the fractional book value of the shareholders' equity;
- future share capital measures may lead to a substantial dilution of the participation of the Company's shareholders;
- there was no public market in Q-Cells shares prior to the Offering and the share price could be highly volatile;
- the transfer of shares is subject to restrictions under the securities laws of the U.S. and other jurisdictions.

If these risks materialize, individually or together with other circumstances, they may substantially impair the business of the Company and may have material adverse effects on the Company's assets and liabilities, financial condition and results of operations.

Summary of the Offering

Subject Matter of the Offering	8,243,262 no-par value ordinary bearer shares, each such share having a notional amount of € 1.00 in the share capital (*Grundkapital*) and full dividend rights as of January 1, 2005. Of the total number of shares to which this Offering relates, 6,656,552 shares result from a capital increase from authorized capital against cash contributions as resolved by the Management Board on September 19, 2005 with the approval of the Supervisory Board as granted on September 19, 2005, 511,503 are owned by the Selling Shareholders, and with respect to up to 1,075,207 shares, the Selling Shareholders have granted the Underwriters an option ("Greenshoe Option") to purchase these shares in the event of an over-allotment. The Offering consists of a public offer in the Federal Republic of Germany and an international private placement during the period from September 21, 2005 through October 4, 2005, including a private placement to qualified institutional buyers in the United States of America in accordance with Rule 144A under the U.S. Securities Act of 1933.
Selling Shareholders	See "The Offering – Selling Shareholders, Lock-up agreements – Selling Shareholders".
Underwriters	Citigroup Global Markets Limited, Dresdner Bank Aktiengesellschaft and Landesbank Baden-Württemberg.
Price Range and Offer Price	Originally the price range within which offers to purchase the shares could be placed was set at € 29 to € 34 per share. As set forth in Addendum No 1 to the preliminary Offering Memorandum dated September 28, 2005, this price range was increased to € 35 to € 38 per share. Upon expiration of the offer period, the offer price was set jointly by the Company, the Selling Shareholders and the Joint Global Coordinators and Bookrunners (the "Joint Global Coordinators") on the basis of the order book built by way of a book-building process. The offer price is € 38 per share.

The offer price was announced on October 5, 2005 through electronic media, such as Reuters and Bloomberg as well as on the Company's Internet site, and is expected to be published in the *Frankfurter Allgemeine Zeitung* on October 6, 2005 and, on a later date, in the electronic and printed version of the German Federal Gazette (*Bundesanzeiger*). Should the placement volume prove to be insufficient to satisfy all the orders placed at the offer price, the Underwriters reserve the right to reject orders or to accept them only in part.

Delivery and Settlement .... Delivery and settlement of the shares against payment is expected to take place two business days following the commencement of trading in the shares.

Offer Period .... From September 21, 2005 through October 4, 2005. The offer period ended on October 4, 2005 at 12:00 noon (CET) for private investors and 6:00 p.m. (CET) for institutional investors.

Early Termination of the Offering .. The underwriting agreement may be terminated or ended early under certain circumstances.

Under certain circumstances, the underwriting agreement permits the Underwriters to terminate the underwriting agreement prior to the date of book-entry delivery of the shares to investors (scheduled for October 7, 2005, *i.e.*, two days after the date of being listed). Such circumstances include in particular:

- The occurrence of material damage to or impairments of the business activities of the Company,
- Adverse changes in the financial condition, results of operations or business activities of the Company,
- Material changes in the Management Board of the Company,
- Complete or partial suspension of trading on the Frankfurt, London or New York stock exchanges,
- A general moratorium for banks imposed by the federal government of the United States of America, the authorities of the State of New York

or authorities in the United Kingdom or in Germany,

- Adverse changes in the national or international financial, political, economic or legal environment or condition of the capital markets or exchange rates, or the outbreak of or increase in terrorist acts, for example, in the event of the occurrence or outbreak of hostilities, the declaration of a national emergency or of war in Germany, the United Kingdom or the United States of America, or any other catastrophe or crisis,

provided that the above circumstances are so severe that the completion of the Offering does not appear to be recommendable, or appears to be unreasonable or impracticable.

Should the underwriting agreement be terminated or ended early, the Offering will be aborted. Allotments already effectuated to investors will be void. In such a case, investors have no right to delivery of shares. Claims for subscription fees already paid and other costs incurred by investors in connection with the subscription are subject to the legal relationship between the investor and the institution where the investor placed its purchase order. Investors who purchased shares through the stock exchange or elsewhere will not be able to obtain any shares in this case. Short sellers bear the risk of not being able to meet their share delivery obligations.

Over-Allotment, Securities Lending Agreement and Greenshoe Option . . . .

In addition to the total of 7,168,055 shares of the Company to be placed, the Underwriters may allot further shares to investors in connection with the Offering. To cover such over-allotments, the Selling Shareholders lent a further 1,075,207 shares to the Underwriters under a securities lending agreement and granted them a Greenshoe Option to purchase these shares at the offer price. This option will expire 30 calendar days after the commencement of trading in the shares.

Stabilization	In connection with the placement, Citigroup and Dresdner Bank, as stabilization managers, may effect over-allotments and other stabilization measures to the extent legally permissible.
Lock-up Agreements	The Company and all the members of the management of the Company who are shareholders of the Company have agreed with the Underwriters to refrain without the prior written approval of the Joint Global Coordinators for a period of twelve months from the date of admission of the Company's shares to the stock exchange from selling the shares or taking any other measures that may influence trading in the shares. All other shareholders have agreed to refrain from taking any such measures for a period of six months from the date of admission of the Company's shares to the stock exchange.
Allotment Principles	The Company, the Selling Shareholders and the Underwriters will comply with the "Principles for the Allotment of Share Issues to Retail Investors" (*"Grundsätze für die Zuteilung von Aktienemissionen an Privatanleger"*) issued on June 7, 2000 by the Exchange Expert Commission (*Börsensachverständigenkommission*) at the German Federal Ministry of Finance (*Bundesministerium der Finanzen*).
Multiple Subscriptions	Up to five subscription orders per private investor account were permissible.
Minimum Allotment	The amount of a minimum allotment will be published in accordance with the Allotment Principles. Determination of a minimum allotment will not result in a general allotment.
Preferential Allotment to Management Personnel of Customers and Suppliers	The management personnel of important customers and suppliers of the Company were offered shares at the offer price (thus without any price discount) with an aggregate value of € 3.8 million. This eligible group of persons were offered a maximum of 100,000 shares in the aggregate under the preferential allotment (a maximum of 1,000 shares per eligible person). This corresponds to approximately 1.4% of the offer volume (without the

Greenshoe Option). Shares subscribed by persons eligible under this program were allotted to them on a preferential basis.

Preferential Allotment to Supervisory and Advisory Board Members . . . . . . The Company offered members of the Supervisory Board and the Advisory Board who do not hold any shares of the Company at the present time shares with a value of € 38,000 per person at the offer price (thus without any price discount). Each eligible member of the Supervisory and Advisory Board were offered a maximum of 1,000 shares. In the aggregate, this eligible group of persons were offered a maximum of 3,000 shares (corresponds to approximately 0.04% of the offer volume (without the Greenshoe Option). Shares subscribed by Supervisory and Advisory Board members eligible under this program were allotted to them on a preferential basis.

Listing . . . . Application was made for the admission of the entire share capital of the Company to trading on the official market (*amtlicher Markt*) and simultaneously to the official market sub-segment of the Frankfurt Stock Exchange with additional post-admission obligations (Prime Standard). Listing approval was granted on October 4, 2005. It is expected that trading will commence on October 5, 2005.

Proceeds . . . . The Company will receive the proceeds from the sale of the shares resulting from the capital increase from authorized capital. The Selling Shareholders will receive the proceeds from the sale of their shares.

Use of Proceeds . . . . The Company plans to use the proceeds realized from the Offering for financing its capital requirements in the following areas. Based on the current status of planning, the Company expects that these capital requirements can be covered by the proceeds of the Offering, the cash-flow from operating activities as well as borrowings.

- Financing of the further growth of the core business,
  - capacity expansion by constructing additional production facilities of the Company,
  - support for the supply of raw materials,

- investments in EverQ, CSG Solar and activities in the area of thin-film technology,
- additional measures, such as
  - general strengthening of the finance structure
  - investments in research and development with respect to product and production improvements in the core business area of the Company,
  - repayment of silent partnership interests amounting to approximately € 4.1 million,
  - strengthening of the working capital available for ongoing business activity.

The Company currently anticipates that the financing of the further growth of the core business will constitute the main focus of the need for capital in the next years and that it will accordingly make up the majority of the use of proceeds.

International Securities Identification Number (ISIN)	DE0005558662
Securities Identification Number (WKN)	555866
Common Code	022879430
Trading Symbol	QCE

RISK FACTORS

Prior to a decision to purchase shares of Q-Cells AG, potential investors should carefully read and assess the following specific risks and the other information contained in this Offering Memorandum. If these risks materialize, individually or together with other circumstances, they may substantially impair the business of the Company and may have material adverse effects on the assets and liabilities, financial condition and results of operations of the Company. The order in which the individual risks were chosen to be presented does not provide an indication of the likelihood of their occurrence nor of the severity or significance of the individual risks. In addition to the following risks, other risks and aspects may be of significance of which the Company is currently unaware or which it does not consider to be material from today's point of view but which may also have material adverse effects on the business, prospects, assets and liabilities, financial condition and results of operations of the Company. The price of the shares may decline if any of these risks materialize and investors could lose all or part of their invested capital.

Risks related to the business

Continued government incentives are of key significance to the Company

The business of the Company depends substantially on government incentives for photovoltaics. Without government incentives, photovoltaics would not be profitable, particularly in the area of grid-connected systems. This is due to the fact that the costs of generating electricity in this area exceed, and the Company believes will continue to exceed for the foreseeable future, market prices obtainable for and the costs of generating electricity from conventional energy sources (*e.g.*, nuclear power, coal and gas). Thus the costs for generating electricity as determined, for instance, in a study conducted by the Landesbank Baden-Württemberg, amount to € 0.04 per kW/h for nuclear power and to € 0.03 per kW/h for coal, while the costs for generating electricity by photovoltaics for an average rooftop system in Europe, depending on the solar radiation, range from € 0.25 (Southern Europe) up to € 0.60 per kW/h (Northern Europe) and in Germany tend toward the upper end of this range. (Source: Landesbank Baden-Württemberg, *Branchenanalyse Photovoltaic* 2005 (page 8)). According to figures published by the trade journal *Energie Informationsdienst*, the average electricity price for household customers in Germany in the period from January 2005 to July 2005 with an annual consumption of 3,500 kW/h (including all taxes) amounted to € 0.189 per kW/h. The corresponding average electricity price in selected European countries in the period from January 2005 to July 2005 equaled € 0.155 per kW/h. (Source: Energy Advice Ltd. (EA), Energie Informationsdienst No. 08/05 (page 23), No. 21/05 (page 23), Nr. 33/05 (page 23)). Grid-connected systems are currently the most important area of the market for the Company.

Government incentives in the Federal Republic of Germany

In the Federal Republic of Germany, incentives for photovoltaics are based in particular on the Renewable Energies Act (*Gesetz für den Vorrang erneuerbarer Energien* (*"EEG"*)). The EEG requires grid operators to connect photovoltaic systems to their networks and to purchase the electricity generated by such systems at long-term guaranteed minimum prices above the market price for conventionally produced electricity. The minimum tariff currently guaranteed under the EEG for electricity generated by photovoltaic systems commissioned in 2005 that are attached to or on top of a building or noise protection wall is € 0.5453/kWh for the first

30 kW, € 0.5187/kWh for the next 69 kW and € 0.5130/kWh for every additional kW. For the foreseeable future generating electricity in this form, as compared to other forms of electricity in the Federal Republic of Germany in the area of grid-connected systems, can only be profitable as a result of such economic support. This support creates the basis for the demand for photovoltaic systems and therefore also for photovoltaic cells. The EEG is thus the basis for the growth of the German photovoltaic market, which by far is the most important market for the Company, and therefore one of the most important factors for the further growth and profitability of the Company. In the first half of 2005, approximately 65% (2004: 74%) of the Company's sales was achieved in the Federal Republic of Germany.

The scope of the government incentives for photovoltaics depends on political developments. Political developments may occur in the future that could lead to a significant deterioration of the conditions for or a discontinuation of the support for renewable energies in the Federal Republic of Germany. This could, in particular, be the case as soon as in connection with the German parliamentary election in 2005 and an associated change in government, or in connection with the scheduled review of the feed-in tariffs by the end of 2007 as provided for by the EEG. (Regarding economic and political considerations, which speak against a complete discontinuation, or a short-term significant reduction, see "Business – Regulatory environment – Reliance of photovoltaics on government incentives"). Utility companies and grid operators burdened by the minimum feed-in tariffs of the EEG or by comparable foreign regulations may conduct targeted measures and lobbying activities against photovoltaic energy and thereby support political developments rejecting the EEG. A significant reduction in the scope of incentives or a significantly unfavorable amendment or discontinuation of the EEG (without the enactment of comparable regulatory replacement provisions) would have a considerably adverse effect on the profitability of photovoltaic systems and thus a negative impact on the price of and conceivably the demand for photovoltaic cells and the Company's growth and profit margins. This could therefore have a material adverse effect on the assets and liabilities, financial condition and results of operations of the Company. Furthermore, this could threaten the existence of the Company and, in a worst-case scenario, lead to a total loss of an investor's investment.

By a written submission dated April 28, 2005, a constitutional complaint has been filed against the EEG. The plaintiffs have applied for the EEG to be declared unconstitutional for burdening private electricity consumers with costs associated with the use of renewable energies. They assert that their fundamental right to private autonomy is violated because as electricity consumers they are forced to bear the added financial burdens resulting from the EEG, and that this constituted a constitutionally impermissible special levy. At present, it is not yet clear whether the Federal Constitutional Court (*Bundesverfassungsgericht*) will admit the complaint for a decision. Constitutional law considerations against the predecessor EEG regulation, the Sale of Electricity to the Grid Act (*Stromeinspeisungsgesetz*), as well as the previous version of the EEG of March 29, 2000, were rejected by the German Supreme Court (*Bundesgerichtshof*) in other proceedings that are legally non-binding for the current proceeding, (See "Business – Regulatory environment – The Federal Republic of Germany – Renewable Energies Act"). Any invalidity, repeal or amendment of the EEG in relation to photovoltaics, in particular a discontinuation or reduction of the minimum feed-in tariff for photovoltaically produced electricity, could have a negative impact on the price of and conceivably the demand for photovoltaic cells and on the Company's profit margins. A significant reduction of incentives or a discontinuation of the EEG could have material adverse

effects on the assets and liabilities, financial condition and results of operations of the Company. Furthermore, this could threaten the existence of the Company.

Government incentives outside Germany

In other European countries in which the Company is currently or intends to become active, there are also incentives (or such incentives are planned) without which grid-connected photovoltaic systems could not be operated profitably in such countries. Just as in the Federal Republic of Germany, political developments may occur in these countries that could lead to a material deterioration of the conditions for incentives or a discontinuation of the incentives for photovoltaics. It is also possible that government financial support of photovoltaics in these countries will be subject to judicial review and considered a violation of the law or be significantly reduced or discontinued for other reasons. This could prevent the Company from implementing its internationalization strategy in these countries (see "Business – Strategy"). Demand in the Federal Republic of Germany from foreign markets could also decline considerably, which would have material adverse effects on the financial condition and results of operations of the Company. A decline in demand from outside Germany could also result if the incentives provided by the EEG in the Federal Republic of Germany are reduced or discontinued. The reason for this is that the demand for photovoltaic cells in some countries is generated by companies manufacturing modules from cells imported from the Federal Republic of Germany, which are then partly exported to the Federal Republic of Germany due to the strong demand created there by the EEG for photovoltaic modules and systems.

The Company depends on a limited number of key suppliers and in view of the current shortage of silicon and silicon wafers, its ability to operate at full production capacity and its further growth largely depend on the adequate supply of silicon wafers

Silicon wafers are the key input product for the business of the Company. All photovoltaic cells currently produced by the Company are manufactured from silicon wafers. Silicon is the starting material for the production of silicon wafers. The limited availability of silicon and silicon wafers due to the current excess demand puts limits on the expansion of the production of the Company. Furthermore, operating at full existing and planned capacities and the ability of the Company to meet delivery obligations are at risk if the silicon wafer supply is inadequate. The availability, contractual procurement and price of silicon and silicon wafers are therefore of key significance to the financial condition and results of operations of the Company. Various suppliers worldwide currently cover the wafer requirements of the Company. Most of the purchasing volume of wafers is sourced from five key suppliers. The Company is therefore dependent on its key suppliers.

Supply contracts in some cases include provisions entitling suppliers to reduce the volume of supply or terminate the contract early. For example, contracts generally entitle silicon wafer suppliers to reduce the supply volume if they are unable to procure sufficient quantities of silicon or silicon ingots for their silicon wafer production due to a shortage of silicon. In the case of some of the Company's suppliers, including its largest supplier, the agreed delivery volumes in future periods are based on the assumption that such suppliers will have expanded their capacities by then as planned. If the planned expansions of capacities do not take place or are delayed, there is a risk that the agreed volumes will not be supplied. In such an event, the largest supplier is even entitled to reduce the supply volume. Most contracts – excluding the contract with the largest supplier – also provide for a right of termination if the contractual

parties fail to reach an agreement in the context of semi-annual or annual new price negotiations. Even if the wording of the contract establishes a delivery obligation, this does not guarantee that deliveries will take place in the full amount, on time, or in the agreed quality. There have been some cases in the past, including in regard to the main supplier, resulting in slightly late deliveries and in one case, a reduced delivery volume.

If one of these suppliers is unable or only partially able to meet its delivery obligations for any of the above reasons or for any other reasons (for example, insolvency, destruction of production plants or refusal to perform following a change in control), in particular due to current excess demand, it cannot be guaranteed that the Company will be able to source wafers from other suppliers at short notice at the required volume. Furthermore, it cannot be guaranteed that the Company will be in a position to conclude contracts with suppliers for an adequate volume of wafers in the future.

Should the above-described circumstances result in an inadequate supply of wafers, the Company will be unable to manufacture and sell the corresponding volume of photovoltaic cells. This could have material adverse effects on the assets and liabilities, financial condition and results of operations of the Company.

The Company has entered into extensive and partly long-term purchase obligations in regard to silicon and silicon wafers resulting in, inter alia, sales and price-related risks

Under the currently existing supply contracts with its suppliers, the Company is required to purchase and pay for the agreed supply volumes. At September 12, 2005, the Company had purchasing obligations *vis-à-vis* silicon and wafer suppliers for the period from July 1, 2005 through 2015 totaling about € 1,760.3 million (calculated on the basis of the prices in effect on September 12, 2005).

The Company is exposed to purchase and price-related risks associated with the photovoltaic cells produced from the silicon wafers. There are inconsistencies in regard to the terms, volumes and other contractual conditions between its supply contract portfolio and customer contract portfolio. Furthermore, there can be no assurances that individual customers will continue to exist or meet their contractual purchase and payment obligations due to insolvency or for other reasons. If the Company is unable to meet its delivery obligations for reasons other than an inadequate wafer supply (due to the unplanned realization of expansion of the Company or the destruction of production plants, for example), most contracts with customers provide for contractual penalties. Furthermore, customers might also be able to assert more extensive damage claims against the Company in the event of late or failed deliveries of the Company.

With respect to price risks, contracts with suppliers generally provide for annual or semi-annual negotiations of new prices taking into account market developments such that price risks are generally limited for a period of six to twelve months. In the event of failing to reach agreement, most contracts provide for a right of termination of both parties subject to a notice period of typically six months. In some cases, in particular in the case of the largest supplier, no right of termination is provided because the price is determined on a binding basis in an arbitration proceeding if the parties fail to reach an agreement in the context of new price negotiations. Given the risks associated with price changes, most contracts with customers

provide for semi-annual price renegotiations as a rule. In the event of failing to reach an agreement, as a rule these contracts provide for the determination of a binding price by an arbitrator.

Since the end of 2004, the Company has procured silicon and silicon ingots for processing into wafers in a considerable volume (see "Business – Procurement"). The Company is currently negotiating further silicon delivery contracts. In the case of silicon procurement based on long-term contracts, the parties generally agree on fixed prices below the current market level. The contracts generally do not provide for adjusting prices to the development of the market or for renegotiating prices. The Company has some purchase obligations extending through the year 2015. The Company will be exposed to increased purchase and price-related risks in particular if a substantial drop in silicon prices occurs.

Long-term purchase and delivery obligations in particular entail purchase and price-related risks, as the risk of fundamental market changes occurring increases in particular in regard to silicon availability and demand for photovoltaic cells together with the increasing length of time involved. Such fundamental market changes could result from the development of additional, non-silicon wafer based technologies for producing photovoltaic cells or modules.

If the above purchase and price-related risks were to materialize, this could have material adverse effects on the assets and liabilities, financial condition and results of operations of the Company.

Advance payments in connection with silicon supply agreements

The Company makes substantial advance payments on the purchase price in connection with long-term silicon supply agreements (see "Business – Procurement – Silicon and ingot procurement"). This practice is mainly the result of the currently limited availability of silicon. It may be beneficial for the Company to conclude additional agreements in which it may agree to advance payments without receiving loan collateral for such payments. If such payments are made, the Company will be exposed to credit risks of these suppliers in the amount of the unsecured claims. There can be no assurances that one or several of these suppliers will not fail to deliver. Without any collateral, the inability to make payment or an insolvency of one or several of such suppliers may result in a default of the unsecured claims in part or total as the Company does not have any means to gain access to the silicon volumes agreed to be supplied. Such a default may have material adverse effects on the assets and liabilities, financial condition and results of operations of the Company.

Several large customers account by far for the greatest share of the Company's sales

By far the greatest share of the total volume supplied by the Company is purchased by five large customers. In the first six months of 2005, this accounted for approximately 60% of the Company's total volume supplied (2004: 72%). If one or more customers are lost or if a customer terminates a supply contract prematurely, the Company may be unable to find a buyer or may have to sell at a considerably lower price or/and at other adverse conditions. This could have material adverse effects on the assets and liabilities, financial condition and results of operations of the Company.

Establishment of overcapacities for the production of photovoltaic cells

Irrespective of the current shortages in the silicon and wafers supply, photovoltaic cell manufacturers invest heavily in the expansion of their production capacities in view of the strong demand for photovoltaic cells and the expected strong market growth. The pace of the expansion of production capacities for photovoltaic cells could accelerate if the current scarcity of silicon is overcome in the medium term, or the need for silicon is significantly reduced as a result of saving of materials in connection with new technologies. The expansion of production capacities of photovoltaic cells by the manufacturers may result in an excess supply of photovoltaic cells. This could lead to considerable pressure on the world market price for photovoltaic cells. A resulting drop in prices for photovoltaic cells manufactured by the Company could have material adverse effects on the assets and liabilities, financial condition and results of operations of the Company.

There are risks associated with possible acquisitions, participations and joint ventures

The Company intends to continue to grow both organically and potentially through acquisitions, participations in joint ventures or shareholdings in the Federal Republic of Germany and outside of Germany, potentially also at lower levels of the value-added chain in which the Company does not have the same degree of technological know-how and experience that it does in the area of silicon wafer-based cell production. For this reason, the risk exposure of the Company may be subject to considerable change in the future.

Acquisitions of companies and participations in joint ventures or other strategic alliances with suppliers or other companies at a lower level of the value-added chain are subject to considerable investments and risks. They include the risk that the Company may be unable to keep, maintain or integrate the employees or business relationships of the newly acquired company or parts of companies, or fails to realize the desired growth objectives, economies of scale or cost savings or fails to start production on time and on budget. In addition, disagreement with joint venture partners or an unfavorable trend in regard to strategic alliances with suppliers or other companies active on lower levels of the value chain may occur. The success of future acquisitions of companies or other participations in joint ventures or other shareholdings therefore cannot be guaranteed.

Wrong risk assessment as well as any other failures associated with acquisitions, interests in shareholdings and joint ventures could have material adverse effects on the assets and liabilities, financial condition and results of operations of the Company.

The intended expansion of the activities of the Company in foreign target markets involves considerable risks

The Company intends to further internationalize its business activities, in particular in Europe and Asia and possibly in other markets as well, such as North America. The internationalization activities of the Company thus far have mainly been comprised of attracting new customers or new suppliers in such markets or customers who on their part distribute photovoltaic modules in these markets. At least in the medium term, the Company is considering establishing its own presence in foreign markets. The Company already has one distributorship and procurement office near Shanghai and plans to open a distributorship and procurement office in Hong Kong. A series of risks result from the internationalization of its business activities. These include primarily the prevailing general economic, legal and

tax-related conditions in the relevant countries, unanticipated changes of the regulatory requirements and the compliance with various foreign laws and regulations. In addition, there are further risks of trade restrictions and changes in tariffs or customs associated with international activities. To the extent that internationalization is accomplished by means of participations or joint ventures, there are additional risks (see "– There are risks associated with possible acquisitions, participations and joint ventures"). The operation and protection of IT structures and establishment and maintenance of appropriate risk management and controlling structures regularly present special challenges to cross-border business activities. A change in one or more of the factors described above may have material adverse effects on the assets and liabilities, financial condition and results of operations of the Company.

There are risks associated with the fast growth of the Company

Developing appropriate internal organizational structures and management processes on an ongoing basis in line with the fast growth of the Company represents a constant challenge to the Company (in particular with regard to hiring an appropriate number of qualified employees in line with such growth and the integration of such employees) and ties up considerable management resources. This applies in particular to the areas of administration, finances, *i.e.*, accounting, cost accounting, planning, controlling and investor relations, as well as personnel management, employee training and internal auditing. The disclosure and other ongoing obligations associated with the Offering of the Company will also increase the challenges to the finance and accounting departments of the Company. If the Company fails to appropriately develop its internal organization and information structures, an unfavorable trend or business-related or administrative oversights might occur that could result in material adverse effects on the assets and liabilities, financial condition and results of operations of the Company.

Due to its fast growth, the Company is constantly challenged to create adequate risk monitoring and management structures facilitating an early recognition of unfavorable trends and risks at an adequate pace and with the appropriate care. In connection with the rapid growth of the Company and in preparation for the Offering, the risk monitoring and management system of the Company was recently further developed. During this development it was determined that, with regard to a number of delivery agreements with module producers containing an ancillary clause pursuant to which module producers were only allowed to resell unprocessed cells with the consent of the Company, the risk exists that such ancillary clause may not conform to applicable law. Therefore, the Company decided to cancel this ancillary clause in its delivery agreements. To the knowledge of the Company, the cells delivered have been processed into modules by the module producers and no module producer concerned has asked for re-sale approval. There can be no assurances that the Company may not suffer significant financial disadvantages as a result of this situation, but the Company considers the corresponding probability as very low.

It cannot be excluded that the Company's existing risk monitoring and management system, which recently underwent further development in connection with the fast growth of the Company, proves to be inadequate in ongoing practice and that gaps or deficiencies in the system become apparent. Nor can it be guaranteed that the Management Board will succeed in connection with the intended further expansion to appropriately further develop the risk monitoring and management system. This could limit the ability to identify and control risks, trends and unfavorable trends on a timely basis, and result in material adverse effects on the assets and liabilities, financial condition and results of operations of the Company.

The Company may not be able to achieve sufficient cost reductions and product and process-related improvements

The EEG provides for a continuous annual reduction of the minimum feed-in tariffs for electricity produced and fed into the grid from renewable energy sources. See "Business – Regulatory environment – The Federal Republic of Germany". The Company therefore assumes that in the medium and long term, the market prices for photovoltaic cells will continue to tend to decline. The Company may not achieve sufficient cost reductions and product and process-related improvements of an adequate scope to compensate for the anticipated price decline. If cost reductions and product and process-related improvements were to lag behind the price reductions for photovoltaic cells, this could have material adverse effects on the assets and liabilities, financial condition and results of operations of the Company.

The Company may not succeed in achieving further expansion of its production capacity according to plan

The Company also plans to implement a considerable expansion of the capacity of its silicon wafer-based photovoltaic cell production in the future. The growth plans of the Company can only succeed if this production expansion is implemented on a timely basis and the government incentives for photovoltaic cell production are maintained. Delays could result due to a number of events out of the Company's control. For the same reason, it cannot be guaranteed that the Company will succeed in realizing its intended capacity expansion. The budget may also be substantially exceeded as a result of delays or for other reasons. As a consequence, the capacity expansion may only be partially implemented. This could substantially prejudice the competitive position of the Company and have material adverse effects on the assets and liabilities, financial condition and results of operations of the Company.

Investments in companies and other activities that develop additional photovoltaic technologies could subsequently prove to be bad investments

Apart from the extensive investments made in and planned for the further expansion of the production capacities of the Company for manufacturing silicon wafer-based photovoltaic cells, the Company has also invested and plans to invest further in its minority shareholdings in EverQ and CSG Solar, which develop and construct systems based on additional photovoltaic technologies (see "Business – Investments"). The Company also plans to invest in other thin-film technologies. However, there can be no assurances that EverQ and CSG Solar will be able to optimize these methods and expand production to enable them to achieve economies of scale and cost savings to establish a profitable and competitive mass production. Therefore, there is a risk that manufacturing photovoltaic cells on the basis of these technologies will not be profitable. In particular, with regard to CSG Solar, there can be no assurances that its products will be accepted by the market. Some or all of the Company's shareholdings and its activities in thin-film technologies could prove to be bad investments, and a partial or full write-off of the shareholdings in such companies could have an adverse effect on the Company's results of operations. There is also the risk of significant delays in the start-up of production that could lead to costs exceeding the budget (for example, due to technological problems in the construction of production machinery and the development of manufacturing processes). Some market participants already offer products on the market based on comparable photovoltaic technologies. Other market participants in such photovoltaic

technologies could also be faster in achieving market maturity and cost-effective industrial production and thereby increase cost pressure considerably. Additional risks associated with EverQ and CSG Solar result from the fact that the Company currently has only minority shareholdings and, therefore, such companies are not managed by the Company. If one or more of the above risks materializes, this could have material adverse effects on the assets and liabilities, financial condition and results of operations of the Company.

The Company engages in extensive related party transactions

The Company's largest supplier, ScanWafer AS ("ScanWafer"), a company belonging to the Renewable Energy Corporation ASA group of companies ("REC Group"), and the Company's largest customer, the SOLON AG für Solartechnik group of companies ("Solon Group"), are related parties. The volume purchased from ScanWafer amounted to approximately 39% of total silicon wafer purchase volume in 2004 and approximately 36% of total silicon wafer purchase volume in the first half of 2005. Sales generated by the Company with the Solon Group accounted for approximately 17% of total sales in 2004 and approximately 21% of total sales in the first half of 2005. Other obligations to related parties exist as well. See "Related Party Transactions".

There are potential conflicts of interest and dependencies of the Company resulting from relationships with related parties. There can be no assurances that the transactions with related parties will always be concluded at terms favorable to the Company. In addition, related party transactions may not be maintained at the current level or at all in the future. This could have material adverse effects on the assets and liabilities, financial condition and results of operations of the Company.

The Company may not be able to secure the financing for its intended growth

The Company requires considerable financing in order to realize its growth plans. If and to what extent the Company will succeed in obtaining adequate financing depends significantly on the financial condition and results of operations of the Company. The condition of the market in the area of photovoltaics and the financial markets will be another key factor. There can be no assurances that the Company will be able to receive the required financing in all instances in a timely manner, to the required extent and/or on the desired terms. This could prevent the Company from implementing its growth plans, in particular the intended capacity expansion, but also other important investments, for example, in research and development, and this could endanger its competitive position and have material adverse effects on the assets and liabilities, financial condition and results of operations of the Company.

The Company and/or its minority shareholdings may have to repay investment grants and subsidies, or previously awarded investment grants may not be disbursed in full or in part

A considerable part of the investment needs of the Company for developing and expanding its capacity has been covered thus far by public investment grants and subsidies. The investment grant decisions received by the Company contain conditions regarding the creation of jobs and other conditions. If these conditions are not being met during the commitment period, which generally does not end until five years after the specified investment period, this may result in a repayment claim for the investment grants received by the Company. During the commitment period such conditions may no longer be met and the Company may be subsequently exposed

to considerable repayment claims. If a larger company or several larger companies acquire an interest in the Company following the Offering that leads to a dependency of the Company, this may result in a repayment claim with respect to the portion of the grants that was granted in respect of the Company's status as a "small to medium-sized enterprise" ("SME") at the time of the grant. In each of the investment grant decisions, this portion amounted to 15% of the investment volume eligible for grants. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Key factors influencing financial condition and results of operations – Investment grants and subsidies". The minority shareholdings of the Company, EverQ and CSG Solar, have also been granted investment grants. Repayment claims may also result if conditions are not met or the SME status is lost due to the loss of independence. If repayment claims occur, this could have material adverse effects on the assets and liabilities, financial condition and results of operations of the Company.

The investment grant decisions issued to the Company from the Investitionsbank Sachsen-Anhalt cover investment grants in a total amount of approximately € 21 million, approximately € 5.4 million of which were still to be disbursed as of June 30, 2005. According to the investment grant decisions, disbursement is subject to the condition that the institutions providing funds for such grants (European Union, the Federal Republic of Germany and the State of Saxony-Anhalt) have available funds, and – in the case of the Federal Government and the State of Saxony-Anhalt – such funds have been included in their respective budget. Such condition therefore creates the risk of the investment grants being disbursed late, or if no funds are available, of not being disbursed at all. If funds for investment grants are not available and therefore cannot be disbursed to the Company, this could have material adverse effects on the assets and liabilities, financial condition and results of operations of the Company.

The Company is exposed to increasing competition which it believes will continue to intensify in the medium term

Current and potential competitors of the Company include enterprises having considerable financial, technical and personnel resources and a large market share. This applies in particular to those photovoltaic cell manufacturers being part of financially strong groups (for example, Sharp, Kyocera, BP Solar, Mitsubishi Electric and others). See "Business – Market for photovoltaics and competitors – Market environment". A series of relatively new companies have also successfully positioned themselves on the market in recent years. Competitors of the Company, in particular from Asia, may pursue an aggressive price policy and offer conditions to customers that are more favorable than the Company's conditions. This could require the Company to accept considerable reductions of its profit margin and the loss of market shares due to the price pressure. Competitors may gain control over or influence on suppliers or customers of the Company by shareholdings in such companies and thereby adversely affect the Company's supplier relationships. New competitors, in particular former suppliers of the Company or internationally active, financially strong groups in the areas of electronics, oil, plant construction and energy supply, may enter the market and gain significant market shares within a short period of time, by, *inter alia*, using aggressive price policy. There can be no assurances that the Company will continue to be successful in standing up to current and future competition. Any impairment of the Company's competitive position for the above reasons could have material adverse effects on the assets and liabilities, financial condition and results of operations of the Company.

If competitors gain advantages in the fast technological development of photovoltaics, this could affect the competitive position of the Company considerably and present a threat to its existence

Further research and development is of crucial significance to silicon wafer-based photovoltaic cell technology. The realization of cost reductions is predominantly determined by technological development. Competitors may achieve technological progress faster than the Company and thereby achieve competitive advantages in price and/or quality. This could weaken the competitive position of the Company and have material adverse effects on its assets and liabilities, financial condition and results of operations.

The research and development of additional photovoltaic technologies is of significant importance to the Company and the photovoltaic cell manufacturing market. Currently, the silicon wafer-based photovoltaic cell technology clearly dominates. Nonetheless, there are a number of additional silicon and non-silicon-based photovoltaic technologies with a high silicon-savings and cost-savings potential that are already being offered on the market in certain varieties by various companies. These include the so-called foil or ribbon technologies, the basic concept of which is based on producing silicon wafers directly from melted silicon, as well as various thin film technologies including the technology developed by CSG Solar. If one of these companies succeeds in developing such photovoltaic technologies to a stage at which such products lead to considerable cost savings, achieve a high acceptance rate on the market in their respective application fields, and production processes are developed to a stage at which mass production is profitable, the market conditions for the Company could subsequently change significantly. Another market participant's success in this regard could considerably prejudice the competitive status of the Company. This could have material adverse effects on the assets and liabilities, financial condition and results of operations of the Company. Furthermore, this could threaten the existence of the Company.

Increasing interest rates could have a negative impact on the demand for photovoltaic cells

Grid-connected photovoltaic plants are generally financed by debt to a large extent. This applies both to small and medium-sized photovoltaic plants, constructed by private individuals, farmers, companies or public authorities, as well as to large photovoltaic plants generally constructed on the basis of so-called closed-end funds. The historically comparatively low interest-rate levels and resulting low debt costs have had a positive effect on the profitability of photovoltaic systems and therefore made an essential contribution to the increase in demand for photovoltaic cells. An increase in interest-rate levels resulting in higher debt costs would considerably reduce the profitability of photovoltaic systems and therefore have an adverse effect both on the demand for photovoltaic systems and photovoltaic cells. This applies in particular to large photovoltaic systems financed by closed-end funds, which represent a large part of the demand for the photovoltaic cells of the Company. The objective of such closed-end funds is to increase the return on equity of the fund investors by using the greatest possible portion of debt. Increasing debt costs due to increasing interest-rate levels would have a detrimental effect on the expected return and thereby reduce the attractiveness of an investment in such closed-end funds. A reduced demand for interests in closed-end funds would reduce the funds available for investments in photovoltaic plants. Fewer new large projects for photovoltaic systems could be planned by such closed-end funds, which could result in a considerably adverse effect on photovoltaic cell demand. Increasing interest rates could therefore have material adverse effects on the assets and liabilities, financial condition and results of operations of the Company.

Risks associated with a change in the fiscal and regulatory framework for closed-end solar funds

Large photovoltaic plants and solar parks, which are generally financed by special closed-end, fiscally optimized funds for such projects, currently have a significant influence on the demand for photovoltaic cells. A change in the fiscal framework applicable to closed-end funds, which would result in a less attractive return on investment for closed-end solar funds in comparison with other alternative investments, could result in large photovoltaic plants and solar parks being planned and realized at a considerably lower level than previously planned and realized and thereby reducing demand for photovoltaic cells to a considerable extent. The same effect could occur from a targeted reduction of subsidies for large photovoltaic plants (open land plants), which is partially the subject of political discussion. A reduction of demand in the market could lead to increased competition and, in particular, to price pressure due to the decline in construction of large photovoltaic plants. This could have material adverse effects on the assets and liabilities, financial condition and results of operations of the Company.

As a manufacturer and seller, the Company is exposed to warranty-related risks

The photovoltaic cells manufactured and sold by the Company may have defects. The Company guarantees that the photovoltaic cells achieve at least 90% of nominal performance for a period of ten years. Furthermore, it offers a contractual warranty of one to two years for photovoltaic cells sold to its customers. The Company may be exposed to substantial warranty claims. Furthermore, the market acceptance and reputation of the Company may be damaged considerably due to product defects. If such warranty risks materialize, this could have material adverse effects on the assets and liabilities, financial condition and results of operations of the Company.

The Company depends on Management Board members, other executive and key employees in the area of research and development and other qualified personnel in key positions

The success of the Company depends on qualified executives and employees, in particular the Management Board members and employees with research and development expertise. The loss of executives, key employees in the area of research and development or other employees in key positions could have a material adverse effect on the market position and research and development expertise of the Company. Considerable expertise could be lost or access thereto gained by competitors. No post-contractual prohibition on competition exists with the members of the Management Board. Due to the intense competition there is a risk of qualified employees being won over by competitors or of being unable to find a sufficient number of appropriate new employees. There can be no assurances that the Company will be successful in retaining these executives and the employees in key positions or in hiring new employees with corresponding qualifications. If the Company fails to do so, this could have material adverse effects on the assets and liabilities, the financial condition and results of operations of the Company.

The intellectual property of the Company can only be protected to a limited extent and is currently largely not protected

The Company has extensive technological know-how. This know-how provides an important basis for the business of the Company. However, the major part of the know-how of the

Company cannot be protected in the Federal Republic of Germany and cannot be protected by industrial property rights but only by confidentiality agreements concerning the use and disclosure of such know-how. As the technology in the new photovoltaic industry develops at a fast pace, the Company believes that the protection of the currently existing know-how (with the exception of a strict internal confidentiality area for treatment processes and recipes in particular) is less important than maintaining its research and development expertise and the further development of such expertise with the objective, if possible, to develop and maintain a know-how headstart from its competitors. The Company therefore currently accepts the fact that the Company's know-how is being transferred to customers and suppliers, but also to the Company's machinery suppliers. The latter also use the expertise gained in the process of the joint development of production plant parts used in manufacturing production machinery for competitors of the Company. This approach bears the risk that competitors will copy the know-how of the Company (in particular, in the area of machinery and product technology) without incurring any expenses of their own.

By contrast, treatment processes and recipes in particular constitute a strict area protected by the Company internally as a business secret. There can be no assurances that third parties do not learn of these business secrets by means of unauthorized access or transfers to third parties. This could result in a considerable impairment of the competitive position of the Company. In addition, there is the risk of a competitor having or gaining a technological know-how headstart over the Company and thereby significantly weakening the competitiveness of the Company (for example, through price competition). This could have material adverse effects on the assets and liabilities, financial condition and results of operations of the Company.

There is a risk of infringement of intellectual property rights of third parties

There is a risk that the Company infringes intellectual property rights of third parties, thereby being liable for damage claims or otherwise. It is not always possible to determine with certainty whether there are effective and enforceable third-party intellectual property rights to certain processes, methods or applications. Therefore, third parties may assert infringements of intellectual property rights (including illegitimate ones) against the Company. In case a person successfully asserts an infringement of intellectual property rights against the Company, the Company could be subject to payment obligations or be required to cease using certain treatment methods in production. This could have material adverse effects on the assets and liabilities, financial condition and results of operations of the Company.

The Company's production sites are predominantly located in one place and production involves the use of toxic and explosive materials

All of the Company's administrative and factory buildings as well as the factory buildings planned for EverQ and CSG Solar are located in direct proximity to one another in an industrial area near Thalheim in Saxony-Anhalt, Federal Republic of Germany. All administrative buildings and all production lines of the Company currently in operation are located on the same factory premises in Thalheim. Natural disasters, fire, explosions, terrorist attacks or other damage events could therefore threaten or destroy all or a great part of the Company's production means. A destruction of even just part of the Company's production facilities could have material adverse effects on its assets and liabilities, financial condition and results of operations and, moreover, threaten the existence of the Company.

Highly toxic chemicals such as acids and bases as well as gases are used in parts of the production process. This harbors an increased risk of work-related accidents and places high demands on work safety measures. No major injuries have occurred in connection with work-related accidents to date. Nonetheless, it cannot be excluded that bigger accidents or accidents involving serious or fatal injuries may occur. Furthermore, there is a risk of contamination and environmental damage associated with the chemicals used in production. The materialization of any of the above risks could have material adverse effects on the assets and liabilities, financial condition and results of operations of the Company.

The Company is increasingly exposed to exchange rate risks related to silicon and wafer purchases in foreign currencies and its increasing internationalization

A part of the Company's purchase volumes is effectuated in U.S. dollars (in the first half of 2005, this amounted to a total of US$ 34.2 million). Due to recently concluded agreements, U.S. dollar purchase volumes will increase. By contrast, transactions involving sales in U.S. dollars tended to play a subordinate role to date. Expenditures for silicon and wafers therefore depend on exchange rate fluctuations. Exchange rate fluctuations in the U.S. dollar and euro can lead to exchange rate losses. Due to the historically comparatively low U.S. dollar/euro exchange rate in recent times, despite short-term fluctuations, the Company has not yet engaged in any hedging transactions to date. If hedging does not take place on a timely basis or to an adequate extent, this could lead to increased cost of materials and negative effects on the Company's profit margins. The Company plans to expand its international activities. In this context, exchange-rate risks may arise in regard to other currencies (for example, Asian currencies) and increase considerably. If exchange rates, in particular the U.S. dollar/euro exchange rate, develop unfavorably on a sustained basis, this could have a material adverse effects on the assets and liabilities, financial condition and results of operations of the Company.

Risks related to the Offering

After the Offering, share ownership remains concentrated in the hands of existing shareholders and future sales of shares by existing shareholders could adversely affect the stock exchange price of the Q-Cells share

Once the offered shares have been placed, the existing shareholders will hold an interest of 80.6% (if the Greenshoe Option is exercised in full, of 77.7%) in the share capital of the Company (following completion of the Offering). As a result of the concentration of share ownership, the existing shareholders will be in a position, irrespective of the voting behavior of the other shareholders, to exert a substantial influence over all key decisions concerning the business of the Company, and on the future composition of the Supervisory Board and therefore also on the Management Board. The shareholders Good Energies Investments B.V., APAX Europe-VA L.P., as well as (each indirectly through companies held by them) Immo Ströher and Dr. Thomas van Aubel (together with the shareholdings of close family members) are expected to hold (if the Greenshoe Option is exercised in full) 16.4%, 11.7%, 20.5% and 8.2% of the share capital of the Company, respectively, following completion of the Offering, and either alone or jointly may therefore exert a major influence at the general shareholders' meeting on the future composition of the Supervisory Board and other resolutions of the general shareholders' meeting of the Company.

The Company and the members of the management who are shareholders of the Company have agreed with the Underwriters to refrain, without the prior written approval of the Joint Global Coordinators for a period of twelve months as of the admission of the shares to trading, from selling shares or taking any other measures that may influence the share price. All other shareholders have agreed to refrain from taking any such measures for a period of six months as of the admission of the shares to trading. See "The Offering – Selling Shareholders, lock-up agreements". If the existing shareholders sell their shares in full or in part once this period expires, this could have a material adverse effect on the price of the shares.

The offer price significantly exceeds the fractional book value of the shareholders' equity

The offer price to be paid by investors acquiring shares of the Company in connection with the Offering considerably exceeds the fractional book value of the shareholders' equity (See "Dilution"). The offer price therefore indicates a large amount of goodwill, and there can be no assurance that this goodwill can be realized.

Future share capital measures and the exercise of stock options may lead to a substantial dilution of the participations of the Company's shareholders

If the Company's growth plans were to materialize, a considerable investment and capital need will also exist in the long term. Raising additional capital, stock options potentially exercised under the stock option programs and the exercise of possibly later issued convertible or warrant-linked bonds, or the acquisition of other companies or shareholdings in companies by means of possibly later issued shares of the Company as well as any other capital measures may lead to a considerable dilution of the participations held by the shareholders in the Company. At September 15, 2005, stock options were outstanding that, if the conditions for exercise are met once the respective vesting period has ended, entitle subscription to 2,922,696 shares of the Company.

Absence of a public market for Q-Cell's shares prior to the Offering and exposure of the share price to high volatility

There was no public market for the shares of the Company prior to the Offering. The offer price was calculated and set by the Joint Global Coordinators in consultation with the Company and the Selling Shareholders using the so-called book-building procedure. The offer price may not correspond to the price at which Q-Cells shares are traded on the Frankfurt Stock Exchange after the Offering. There is no guarantee that active trading in the shares will develop and continue after the Offering. The number of shares in free float, changes in the general state of the industry-sector, economic fluctuations and the general development of the financial markets may – irrespective of the results and financial conditions of the Company – lead to considerable fluctuations in the price of Q-Cells shares and have a material adverse effect on the price of Q-Cells shares.

The transfer of shares is subject to restrictions under the securities laws of the U.S. and other jurisdictions

The Company has not registered the shares pursuant to the U.S. Securities Act of 1933, as amended, or other securities laws of jurisdictions other than the Federal Republic of Germany and does not expect to do so in the future. The shares may not be offered or sold in the U.S. or to a U.S. person (as defined in Regulation S of the U.S. Securities Act of 1933) or in any

other jurisdiction in which such securities registration is required but has not taken place, unless an exemption from the registration requirements of the U.S. Securities Act of 1933 and other securities laws is available or the offer or sale occurs in connection with a transaction that is not subject to these provisions. In addition, there can be no assurances that shareholders residing or domiciled in the United States will be able to participate in future capital increases or subscriptions rights.

PERSONS RESPONSIBLE FOR THE CONTENT OF THE OFFERING MEMORANDUM

Q-Cells AG, Guardianstrasse 16, 06766 Thalheim, Citigroup Global Markets Limited, Citigroup Centre, 33 Canada Square, London E14 5LB, United Kingdom, ("Citigroup"), Dresdner Bank Aktiengesellschaft, Jürgen-Ponto-Platz 1, 60301 Frankfurt am Main, Federal Republic of Germany ("Dresdner Bank," or as on the cover sheet of this Offering Memorandum "Dresdner Kleinwort Wasserstein" (marketing name)) along with Citigroup, the "Joint Global Coordinators") and Landesbank Baden-Württemberg, Am Hauptbahnhof 2, 70173 Stuttgart, Federal Republic of Germany ("LBBW") (along with the Joint Global Coordinators, the "Underwriters"), assume responsibility for the content of this Offering Memorandum (the "Offering Memorandum") pursuant to Section 5(4) of the German Securities Prospectus Act (*Wertpapierprospektgesetz*) and hereby declare that they have exercised the necessary care to ensure that the information contained in this Offering Memorandum is to their knowledge true and accurate in all material respects and no facts have been omitted, which could alter the statements contained in this Offering Memorandum.

INDEPENDENT AUDITORS

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Münzgasse 2, 04107 Leipzig, ("KPMG") has audited the annual financial statements (HGB) of the Company as of and for the years ended December 31, 2002, December 31, 2003 and December 31, 2004 as well as the annual financial statements (IFRS) of the Company as of and for the years ended December 31, 2003 and December 31, 2004, as stated in their unqualified audit reports included in this Offering Memorandum. KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft is a member of the German Chamber of Auditors (*Wirtschaftsprüferkammer*).

FORWARD-LOOKING STATEMENTS, THIRD-PARTY INFORMATION, DEFINITIONS, GLOSSARY, NOTE REGARDING FINANCIAL DATA, NOTE REGARDING CERTAIN FIGURES

Forward-looking statements

This Offering Memorandum contains certain forward-looking statements relating to the business, financial performance and results of operations of the Company as well as to general and sector-specific market trends, technological developments and to other aspects of the business environment in which the Company operates. Forward-looking statements concern future circumstances, events and other circumstances that are not historical facts, and may be identified by words such as "believes", "expects", "predicts", "intends", "projects", "plans", "estimates", "aims", "foresees", "anticipates", "targets", "is expected", "assumes" and similar expressions. Such statements only reflect the current views of the Company with respect to future events and are subject to risks and uncertainties. In this Offering Memorandum, forward-looking statements include, among others, statements relating to:

- the implementation of the Company's strategic plans and the effects of these plans on the assets and liabilities, financial condition and results of operations of the Company (see "Business – Strategy"), in particular statements relating to:
  - the further expansion of capacities;
  - activities of the Company to secure raw materials supplies;
  - the planned expansion in foreign target markets;
  - the product and production improvements, cost reductions and productivity increases that are being sought;
  - investments in additional technologies and the development of these investments and the technologies;
- the development of aspects material to the Company's results of operations, in particular:
  - the development of government incentives for renewable energies in the Federal Republic of Germany, in particular in regard to the Bundestag elections in 2005, and the foreign target markets of the Company;
  - the development of capacities as well as the availability of and prices for silicon and silicon wafers;
  - the development of competitors and the competitive environment;
  - the development of relationships with suppliers and major customers;
- the Company's expectations of the impact of economic, operational, legal and other risks affecting the Company's business, in particular risks associated with:
  - technological change;
  - development of price and demand for the Company's products;
- the planned use of the proceeds of the Offering and the planned investment projects;
- other statements relating to the Company's future business development and general economic developments and trends.

These forward-looking statements are based on the Company's current plans, estimates, projections, expectations and certain assumptions that, although in the Company's view reasonable at this time, may prove to be erroneous. Many factors could cause the Company's actual development or results or performance to be materially different from the development or results expressly or implicitly assumed in the forward-looking statements. These factors include, *inter alia*:

- political and regulatory changes, in particular changes regarding the government incentives as well as changes in the political and legal environment for conventional forms of energy, in particular nuclear energy, in the Federal Republic of Germany, and in the other geographical markets in which the Company operates;
- changes in general economic, business-related or legal conditions, in particular changes in interest-rate levels, in taxation of closed solar funds in the Federal Republic of Germany as well as changes in exchange rates (particularly the U.S. dollar/euro exchange rate);
- changes in the competitive environment of the Company;
- the success and speed with which the Company achieves its goal of leading additional photovoltaic technologies, in which research and development the Company is involved through its interests in EverQ and CSG Solar, into industrial mass production;
- other factors that are discussed in more detail in the section "Risk Factors" and
- factors that are not known to the Company at this time.

If one or more of these risks or uncertainties were to materialize, or if underlying assumptions of the Company were to prove incorrect, actual results may differ materially from those described in the forward-looking statements in this Offering Memorandum as assumed, believed, estimated or anticipated. As a result, the Company may be prevented from achieving its financial targets and strategic objectives. The Company does not intend, and does not assume any obligation beyond its statutory obligation, to update the forward-looking statements or industry or customer-related information set forth in this Offering Memorandum.

Third-party information

This Offering Memorandum contains third-party information, in particular in the form of industry- and market-related data as well as calculations and statistics taken from industry reports and studies, market research reports, publicly available information and commercial publications ("External Data"). Particular note must be taken of the fact that External Data was referred to with respect to market and market development information. Where External Data has been used, it has been cited correctly with reference to the respective source. Furthermore, no facts have been omitted – as far as the Company knows and to the extent that it was able to infer such from the information communicated by third parties – that could result in the information being presented in a false or misleading manner.

The sources referred to below were drawn on in preparing this Offering Memorandum:

- Study prepared by Bank Sarasin & Cie AG: *Solarenergie – ungetrübter Sonnenschein*, 2004 (2004 Sarasin Study)
- Trade publication Photon April 2005, Solar Verlag GmbH (Photon, April 2005)

* Landesbank Baden-Württemberg, *Branchenanalyse Photovoltaik* 2005, April 2005 (Landesbank Baden-Württemberg, *Branchenanalyse Photovoltaik* 2005)
* European Commission, PV Status Report 2004: Research, Solar Cell Production and Market Implementation of Photovoltaics, October 2004 (European Commission, PV Status Report 2004)
* European Commission, Directorate-General for Energy and Transport, Renewable Energy to take off in Europe?, Overview and Scenario for the Future, July 2004 (Directorate-General for Energy and Transport, Renewable Energy to take off in Europe?)
* Unternehmensvereinigung Solarwirtschaft e.V. (UVS), *Solarenergie für Deutschland*, April 2005 (UVS, *Solarenergie für Deutschland*)
* Energy Advice Ltd (EA), Energie Informationsdienst No. 08/05 of February 21, 2005, No. 21/05 of May 23, 2005, No. 33/05 of August 15, 2005 (Energy Advice Ltd. (EA), Energie Informationsdienst)

Definitions

The terms "Company" and "Q-Cells AG" refer to Q-Cells Aktiengesellschaft.

The term "Selling Shareholders" refers to the selling shareholders referred to in the section "The Offering – Selling Shareholders, lock-up agreements".

The term "Joint Global Coordinators" refers to Citigroup Global Markets Limited and Dresdner Bank Aktiengesellschaft.

The term "Underwriters" refers to Citigroup Global Markets Limited, Dresdner Bank Aktiengesellschaft as well as Landesbank Baden-Württemberg.

The term "EverQ" refers to EverQ GmbH.

The term "CSG Solar" refers to CSG Solar AG.

Glossary

A glossary of terms used can be found at the end of this Offering Memorandum.

Note regarding financial data

The financial data contained in this Offering Memorandum, which is part of the financial statements of the Company, is derived from the IFRS annual and interim financial statements of the Company. Any financial data taken from the annual financial statements of the Company prepared in accordance with the German Commercial Code (HGB) is designated as such. If financial data contained in this Offering Memorandum is identified as "unaudited", it was neither audited nor subject of a review in the meaning of 20.6 of Annex I to the Regulation (EG) No. 809/2004 of the European Commission.

Note regarding certain figures

The Offering Memorandum contains figures on production capacities of the Company as well as on MWp and € volume for silicon wafers and silicon supply agreements (procurement) and cell supply agreements (sales) of the Company. These figures are based on certain assumptions, conversions (for example, kilograms to MWp) and estimates. In addition, various uncertain future developments (for example, technological progress or price changes) may have material effects on the calculation of these figures. These figures are therefore only approximate and have not been audited and may be subject to significant discrepancies. These figures cannot be compared to figures from other companies, even if those companies use the same terms.

THE OFFERING

Information about the shares

Subject matter of the Offering

The Offering relates to a total number of 8,243,262 no-par value ordinary bearer shares, comprising

- 6,656,552 shares resulting from a capital increase from authorized capital against cash contributions as resolved by the Management Board on September 19, 2005 with the approval of the Supervisory Board as granted on September 19, 2005;
- 511,503 shares currently owned by the Selling Shareholders, as well as
- 1,075,207 shares currently owned by the Selling Shareholders. The Underwriters have an option to purchase these shares from the aforementioned shareholders in order to cover over-allotments.

The shares to which this Offering relates represent an amount of € 8,243,262 in total of the share capital of the Company.

The Offering consists of a public offer in the Federal Republic of Germany and an international private placement, including a private placement to qualified institutional buyers in the United States of America in accordance with Rule 144A under the U.S. Securities Act of 1933. The public Offering in the Federal Republic of Germany and the international private placement occurred simultaneously in the period from September 21, 2005 through October 4, 2005. Subject to statutory requirements, there were no contractually agreed minimum or maximum limits for the number of shares allotted in an individual country, region or to certain groups of investors (private or institutional investors). The respective allotment decisions were reached only after the completion of the bookbuilding process.

Under the Offering, the Company will receive the proceeds from the sale of 6,656,552 shares resulting from the capital increase from authorized capital against cash contributions as resolved by the Management Board on September 19, 2005 with the approval of the Supervisory Board as granted on September 19, 2005. The Selling Shareholders will receive the proceeds from the sale of their shares.

The Underwriters are Citigroup Global Markets Limited, London, Dresdner Bank Aktiengesellschaft, Frankfurt am Main, as well as Landesbank Baden-Württemberg, Stuttgart.

Currency of the issue

The purchase price to be paid for the shares to be placed has been set in euros.

Resolutions by the corporate bodies on the capital increase

By resolution of August 16, 2005, the general shareholders' meeting of the Company approved an authorized capital, authorizing the Management Board, subject to the approval of the Supervisory Board, to increase on one or more occasions the share capital of the Company on or before July 31, 2010, by a total of up to € 15,128,526, through the issue of new no-par value ordinary bearer shares against cash contributions or contributions in kind. The general

shareholders' meeting also authorized the Management Board to decide whether to exclude the subscription rights of the existing shareholders as well as to determine further details pertaining to the capital increase and the terms on which the shares would be issued. Pursuant to the resolution of the general shareholders' meeting, the exclusion of subscription rights is in particular permissible in connection with preparations for an initial public offering of the Company. See "Information About the Company – Description of capital – Authorized capital". With approval of the Supervisory Board granted on September 19, 2005, the Management Board resolved on September 19, 2005 to implement a capital increase against cash contributions from authorized capital of up to € 6,656,552 through the issue of up to 6,656,552 new no-par value ordinary bearer shares and in doing so to exclude the subscription rights of the shareholders. The implementation of the capital increase was registered with the commercial register of the Local Court of Stendal (*Amtsgericht Stendal*) on October 4, 2005. After implementation of the capital increase, the authorized capital of the Company now amounts to € 8,471,974.

General and specific information about the shares

All shares of the Company are no-par value ordinary bearer shares with a notional amount of € 1.00 in the share capital. The current share capital of the Company in the amount of € 36,913,604 is represented by two global share certificates, which are deposited with Clearstream Banking AG, Neue Börsenstrasse 1, 60487 Frankfurt am Main. The rights of shareholders to receive definitive share certificates for their shares are excluded by the Articles of Association of the Company unless definitive share certificates are required under the rules that apply at a the stock exchange on which the shares are listed. Each share of the Company confers one vote at the general shareholders' meeting and full entitlement to participate in dividends as of January 1, 2005. For information regarding the determination of any amount available for distribution as well as the dividend policy, see "Earnings and Dividend per Share, Dividend Policy".

In the case of the liquidation of the Company, each share of the Company confers the right, in proportion to the amount of the share capital represented by it, to participate in any such assets of the Company available for distribution after the settlement of its liabilities. Under German stock corporation law, each shareholder generally has subscription rights with respect to the issue of new shares in connection with a capital increase (including securities convertible into shares, bonds with warrants, profit participation certificates (*Genussrechte*) or bonds with profit participation rights). For further information, in particular with regard to the exclusion of subscription rights, see "Information About the Company – Description of capital – Information about the rights attached to shares of the Company – Subscription rights." The shares of the Company offered by the Underwriters confer the same rights as all other shares of the Company.

The shares will be delivered to shareholders in the form of interests in the relevant global share certificates. At the discretion of the shareholder, the shares will be credited to a securities deposit account maintained by a bank with Clearstream Banking AG for the account of the shareholder or to the securities deposit account of a participant in Euroclear Bank S.A./N.V., as the Euroclear system operator, or Clearstream Banking S.A., Luxembourg.

The shares are expected to be delivered against payment of the offer price and the customary securities trading commission on October 7, 2005.

For further details about the share capital of the Company, see "Information About the Company – Description of capital – Share capital."

Lock-up agreements and transferability

The shares are freely transferable pursuant to the legal provisions relating to no-par value ordinary bearer shares. Except for the restrictions set forth in the sections "– Selling Shareholders, lock-up agreements" and "– Underwriting – Selling restrictions," there are no lock-up agreements or restrictions as to the transferability of shares of the Company.

ISIN/Common Code/Trading Symbol

ISIN	DE0005558662
WKN	555866
Common Code	022879430
Trading Symbol	QCE

Payment and depository agent

Dresdner Bank Aktiengesellschaft, Jürgen-Ponto-Platz 1, 60301 Frankfurt am Main is the payment and depository agent.

Terms and conditions of the Offering

Price range, offer period, offer price and number of allotted shares

Originally the price range within which offers to purchase the shares could be placed was set at € 29 to € 34 per share. As set forth in Addendum No 1 to the preliminary Offering Memorandum dated September 28, 2005, this price range was increased to € 35 to € 38 per share.

After expiration of the offer period on October 4, 2005, the offer price was set jointly by the Company, the Selling Shareholders and the Joint Global Coordinators on the basis of the order book built by way of a book-building procedure in which all purchase offers made were recorded. The shares will be allotted by the Underwriters on the basis of the offers made. The offer price is € 38 per share. The offer price was announced on October 5, 2005 through electronic media, such as Reuters or Bloomberg as well as on the Company's Internet site, and is expected to be published in the *Frankfurter Allgemeine Zeitung* on October 6, 2005 and, on a later date, in the electronic and printed version of the German Federal Gazette (*elektronischer/gedruckter Bundesanzeiger*). Investors who have placed an order to buy shares with one of the Underwriters are expected to be able to obtain from the Underwriters details on the offer price and the number of shares allotted to them as of October 5, 2005. Other investors will obtain such information from the institutes with which they placed a subscription order.

For information about the stock options granted to Management Board members in connection with the performance of their board functions, see "Management and Employees – Management Board – Compensation, stock options and shareholdings in the Company."

The allotted shares are expected to be delivered in book-entry form against payment on October 7, 2005. If the placement volume were to prove to be insufficient to satisfy all the

orders placed at the offer price, the Underwriters reserve the right to reject orders or to accept them in part only.

Timetable

September 20, 2005:	BaFin approval of the German language prospectus
September 20, 2005:	Publication of the German language prospectus on the Company's Internet site
September 21, 2005:	Publication of notification of publication of the Offering Memorandum and offer in the *Frankfurter Allgemeine Zeitung* and on the Company's Internet site, commencement of offer period (inclusive)
October 4, 2005:	Listing approval by the Frankfurt Stock Exchange
October 4, 2005 (12 noon, CET):	End of offer period for private investors
October 4, 2005 (6 p.m., CET):	End of offer period for institutional investors
October 5, 2005:	Pricing and allotment, publication of offer price via electronic media, such as Reuters or Bloomberg prior to the opening of markets and the Company's Internet Website
October 5, 2005:	Commencement of trading
October 6, 2005:	Publication of offer price in *Frankfurter Allgemeine Zeitung*
October 7, 2005:	Delivery of shares in book-entry form against payment of offer price

Plan for allocation of the securities

The Offering was addressed to German and international institutional investors (being restricted to qualified institutional buyers in the United States of America in accordance with Rule 144A under the U.S. Securities Act of 1933) as well as to German private investors. The public Offering in the Federal Republic of Germany and the international private placement occurred simultaneously from September 21, 2005 through October 4, 2005, the offer period for private investors ended on October 4, 2005 at 12 noon, CET and for institutional investors at 6 p.m., CET. Subject to statutory requirements, there were no contractually agreed upon minimum or maximum limits for the number of shares allotted in an individual country, region or to certain groups of investors (private or institutional investors). The respective allotment decisions were reached only after the completion of the bookbuilding process.

Allotment procedure for private investors

The Company, the Selling Shareholders and the Underwriters did not enter into an agreement before the start of the offer period regarding the allotment procedure – with the exception of the following preferential allotment to management personnel of customers and suppliers as well as members of the Supervisory Board and the Advisory Board. The Company, the Selling Shareholders and the Underwriters will comply with the "Principles for the Allotment of Share Issues to Retail Investors" (*"Grundsätze für die Zuteilung von Aktienemissionen an Privatanleger"*) issued on June 7, 2000 by the Exchange Expert Commission (*Börsensachverständigenkommission*) at the German Federal Ministry of Finance (*Bundesministerium der Finanzen*) and available on the Internet site of Deutsche Börse AG

under http://www.deutsche-boerse.de ("Allotment Principles"). The Company, the Selling Shareholders and the Underwriters will publish the details of the allotment procedure in the manner required under the Allotment Principles. All Underwriters and their affiliated institutions will conduct the allotment to private investors under the Offering following uniform criteria.

Multiple subscriptions

Up to five subscription orders per private investor account were permissible.

Minimum allotment

The amount of a minimum allotment will be published according to the Allotment Principles. Determination of a minimum allotment will not result in a general allotment.

Preferential allotment to management personnel of customers and suppliers

The management personnel of important customers and suppliers of the Company were offered shares at the offer price (thus without any price discount) with an aggregate value of € 3.8 million. This eligible group of persons were offered a maximum of 100,000 shares in the aggregate under the preferential allotment (a maximum of 1,000 shares per eligible person). This corresponds to approximately 1.4% of the offer volume (without Greenshoe). Shares subscribed by persons eligible under this program were allotted to them on a preferential basis.

Preferential allotment to members of the Supervisory Board and the Advisory Board

The Company will offer members of the Supervisory Board and the Advisory Board who do not hold any shares of the Company at the present time, shares with a value of € 38,000 per person at the offer price (thus without any price discount). Each eligible member of the Supervisory and Advisory Board was offered a maximum of 1,000 shares. In the aggregate, this eligible group of persons were offered a maximum of 3,000 shares (corresponds to approximately 0.04% of the offer volume (without Greenshoe)). Shares subscribed by Supervisory and Advisory Board members eligible under this program were allotted to them on a preferential basis.

Underwriting

Underwriting agreement

The Company, the Selling Shareholders and the Underwriters have entered into an underwriting agreement dated September 20, 2005 with respect to the shares being offered and sold as part of the Offering.

Selling restrictions

In the underwriting agreement, each of the Underwriters has represented severally to publicly offer the shares exclusively in the Federal Republic of Germany, to refrain from offering to sell the shares in the United States of America other than to qualified institutional buyers in accordance with Rule 144A under the U.S. Securities Act of 1933 and from undertaking any measures that could constitute directed selling efforts within the meaning of Rule 902(b) as well as to refrain from undertaking any general solicitation and any general advertising measures in respect of the shares in accordance with Rule 502(c) under the U.S. Securities Act of 1933.

The shares will not be registered under the U.S. Securities Act of 1933 and may only be offered or sold in the United States of America or to a U.S. person in accordance with Regulation S or pursuant to another applicable exemption from the registration requirements of the U.S. Securities Act of 1933.

The sale of the shares in the United Kingdom is also subject to restrictions. Each of the Underwriters has represented severally that

(i) it has only communicated and caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA (Financial Services and Markets Act)) received by it in connection with the issue or sale of any offered shares in circumstances in which section 21(1) of the FSMA does not apply to the Company; and

(ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the offered shares in, from or otherwise involving the United Kingdom.

The Underwriters have also warranted severally that they have not and will not offer or sell the shares either directly or indirectly in Japan. Further, the Underwriters have undertaken to comply with all relevant provisions of the countries in which they conduct selling or other measures as part of the Offering.

Subject to the fulfillment of certain conditions, each of the Underwriters has severally agreed to underwrite the offer shares of the Company and offer such shares as part of the Offering. As set forth in the table below, Citigroup and Dresdner Bank each underwrote 40% and LBBW 20% of the shares offered as part of the Offering (excluding the Greenshoe option).

Underwriter	Number of Shares
Citigroup	2,867,222
Dresdner Bank	2,867,222
Landesbank Baden-Württemberg	1,433,611

Underwriters

- Citigroup Global Markets Limited; Joint Global Coordinator and Bookrunner; Citigroup Centre, 33 Canada Square, London E14 5LB, United Kingdom.*
- Dresdner Bank Aktiengesellschaft; Joint Global Coordinator and Bookrunner; Jürgen-Ponto-Platz 1, 60301 Frankfurt am Main, Federal Republic of Germany
- Landesbank Baden-Württemberg; Co-Lead Manager; Am Hauptbahnhof 2, 70173 Stuttgart, Federal Republic of Germany

Any offers and sales of shares in the United States will be conducted by the Underwriters through their respective broker-dealer affiliates registered with the U.S. Securities and Exchange Commission.

It is possible that the Underwriters render services for the Company and maintain regular banking and credit relationships with the Company.

* The new shares from the capital increase were underwritten pro-rata by Citigroup Global Markets Deutschland AG & Co. KGaA, Reuterweg 16, 60323 Frankfurt am Main, Federal Republic of Germany.

Over-allotment, securities lending agreement and Greenshoe Option

In addition to the total of 7,168,055 shares of the Company that the Underwriters have undertaken to underwrite in the underwriting agreement, the Underwriters may allot further shares to investors in connection with the Offering. To cover such over-allotments, the Selling Shareholders made available a further 1,075,207 shares of the Company to the Underwriters under a securities lending agreement at no charge. In addition, the Underwriters have the option of buying the borrowed shares from the aforementioned shareholders at the offer price and by doing so, to fulfill their obligation to return the securities (Greenshoe Option) under the securities lending agreement. If they refrain from exercising this option, they must satisfy their obligation to return the shares by market purchases. The Underwriters may exercise this option from commencement of trading until at the latest 30 days following commencement of trading. The securities lending agreement will also end 30 days following commencement of trading at the latest. Borrowed shares or shares of the same class must be returned or provided no later than two days after the termination of the securities lending agreement. All borrowed shares may only be used to satisfy delivery obligations with respect to over-allotments in connection with the placement of the shares.

Early Termination

The underwriting agreement may be terminated or ended early under certain circumstances.

Under certain circumstances, the underwriting agreement also permits the Underwriters to terminate the underwriting agreement prior to the date of book-entry delivery of the shares to investors (scheduled for October 7, 2005, *i.e.*, two days after the date of being listed). Such circumstances include in particular:

- The occurrence of material damage to or impairments of the business activities of the Company,
- Adverse changes in the financial condition, results of operations or business activities of the Company,
- Material changes in the Management Board of the Company,
- Complete or partial suspension of trading on the Frankfurt, London or New York stock exchanges,
- A general moratorium for banks imposed by the federal government of the United States of America, the authorities of the State of New York or authorities in the United Kingdom or in Germany,
- Adverse changes in the national or international financial, political, economic or legal environment or condition of the capital markets or exchange rates, or the outbreak of or increase in terrorist acts, for example, in the event of the occurrence or outbreak of hostilities, the declaration of a national emergency or of war in Germany, the United Kingdom or the United States of America, or any other catastrophe or crisis,

provided that the above circumstances are so severe that the completion of the Offering does not appear to be recommendable, or appears to be unreasonable or impracticable.

Should the Underwriting Agreement be terminated or ended early, the Offering will be aborted. Allotments already effectuated to investors will be void. In such a case, investors have no right

to delivery of shares. Claims for subscription fees already paid and other costs incurred by investors in connection with the subscription are subject to the legal relationship between the investor and the institution where the investor placed its purchase order. Investors who purchased shares through the stock exchange or elsewhere will not be able to obtain any shares in this case. Short sellers bear the risk of not being able to meet their share delivery obligations.

Indemnity against liability

The Company and the Selling Shareholders have agreed in the underwriting agreement to indemnify the Underwriters against certain liabilities in connection with the Offering.

Stock exchange listing, stabilization

Stock exchange listing and commencement of trading

Application was made for the admission of the entire share capital of the Company to trading on the official market (*amtlicher Markt*) and simultaneously to the official market sub-segment of the Frankfurt Stock Exchange with additional post-admission obligations (Prime Standard). Listing approval was granted on October 4, 2005. It is expected that trading will commence on the Frankfurt Stock Exchange on October 5, 2005.

Trading of the shares of the Company on the official market and in the sub-segment of the official market with additional post-admission obligations (Prime Standard) on the Frankfurt Stock Exchange is subject to the provisions of the exchange regulations of the Frankfurt Stock Exchange and other trading regulations issued by the Frankfurt Stock Exchange.

The Underwriters generally place purchase orders at the time trading commences in order to support the formation of the first stock exchange price. This can lead to the formation of a first stock exchange price that is higher than it would be without taking such a measure.

Stabilization

In connection with the placement of shares of the Company, the stabilization managers may undertake measures aimed at supporting the stock exchange or market price of the shares of the Company (stabilization measures). Citigroup and Dresdner Bank are the stabilization managers. The stabilization managers are not obligated to initiate stabilization measures. Therefore, there can be no assurances that stabilization measures will be initiated at all. In the event that stabilization measures are initiated, they can be stopped at any time without prior notification. Such measures may be taken as of the date on which trading in the shares of the Company commences and must end no later than on the thirtieth calendar day following such date ("Stabilization Period").

Stabilization measures may result in a stock exchange or market price of the shares of the Company that is higher than it would be without taking such measures. In addition, the stock exchange or market price may temporarily reach a level that cannot be maintained on a permanent basis.

In addition to a total of 7,168,055 shares of the Company to be placed and which the Underwriters have undertaken to subscribe under the underwriting agreement, an additional

1,075,207 shares of the Company were allotted to investors in connection with possible stabilization measures (so-called over-allotment). The shares of the Company covering a potential over-allotment are temporarily provided to the Underwriters by the Selling Shareholders under a securities lending agreement.

In this context, the Selling Shareholders have granted to the Underwriters the option to acquire the up to 1,075,207 borrowed shares of the Company at the offer price (less agreed commissions) (Greenshoe Option), exercisable for 30 days following the commencement of trading in the Company's shares. The Greenshoe Option may be exercised only to the extent of the over-allotment. See also "– Underwriting – Over-allotment, securities lending agreement and Greenshoe Option".

Following the end of the Stabilization Period, it will be announced within one week whether or not a stabilization measure was initiated, at which dates the first and the last stabilization measure was initiated as well as the price range within which stabilization measures were carried out for each date on which a stabilization measure was carried out. An over-allotment or the exercise of the Greenshoe Option, as well as the period, number and type of shares involved will be immediately published.

Designated sponsors

Citigroup and Dresdner Bank will each assume the function of a Designated Sponsor at the Frankfurt Stock Exchange in respect of the shares of the Company. The function of a Designated Sponsor consists in particular in ensuring that trading in the shares is more liquid by setting binding prices for the purchase and sale of the shares.

Selling Shareholders, lock-up agreements

Selling Shareholders

The following table shows the names and addresses of the shareholders who are selling shares of the Company as part of the Offering, the number of shares they hold and the number of shares they intend to sell in connection with the Offering. For further information about the shareholder structure of the Company, see "Major Shareholders".

	Number of shares held	Number of shares to be sold (without Greenshoe)	Number of Greenshoe shares
TVVG Solarbeteiligungen GmbH	2,143,632	41,462	87,155
Feist Solarbeteiligungen GmbH	1,214,400	58,722	123,438
Flore Fütterer Solarbeteiligungen GmbH	1,286,184	41,462	87,156
Reiner Lemoine	1,932,000	93,422	196,378
Pluto Solarbeteiligungen GmbH	1,060,500	20,512	43,118
Milner Solarbeteiligungen GmbH	1,606,320	77,674	163,274
IBG Beteiligungsgesellschaft Sachsen-Anhalt mbH	374,532	12,074	25,379
DKB Wagniskapital Unternehmensbeteiligungsgesellschaft mbH	368,184	11,869	24,949
APAX Europe V-A L.P.	4,786,668	154,306	324,360

Lock-up agreements

The Company has agreed with the Underwriters to refrain without the prior written approval of the Joint Global Coordinators for a period of a total of twelve months as of admission of the shares from:

- (i) buying, selling or undertaking to sell, disposing of otherwise or announcing an offer in respect of, whether directly or indirectly, shares of the Company or other securities that can be converted into or exchanged for shares of the Company or which securities represent the right to buy shares of the Company, (ii) concluding or executing transactions, whether directly or indirectly, (including transactions involving derivatives) the economic effect of which would correspond to the sale or purchase of shares of the Company, or (iii) causing or permitting, whether directly or indirectly, transactions within the meaning of (i) or (ii) above;
- announcing or implementing any capital increase from authorized capital;
- proposing a capital increase to the general shareholders' meeting for resolution;
- selling any of its own shares.

The lock-up agreement does not apply to capital increases against contributions in kind for the purpose of acquiring a company or a shareholding as well as the issuing of stock options under existing stock option programs. See "Management and Employees – Stock option and other bonus programs".

All members of the management of the Company who hold shares in the Company at the present time have agreed with the Underwriters that without the prior written approval of the

Joint Global Coordinators and for a period of a total of twelve months as of admission of the shares not to (i) cause or permit shares of the Company or other securities that can be converted into or exchanged for shares of the Company or that represent the right to buy shares of the Company to be issued, sold, offered, marketed or otherwise disposed of, whether directly or indirectly, or an announcement to be made of an offer in respect thereof, or (ii) cause, approve or, whether indirectly or directly, execute transactions (including transactions involving derivatives) the economic effect of which would correspond to the sale or purchase of the shares. The foregoing does not apply to the transfer of shares to affiliates of the Selling Shareholders provided that such affiliates comply with the aforementioned restrictions.

All other shareholders have agreed, like the members of management of the Company, to refrain from taking any such measures, however, for a period of six months as of admission of the shares.

Costs of the Offering, commissions and net proceeds

The Company estimates that it will incur costs (without commissions for the Underwriters) of approximately € 4.0 million in connection with the initial public Offering.

Underwriting and selling commissions payable by the Company to the Underwriters amount to approximately € 7.0 million. In addition, the Company and the Selling Shareholders may, at their discretion, pay an additional incentive commission to the Underwriters.

Taking into account the bank commissions described above in the amount of € 7.0 million (without incentive commission) and the estimated costs of the Offering in the amount of € 4.0 million, the net proceeds of the Company from the sale of 6,656,552 shares from the capital increase as part of this Offering at the offer price of € 38 per share equal approximately € 242.0 million.

Underwriting and selling commissions payable by the Selling Shareholders to the Underwriters amount to approximately € 1.4 million. Taking into account the bank commissions described above (without incentive commission), the net proceeds of the Selling Shareholders from the sale of 1,586,710 shares (without taking into account the costs incurred by the Selling Shareholders) at the offer price of € 38 per share would equal approximately € 58.9 million. If one accordingly adds the net proceeds of the Company and the Selling Shareholders, this yields total net proceeds in the amount of € 300.9 million.

SELECTED FINANCIAL INFORMATION

The following summary of selected financial and business data should be read in conjunction with the annual and interim financial statements and the notes thereto contained in the financial statements section of this Offering Memorandum as well as the section "Management's Discussion and Analysis of Financial Condition and Results of Operations". The annual financial statements of the Company for the fiscal years ended December 31, 2003 and 2004 as well as the interim financial statements for the first six months of the fiscal year 2005 have been prepared in accordance with IFRS. The financial statements section also contains the annual financial statements for the years 2002, 2003 and 2004 prepared in accordance with the German Commercial Code (HGB). All the annual financial statements have been audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft and have received unqualified audit reports in each case. Because of the differences between HGB and IFRS accounting principles, the financial data contained in the HGB financial statements differs from that contained in the IFRS financial statements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Significant differences between IFRS and HGB". Any financial information taken from the annual financial statements of the Company prepared in accordance with the German Commercial Code (HGB) is designated as such.

	For the year ended December 31,					For the six months ended June 30,		
	2002	**change**	**2003**	**change**	**2004**	**2004**	**change**	**2005**
	(€ thousand) (audited)	*(in %)*	*(€ thousand) (audited)*	*(in %)*	*(€ thousand) (audited)*	*(€ thousand) (unaudited)*	*(in %)*	*(€ thousand) (unaudited)*
Revenue	17,292.7	*182*	48,752.3	*164*	128 697.0	47,616.9	*145*	116,749.2
Changes in finished goods inventories	2,132.4	*126*	4,812.3	*-124*	-1,158.9	-1,764.4	*217*	2,056.9
Other work performed by the company and capitalized	61.2	*108*	127.5	*226*	416.1	100.6	*384*	486.9
Other operating income	883.0	*73*	1,525.8	*119*	3,340.5	1,525.7	*88*	2,869.4
Total operating performance	**20,369.3**	***171***	**55,217.9**	***138***	**131,294.7**	**47,478.8**	***157***	**122,162.4**
Cost of materials	14,243.6	*167*	37,959.4	*127*	86,189.7	30,503.8	*152*	76,836.5
Personnel expenses	2,312.4	*133*	5,386.3	*128*	12,281.2	4,315.8	*153*	10,935.8
Amortization, depreciation and impairment losses	1,496.4	*116*	3,232.4	*61*	5,200.7	2,002.1	*124*	4,488.4
Other operating expenses	1,423.4	*138*	3,385.2	*136*	7,992.5	3,118.2	*104*	6,364.7
Other taxes	2.0	*-35*	1.3	*1,931*	26.4	1.8	*133*	4.2
Operating income (EBIT*)	**891.5**	***489***	**5,253.3**	***273***	**19,604.2**	**7,537.1**	***212***	**23,532.8**
Income from other securities and non-current loans	3.8	*-39*	2.3	*-100*	0.0	0.0	*0*	0.0
Interest and similar income	1.1	—	183.9	*-17*	152.7	74.1	*-91*	6.9
Interest and similar expenses	783.5	*24*	972.0	*32*	1,278.8	546.0	*140*	1,308.4
Profits transferred under partial profit transfer agreements	0.0	—	172.1	*0*	172.1	86.1	*0*	86.1
Income before taxes	**112.9**	***3,705***	**4,295.4**	***326***	**18,306.0**	**6,979.1**	***217***	**22,145.2**
Income taxes	-63.8	*2,122*	1,290.1	*359*	5,924.2	2,222.7	*206*	6,803.8
Net income	**176.7**	***1,601***	**3,005.3**	***312***	**12,381.8**	**4,756.4**	***223***	**15,341.4**

* EBIT refers to earnings after amortization, depreciation and impairment losses before income from other securities and non-current loans, interest and similar income, interest and similar expenses, profits transferred under partial profit transfer agreements and income taxes. EBIT is not an indicator that is defined under IFRS. Potential investors should note that EBIT is not a standardized indicator applied in uniform fashion, that its calculation can vary significantly from company to company, and that it cannot in itself serve as the basis for comparisons with other companies.

Selected supplemental income statement items*	2002	2003	2004
	(in €)	*(in €)*	*(in €)*
Distributed dividend per share (audited)	0	0	0
Earnings per share (IFRS, weighted**) (audited)	0.02	0.38	1.31
Earnings per share (IFRS, based on current number of shares***) (unaudited)	0.006	0.1	0.41

* This data does not take into account the stock options issued. As of September 15, 2005, stock options were outstanding that, if the conditions for exercise are met once the respective vesting period has ended, entitle subscription to a total of 2,922,696 shares of the Company. See "Management and Employees – Stock option and other bonus programs".

** Calculated on the basis of the weighted average number of shares outstanding in the relevant period.

*** Calculated on the basis of 30,257,052 no-par value shares of the Company (outstanding before consummation of the capital increase as part of the Offering).

Selected balance sheet items	As of December 31,			As of June 30,
	2002	2003	2004	2005
	(€ thousand) (audited)	*(€ thousand) (audited)*	*(€ thousand) (audited)*	*(€ thousand) (unaudited)*
Assets				
Non-current assets	**16,340.2**	**27,315.5**	**68,063.9**	**101,630.2**
Intangible assets	419.1	196.7	608.7	739.1
Property, plant and equipment	15,119.8	27,113.2	66,424.8	91,407.0
Non-current financial assets	100.0	5.6	1,030.4	9,484.1
Deferred taxes	701.3	0.0	0.0	0.0
Current assets	**10,286.3**	**25,307.6**	**45,434.1**	**74,738.0**
Inventories	3,943.2	12,696.9	14,698.9	30,302.2
Trade accounts receivable	2,930.0	5,881.5	17,371.0	28,131.0
Other receivables and assets	3,389.1	5,324.3	10,837.0	15,384.4
Cash and cash equivalents	24.0	1,404.9	2,527.2	920.4
Total assets	**26,626.5**	**52,623.1**	**113,498.0**	**176,368.2**
Liabilities and shareholders' equity				
Shareholders' equity	**816.3**	**10,331.6**	**35,135.2**	**50,679.2**
Subscribed capital	76.4	89.7	10,085.7	10,085.7
Capital reserves	2,005.9	8,502.6	12,412.9	12,615.5
Balance sheet profit	- 1,266.0	1,739.3	12,636.6	27,978.0
Deferred investment grants and subsidies	**6,534.2**	**11,862.3**	**20,074.8**	**28,674.2**
Non-current liabilities	**8,239.9**	**9,496.8**	**31,960.4**	**36,610.5**
Profit participation rights capital	0.0	0.0	14,407.1	14,450.0
Contributions received	1,509.3	0.0	0.0	0.0
Silent partners' interests	3,969.0	4,092.0	4,092.0	4,092.0
Non-current financial liabilities	2,701.4	4,809.5	7,875.1	13,050.4
Other non-current liabilities	60.2	81.5	4,775.9	4,213.7
Deferred taxes	0.0	513.8	810.3	804.4
Current liabilities	**11,036.1**	**20,932.4**	**26,327.6**	**60,404.3**
Current financial liabilities	6,505.9	10,093.1	6,094.0	13,250.1
Trade accounts payable	3,779.9	7,456.0	8,648.9	25,721.2
Taxes payable	0.0	75.0	5,768.1	11,264.2
Other provisions	509.6	1,436.5	3,790.9	5,075.7
Other current liabilities	240.7	1,871.8	2,025.7	5,093.1
Total liabilities and shareholders' equity	**26,626.5**	**52,623.1**	**113,498.0**	**176,368.2**

EARNINGS AND DIVIDEND PER SHARE, DIVIDEND POLICY

The following table shows the earnings per share and the annual dividend per share distributed for the fiscal years 2002, 2003 and 2004:

Selected supplemental income statement items*	2002 (in €)	2003 (in €)	2004 (in €)
Distributed dividend per share (audited)	0	0	0
Earnings per share (IFRS, weighted**) (audited)	0.02	0.38	1.31
Earnings per share (IFRS, based on current number of shares***) (unaudited)	0.006	0.1	0.41

* This data does not take into account the stock options issued. As of September 15, 2005, stock options were outstanding that, if the conditions for exercise are met once the respective vesting period has ended, entitle subscription to a total of 2,922,696 shares of the Company. See "Management and Employees – Stock option and other bonus programs".

** Calculated on the basis of the weighted average number of shares outstanding in the relevant period.

*** Calculated on the basis of 30,257,052 no-par value shares of the Company (outstanding before consummation of the capital increase as part of the Offering).

The resolution concerning the distribution of dividends for a given fiscal year, and, if applicable, the amount and date thereof, is resolved by the general shareholders' meeting of the subsequent fiscal year on a proposal of the Management Board approved by the Supervisory Board. The amounts of dividends may only be declared on the basis of and paid from the balance sheet profit recorded in the annual financial statements of the Company approved by the Management Board and the Supervisory Board (prepared in accordance with the German Commercial Code). When determining the amount available for distribution, net income must be adjusted for profit/loss carry-forwards of the previous year and release of or allocations to reserves. Certain reserves are required to be set up by law and must be deducted when calculating the amount of the balance sheet profit available for distribution.

The Company has issued profit participation rights in the nominal amount of € 15.0 million and there are silent partnership interests in the Company amounting to € 4.1 million. The profit participation rights and the silent partnership interests provide for fixed and profit-dependant compensation, which the Company must pay to the respective investor for the granting of the capital. The corresponding payments made reduce profits and, therefore, the annual net income of the Company, and thus have priority over dividend payments to shareholders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and capital resources – Capitalization – Profit participation rights capital/Silent partners' interests".

The ability of the Company to pay future dividends depends on the Company's net income, its financial condition and other factors, including its liquidity requirements and prospects, as well as fiscal, regulatory and other legal considerations. The ability to distribute dividends is determined on the basis of the annual financial statements of the Company, which are prepared in accordance with German commercial accounting principles. German commercial accounting principles differ from IFRS in material respects. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Significant differences between IFRS and HGB". In 2004, the net income of the Company (calculated in accordance with German commercial accounting principles) was € 11.9 million, and balance sheet profit as of December 31, 2004 was € 13.6 million.

To date the Company has not paid any dividends. In the foreseeable future, the Company intends to fully or partly retain its annual net income in order to secure and expand its existing market position and to pursue its strategic goals. See "Business – Strategy". When generating a balance sheet profit, the Company will examine each year whether dividends will be distributed (and, if so, to what extent) based on its financial condition, liquidity requirements and legal, fiscal and other parameters.

Dividend payments are subject to withholding tax (for further information on withholding tax in the Federal Republic of Germany see "Taxation in the Federal Republic of Germany – Taxation of shareholders – Taxation of dividends").

DILUTION

The book value of the shareholders' equity of the Company as of June 30, 2005 amounted to € 1.67 per share (IFRS annual financial statements; calculated on the basis of the 30,257,052 shares of the Company outstanding prior to completion of the capital increase as part of the Offering). Taking into account the sale of 6,656,552 shares of the Company from the capital increase from authorized capital resolved by the Management Board on September 19, 2005 and approved by the Supervisory Board on September 19, 2005 in connection with the Offering and the offer price of € 38 per share and after deduction of the estimated costs of the Offering (including the commissions payable to the Underwriters), the adjusted shareholders' equity as of June 30, 2005 would have been € 7.93 per share (IFRS annual financial statements; calculated on the number of 36,913,604 shares of the Company outstanding following the completion of the capital increase as part of the Offering). This corresponds to an increase in the shareholders' equity of the Company of € 6.26 per share for the existing shareholders. By contrast, the offer price paid by the investors in connection with the Offering exceeds the adjusted shareholders' equity of the Company by € 30.07 per share. The following table illustrates these differences.

Offer price per share	€ 38
Book value of shareholders' equity per share as of June 30, 2005 (before the Offering calculated on the basis of the number of shares outstanding immediately prior to the Offering (30,257,052))	€ 1.67
Adjusted book value of shareholders' equity per share as of June 30, 2005 (following the Offering calculated on the basis of the number of shares outstanding immediately following the Offering (36,913,604))	€ 7.93
Amount by which the offer price per share exceeds the book value of the adjusted shareholders' equity per share (following the Offering)	€ 30.07

The above information does not take into account the stock options that have been issued. As of September 15, 2005, stock options were outstanding that, if the conditions for exercise are met once the respective vesting period has ended, entitle subscription to a total of 2,922,696 shares of the Company.

WORKING CAPITAL, CAPITALIZATION AND INDEBTEDNESS

Statement concerning working capital

In the view of the Company, its working capital is sufficient to cover its needs over the twelve months period following the date of this Offering Memorandum.

Capitalization and indebtedness

	As of June 30, 2005	
	Before completion of the Offering	After adjustment for the Offering***
	(€ thousand) (unaudited)	*(€ thousand) (unaudited)*
Current liabilities	**60,404.3**	**60,404.3**
guaranteed*	1,845.1	1,845.1
secured**	14,361.6	14,361.6
not guaranteed/unsecured	46,042.7	46,042.7
Non-current liabilities****	**36,610.5**	**36,610.5**
guaranteed*	2,363.1	2,363.1
secured**	17,264.1	17,264.1
not guaranteed/unsecured	18,266.6	18,266.6
Shareholders' equity	**50,679.2**	**303,628.2**
Subscribed capital	10,085.7	36,913.6
Capital reserves	12,615.5	246,292.4
Surplus reserve	0.0	5,528.0
Retained earnings	27,978.0	14,894.2
Total	**147,694.0**	**400,643.0**

* Guarantee by the State of Saxony-Anhalt in regard to a short-term operating capital loan and in regard to a long-term investment loan: personal guarantees by Management Board members/founders in regard to loans and silent partnership interests. State and personal guarantees in regard to loans were rescinded after June 30, 2005.

** Land charges (production premises), collateral assignment of entire non-current assets, collateral assignment of rights and claims arising under agreements related to production line IV, global assignment of all trade receivables, security assignment of entire inventory of stored goods.

*** This is based on the offer price in the amount of € 38 per share and the sale of 6,656,552 shares from the capital increase. Costs of the offering (including bank commissions) are not included. The capital increase carried out in August 2005 from the Company's own funds in the amount of € 20,171,368 was included in this table.

**** Of which € 14.4 million profit participation rights and € 4.1 million silent partnerships interests.

	As of June 30, 2005	
	Before completion of the Offering	After adjustment for the Offering*
	(€ thousand) (unaudited)	*(€ thousand) (unaudited)*
Cash and cash equivalents*	**920.4**	**253,869.4**
Current financial liabilities	13,250.1	13,250.1
Short-term net indebtedness	**12,329.7**	**−240,619.3**
Non-current financial liabilities	13,050.4	13,050.4
Net indebtedness	**25,380.1**	**−227,568.9**

* This is based on the offer price in the amount of € 38 per share and the sale of 6,656,552 shares from the capital increase. Costs of the offering (including bank commissions) are not included.

Contingent liabilities and other financial obligations

At September 12, 2005, the Company reported silicon and wafer purchasing obligations *vis-à-vis* suppliers for the period from July 1, 2005 through 2015 totaling about € 1,760.3 million (June 30, 2005: € 1,150.3 million) as off-balance sheet commitments. This amount was computed on the basis of the prices in effect on September 12, 2005 (June 30, 2005). In general, however, the prices are renegotiated on a semi-annual basis, which is why this figure could also change significantly as a result. The above-described volume of purchase obligations also includes purchase obligations of the Company related to a wafer supply agreement, the conclusion of which was enabled by granting a guarantee by the Company to the silicon supplier of the wafer supplier for payment obligations of the wafer supplier to the silicon supplier arising out of the underlying silicon supply agreement. If the silicon supplier avails itself of the guarantee, the silicon supply agreement will be transferred to the Company and the purchase obligations arising out of the wafer supply agreement will expire. The amount of the purchase obligations in euro arising out of the wafer supply agreement exceeds the euro amount guaranteed by the Company with respect to the silicon supply agreement. For information about these agreements and about how purchasing and payment obligations are spread over individual years, see "Business – Procurement".

In addition, the Company also provides product warranties. The Company guarantees cell performance of at least 90% of nominal performance over a period of ten years to its customers. Furthermore, it extends a contractual warranty of one to two years on the cells sold to its customers.

The Company has agreed in a joint venture agreement to contribute initially equity of up to € 11.0 million to EverQ in several installments. Of this amount, the Company had contributed around € 3.0 million as of June 30, 2005. In August 2005, an additional € 2.5 million were contributed. If debt financing can be secured (as to which there is a letter of intent for a total of € 18.5 million), the Company expects to have a remaining obligation of € 0.9 million.

At June 30, 2005, the open purchase orders for property, plant and equipment amounted to € 9.1 million.

There are several operating leases for vehicles. The leases have terms of 36 months and do not contain any definite renewal or purchase options. Monthly lease payments are recorded in the income statement. At June 30, 2005, outstanding lease payments totaled € 92.0 thousand (of which € 49.2 thousand are due within one year and € 42.8 thousand between one and five years).

REASONS FOR THE OFFERING AND USE OF PROCEEDS

Reasons for the Offering

The main reason for the Offering is to raise capital through the placement of shares resulting from a capital increase of the Company. As part of this Offering, the Company will receive the proceeds (less the Underwriters' commissions and corresponding costs) from the sale of 6,656,552 shares from the capital increase. The net proceeds for the Company (less the anticipated costs of the Offering for the Company and bank commissions, "Net Proceeds of the Company") amount to approximately € 242.0 million.

In addition, the Selling Shareholders intend to sell 1,586,710 of their shares (including a Greenshoe Option granted to the Underwriters for potential over-allotment). The Selling Shareholders will receive the proceeds from the sale of their shares (less the Underwriters' commissions and corresponding costs).

Use of proceeds

Planned measures

The implementation of the strategic objectives of the Company require considerable financial investments. See "Business – Strategy". The financing of these investments will result in significant capital needs of the Company in the next years. Investment and capital needs will arise for the Company primarily in the following areas:

- *Financing the further growth of the core business*: The Company intends to pursue a continued strong growth in its core business, the manufacture of silicon wafer-based photovoltaic cells. The Company anticipates that this area will constitute the main focus of the need for investment and capital in the next years. Considerable capital needs of the Company will arise in this area, in particular for the following measures:
  - *Capacity expansion by constructing additional production facilities for the production of silicon wafer-based photovoltaic cells:* Taking into account the current limited availability of silicon and silicon wafers, the specific investment decisions regarding the construction of additional production facilities will depend on the expectations of the Company relating to the future availability of silicon and silicon wafers. The Company only expects an easing of tension of the silicon and silicon wafer market in about two to three years. After completion of the final installation stage of production line IV, scheduled for the first quarter 2006, the Company plans to commission additional production facilities only as of 2007. In this regard, the Company expects that construction of new production facilities will result in significant capital expenditures even before such facilities are completed. If the market for silicon and silicon wafers eases earlier than anticipated, the Company could decide to start the expansion of its production capacities sooner.
  - *Support for the supply of raw materials in the area of silicon and silicon wafers*: Due to the current limited availability of silicon and silicon wafers, it is of key importance for the Company to secure an uninterrupted and sufficient supply of raw materials to achieve the intended capacity expansion. In the current market environment, a strong capitalization provides a significant advantage in order to quickly and flexibly exploit opportunities to

support the procurement of raw materials. The ability of providing advance payments as a means of pre-financing the expansion of capacities of suppliers under long-term silicon supply agreements plays an important role in this context. The Company has already committed itself to considerable advance payments in connection with silicon supply agreements. In addition, the Company is currently engaged in negotiating additional silicon supply agreements under which it might be obligated to make significant advance payments. Substantial portions of these advance payments may already become due two to three years before deliveries will commence. See "Business – Procurement", and "– Strategy – Rapid growth – Secure supply of raw materials".

- *Investments in EverQ, CSG Solar and activities in the area of thin-film technology*: Through its minority shareholdings in EverQ and CSG Solar, the Company plans to participate in the commercialization of additional photovoltaic technologies, with the objective to reduce the requirements of silicon and silicon wafers in the production process through, *inter alia*, the use of alternative materials or alternative materials processing. See "Business – Interests in EverQ and CSG Solar as well as activities in thin-film technologies". EverQ and CSG Solar are currently preparing for the production start of photovoltaic cells based on string-ribbon and CSG technology, respectively. Their first production lines are expected to be launched in the first half of 2006. In case of a successful launch of industrial mass production, EverQ and CSG Solar intend to rapidly and significantly expand their respective production capacities. The Company expects that the investments related to the capacity expansions will result in considerable capital needs at EverQ and CSG Solar, which must be covered by the shareholders of EverQ and CSG Solar. The Company currently intends to prevent a dilution of its shares in EverQ and CSG Solar by participating in equity measures at EverQ and CSG Solar. In addition, under certain circumstances, the Company will have the right to increase its shareholding in EverQ to 50% through additional capital contributions. See "Material Agreements – Joint-venture agreement with Evergreen Solar, Inc." Negotiations concerning the inclusion of another joint venture partner are currently underway. A third joint venture partner that would initially obtain a minority shareholding is being considered; however, in the medium term (depending on development), an adjustment in phases to three equally entitled shareholdings of the three partners is envisaged. Apart from entering into the joint venture, this would in particular be aimed at strategic cooperation in the areas of technological cooperation and support in securing EverQ's silicon supply. If this transaction is concluded, this would reduce the percentage of the Company's shareholding in EverQ and result in a dilution of the option of the Company. The Company also pursues various research and development activities and negotiations with respect to acquisitions and alliances in the area of thin-film technologies. This is also expected to require investments.

In addition, the Company plans

- to generally strengthen its finance structure as a basis for further growth by means of capital contributions in connection with the capital increase;
- to make research and development investments with respect to product and production improvements in its core business area;
- to repay silent partnership interests amounting to approximately € 4.1 million. For information on silent partnership interests, see "Information About the Company – Description of capital – Silent partnership interests",
- to strengthen the working capital available for ongoing business activity.

Capital needs due to the planned measures

The Company currently assumes that the financing of the further growth of the core business will constitute the main focus of the described investments and capital needs of the next years and that it will accordingly make up the majority of the use of proceeds. Depending on the development of silicon and wafer availability, the Company currently estimates that the capacity expansion to begin not earlier than in 2006 could require more than € 200 million in the next years.

In the short-term, the Company expects that the expenses for advance payments in connection with silicon supply agreements will constitute the main focus. Currently, there are already obligations for advance payments yet to be paid in the amount of approximately € 13.3 million and approximately US$ 24.0 million by the beginning of 2007. The Company estimates that already in the short-term further advance payments up to the mid double-digit millions could occur.

In case of a successful launch of industrial mass production and sales by EverQ and CSG Solar, respectively, the Company expects in the short-term significant capital needs to participate in capital measures of such companies for the financing of investments in capacity expansion. The Company estimates that investments in the high double-digit millions could occur as early as 2006.

In the area of thin-film technologies, the Company recently concluded a cooperation for which investments are expected to amount to over € 10.0 million by the end of 2006.

The termination and repayment of silent partnership interests in the amount of approximately € 4.1 million is to occur over the next three to 12 months.

The net proceeds of the Offering received by the Company are to be invested in liquid, short-term bank deposits, money market instruments, government bonds with short terms or similar instruments so that they are available for the purposes described above at short notice when required.

Financing capital needs

The Company plans to cover the described capital needs from the net proceeds of the Offering, cash flow from operating activities as well as borrowings. The mix of finance instruments for a given investment will be determined on a case-by-case basis depending on specific circumstances. According to current plans, the Company expects that projected capital needs can be covered from the aforementioned financing sources. The Company expects that the importance of cash flow from operating activities and borrowings for the financing of its investments will increase. Although no specific equity measures are currently planned, it cannot be ruled out that (particularly medium- and long-term) further equity measures will be implemented in the event of changes to current plans, changed investment conditions or decisions about additional investments that are not foreseeable at the present time.

The Company will review the investment plans described above on an on-going basis and adjust or modify them in line with market developments as necessary.

INTERESTS OF LEGAL AND NATURAL PERSONS INVOLVED IN THE OFFERING

Some of the shares being placed under the Offering are being offered by existing shareholders, including the Management Board members Anton Milner and Reiner Lemoine, and the Chairman of the Supervisory Board Dr. Thomas van Aubel (or companies controlled by these persons), who will receive the portion of the proceeds of the Offering corresponding to the number of shares sold by them. For information about the identities of the Selling Shareholders, see "The Offering – Selling Shareholders, lock-up agreements – Selling Shareholders". These existing shareholders, therefore, have an interest in the completion of the Offering at an offer price as high as possible.

Part of the proceeds of the Offering is to be used to repay the silent partnership interests of IBG Beteiligungsgesellschaft Sachsen-Anhalt mbH ("IBG"), its Managing Director, Dr. Dinnies-Johannes von der Osten, also being the Deputy Chairman of the Supervisory Board of the Company, as well as of Mittelständische Beteiligungsgesellschaft Sachsen-Anhalt mbH ("MBG"). For further details, see "Information About the Company – Description of capital – Silent partnership interests" and "Reasons for the Offering and Use of Proceeds". The commercial interests of IBG and MBG will therefore be affected by the Offering.

The shareholders Good Energies Investments B.V. and Immo Ströher, the latter also being a member of the Supervisory Board of the Company, hold substantial shareholdings in significant business partners of the Company. Mr. Ströher holds a substantial shareholding in SOLON AG für Solartechnik ("Solon AG"). The Solon-Group is the Company's largest customer. Mr. Reiner Lemoine, a member of the Management Board of the Company, also holds a participation in Solon AG. Both Mr. Ströher and Mr. Lemoine are also Supervisory Board members of Solon AG. For further information, see "Related Party Transactions – Business relationships with the Solon Group". Mr. Marcel Egmond Brenninkmeijer, Supervisory Board member of the Company, indirectly holds a participation in Good Energies Investments B.V. Good Energies Investments B.V. holds a substantial participation in Renewable Energy Corporation ASA ("REC Group"), the Company's most important supplier. Mr. Marcel Egmond Brenninkmeijer is also a Board member of the REC Group. For further information, see "Related Party Transactions – Business relationships with the REC Group". Messrs. Immo Ströher, Reiner Lemoine and Marcel Egmond Brenninkmeijer therefore have an interest in the completion of the initial public Offering and the further growth and capacity expansion of the Company to be financed with the proceeds of the Offering.

The Chairman of the Supervisory Board, attorney Dr. Thomas van Aubel, provides legal services to the Company against payment, including in connection with the Offering. For further information, see "Related Party Transactions – Legal advice rendered by the Chairman of the Supervisory Board". He therefore has, in addition to his position as a Selling Shareholder, a commercial interest in the completion of the initial public Offering and in the further growth of the Company to be financed with the proceeds of the Offering.

Supervisory Board member Dr. Christian Reitberger indirectly holds a share in APAX Europe V-A LP, which is a Selling Shareholder. See "The Offering – Selling Shareholders, lock-up agreements – Selling Shareholders". He therefore has a commercial interest in the completion of the Offering and in the further growth of the Company to be financed with the proceeds of the Offering.

Dr. Holger Feist, who is selling shares in connection with the Offering through Feist Solarbeteiligungen GmbH, which he controls, is a co-founder and part of the management of the Company. He therefore has a commercial interest in the completion of the Offering.

The associated companies of the Company, EverQ and CSG Solar, as well as their other shareholders, *inter alia*, REC, Management and Supervisory Board members and other Selling Shareholders, have an interest in the completion of the Offering, because a portion of the proceeds of the Offering may be used for investments in such associated companies.

The Underwriters will receive compensation for their activities related to the Offering based on the volume of the proceeds of the Offering. See "The Offering – Costs of the Offering, commissions and net proceeds". The Underwriters, therefore, have a commercial interest in the completion of the Offering.

BUSINESS

Introduction

The core business of the Company is the development, production and marketing of photovoltaic cells. Photovoltaics refers to the use of solar energy for generating electricity. The fundamental building block of the photovoltaic technology is the photovoltaic cell (solar cell). When the cells are exposed to light, positively and negatively charged particles are released (photovoltaic effect), generating electricity (direct current) which can be used to power electronic appliances directly or, after conversion to alternating current by means of a so-called inverter, to operate AC-appliances or to be fed into the public grid. Photovoltaics (generating electricity from solar energy) is to be distinguished from other forms of using solar energy. For example, solar thermal systems do not use solar energy to generate electricity but to transmit and store heat for the purpose of heating potable water and supporting heating systems.

Semiconductor materials constitute the most important component of a photovoltaic cell. Crystalline silicon is mainly used as semiconductor material in photovoltaic cells. Silicon can, for example, be produced from quartz sand that is melted and purified from other substances through various process treatments. The liquid silicon is then crystallized into silicon blocks. Crystalline structures of various sizes develop once the liquid silicon hardens after cooling. For this reason, these silicon blocks (ingots) are referred to as polycrystalline ingots. Square silicon blocks are cut from an ingot and, in a further processing step, are then cut into thin discs, so-called wafers. Polycrystalline wafers are cut from polycrystalline ingots. Pursuant to a different procedure, monocrystalline ingots can be extracted from melted silicon. Monocrystalline wafers are cut from monocrystalline ingots.

In a high-tech production process the wafers are processed to photovoltaic cells. See "– Products". The cells are referred to as monocrystalline or polycrystalline depending on whether they were processed from mono- or polycrystalline wafers. The mono- and polycrystalline silicon-wafer based cell technology is currently the prevailing cell technology. See "– Additional technologies" for more information about additional technologies.

One of the most important features of a photovoltaic cell is its efficiency. Cell efficiency refers to the ratio of the maximum power output of electric energy and the light received. A cell with a higher level of efficiency (having the same format) generates more electricity. The performance of a cell is measured in watts (W) and depends on its efficiency and format. Watt-peak (Wp) refers to the standardized performance of a cell under standardized testing conditions.

To manufacture a module, photovoltaic cells are connected with each other in order to achieve sufficient voltage. The cells so connected are laminated to make them weatherproof, sandwiched between a glass panel on the front and a foil on the back, and are then placed in a frame. Photovoltaic modules are the most important components of photovoltaic systems. A large number of modules is used in large-scale photovoltaic systems that generally have a power output exceeding 100 kWp and often even exceeding well over 1 MWp. The power output of small and medium-sized systems can reach performances of up to 100 kWp; accordingly fewer modules are used in such systems. In addition to being used in the

production of photovoltaic modules and systems, photovoltaic cells are also used in the area of consumer products such as pocket calculators, watches and other small electrical devices (so-called consumer applications). See "– Market for photovoltaics and competitors – Photovoltaic applications".

Q-Cells AG

Established in 1999, the Company is one of the world's largest manufacturers in terms of production output and is the largest focused, non-vertically integrated and group-independent manufacturer of crystalline silicon cells in the world. (Source: Photon, April 2005, 2004 Sarasin Study). Its core business is the development, production and marketing of high-quality mono- and polycrystalline photovoltaic cells. Unlike many major cell manufacturers, the Company focuses on the cell manufacturing stage of the value chain and is not part of a group that integrates further stages of the photovoltaic value chain and that mainly manufactures cells for its own module production.

Since commencing production in 2001, the Company has been able to achieve significant growth and realize associated economies of scale by expanding production capacity at its site in Thalheim, Saxony-Anhalt. In the first half of 2005, its production amounted to 66.6 MWp (2004: 75.9 MWp; 2003: 27.7 MWp; 2002: 9.3 MWp). As a result of its intensive R&D activities, since its establishment, the Company has succeeded in constantly developing its product portfolio and the performance of its cells as well as its technological production processes, thus improving the efficiency of its production process and significantly decreasing the production costs per MWp of cell performance produced.

The table below shows revenues, operating income (EBIT) as well as property, plant and equipment (as of the relevant balance sheet date) and the number of employees (headcount as of the relevant balance sheet date).

	For the year as of December 31,			For the six months as of June 30,	
	2002	2003	2004	2004	2005
	(audited)	*(audited)*	*(audited)*	*(unaudited)*	*(unaudited)*
Revenues (in € million)	17.3	48.8	128.7	47.6	116.7
Operating income (EBIT*) (in € million)	0.9	5.3	19.6	7.5	23.5
Operating income (EBIT) as percentage of revenues (in %)	5.2	10.9	15.2	15.8	20.1
Property, plant and equipment (in € million as of the balance sheet date)	15.1	27.1	66.4	40.9	91.4
Number of employees (headcount as of the balance sheet date)	82	207	484	304	689

* EBIT refers to earnings after amortization, depreciation and impairment losses and before income from other securities and non-current loans, interest and similar income, interest and similar expenses, profits transferred under partial profit transfer agreements and income taxes. EBIT is not an indicator that is defined under IFRS. Potential investors should note that EBIT is not a standardized indicator applied in uniform fashion, that its calculation can vary significantly from company to company, and that it cannot in itself serve as the basis for comparisons with other companies.

The Company's activities currently focus on the Federal Republic of Germany. However, the Company has also developed international activities over the past few years; these activities have been expanded in the current fiscal year and are to be expanded significantly in the future. The Company's most important export markets are Europe and Asia.

With the objective to lead additional photovoltaic technologies to industrial mass production, the Company formed a joint venture with Evergreen Solar, Inc. ("Evergreen") in January 2005 and has, since the end of 2004, acquired an equity interest in CSG Solar AG ("CSG Solar") in a sequence of investments. The joint venture with Evergreen has resulted in the formation of EverQ GmbH ("EverQ"), which pursues the development of the string-ribbon technology to industrial mass production of silicon-based wafers, cells and modules based on this technology. CSG Solar aims to develop the silicon-based thin-film technology Crystalline Silicon on Glass ("CSG Technology") to industrial mass production. In addition, Q-Cells AG is engaged in various R&D projects as well as acquisitions and alliances in the area of thin-film technology to develop production processes for such technologies.

Market for photovoltaics and competitors

Market environment

Reasons for promoting renewable energies

Worldwide energy consumption to date is to a large extent being covered by fossil fuels (coal, oil and gas). Other energy sources include nuclear power, which is highly controversial in many countries, and so-called renewable energy sources (solar energy, biomass, geothermal, hydropower and wind energy). Renewable energies have experienced considerable growth in recent years, in particular as a result of politically motivated government incentives, and it is generally believed that this growth will continue. The reasons for the political incentives of renewable energies are:

- the finite nature of fossil fuel reserves and the associated increase in prices expected over the long term,
- the efforts by countries that possess few natural resources to reduce their dependency on imports of such resources in order to secure their energy supply,
- the impending environmental risks resulting from the use of fossil fuels for the generation of energy and the resulting CO_2-emissions, that, due to the "greenhouse effect" are frequently considered the cause of imminent climate change, as well as the impending environmental risks resulting from the operation of nuclear power plants,
- the fast increasing demand for energy due to the growing world population and the anticipated economic growth, in particular in Asia and the Third World,

and the need to develop alternative sources of energy for these reasons.

Kyoto Protocol

Greater awareness with respect to an environmentally sound energy supply and the emergence of political incentives for renewable energies for the reasons described above resulted in the adoption of the 1997 Kyoto Protocol, which has been one of the main foundations for the worldwide growth of renewable energies over the past few years. The Kyoto Protocol is an

international treaty of the UN organization United Nations Framework Convention on Climate Change (UNFCCC) pursuant to which 126 countries have agreed to reduce greenhouse gas emissions by 2012. Not all countries that are parties to the protocol (including the United States of America) have ratified the protocol. One key objective of the treaty is the reduction of CO_2 emissions by at least 5% in relation to the level in 1990. To this end, the countries are, *inter alia*, expected to promote research into and the use of renewable energies.

Europe

Subsequent to the adoption of the Kyoto Protocol, the European Union has committed itself to promote renewable energies. The European Union's objective is to increase the share of renewable energy in the electricity supply from 14% in 2001 to 21% by 2010. In addition, the share of renewable energies in total primary energy consumption in the European Union is targeted to increase from 6% in 2001 to 12% in 2010. However, these targets can only be reached if all of the Member States implement the European Union requirements on a timely basis. Based on current developments, the European Union estimates that the share of renewable energies in the electricity supply will increase to 18% - 19% until 2010 and that their share of total primary energy consumption will amount to between 9% and 10% by that time. (Source: European Commission, PV Status Report 2004 (page(s) 67, 68); Directorate-General for Energy and Transport, Renewable Energy to take off in Europe? (page(s) 3, 5)).

Federal Republic of Germany

Based on the objectives of the European Union, the Federal Republic of Germany has currently set the target to reduce CO_2 emissions from 2008 to 2012 by 21% compared with the level in 1990. At the same time, the share of renewable energies in the electricity supply is targeted to double to at least 12.5% by 2010 compared with the level in 2000 and to at least 20% by 2020. The share of renewable energy in total primary energy supply is targeted to double to 4.2% by 2010 compared to the level in 2000. These targets are lower than the European Union's targets because the Federal Republic of Germany started on a lower level regarding the relative share of renewable energies compared with the rest of the European Union. The key incentive in the Federal Republic of Germany is the Renewable Energies Act (*Gesetz für den Vorrang erneuerbarer Energien ("EEG")*), which requires grid operators to connect systems generating electricity from renewable energies to their grid and purchase all electricity generated by such systems at long-term guaranteed minimum feed-in tariffs that are above market prices. For information on the dependency of and about possible changes in government incentives and energy policy in connection with the parliamentary elections in the Federal Republic of Germany, see "– Regulatory environment – Reliance of photovoltaics on government incentives". According to the *Branchenverband Unternehmensvereinigung Solarwirtschaft (UVS) e.V.*, an industry organization of the solar energy industry in the Federal Republic of Germany, photovoltaic systems with an aggregate power output of 340 MWp were installed in the Federal Republic of Germany in 2004 (2003: 157 MWp; 2002: 83 MWp). This represents an increase of 116% compared to 2003. See "– Regulatory environment".

Spain

The Spanish market for photovoltaics to date is not well developed. However, in March 2004 an electricity feed-in act comparable in its basic structure to the German Renewable Energies Act became effective in Spain. In addition, in various cities and municipalities, regulations require the use of renewable energy systems under certain circumstances for new buildings

and buildings under renovation. (Source: European Commission, PV Status Report 2004 (page 72)).

United States of America

With respect to installed photovoltaic power output, the United States of America is one of the world's largest markets for photovoltaics along with the Federal Republic of Germany and Japan. Having been the world's largest market for photovoltaic products until the mid 90s, the United States of America only ranks third place today. This is primarily attributable to the circumstance that national incentive programs for photovoltaics in the United States are limited to modest tax credits and incentive programs. However, new energy legislation enacted in August 2005 contains provisions that may enhance sales of photovoltaics in the United States of America. These include, for example, (i) tax credits capped at US$ 2,000 for the installation of residential photovoltaic systems and an expansion of existing tax incentives for business systems, (ii) a photovoltaic commercialization program for public buildings, to be funded at a level of US$ 50 million per year for the period from 2006 to 2010, and (iii) a solar energy research and development program (including photovoltaics), to be funded at a level of US$ 140 million in 2007, US$ 200 million in 2008 and US$ 250 million in 2009. Furthermore, led by California, individual states have launched various incentive programs that provide for, *inter alia*, tax credits and low-interest loans. (Sources: 2004 Sarasin Study (page(s) 23); Landesbank Baden-Württemberg, *Branchenanalyse Photovoltaik* 2005 (page(s) 11)).

Japan

With respect to installed photovoltaic power output, Japan is one of the world's largest markets for photovoltaics along with the Federal Republic of Germany and the United States of America. In accordance with the provisions of the Kyoto Protocol, Japan has set the objective to reduce CO_2 emissions by 6% between 2008 and 2012 compared to the level in 1990. It is the government's objective to further expand installed photovoltaic system power output. In 2003, total installed capacity in Japan amounted to 222.8 MWp and aggregate installed capacity up to that time, to 859.6 MWp. The objective pursued by the Japanese Ministry of Economy, Trade and Industry is to achieve an aggregate installed photovoltaic capacity of 4.8 GWp by the year 2010. However, it is currently contemplated to have the "Residential PV System Dissemination Program", promoting the private installation of photovoltaic systems by means of investment subsidies, expire in 2006. The impact of this measure cannot be predicted today. (Sources: 2004 Sarasin Study (page(s) 18, 19); European Commission, PV Status Report 2004 (page(s) 11)).

Rest of Asia

The photovoltaic markets in China, India, South Korea and Thailand are not as developed as the Japanese market for photovoltaics. However, the energy needs of these countries are particularly high due to the strong economic growth. In addition, these countries partly have favorable solar incidence conditions. China is currently preparing a draft to promote renewable energies. In other Asian countries, programs already exist or can be expected to be introduced. (Source: Landesbank Baden-Württemberg, *Branchenanalyse Photovoltaik* (Photovoltaics Industry Analysis) 2005 (page(s) 12)).

For the geographical segment reporting and further information about key markets on which the Company is active, see "– Sales and marketing – Exports, module-reimports".

Reliance of photovoltaics on government incentives

Without government incentives, photovoltaics, in particular in the area of grid-connected systems, would not be profitable, because the costs of generating electricity significantly exceed market prices obtainable for and the costs of generating electricity from conventional energy sources (*e.g.*, nuclear power, coal, gas). See "Risk Factors – Risks related to the business – Continued government incentives are of key significance to the Company". For information about possible changes in government incentives and energy policy in connection with the 2005 parliamentary elections in the Federal Republic of Germany, see "– Regulatory environment – Reliance of photovoltaics on government incentives". Although the costs of generating electricity by means of photovoltaics have been reduced significantly in the past by increasing mass production and technological progress resulting in enhanced competitiveness, from today's perspective, there are still substantial cost disadvantages in the grid-connected field in comparison with other energy sources. Accordingly, continuing reductions of the costs for generating electricity will be a key factor for the further development of the photovoltaics industry. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Key factors influencing financial condition and results of operations – Potential for cost reductions and possible product and process optimization".

However, there are certain applications in which photovoltaics is already cost-effective and competitive. For example, in the field of stand-alone systems for which there are generally no government incentives under feed-in acts, photovoltaic systems are at least partly superior to conventional energy supply solutions. However, the market for stand-alone systems is of much lesser significance in comparison to the market for grid-connected systems.

Photovoltaic systems are also more cost-effective in geographical areas in which there is a high degree of solar incidence, in particular during peak times. Peak times correspond to the period during the day when solar incidence is most intense. During this period there is a particularly high demand for electricity, *e.g.*, for air-conditioning systems of buildings. During peak times, grid operator tariffs are generally significantly higher than the regular tariffs (so-called peak electricity). During peak times, the power generated by photovoltaic systems is also highest. According to industry reports, for the reasons described above electricity generated by photovoltaics could become competitive, without incentives on the basis of production costs, with expensive peak electricity by 2008 - 2010 in certain areas, such as Southern Europe. (Source: UVS, *Solarenergie für Deutschland* (Solar Energy for the Federal Republic of Germany) (page 25)).

Incentive measures have only recently been introduced in a number of other countries. The Company considers it unlikely that such incentives will be discontinued on short notice, or radically reduced, or amended extensively; however, there can be no assurance in this regard. The Company also exports to various foreign markets. The discontinuation or a radical reduction of such incentives in a large number of such countries within a short period also seems unlikely to the Company.

Photovoltaic applications

The following photovoltaic applications are generally distinguished:

- *Grid-connected systems:* This type of system is characterized by a connection between the photovoltaic system and the power grid. The electricity produced is fed into the public power grid. Small and mid-sized systems (up to 100 kWp) are distinguished from large-scale systems (over 100 kWp). Small and mid-sized systems are generally found on residential, commercial and public administration buildings and may be mounted on the roof or be integrated into building parts (*e.g.*, facades or roof coverings). Large-scale systems operate as power generating plants. They are frequently installed on open land.
- *Stand-alone systems:* Stand-alone systems are photovoltaic systems that supply electricity for lighting, cooling and other low-voltage applications independently of and without being connected to a power grid. These systems are used in households, but also in telecommunications and, for example, for water pumps, parking ticket machines and weather stations.
- *Consumer applications*: In addition, there are photovoltaic applications in the area of mass goods, for example, pocket calculators, watches and clocks and other small electrical devices (consumer applications). Manufacturers of consumer applications often process the cells delivered to them to obtain smaller cell units for these applications.

As government incentives play a minor role, if at all, in the areas of stand-alone systems and consumer applications in most markets, these are often referred to as "non-subsidized areas".

The photovoltaic applications described above do generally not pose different requirements with regard to the cells used in such applications.

Value chain, market participants

The silicon-based photovoltaic value chain essentially consists of the following elements:

- *Extraction of crude silicon:* Quartz sand is the basic raw material used to produce silicon. Silicon producers melt this material in melting furnaces and remove impurities in various process treatment stages. The market for silicon extraction is dominated by a small number of large groups of companies. To cover its demand for silicon, the photovoltaics industry competes with the semiconductor industry, which also uses silicon as an important basic raw material. As the semiconductor industry processes silicon with an even higher purity level, the production of silicon for the semiconductor industry generally offers the chance to obtain a higher price. This constitutes a disadvantage to the photovoltaic industry in comparison to the semiconductor industry with respect to safeguarding silicon supply. However, the photovoltaic industry to date has shown a continuous and an increasing demand for silicon compared to the semiconductor industry, which has seen volatility over the past few years. According to the 2004 Sarasin Study, Hemlock (USA), Wacker (Federal Republic of Germany), Tokuyama (Japan) and SGS (USA) are the most important producers of silicon.
- *Production of ingots/wafers:* The crude silicon obtained by melting is usually crystallized into square polycrystalline silicon blocks, so-called polycrystalline ingots, or monocrystalline bars, so-called monocrystalline ingots, are extracted from the melted silicon. Square length pieces are cut from polycrystalline ingots and then cut into thin

silicon discs, so-called wafers, in a further processing step. Monocrystalline wafers are cut from monocrystalline ingots. Ingot producers often integrate ingot and wafer production. Pursuant to the 2004 Sarasin Study, the most important European companies operating in this area are Norway's ScanWafer, Deutsche Solar (Solar World Group) and the German-English company PV Crystalox. Setek, Kyocera, BP Solar and Shell Solar are also important manufacturers according to the 2004 Sarasin Study. In addition to wafer manufacturers that sell their products on the market to other photovoltaic cell manufacturers, there are a number of companies that are vertically integrated and primarily produce wafers for their own needs. Pursuant to the 2004 Sarasin Study, they include the Company's competitors, Kyocera as well as Deutsche Solar, BP Solar, Shell Solar and Photowatt. Currently, there is only one manufacturer of ingots and wafers that also integrates production of silicon: Renewable Energy Corporation ASA group (the "REC Group") (to which the Norwegian wafer manufacturer ScanWafer AS belongs).

- *Production of photovoltaic cells:* In a high-tech production process, a wafer is processed through various treatments and processes to a photovoltaic cell that can generate and transmit direct current when exposed to solar incidence. For information about the various steps in the manufacturing process, see "– Production – Production process". The market for manufacturers of photovoltaic cells is dominated by groups (including Sharp, Kyocera, BP Solar and Shell Solar) which integrate stages of the photovoltaic value chain (in particular wafer and module production). In contrast to its competitors, which integrate other stages of the value chain, in its core business the Company is a focused, non-vertically integrated, group-independent cell producer. For information about the competitive position of the Company and its most important competitors, see "– Market development and the competitive position of the Company".

- *Production of modules:* As the voltage supplied by a single cell is insufficient for most applications, several cells are connected to form a module. The cells so connected are laminated to make them weatherproof, sandwiched between a glass panel on the front and a foil on the back, and are then placed in a frame. The production of modules is less complex than silicon, wafer and cell production, and the establishment of the necessary production means is much less capital intensive. In addition to vertically integrated groups (such as Sharp, BP Solar, Shell Solar, Kyocera, Solarworld), module manufacturers focusing on module production that are not vertically integrated in a solar group are also active on the market for module manufacturing. Such manufacturers are, inter alia, SOLON, SMD (aleo), MSK and Total Energie. In addition, there are a large number of medium-sized companies active in the market for module manufacturers.

- *System providers:* In addition to modules, photovoltaic systems include other components depending on the type of application. Such components include inverters, which convert the direct current generated by the modules into alternating current as well as mounting systems for installation of photovoltaic systems on roof tops or on other structures. In addition, the systems have to be designed and installed. These services are performed by systems providers. The market for system providers is largely dominated by medium-sized companies.

Market development and the competitive position of the Company

Market development

The following table shows the development in global production of photovoltaic cells from 1999 to 2004:

1999	Growth rate	2000	Growth rate	2001	Growth rate	2002	Growth rate	2003	Growth rate	2004
202 MWp	*42.1%*	287 MWp	*39.7%*	401 MWp	*39.7%*	560 MWp	*33.9%*	750 MWp	*67.5%*	1,256 MWp

Source: Photon, April 2005

In the first half of 2005, production of the Company amounted to 66.6 MWp (2004: 75.9 MWp; 2003: 27.7 MWp; 2002: 9.3 MWp).

See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Key factors influencing financial condition and results of operations" for information about the current shortage of silicon and wafers and the development of prices for wafers and cells.

Competitive position of the Company

The following table provides an overview of the eleven largest cell producers worldwide as well as their production and share of the global market in 2003 and 2004:

	Output			Share of global market in %		
	2003	Change	2004	2003	Change	2004
Sharp	197.9 MWp	*63.7%*	324.0 MWp	*26.4%*	*-2.3%*	*25.8%*
Kyocera	72.0 MWp	*45.8%*	105.0 MWp	*9.6%*	*-13.5%*	*8.3%*
BP Solar	69.3 MWp	*22.5%*	84.9 MWp	*9.2%*	*-26.1%*	*6.8%*
Mitsubishi Electric	42.0 MWp	*78.6%*	75.0 MWp	*5.6%*	*7.1%*	*6.0%*
Q-Cells	28.2 MWp**	*166.0%*	75.0 MWp***	*3.8%*	*57.9%*	*6.0%*
Shell Solar	62.0 MWp*	*16.1%*	72.0 MWp	*8.3%*	*-31.3%*	*5.7%*
Sanyo	35.0 MWp	*85.7%*	65.0 MWp	*4.7%*	*14.9%*	*5.4%*
RWE Schott	44.0 MWp	*43.2%*	63.0 MWp	*5.9%*	*-15.3%*	*5.0%*
Isofoton	35.2 MWp	*51.4%*	53.3 MWp	*4.7%*	*-10.6%*	*4.2%*
Motech	17.0 MWp	*105.9%*	35.0 MWp	*2.3%*	*21.7%*	*2.8%*
Suntech	8.0 MWp	*337.5%*	35.0 MWp	*1.1%*	*154.5%*	*2.8%*

* Estimated

** The level of production referred to by the periodical Photon differs slightly (in an amount of 0.5 MWp) from the production of 27.7 MWp actually achieved in 2003.

*** The level of production referred to by the periodical Photon differs slightly (in an amount of 0.9 MWp) from the production of 75.9 MWp actually achieved in 2004.

Source: Photon, April 2005

On the basis of this data, the Company was among the five largest cell manufacturers in terms of 2004 production output and has a market share of 6% of the global market. With the exception of Suntech, which – starting from a low level – achieved a growth rate of slightly below 340%, the Company's production growth rate of over 160% in 2004 was the highest for the manufacturers referred to in the table above. In terms of absolute growth measured in MWp, the Company increased its production by more than 45 MWp in 2004 and was only outperformed by Sharp, with an absolute production increase of 126.1 MWp.

The following factors define the competitive position of the Company:

- The Company is focused on the cell manufacturing stage of the value chain. Accordingly, it generally does not compete with its suppliers, the wafer and silicon producers, or its customers, the module manufacturers.
- The Company is not vertically integrated, *i.e.*, it does not integrate other stages of the photovoltaic value chain and is not part of a group that integrates further stages of the photovoltaic value chain. Accordingly, the Company does not produce cells for its own, internal group needs, but solely for external customers.
- In addition, the Company is group-independent, *i.e.*, it is not integrated as a dependent company into a group that is active in other business areas.

Other focused, non-vertically integrated and group-independent manufacturers of photovoltaic cells are Motech and Ersol. Of these group-independent manufacturers of photovoltaic cells, the Company is the largest manufacturer worldwide measured in terms of its production in 2004.

Additional technologies

In 2004, the photovoltaic cell technology based on mono- and polycrystalline silicon wafers accounted for about 90% of global cell production. In addition, there are a number of other cell technologies accounting for the remaining share of global production volume. The following chart shows the shares of the various technologies in total market volume worldwide in 2004:



Ribbon Sheet
3.3%
Amorphous
Silicon (thin film)
4.4%
CdTe (thin film)
1.1%
CIS (thin film)
0.4%
Monocristalline
36.2%
Polycrystalline
54.7%

Source: Photon International, March 2005

Besides the advantages of higher efficiency and process experience, the conventional cell technology based on crystalline silicon wafers also has disadvantages. They include the large amount of silicon required per Wp and the resulting strong dependency on the availability of silicon. Various additional technologies have the objective to develop processes and cell technologies that reduce silicon volume while other technologies for photovoltaic cells do not use silicon but other semiconductor materials. The following provides a brief overview of various additional technologies:

- *Alternative wafer production*: Some technologies continue to rely on silicon as conductor but seek to use alternative wafer production processes to avoid the relatively high costs associated with the conventional wire sawing process and the resulting high loss of silicon. Instead of cutting the silicon discs from large blocks or bars, these technologies crystallize the wafer discs directly from the molten silicon, *e.g.* in the form of thin ribbons. The silicon ribbons extracted from the melted silicon are already as thin as the cells subsequently made of them, and only need to be cut to cell format. This process avoids the considerable loss of material that results from the sawing process. The disadvantages of this technology to date are lower cell efficiency and higher breakage rates.

  The string-ribbon technology developed by Evergreen Solar Inc. and also used by EverQ, in which the Company holds a minority interest, is an example of these types of technology. Applying the string-ribbon technology, silicon wafers are directly extracted from melted silicon by using wires. Evergreen Solar Inc. already operates a production facility in the United States of America that is based on the string-ribbon technology developed by it. This silicon based technology benefits from many years of experience with the semi-conductor silicon. In addition, the cell manufacturing methods and processes for this technology largely correspond to the production process for conventional silicon wafer based cells. The challenge with respect to this technology that has been licensed to EverQ, is the fast development of cost-effective mass production under realization of economies of scale. See "– Interests in EverQ and CSG Solar as well as activities in thin-film technologies".

- *Thin-film technologies*: In thin-film technologies, the semiconductor material is applied to a cost-efficient carrier over a large surface in the form of a thin film. The film applied in this way is much thinner than conventional silicon cells. The thin film is divided into individual cells isolated from each other by removing material. Through the subsequent vaporization of other layers of material, the cells are connected to form a module. Copper indium selenide ("CIS"), gallium arsenide ("GaAs") and cadmium telluride ("CdTe") are, *inter alia*, the substances used in addition to amorphous (non-crystalline) silicon and crystalline silicon. The much lower material and energy consumption required for production are advantages of thin-film technologies. However, thin-film cells have significantly lower efficiencies than conventional silicon cells.

  - CSG Solar uses the crystalline silicon on glass technology ("CSG technology"). In the case of this technology, silicon is extracted onto a special glass sheet and then develops crystalline structures by means of thermal processes. In further processing steps, the crystalline layer is divided into cells that then possess photovoltaic properties and are directly connected to a module. The Company holds a minority interest in CSG Solar.

- In addition, the Company is engaged in various R&D projects, as well as negotiations concerning acquisitions and alliances in the area of thin-film technology. The focus of such activities is on developing production processes for these technologies. These activities are to be bundled in one or several Q-Cells AG subsidiaries.

  Thin-film technologies do not represent a significant market share to date. Most of these technologies (including the CSG technology) are still far behind crystalline silicon wafer-based cell technology with respect to the degree of industrial implementation. A further disadvantage is the current absence of long-term experience with respect to these technologies.

The Company expects that the conventional crystalline silicon wafer-based cell technology will prevail for the foreseeable future, whereas additional technologies will gain more significance over the medium- and long-term. For this reason, the Company has acquired interests in EverQ and CSG Solar and is pursuing further activities in the area of thin-film technologies. The Company believes that in the next few years the products based on other technologies will be increasingly implemented in ground-based, large-scale photovoltaic systems, in the electrification of the Third World and in the area of facade-based solutions (integration of photovoltaic systems into the facades of buildings).

Regulatory environment

Introduction

Photovoltaics benefits from substantial incentives in the Federal Republic of Germany and the other target markets of the Company. Most of the various incentive types do not apply at the cell manufacturing level but at the level of photovoltaic system operators. If such incentives take the form of an electricity feed-in law (as in the case of the Federal Republic of Germany (Renewable Energies Act) and Spain), grid operators are required to purchase the electricity generated by photovoltaic systems at certain minimum prices that are significantly above market prices. In the case of incentives that take the form of low-interest loans, those who construct and operate systems benefit directly, because they receive low-interest loans to finance their photovoltaic system. Nevertheless, such incentives are of fundamental importance for the business of the Company, because the various incentive programs for operators of photovoltaic systems indirectly generate demand for photovoltaic cells and with respect to most applications, photovoltaic systems are only used because of such government incentives. See "Risk Factors – Risks related to the business – Continued government incentives are of key significance to the Company".

The Federal Republic of Germany

In the Federal Republic of Germany, photovoltaics benefits from substantial incentives. Such incentives, based in particular on the Renewable Energies Act, are of key significance for the German renewable energies market and for the Company's business model.

Renewable Energies Act

The Renewable Energies Act dated July 21, 2004 provides, in addition to incentives for other renewable energies, in particular for incentives for photovoltaics:

- ***Objective of the Act:*** In the interest of protecting the climate, nature and the environment, one of the objectives of the Act is to facilitate a sustained development of energy supply, to contribute to the avoidance of conflicts surrounding fossil fuel resources, and the ongoing development of technologies for generating electricity from renewable energy sources. The percentage of renewable energies in electricity consumption is expected to be increased by 2010 to at least 12.5% and by 2020 to at least 20%. The Renewable Energies Act regulates the purchase and compensation of electricity generated exclusively by or from hydropower, wind energy, solar energy, geothermal sources or biomass.
- ***Amendment of the Renewable Energies Act in 2004:*** Regulatory support for electricity generated from renewable energy sources was first introduced by the Act on the Feeding of Electricity from Renewable Energy Sources into the Public Grid of December 7, 1990 (Electricity Feeding Act) by setting statutory minimum feed-in tariffs. The successor of the Electricity Feeding Act is the Renewable Energies Act dated March 29, 2000. By amendment of July 21, 2004, the European Union Directive dated September 27, 2001 on the promotion of electricity produced from renewable energy sources in the internal electricity market (2001/77/EC) was implemented into German law. In essence, the amendment resulted in a broader definition of the term renewable energies, a renunciation of any limits of systems promoted and an adjustment of compensation rates. Initially, uniform minimum feed-in tariffs of DM 0.99 or € 0.5062 per kW/h applied to photovoltaic systems. The compensation obligation only applied until achieving a total output from photovoltaic systems installed in the Federal Republic of Germany of initially 350 megawatts. By the Act dated July 23, 2002, this amount was increased to 1,000 megawatts. After a phase of market uncertainty with regard to the further development of legislation, the second amendment dated December 22, 2003 was passed as a so-called provisional act (*Vorschaltgesetz*). The provisions of this provisional act in principal already corresponded to the provisions of the Renewable Energies Act as amended on July 21, 2004. The new Renewable Energies Act distinguishes between photovoltaic systems located on top of buildings or noise protection walls and other systems. The amounts of the minimum feed-in tariffs for the first type of systems are above those provided for in the old regulation, which led to a significant increase in demand for photovoltaic cells in 2004. A power output limit does not exist anymore.
- ***Purchase obligation of grid operators:*** Under the Renewable Energies Act, grid operators are required to connect systems generating electricity from the above described sources to their grids, to purchase all electricity generated by such systems on a priority basis and to provide compensation for the electricity fed into the grid in accordance with the terms set forth in the Renewable Energies Act (see below). This obligation generally applies to those grid operators technically suited for connection whose distance to the location of the system is the shortest. The connection costs to the grid must be borne by the operator of the system generating the electricity. In contrast, the costs of any extensions of the power grid required for the connection must be borne by the grid operator.

- ***Minimum feed-in tariffs:*** The Renewable Energies Act provides particular incentives for photovoltaic systems. In 2004, a minimum feed-in tariff of 45.7 Cent per kW/h was granted for photovoltaic systems. For systems attached to or on top of a building or noise protection wall, the feed-in tariff was 57.4 Cent per kW/h for the first 30 kW, 54.6 Cent per kW/h for the next 69 kW and 54 Cent per kW/h for each additional kW. The minimum feed-in tariff increases by an additional 5 Cents per kW/h for systems that form an essential part of a building and that are not located on the roof or attached as a roof. The higher incentives for photovoltaic systems on or on top of buildings have the objective to compensate for the "100,000 roofs" solar electricity program (*100.000 Dächer Solarstromprogramm*), which expired on June 30, 2003 upon achieving the program's targets. This compensation increase contributed significantly to the strong growth of the market in 2004. Beginning on January 1, 2005, the minimum feed-in tariff for systems newly commissioned after this date will be reduced annually by 5% of the rate applicable to systems newly commissioned during the previous year. Ongoing reduction of the compensation for newly commissioned systems is to reflect anticipated reductions in production costs, which, according to the legislative reasoning of the Renewable Energies Act, are to be achieved by mass production promoted by the Renewable Energies Act. As of January 1, 2006, this percentage will increase to 6.5% for systems that are not attached to or located on top of a building or noise protection wall. For systems that are not attached to or on top of a building built primarily for purposes other than the generation of electricity from solar incidence, the compensation obligation only exists if the construction site meets certain environmental requirements. The minimum feed-in tariffs for electricity from photovoltaic systems for each newly commissioned system must be paid for a period of 20 years not including the year in which it was commissioned. For photovoltaic systems commissioned prior to August 1, 2004, the then valid compensation rates under the Renewable Energies Act as of that time apply.

The Renewable Energies Act replaced the Electricity Feeding Act in 2000. The Electricity Feeding Act was the subject of legal actions both in the Federal Republic of Germany and at the European level. For example, the statutory requirement to purchase electricity generated from renewable energies at a minimum price exceeding the market price was challenged as being unconstitutional. The German Supreme Court, however, held in its decision dated October 1996 that there were no constitutional concerns against the Electricity Feeding Act. The Act did in fact require utility companies to compensate electricity fed in at the statutory level and not just in the amount of own costs saved, and therefore, to subsidize operators of alternative energy systems. However, such measure was justified for reasons of the common good. The German Supreme Court most recently confirmed this opinion by decision dated June 11, 2003 and, in so doing dismissed constitutional concerns against the Renewable Energies Act dated March 29, 2000, which principally corresponded to the current version. By decision dated March 13, 2001, the European Court of Justice held that the regulation of the minimum price set forth in the Electricity Feeding Act did not constitute state aid. Upon such decision, the European Commission stopped a state aid proceeding initiated against the Federal Republic of Germany on May 22, 2002 regarding the Renewable Energies Act.

In a written submission dated April 28, 2005, a constitutional complaint was brought against the Renewable Energies Act. The petitioners are seeking to have the EEG declared unconstitutional on the grounds that private electricity consumers are being burdened with the costs associated with the use of renewable energies. They assert that their fundamental right

to individual freedom is being infringed as they, as consumers of electricity, have to bear the additional financial costs arising from the Renewable Energies Act and that this represents an unconstitutional special levy (*Sonderabgabe*). Currently, it is unclear whether the Constitutional Court will consider the complaint.

In addition to the promotion of photovoltaics through the Renewable Energies Act, there are incentives at the federal level in the form of low-interest loans for the construction of photovoltaic systems under various KfW programs.

Europe

Numerous European regulations affect the national regulations regarding the electricity market, in particular the Directive dated September 27, 2001 on the promotion of electricity produced from renewable energy sources in the internal electricity market (2001/77/EC). This Directive, required to be implemented by October 27, 2003, was implemented in the Federal Republic of Germany through the Renewable Energies Act. The objective of the Directive is to increase the share of renewable energy sources generating power in the internal electricity market. Targets were set for all Member States to increase the share of renewable energies in the electricity supply. Member States must take appropriate measures to increase the consumption of electricity generated from renewable energy sources. The type of individual measures to be taken is left to national legislation. Member States must ensure that the transmission and distribution of electricity from renewable energy sources is provided by transmission grid operators. To the extent that the operation of the national electric power system permits, such sources are to be given priority. The costs incurred for technical adjustments such as grid connections and amplification are to be charged on the basis of uniform basic rules. As a result of the implementation of the Directive, according to information provided by the European Commission, there are now incentive programs for photovoltaics in most Member States. Nevertheless, many Member States are failing to achieve their targets for increasing the share of renewable energies in the electricity supply, because the measures taken have turned out to be inadequate. A major growth driver in Europe is the Federal Republic of Germany, which, according to European Commission information, accounted for more than 70% of installed photovoltaic capacity in the European Union between 2001 and 2003. (Source: European Commission, PV Status Report 2004 (page(s) 67)).

Reliance of photovoltaics on government incentives

The scope of government incentives depends on political developments. Political developments may occur in the Federal Republic of Germany and in other countries that could lead to a significant deterioration of the conditions for or a discontinuation of the support for photovoltaics. In particular, political developments may occur in the Federal Republic of Germany, possibly as soon as in connection with the 2005 parliamentary elections, or in connection with the scheduled review of feed-in tariffs by the end of 2007, as provided by the Renewable Energies Act, that could lead to a significant deterioration of the conditions for or the discontinuation of the support for photovoltaics. In connection with the election campaigns for the 2005 parliamentary elections, the most important political parties have publicly taken the following positions on governmental incentives for renewable energies:

- In its "2005-2009 Government Program" issued on July 11, 2005, the CDU/CSU announced that it intends to continue relying on renewable energies, but that it wants to

reduce the "partly exorbitant subsidizing". However, the CDU/CSU's objective under the government program remains that renewable energies should reach at least a share of 12.5% of the German electricity consumption. However, on September 7, 2005, the environmental spokesman for the CDU/CSU parliamentary faction stated that the goal was for renewable energy sources to achieve competitiveness quickly, and that biomass, solar energy and geothermal energy would offer great potential. Furthermore, it was also stated that a review as provided by the EEG should take place at the end of 2007, but that there should not be a break in support.

- In its election manifesto dated July 4, 2005, the SPD declared that it considers the Renewable Energies Act as the basis for future investments and that it will "continue to promote innovative technologies such as renewable energies" with the objective of "achieving a competitive position of such innovative technologies as soon as possible."
- From the Bündnis 90/Die Grünen 2005 election program dated July 9, 2005, it can be inferred that a continuation of its energy policy is planned. The successes achieved by the Renewable Energies Act, in particular with regard to environmental protection and the creation of new jobs, are highlighted in their program. The program's objective is to achieve by the end of the next decade that "renewable energies and replenishable raw materials account for one quarter of electricity supply, one quarter of heating, one quarter of fuel consumption and one quarter of goods still produced by chemical means today."
- In its publication "*Liberale Argumente*" (Liberal Arguments) dated June 30, 2005, the FDP stated that while it wants to continue to promote the use of renewable energies, "the red-green Renewable Energies Act is not the right path for achieving this objective," in particular because it is too expensive and is in conflict with free competition. The FDP reiterated its position in its election manifesto of July 25, 2005 and calls for the replacement of the EEG by "a model of economic support based on volume control".
- From the election manifesto dated July 3, 2005 of the WASG (*Wahlalternative Arbeit und soziale Gerechtigkeit*) it can be inferred that it seeks the ecological reorganization of the industrial society, considerable energy savings as well as a change over to renewable energies. The election manifesto provides that, in the opinion of the WASG, the energy supply should be based on solar energy to a large extent in the future.

Although (irrespective of the outcome of the 2005 parliamentary elections) it is not possible to predict with certainty if, to what extent and when changes may occur with respect to the Renewable Energies Act and the legal framework relevant to photovoltaics, there are various economic and political considerations that make the complete discontinuation or short-term significant reduction in incentives unlikely. These considerations include the following:

- It is not clear whether the statements of various political parties regarding possible reductions of the scope of incentives are mainly directed at renewable energies other than photovoltaics.
- Renewable energies, in particular photovoltaics, have created substantial numbers of new jobs over the past few years and in the opinion of the Company, there is potential for the creation of a large number of additional jobs. In the opinion of the Company, this fact can have considerable weight in the political decision-making process.
- Experience shows that a political process resulting in substantial amendments to existing legislation tends not to take place within a short period of time. To the knowledge of the

Company, those parties that are considering a reduction in incentives in their election programs also include politicians who do not share such views.

- The requirements of the Kyoto Protocol and the European Union described under "– Market for photovoltaics and competitors – Market environment – Kyoto Protocol/ Europe" suggest that a considerable reduction in incentives for photovoltaics is unlikely, at least in the short-term.

In the opinion of the Company, these factors indicate that a complete discontinuation of or a drastic reduction in incentives for photovoltaics in the Federal Republic of Germany is unlikely in the short-term. However, there can be no assurance in this regard.

A reduction in the scope of incentives or an unfavorable amendment to or discontinuation of the Renewable Energies Act (without the enactment of comparable replacement provisions) would have an adverse effect on the profitability of photovoltaic systems and thus a negative impact on the price of, and conceivably the demand for, photovoltaic cells and the Company's growth and profit margins. A substantial reduction in incentives or the discontinuation of the Renewable Energies Act could threaten the existence of the Company and, in a worst-case scenario, lead to a total loss of an investor's investment. See "Risk Factors – Risks related to the business – Continued government incentives are of key significance to the Company".

Competitive strengths

The Company believes that it has the following competitive strengths:

World's largest focused, non-vertically integrated and group-independent manufacturer of photovoltaic cells

Measured in terms of production output, the Company has succeeded in becoming one of the five leading cell manufacturers worldwide and the market leader among focused, non-vertically integrated and group-independent manufacturers of photovoltaic cells worldwide within just a few years. The Company has a clear focus on the production of crystalline silicon cells. In this area, the Company has succeeded to expand its production and capacity at an above-average pace over the past few years. In 2004, the Company achieved the highest growth rate in terms of production among the five largest manufacturers (see "– Market for photovoltaics and competitors – Market development and the competitive position of the Company").

The Company's positioning in the market is that of a cell manufacturer that is focused, not vertically integrated and not affiliated with any group. Thus, unlike many of its competitors, it is focused on the cell manufacturing stage of the value chain and is not part of a vertically integrated solar group that integrates several stages of the photovoltaic value chain. Accordingly, it generally does not compete with its suppliers (wafer and silicon producers) or its customers (module manufacturers) and does not produce for its own, internal group needs. In addition, it is not integrated as a dependent company into a group that is active in other business areas. See "– Market for photovoltaics and competitors – Market development and the competitive position of the Company". In terms of distribution, the Company focuses on independent manufacturers of modules, as many of them are medium-sized companies and, in the view of the Company, have significant growth potential.

Based on its long-term partnerships with suppliers, the Company believes that it sets itself apart by its procurement strength, which, in its opinion, represents a competitive advantage, in particular in a current market environment characterized by silicon and wafer shortages. The Company is, to its knowledge, the largest or one of the largest customers for its most important suppliers. In addition, the Company believes itself to be an attractive business partner, given its size, financial resources and its market position as well as its orientation toward close partner-like cooperation.

Profitability and growth resulting from process, product and technological know-how

The Company is focused on a part of the photovoltaic value chain that is characterized by strong market entry barriers due to the required process, product and technological know-how.

In connection with its growth, the Company has gained valuable know-how with respect to planning, financing, implementation and control of fast capacity expansions as well as the operation of cost-oriented technological mass production. The Company believes that one of its strengths is the ability to install production facilities fast and to lead technological innovations in the area of photovoltaics to industrial mass production. The Company believes that its market position provides a good basis for achieving further capacity and production output expansions.

In the Company's view, it has modern and highly automated production plants that already display a high degree of cost efficiency as well as extensive know-how in manufacturing and quality assurance processes. On this basis the Company manufactures products that satisfy high demands in terms of quality. In addition, its R&D activities as well as the analysis of its manufacturing processes enable the Company to obtain important technological knowledge in the area of treatment processes and formulas used in its manufacturing process.

By realizing economies of scale through the production expansion and product and production technology innovations, the Company operates with a cost structure that, in its opinion, represents a competitive advantage, in particular in relation to small and medium-sized cell manufacturers.

These strengths contributed to the fact that, after having been established in 1999 and having commenced with production in 2001, the Company was already able to generate a balance sheet profit for the first time in 2002 and has been profitable since then.

Portfolio of advanced and innovative products

The Company has a highly developed product portfolio. In the standardized photovoltaic cell segment (*i.e.*, excluding the ultra high efficiency cell segment in particular), the cells produced by Q-Cells are among the high-level efficiency cells. Cell efficiency is a decisive selection criterion for customers. Furthermore, the Company has been able to successfully launch new cell types on the market. For example, the Company has launched, in short succession, the larger cell formats Q6 (150x150mm; launch: second quarter of 2002), Q6L (156x156mm; launch: second quarter of 2004) and Q8 (210x210mm; launch: second quarter of 2005) that lead to cost savings and provide increased benefits for customers (the production of modules from larger cell formats is less expensive). In addition, it launched monocrystalline cells (Q6 format) in the fourth quarter of 2003. In the area of contact

technology, the back-contact cell is currently at the test stage. In mid 2004, the Company implemented an acid texturing process in its production process, increasing the efficiency of cells treated. The Company, like many of its competitors, also made consistent progress in reducing cell thickness over the past few years. In addition to efficiency, one of the features distinguishing the cells produced by Q-Cells is their performance in weak light and narrow cell-performance tolerances. These factors result in more electricity being generated by the modules made from such cells. In developing products, the Company benefits from its partner-like relationships and close cooperation with its suppliers, customers and machinery manufacturers. With its Q-Cells brand, the Company has an established product and company brand, which, in the view of the Company, is associated with high quality.

A high degree of R&D competence and close partnerships with suppliers, customers and machinery manufacturers as well as organizations and companies in the R&D area

The Company believes that it has one of the leading R&D departments in the photovoltaic cell manufacturing industry. In total, the team comprised 39 specialists in the R&D area as of June 30, 2005. The Company cooperates closely and engages in joint projects with several universities and institutes. In addition, strategic cooperation is pursued with suppliers, customers, machinery manufacturers as well as organizations and companies in the R&D area.

In the opinion of the Company, its R&D competence and established partnerships provide a good basis for the further development and market launch of product improvements and innovations and for maintaining the Company's competitive strengths in this regard.

Good positioning in the area of additional photovoltaic technologies

The Company already acquired minority interests early on in two independently managed companies, EverQ and CSG Solar, that are engaged in the commercialization of additional photovoltaic technologies. EverQ pursues the installation of production facilities based on the string-ribbon technology and CSG Solar pursues the installation of production facilities based on the CSG technology. The Company is also engaged in the commercial exploitation of various thin-film technologies. See "– Interests in EverQ and CSG Solar as well as activities in thin-film technologies".

In making its investment decisions in this regard, the Company believes that it has carefully examined the potential for cost savings, the degree of development, the cell efficiency potential as well as the investment costs and the risk profile of the individual technologies and appointed suitable responsible persons to its R&D team. The Company's focus is on technologies that have reached a relatively mature development stage and, in the opinion of the Company, have good prospects of being led to industrial mass production in a foreseeable period of time. This applies to the EverQ and CSG Solar technologies in particular.

Experienced and highly qualified management

The Company is of the opinion that it has an experienced and highly qualified management team. In addition to the four members of the Management Board, the management of the Company consists of ten second-tier managers. A large number of the members of the management and the technology experts have accompanied most of the development of the photovoltaic industry. Additional experts have also been recruited for various areas such as production, distribution, IT and finance.

Strategy

The strategic objective pursued by the Company is to secure and expand Q-Cells AG and its position as the world's leading focused, non-vertically integrated and group-independent manufacturer of high-quality photovoltaic cells by means of production and revenue growth. In addition, the Company's objective is to achieve a leading cost position, in particular by achieving further cost reductions.

In addition to producing photovoltaic cells based on the silicon-wafer based technology, the Company intends to participate in the commercialization of additional photovoltaic technologies. As the Company expects these additional technologies to gain more significance, in particular over the medium- to long-term, it has acquired minority interests in EverQ and CSG Solar and is pursuing further development activities in the thin-film area with the objective to commercialize these technologies. See "– Additional technologies". In addition, the Company plans to invest in selected additional technologies in the future. See "Reasons for the Offering and Use of Proceeds".

The Company strives to become less dependent on government incentives for photovoltaics and thus counteract the risks resulting from its current dependency on incentives (in particular the Renewable Energies Act). See "Risk Factors – Risks related to the business – Continued government incentives are of key significance to the Company" as well as "– Regulatory environment – Reliance of photovoltaics on government incentives". This is to be achieved in particular by cutting costs (as a result of technological progress with respect to products and production processes, the development of new technologies and the realization of economies of scale through production expansion) as well as increased internationalization. For the foreseeable future the Company expects that the framework for regulatory support of photovoltaics, in the Federal Republic of Germany and in other markets in which it is active, will be continued to such extent and for such a period of time that would enable the Company to implement its strategy and provide a basis for the continuation of the photovoltaic industry. However, no assurance can be given in such regard.

In this context, the Company is pursuing a corporate strategy that essentially hinges on the cornerstones of "rapid growth" and "cost reduction."

Rapid growth

By expanding its business operations, the Company pursues to achieve production volume and revenue growth over the long-term that exceed market growth. This growth rate is to be achieved in the core business of the Company as well as in the commercialization of additional technologies. To achieve its growth objectives, the Company pursues the following strategic objectives:

- ***Secure supply of raw materials***: A sufficient supply of silicon and silicon wafers for the utilization of existing and planned production capacity forms the basis for the planned growth of the Company. In the current market environment, which is characterized by silicon shortage, securing silicon supplies is a strategic priority. To secure its supply of raw materials, the Company intends, in addition to maintaining and expanding its partner-like relationships with existing suppliers, to continue diversifying its supplier base and to enter into strategic relationships with suppliers. In doing so, the Company focuses on suppliers that are not vertically integrated and display strong growth. Since the end of 2004, the

Company also sources silicon and silicon ingots that are processed into wafers by its wafer suppliers. The Company pursues to enter into further long-term silicon supply agreements. In this regard, it might have to make further considerable advance payments over the short-term. See "Reasons for the Offering and Use of Proceeds -- Use of proceeds".

- ***Production capacity expansion***: The Company plans to significantly expand its production facilities. By using a part of the proceeds of the Offering, the Company intends to achieve production capacity growth exceeding market growth over the medium-term. Concrete investment decisions will depend on the expectations of the Company with respect to the future development of the availability of silicon. After completion of the final installation stage of production line IV, scheduled for the first quarter of 2006, the Company therefore plans to commission additional production facilities only as of 2007. See "Reasons for the Offering and Use of Proceeds – Use of proceeds".

- ***Value added of products and brands***: The strategy of a continuing development of the innovative, highly sophisticated product portfolio of the Company has the objective to maximize product customer benefits and to maintain as well as to expand the resulting competitive position of the Company in relation to its competitors. See "– Competitive strengths – Portfolio of advanced and innovative products". The Company intends to continue to gear its products toward customer needs and in particular to enable customers to achieve further cost savings in module production. In the past, this could be achieved in particular by the introduction of larger cell formats and higher cell efficiencies. In addition, the Company believes that it has succeeded in establishing itself as a brand with positive associations and a high degree of recognition within the photovoltaics industry.

- ***Diversification of the customer base***: The continuing diversification of the customer base and sales markets constitute a key element of the Company's growth strategy. In this regard, the acquisition of new customers in strategic growth markets such as, for example, Spain, China, Thailand and Korea as well as the rest of Europe and Asia are of key importance for the Company. Other markets are also observed on an ongoing basis, for example, North America. The Company plans to significantly increase its export ratio by achieving above-average growth in revenues generated outside the Federal Republic of Germany and thus consistently reducing its strong dependency on the German domestic market and the promotion of photovoltaics by the Renewable Energies Act (see "– Regulatory environment"). In this regard, the focus of the Company is on producers of photovoltaic modules that are not vertically integrated and display strong growth. In addition, the Company pursues, by means of increased deliveries to manufacturers of stand-alone systems and consumer applications (see "– Market for photovoltaics and competitors – Photovoltaic applications") both inside and outside the Federal Republic of Germany to tap additional growth potential and reduce its general dependency on incentive measures and programs.

Cost reduction

Significant cost reductions are necessary in order to achieve cost-effectiveness of the photovoltaic industry in the long run. In the past, the Company was able to realize considerable cost-cutting potential. By means of further improvements, the Company pursues to continually improve its cost position. The Company believes that a leading cost position is necessary in order to be able to offer competitive prices for its products while achieving the intended profitability. The cost reductions are to be realized in the core business of the Company as well as in the commercialization of additional technologies. In order to achieve cost reductions, the Company believes that the following strategic factors are of key importance:

- ***Product innovations***: The Company engages in R&D activities with the objective to develop product innovations also in the future in order to continually cut production costs as well as to increase cell efficiencies. The higher cell efficiencies already achieved in the past as well as the reduction in cell thickness to approximately 240-220 μm have resulted in a reduction in the silicon required per Wp of cell performance produced, yielding considerable savings on material costs. The launch of new cell formats (for example, Q6, Q6L and Q8) has also contributed to cost reductions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Key factors influencing financial condition and results of operations – Potential for cost reductions and possible product and process optimization". The Company plans to continue to invest in R&D activities in the future. Its objective is to continually improve production costs by further increasing cell efficiencies, reducing cell thickness and increasing the share of production of cells with larger formats.

- ***Technology-based production process innovations***: As part of its R&D activities, the Company works continually on the further development and improvement of production processes with the objective of reducing production costs. Accordingly, the Company has, for example, been able to increase the efficiency of the photovoltaic cells produced in its production process and to reduce associated production costs by introducing "acid texturing." See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Key factors influencing financial condition and results of operations – Potential for cost reductions and possible product and process optimization". In addition, the Company engages in R&D activities with the objective of achieving efficiency improvements within standard processes as well as developing new processes for the production of photovoltaic cells with particularly high efficiency levels. The Company plans to invest in R&D activities in the future in order to be able to reduce production costs by implementing process innovations.

- ***Productivity enhancements***: The Company is constantly working on measures to enhance productivity. Accordingly, the Company has in the past been able to increase productivity substantially by reducing the rejection ratio and machine down time, by increasing production throughput, by faster production changeovers and improved transporting systems for materials as well as by increasing the automation level and employee productivity. The Company aims to further optimize productivity in the future and thereby to realize cost reductions.

- ***Economies of scale***: The Company believes that it possesses a solid basis for realizing further economies of scale and to further optimize the cost base of the Company. In the past, the Company has already been able to achieve a significant reduction in the ratio of

fixed costs to revenues by means of fast growth associated with cost management. The Company expects that the planned production growth and its experience in controlling costs offer potential for the continued realization of economies of scale, in particular in the area of administrative and distribution structures, thus contributing to the optimization of its cost position.

Products

Product and cell types

The following table provides an overview of the cell types manufactured by the Company and the revenues generated by them for the years 2002, 2003 and 2004 as well as for the first half of 2005:

Product type	Cell type	Official market launch	Performance per cell (in Wp)	Format (in mm)	2002 Revenues (€ thousand)	2003 Revenues (€ thousand)*	2004 Revenues (€ thousand)*	Revenues in the first half of 2005 (€ thousand)
Poly-crystalline	Q5	3rd Quarter 2001	2.4	125x125	12,035.5	7,030.0	1,656.9	1,161.9
	Q6	2nd Quarter 2002	3.3	150x150	5,257.2	41,460.2	56,392.2	2,274.7
	Q6L	2nd Quarter 2004	3.7	156x156	0	0	53,759.1	99,344.7
	Q8	2nd Quarter 2005	6.4	210x210	0	0	62.3	1,633.7
Mono-crystalline	Q5M	2nd Quarter 2005	2.6	125x125	0	0	0	17.4
	Q6M	4th Quarter 2003	3.6	150x150	0	262.1	9,816.7	128.9
	Q6ML	3rd Quarter 2004	3.9	156x156	0	0	7,009.8	12,187.9

* Audited, all other data shown in the table is unaudited.

Trading revenues, revenues generated from the sale of breakage as well as other revenues and reductions were allocated to each product and cell type. Prior year amounts were adjusted accordingly to ensure comparability.

In 2002, Q5 cells accounted for the major part of revenues. The product portfolio was already expanded in 2002 by introducing the larger Q6 format in the second quarter. This format accounted for 85% of revenues in 2003. The Q6L format was launched in 2004 (second quarter), which could be – together with the Q6 format – established as the main format in the same year.

In the first half of 2005, the Q6L was by far the cell format generating the greatest revenues. The Company expects the Q6L format to account for the major part of revenues over the next few years. According to estimates of the Company, the Q8 format will account for a substantial and increasing share of revenues over the coming years.

Product features

Important properties of a photovoltaic cell are efficiency, format and cell thickness. These properties are also of central importance for production costs and sale price (calculated in euro/Wp).

- ***Cell efficiency:*** One of the most important features of a photovoltaic cell is its efficiency. Cell efficiency refers to the ratio of the maximum power output of electric energy released and the light received. A cell with a higher degree of efficiency (having the same format) generates more electricity. The performance of a cell depends on its efficiency and format. Efficiency is a key determinant for sale price and therefore for the margins of the Company. Efficiency is affected by the following factors:
  - *Wafer quality:* The quality of the wafer from which a cell is produced is of significant importance for the processing and the efficiency of cells. The Company is engaged in

joint development projects with its wafer suppliers to ensure and further increase wafer quality. See "– Research and development".

- *Production process:* By certain process treatments during the production process, efficiency of cells can be increased. Accordingly, the Company has, for example, been using an acid texturing process since mid-2004 which increases the efficiency of cells treated this way.

Depending on wafer quality and type of treatment in the manufacturing process (alkaline or acid texturing), the Company currently achieves average efficiency levels of between 14.8% and 15.4% with polycrystalline cells. The highest efficiency level achieved with cells produced by the Company to date was 16.7%. Under laboratory conditions and using current production technologies, an efficiency level of 17.9% was achieved for a polycrystalline cell.

Monocrystalline cells are generally more efficient (a little less than two percentage points at present) than polycrystalline cells but require higher production costs. The Company launched the monocrystalline Q6 cell in the fourth quarter of 2003, followed by the monocrystalline cell in Q6ML format in the third quarter of 2004.

- ***Format:*** The larger the format of a cell, the greater its power output (having the same efficiency). Accordingly, a higher price can be achieved for larger cells (having the same efficiency). The introduction of cells with larger formats generally increases production throughput (Wp produced per production unit) achieving economies of scale and associated cost reductions. In addition, it reduces the number of subsequent processing steps that module manufacturers have to perform because fewer cells need to be connected to each other to form a module to achieve the same module performance. In the second quarter of 2002, the Company launched the Q6 cell and in the first half of 2003 changed over entirely to the production of Q6 cells (150x150 mm). In the meantime, the Q6L format (156x156 mm) was established as the main format. In the second half of 2004, the Company produced small volumes of the Q8 cell (210x210 mm) for the first time. The format of these cells is the largest currently available on the market. The Q8 cell was officially launched in the second quarter of 2005. The launch of larger formats generally results in increased breakage ratios and greater material costs per Wp, because larger cells are thicker than smaller ones. These disadvantages are, however, more than offset by increased production throughput and also reduced as a result of continuing product and process optimization.
- ***Cell thickness:*** The thinner a cell, the less silicon is generally needed for its production. This facilitates a cost reduction per cell and the production of more cells from a given amount of silicon. Reducing cell thickness is a continuing process. In mid 2004, it was possible to reduce cell thickness for Q6 and Q6L formats from 330-300 µm to 280-270 µm. In July 2005, cell thickness for these formats could be reduced to 240-220 µm in a further step. The Company's R&D department currently is working on a further reduction of cell thickness. Wafers and cells with a thickness of approximately 200 µm are currently being tested. Laboratory research is conducted with regard to cells with a thickness of < 150 µm. With the launch of larger formats, which are generally a little bit thicker than smaller cells, directly after production launch, an optimization process is initiated with the objective to reduce cell thickness.
- ***Other features:*** In addition, cells possess other features that are of significance for their performance, customer benefits and the sales proceeds generated. For example, their

efficiency level can be improved by innovative contacts. Applying the conventional method, a grid-like contact is screen-printed onto the front of the cell. This results in a reduction of the solar incidence absorbed by the cell (shade effect). Currently, the so-called back-contact cell is being tested by the Company, for which a new process is used to place a contact exclusively onto the back of the cell, thereby reducing the shade effect. With the contact mounted exclusively on the back of the cell, it is easier for the customer to further process the cell when manufacturing modules. The Company believes that the earliest realistic launch date for this cell type is 2006.

As a result of technological progress and improvements regarding the product properties, the Company has been able to significantly reduce its production costs per MWp. These factors, in particular in connection with production process improvements, will continue to be of key significance for the development of the Company's production costs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Key factors influencing financial condition and results of operations – Potential for cost reductions and possible product and process optimization".

Production

Production capacity and facilities

Production capacity

The following table shows the development of the Company's production capacities:

	For the year ended December 31,			For the six months ended June 30,	
	2002	2003	2004	2004	2005
		(unaudited)		*(unaudited)*	
Annual nominal capacity at the end of the period (in MWp)[1]	22	63	170	73	200
Annual production capacity at the end of the period (in MWp)[2]	17	50	136	58	160
Average production capacity during the period (in MWp)[3]	11	32	86	28	74

1 Annual nominal capacity at the end of the period is the theoretical potential capacity volume at the end of the period. This is based on the assumption that no (unavoidable) production interruptions occur as a result of servicing and maintenance, cleaning, the replacing of filters and pastes as well as material-related cell breakage. The calculation is also based on: 350 working days of 24-hour operations, the production of formats 125 x 125 mm (2002 up to and including May 2003), 150 mm x 150 mm (June 2003 to end of 2003); and 156 x 156 mm (since the beginning of 2004), as well as certain other internal process and production specific assumptions. Theoretical nominal capacity is unit of measure and is never attained.

2 In order to compute production capacity, 20% is deducted from nominal capacity for unavoidable production interruptions occurring as a result of servicing and maintenance, cleaning, the replacing of filters and pastes as well as material-related cell breakage. Production capacity is computed on the basis of past experience and estimates. The figures are therefore only approximate figures.

3 Average production capacity during the relevant period takes capacity expansion during the year into account. The production capacity for individual months is determined, aggregated and then the average is computed. Unavoidable production interruptions occurring as a result of servicing and maintenance, cleaning, the replacing of filters and pastes as well as material-related cell breakage are calculated to amount to 20% of the respective nominal capacity. During the ramp-up phase of new production lines (generally three months) the calculation of nominal and production capacity is based on the actual output.

The final installation stage of production line IV (see "– Production facilities") is currently taking place and should be completed by the end of the first quarter of 2006. The additional annual nominal capacity available upon installation completion of line IV will amount to 60 MWp compared to as of June 30, 2005; the resulting production capacity is scheduled to be achieved by the end of the first half of 2006 following the launch (ramp-up) of the newly installed facilities.

Upon completion of the final installation stage of line IVC, it is expected that an aggregate annual nominal capacity of approximately 250 MWp will be available for the production of Q8 cells. The annual nominal capacity available for the production of monocrystalline cells (Q6ML) amounts to 68 MWp.

Production facilities

The Company currently has seven production lines located in four factories. The commissioning of a further production line (production line IVC) is scheduled for the first quarter of 2006. The factories are adjacent to each other, connected with each other and can be accessed from each other. A fully automated high-bay warehouse and office area are also part of the buildings. All of the Company's facilities (including the administrative building) are located on a single property (surface area: 28,643 sqm) in an industrial zone in Thalheim, Saxony-Anhalt, near Leipzig. Construction work is currently being carried out on the property to provide direct access to the central warehouse from the road; other construction work is also underway.

The following table provides an overview of the Company's production lines (currently existing and under construction):

	Commissioned in	Cell types that can be manufactured using this line	Cell type currently produced/surface treatment/edge isolation
Line I (in factory I)	October 2001	mono- and polycrystalline Q6, Q6L, Q6ML	monocrystalline/ polycrystalline/ alkaline/plasma etching
Line IIB* (in factory II)	June 2003	mono- and polycrystalline Q6, Q6L, Q6ML, Q5M	monocrystalline/ polycrystalline/ alkaline/plasma etching
Line IIA (in factory II)	July 2004	mono- and polycrystalline Q6, Q6L, Q6ML	monocrystalline/ polycrystalline/ alkaline/plasma etching
Line IIIB* (in factory III)	June 2004	polycrystalline Q6, Q6L, Q8	polycrystalline/ acid texturing/ chemical
Line IIIA (in factory III)	August 2004	polycrystalline Q6, Q6L, Q8	polycrystalline/ acid texturing/ chemical
Line IVA (in factory IV)	April 2005	polycrystalline Q6, Q6L, Q8	polycrystalline/ acid texturing/ laser
Line IVB (in factory IV)	June 2005	polycrystalline Q6, Q6L, Q8	polycrystalline/ acid texturing/ laser
Line IVC (in factory IV)	Commissioning scheduled for the end of the first quarter of 2006	polycrystalline Q6, Q6L, Q8	planned: polycrystalline/ acid texturing/ laser

* Lines IIB and IIIB were originally referred to as lines II and III. After line IIA and IIIA were commissioned, the letter "B" was added although these lines were commissioned earlier than lines IIA and IIIA.

Production lines IIA and IIIA were subsequently built into factories II and III. The space available in factories I, II and III is used up entirely. The final installation stage of production line IV is currently taking place in factory IV. Factory IV was constructed in the first half of 2005. Parts of it (lines IVA and IVB with annual nominal capacity of 60 MWp each) were already commissioned in the first half of 2005. The completion of the final installation stage of production line IV (line IVC with an annual nominal capacity of 60 MWp) is scheduled for the end of the first quarter of 2006; following a successful launch (ramp-up) line IVC is expected to achieve full capacity by the end of the first half of 2006. Upon installation completion of production line IV, the space available in factory IV will be used up entirely.

Production process

The Company's production lines consist of modern, highly automated and integrated machines with a high degree of cost effectiveness. The following provides a brief overview of the most important steps in the production process.

- *Quality checks on delivery*: The first step involves running certain pre-checks on samples of wafers sourced from the Company's suppliers. If defects are identified, the electrical properties of the wafers are subjected to a separate examination regarding their potential life. The wafers are subsequently examined as part of a further quality control process with respect to their surface properties and mechanical conformity. Wafer quality is a key factor for cell performance; pre-damaged or defective wafers are sorted out.
- *Wet chemical cleaning of raw wafers:* In the next step the wafer surface is treated in a wet bench. The wafers are placed in various baths for cleaning, etching and rinsing. The treatment steps take place in automatic succession in plastic vessels by means of a batch or in-line process. In the batch process, a production charge consisting of numerous wafers is taken through the individual processing steps as a production unit whereas in the case of the in-line process, individual wafers undergo the processing steps.
  - Surface treatment is performed in production lines I, IIB and IIA in an alkaline etching bath.
  - In addition, production line I is also equipped for the iso-texturing of monocrystalline wafers (special surface treatment for monocyrstalline wafers).
  - Lines IIIB, IIIA, as well as all the production lines being part of line IV are equipped for "acid texturing" (in-line) surface treatment.

After completion the surface treatment, the wafers are dried using hot air.

- *Diffusion furnace:* In a further processing step, a negatively charged coating is applied to the positively charged raw wafers in a diffusion furnace at approximately 800 - 900 degrees Celsius using phosphorous gas. At the high furnace temperatures, the phosphorous atoms diffuse into the wafer surface. As a result of such phosphor doping, the wafer surface changes from p-type to n-type. The wafer now has two separate layers: a negatively charged layer on the surface and a positively charged layer below it. Sample surface resistivity measurements are then taken to check the diffusion process.
- *Edge isolation/removal of phosphorus silicon glass:* To achieve a clean separation of the negative and positive layers, the edges of the wafers are isolated.
  - In production lines I, IIB and IIA plasma etching is used for edge isolation. Subsequently, the phosphorus silicon glass that is formed as a by-product of the diffusion process is removed in a further wet bench by means of an etching bath.
  - In production lines IIIB and IIIA, a chemical etching process (in-line) is used for edge isolation.
  - In production lines that are part of line IV, a laser process (in-line) is used for edge isolation.
- *Silicon nitrite coating:* To reduce cell reflectivity in order to use as much solar incidence as possible, the cell is coated with a silicon nitrite layer, giving the cell its blue color. The hydrogen contained in silicon nitrite also significantly enhances cell performance at the same time. A camera is used to check the color homogeneity of the cells that have been coated with the anti-reflective layer.

- *Contacts:* Contacts made of silver paste are screen-printed onto the front of the cells to act as a conductor for the electricity obtained from the cells. Two contact strips made of silver paste are also attached to the back of the cell along with a layer of aluminum. The contacts are subsequently burnt into the cell in a furnace. The high temperatures cause the silver paste to become embedded in the surface of the silicon layer forming a reliable electrical contact. The aluminum paste on the back of the cell serves as a mirror for particles, further enhancing the efficiency level.
- *Sorting:* The finished cells are sorted according to efficiency levels and optical criteria. A sun simulator is used to test each individual cell regarding its electricity and voltage and to determine efficiency levels from the test results. The cells are tested under both standard and weak light conditions. Each cell is assigned to a performance and quality class depending on the test results. This makes it possible to supply cells with clearly defined performance properties and narrow cell-performance tolerances.

Potential for cost savings in the production process

The Company pursues continuing optimization and technological improvement of the production processes with a high priority because they can yield an important contribution to cost savings. The following factors are of key significance in this regard:

- *Throughput increases*: By further developing the machinery used in production, the Company was able to increase production throughput significantly, thereby realizing economies of scale. The transportation of cells between and within individual production steps already takes places using integrated processes that are nearly fully automated. The Company continues to focus on the further development of process technology, including the optimization of automation and the related increase of throughput speed in particular.
- *Reducing breakage and rejection*: Wafers and cells can break during the production process. If breakage occurs during the production process, this may result in the breakage of further cells of the production unit. This may, in turn, make it necessary to shut down machinery, at least temporarily, to remove the breakage, adversely affecting production throughput. Cell breakage can also occur during the further processing of cells into modules by the customers of the Company. In addition, in homogenous or defective process flows can result in cells having defective electrical properties, causing them to be treated as rejects. Reducing breakage and rejections is thus an important factor in reducing costs and improving quality. For these reasons, the Company is seeking to reduce breakage and rejections ratios or, in connection with the launch of larger formats or thinner cells, to keep these ratios constant and then optimize them. One area of emphasis is the continued improvement of manufacturing processes and of mechanical functions as well as treatment processes for material.
- *Improving quality*: The quality of a cell is primarily determined by its efficiency. On average, about 90% of cells fall into the quality classes with the highest efficiencies. The Company is seeking to maintain the share of cells that attain the highest efficiency classes at a stable level and to increase it through technological advances. The Company's R&D work plays a key role in this regard.

Production machinery

Machinery and automatic steering as well as the technologies employed therein are developed and optimized in close cooperation with selected manufacturers of machinery. The Company develops technical specifications for the design of the machinery and engages manufacturers

of machinery to construct the machines on basis of these specifications. Specialized third-party companies support the installing of production lines. In cooperation with the manufacturers of machinery, the Company optimizes subsequently the interaction between the various individual machine components and the entire production process. The various components (*e.g.*, wet bench, diffusion furnace, edge isolators, coating systems, contact printers) for the entire system are sourced from various manufacturers of machinery. R&D cooperation often exists with such manufacturers. Further components such as the wet bench and media supply systems (for the feeding in of various gases, liquids and other production agents) are sourced from a number of different suppliers.

Know-how is transferred from the Company to its machinery manufacturers as part of their cooperation which results both in advantages and disadvantages for the Company. See "Risk Factors – Risks related to the business – The intellectual property of the Company can only be protected to a limited extent and is currently largely not protected".

Work safety and environmental protection

The objective of the Company's safety principles is to ensure continuous improvement in the areas of work safety as well as health and the environmental protection. In this regard, the Company has introduced a work safety management system that was examined and certified by the Berufsgenossenschaft der Feinmechanik und Elektrotechnik (BGFE) in May 2005. Pursuant to this system, the Company's "plant safety" department directly reports to the Management Board. The Management Board assesses the effectiveness of the work safety management system at regular intervals by internal audits, safety checks and risk analyses. It is supported by the work safety committee, which is composed of employees, safety officers, the plant doctor as well as the heads of production and plant technology in addition to the Management Board. The Company employs six safety officers. Over 70 employees have been trained in first-aid skills. Because of the use of hazardous materials in production, the Company has also formed a safety team consisting of 38 employees. The team members receive regular training in handling hazardous materials, fire-fighting, evacuation procedures, first aid and respiratory protection. The Company has so far been able to comply with the requirements set forth in the German Hazardous Materials Regulation (*Gefahrstoffverordnung*), the German Chemicals Act (*Chemikaliengesetz*) and emission and nuisance guidelines. In particular, hazardous materials and chemicals are stored and deployed in monitored warehouses and appropriately designed supply and disposal systems.

Procurement

The procurement activities of the Company primarily consist in the purchasing of wafers as the direct raw product for the photovoltaic cells manufactured by the Company. To support the supply of raw materials, the Company also purchases silicon and silicon ingots. Given the currently existing excess demand, securing a sufficient supply of wafers is of key significance for capacity utilization, achieving further growth and ensuring the ability of the Company to deliver. In addition, procurement activities also comprise auxiliary materials needed in cell production, such as pastes, filters, chemicals and gases.

Wafer purchasing

With respect to procurement, the Company depends heavily on the procurement market and its key suppliers. See "Risk Factors – Risks related to the business – The Company depends on a limited number of key suppliers and in view of the current shortage of silicon and silicon

wafers, its ability to operate at full production capacity and its further growth largely depend on the adequate supply of silicon wafers". The majority of the wafers purchased are sourced from the Company's five key suppliers. The Company's largest supplier is ScanWafer, a wafer manufacturer that belongs to the REC Group. For information about the Company's relationship with ScanWafer and the REC Group, see "Related Party Transactions – Business relationships with the REC Group".

Supply contracts provide generally for medium- to long-term (between one- and five-year) supply and purchasing obligations of the contractual parties. The agreement with the largest supplier, ScanWafer, runs until the end of 2010. Under the supply agreements, the Company has assumed unconditional purchasing and payment obligations in relation to contractually fixed delivery volumes; this also applies to long-term purchasing obligations for future periods. Payment obligations continue to apply even if the Company has no need for the volumes and does not accept delivery in whole or in part contrary to the contractual arrangements.

The supply contracts provide that suppliers may, in certain cases, reduce the agreed delivery volumes or terminate the contract early. The agreements provide, for example, that wafer suppliers are entitled to reduce delivery volume in proportion to the Company's share of total delivery volume to the extent that they are unable to procure sufficient quantities of silicon or silicon ingots for wafer production due to silicon shortages. To offset the effects of such a reduction in agreed delivery volume due to a raw material shortage, the Company has, in most cases, the right to supply the wafer suppliers with the raw materials necessary for wafer production to the extent it is in a position to do so. In the case of some of the Company's suppliers, including its largest supplier, the agreed delivery volumes for future periods are based on the assumption that such suppliers will have expanded their capacities as planned. If the planned expansions of capacities fail to take place or are delayed, there is a risk that agreed volumes will not be supplied. In such an event, the largest supplier is even entitled to reduce the delivery volume. In the event of the successful implementation of greater than planned or earlier capacity expansions of suppliers, there is an opportunity, on the basis of the long-term, partner-like relationships, to participate in such capacity expansions in the form of additional delivery volume. However, there is no legal right to claim such volume.

It cannot be ruled out that contrary to what has been agreed, suppliers may also fail to deliver the entire volume or fail to deliver on a timely basis. In the past, there have been isolated instances resulting in slightly late deliveries and, in one case, a reduced delivery volume. Such shortfalls or delays could be compensated on a short term basis by delivery volumes from other suppliers. See "Risk Factors – Risks related to the business – The Company depends on a limited number of key suppliers and in view of the current shortage of silicon and silicon wafers, its ability to operate at full production capacity and its further growth largely depend on the adequate supply of silicon wafers". To its knowledge, the Company is the largest customer, or one of the largest customers, of most of its main suppliers.

The prices to be paid by the Company are generally renegotiated by the Company on a semi-annual or annual basis taking into account any changes in market prices for raw materials and cells that have occurred in the meantime. If no agreement is reached, both parties have in most cases a termination right with a notice period of usually six months. In the case of the Company's largest supplier, instead of such a termination right the binding determination of a new price by an arbitration proceeding is provided for in the agreements.

In some cases, the Company has assumed re-delivery obligations in relation to wafer suppliers with respect to cells produced from the wafers supplied.

The majority of the procurement volume is invoiced in euro, the remaining part is invoiced in US$ (a total of US$ 34.2 million for the first half of 2005). See "Risk Factors – Risks related to the business – The Company is increasingly exposed to exchange rate risks related to silicon and wafer purchases in foreign currencies and its increasing internationalization".

One wafer supplier has undertaken to supply wafers to the Company through 2015 in a volume of approximately € 582 million. Under this agreement, the purchase price for the wafers will be adjusted to the market development.

This wafer supply agreement is based on a silicon supply agreement between the wafer supplier and its silicon supplier with a term through 2015 and fixed prices for the silicon to be supplied which are not being adjusted to market development. The wafer supplier has agreed with the silicon supplier to a payment of advances. The Company has guaranteed a portion of all payment obligations of the wafer supplier to the silicon supplier arising out of the agreement. If the wafer supplier fails to meet its obligations to the silicon supplier and the silicon supplier consequently asserts its claims *vis-à-vis* the Company under the guarantee, the silicon supply agreement shall be transferred from the wafer supplier to the Company. Furthermore, the Company has agreed with the wafer supplier to pay a portion of the advance payments to the silicon supplier. The Company must therefore accordingly make payments of around US$ 12.0 million to the silicon supplier respectively at the beginning of October 2005 and October 2006. In exchange, the wafer supplier supplies a portion of the wafers manufactured from this amount of silicon to the Company.

The Company and the wafer supplier have agreed to share the risk of falling silicon prices resulting from the fact that the silicon supply agreement between the wafer supplier and its silicon supplier provides for fixed prices, while the wafers are supplied to the Company by the wafer supplier at prices adjusted to market developments.

The Company intends to conclude agreements with customers for this wafer volume that provide for price adjustment of cell prices to market developments; however, the remaining risk for the Company arising out of the wafer supply agreement due to falling silicon prices and the advance payment obligations are expected to be partly shared with the customers. This is intended to reduce the described risks for the Company and achieve an appropriate risk allocation among wafer supplier, Company and customers of the Company.

Silicon and ingot procurement

In view of the recent silicon and wafer shortage, the Company has also entered into agreements for silicon in a considerable volume, compared to its total needs, and procured ingots to support its raw material supply. Such materials are sold by the Company to its wafer suppliers, who produce wafers from them, which they sell in turn to the Company.

Agreements provide for deliveries from the Company's currently most significant silicon supplier from 2006 until the end of 2012. Prices have been fixed for the entire duration of the agreements. To support the supplier's capacity expansion, the Company has agreed to pay advances on the agreed purchase price. A total of approximately € 13.3 million is outstanding

on these advances, of which 75% is to be paid at the beginning of 2006 and the remainder at the beginning of 2007. The supplier will refund the advances by reducing the invoiced purchase price upon delivery. If the Company were not to accept delivery of the agreed volume, the advance in respect of such volume will be retained by the supplier. If the supplier expands capacity, it is obligated to offer the Company additional silicon volumes.

A third party acted as broker for one of these agreements. The Company has assumed certain contractual obligations *vis-à-vis* this third party with respect to silicon volume obtained from this supplier relationship. See "Related Party Transactions – Business relationships with Energy Valley AG".

The Company is currently negotiating additional silicon agreements. Due to the current situation of the silicon procurement market (limited availability of silicon), the Company presumes that other silicon supply agreements will partially contain terms similar to those under the silicon supply agreements with its most important silicon suppliers described above. Also see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Key factors influencing financial condition and results of operations – Pre-financing of silicon suppliers".

In some cases, the Company, pursuant to agreements with silicon suppliers, is obligated to have modules made from part of the cells produced from the silicon delivered by the supplier and then deliver the modules to a specific customer at a fixed price. In some cases, the Company has assumed re-delivery obligations *vis-à-vis* ingot suppliers with respect to cells manufactured from the supplied ingots.

The Company also sources silicon in some cases under individual deliveries to the extent such opportunities arise. Ingots are also purchased for wafer processing by business partners.

The Company reviews additional measures for securing raw material procurement on an on-going basis.

Raw materials supply and contractual purchasing obligations

Contractually agreed delivery volume on the basis of perennial supply agreements

For the second half of 2005, contractual undertakings had been given by suppliers to deliver silicon and silicon wafer volume of approximately 130 MWp. The five main wafer suppliers accounted for about four fifths of this wafer supply volume (which accounts for about 80% of total silicon and wafer supply volume). As of September 12, 2005, contractual undertakings regarding silicon and silicon wafer volume deliveries of approximately 180 MWp have been given for 2006 and of about 225 MWp for 2007. In addition, there are long-term delivery undertakings and corresponding purchasing obligations of the Company for the years 2008 through 2015 in an amount of approximately 1,375 MWp.

With respect to approximately 70 MWp of the total volume described above, only a memorandum of understanding has been entered into. In this memorandum of understanding, the parties have set out their common understanding of their cooperation and declared that their common goal is to enter into a long-term supply agreement for about 70 MWp. Deliveries are already being made on the basis of the memorandum of understanding. Of the 70 MWp, about 3.5 MWp is to be supplied in the second half of 2005 and the remainder in respectively equivalent amounts for the years 2006 through 2015.

Silicon deliveries account for a share of approximately 10-15% of total volume until 2010.

There can be no assurances that the deliveries will be made in the contractually agreed volumes and at the agreed delivery dates. See "Risk Factors – Risks related to the business – The Company depends on a limited number of key suppliers and in view of the current shortage of silicon and silicon wafers, its ability to operate at full production capacity and its further growth largely depend on the adequate supply of silicon wafers".

Foreseeable default risks with respect to volumes of contractually agreed deliveries on the basis of perennial supply agreements

For the years 2005 through 2007, further contractual undertakings as of September 12, 2005 with regard to additional delivery volumes of approximately 201 MWp (of which 1 MWp relates to 2005, 95 MWp to 2006 and 105 MWp to 2007) have been given by suppliers. With regard to these volumes, the Company presumes that there is only a low probability that they will actually be delivered. The reasons for this are foreseeable raw material shortfalls and delays in the capacity expansions of certain suppliers.

Ongoing delivery volumes on the basis of short-term delivery agreements

Of the contractually agreed delivery for 2005, approximately 10 MWp relate to ongoing individual deliveries during the year, for which only short-term contractual arrangements, mainly in the form of delivery confirmations, exist through the end of 2005. Although there is no contractual basis, the Company assumes that deliveries of similar volumes (approximately 10 MWp on an annual basis) will continue in the years 2006 and 2007. The Company also assumes that two supply agreements that according to their terms may be terminated before the end of 2007 (but will be extended automatically if not terminated) will probably be continued during the course of 2007, accounting for a total volume of approximately 20 MWp. However, there is no contractual right or guarantee of achieving such volumes from ongoing individual deliveries or potential agreement extensions.

Volume currently under negotiation

At September 12, 2005, the Company was also engaged in negotiations regarding additional silicon and wafer volume of approximately 125 MWp for 2006 and approximately a further 55 MWp for 2007. Based on its current experience, the Company estimates that there is a medium degree of probability that the volume currently being negotiated will result in the conclusion of contracts. However, there is no assurance that this probability will materialize and that contracts will actually be concluded. In addition, the Company is actively involved on an on-going basis in acquiring additional raw material volumes and identifying and realizing possibilities for securing raw materials (through new market participants, for example). The Company presumes that various suppliers will only offer volume for 2007 beginning in 2006 and, for this reason, the volume being negotiated for 2007 will probably increase in 2006.

Potential for increasing MWp yield by reducing wafer thickness

The Company believes that, as a result of intended reductions of wafer and cell thickness, it will be possible to increase MWp yield from silicon and wafer volume because a reduction in wafer thickness means more wafer and thus more cell surface can be obtained from the same wafer volume. The Company estimates that intended reductions of wafer thickness will yield a potential additional MWp of approximately 5-10% (based on silicon and wafer volume for which contractual delivery undertakings exist) in the foreseeable future.

Note on computing delivery volume

The data described above is derived from various calculations based on estimates and assumptions. The figures are therefore only approximate figures. See "Forward-Looking Statements, Third-Party Information, Definitions, Glossary, Note Regarding Financial Data, Note Regarding Certain Figures". It should also be noted that the MWp figures referred to above are based on contractually agreed silicon and wafer supply volume. As a result of rejects and breakage, contractually agreed supply volume does not correspond to the volume of photovoltaic cells produced from it. The latter is generally lower than the silicon and wafer volume on which production is based.

Purchasing volume obligations

At September 12, 2005, the Company had purchasing obligations *vis-à-vis* silicon and wafer suppliers for the period from July 1, 2005 through 2015 totaling about € 1,760.3 million (calculated on the basis of the prices in effect on September 12, 2005). These purchasing obligations can be broken down by the individual years as follows:

H2/2005	2006	2007	2008	2009	2010	2011 - 2015
6%	12%	14%	16%	15%	15%	22%

Figures unaudited

For information about the risks associated with these obligations, see "Risk Factors – Risks related to the business – The Company has entered into extensive and partly long-term purchase obligations in regard to silicon and silicon wafers resulting in, *inter alia,* sales and price-related risks".

Customers

Five large customers account by far for the greatest share of the Company's total delivery volume. In the first half of 2005, they accounted for approximately 60% (2004: approximately 72%) of the Company's total delivery volume, the three largest customers accounting for approximately 47% (2004: approximately 48%). Companies belonging to the Solon AG für Solartechnik group of companies ("Solon Group") constitute the largest customer. See "Related Party Transactions". In addition to SOLON Group companies, customers of the Company also include Tenesol SA (which is part of Total Energie group), SMD Solar Manufaktur Deutschland GmbH, IBC Solar AG and Scheuten Solar Technology GmbH.

The customer agreements concluded in 2005, which account for by far the majority of the Company's portfolio of customer agreements, generally have terms until 2010 and are automatically extended by one year unless a party previously terminates the agreement. Fixed delivery prices are generally agreed for an initial period of six months. Upon expiration of the fixed price period, the parties negotiate a new delivery price on a semi-annual basis. If no agreement is reached, the agreements concluded in 2005 generally provide for a mechanism in which a binding price is set by an arbitrator. With respect to the agreements concluded in 2005, the Company has generally reserved itself a price adjustment right enabling it to pass on rising silicon prices to customers even in the periods between price negotiations. Recently, the Company has also concluded agreements with customers in which fixed prices were agreed upon. In general, the customer agreements contain a clause permitting the Company to reduce

agreed delivery volume in proportion to the decline in total production upon bottlenecks in the supply of wafers. In such cases, the customer has the right to supply the Company with wafers to ensure cell production. In addition, pursuant to many of the agreements concluded in 2005, the Company has the right to delay deliveries in the event that during the launch of a new production line (ramp-up) there are unexpected technical problems. In such cases, the Company does, however, have an obligation to deliver subsequently.

If the Company fails to make deliveries for reasons other than an insufficient supply of wafers (and – in the case of most of the agreements concluded in 2005 – technical malfunctions in connection with the ramp-up of new production lines) (for example, the Company is unable to expand capacity as planned or machinery is destroyed), the customer agreements generally provide for contractual penalties. In addition, in the event of delayed delivery or failure to deliver, customers might be able to assert further damage claims against the Company. Customers generally pay on delivery, but in some cases advance payments are also made.

The Company guarantees that cells achieve at least 90% of nominal performance over a period of ten years. In addition, it provides its customers with a warranty for the cells sold by it that is generally valid for one year.

In some cases, the Company has assumed redelivery obligations *vis-à-vis* wafer suppliers with respect to cells manufactured from delivered wafers.

In connection with a review of the agreement portfolio conducted in the middle of 2005, it was determined that with regard to a number of delivery agreements with module producers containing an ancillary clause pursuant to which module producers were only allowed to resell unprocessed cells with the consent of the Company, the risk exists that such ancillary clause may not conform to applicable law. Therefore, the Company decided to cancel this ancillary clause in its delivery agreements. To the knowledge of the Company, the cells delivered have been processed into modules by the module producers and no module producer concerned has asked for re-sale approval. It cannot be excluded that the Company may suffer significant financial disadvantages as a result of this situation, but the Company considers the corresponding probability as very low.

At September 12, 2005, the volume of long-term sale agreements concluded with customers for the years 2006 through 2010 was approximately 835 MWp (+/- 10-15%). However, there is no assurance that the customers will fulfill their agreed purchasing obligations. In respect of 80 MWp of this volume, only a preliminary agreement has been entered into on the basis of which a delivery agreement is to be concluded at the beginning of the fourth quarter of 2005.

Given the current silicon and wafer shortage and excess demand with respect to photovoltaic cells, the Company regularly tends to start marketing cells only once appropriate silicon and wafer volume has been contractually agreed on the procurement side. The Company is constantly in negotiations about additional long-term sale agreements and delivery volumes. Volume under negotiation amounted to about 265 MWp as of September 12, 2005. Although the Company estimates that in view of the continued excess demand it is highly likely that agreements will be concluded in such a volume, there is no assurance in this regard.

For information about the risks associated with customer agreements, see "Risk Factors – Risks related to the business – The Company has entered into extensive and partly long-term purchase obligations in regard to silicon and silicon wafers resulting in, *inter alia,* sales and price-related risks" as well as "Risk Factors – Risks related to the business – As a manufacturer and seller, the Company is exposed to warranty-related risks".

Sales and marketing

Sales and marketing strategy

The Company aims to expand its customer base, in particular in strategic target markets. The objective is to significantly increase the export ratio. The objective of the Company's sales and marketing strategy is to identify and acquire as new customers module manufacturers with a strong market position in their domestic markets (or in a market segment for non-subsidized applications) and to develop a close partnership early on. The Company engages in partner-like cooperation with many of its customers, in particular with regard to product and technology improvements.

Focused module manufacturers that are not vertically integrated and not part of a group constitute a strategically important customer target group. Most of these module manufacturers are medium-sized companies that are generally not vertically integrated into a solar group or other group and focus on the module manufacturing stage of the value chain. These companies are in a position to expand capacity more flexibly and faster, in particular compared to vertically integrated solar groups, because they are not required to coordinate and finance capacity expansion at all stages of the value chain. For these reasons the Company believes that there is an above-average growth potential in this market segment.

With its Q-Cells brand, the Company has an established product and corporate brand, which, in the view of the Company, is associated with the high quality of Q-Cells cells and its reliability *vis-à-vis* suppliers and customers. The Company has succeeded in establishing the brand with only low expenditures for marketing and sales. In the view of the Company, the brand represents a good basis for further customer expansion.

Exports, module-reimports

The following table provides the Company's geographical segment reporting:

Revenues in the geographical segments	2002	as % of total revenues	2003	as % of total revenues	2004	as % of total revenues	first half of 2005	as % of total revenues
	(€ thousand) (unaudited)		*(€ thousand) (audited)*		*(€ thousand) (audited)*		*(€ thousand) (unaudited)*	
Germany	9,796.5	*56.7*	33,909.8	*69.6*	95,550.4	*74.2*	75,390.7	*64.6*
Other EU (without Germany)	4,081.3	*23.6*	13,551.7	*27.8*	18,676.8	*14.5*	10,762.9	*9.2*
South Africa	0	*0*	0	*0*	9,606.0	*7.5*	17,039.9	*14.6*
Other	3,414.9	*19.7*	1,290.8	*2.6*	4,863.8	*3.8*	13,555.7	*11.6*
Total	**17,292.7**	***100***	**48,752.3**	***100***	**128,697.0**	***100***	**116,749.2**	***100***

The most important export countries for the Company within the EU are currently Spain, France and Italy. In addition to South Africa, products are also delivered to Japan, other Asian countries and North America.

In 2004, the Company achieved an export ratio of 25.8% (2003: 30.4%). The decline of the export ratio was attributable to the exceptionally high growth of the German market prompted by the amendment of the Renewable Energies Act. In the first half of 2005, the export ratio amounted to 35.4% (first half of 2004: 25.0%).

The Company expects that a significant share of the modules manufactured by its foreign customers may currently be exported by such customers to the Federal Republic of Germany. For example, to the knowledge of the Company, a significant share of the modules that are manufactured in South Africa from cells produced by the Company are reimported to the Federal Republic of Germany. On the other hand, the Company's German customers may export a small share of their modules to foreign markets, meaning that the Company's export ratio is only meaningful to a limit extent.

The Company plans to increase its export ratio significantly and to enhance its presence on foreign markets. In this regard, its focus is on foreign growth markets with favorable conditions regarding incentives and climate. The Company believes that such attractive markets include Spain, China, Thailand, Korea as well as the rest of Europe and Asia. The Company already has a sales and purchasing office in China, near Shanghai, and plans to open a sales and purchasing office in Hong Kong. Other markets are also observed on an ongoing basis, for example, North America.

Logistics

Given the silicon shortage on the procurement side and strong demand on the sales side, the logistical handling of material, production and supply flows is of great significance for the Company. To meet the strong demand, cells are delivered shortly after their production. For this reason it is currently necessary to plan supply flows on a day-by-day basis. Until April 2005, raw materials and supplies as well as finished products were stored on a decentralized basis at various warehouses at the Thalheim site. In April 2005, the Company built a central warehouse in factory IV. It comprises a high-bay warehouse for wafers and cells, a paste warehouse and an auxiliary supplies warehouse. The spare parts warehouse and gases and chemicals warehouses are kept in separate storage areas. The control of warehouse inflow and outflow is computer controlled.

Research and development

R&D team

As of June 30, 2005, the R&D team comprised 39 specialists. The Company believes that it has one of the leading R&D teams in the photovoltaic industry.

Cooperation with research partners

Joint projects and close cooperation with universities as well as public and private institutes and research and technology societies rounds off the Company's own R&D competence. This also involves some industry initiatives. Research partners include the Hahn-Meitner-Institut, the Energy Research Centre of the Netherlands, the Fraunhofer Institut, Freiburg, the Institut für Solarforschung Hameln ("ISFH"), the University of Konstanz and the Forschungszentrum Jülich GmbH. A large number of research projects are currently being conducted in cooperation with these and other partners. Currently, research projects are performed regarding

cell efficiency enhancement, ultra-high efficiency cells, thin-film processes, new partial processes in the area of polycrystalline manufacturing and new contact processes.

Strategic cooperation with suppliers, customers and machine manufacturers

In addition, strategic cooperation is pursued with suppliers, customers and manufacturers of machinery to optimize products and production processes. These cooperations focus particularly on application technology (modules), wafers, pastes and machinery. The main objective of these cooperations is product and process optimization (in particular with regard to achieving higher efficiency levels) and the realization of associated cost reductions.

Main focus of current R&D activity

According to the photovoltaic value chain, the Company's R&D activities can be divided into the areas of "wafers," "cells," and "modules."

- *Wafers*: The Company cooperates closely with its suppliers to optimize wafer material. The current focus is on improving crystallization of polycrystalline wafers as well as further reducing wafer thickness and improving the sawing process. Wafer material quality and composition is an important factor for cell quality.
- *Cells*: In this area, the Company is working on optimizing production processes and the cells themselves. The current focus is on the methods used to treat cell surfaces in order to increase efficiency levels (texturing), methods for increasing efficiency by reducing electricity loss on the cell surface and the optimization of layer resistivity, improving electrode concepts as well as processes for very thin cells. Also included is production line technological support, which aims to optimize the production process. In addition, work is being carried out on product innovations, such as the development of new types of contacts (*e.g.,* the back-contact cell) as well as the development of ultra-high efficiency mono- and polycrystalline cells.
- *Modules*: The Company cooperates closely with its customers in this area to optimize applications as well as to develop solutions for its customers. Consulting is also provided to customers. Product innovations such as thinner cells and back-contact cells are being developed together with customers.

For information on the development projects for which development costs were capitalized in the first half of 2005, see Note 3.1 to the IFRS interim financial statements for the first half of 2005.

Additional technologies

The employees of the Company's R&D department also possess know-how relating to additional technologies such as the string-ribbon technology used by the minority holding EverQ, as well as competence in thin-film technologies.

R&D expenditures

The expenditures of the Company on various R&D activities can be broken down as follows:

- *R&D department expenditures*: In the first half of 2005, expenditures for the Company's R&D department, which is operated as a separate cost center, amounted to € 896 thousand (2004: € 861 thousand; 2003: € 517 thousand; 2002: € 79 thousand). These expenditures primarily relate to personnel costs associated with the Company's R&D team.

- *Expenditures related to cooperation with research partners and strategic cooperation with suppliers, customers and manufacturers of machinery:* By far the greatest part of the Company expenditures in this area relate to tests within its own production regarding new processes and procedures as well as joint development activities with suppliers and customers regarding product and process improvements. These expenses are not recorded separately as R&D expenditures but are included in personnel costs, cost of materials and other operating expenses.
- *Expenditures in connection with the ongoing optimization of the production process:* The Company is continuously working on further optimizing the production process. This involves, for example, retooling, certain process testing and other measures resulting in additional personnel costs, cost of materials and other expenditures. These measures are carried out as part of ongoing production activity and therefore the related expenses are not recorded separately as R&D expenditures but are included in personnel costs, cost of materials and other operating expenses.

In addition, the Company also makes investments in its minority interests EverQ and CSG Solar, both of which are involved in the development of additional photovoltaic technologies (see "– Interests in EverQ and CSG Solar as well as activities in thin-film technologies"). The Company has so far made investments totaling € 12.0 million in the form of equity contributions to such minority interests. By making these investments, the Company participates directly in the R&D activities of these companies in the area of the technologies used by such companies. However, such investments do not constitute an expense but are reported on the balance sheet under "financial interests."

Interests in EverQ and CSG Solar as well as activities in thin-film technologies

The Company believes that the conventional crystalline silicon-based cell technology will remain the dominant photovoltaic technology in the future, assuming that there are no unexpected technological innovations. The Company believes that the significance of additional technologies will increase, which is why the Company is investing in the commercialization of alternative technologies. The Company's focus is on technologies that have reached a relatively mature development stage and which, pursuant to the Company's estimate, have good prospects of being led to profitable, industrial mass production within a foreseeable period of time.

EverQ

At the beginning of 2005, the Company established EverQ GmbH ("EverQ"), a joint venture founded together with Evergreen Solar, Inc. ("Evergreen") in which the Company holds 24.9% and Evergreen 75.1%. EverQ's registered office is in Thalheim, Saxony-Anhalt. The purpose of the joint venture is to further develop the string-ribbon technology for the industrial mass production of silicon-based photovoltaic wafers, cells and modules on the basis of such technology. The string-ribbon technology extracts silicon wafers directly from melted silicon with the help of wires. This results in silicon savings by avoiding the cost intensive sawing process. The current status of this technology results in 30% less silicon required per Wp than in the case of the conventional wafer technology. EverQ pursues to realize further saving potential by achieving production process improvements. This technology has been developed by Evergreen over the past few years and licensed to EverQ by Evergreen under the joint

venture. As the cell production methods and processes for this technology essentially correspond to the production process for the conventional silicon wafer-based cell production, the joint venture benefits from the Company's know-how. The Company has licensed its relevant know-how to EverQ. Evergreen already operates a production plant with a capacity of 15 MWp based on the string-ribbon technology in the United States of America. In case EverQ requires more equity, the joint venture agreement provides the Company with the option, under certain other conditions, to increase its interest to 50%. Negotiations concerning the inclusion of another joint venture partner are currently underway. A third joint venture partner that would initially obtain a minority shareholding is being considered; however, in the medium term (depending on development), an adjustment in phases to three equally entitled shareholdings of the three partners is envisaged. Apart from entering into the joint venture, this would in particular be aimed at strategic cooperation in the areas of technological cooperation and support in securing EverQ's silicon supply. If this transaction is concluded, this would reduce the percentage of the Company's shareholding in EverQ and result in a dilution of the option of the Company.

In the view of the Company, the following features are characteristic of the string-ribbon technology:

- lower production costs per Wp in comparison to the conventional silicon wafer-based module production:
- further cost-saving potential through technological and industrial optimization;
- a high degree of scalability;
- extensively standardized production facilities and familiarity with silicon, the basic raw material.

Given that the development of the string-ribbon technology is already at a very advanced stage, the joint venture plans to commence production in the near future. EverQ is currently in the process of constructing a production facility for wafers, cells and modules at the site in Thalheim, Saxony-Anhalt, with an anticipated production output of about 30 MWp that is scheduled to launch production in the first half of 2006. The construction of the planned factory by EverQ has received incentives from the Investitionsbank Sachsen-Anhalt under the program for the improvement of regional economic structures (*Gemeinschaftsaufgabe Verbesserung der regionalen Wirtschaftsstruktur*). An investment grant in the maximum amount of € 14.1 million was approved by decision dated April 21, 2005. The financing of the remaining amount of the total investment volume in the expected amount of over € 60 million is expected to be covered by investments by Evergreen and the Company as well as outside financing and investment subsidies. For more information on the Company's financial obligation in this regard as well as any potential bank loans, see "Material Agreements – Joint-Venture agreement with Evergreen Solar, Inc." Construction work on the factory building started in July 2005.

Start-up losses will be incurred initially. If the first production line proves to be successful, a fast capacity expansion is planned. According to current considerations, on successful production start-up, the annual production capacity could be expanded to 120 MWp in a second phase of expansion. The Company expects the first production line to already start generating profits in 2006. If distributable profits can be generated in future periods, the Company presumes that these will be retained, at least for the foreseeable future, in order to finance capacity expansions.

For further information about EverQ, see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Key factors influencing financial condition and results of operations – Investments in additional technologies" and "Material Agreements – Joint venture agreement with Evergreen Solar, Inc.".

CSG Solar AG

The Company holds a 22.32% interest in CSG Solar AG ("CSG Solar"). For information about the other shareholders of CSG Solar, see "Material Agreements – Interest in CSG Solar AG". CSG Solar's registered office is in Thalheim, Saxony-Anhalt. The purpose of CSG Solar AG is the development of the silicon-based thin-film technology crystalline silicon on glass ("CSG technology") for industrial mass production. CSG Solar has acquired the exclusive rights to the CSG technology developed by Pacific Solar Pty Limited from Pacific Solar Pty Limited. As consideration, a revenue-based license fee is payable by CSG Solar. As of January 1, 2008, a minimum payment of AU$ 550.000 per annum must be made, even if no revenues are generated. The license fee is payable until all the patents that are associated with the CSG technology and that have been transferred to CSG Solar expire.

Applying the CSG technology, silicon is extracted onto a special glass sheet, which then develops crystalline structures by means of thermal processes. In further process steps, the crystalline layer is divided into cells that then possess photovoltaic properties and are directly connected to a module. CSG thin-film photovoltaic technology only uses a small part of the silicon that is needed for conventional modules, but the efficiency levels achieved are lower than in the crystalline silicon-based technology.

In the view of the Company, the following are the characteristic features of CSG technology:

- lower production costs per Wp compared to conventional silicon wafer-based module production;
- silicon consumption amounting to approximately just 1% of the silicon consumption for conventional silicon wafer-based cell production;
- high cost-saving potential through further research and development;
- a high degree of scalability.

CSG technology is currently at the stage of pilot production. A module efficiency level of 8% has been achieved. Module efficiency levels of 9% have already been achieved under laboratory conditions. A CSG Solar subsidiary has assumed a pilot line in Sydney, Australia, in addition to R&D employees, from Pacific Solar Pty Limited. The pilot line has been modified and is the basis for constructing and setting up a facility with the first two production lines (total annual nominal capacity of 25 MWp) in Thalheim. Construction work on the factory building has already advanced and installation of the main production units has commenced. The first products are to be delivered in the first half of 2006. The construction of the facility by CSG Solar has received a grant from Investitionsbank Sachsen-Anhalt under the program "*Gemeinschaftsaufgabe Verbesserung der regionalen Wirtschaftsstruktur*". An investment grant in the maximum amount of € 8.0 million was approved by decision dated December 23, 2004 for the first production line.

Start-up losses will be incurred initially. If the first production line proves to be successful, a fast capacity expansion is planned. The Company expects the first two production lines to already start generating profits in 2006. If distributable profits can be generated in future periods, the Company presumes that these will be retained, at least for the foreseeable future, in order to finance capacity expansions.

For further information about CSG Solar, see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Key factors influencing financial condition and results of operations – Investments in additional technologies" and "Material Agreements – Interest in CSG Solar AG."

Activities in thin-film technologies

In addition, the Company pursues various R&D activities in the area of thin-film technologies. The focus is on the development of production processes for such technologies. Some thin-film technologies use silicon as a semiconductor material, some use other semiconductor materials (see "– Additional technologies"). In thin-film technologies, a thin layer of semiconductor material is directly applied to a carrier over a large surface and divided into individual cells. Through the subsequent vaporization of other layers of material, the cells are connected to form a module. The Company examines on an on-going basis the acquisition of or participation in joint ventures in the area of thin-film technologies. There are plans to bundle activities in the thin-film technology field in one or several subsidiaries of Q-Cells AG. The Company, together with a subsidiary recently acquired as a shelf company (currently called Brilliant 143. GmbH), recently entered into a cooperation in the area of thin-film technology which aims at establishing production based on this technology in the medium term. Based on achieving certain targets, investments of the Company or its subsidiary of over € 10 million by the end of 2006 are planned. In this regard, the cooperation partner was granted an option, contingent on several circumstances, of a minority shareholding in the subsidiary.

Trademarks, patents, licenses and Internet domains

The Company owns the word mark (*Wortmarke*) "Q-Cells" as well as the word mark (*Wortmarke*) and logo "Q.CELLS". Both marks are entered as German trade marks in the register of the German Patent and Trademark Office as well as IR marks in the register of the World Intellectual Property Organization. The protection of IR marks extends across approximately 20 countries to the extent that national patent and trademark offices do not object to such protection. In addition, both marks have been filed as community trade marks but have yet to be registered. In addition, the Company possesses the Internet domains q-wafer, qwafer, q-modules, qmodules, q-cells and qcells. The Company's remaining know-how is largely ineligible for protection. This means that such know-how cannot be protected by means of industrial property rights but only by means of confidentiality agreements and other contractual arrangements pertaining to the use and transfer of know-how. The employment agreements for Company employees provide for confidentiality undertakings. However, company know-how is transferred to its machine suppliers, in particular in the area of machine technology, and also to customers and suppliers, in particular in the area of product technology. The Company believes that it is more important to advance its R&D competence on an ongoing basis and to further develop know-how with the objective of gaining and maintaining an advantage over competitors in terms of knowledge wherever possible. On the other hand, there is a limited area involving treatment processes and formulas protected

internally by the Company as a business secret. See "Risk Factors – Risk related to the business – The intellectual property of the Company can only be protected to a limited extent and is currently largely not protected".

In the area of photovoltaics technologies, it is often unclear and not easy to determine with certainty whether there are effective and enforceable third-party intellectual property rights to certain processes, methods or applications. There is a risk that the Company may infringe the intellectual property rights of third parties and thus become liable for damages or incur other liability. See "Risk Factors – Risk related to the business – There is a risk of infringement of intellectual property rights of third parties".

Dependency in respect of patents, licenses, industrial, trading or financing agreements, or new manufacturing processes

The Company is not dependent on patents, licenses or protected manufacturing processes. The Company is, however, dependent on a number of experts and specialists within the Company. See "Risk Factors – Risks related to the business – The Company depends on Management Board members, other executive and key employees in the area of research and development and other qualified personnel in key positions".

There is no dependency on certain financing agreements, either, but there is a dependency on key suppliers and customers of the Company. See "Risk Factors – Risks related to the business – The Company depends on a limited number of key suppliers and in view of the current shortage of silicon and silicon wafers, its ability to operate at full production capacity and its further growth largely depend on the adequate supply of silicon wafers" and "Risk Factors – Risks related to the business – Several large customers account by far for the greatest share of the Company's sales". However, suppliers and customers also depend on the Company because the Company, to its knowledge, in many cases is the largest customer or supplier or one of the largest customers or suppliers.

In contrast, the business operations of the minority interests in EverQ and CSG Solar are based on the licenses granted to them. See "Material Agreements". EverQ and CSG Solar depend on these licenses.

Property, plant and equipment

As of June 30, 2005, the property, plant and equipment of the Company was composed as follows:

- Lands and buildings accounted for approximately € 7.9 million. This includes the Thalheim site with the four factories and the office buildings located there. See "– Production".
- At about € 51.3 million, technical equipment and machinery account by far for the greatest share. This relates in particular to the production lines. For a list and description of the various production lines, see "– Production – Production capacity and facilities". Production line IIA is being leased by the Company. The related finance lease was concluded in the fourth quarter of 2004. The lease has commenced in December 2004 and will run for 60 months. Sixty lease installments of € 111.0 thousand were agreed as well as a special payment as part of the first installment amounting to € 1,487.5

thousand. The special payment was made by the Company in December 2004. Depending on their maturity, the liabilities arising under the lease are recorded on the IFRS balance sheet under "Other current liabilities" or "Other non-current liabilities". The leased facility is capitalized in the balance sheet under "Property, plant and equipment" and depreciated on a straight-line basis over the base lease period of sixty months. As of June 30, 2005, the net book value of the leased assets amounted to € 6.57 million.

- On-account payments and construction in progress accounted for a further amount of approximately € 28.5 million. It mainly involves advance payments relating to production line IV.
- Other equipment, factory and office equipment accounted for a smaller amount of approximately € 3.7 million.

The Company granted land charges on its property in the total amount of € 31.9 million to lender banks. Ownership of technical equipment and machinery has been transferred to lender banks as collateral. For information about Company assets serving as collateral, see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and capital resources – Capitalization".

Investments

Previous investments

The Company invested about € 7.0 million (additions) in 2002, about € 15.1 million in 2003 and about € 45.4 million in 2004. Investments (additions) in the first half of 2005 amounted to about € 30.0 million. Capacity expansion of production plants accounted for the greater part of such investments. See "– Production – Production capacity and facilities". Factory buildings and production lines were exclusively built at the site of the Company in Thalheim, Saxony-Anhalt. The Company financed such investments in production plants to a large extent by equity, loans, investment subsidies and grants. Significant investments in the period after July 1, 2005 were accounted for by production line IV (around € 3.4 million as of September 12, 2005) and construction and reconstruction measures (around € 0.8 million as of September 12, 2005).

Future investments

Investments in capacity expansion

In connection with the final installation stage of production line IV, scheduled to be completed by the end of the first quarter of 2006 (whereas full capacity following the successful launch (ramp-up) of the newly installed systems is scheduled to be reached at the end of the first half of 2006), and in connection with the on-going modernization of existing production lines, the Company plans to make further investments in property, plant and equipment in the near future. The Company also plans to construct further production facilities for manufacturing cells on the basis of conventional silicon wafer-based cell technology. Given the current silicon and silicon wafer shortage, concrete investment decisions in this regard depend on the future development regarding silicon and silicon wafer availability. As the Company expects to see an easing of the silicon and wafer market not earlier than in about two to three years, construction of such production facilities is currently expected to be completed not earlier than between 2007 and 2010. Depending on the development of silicon and wafer availability, the Company currently estimates that more than € 200 million might be invested on capacity expansion starting no earlier than in 2006 and subsequent years.

Investments to support the procurement of raw materials

Due to the current situation on the procurement market (limited availability of silicon and silicon wafers), it may be necessary to make advance payments to suppliers, in particular in connection with long-term silicon supply agreements, to pre-finance their capacity expansion and, in return, to receive long-term delivery undertakings for the time after suppliers have expanded their capacity. The Company is currently engaged in negotiating additional silicon supply agreements under which it might be obliged to make significant advance payments. Currently, there are already obligations for advance payments yet to be paid in the amount of approximately € 13.3 million and approximately US$ 24.0 million by the beginning of 2007. The Company believes that further advance payments may be made in the short term approximately amounting to up to a mid double-digit million figure. See "Reasons for the Offering and Use of Proceeds", "Business – Procurement", "– Strategy – Rapid growth" and "Management's Discussion and Analysis of Financial Condition and Results of Operations – Key factors influencing financial condition and results of operations – Pre-financing of silicon suppliers".

Investments in EverQ, CSG Solar and other thin-film technologies

In the first half of 2005, the Company began to significantly invest in its minority interests EverQ and CSG Solar, which are carried on its balance sheet as financial assets. Total investments in these companies to date has amounted to about € 12.0 million. EverQ and CSG Solar each plan to commission a first production line in the first half of 2006. In case of a successful launch of production, the Company plans to expand the production capacity of these companies rapidly and considerably together with the other shareholders of EverQ and CSG Solar. However, concrete investment decisions in this regard will probably only be made after production has been launched successfully. If the commencement of production according to plan is successful, the Company estimates that investments of up to a high double-digit millions figure may be required in the short-term. In the area of thin-film technologies, the Company recently concluded a cooperation for which investments are expected to amount to over € 10 million by the end of 2006. The Company is currently involved in negotiations relating to further acquisitions and alliances in the area of thin-film technology. There may be additional investments in this regard.

R&D investments

In addition, the Company is planning to invest in R&D with respect to product and production improvements in its core business. For information about the Company's current R&D activities, see " – Research and development – Main focus of current R&D activity".

Financing of future investments

The financing of future investments is expected to be covered partly by cash flows from operating activities, the net proceeds of the initial public offering and by borrowings. The exact amount and mix of finance instruments (initial public offering net proceeds, cash flow, borrowings) for a given investment will depend on a large number of factors that cannot currently be determined.

The Company will review the investment plan described above on an on-going basis and, if required, modify it in line with market developments.

Insurance

With respect to its production sites, the Company maintains fire insurance, business interruption insurance, business and product liability insurance as well as other standard insurance. The business interruption insurance is limited to interruptions caused by fire. There is no coverage for losses that the Company suffers because, due to business interruption, it is unable to supply its customers or is unable to supply them on time, and the customers assert, therefore, contractual penalty claims against the Company. The Company bases decisions regarding its insurance portfolio and the scope of such portfolio on commercial cost-benefit analyses to appropriately cover what it deems material risks. However, the Company can give no assurance that it will not incur any losses or that claims will not be asserted against it in excess of the scope of its current insurance cover. The Company is currently contemplating the conversion of its fire and business interruption insurance into "general risk insurance" covering other risks in addition to fire and business interruptions.

Litigation

Assertion of a claim concerning the purported conclusion of an agreement related to cell breakage

In 2004, a private businessman from Switzerland residing in Italy intended to conclude an agreement with the Company on the purchase of cell breakage (cells that have been broken or damaged during the production process). For the purpose of negotiating such an agreement, the Company and the businessman concluded a confidentiality agreement on May 17 / June 1, 2004. On June 15, 2004, the parties signed a letter of intent. Thereunder, the parties intended to conclude a cell breakage supply agreement. Although negotiations took place concerning the conclusion of an agreement on the supply of cell breakage, the parties never signed an agreement, because the cost of sorting as well as of logistical implementation would have been so high that the agreement would not have been profitable for the Company. At the beginning of 2005, the businessman presented the Company with an invoice for € 70,000 for consultancy services that were purportedly rendered by him in connection with the processing of cell breakage. However, the Company never engaged the businessman for such purpose at any time. The Company asked the businessman to explain the legal basis for the invoice. As the businessman never honored such request, the invoice was rejected. Subsequently, the businessman informed the Company, without providing further reasons, that he had suffered losses of approximately € 1.0 million as a result of the fact that no agreement on the purchase of cell breakage had been concluded. To the Company's knowledge, the businessman to date has not initiated any legal action to seek enforcement of this purported claim. In the opinion of the Company, there is no basis for any claim, because no agreement either concerning the supply of cell breakage or concerning consultancy services has been concluded.

Other legal disputes

As part of its normal course of business, the Company is party to other litigation in which claims totaling approximately € 140,000 are being asserted. The Company is of the opinion that none of these legal disputes, neither individually nor collectively, could have a material adverse effect on its business or its financial condition and results of operations. No such proceedings have taken place in the past two years and, to the knowledge of the Company, no such proceedings are threatened either.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the Company's financial condition and results of operations contains forward-looking statements based on assumptions about the Company's future business development. The Company's results could differ materially from the expectations contained in these forward-looking statements. See "Forward-Looking Statements, Third-Party Information, Definitions, Glossary, Note Regarding Financial Data, Note Regarding Certain Figures". This discussion is based on and should be read in conjunction with the annual and interim financial statements (IFRS) and the notes thereto contained in the financial statements section of this Offering Memorandum. Any financial information taken from the annual financial statements of the Company prepared in accordance with the German Commercial Code (HGB) is designated as such.

The financial statements section also contains the annual financial statements for the years 2002, 2003 and 2004 prepared in accordance with the HGB. Some of the information contained therein differs from the information contained in the IFRS annual financial statements due to the differences between IFRS and HGB. As in 2003 the financial statements were prepared pursuant to IFRS for the first time, Note 43 of the Notes to the IFRS annual financial statements for 2003 contains a description of the significant accounting differences at the time. For information about significant accounting differences, also see "– Significant differences between IFRS and HGB".

Overview

The core business of Q-Cells AG is the development, production and marketing of high-quality photovoltaic cells. According to recent market studies (Photon, April 2005, and 2004 Sarasin Study), the Company, in terms of production output, is one of the world's largest manufacturers and the largest focused, non-vertically-integrated and group-independent manufacturer of crystalline silicon cells. Since it was formed in 1999, the Company has grown considerably with the expansion of its production capacity, as illustrated by the table below:

	For the year as of December 31,			For the six months as of June 30,	
	2002	2003	2004	2004	2005
	(audited)	*(audited)*	*(audited)*	*(unaudited)*	*(unaudited)*
Revenues (in € million)	17.3	48.8	128.7	47.6	116.7
Operating income (EBIT*) (in € million)	0.9	5.3	19.6	7.5	23.5
Total assets and liabilities (in € million as of the balance sheet date)	26.6	52.6	113.5	81.4	176.4
Number of employees as of the balance sheet date	82	207	484	304	689

* EBIT refers to earnings after amortization, depreciation and impairment losses and before income from other securities and non-current loans, interest and similar income, interest and similar expenses, profits transferred under partial profit transfer agreements and income taxes. EBIT is not an indicator that is defined by IFRS. Potential investors should note that EBIT is not a standardized indicator applied in uniform fashion, that its calculation can vary significantly from company to company, and that it cannot in itself serve as the basis for comparisons with other companies.

The Company's activities currently focus on the Federal Republic of Germany. However, the Company has also developed international activities over the past few years. Its most important export markets are Europe and Asia. Furthermore, the Company holds interests in additional photovoltaic technologies with the objective to lead these technologies to industrial mass production. For more information on the Company's business, see "Business".

Key factors influencing financial condition and results of operations

The Company believes that the following factors have had a significant influence on the development of the business and the financial condition and results of operations of the Company in the fiscal years 2002, 2003 and 2004 as well as in the current fiscal year. The Company expects these factors to continue to have a material influence on its financial condition and results of operations.

Government incentives for photovoltaic systems generating electricity

Government incentives in the Federal Republic of Germany for photovoltaics are the most important factor for the growth of the Company. Given the expansion of the Company's international activities, government incentives in other countries are also becoming increasingly important. Without government incentives, photovoltaics would not be profitable, particularly in the area of grid-connected systems, because the costs of generating electricity using photovoltaics exceed market prices obtainable for and the costs of generating electricity from conventional sources of energy (*e.g.*, nuclear power, coal and gas).

The key incentives in the Federal Republic of Germany are based on the Renewable Energies Act (*Gesetz für den Vorrang erneuerbarer Energien (EEG)*), which requires grid operators to connect photovoltaic and other systems generating electricity from renewable energies to their grids and purchase the electricity generated by such systems at long-term guaranteed minimum feed-in tariffs that are significantly above market prices. The Renewable Energies Act constitutes the basis for demand for photovoltaic systems and photovoltaic cells and is thus a key factor for the growth of the photovoltaic market in the Federal Republic of Germany and the financial condition and results of operations of the Company. For information about possible changes in government incentives and energy policy in connection with the 2005 parliamentary elections, see "Business – Regulatory environment – Reliance of photovoltaics on government incentives".

The expiration of the German federal government's "100,000 Roofs" program as of June 30, 2003, which provided incentives for photovoltaic systems in the form of low-interest loans, and the amendment of the Renewable Energies Act announced for 2004 led to short-term uncertainties in the market for photovoltaic cells. Nevertheless, customer demand continued to exceed Company production output during this period. The enactment of the Provisional Renewable Energies Act (*EEG-Vorschaltgesetz*) on January 1, 2004 and the subsequent amendment of the Renewable Energies Act in the first half of 2004 resulted in significant excess demand that continues to date. This has led to a significant increase in demand for photovoltaic cells. As a result of the amendment of the Renewable Energies Act, the Company decided to accelerate the expansion of its capacity at the beginning of 2004.

In other European countries in which the Company is currently active or intends to become active, there are also government incentives without which photovoltaic systems would not be profitable. Such incentives form an important basis for demand in these countries.

A reduction in the scope of incentives or an unfavorable amendment to or a discontinuation of the EEG or of government incentives in foreign markets could have a material adverse effect on the assets and liabilities, financial condition and results of operations of the Company. See "Risk Factors – Risks related to the business – Continued government incentives are of key significance to the Company".

Capacity expansion

As a result of the strong growth of the photovoltaics sector, which is primarily attributable to government support for photovoltaics, demand for photovoltaic cells has exceeded available supply to date. In this situation, the rapid development and expansion of production capacities was of decisive importance for the Company's revenue and earnings growth, which largely developed proportional to the expansion of production output and capacity. For information about completed and planned capacity expansions, see "Business – Strategy/Production/ Investments".

Capacity expansion was achieved by extensive investments in plant and equipment (especially production machinery) resulting in an increase in the balance sheet line item "property, plant and equipment" and in total assets. The investments were financed from equity, profit participation rights capital (*Genussrechtskapital*), silent partners' interests, borrowings as well as investment grants and subsidies. See "– Liquidity and capital resources".

The growth in production also was accompanied by a corresponding increase in the cost of materials, which account for by far the greatest share of operating expenses. In addition, there was a significant increase in personnel expenses and in the depreciation of property, plant and equipment corresponding to the growth in business and fixed assets.

Following the start-up losses incurred by the Company with the launch of its business operations in 1999 through 2001, the Company achieved profitability soon after commencing production. Already in 2002, the Company generated a balance sheet profit for the first time.

Achieving profitability was particularly characterized by realizing economies of scale in connection with production growth and associated cost reductions. In particular, the ratio of personnel expenses to revenues and the ratio of other operating expenses to revenues could be continuously reduced.

The table below illustrates the development of production capacity, revenues, operating income, total assets and property, plant and equipment:

	For the year as of December 31,					For the six months as of June 30,		
	2002	Change	2003	Change	2004	2004	Change	2005
		(in %)		*(in %)*			*(in %)*	
	(audited, unless indicated by *)						(unaudited)	
Annual nominal capacity at the end of the period (in MWp)*[1]	22	*186*	63	*170*	170	73	*174*	200
Annual production capacity at the end of the period*[2]	17	*194*	50	*172*	136	58	*176*	160
Average production capacity during the period (in MWp)*[3]	11	*190*	32	*169*	86	28	*164*	74
Production during the period*[4] (in MWp)	9.3	*198*	27.7	*174*	75.9	26.1	*155*	66.6
Revenues (in € million)	17.3	*182*	48.8	*164*	128.7	47.6	*145*	116.7
Operating income (EBIT[5]) (in € million)	0.9	*489*	5.3	*273*	19.6	7.5	*213*	23.5
as percentage of revenues (in %)	5.2	—	10.9	—	15.2	15.8	—	20.1
Total assets (in € million)	26.6	*98*	52.6	*116*	113.5	81.4	*117*	176.4
property, plant and equipment (in € million)	15.1	*79*	27.1	*145*	66.4	40.9	*123*	91.4

* unaudited

1 Annual nominal capacity at the end of the period describes theoretical potential capacity volume at the end of the period based on the assumption that no (unavoidable) production interruptions occur as a result of servicing and maintenance, cleaning, the replacing of filters and pastes as well as material-related cell breakage. The calculation is also based on: 350 working days of 24-hour operation, the production of formats 125 x 125 mm (2002 up to and including May 2003) 150 x 150 mm (June 2003 to the end of 2003) and 156 x 156 mm (since the beginning of 2004) as well as certain other internal process- and production-specific assumptions. Theoretical nominal capacity is a unit of measure and is never attained.

2 In order to compute production capacity, 20% is deducted from nominal capacity for unavoidable production interruptions occurring as a result of servicing and maintenance, clearing, the replacing of filters and pastes as well as material-related cell breakage. Production capacity is computed on the basis of past experience and estimates. The figures are therefore only approximate figures.

3 Average production capacity during the relevant period takes capacity expansion during the year into account. The production capacity for individual months is determined, aggregated and then the average is computed. Unavoidable production interruptions occurring as a result of servicing and maintenance, cleaning, the replacing of filters and pastes as well as material-related cell breakage are calculated to amount to 20% of the respective nominal capacity. During the ramp-up phase (start-up phase) of new production lines (generally three months) the calculation of nominal and production capacity is based on the actual output.

4 Production refers to actual production, *i.e.*, the actual volume produced within a given period measured in MWp employing actual production capacity on the basis of the actual number of cells produced and the product mix.

5 EBIT refers to earnings after amortization, depreciation and impairment losses, and before income from other securities and non-current loans, interest and similar income, interest and similar expenses, profits transferred under partial profit transfer agreements and income taxes. EBIT is not an indicator that is defined by IFRS. Potential investors should note that EBIT is not a standardized indicator applied in uniform fashion, that its calculation can vary significantly from company to company, and cannot in itself serve as the basis for comparisons with other companies.

Given excess demand, which the Company believes will continue at least over the short- to medium-term, the continued expansion of production capacity is of key significance for the success of the Company.

Shortage of silicon and wafers

As a result of the amendment of the Renewable Energies Act and the significant increase in demand prompted by it as well as the limited availability of silicon, the situation on the wafer and silicon market became increasingly strained in 2004. The Company estimates that it will take about two to three years for the silicon and wafer industry to achieve a corresponding increase in sector capacities. The Company believes that the shortage regarding the availability of silicon and silicon wafers will continue until then. The Company therefore expects that its growth rate, at least over the next two to three years, will be limited by the availability of silicon and silicon wafers. The availability, the contractual procurement as well as the price of silicon and silicon wafers are therefore of key significance for capacity utilization, planning capacity expansion, sales and revenue growth as well as the ability to meet delivery obligations and thus for the financial condition and results of operations of the Company. For information about the procurement situation of the Company and related risks, see "Business – Procurement" and "Risk Factors – Risks related to the business – The Company depends on a limited number of key suppliers and in view of the current shortage of silicon and silicon wafers, its ability to operate at full production capacity and its further growth largely depend on the adequate supply of silicon wafers".

Development of procurement prices for silicon and wafers

Market prices for silicon and wafers fell continuously until the end of 2003. The main reasons for this development were (despite a good demand situation) cost savings realized by wafer manufacturers in preceding years as a result of technological progress as well as overcapacities of the silicon industry. After silicon and wafer prices initially continued to fall in 2004, the significant increase in excess demand over the course of 2004 caused prices for silicon and wafers to rise significantly toward the end of 2004. In connection with the semi-annual price negotiations with suppliers further price increases occurred in the middle of 2005. The Company expects silicon and wafer prices to continue to rise in the second half of 2005 and in 2006. However, the Company also expects that, particularly in view of the annual reduction in minimum feed-in tariffs for newly installed photovoltaic systems as provided by the Renewable Energies Act, market prices for silicon and silicon wafers should begin to decline again in the medium- to long-term.

Development of sales prices for photovoltaic cells

In line with market trend, the market price for photovoltaic cells also fell continuously until the beginning of 2004. Until then, the Company had continuously lowered its sales prices each year as a result of declining wafer prices, cost savings realized in the production process and progress in cell technology. Despite strong demand, the Company was able to slightly lower its sales prices in connection with the semi-annual price negotiations with its customers at the beginning and in the middle of 2004 in order to partially pass on additional profits resulting from product improvements and cost reductions to its customers. However, as a result of the market development described above (in particular rising wafer costs), the Company raised sales prices in January 2005, prompting – together with other effects – an increase in revenues in the first half of 2005 and a margin increase (operating income as percentage of

revenues for the first half of 2005: 20.1%; 2004: 15.2%). In line with the market situation, the Company raised its sales prices again in the middle of 2005, and this will, in the estimation of the Company, contribute to revenue growth and the stabilization of margins in the second half of 2005. The Company expects sales prices to continue to rise in the second half of the year 2005 and in 2006. However, the Company also expects that market prices for photovoltaic cells should begin to decline continuously again in the medium- to long-term, especially in view of the reduction in minimum feed-in tariffs provided by the Renewable Energies Act and the realization of cost reductions.

Potential for cost reductions and possible product and process optimization

As the Company expects market prices for photovoltaic cells in the medium- to long-term to tend to decline continuously, further improving the performance of its cells and lowering production costs are of central importance for the results of operations of the Company. The following factors are of particular importance:

- ***Increasing cell efficiency***: A photovoltaic cell with greater efficiency (having the same format) generates more electricity and a higher sales price due to the added value for customers. Efficiency increases are mainly achieved through the implementation of improved or new treatment processes. In the middle of 2004, the Company implemented an acid texturing process (*saure Texturierung*) that increases cell efficiency, with the resulting additional revenues overcompensating the additional costs incurred by implementation of the process. See "Business – Products – Product features".
- ***Larger formats***: Cells with a larger format can increase production throughput (Wp produced per production unit), thereby achieving economies of scale and associated cost reductions. In the first half of 2003, the Company changed over entirely to the production of the Q6 format (150x150mm) that had been launched in the second quarter of 2002. In the meantime, the Q6L format (156x156 mm) was established as the main format. The Q8 format (210x210mm) was officially launched in the second quarter of 2005. See "Business – Products – Product features".
- ***Throughput increases***: The focus in this area is on the continued development of machinery technology, in particular automation and the related increase of throughput speed, the optimization of logistics and employee motivation. See "Business – Production – Production process".
- ***Reducing breakage and rejection***: Wafers and cells can break during the production process as well as during the manufacturing of cells into modules by customers. In addition, in-homogenous or deficient production processes can result in cells having defective electrical properties, causing them to be treated as rejects. Reducing breakage and rejections is thus an important factor in reducing costs and improving quality. For these reasons, the Company is seeking to reduce breakage and rejection ratios or, in connection with the launch of larger formats or thinner cells, to keep these ratios constant and then optimize them. One area of emphasis is the continued improvement of manufacturing processes and of mechanical functions as well as treatment processes for material. See "Business – Production – Production process".
- ***Reducing cell thickness***: The cost of materials can also be cut by reducing cell thickness. Over the course of 2004, cell thickness for Q6 and Q6L formats was successfully reduced from 330-300 μm to 280-270 μm with a further reduction to 240-220 μm achieved in the middle of 2005. See "Business – Products – Product features".

- ***Reducing fixed costs***: The Company was able to reduce costs significantly by realizing economies of scale in connection with capacity expansions. It was thus possible to continuously reduce the ratio of personnel expenses to revenues and the ratio of other operating expenses to revenues. The Company believes that economies of scale will also yield significant cost savings in the future, but not to the same extent as in the past.

- ***Improving quality***: The quality of a cell is primarily determined by its efficiency. On average, about 90% of cells fall into the quality classes with the highest efficiencies. The Company is seeking to maintain the share of cells that attain the highest efficiency classes at a stable level and to increase it through technological advances. The Company's R&D work plays a key role in this regard. See "Business – Production – Production process".

- ***Other technological improvements***: The implementation of technological improvements in mass production can make a substantial contribution to product and process optimization. They include innovations pertaining to contact technology, for example. Currently, a so- called back-contact cell (on the basis of the Q8 cell type) is in the testing stage. A new process is applied to enable electricity extraction taking place exclusively on the backside of the cell, thus increasing performance by reducing the shade effect. See "Business – Products – Product features".

- ***Productivity enhancements***: The Company is constantly working on measures to enhance productivity. The focus is on a further decrease in the rejection ratio and machine down time as well as streamlining process and work flows on an on-going basis. See "Business – Strategy – Cost reduction – Productivity enhancements".

These factors are in part interconnected and to some extent affect each other reciprocally. For example, the introduction of thinner cells generally results in higher breakage rates initially. See "Business – Products – Product features". The effects of these factors on the financial condition and results of operations of the Company thus derive from a combination of all of these factors. For information about the bonus system for employees engaged in production and its linkage to the production-related factors described above, see "Management and Employees – Stock option and other bonus programs".

The following table illustrates the advances that have been achieved by the Company in the field of cell technology:

Product	Cell type	Official market launch	Performance per cell (in Wp)	Format (in mm)
Polycrystalline	**Q5**	3rd Quarter 2001	2.4	125x125
	Q6	2nd Quarter 2002	3.3	150x150
	Q6L	2nd Quarter 2004	3.7	156x156
	Q8	2nd Quarter 2005	6.4	210x210
Monocrystalline	**Q5M**	2nd Quarter 2005	2.6	125x125
	Q6M	4th Quarter 2003	3.6	150x150
	Q6ML	3rd Quarter 2004	3.9	156x156

The Company expects that it will be able to achieve significant cost reductions as well as improvements in cell performance in the future. It estimates that it will be in a position to compensate for price reductions on the sales side in this way over the medium term – as in the past – passing on parts of margin increases, if any, in the form of price reductions to ensure long-term customer demand. However, the Company expects that its gross margin (sum of

revenues and changes in finished goods inventories less cost of materials) per Wp will decline slightly over the long term, because it expects that it will not be possible to permanently compensate for price cuts on the sales side over the medium- and long-term through lowering cost of materials or increasing cell performance. However, the Company expects that the planned expansion of production and cost savings relating to other operating expenses (other than cost of materials) will result in significant compensatory effects. For information about the risk of insufficient cost reductions, see "Risk Factors – Risks related to the business – The Company may not be able to achieve sufficient cost reductions and product and process-related improvements".

Pre-financing of silicon suppliers

In view of the existing shortage of silicon and wafers, next to wafer supply agreements, the Company has recently concluded, or is currently negotiating, agreements for direct purchases of silicon on a substantial scale to support its supply of raw materials. Given market conditions (silicon shortage), long-term silicon agreements typically provide for a contract term of five years and more, fixed prices (that are generally below current market levels) over the entire term and, in part, the payment of advances to pre-finance suppliers' capacity expansion (with a lead time of two to three years). As in the case of the wafer supply agreements, the silicon supply agreements generally impose firm purchasing and payment obligations on the Company. This means that the Company is required to make the agreed payments even if it should not need the contractually agreed volumes in future periods. However, there is a certain degree of leeway to reduce other supply volumes that are based on short-term agreements with other suppliers. See "Business – Procurement – Silicon and ingot procurement". Currently, there are already obligations for advance payments yet to be paid in the amount of approximately € 13.3 million and approximately US$ 24.0 million by the beginning of 2007. The Company believes that further advance payments in the mid double-digit millions range may be made in the short term. The advance payments will tie up some of the liquid assets of the Company and result in a substantial increase in current assets. The advance payments will be recorded in the balance sheet as payments in advance. At the time the silicon deliveries under the contract are made, an amount of the purchase price will be offset from the amount of the advance payment. The corresponding balance sheet item will then be reduced by such amount and such amount will be charged to cost of materials in the income statement. During the lead time of two to three years, there is a risk for the Company of the supplier becoming insolvent or being unable to deliver or only being able to make partial deliveries for other reasons and that the advances will not be refunded or only partially refunded. See "Risk Factors – Risks related to the business – Advance payments in connection with silicon supply agreements". The Company is exposed to substantial purchase and price-related risks under silicon agreements with these or similar terms – in particular as a result of the long-term character of these agreements in respect of future periods. See "Risk Factors – Risks related to the business – The Company has entered into extensive and partly long-term purchase obligations in regard to silicon and silicon wafers resulting in, *inter alia,* sales and price-related risks".

Investments in additional technologies

With the objective to lead additional photovoltaic technologies to industrial mass production, the Company has formed a joint venture with Evergreen Solar, Inc. ("Evergreen") and acquired an equity interest in CSG Solar AG ("CSG Solar"). The joint venture with Evergreen has

resulted in the formation of EverQ GmbH ("EverQ"), which pursues the development of the string-ribbon technology to industrial mass production of silicon-based photovoltaic wafers, cells and modules. The objective of CSG Solar is the development of the silicon-based thin-film technology Crystalline Silicon on Glass ("CSG technology") to industrial mass production. In addition, Q-Cells AG is engaged in various activities in the area of thin-film technology.

EverQ and CSG Solar seek to launch production on the basis of their respective technologies in the first half of 2006. The Company plans to rapidly expand the production capacity of these companies significantly together with the other shareholders of EverQ and CSG Solar in the event that the launch of production is successful. No concrete investment decisions have been made in this regard, but in the event of the successful launch of production by EverQ and CSG Solar, the Company estimates that investments in the high double-digit millions could occur as early as 2006. See "Reasons for the Offering and Use of Proceeds" and "Business – Investments". As the EverQ and CSG Solar minority interests are accounted for on the balance sheet under non-current financial assets, this would result in a corresponding increase in this item.

Both EverQ and CSG Solar will initially incur start-up losses. Should distributable profits be generated in future periods, the Company expects that such profits will be retained, at least for the foreseeable future, in order to finance growth. The Company expects the first EverQ production line and the first two CSG Solar production lines to already become profitable in the course of 2006. Should EverQ require additional equity investments, the joint venture agreement provides the Company with the option, under certain conditions, to increase its interest to 50%, which would also increase its share in any future financings that may be required. Negotiations concerning the inclusion of another joint venture partner are currently underway. A third joint venture partner that would initially obtain a minority shareholding is being considered; however, in the medium term (depending on development), an adjustment in phases to three equally entitled shareholdings of the three partners is envisaged. Apart from entering into the joint venture, this would in particular be aimed at strategic cooperation in the areas of technological cooperation and support in securing EverQ's silicon supply. If this transaction is concluded, this would reduce the percentage of the Company's shareholding in EverQ and result in a dilution of the option of the Company. See "Material Agreements – Joint-Venture agreement with Evergreen Solar, Inc.".

The Company acquired a shelf company in August 2005 (currently called Brilliant 143. GmbH) for the purpose of bundling at least some of its activities in the area of thin-film technology. As a result of the formation of the subsidiary, the Company is expected to be required to prepare consolidated financial statements for the first time. Pursuant to the applicable IFRS rules, the minority interests in CSG Solar and EverQ will be reported in the consolidated financial statements according to the equity-method. As a result, the start-up losses incurred by CSG Solar and EverQ will be charged to the net finance costs (*Finanzergebnis*) and thus, to the consolidated results of the Company in proportion to the respective equity interest of the Company. In the first half of 2005, the application of the equity-method would have resulted in charges of about € 0.6 million. Depending on the commencement of production, sales as well as the possible rapid expansion of capacity and associated further start-up losses, the described effects on the results of operations may change significantly.

Financing of investments

As a result of the considerable investment activity, especially in connection with the expansion of capacity, the Company has had significant capital needs since its formation. The capital needs for investing in capacity expansion were mainly financed from additional equity contributions, public investment grants and subsidies (see "– Investment grants and subsidies") as well as bank loans. Short-term liquidity needs have been covered from cash flow from operating activities as well as the use of short-term credit lines. In 2004, a significant part of the positive cash flow from operating activities could be used for the first time to finance investments. For information about the capital resources of the Company, see "– Liquidity and capital resources".

Investment grants and subsidies

In the past, a considerable part of the capital need for developing and expanding capacity (production lines I-IV) was covered by public investment grants and subsidies. Investment grants and subsidies are recorded in the IFRS balance sheet as a liability under the line item "Deferred investment grants and subsidies". As of June 30, 2005, this item amounted to € 28.7 million. The deferred liability is amortized to income in installments in proportion to the depreciation charges recognized for the subsidized assets over their useful life with such reductions being recognized in the income statement as other operating income. Since 2002 (inclusive) through to the first half of 2005 (inclusive), those portions of the item that were amortized and recognized as income over the period totaled € 6.0 million.

- *Investment grants*: The investment grants received by the Company consist of grants given by the Investitionsbank Sachsen-Anhalt for developing and expanding the plants of the Company in Thalheim under the program for the improvement of regional economic structures (*Gemeinschaftsaufgabe Verbesserung der regionalen Wirtschaftsstruktur*), which is intended to support the economic development of regions eligible for assistance, Saxony-Anhalt being one such region. The grant percentage (*Fördersatz*) available for an investment project essentially consists of the standard grant percentage (*Regelfördersatz*) (currently 20% for Thalheim, Saxony-Anhalt), which can be increased if jobs are to be created (currently by about 5% – 10%). An additional grant percentage of 15% is available if the subsidized company is a small or medium-sized business ("SME") (*KMU*). The maximum grant percentage (*Höchstfördersatz*) calculated in this way is applied to the eligible investment volume (*förderfähiges Investitionsvolumen*), yielding the grant volume (*Fördervolumen*). However, this amount is reduced by other subsidies provided from public funds, especially investment subsidies extended under the German Investment Subsidy Act (*Investitionszulagegesetz*). Funds approved are generally spread out over several years pursuant to the investment plan. Approved funds will only be paid out if and to the extent that the recipient company has already effected payments regarding the investment project, which usually necessitates pre-financing in the form of incurring short-term liabilities, especially by utilizing credit lines. In accordance with the terms of investment grant decisions, investment grants already approved but yet paid out are subject to the condition that the institutions providing funds for such grants (European Union, Federal Republic of Germany and the State of Saxony-Anhalt) have available funds and – in the case of the Federal Government and the State of Saxony-Anhalt – such funds have been included in their respective budget. If funds are not available, sums approved may be disbursed with a delay or may not be disbursed at all. As of June 30, 2005, about

€ 5.4 million of funds already approved were yet to be disbursed. See "Risk Factors – Risks related to the business – The Company and/or its minority shareholdings may have to repay investment grants and subsidies, or previously awarded investment grants may not be disbursed in full or in part".

- *Conditions regarding the creation of jobs*: The investment grant decisions received by the Company contain conditions regarding the creation of jobs. Failing to meet these and certain other conditions during the commitment period (*Zweckbindungszeitraum*), which generally does not end until five years after the specified investment period, may result in a repayment claim for the investment grants received. Pursuant to the conditions contained in the aforementioned grant decisions, the Company is required to create 209 new jobs, which must be secured and retained until the expiry of the five-year commitment period. To date the Company has fulfilled all requirements in respect of creating new jobs under the grant decisions.
- *SME status*: The investment grant decisions received by the Company all assume that the Company has SME status. SME status is lost if certain thresholds regarding size are exceeded for two consecutive years. The Company exceeded these thresholds on its annual balance sheet date for the first time on December 31, 2004. It is therefore highly likely that it will lose its SME status with at the end of 2005. The loss of SME status as a result of the size achieved due to its growth does not result in a repayment obligation in respect of the SME-portions of grants received. In addition, companies controlled by one or more companies who themselves do not qualify for SME-status, are not eligible for SME-status either (independence criterion). Loss of independence can possibly result in a repayment claim with respect to the portion of the grant that was granted in respect of the SME-status. If, following the Offering, one or more companies that do not qualify for SME-status acquire a holding in the Company pursuant to which the Company becomes dependent from such other companies, this could result in a repayment claim in relation to the SME-portions of the investment grants received. In each of the grant decisions, this portion amounted to 15% of the eligible investment volume (*förderungsfähiges Investitionsvolumen*). See 'Risk Factors – Risks related to the business – The Company and/or its minority shareholdings may have to repay investment grants and subsidies, or previously awarded investment grants may not be disbursed in full or in part".

- *Investment subsidies*: In addition, the Company regularly obtains investment subsidies under the Investment Subsidy Act (*Investitionszulagegesetz*). These subsidies consist of cash allowances for investments in property, plant and equipment granted by the tax office (*Finanzamt*). The requirements that have to be met to quality for such subsidies include that the subsidized asset must form part of the property, plant and equipment of a manufacturing business or a business that offers manufacturing-related services in a region eligible for assistance (Berlin, Brandenburg, Mecklenburg-Western Pomerania, Saxony, Saxony-Anhalt and Thuringia). Investment subsidies are not treated as taxable income; no income taxes are levied on them. However, they do not reduce acquisition or manufacturing costs or maintenance costs for tax purposes. Investment subsidies are, however, deducted from the grant volume (*Fördervolumen*) of grants issued under the program for the improvement of regional economic structures (*Gemeinschaftsaufgabe Verbesserung der regionalen Wirtschaftsstruktur*).

Although it is possible that the Company will continue to receive investment grants under the program for the improvement of regional economic structures, the Company currently expects for its planning purposes that most likely this will not be the case with respect to its future investment undertakings. In addition, the Company expects that the Investment Subsidy Act will either be discontinued or that its scope will be significantly reduced by the end of 2006 at the latest or that the pre-requisites for granting investment subsidies will be made far more stringent. For the aforementioned reasons, the Company currently expects that investment grants and subsidies – with the exception of funds already approved but yet to be disbursed – will probably be of less importance for the financing of Company investments in the future. For information about the accounting treatment of investment grants and subsidies, see "– Significant accounting policies".

On the other hand, the Company expects with respect to EverQ and CSG Solar that investment grants that have been factored into their respective financing plans will be paid out to them and that further grants under current rules and laws can be applied for. Accordingly, CSG Solar and EverQ have each received investment grant decisions for their respective investment undertakings.

Exchange rate fluctuations

A part of the Company's purchasing volume is effectuated in U.S. dollars (in the first half of 2005, this amounted to a total of US$ 34.2 million). Due to recently concluded agreements, U.S. dollar purchase volumes will increase. By contrast, transactions involving sales in U.S. dollars have tended to play a subordinate role to date. Expenditures for silicon and wafers therefore depend on exchange rate fluctuations. Due to the historically comparatively low U.S. dollar/euro exchange rate in recent times, despite short-term fluctuations, the Company has not yet engaged in any hedging transactions. The Company will continue to follow the development of the U.S. dollar exchange rate carefully and initiate hedging transactions when and to the extent these seem economically appropriate. The Company also plans to expand its international activities. In this context exchange-rate risks may arise in regard to other currencies (for example, Asian currencies) in addition to increasing considerably in volume. See "Risk Factors – Risks related to the business – The Company is increasingly exposed to exchange rate risks related to silicon and wafer purchases in foreign currencies and its increasing internationalization".

Economic environment

So far, the decline in economic growth in Europe in recent years has not affected photovoltaics. In the view of the Company, Q-Cells AG's business is by far more dependent on the regulatory environment than on the general economic environment. As a result, the worldwide market for photovoltaics has experienced strong growth in recent years despite a difficult economic environment. This applies to the Federal Republic of Germany in particular. Nonetheless, a lasting slowdown in economic growth could result in a decline in investments in the photovoltaics sector and prompt the public sector to reduce government incentives.

Impact of interest-rate levels

Grid-connected photovoltaic plants are generally financed by debt to a large extent. This applies both to small and medium-sized photovoltaic plants, constructed by private individuals, farmers, companies or public authorities as well as to large photovoltaic plants

generally constructed on the basis of so-called closed-end funds. The historically comparatively low interest-rate levels and resulting low debt costs have had a positive effect on the profitability of photovoltaic systems and therefore made an essential contribution to the increase in demand for photovoltaic cells. An increase in interest-rate levels resulting in higher debt costs would considerably reduce the profitability of photovoltaic systems and therefore have an adverse effect both on the demand for photovoltaic systems and photovoltaic cells. See "Risk Factors – Increasing interest rates could have a negative impact on the demand for photovoltaic cells".

The low interest-rate levels in recent years have favored the Company's extensive investments, in part financed by debt, in factories and production machinery. Rising interest rates would lead to increasing financing costs for investments and impact the financial result, as a significant proportion of the existing bank loans provide for floating interest rates. The Company is following the development of the interest rate markets in order to initiate interest rate hedging measures when and to the extent this appears economically reasonable.

Significant accounting policies

The Company prepares its financial statements in accordance with IFRS. In preparing the financial statements, the management must apply valuation and accounting methods that are based on difficult or subjective assessments and estimates deriving from past experience and assumptions that it deems to be reasonable and realistic in the light of the particular circumstances. Actual results may differ from these estimates because of the uncertainties intrinsic to the assumptions and conditions underlying the estimates. Accounting policies that the Company considers to be material in this regard are described below. For a summary of further accounting policies of the Company, see Note 2 of the Notes to the IFRS interim financial statements for the first half of 2005.

Capitalization of development costs

In accordance with IAS 38, development costs for internally generated intangible assets are capitalized if it is probable that future economic benefits will flow to the Company from them, the acquisition or production costs of the asset can be measured reliably and clearly allocated, and technological feasibility can be demonstrated. Capitalization takes places after all the requirements set forth in IAS 38 are met. The amounts capitalized for such assets are amortized straight-line over their estimated useful life, which is reviewed annually. See Note 2.2 of the Notes to the IFRS interim financial statements for the first half of 2005.

Depreciation of property, plant and equipment

Under IFRS, property, plant and equipment is depreciated straight-line over its useful life. Because of high utilization levels, the useful lives of technical equipment and machinery are set at between 5 and 6.67 years. Depreciation periods for buildings amount to between 19 and 33 years and to between 3 and 14 years for other factory and office equipment. Property, plant and equipment are tested for impairment when conditions or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

Stock option plans

The Company has issued stock options under the 2003 and 2005 stock option plans. For information about the scope and terms of the 2003 and 2005 stock option plans, see "Management and Employees – Stock option and other bonus programs" as well as Note 3.8 of the Notes to the IFRS interim financial statements for the first half of 2005.

Under IFRS 2, the issuance of stock options to employees is to be recognized as an expense at the fair value of the stock options at the time of issuance although no actual expenses are incurred by the Company. Fair value is determined on the basis of an option pricing model involving numerous factors (*e.g.*, anticipated market price volatility, anticipated dividends) that are in part based on the Company's assumptions and estimates. Under IFRS 2, the expenses are charged to personnel expenses in the income statement. At the same time, shareholders' equity (capital reserves) is increased by a corresponding amount. If the exchange price of the Company's shares should increase and the Company decides to issue new stock options, the fair value of the new stock options to be issued will probably exceed the fair value of stock options issued previously. This would lead to an increase in personnel expenses. For further information about the stock option plans, see "Management and Employees – Stock option and other bonus programs" as well as Notes 2.8 and 3.8 of the Notes to the IFRS interim financial statements for the first half of 2005.

Accounting treatment of investment grants and subsidies

The Company has uniformly exercised the elective option available under IAS 20.24 and records investment grants and subsidies (see "– Key factors influencing financial condition and results of operations – Investment grants and subsidies") as a separate deferred liability. Investment grants and subsidies are recognized when there is reasonable assurance that it is probable that the funds will be received. The deferred liability is amortized in proportion to the depreciation charged on the subsidized assets over their useful life and recognized as income. The resulting income is reported in the income statement under other operating income.

Provisions

The Company recognizes provisions in accordance with IAS 37 if a past event gives rise to an obligation toward third parties that will probably result in the outflow of resources and can be reliably estimated. Provisions are measured on a best estimate of the expenditure required to settle all obligations arising from past transactions or events, the amount and timing of which is uncertain. The provisions of the Company mainly relate to personnel-related provisions (potential bonus payments to employees as well as provisions for vacations and overtime work) and warranty provisions. The estimates underlying the calculation of the warranty provisions are based on the Company's past experience since the launch of production in 2001. Since past experience is limited to a relatively short period of time and the volume of sold photovoltaic cells has increased significantly over that time, actual future events may deviate significantly from these estimates. The provisions recognized for warranty obligations totaled € 1.2 million in 2004. This corresponds to about 1.0% of the revenue in 2004. The amount of provisions is reviewed at regular intervals and adjusted as needed. An additional need for provisions would adversely affect the results of operations of the Company, as allocations to provisions would increase other operating expenses in the income statement. By contrast, a release of provisions would have a positive impact on the Company's earnings. Income deriving from the release of provisions is recognized under other operating income.

Factors influencing the comparability of financial information

The following aspects should be considered with respect to the comparability of the financial information of the Company provided in this Offering Memorandum.

Commission business

The Company has various business relationships with companies of the Renewable Energy Corporation ASA (the "REC Group"). These companies are closely related to the Company. See "Related Party Transactions". In particular, ScanWafer AS ("Scan Wafer"), a subsidiary of the REC Group, is the most important wafer supplier of the Company.

As part of the business relations with the REC Group, ScanCell AS ("ScanCell"), the photovoltaic cell producer of the REC Group, sold its total production of photovoltaic cells to the Company from March 2003 until and including January 2004. The supplied photovoltaic cells were subjected to certain quality tests by the Company, sorted according to their efficiency and other quality criteria. The photovoltaic cells were labeled with the Q-Cells logo and sold on to customers of Q-Cells AG, including ScanModule AB ("ScanModule"), which is part of the REC Group. As the Company was exposed to price, holding and distribution risks during this period, the corresponding photovoltaic cell procurement was reported as a cost of materials and the corresponding cell sales as revenues. In 2003, revenues generated from the sale of photovoltaic cells supplied by ScanCell amounted to € 2.8 million (5.7% of total annual revenues for 2003) and in January 2004 to € 1.4 million (corresponds to 1.1% of total annual revenues for 2004).

Due to changed business arrangements in the course of 2004, as of February 2004 the business relationship was no longer treated as trading business on the Company's balance sheet, but as commission business, as described below:

In 2003, the Company also supported ScanCell in the area of quality control. As of the beginning of 2004, ScanCell began to conduct quality control and sorting by itself and since February 2004 ScanCell has supplied the Company's customers directly using the Company's distribution network. Samples are sent to the Company for quality control only occasionally. ScanCell also receives the full purchase price for the cells. The Company only receives expense reimbursement from ScanCell for the use of the Company's distribution network. Due to the changed business arrangement, these transactions are being recorded as commission transactions, and consequently, only the expense reimbursement has been recorded as revenue since February 2004. During the second half of 2004, the far majority of photovoltaic cells produced by ScanCell were supplied directly from ScanCell to ScanModule. Due to the historical development the Company nonetheless received a minor expense reimbursement for these volumes until mid-2005, which the Company recorded as revenue. In 2004, the expense reimbursement recorded as revenue amounted to € 270.1 thousand (marketed volume: € 16.0 million), and in the first half of 2005 to € 243.7 thousand (marketed volume: € 18.0 million).

Due to this development, the above-described relationships with ScanCell and ScanModule were mutually cancelled as of mid-2005 regarding that part of the ScanCell production supplied to ScanModule. With effect as of July 1, 2005, ScanCell and ScanModule were contributed to ScanSolar AS, a subsidiary of REC. The excess part of ScanCell's production is expected to continue to be distributed as commission business through the Company's distribution network in exchange for an expense reimbursement.

Results of operations

Overview

The Company's income statement is prepared using the total cost of production method. The total cost of production method is a method for calculating the results of operations, in which the total operating performance of the business is compared with total costs, organized according to cost type. Using this method, operating income corresponds to sales revenues plus changes in finished goods inventories less total operating costs for the period. The balance of increases and decreases in finished goods inventories is recorded under the item "Changes in finished goods inventories".

The following table shows selected items of the Company's income statement:

	For the year ended December 31,					For the six months ended June 30,		
	2002	**Change**	**2003**	**Change**	**2004**	**2004**	**Change**	**2005**
	(€ thousand) (audited)	*(in %)*	*(€ thousand) (audited)*	*(in %)*	*(€ thousand) (audited)*	*(€ thousand) (unaudited)*	*(in %)*	*(€ thousand) (unaudited)*
Revenues	17,292.7	*182*	48,752.3	*164*	128,697.0	47,616.9	*145*	116,749.2
Changes in finished goods inventories	2,132.4	*126*	4,812.3	*-124*	-1,158.9	-1,764.4	*217*	2,056.9
Other work performed by the Company and capitalized	61.2	*108*	127.5	*226*	416.1	100.6	*384*	486.9
Other operating income	883.0	*73*	1,525.8	*119*	3,340.5	1,525.7	*88*	2,869.4
Total operating performance	**20,369.3**	***171***	**55,217.9**	***138***	**131,294.7**	**47,478.8**	***157***	**122,162.4**
Cost of materials	14,243.6	*167*	37,959.4	*127*	86,189.7	30,503.8	*152*	76,836.5
Personnel expenses	2,312.4	*133*	5,386.3	*128*	12,281.2	4,315.8	*153*	10,935.8
Amortization, depreciation and impairment losses	1,496.4	*116*	3,232.4	*61*	5,200.7	2,002.1	*124*	4,488.4
Other operating expenses	1,423.4	*138*	3,385.2	*136*	7,992.5	3,118.2	*104*	6,364.7
Other taxes	2.0	*-35*	1.3	*1,931*	26.4	1.8	*133*	4.2
Operating income (EBIT*)	**891.5**	***489***	**5,253.3**	***273***	**19,604.2**	**7,537.1**	***212***	**23,532.8**
Income from other securities and non-current loans	3.8	*-39*	2.3	*-100*	0.0	0.0	*0*	0.0
Interest and similar income	1.1	–	183.9	*-17*	152.7	74.1	*-91*	6.9
Interest and similar expenses	783.5	*24*	972.0	*32*	1,278.8	546.0	*140*	1,308.4
Profits transferred under partial profit transfer agreements	0.0	—	172.1	—	172.1	86.1	*0*	86.1
Income before taxes	**112.9**	***3,705***	**4,295.4**	***326***	**18,306.0**	**6,979.1**	***217***	**22,145.2**
Income taxes	-63.8	*2,122*	1,290.1	*359*	5,924.2	2,222.7	*206*	6,803.8
Net income	**176.7**	***1,601***	**3,005.3**	***312***	**12,381.8**	**4,756.4**	***223***	**15,341.4**

* EBIT refers to earnings after amortization, depreciation and impairment losses and before income from other securities and non-current loans, interest and similar income, interest and similar expenses, profits transferred under partial profit transfer agreements and income taxes. EBIT is not an indicator that is defined by IFRS. Potential investors should note that EBIT is not a standardized indicator applied in uniform fashion, that its computation can vary significantly from company to company, and that it cannot in itself serve as the basis for comparisons with other companies.

The following table provides a breakdown of revenues according to key products for the periods indicated:

	For the year as of December 31,		For the six months as of June 30,	
	2003	2004	2004	2005
	(€ thousand) (audited)	*(€ thousand) (audited)*	*(€ thousand) (unaudited)*	*(€ thousand) (unaudited)*
Q5* (polycrystalline, 125x125mm)	7,030.0	1,656.9	1,254.3	1,161.9
Q6 (polycrystalline, 150x150mm)	41,460.2	56,392.2	36,966.9	2,274.7
Q6L (polycrystalline, 156x156mm)	0.0	53,759.1	3,388.9	99,344.7
Q8 (polycrystalline, 210x210mm)	0.0	62.3	0.0	1,633.7
Q5M (monocrystalline, 125x125mm)	—	—	—	17.4
Q6M (monocrystalline, 150x150mm)	262.1	9,816.7	5,973.4	128.9
Q6ML (monocrystalline, 156x156mm)	0.0	7,009.8	33.4	12,187.9
Total	**48,752.3**	**128,697.0**	**47,616.9**	**116,749.2**

* Q5 cells accounted for the major share of total revenues generated in 2002.

Trading revenues, revenues generated from the sale of breakage as well as other revenues and deductions were allocated to each product and cell type. Prior year amounts (2003) were adjusted accordingly to ensure comparability.

The following table provides the geographical segment reporting:

Revenues in the geographical segments	**2002**	**as % of total revenues**	**2003**	**as % of total revenues**	**2004**	**as % of total revenues**	**first half of 2005**	**as % of total revenues**
	(€ thousand) (unaudited)		*(€ thousand) (audited)*		*(€ thousand) (audited)*		*(€ thousand) (unaudited)*	
Germany	9,796.5	*56.7*	33,909.8	*69.6*	95,550.4	*74.2*	75,390.7	*64.6*
Other EU (without Germany)	4,081.3	*23.6*	13,551.7	*27.8*	18,676.8	*14.5*	10,762.9	*9.2*
South Africa	0	*0*	0	*0*	9,606.0	*7.5*	17,039.9	*14.6*
Other	3,414.9	*19.7*	1,290.8	*2.6*	4,863.8	*3.8*	13,555.7	*11.6*
Total	**17,292.7**	***100***	**48,752.3**	***100***	**128,697.0**	***100***	**116,749.2**	***100***

The most important export countries for the Company within the EU are currently Spain, France and Italy. In addition to South Africa, products are also delivered to Japan, other Asian countries and North America.

In 2004, the Company achieved an export ratio of 25.8% (2003: 30.4%). The decline of the export ratio was attributable to the exceptionally high growth of the German market prompted by the amendment of the Renewable Energies Act. In the first half of 2005, the export ratio amounted to 35.4% (first half of 2004: 25.0%).

The Company expects that a significant share of the modules manufactured by its foreign customers may currently be exported by such customers to the Federal Republic of Germany. For example, to the knowledge of the Company, a significant share of the modules that are manufactured in South Africa from cells produced by the Company are reimported to the Federal Republic of Germany. On the other hand, the Company's German customers may export a small share of their modules to foreign markets, meaning that the Company's export ratio is only meaningful to a limited extent.

Revenues

First half of 2005 compared with first half of 2004

The revenues generated by the Company in the first half of 2005 rose by € 69.1 million (145%) to € 116.7 million compared with the first half of 2004. The increase in revenues was mainly attributable to capacity expansions based on the strong demand prompted by the Renewable Energies Act. As result of the start of production in production line IIIB toward the end of the first half of 2004 and production lines IIA and IIIA at the beginning of the second half of 2004 as well as the start of production in production line IVA in the first half of 2005, production output in the first half of 2005 increased by about 155% from 26.1 MWp to 66.6 MWp compared with the first half of 2004. In addition, the increase in sales prices implemented in January 2005 had significant revenue impact. The Company raised prices again in the middle of 2005. By far the greatest share of the revenues generated in the first half of 2005 were attributable to Q6L (polycrystalline) cells. The five key customers accounted for by far the greatest share of revenues. See "Risk Factors – Risks related to the business – "Several large customers account by far for the greatest share of the Company's sales".

Comparison of 2004, 2003 and 2002

Compared with 2003, the Company's revenues for 2004 rose by € 79.9 million (164%) from € 48.8 million to € 128.7 million. The main reason for this development was the significant increase in demand prompted by the amendment of the Renewable Energies Act that began in early 2004 and caused the Company to accelerate the expansion of its production capacity. Accordingly, the Company started production in production lines IIIB (June), IIA (July) and IIIA (August) and thereby increased its production output from 27.7 MWp (December 31, 2003) by 48.2 MWp (174%) to 75.9 MWp. According to the industry periodical Photon, April 2005, the worldwide market for photovoltaic cell production rose by about 67.5% in 2004. Thus, the growth achieved by the Company in 2004 far outpaced that of the worldwide market. See "Business – Market for photovoltaics and competitors – Market development and the competitive position of the Company – Market development". Despite strong demand, the Company reduced its sales prices in connection with the semi-annual price negotiations with its customers at the beginning and in the middle of 2004 to ensure long-term demand. The Q6L cell (polycrystalline) was launched in 2004 and generated almost as much revenue as the Q6 cell in the same year. In addition, the monocrystalline cells launched at the end of 2003 (monocrystalline Q6M) and at the beginning of 2004 (monocrystalline Q6ML) produced substantial revenues for the first time in 2004.

Compared with 2002, the Company's revenues for 2003 rose by € 31.5 million (182 %) from € 17.3 million to € 48.8 million. Although – as in previous years – sales prices decreased in 2003 due to declining wafer prices, cost savings related to the production process and advances in cell technology (see "– Key factors influencing financial condition and results of operations – Development of sales prices for photovoltaic cells"), this effect was by far overcompensated by the substantial increase in the volume produced and sold. Robust customer demand was the main reason behind this increase. See "– Key factors influencing financial condition and results of operations – Government incentives for photovoltaic systems generating electricity". Thus, with the start of production in production line IIB in June 2003, the Company was able to raise its production output by 198% from 9.3 MWp to 27.7 MWp. According to the industry periodical Photon, April 2005, the worldwide market for photovoltaic cell production only rose by about 33.9 % in 2003. Thus, the growth achieved by the

Company in 2003 far outpaced that of the worldwide market. See "Business – Market for photovoltaics and competitors – Market development and the competitive position of the Company – Competitive position of the Company". In the first half of 2003, the Company entirely changed over from production of Q5 cells to production of the larger Q6 cells (150 mm x 150 mm) launched in the second quarter of 2002.

Changes in finished goods inventories

Inventories are currently low as a result of the significant rise in demand during the course of 2004 and continuing strong demand in the first half of 2005. The reduction in inventories over these periods was the main reason for changes in finished goods inventories in the amount of – € 1.2 million in 2004. The changes in finished goods inventories of € 2.1 million reported as of June 30, 2005 only represented a short-term increase existing on the reporting date; inventories nevertheless remain low because demand remains strong. The changes in finished goods inventories for 2003 amounted to € 4.8 million (2002: € 2.1 million). The main reason for the increase was a rise in inventories, especially of cells that did not attain the highest quality classes until they were distributed via new distribution channels in the course of 2004.

Other work performed by the Company and capitalized

Other work performed by the Company and capitalized amounted to € 0.5 million in the first half of 2005. This represented an increase of € 0.4 million compared to the first half of 2004. This increase was mainly attributable to the capitalization of development costs associated with internally generated intangible assets totaling € 0.3 million. This sum was particularly linked to projects for increasing cell efficiency and reducing wafer thickness as well as projects for minimizing optical losses by means of back contacting.

In 2004, other work performed by the Company and capitalized amounted to € 0.4 million (2003: € 0.1 million). The increase of € 0.3 million is mainly attributable to the capitalization of development costs associated with internally generated intangible assets totaling € 0.3 million. This amount relates to the 2003 projects referred to below which were continued in 2004 as well as development work regarding thin-film technology and the development of an acid texturing process (*saure Texturierung*) (special surface treatment to increase efficiency).

Other work performed by the Company and capitalized for 2003 amounted to € 0.1 million (2002: € 0.06 million). This increase was mainly attributable to the first-time capitalization of development costs of € 0.1 million. The development costs capitalized were related to the development of Q8 cells, the development of an acid texturing process (etching process for increasing efficiency) as well as the development of prototypes for back-contact cells.

Other operating income

The following table provides a breakdown of other operating income for the periods indicated:

	For the year ended December 31,			For the six months ended June 30,	
	2002	2003	2004	2004	2005
	(€ thousand) (audited)	*(€ thousand) (audited)*	*(€ thousand) (audited)*	*(€ thousand) (unaudited)*	*(€ thousand) (unaudited)*
Amortization of deferred investment subsidies	344.4	471.2	1,119.9	529.7	1,094.3
Amortization of deferred investment grant	357.5	683.2	1,167.2	466.7	722.0
Personnel expense grants ...	104.9	247.9	311.9	201.2	336.4
Foreign exchange gains	36.4	88.0	306.6	93.0	300.9
Release of provisions	5.5	4.5	175.5	146.1	85.0
Income relating to prior years	0.0	27.9	173.0	60.0	0.0
Other income	34.3	3.1	86.4	29.0	330.8
Total	**883.0**	**1,525.8**	**3,340.5**	**1,525.7**	**2,869.4**

The Company's other operating income mainly relates to the amortization of deferred investment grants and subsidies to income. See "– Significant accounting policies – Accounting treatment of investment grants and subsidies". The deferred liability is amortized in proportion to the depreciation charged on the related assets (production lines and production buildings) over their useful life and the amortization amount is recognized as income. Corresponding to the increase of investment grants and subsidies recognized as deferred liabilities from € 6.5 million as of December 31, 2002, to € 11.9 million as of December 31, 2003, to € 20.1 million as of December 31, 2004 and to € 28.7 million as of June 30, 2005, the amortization amounts recognized as other operating income also increased. In evaluating the effect of such other operating income on the Company's results, however, the counter effect resulting from the depreciation charges recognized for property, plant and equipment has to be taken into consideration (see "– Amortization, depreciation and impairment losses"). The Company expects that it will probably not receive any more investment grants in the future and that after 2006 it will receive significantly lower investment subsidy amounts. Along with the anticipated decrease of investment grants and subsidies and the continuing amortization of the deferred liability, the related other operating income will decrease and eventually fall away, which will have a corresponding impact on the earnings of the Company. However, given the significant amount of the line item of deferred investment grants and subsidies at the present time, the Company expects that considerable income will continue to derive from the amortization of this item over the coming years.

The significant increase in income from foreign exchange gains in 2004 and in the first half of 2005 arose from the growth of purchasing volume denominated in U.S. dollar and the favorable development of the USD/EUR exchange rate. Purchases are recognized as expenses when the payment obligation is incurred although actual payment occurs at a later date. The income deriving from foreign exchange gains resulted from the depreciation of the U.S. dollar in these periods. The release of provisions in 2004 mainly related to provisions for bonuses payable to employees of the Company. The release was effected after it became clear that the

social security contributions due on bonus payments had been set too high when the provisions were recognized.

The personnel expense grants were granted by the labor office (*Arbeitsamt*) as well as the state of Saxony-Anhalt for the creation of new jobs and for incurred personnel costs related to R&D activities. With the increase in the number of employees, personnel expense grants also rose (2002: € 0.1 million; 2003: € 0.2 million; 2004: € 0.3 million; first half of 2005: € 0.3 million). Other income for the first half of 2005 was mainly attributable to EverQ payments for central function services rendered by the Company such as IT, controlling, finance and purchasing as well as R&D.

Cost of materials

Cost of materials consists almost entirely of expenditures related to cost of raw materials, consumables and supplies and of purchased merchandise. Wafer purchasing costs are by far the largest item. The following table shows the breakdown of cost of materials as well as the development of the cost of materials ratio (cost of materials as percentage of the sum of revenues and changes in finished goods inventories):

	For the year ended December 31,			For the six months ended June 30,	
	2002	2003	2004	2004	2005
	(€ thousand) (audited)	*(€ thousand) (audited)*	*(€ thousand) (audited)*	*(€ thousand) (unaudited)*	*(€ thousand) (unaudited)*
Cost of raw materials, consumables and supplies and of purchased merchandise	13,870.2	37,709.6	85,179.4	30,413.0	75,999.3
Cost of purchased services	373.4	249.8	1,010.3	90.8	837.2
Total	**14,243.6**	**37,959.4**	**86,189.7**	**30,503.8**	**76,836.5**
Cost of materials ratio (cost of materials as percentage of revenues plus changes in finished goods inventories) (in %)	*73.3*	*70.9*	*67.6*	*66.5*	*64.7*

First half of 2005 compared with first half of 2004

Cost of materials rose by 152% from € 30.5 million in the first half of 2004 to € 76.8 million in the first half of 2005. This was mainly due to the increase in production output of 168% over the same period. Despite the significant increase of wafer prices in connection with the semi-annual price negotiations with suppliers (see "Business – Procurement – Wafer purchasing") at the end of 2004, the cost of materials ratio (as percentage of the sum of revenues and changes in finished goods inventories) was reduced slightly from 66.5% in the first half of 2004 to 64.7% in the first half of 2005, in particular as a result of the increase in sales prices implemented by the Company at the beginning of the year with respect to the photovoltaic cells produced by it as well as a lower material usage ratio (volume of wafer material used per Wp of produced cell performance) due to a reduction in cell thickness from 330-300 µm to 280-270 µm in the middle of 2004, cell efficiency increases and a reduced breakage rate.

Comparison of 2004, 2003 and 2002

In 2004, cost of materials rose by 127% from € 38.0 million in 2003 to € 86.2 million. This increase was due to the increase of production output by 48.2 MWp (174%) from 27.7 MWp (December 31, 2003) to 75.9 MWp. The main reasons for the increase rate of cost of materials being lower than the increase rate of production output were a lower material usage ratio (volume of wafer material used per Wp of produced cell performance) as well as lower wafer prices. The reduction in the material usage ratio was attributable to, *inter alia*, the reducing of cell thickness in the middle of 2004, increases in cell efficiency as well as a reduced breakage rate. Correspondingly, the cost of materials ratio (cost of materials as percentage of the sum of revenues and changes in finished goods inventories) fell from 70.9% (2003) to 67.6% (2004).

The cost of purchased services mainly relates to expenditures connected with the deployment of sub-contracted workers (*Leiharbeiter*). Sub-contracted workers are used in particular in connection with the launching of a new production line (start-up phase or ramp-up), because additional manual work is required during such phase. The increase in the cost of purchased services in 2004 is thus mainly due to the ramp-up of production lines IIIB (June), IIA (July) and IIIA (August).

In 2003, cost of materials rose by 167% from € 14.2 million (2002) to € 38.0 million. This increase was largely due to the increase in production output by 198% from 9.3 MWp to 27.7 MWp. The lower increase rate of cost of materials when compared with the increase rate of production output is primarily attributable to the decrease in wafer purchasing costs in 2003 (see "– Key factors influencing financial condition and results of operations – Development of procurement prices for silicon and wafers") as well as a lower material usage ratio compared with the preceding year. The latter was largely achieved by reducing cell thickness, increases in cell efficiency as well as a reduced breakage rate. Accordingly, the cost of material ratio (cost of materials as percentage of the sum of revenues and changes in finished goods inventories) was reduced from 73.3% (2002) to 70.9%.

Personnel expenses

The following table provides a breakdown of personnel expenses, the development of the personnel expenses ratio as percentage of the sum of revenues and changes in finished goods inventories as well as the development in the numbers of employees.

	For the year ended December 31,			For the six months ended June 30,	
	2002	2003	2004	2004	2005
	(€ thousand) (audited)	*(€ thousand) (audited)*	*(€ thousand) (audited)*	*(€ thousand) (unaudited)*	*(€ thousand) (unaudited)*
Wages and salaries	2,002.8	4,518.5	10,046.0	3,507.8	9,141.8
Social security costs and pension and benefits expenses	309.6	867.8	1,890.0	665.3	1,591.4
Stock option expense	—	—	345.2	142.7	202.6
Total	**2,312.4**	**5,386.3**	**12,281.2**	**4,315.8**	**10,935.8**
Personnel expenses ratio (personnel expenses as percentage of revenues plus changes in inventory) (in %)	*11.9*	*10.1*	*9.6*	*9.4*	*9.2*
Number of employees on the respective balance sheet date	82	207	484	304	689

First half of 2005 compared with first half of 2004

Personnel expenses in the first half of 2005 rose by 153% from € 4.3 million to € 10.9 million compared with the first half of 2004. This was mainly attributable to the growth in production output (168%) and the related increase of 127% in the number of employees from 304 as of June 30, 2004, to 689 as of June 30, 2005. The personnel expenses ratio (personnel expenses as percentage of the sum of revenues and changes in finished goods inventories) decreased slightly in the first half of 2005 compared with the first half of 2004, from 9.4% to 9.2%. This was attributable to increased production of the larger formats Q6L (156 x 156mm), Q8 (210 x 210 mm) and the monocrystalline Q6ML (156 x 156 mm). In the first half of 2005, Q6L cells accounted for about 85% of revenues (first half of 2004: 7%). This resulted in increased throughput. Other reasons for the reduction of the personnel expenses ratio were other production process optimizations as well as the realization of economies of scale.

Comparison of 2004, 2003 and 2002

In 2004, personnel expenses increased by 128% compared to 2003, representing an increase from € 5.4 million to € 12.3 million. This was mainly attributable to the growth in production output (174%) and the corresponding increase of 134% in the number of employees from 207 as of December 31, 2003, to 484 as of December 31, 2004. Although personnel expenses in 2004 included expenses related to personnel that was hired early for training purposes, the personnel expenses ratio (personnel expenses as percentage of the sum of revenues and changes in finished goods inventories) decreased from 10.1% in 2003 to 9.6%.

The reasons for this reduction were mainly the increase in throughput resulting from increased production of the larger formats Q6 (150x150mm) and Q6L (156x156mm), each of which accounted for just over 40% of total revenues. Other reasons for the reduction in the personnel expenses ratio included other production process optimizations as well as the realization of economies of scale.

In 2004, the Company issued stock options for the first time under the 2003 stock option program. A total of 6,424 stock options conferring the right to subscribe 276 shares per option were issued in 2004. Eighty-nine of the options were already cancelled in 2004, with the result that 6,335 stock options were issued and outstanding as of December 31, 2004. In 2004, this led to the first-time recognition of an expense of € 345.2 thousand in the income statement as well as a corresponding increase in shareholders' equity (capital reserve) in accordance with IFRS 2. As of June 30, 2005, 6,335 stock options thus remained outstanding. Stock option expenses reported for the first half of 2005 and the corresponding increase in equity amounted to € 202.6 thousand. One hundred stock options were cancelled in July 2005, with the result that a total of 6,235 stock options are currently issued and outstanding under the 2003 stock option program. For further information about the stock option program, see "Management and Employees – Stock option and other bonus programs" as well as Note 3.8 of the Notes to the IFRS interim financial statements for the first half of 2005.

In 2003, personnel expenses increased by 133% compared to 2002, rising from € 2.3 million to € 5.4 million. This increase was mainly attributable to the growth in production output (198%) and the related increase of 152% in the number of employees from 82 as of December 31, 2002, to 207 as of December 31, 2003. Compared with 2002, the personnel expenses ratio (personnel expenses as percentage of the sum of revenues and changes in finished goods inventories) decreased from 11.9% to 10.1%. The reasons for this reduction were mainly the increase in throughput resulting from increased production of larger Q6 cells rather than Q5 cells, other production process optimizations as well as the realization of economies of scale.

Amortization, depreciation and impairment losses

The following table shows the amortization, depreciation and impairment losses recognized for non-current assets:

	For the year ended December 31,			For the six months ended June 30,	
	2002	**2003**	**2004**	**2004**	**2005**
	(€ thousand) (audited)	***(€ thousand) (audited)***	***(€ thousand) (audited)***	***(€ thousand) (unaudited)***	***(€ thousand) (unaudited)***
Amortization, depreciation and impairment losses	1,496.4	3,232.4	5,200.7	2,002.1	4,488.4
Depreciation ratio (amortization, depreciation and impairment losses as percentage of the sum of revenues and changes in finished goods inventories) (in %)	*7.7*	*6.0*	*4.1*	*4.4*	*3.8*

Most of the depreciation was attributable to technical facilities and machinery (production lines). Depreciation of property, plant and equipment rose in connection with the increase in property, plant and equipment resulting from the capacity expansion (first half of 2005: € 4.4 million; 2004: € 5.1 million; 2003: € 2.8 million). However, the depreciation ratio (amortization, depreciation and impairment losses as percentage of the sum of revenues and changes in finished goods inventories) decreased from 7.7% in 2002 to 6.0% in 2003 to 4.1% in 2004 and 3.8% in the first half of 2005 as a result of strong production and revenue growth. In 2003, impairment write-downs according to IAS 36 of € 392.0 thousand were made with respect to intangible assets (process technology) because of technological obsolescence. Accordingly, the carrying values of these assets were fully written-down. In the first half of 2005 impairment write-downs according to IAS 36 in the amount of € 104.0 thousand were made with respect to two development projects, because the expected future use of these assets seems unlikely. Accordingly, the carrying values of these assets were fully written-down. There have been no other impairment write-downs thus far. For further information, see Notes 3.1 and 3.2 of the IFRS interim financial statements for the first half of 2005.

Other operating expenses

The following table provides a breakdown of other operating expenses.

	For the year ended December 31,			For the six months ended June 30,	
	2002	**2003**	**2004**	**2004**	**2005**
	(€ thousand) (audited)	***(€ thousand) (audited)***	***(€ thousand) (audited)***	***(€ thousand) (unaudited)***	***(€ thousand) (unaudited)***
Distribution	123.7	369.2	512.3	276.0	620.0
Administration	232.7	505.2	1,085.2	389.2	1,296.1
Foreign Exchange differences	50.5	49.2	275.8	108.9	322.8
Warranty expenses	84.9	575.8	1,592.4	672.5	642.4
Repairs and maintenance	193.5	584.2	1,953.0	867.5	820.2
Freight	94.0	261.8	570.2	169.0	465.6
Miscellaneous other operating expenses	644.1	1,039.8	2,003.6	635.1	2,197.6
Total	**1,423.4**	**3,385.2**	**7,992.5**	**3,118.2**	**6,364.7**
Other operating expenses as percentage of the sum of revenues and changes in finished goods inventories (in %)	*7.3%*	*6.3%*	*6.3%*	*6.8%*	*5.4%*

As a result of the growth of the Company, the individual items comprising other operating expenses rose by 138% from € 1.4 million (2002) to € 3.4 million (2003) and by 136% to € 8.0 million (2004). In the first half of 2005, other operating expenses amounted to € 6.4 million. By realizing economies of scale in connection with the Company's growth, other operating expenses as percentage of the sum of revenues and changes in finished goods inventories was reduced from 7.3% (2002) to 5.4% (first half of 2005). The slight, temporary increase of this ratio in the first half of 2004 was largely due to the fact that the impact of the

capacity expansions initiated in the first half of 2004 came into full effect in the second half of 2004 and in the first half of 2005. Warranty expenses mainly relate to the recognition of provisions for warranty obligations in the balance sheet (first half of 2005: € 0.7 million; 2004: € 1.2 million; 2003: € 223.5 thousand). This corresponds to about 0.6% of the revenues generated in the first half of 2005 (2004: 0.9%; 2003: 0.5%). The miscellaneous other operating expenses primarily consist of consulting expenses. The significant increase in miscellaneous other operating expenses in the first half of 2005 compared with the first half of 2004, from € 0.6 million to € 2.2 million, is attributable to, *inter alia*, the increase of consulting expenses due to the growth of business.

Operating income

First half of 2005 compared with first half of 2004

Compared with the first half of 2004, operating income for the first half of 2005 rose by 212% from € 7.5 million to € 23.5 million. The main reason for this was the increase in production output by 155%, from 26.1 MWp to 66.6 MWp in the same period. Despite higher wafer prices, the realization of economies of scale in connection with the growth of production as well as cost reductions, process optimization, production improvements and the increase of sales prices lead to the increase of operating income as percentage of the sum of revenues and changes in finished goods inventories from 16.4% in the first half of 2004 to 19.8% in the first half of 2005.

Comparison of 2004, 2003 and 2002

In 2004, operating income rose by 270% from € 5.3 million to € 19.6 million. This was mainly attributable to production and revenue growth. However, the increase rate of operating income significantly exceeded the increase rate of production (by 174%) and revenues (by 164%) in this period. Operating income as a percentage of the sum of revenues and changes in finished goods inventories was increased from 9.8% to 15.4%. The main reasons were the realization of economies of scale in connection with the growth of production as well as cost reductions, production optimization and product improvements.

In 2003, operating income increased by 489% from € 0.9 million to € 5.3 million. This increase was mainly attributable to the production and revenue growth in 2003. However, the increase rate of operating income significantly exceeded the increase rates of production (by 198%) and revenues (by 182%). The main reasons were the realization of economies of scale in connection with the growth of production as well as cost reductions, production optimization and product improvements.

Net finance costs

The following table shows the development of net finance costs over the periods indicated:

	For the year ended December 31,			For the six months ended June 30,	
	2002	2003	2004	2004	2005
	(€ thousand) (audited)	*(€ thousand) (audited)*	*(€ thousand) (audited)*	*(€ thousand) (unaudited)*	*(€ thousand) (unaudited)*
Interest and similar income	**1.1**	**183.9**	**152.7**	**74.1**	**6.9**
Interest and similar expenses	**-783.5**	**-972.1**	**-1,278.8**	**-546.0**	**-1,308.4**
Expenses similar to interest	-320.6	-319.1	-396.0	-169.2	-723.7
Non-current liabilities	-360.1	-234.7	-593.2	-273.8	-492.1
Current liabilities	-102.8	-418.3	-289.6	-103.0	-92.6
Profits transferred under partial profit transfer agreements	**0.0**	**-172.1**	**-172.1**	**-86.1**	**-86.1**
Total	**-782.4**	**-960.3**	**-1,298.2**	**-558.0**	**-1,387.6**

Finance costs mainly consist of interest and similar expenses. In line with the need to finance capacity expansion, this item rose from € 782.4 thousand (2002) to € 960.3 thousand (2003) and to € 1,298.2 thousand (2004). In the first half of 2005, this item amounted to € 1,387.6 thousand (first half of 2004: € 558.0 thousand).

The Company finances part of its capital needs with bank loans. There are currently five credit lines, four investment loans as well as a syndicated loan. In addition, the non-profit component of the compensation payable with respect to the two silent partnerships and the profit participation rights issued at the end of 2004 are also reported under interest and similar expenses. In 2004, non-current liabilities rose by 237% from € 9.5 million in 2003 to € 32.0 million. In the first half of 2005, non-current liabilities rose moderately from € 32.0 million as of December 31, 2004 to € 36.6 million as of June 30, 2005. As a result, interest expenses related to non-current liabilities increased significantly in 2004 and in the first half of 2005 while interest expenses related to current liabilities fell. An installment loan of € 3.8 million (for the partial financing of production line III) was taken out at the beginning of 2004 and a syndicated loan totaling € 28.0 million (of which € 18.0 million is used for the partial financing of production line IV and € 10.0 million for the interim financing of investment grants) was taken out in the middle of the year, of which a total of € 18.5 million had been disbursed as of June 30, 2005. In addition, the Company issued profit participation rights capital in the nominal amount of € 15.0 million (€ 14.4 million after deducting transaction and other incidental issuance costs) at the end of the year. See "– Liquidity and capital resources – Capitalization". As a result of issuing participation rights capital at the end of 2004, the Company did not need to use its credit lines, which lead to a reduction of interest expenses related to current liabilities. In 2003, interest expenses related to current liabilities rose while interest expenses related to non-current liabilities declined. The increase in interest expenses related to current liabilities was mainly attributable to the need to pre-finance

investment grants and subsidies (in connection with the financing of line III), as these are only paid out once they are needed in order to refinance payments already made with respect to the investment project.

Profits transferred under partial profit transfer agreements

The profit-related compensation paid by the Company to silent partners, is reported under "Profits transferred under partial profit transfer agreements". The conditions for payment of such compensation were fulfilled for the first time in 2003. A total of € 172.1 thousand in profit-related compensation was paid to the silent partners in 2003. The same amount was paid in 2004. It is expected that part of the proceeds of the Offering will be used to repay the silent partnership interests. The profit-related compensation payable by the Company with respect to the profit participation rights is also reported under net finance costs. The conditions for payment of such profit-related compensation with respect to the profit participation rights were not fulfilled in 2004.

Part of the net proceeds of the Offering will be invested in liquid, short-term bank deposits, money market instruments, government bonds with short terms or similar instruments so that they are available to the Company at short notice for the planned purposes (see "Reasons for the Offering and Use of Proceeds"). The resulting interest income will have a corresponding short-term impact on the net finance costs of the Company in the future.

Income taxes

Income tax is comprised of both paid and payable taxes on income and earnings as well as deferred taxes. The following table provides a breakdown of income taxes for the periods indicated:

	For the year ended December 31,			For the six months ended June 30,	
	2002	2003	2004	2004	2005
	(€ thousand) (audited)	*(€ thousand) (audited)*	*(€ thousand) (audited)*	*(€ thousand) (unaudited)*	*(€ thousand) (unaudited)*
Trade tax	0.0	75.0	1,649.9	661.0	1,891.3
Corporation tax	0.0	0.0	3,770.4	1,494.6	4,662.1
Solidarity surcharge	0.0	0.0	207.4	82.2	256.4
Deferred taxes	(63.8)	1,215.1	296.5	(15.1)	(6.0)
Income tax expenses (income tax benefit)	**(63.8)**	**1,290.1**	**5,924.2**	**2,222.7**	**6,803.8**

In 2002, an income tax benefit in the amount of around € 63.8 thousand was recorded as income resulting from existing tax loss carry-forwards. In 2003, income tax expenses in the amount of € 1,290.1 thousand were recorded (2004: € 5,924.2 thousand). The reason for this was the generation of taxable profits that could not be fully offset against loss carry-forwards. Because of the substantial increase of taxable profits and the full use of remaining loss carry-forwards of € 388.8 thousand in 2003, the tax expenses for 2004 rose by 359% from € 1,290.1 thousand to € 5,924.2 thousand. Current income tax expenses of the Company are calculated using tax rates in effect or announced at the balance sheet date. The calculation of deferred taxes for the first half of 2005 is based on a corporation tax rate of 25% (December 31, 2004: 25%) plus a solidarity surcharge of 5.5% on corporation taxes

payable as well as an effective trade tax rate of 6.7% (December 31, 2004: 6.7%). Taking into account the solidarity surcharge and the trade tax, the tax rate used to calculate deferred taxes is 33.07% (December 31, 2004: 33.07%).

Deferred tax assets were no longer recognized in 2004, as all the loss carry-forwards available as of December 31, 2003 were fully used during fiscal year 2004. The considerable loss carry-forwards resulting from start-up losses had already been largely used in preceding years. While loss carry-forwards totaled € 2.8 million in 2002, they only amounted to € 0.4 million in 2003. Accordingly, deferred tax assets of € 0.7 million were recognized in 2002 while deferred tax liabilities of € 0.5 million were already recorded for 2003.

Liquidity and capital resources

Liquidity

The following table shows the cash flow statement of the Company for the periods indicated:

	For the year ended December 31,			For the period ended June 30,	
	2002	2003	2004	2004	2005
	(€ thousand) (audited)	*(€ thousand) (audited)*	*(€ thousand) (audited)*	*(€ thousand) (unaudited)*	*(€ thousand) (unaudited)*
Net income for the period	176.7	3,005.3	12,381.8	4,756.4	15,341.4
Income tax expense	-63.8	1,290.1	5,924.2	2,222.7	6,803.8
Depreciation, amortization and impairment losses	1,496.4	3,232.4	5,200.7	2,002.1	4,488.4
Other non-cash income and expenses	—	—	-197.6	142.5	202.6
Amortization of deferred investment grants and subsidies	-701.9	-1,154.4	-2,287.1	-996.4	-1,816.3
Change in provisions	203.5	926.9	8,047.5	123.6	1,284.9
Change in deferred taxes	0	0	0	—	—
Loss on disposal of non-current assets	0.0	41.7	0.0	6.9	357.4
Change in inventories, receivables and other assets	-5,405.6	-11,836.9	-10,248.2	-13,997.6	-28,975.5
Change in other liabilities	1,579.5	4,628.2	-12,937.2	1,517.0	18,271.6
Interest and similar income	-1.1	-183.9	-152.7	-74.0	-6.9
Interest and similar expenses	783.5	972.0	1,278.8	546.0	1,308.4
Liquid funds generated by operating activities	**-1,932.8**	**921.4**	**7,010.2**	**-3,750.8**	**17,259.8**
Interest paid	-285.5	-330.8	-860.1	-490.0	-1,115.5
Interest received	0.0	0.0	207.2	0.0	67.3
Income tax paid	—	—	—	0.0	-1,103.4
Cash provided (used) by operating activities	**-2,218.3**	**590.6**	**6,357.3**	**-4,240.8**	**15,108.2**
Capital expenditures on intangible assets	-17.0	-196.5	-469.1	-137.5	-315.6
Proceeds from disposal of property, plant and equipment	7.4	0.0	107.7	0.0	379.0

	For the year ended December 31,			For the period ended June 30,	
	2002	2003	2004	2004	2005
	(€ thousand) (audited)	*(€ thousand) (audited)*	*(€ thousand) (audited)*	*(€ thousand) (unaudited)*	*(€ thousand) (unaudited)*
Capital expenditures on property, plant and equipment	-7,010.6	-14,848.6	-34,648.2	-14,416.5	-28,097.3
Acquisitions of equity investments	-100.0	-5.6	-1,027.3	-1,000.0	-8,453.8
Collection of other loans receivable	0.0	100.0	2.5	—	—
Proceeds from investment grants and subsidies	2,346.9	5,922.0	6,785.2	1,917.1	5,492.2
Cash used in investing activities	**-4,773.3**	**-9,028.7**	**-29,249.2**	**-13,636.9**	**-30,995.5**
Proceeds from contributions to shareholders' equity	1.4	4,000.7	10,507.5	10,507.5	2,609.2
Contributions paid in for proposed capital increase	1,509.3	0.0	0.0	—	—
Proceeds from profit participation rights capital issued/silent partners' interests	877.0	354.0	14,400.0	—	—
Repayments of silent partners' interests	0.0	-231.0	0.0	—	—
Proceeds from loans obtained	1,000.0	3,882.8	9,519.9	5,151.5	12,700.0
Repayments of loans	0.0	-497.2	-2,118.4	-759.1	-1,358.9
Repayments for finance lease	0.0	0.0	0.0	0.0	- 660.0
Change in current account overdrafts and interim financing	3,621.7	2,309.7	-8,294.8	1,605.8	990.2
Cash provided by financing activities	**7,009.4**	**9,819.0**	**24,014.2**	**16,505.7**	**14,280.5**
Change in liquid funds	17.8	1,380.9	1,122.3	-1,372.0	-1,606.8
Balance of liquid funds at beginning of period	6.2	24.0	1,404.9	1,404.9	2,527.2
Balance of liquid funds at end of period	**24.0**	**1,404.9**	**2,527.2**	**32.9**	**920.4**

Cash flow from operating activities

In the first half of 2005, the Company generated € 15.1 million in positive cash flow from operating activities. This represents about twice the amount of the positive cash flow from operating activities of € 6.4 million generated in the entire year 2004. This was mainly attributable to the production and revenue growth in the first half of 2005 and the resulting net income for the period of € 15.3 million. The amount of positive cash flow from operating activities in the first half of 2005 slightly exceeded the cash flow from financing activities over the same period, thus illustrating the increased importance of cash flow from operating activity for financing the investment activities of the Company.

In 2004, a significant part of the positive cash flow from operating activities could be used for the first time to finance investments in addition to funding working capital needs. In view of the strong growth achieved in recent years, working capital needs have increased considerably.

The increase in positive cash flow from operating activities from € 0.6 million (2003) to € 6.4 million (2004) was mainly attributable to the significant increase in net income. In addition, considerable provisions were recognized in 2004 (in particular provisions for tax liabilities) that were added back to cash flows.

In 2003, the Company achieved positive cash flow from operating activities for the first time. The positive cash flow from operating activities was used to fund some of the Company's working capital needs, with the shortfall mainly covered by overdraft facilities.

Managing the due dates of receivables against customers and the due dates of payables to suppliers is of key significance for the Company's liquidity. Generally, customers pay on delivery or within short payment periods following delivery, although in some cases, the Company collects pre-payments before delivery. Payment for deliveries of raw materials (in particular wafers) generally occurs on delivery or within short payment periods, but also, to some extent, prior to delivery. In 2003 (as in previous years), there were timing and volume mismatches resulting in liquidity shortages, which were mainly covered by credit lines. By implementing equity measures commensurate with the achieved growth the Company strengthened its liquidity, the issuance of profit participation rights at the end of 2004 being a recent example. The Company intends to use some of the proceeds from the Offering to strengthen working capital.

Recently, the Company has undertaken, in connection with the conclusion of silicon supply agreements, to make advance payments for the pre-financing of supplier capacity expansion. Currently, there are already obligations for advance payments yet to be paid in the amount of approximately € 13.3 million and approximately US$ 24.0 million by the beginning of 2007. The Company is currently negotiating further silicon supply agreements that could also involve advance payments. The advance payments are generally made with a lead time of about two to three years. Such advance payments will result in cash outflows. In the event of concluding any further such agreements, the Company estimates that advance payments in the mid double-digit millions could occur in the short term. See "– Key factors influencing financial condition and results of operations – Pre-financing of silicon suppliers".

Cash flow from investing activities

The considerable investments of the Company in factory buildings and machinery have caused cash flow used in investing activities to increase from € 4.8 million (2002) to € 9.0 million (2003), € 29.2 million (2004) and € 31.0 million (first half of 2005).

In the first half of 2005, cash flow used in investing activities amounted to about twice the positive cash flow from operating activities, in 2004 to about four and one half times and in 2003 to about fifteen and a half times. In 2002, cash flow used in investing activities amounted to about twice the amount of the negative cash flow from operating activities.

Cash flow used in investing activities was covered by appropriate financing measures. These financing measures were comprised of raising new equity capital, investment grants and subsidies as well as bank loans. For more information, see "– Liquidity and Capital Resources". Investment grants and subsidies have a delayed effect on liquidity, because they are generally only paid out once the Company has made corresponding payments related to an investment project. Because of the difference in timing between the approval of the investment grant and investment-related payments, interim financing is required.

Cash flow from financing activities

To finance cash flow used in investing activities, cash flow from financing activities increased from € 7.0 million (2002) to € 9.8 million (2003) and to € 24.0 million (2004).

In the first half of 2005, cash flow from financing activities decreased from € 16.5 million in the first half of 2004 to € 14.3 million (of which € 12.7 million came from loans drawn) despite the significant increase in cash flow used in investing activities in the same period. The reason for this that the positive cash flow from operating activities contributed substantially to the financing of investing activities.

In 2004, cash flow from financing activities was particularly influenced by raising profit participation rights capital at the end of the year. This resulted in cash receipts of € 14.4 million. In addition, equity contributed in connection with capital increases (see "Information About the Company – Description of capital – Development of the share capital in the last three years – Capital measures in fiscal year 2004") resulted in cash receipts of € 10.5 million and the drawing of loans generated cash receipts of € 9.5 million.

In 2002 and 2003, the financing of investments (as reduced by investment grants) solely took the form of bank loans as well as contributions to equity and issuance of equity-like instruments.

The Company expects that borrowings will become more important for the financing of investment, because new investment grants and subsidies will be of lesser significance for the Company in the future.

Capitalization

Information regarding equity capital

The measures taken to strengthen equity in 2002, 2003 and 2004 resulted in a significant improvement of the equity ratio (shareholders' equity (as recorded on the balance sheet) as percentage of total assets and liabilities) from 3.0% at December 31, 2002 to 28.7% at June 30, 2005. The measures taken to strengthen equity particularly include capital increases, which together with retained balance sheet profits that were generated in 2003 (for the first time) and in 2004 as well as the net income generated in the first half of 2005 caused shareholders' equity as recorded on the balance sheet to increase from € 0.8 million at December 31, 2002 to € 50.7 million at June 30, 2005. For a description of the capital increases implemented since 2002, see "Information about the Company – Description of capital". In addition, the aforementioned equity-like instruments (profit participation rights, silent partners' interests) were issued, resulting in a strengthening of the economic equity position.

	As of December 31,			As of June 30,
	2002	**2003**	**2004**	**2005**
	(audited)	*(audited)*	*(audited)*	*(unaudited)*
Total assets and liabilities (in € million)	26.6	52.6	113.5	176.4
Shareholders' equity (in € million)	0.8	10.3	35.1	50.7
Shareholders' equity ratio (in %)	*3.0*	*19.6*	*30.9*	*28.7*
Equity for economic purposes* (in € million)	10.4	24.6	71.1	94.1
Equity ratio for economic purposes* (in %)	*39.1*	*46.7*	*62.6*	*53.3*

* Takes the tax-free component of deferred investment grants and subsidies, profit participation rights capital as well as silent partners' interests into account

In the first half of 2005, shareholders' equity of € 35.1 million (December 31, 2004) increased by € 15.6 million to € 50.7 million (June 30, 2005). This was mainly due to net income for the period of € 15.3 million. Although – in contrast to 2004 – no capital increases were implemented in the first half of 2005, the balance sheet shareholders' equity ratio (shareholders' equity as recorded in the balance sheet as percentage of total assets and liabilities) only declined slightly from 30.9% (December 31, 2004) to 28.7% (June 30, 2005) as a result of the net income generated in the period.

In 2004, shareholders' equity increased by € 24.8 million from € 10.3 million to € 35.1 million. This was largely due to capital increases totaling € 12.1 million and the net income for the year of € 12.4 million. These measures resulted in an improvement of the Company's shareholders' equity ratio (shareholders' equity as recorded in the balance sheet as percentage of total assets and liabilities), which increased from 19.6% at December 31, 2003 to 30.9% at December 31, 2004. In 2004 as well as in the third quarter of 2005, capital increases from Company reserves were implemented. They did not result in cash receipts but only in the conversion of capital and profit reserves into subscribed capital.

In 2003, shareholders' equity increased by € 9.5 million from € 0.8 million to € 10.3 million at December 31, 2003. This was due to the implementation of capital increases totaling € 6.5 million and net income for the year of € 3.0 million. These measures resulted in an improvement in the Company's shareholders' equity ratio (shareholders' equity as recorded in the balance sheet as percentage of total assets and liabilities), which increased from 3.0% at December 31, 2002, to 19.6% at December 31, 2003.

Profit participation rights capital

To finance investments in new technologies (in particular EverQ and CSG Solar) as well as to strengthen liquidity and capital resources, profit participation rights in the nominal amount of € 15.0 million were issued to PREPS 2004-2 LP, Jersey, Channel Islands in December 2004. PREPS (Preferred Pooled Shares) is a financing product that is similar in character to equity. In consideration of providing the nominal amount of the profit participation rights, PREPS 2004-2 LP receives a guaranteed profit of 7.5% p.a. based on the nominal amount. In the event that the Company fails to pay the guaranteed profit when due or details of the calculation of net income are not timely presented, the guaranteed profit increases to 12% p.a. on the nominal amount until the Company discharges its obligation. In addition, PREPS 2004-2 LP receives an annual profit participation that depends on the net income of the Company (adjusted under the terms of the profit participation rights). The profit participation is calculated as follows depending on the net income of the Company:

- up to and including € 45 million, 7.5% p.a. based on the nominal amount,
- from € 45 million up to and including € 55 million, 8.5% p.a. based on the nominal amount,
- over € 55 million, 9.5% based on the nominal amount.

The profit participation for a given fiscal year is reduced by the guaranteed profit for that fiscal year. Participation in losses on the part of the creditor under the profit participation right is excluded. The fixed compensation is recorded in the income statement under "Interest and similar expenses". In fiscal year 2004, the conditions for payment of profit-related compensation with respect to the participation rights were not fulfilled. The profit-related compensation is recorded in net finance costs. See "Information about the company – Description of capital – Profit participation rights".

Silent partners' interests

The Company has received contributions from silent partnerships totaling € 4.1 million as of June 30, 2005.

- *IBG*: About € 3.1 million relate to the silent partnership interest held by IBG Beteiligungsgesellschaft Sachsen-Anhalt mbH ("IBG"), which is also a shareholder of the Company. IBG receives compensation of 8% p.a. that is not profit-related for its silent partnership interest. In addition, IBG has a 50% stake in the net income of the Company (adjusted in accordance with the terms of the participation agreement), but with such share of profits limited to a maximum of 5% of its silent partnership interest. A participation of IBG in losses is excluded. IBG does not participate in the hidden reserves of the Company. However, in the event that the Company loses its small- and medium-sized business status (see "– Key factors influencing financial condition and results of operations – Investment grants and subsidies") as a result of a change in the shareholder structure, an "exit fee" of 25% of the invested amount is to be repaid in lieu of reserves. The silent partnership is to end on August 6, 2010. On termination, the silent partnership interest is to be repaid in full. The Company may terminate the silent partnership earlier than scheduled upon three month's notice.
- *MBG*: The remaining € 1.0 million relate to the silent partnership interest held by Mittelständische Beteiligungsgesellschaft Sachsen-Anhalt mbh ("MBG"). MBG receives compensation of 7.5% p.a. that is not profit-related for its silent partnership interest. In addition, MBG has a 50% stake in the net income of the Company (adjusted in accordance with the terms of the participation agreement), but with such profit participation limited to a maximum of up to 1.75% of its silent partnership interest. Bürgschaftsbank Sachsen-Anhalt GmbH has guaranteed the repayment of the silent partnership interest up to an amount of € 0.8 million as well as payment of up to 80% of the investment fee. The Company is required to pay an annual guarantee commission directly to Bürgschaftsbank Sachsen-Anhalt GmbH in the amount of 1% of the respective guaranteed amounts. A participation of MBG in losses is excluded. MBG does not participate in the hidden reserves of the Company. If the silent partnership is terminated earlier than scheduled, however, MBG is entitled to an additional "exit fee". It amounts to 0.5% of the investment for each year by which the regular term of the agreement is reduced (with the year in which early repayment occurs treated as a full year). The silent partnership is to end on December 31, 2012. On termination, the silent partnership interest is to be repaid in full. As of the listing of the shares of the Company, MBG is entitled to terminate the silent partnership without notice and demand repayment of the participation. The Company may terminate the silent partnership earlier than scheduled upon 12 month's notice.

The payment of fixed and profit-related compensation to the silent partners is reported in the same way as in the case of the profit participation rights. The Company intends to use some of the proceeds from the Offering to repay the silent partners' interest. For further information about the silent partners' interest, see "Information About the Company – Description of capital – Silent partnership interests".

Financial liabilities

The Company finances some of its capital needs by bank loans. Currently, there are five credit lines, four investment loans as well as a syndicated loan. Lending banks were granted security interests in land, machinery and equipment, receivables, inventories and finished goods as well as claims to future investment grants and subsidies. At June 30, 2005, total non-current and current financial liabilities amounted to € 26.3 million (December 31, 2004: € 14.0 million; December 31, 2003: € 14.9 million; December 31, 2002: € 9.2 million). This corresponds to 14.9% of total assets and liabilities (December 31, 2004: 12.3%. December 31, 2003: 28.3%; December 31, 2002: 34.6%).

- *Non-current financial liabilities*: The Company had non-current financial liabilities of € 13.1 million at June 30, 2005. They mainly result from the use of investment loans. These loans, which are repayable in installments, relate to the financing of particular production lines. At June 30, 2005, the following loans existed:

  - A syndicated loan agreement for a total of € 28 million has been concluded with a syndicate comprising IKB Deutsche Industriebank AG ("IKB"), Landesbank Sachsen Girozentrale ("LB-Sachsen") and HVB. The loan has been granted for the purpose of constructing production line IV and related buildings. Of the principal amount of the loan, € 18.0 million (tranche 1) is an installment loan repayable in installments of € 1,125 thousand bearing variable interest (3-month EURIBOR plus 1.75% p.a.). Tranche 1 is disbursed on the basis of the progress made in constructing the facility. At June 30, 2005, € 13.5 million had been disbursed. The remaining amount of tranche 1 can be drawn until December 15, 2005 at the latest. However, the maximum utilization amount for tranche 1 was reduced as of June 15 to € 16.9 million and as of September 15, 2005 to € 15.8 million. The Company has now drawn down the maximum available amount of € 15.8 million, which has led to a corresponding increase in non-current liabilities. If more than € 14.6 million of tranche 1 is outstanding on December 15, 2005 and more than € 13.5 million on March 15, 2006, a repayment has to be made on each such day corresponding to the excess amount. Tranche 2 in the amount of € 10.0 million bears interest at a variable rate (1-month EURIBOR plus 1.5%) and is to be repaid upon disbursement of the investment subsidy for 2004 and 2005 as well as the disbursement of investment grants, and, in its full amount, but no later than on June 30, 2006. As of June 30, 2005, € 5.0 million of tranche 2 had been disbursed. The remaining amount can be drawn at any time up to the final repayment date.

    During the term of the loan (as from 2005), the Company is required to maintain an equity ratio of at least 35% and comply with a certain indebtedness ratio. In addition to shareholders' equity as carried on the balance sheet, the equity ratio also includes profit participation rights capital and the silent partnership interests. The indebtedness ratio sets effective indebtedness in relation to cash flow, which comprises the sum of the operating and financial result as well as depreciation of property, plant and equipment. Effective indebtedness may not amount to more than three times the amount of cash flow. Dividend payments are to be suspended if the equity ratio falls below the agreed level. If the equity ratio falls below the agreed level or if the level of indebtedness is exceeded, the syndicate is entitled to terminate the agreement without notice. Such right of termination without notice also applies in the case of other important reasons. As of June 30, 2005, that is, before the implementation of the capital increase in connection

with the Offering, the equity ratio computed pursuant to the terms of the agreement (based on the HGB financial statements) amounted to 49.1% and the indebtedness ratio to 1.7.

- NordLB has granted to the Company an installment loan of € 5.0 million that carries interest at a rate of 4.84% per annum (since August 24, 2005: 5.34% per annum) and which is to be repaid in quarterly installments by September 30, 2007. The loan has been granted for the purpose of financing production line II. At June 30, 2005, the loan stated a balance of € 2.8 million. Early repayment is possible, but only against payment of agreed early redemption compensation. NordLB may terminate the loan for good cause, especially in the event of default in respect of the repayment of principal and payment of interest or non-performance despite reminder notices, breaches of material terms applicable to the loans, certain insolvency events or if repayment of the loan is at risk. Further borrowings require the consent of NordLB which may not be withheld without good cause.
- Deutsche Kreditbank AG ("DKB") has granted three loans to the Company:
  - An installment loan of € 1.2 million (for the partial financing of production line I) bearing interest at a rate of 5.56%, with the rate of interest subject to adjustment in the event of a change on the capital markets or in EURIBOR. Early redemption without payment of early redemption compensation is possible. The loan is to be repaid in monthly installments. At June 30, 2005, the loan stated a balance of € 0.6 million and the rate of interest was 3.345%. Both parties have a contractually agreed ordinary right of termination with three months' notice. Under certain circumstances, DKB can terminate the loan with immediate effect. These circumstances include breaches of certain contractual obligations (in particular disclosure and information obligations), default in respect of payment as well as the initiation of certain foreclosure measures against the Company.
  - An installment loan of € 1.0 million (for the partial financing of production line I) on the same terms as the loan described above, except that the initial rate of interest is 5.57%. At June 30, 2005, the loan stated a balance of € 0.6 million and the rate of interest was 3.247%.
  - An installment loan of € 3.8 million (for the partial financing of production line III) bearing interest at a rate of 4.95% (fixed until maturity on August 30, 2008) and repayable in monthly installments. At June 30, 2005, the loan stated a balance of € 2.9 million.

The Company has granted its long-term lenders collateral that was pooled under an agreement dated August 17, 2005. The collateral provides security of equal rank for all long-term lenders. The pool comprises the following collateral:

- *Land charges*: The Company has encumbered its Thalheim site, which formally consists of two properties, with a total of four land charges.
  - On one property, there is a first-rank land charge for € 2.2 million and a second land charge for € 3.75 million along with interest in each case. The creditors can foreclose under the land charge if the Company defaults on its payment obligations, it suspends payments or if an application has been filed for the opening of insolvency proceedings in relation to the assets of the Company.

- In the case of the other property, a first-rank land charge of € 6.0 million along with interest has been registered in the land register. It also enables the creditors to seek enforcement under the land charge if the Company defaults on its payment obligations, it suspends payments or if an application has been filed for the opening of insolvency proceedings in relation to the assets of the Company.
- In addition, an aggregate land charge in the amount of € 20.0 million along with interest has been registered for both properties and it ranks immediately after the aforementioned land charges. Under the terms of this land charge, the property can be sold by compulsory auction if the loan secured by it is terminated because the Company fails to discharge its payment obligations when due and a grace period has expired. Compulsory administration is permissible if the Company is in default with respect to a sum of at least € 2.0 million.

- *Transfer of ownership of assets by way of security:* Under a floating charge agreement (*Raumsicherungsvertrag*), the Company has transferred ownership of its entire current and future plant and equipment, including the machinery and equipment comprising production lines I to IV, as security, to its long-term lenders. The pool agreement provides for the entire plant and equipment to be covered by the pool agreement as collateral. The necessary transfers are currently being implemented. At June 30, 2005, the book value of the Company's technical equipment and machinery amounted to € 51.3 million.
- *Assignment of rights and claims:* For the duration of the installation of production line IV, the Company has assigned the rights and claims deriving from the related agreements to its long-term lenders.

The Company is required to post additional collateral if there is a subsequent increase in the credit risk to which the lenders are exposed. This is the case if, for example, individual items of collateral subsequently become worthless. If a pool bank receives such additional collateral from the Company, the collateral is automatically included in the pool when posted. If a pool bank extends additional lending to the Company and receives additional collateral as a result, the collateral is included in the pool, but takes precedence with respect to the repayment of the additional sums borrowed. The Company can use pooled collateral for the subordinated securing of other claims of a pool bank if and to the extent that the remaining pool banks have approved the use of the collateral for such claims.

The pool agreement has been concluded for an indefinite period of time. Every bank is entitled to withdraw from the pool by serving notice of termination with effect from the end of the quarter. In such case, part of the collateral comprising the pool is transferred to the withdrawing bank in an amount corresponding to its share of lending that has been secured. The Company may only terminate the pool agreement once it has satisfied all the secured claims.

The other non-current liabilities of € 4.2 million at June 30, 2005 related to non-current liabilities under the finance lease for production line IIA. See "Business – Property, plant and equipment".

- *Current financial liabilities:* The Company had current financial liabilities of € 13.3 million as of June 30, 2005. They mainly result from the use of credit lines. The Company currently has the following credit lines:
  - Deutsche Kreditbank AG ("DKB") has granted a credit line of € 10.0 million. The agreement is for an indefinite period of time. The agreement can be terminated by DKB at any time, unconditionally and without notice, and without citing grounds. Statutory termination rights apply otherwise.
  - Bayerische HypoVereinsbank AG ("HVB") has granted a credit line of € 10.0 million, which can also be used as a guarantee line (in euros or other currencies). The agreement has a term until June 30, 2006. Statutory termination rights apply.
  - Kreissparkasse Bitterfeld has granted a credit line of € 2.5 million. The agreement is for an indefinite period and can be terminated by either party at any time.
  - An overdraft facility agreement for € 5.0 million has been concluded with Norddeutsche Landesbank Girozentrale Mitteldeutsche Landesbank ("NordLB"). The credit line can also be used as a guarantee line. The credit line is of unlimited duration and can be terminated by both parties at any time.
  - A working capital credit line of € 7.5 million was agreed with Deutsche Bank AG in August 2005. Up to € 2.5 million of this amount can be used as a documentary credit. The agreement has no set time limit. Statutory termination rights apply. The bank may terminate the agreement if a change of control occurs in relation to the Company and agreement on prolongation is not reached in a timely manner.

The average rate of interest applicable to the short-term financial liabilities amounted to about 7% during the first half of 2005.

To secure its current financial liabilities, the Company has furnished the aforementioned lenders (except for Deutsche Bank AG) with various forms of collateral that were pooled in a separate collateral pool under an agreement dated August 31, 2005. The collateral thus provides security of equal rank for all short-term lenders. In the loan agreement described above, the Company agreed that Deutsche Bank AG should be included in the pool agreement. The pool comprises the following collateral:

- Global assignment by way of security to the aforementioned banks of all current and future trade receivables. At June 30, 2005, the balance sheet item "trade accounts receivable" amounted to € 28.1 million.
- The transfer by way of security to the aforementioned banks of the inventory and goods comprising the Company's total inventory. At June 30, 2005, the balance sheet item "inventory" amounted to € 30.3 million.

The Company is required to post additional collateral if there is a subsequent increase in the credit risk to which the lenders are exposed. If a pool bank receives such additional collateral from the Company, the collateral is automatically included in the pool when posted. In other respects, the contractual terms of the short-term collateral pool correspond to those of the long-term pool agreement.

For information about the capital resources of the Company, also see "Working Capital, Capitalization and Indebtedness".

Maturity structure

The following table summarizes the maturity structure of the liabilities recorded on the balance sheet at June 30, 2005:

	At June 30, 2005
	(€ thousand) *(unaudited)*
Non-current liabilities	
Profit participation rights capital	14,450.0
Silent partners' interest	4,092.0
Non-current financial liabilities	13,050.4
Other non-current liabilities	4,213.7
Deferred taxes	804.4
Current liabilities	
Current financial liabilities	13,250.1
Trade accounts payable	25,721.2
Taxes payable	11,264.2
Other provisions	5,075.7
Other current liabilities	5,093.1

The non-current liabilities of the Company (excluding profit participation rights capital and silent partners' interest) totaled € 18.1 million (corresponding to 10% of total assets and liabilities) as of June 30, 2005. Of the non-current liabilities of the Company (excluding profit participation rights capital and silent partners' interest), non-current financial liabilities account for 72% and other long-term liabilities for 23% (finance lease for production line IIA).

The current liabilities of the Company totaled € 60.4 million (34% of total assets and liabilities) at June 30, 2005. Of the current liabilities, trade accounts payable account for about 43%, current financial liabilities for 22%, taxes payable for 19%, other provisions for 8% and other current liabilities (finance lease for production line IIA) for 8%.

The purchasing obligations of the Company under the supply agreements concluded with wafer and silicon suppliers are not recorded on the balance sheet.

Other financial obligations

At September 12, 2005, the Company reported silicon and wafer purchasing obligations *vis-à-vis* suppliers for the period from July 1, 2005 through 2015 totaling about € 1,760.3 million (June 30, 2005: € 1,150.3 million) as off-balance sheet commitments. This amount was computed on the basis of the prices in effect on September 12, 2005 (June 30, 2005). In general, however, the prices are renegotiated on a semi-annual basis, which is why this figure could also change significantly as a result. The above-described volume of purchase obligations also includes purchase obligations of the Company related to a wafer supply agreement, the conclusion of which was enabled by granting a guarantee by the Company to the silicon supplier of the wafer supplier for payment obligations of the wafer supplier to the silicon supplier arising out of the underlying silicon supply agreement. If the silicon supplier

avails itself of the guarantee, the silicon supply agreement will be transferred to the Company and the purchase obligations arising out of the wafer supply agreement will expire. The amount of the purchase obligations in euro arising out of the wafer supply agreement exceeds the euro amount guaranteed by the Company with respect to the silicon supply agreement. For information about these agreements and about how purchasing and payment obligations are spread over individual years, see "Business – Procurement".

In addition, the Company also provides product warranties. The Company guarantees cell performance of at least 90% of nominal performance over a period of ten years to its customers. Furthermore, it extends a contractual warranty of one to two years on the cells sold to its customers.

The Company has agreed in a joint venture agreement to contribute initially equity of up to € 11.0 million to EverQ in several installments. Of this amount, the Company had contributed around € 3.0 million as of June 30, 2005. In August 2005 an additional € 2.5 million were contributed. If debt financing can be secured (as to which there is a letter of intent for a total of € 18.5 million), the Company expects to have a remaining obligation of € 0.9 million.

At June 30, 2005, has open purchase orders for property, plant and equipment of € 9.1 million.

There are several operating leases for vehicles. The leases have terms of 36 months and do not contain any definite renewal or purchase options. Monthly lease payments are recorded in the income statement. At June 30, 2005, outstanding lease payments totaled € 92.0 thousand (of which € 49.2 thousand are due within one year and € 42.8 thousand between one and five years).

Information on financing needs and anticipated sources of financing

The Company will have high capital needs over the coming years to finance the further growth of its core business, investments in EverQ and CSG Solar, activities in thin-film technology, R&D activities related to product and production improvements in its core business and repayment of silent partnerships in the amount of € 4.1 million. (For details, see "Reasons for the Offering and Use of Proceeds").

The Company plans to cover these capital needs from the net proceeds of the Offering, cash flow from operating activities as well as borrowings. The mix of finance instruments for a given investment will be determined on a case-by-case basis depending on specific circumstances. According to current plans, the Company expects that projected capital need can be covered from the aforementioned financing sources. The Company expects that the importance of cash flow from operating activities and borrowings for the financing of its investments will increase. Although no specific equity measures are currently planned, it cannot be ruled out that (particularly medium- and long-term) further equity measures will be implemented in the event of changes to current plans, changed investment conditions or decisions about additional investments that are not foreseeable at the present time.

Significant differences between IFRS and HGB

The following describes significant differences between the annual financial statements prepared in accordance with the German Commercial Code (*HGB*) and those prepared according to IFRS in reference to various line items of the HGB and IFRS balance sheet and income statements of the Company. In addition, the accounting systems differ with respect to the scope of the information contained in the notes to the financial statements. As the financial statements for 2003 were prepared according to IFRS for the first time, Note 43 of the Notes to the IFRS annual financial statements for 2003 also contains a description of the significant accounting differences at the time.

Capitalization of development costs

Differences between the line item "intangible assets" in the balance sheet under HGB and under IFRS partly result from the differing treatment of own development activities. Under HGB, intangible assets acquired at no charge may not be recorded as assets, whereas IFRS requires their recognition as assets if it is probable that future economic benefits will flow to the Company from them, the acquisition or production costs of the asset can be reliably measured, the relevant costs can be clearly allocated, and technological feasibility can be demonstrated. The different treatment of development work also affects other work performed by the Company and capitalized in the income statement. Under IFRS, own development activities are recognized as income whereas this is not the case under HGB.

Property, plant and equipment (technical equipment and machinery)

Under IFRS, assets classified as property, plant and equipment, which also include technical equipment and machinery, are depreciated applying the straight-line method over their useful lives. By contrast, the declining balance method is used to depreciate technical equipment and machinery acquired before December 31, 2003 in the HGB balance sheet. On other the other hand, technical equipment and machinery that was acquired after January 1, 2004 is depreciated applying the straight-line method over useful life (as in the case of the IFRS balance sheet). Although acquired prior to January 1, 2004, the technical equipment and machinery comprising production line IIB has also been depreciated applying the straight-line method over useful life in the HGB balance sheet since that time. The differences between property, plant and equipment in the HGB and IFRS balance sheets with respect to technical equipment and machinery derive from the different depreciation methods applied. In 2004, the HGB accounting treatment was reconciled to IFRS to eliminate these differences over the long term.

One production line is subject to a lease. Under HGB, the lease is recognized as an operating lease in the balance sheet. This means that in the HGB balance sheet, the production line is not recognized as an asset reported under property, plant and equipment and is not depreciated for this reason. The lease installments are recognized in the HGB income statement as other operating expenses. By contrast, the production line is treated as a finance lease under IFRS and is capitalized on the balance sheet as an item of property, plant and equipment at the present value of the minimum lease payments with recognition of a corresponding liability. (The short-term component of the lease liability is reported under other current liabilities and the non-current component under other non-current liabilities). The leased asset is depreciated on a regular straight-line basis over the base lease term. The regular payments disclosed in HGB as lease expenses are broken down under IFRS into the

repayment of capital and the payment of interest (interest expense) in respect of the liability arising from the lease relationship. The interest component is recognized as an interest expense in the IFRS income statement.

Stock options

Under stock option plans, employees are granted stock options that entitle them to subscribe to a fixed number of shares at a fixed price upon exercise. See "Management and Employees – Stock option and other bonus programs". Under IFRS, these options are valued at their fair value at the time of issuance using an option pricing model. Under IFRS, the fair value is to be recognized in the income statement under personnel expenses over the respective vesting period. At the same time, an amount corresponding to the expense is to be carried on the IFRS balance sheet and recognized in the capital reserve over this period. See "– Significant accounting policies – Stock option plans". As a company does not actually incur any expenses in the sense of cash outflows when options are issued, HGB does not recognize an expense when stock options are issued and there is no recognition in equity. Thus, under HGB, the issuance of stock options under stock option plans is neutral with respect to the balance sheet and expenses.

Deferred investment grants and subsidies

Under IFRS, investment grants and subsidies are disclosed under the separate line item "deferred investment grants and subsidies", which is amortized to income over the useful lives of the subsidized assets. See "– Significant accounting policies – Accounting treatment of investment grants and subsidies".

By contrast, pursuant to HGB only investment grants were recorded as a separate deferred liability on the balance sheet until 2003. Until 2003, investment subsidies issued under the Investment Subsidy Act were immediately recognized as income. As a result of this and the differences in the depreciation of certain items of property, plant and equipment in accordance with HGB, the line items for deferred investment grants and subsidies differ between HGB and IFRS as does the other operating income disclosed in the income statements.

Profit participation rights capital

At the end of 2004, profit participation rights capital in the amount of € 15.0 million was issued. Under IFRS, the profit participation rights capital is recognized as a liability in the amount remaining after the deduction of transaction and other incidental issue costs (€ 14.4 million). Transaction and incidental issue costs in the amount of their monthly present value are recognized as a liability over the term of the agreement.

By contrast, profit participation rights capital is recognized as a liability in its full amount on the HGB balance sheet (€ 15.0 million) and the related transaction and other issue costs are immediately recognized as an expense in the HGB income statement.

Provisions for overdue maintenance

HGB permits recognition on the balance sheet of provisions for overdue maintenance that is to be carried out in the following fiscal year. A provision of this kind was recognized in 2003. IFRS does not permit recognition of this type of provision.

Adjustment of start-up expenses

In the HGB annual financial statements as of December 31, 2002, capitalized start-up expenses (€ 1.0 million) were depreciated in their full amount. As IFRS does not permit the recognition of start-up expenses, this balance sheet item was eliminated under IFRS; correspondingly, the depreciation of start-up expenses was reversed.

Provisions for deferred taxes

Under IFRS, deferred taxes are to be recognized for all temporary differences between carrying amounts disclosed on the balance sheet for tax purposes and on the IFRS balance sheet insofar as it can be assumed that any difference in profits resulting from differences in the rules followed to determine profits for tax and for accounting purposes will be compensated for. Deferred tax liabilities assume that it will be possible to deduct all temporary differences in the future. Timing differences also arise, if expenses and income are recognized at different points in time compared with the determination of profits for tax purposes. The amounts of expenses and income are the same under IFRS and HGB but they are recognized in different fiscal years. These differences are completely eliminated over a period of several years. Current deferred tax liabilities mean that profits computed under tax rules are lower than under IFRS.

MANAGEMENT AND EMPLOYEES

Overview

The corporate bodies of the Company comprise the Management Board (*Vorstand*), the Supervisory Board (*Aufsichtsrat*) and the general shareholders' meeting (*Hauptversammlung*). The powers vested in these bodies are governed by the German Stock Corporation Act (*Aktiengesetz*), the Articles of Association (*Satzung*) and the respective by-laws (*Geschäftsordnungen*) of the Management Board and Supervisory Board.

The Management Board is responsible for managing the Company in accordance with the laws of the Federal Republic of Germany, the provisions of the Articles of Association and the by-laws of the Management Board and the Supervisory Board, and taking into account the resolutions adopted by the general shareholders' meeting. The Management Board represents the Company in its dealings with third parties. The Management Board is required to ensure the establishment and operation by the Company of an appropriate risk management and internal monitoring system facilitating the timely identification of developments that might place the continued existence of the Company at risk. In view of the growth achieved in recent years as well as the plans for further growth, such risk system was reviewed, partially amended and documented in the first half of 2005 (see "Risk Factors – Risks related to the business – There are risks associated with the fast growth of the Company"). The Management Board is required to report to the Supervisory Board. In particular, the Management Board is obliged to inform the Supervisory Board on a regular, timely and comprehensive basis about all issues of relevance to the Company with respect to planning, business development, risks, risk management and strategic measures. In this regard, the Management Board is also required to describe and explain any deviations of business development from plans and targets that have been set. In addition, the Chairman of the Supervisory Board must be notified about any other important developments. Furthermore, the Supervisory Board may request a report concerning the affairs of the Company at any time.

Members of the Management Board are appointed and may be removed by the Supervisory Board for good cause. The Supervisory Board must supervise and advise the Management Board in its management of the Company. Generally, a member of the Company's Supervisory Board cannot simultaneously serve as a member of its Management Board. For a limited period of time set in advance and not exceeding one year in total, the Supervisory Board may appoint members of the Supervisory Board to act in place of members of the Management Board who are absent or otherwise prevented from participating. While serving in lieu of Management Board members, a Supervisory Board member is not permitted to perform any function as a Supervisory Board member. Under German stock corporation law, management tasks may not be assigned to the Supervisory Board. By resolution dated February 25, 2005, the Supervisory Board has established that certain Company transactions and other measures require the approval of the Supervisory Board. In such cases, the Management Board is obliged to obtain the prior approval of the Supervisory Board (See "– Supervisory Board – Introduction").

The members of the Management Board and the Supervisory Board owe a duty of care and loyalty to the Company. A broad spectrum of interests, especially those of the Company, its shareholders, employees, creditors, and the public must be taken into account when discharging these duties. The Management Board must take particular account of the rights of shareholders with respect to equal treatment and equal information.

Under German stock corporation law, individual shareholders, like any other persons, are prohibited from using their influence on the Company to cause a member of the Management Board or Supervisory Board to act in a manner that would be detrimental to the Company. Any person who uses his influence to cause a Management Board or Supervisory Board member, a commercial attorney in fact (*Prokurist*) or a person bearing power of attorney (*Handlungsbevollmächtigter*) to act in a manner causing damage to the Company or its shareholders is obliged to compensate the Company for any resulting damage. In addition, Management Board and Supervisory Board members are jointly and severally liable for breach of their duties if, as a result, the Company suffers damages.

If members of the Management Board or the Supervisory Board have violated their duties *vis-à-vis* the Company and the Company has suffered damages as a result, the Company may pursue damage claims against Management Board or Supervisory Board members, with the Company being represented by the Management Board in the case of claims against members of the Supervisory Board and by the Supervisory Board in the case of claims against members of the Management Board. In accordance with a decision rendered by the Federal Supreme Court in Civil Matters (*Bundesgerichtshof*), the Supervisory Board is obliged to pursue enforceable damage claims against the Management Board unless significant reasons justify not to pursue such a claim for the good of the Company and these reasons outweigh or at least balance the reasons favoring the pursuit of a claim. If the respective body vested with the power of representation decides not to pursue such claim, damage claims of the Company against Management Board or Supervisory Board members must nonetheless be pursued if the general shareholders' meeting so resolves by a simple majority.

Before entry into force of the German Act on Business Integrity and the Modernization of Shareholder Actions (*Gesetz zur Unternehmensintegrität und Modernisierung des Anfechtungsrechts: UMAG*), which is scheduled for November 1, 2005, the following applies to the pursuit of damage claims by minority shareholders: A minority of shareholders whose combined shareholding amounts to one tenth of the share capital may pursue damage claims on behalf of the Company against members of corporate bodies and have special representatives to pursue such claims appointed by a court. If facts warrant a strong suspicion that harm has been caused to the Company as a result of dishonesty or a gross breach of a fiduciary duty, shareholders whose combined shareholdings amount to 5% of the share capital or the sum of € 500,000 of such share capital have the ability to apply with a court for the appointment of a special representative who will be assigned the task of pursuing damage claims.

With effect from November 1, 2005, the Act on Business Integrity and the Modernization of Shareholder Actions will amend the aforementioned rules regarding the pursuit of damage claims by minorities of shareholders as follows. As has been the case thus far, under the provisions of the Act on Business Integrity and the Modernization of Shareholder Actions, claims must be brought on behalf of the Company against members of corporate bodies if the general shareholders' meeting so resolves by a simple majority. Shareholders whose combined shareholdings amount to one tenth of the share capital or the sum of € 1,000,000 of such share capital may apply with a court for the appointment of a special representative to pursue damage claims. In addition, shareholders whose combined shareholdings amount to one hundredth of the share capital or the sum of € 100,000 of such share capital at the time the application is filed may in their own name file a motion for the admission of a claim before the

Regional Court (*Landgericht*) with jurisdiction for the registered office of the Company to pursue damage claims on behalf of the Company. One condition for the admission of such action is, *inter alia*, that the shareholders have unsuccessfully asked the Company to bring an action itself, having granted it a reasonable period of time within which to do so, and the facts warrant a strong suspicion that harm has been caused to the Company as a result of dishonesty or a gross breach of the law or of the Articles of Association. The Company is at all times entitled to pursue damage claims itself; if an action is taken by the Company, any pending admission proceedings or actions initiated by the shareholders are then inadmissible.

The Company may only waive or reach a settlement with respect to damages claims against Management Board or Supervisory Board members after the lapse of three years following the vesting of such claims, and after the shareholders have adopted a resolution to such effect by a simple majority at the general shareholders' meeting, provided that no minority of shareholders whose combined shareholding amounts to at least one tenth of the share capital has raised an objection against such resolution in the minutes of the meeting.

Corporate Governance Code

The Government Commission for the German Corporate Governance Code (*Regierungskommission Deutscher Corporate Governance Kodex*) appointed by the Federal Minister of Justice in September 2001 adopted the German Corporate Governance Code (the "Code") on February 26, 2002 and last amended the Code on June 2, 2005, which then entered into effect on July 12, 2005. The Code contains recommendations and suggestions relating to the management and supervision of German listed companies. It follows internationally and nationally recognized standards for good and responsible corporate governance. The objective of the Code is to make the German corporate governance system transparent and understandable. The Code contains corporate governance recommendations (regulations that are strongly urged to be followed) and suggestions (regulations that may be followed) in respect of shareholders and the general shareholders' meeting, the management board and supervisory board, transparency, accounting policies and the conduct of audits. The individual disclosure of the salaries of the management board provided for by the Management Compensation Disclosure Act (*Vorstandvergütungs-Offenlegungsgesetz*) in the annual financial statements (for the first time for the 2006 annual financial statements) has not yet been taken into account by the Code.

There is no duty to comply with the recommendations or suggestions of the Code. German stock corporation law only obliges the management boards and supervisory boards of listed companies to issue an annual declaration stating that the Code recommendations have been complied with and will be complied with, or to declare which recommendations have not been implemented or will not be applied. The declaration must be accessible to shareholders at all times. Non-compliance with suggestions contained in the Code need not be disclosed.

In a joint declaration dated August 22, 2005, the Company's Management Board and the Supervisory Board stated that the recommendations contained in the Code were being complied with save for the following exceptions:

- Deviating from Section 3.8 of the Code, the Company has concluded a D&O-insurance without any deductible for its Management and Supervisory Board members. The members of the Management and Supervisory Boards are of the opinion that a deductible

is not an adequate means for achieving the goals of the Code. Such deductibles are generally insured against by the members of the Management and Supervisory Boards. The actual purpose of the deductible is therefore rendered meaningless, and ultimately it is only a question of the amount of compensation of the Management and Supervisory Board members. Therefore, deductibles are uncommon outside Germany.

- Deviating from Section 6.6 of the Code, a separate disclosure of the total ownership of shares or related financial instruments for Management Board and Supervisory Board members is not provided for in the Corporate Governance Report, even if the total ownership of all members of the Management and Supervisory Board exceeds 1% of the shares of the Company. The members of the Management and Supervisory Boards are of the opinion that the statutory notification requirements provided for if a shareholder's participation exceeds certain thresholds are sufficient.

Management Board

Introduction

In accordance with the Articles of Association of the Company, its Management Board comprises one or more persons. The exact number of the Management Board members is determined by the Supervisory Board. At present, the Management Board has four members. The Supervisory Board appoints and dismisses Management Board members. It designates a Management Board chairman or speaker. Substitute Management Board members may be appointed. Management Board members are appointed for a maximum term of five years. Re-appointment for an additional five years each time is permissible. The Supervisory Board may revoke the appointment of a Management Board member prior to the expiration of his term of office for good cause, *i.e.* in the case of a gross breach of a fiduciary duty or if the general shareholders' meeting adopts a no-confidence resolution in regard to a Management Board member. The legal relationship in respect of board membership established by the appointment of a Management Board member must be distinguished from the employment relationship of the Management Board member with the Company. A maximum term of five years also applies in the latter case but an employment agreement may be extended automatically in the event of a re-appointment. The provisions of the German Civil Code (*Bürgerliches Gesetzbuch*) applicable to employment relationships apply to the employment relationship and its termination in all other respects.

The Supervisory Board issues and amends the by-laws for the Management Board.

Management Board resolutions are adopted by a simple majority of the votes cast. The Management Board achieves a quorum and is able to adopt resolutions if at least three of its members participate in the adoption of a resolution.

The Company is represented by two Management Board members acting jointly or by one Management Board member acting jointly with a commercial attorney in fact (*Prokurist*). If only one Management Board member is appointed, such member represents the Company by himself. A Management Board member is not authorized to conclude legal transactions between the Company and himself, to participate in the conclusion of such transactions or to vote on them. The Supervisory Board may grant individual members of the Management Board power of sole representation (*Alleinvertretungsbefugnis*) as well as release them from the prohibition

against multiple representation (*Verbot der Mehrfachvertretung*) (Section 181 alt. 2 of the German Civil Code). No Management Board member has been granted power of sole representation or has been released from the prohibition against multiple representation to date.

Divisions

The Management Board conducts the business of the Company jointly (principle of collective responsibility). Notwithstanding the joint responsibility of the Management Board, each Management Board member acts independently and on his own responsibility for the division assigned to him, but is also required to subordinate divisional interests for the general welfare of the Company.

Members of the Management Board

The members of the Company's Management Board and the divisions for which they are responsible are shown in the table below.

Name (age)	Member since	Appointed until	Responsibility
Charles Anton Milner (44)	April 2000	June 30, 2007	Chairman of the Management Board; strategy/investments; business development; marketing and sales; wafer and silicon procurement; public relations
Reiner Lemoine (56)	November 1999	June 30, 2007	R&D strategy; technological development; process improvements and optimization; scientific projects
Thomas Schmidt (47)	April 2004	June 30, 2007	Production; supply chain management; quality management; safety; technical services
Dr. Hartmut Schüning (46)	October 2004	September 30, 2007	Finances, investor relations, personnel, IT, legal affairs

Charles Anton Milner, Chairman of the Management Board

Charles Anton Milner, born February 17, 1961, studied chemical engineering at Imperial College (London University), United Kingdom, where he earned the degree of a chartered engineer. He also obtained the degree of Master of Business Administration (INSEAD, France). From 1984 through 1992, he worked in oil trading (risk management), gas trading and business analysis for the Royal Dutch/Shell Group. In 1993, he moved to McKinsey & Company, Inc., Berlin, where he was a senior consultant until 1999 and then became a senior engagement manager in areas including financial analysis, procurement, marketing and sales, and business development. He has been a Management Board member of the Company since April 2000.

Reiner Lemoine

Reiner Lemoine, born February 2, 1949, studied aeronautics and space technology at the Berlin Technical University Institute, where he earned the degree of a chartered engineer. In 1978, he became one of the founders of Wuseltronik GbR, an engineering office specializing in industrial electronics and renewable energy technology. Reiner Lemoine was a managing partner of Wuseltronik GbR until 1996. In 1984, Reiner Lemoine became one of the founders of Genossenschaft Berliner Ingenieurskollektive GBI e.G. In addition to acting as Chairman of

its Supervisory Board, he headed research into windmill sail production technology. In 1996, Reiner Lemoine became a founder of Solon AG für Solartechnik. From the formation of Solon AG through May 2000, Reiner Lemoine served as Solon AG's Management Board member responsible for production and technology. He has served as a Solon AG Supervisory Board member since then. Reiner Lemoine has been a Management Board member of the Company since November 1999.

Thomas Schmidt

Thomas Schmidt, born November 22, 1957, was trained at Siemens AG as a communications technology specialist. Starting in April 1976, he worked at Siemens AG as a telecommunications system specialist, and from May 1977 through July 1991 as a construction manager responsible for telecommunications, letter shoot and alarm system installation. From August 1991 through May 1995, he worked as a technical employee at the Heinrich-Hertz-Institut. From June 1985 to January 1996 he served as founder, shareholder and technical general manager of Ultra Tube GmbH. Besides, Mr. Schmidt was active as a founder, shareholder and general manager of GUT Gesellschaft für Umwelttechnik GmbH from February 1986 through July 1989. He worked as head of sales, sales & marketing manager for Dräger Tescom GmbH from February 1996 through September 1999. From October 1999 until May 2000, he was head of project management at Reinhold Fäth GmbH (now Kinetics Germany GmbH). From June 2000 through November 2001, he worked as head of technical affairs, sales & marketing, for Kinetics Germany GmbH. From November 2001 he was, in addition, general manager and head of sales & marketing at Kinetics Germany GmbH until he transferred to Q-Cells AG as Operations Manager. Thomas Schmidt has been a Management Board member of the Company since April 2004.

Dr. Hartmut Schüning

Dr. Hartmut Schüning, born March 7, 1959, studied business management at Hamburg University, where he earned the degree of *Diplom-Kaufmann*. He then studied for a doctorate in economics at Hamburg University's *Institut für Außenhandel und Überseewirtschaft*. From 1986 until 1997, Dr. Schüning worked for Price Waterhouse Coopers Deutsche Revision AG, initially as an audit assistant (1986-1987), thereafter as an auditor (1988-1989) and finally as an audit manager and consultant (1990-1997). He moved to the tecis Group in 1997. There, he served as Management Board member responsible for business affairs (finance and accounting, controlling, personnel, IT, organization, internal audit, legal affairs and investor relations) until 2002. At the beginning of January, 2003, he moved to edding AG, where he also served as Management Board member responsible for business affairs until he moved to Q-Cells AG. He has been a Management Board member of the Company since October 2004.

The members of the Management Board can be contacted at the business address of the Company.

None of the members of the Management Board have been involved in the past five years in any insolvencies, receiverships or liquidations of companies in which they were members of administrative, managerial or supervisory bodies or members of the upper management. None of the members of the Management Board have been adjudicated in the past five years for fraudulent criminal acts nor have been publicly charged or sanctioned by any statutory or regulatory authority (including designated professional associations) in the past five years.

None of the Management Board members have been disqualified by a court from being a member of an administrative, management or supervisory body of an issuer or from acting as a manager of an issuer in the past five years. There are no family relations among the members of the Management Board or between members of the Management Board and members of the Supervisory Board of the Company.

Mandates held in the past five years by current Management Board members of the Company relating to administrative, management and supervisory bodies outside the Company are shown in the table below. These mandates continue to be held unless otherwise indicated.

Name	Office/Company
Charles Anton Milner	Supervisory Board member of CSG Solar AG Supervisory Board member of EverQ GmbH Director of the EPIA (European Photovoltaic Industry Association) Member of the Photovoltaic Platform Steering Committee (EU advisory council) General Manager of Milner Vermögensverwaltung GmbH General Manager of Milner Solarbeteiligungen GmbH
Reiner Lemoine	Supervisory Board member of SOLON AG für Solartechnik PV-TEC Advisory Council Fraunhofer Institut Solare Energiesysteme Scientific Advisory Council of the Institut für Solarenergieforschung GmbH
Thomas Schmidt	None
Dr. Hartmut Schüning	Former Management Board member of tecis Holding AG from 1997 through 2002 Former Management Board member of edding AG from 2003 through 2004

Compensation, stock options and shareholdings in the Company

The compensation received by Management Board members comprises an annual fixed salary as well as a variable component that is based on the extent to which projected earnings after tax have been achieved. The variable component corresponds to 100% of the fixed salary if the projected target is attained in full. By a higher or lower fulfillment of the projected targets, the percentage of the bonus increases or decreases accordingly: the bonus can therefore amount to over 100% of the fixed salary if the projected targets are attained more than in full. If less than 70% of the projected target after-tax is attained, no variable component is payable. In the future, a bonus is also expected to be awarded depending on the achievement of individual targets. The members of the Management Board received in the first half of 2005 compensation totaling € 764.6 thousand, consisting of fixed components in an amount of € 296.9 thousand, variable components in an amount of € 420.8 thousand and an additional € 46.9 thousand for 1,336 stock options granted in 2004. In 2004, total compensation received by Management Board members of the Company amounted to € 964.2 thousand, of which fixed components accounted for € 364.3 thousand, variable components for € 537.2 thousand and stock options for € 62.7 thousand (for 1,336 stock options granted in 2004).

Under the terms of their employment agreements, Management Board members are provided with a company car with a purchase value of up to € 40.0 thousand plus VAT, with the related costs borne by the Company.

The members of the Management Board and Supervisory Board of the Company are insured by the liability insurance (D&O-insurance) of the Company. The premiums are paid by the Company.

The Management Board employment agreements provide that in the event of the death of a Management Board member, the survivors of such member will receive the base salary for a period of six months beginning from the end of the month in which the death of the Management Board member occurred. The Management Board employment agreements provide for no other benefits in the event of the termination of an employment relationship. No post-contractual prohibition on competition exists with the members of the Management Board.

The compensation of the Management Board members is paid by the Company in full. Management Board members have no pension claims against the Company. Therefore, no provisions in this regard have been made by the Company.

The Management Board employment agreements also contain confidentiality clauses that prohibit Management Board members from using or communicating to third parties all internal company matters, in particular, business and commercial secrets of the Company and its customers, even after they have terminated their employment relationship. The Management Board members of the Company have granted an exclusive and unlimited right of use to the Company in respect of all work results that fall within the scope of proprietary rights and are derived from the activities performed by the Management Board members for the Company.

Before the completion of the capital increase and the Offering, the Management Board members hold a total of 3,538,320 shares of Q-Cells AG either directly or indirectly through companies controlled by them. This corresponds to a shareholding of 11.7% of the share capital (*Grundkapital*). After completion of the Offering (if the Greenshoe Option is exercised in full), Management Board members will probably hold a total of 3,007,572 shares of the Company. This corresponds to a shareholding of 8.2% of the share capital. Before the completion of the capital increase and the Offering, the Management Board members also hold stock options, which entitle them to subscribe to a total of 423,936 shares of the Company. Under the 2003 stock option program, the members of the Management Board received stock options, which entitle them to subscribe to a total of 368,736 shares at an exercise price of € 2.72 per share. Under the 2005 stock option program, the members of the Management Board received stock options, which entitle them to subscribe to 55,200 shares at an exercise price of € 5.25 per share. For further details, see "– Stock option and other bonus programs – 2003 Stock option program/2005 Stock option program".

Supervisory Board

Introduction

The Supervisory Board is comprised of nine members pursuant to the Articles of Association. Six members are elected by the general shareholders' meeting and three members are elected by the employees in accordance with the provisions of the German Act on the One-Third Participation of Employees in Supervisory Boards (*Gesetz über die Drittelbeteiligung der Arbeitnehmer im Aufsichtsrat*).

In an announcement issued on July 1, 2005, the Company announced that it had more than 500 employees and therefore falls within the scope of the Act on the One-Third Participation of Employees in Supervisory Boards. The announcement prompted the procedure provided for by law for appointing a new Supervisory Board. At the general shareholders' meeting of August 16, 2005, the Articles of Association of the Company were amended by increasing the number of Supervisory Board members from six to nine to conform to statutory requirements and those Supervisory Board members to be appointed by the general shareholders' meeting were appointed on September 19, 2005. Of the three members of the Supervisory Board to be appointed by the employees, at least two must be employees of the Company. The voting procedure for the employee representatives commenced on August 29, 2005. The employee representatives are expected to be appointed in mid-December 2005. Pursuant to a ruling by the Local Court Stendal of August 22, 2005, three employees have been appointed to the Supervisory Board pursuant to Section 104 of the German Stock Corporation Act until the employee representation elections have been completed.

The six Supervisory Board members elected by the general shareholders' meeting are appointed for a term of office that ends with the conclusion of the general shareholders' meeting that will resolve upon the ratification of acts of the Supervisory Board for the fourth fiscal year following the commencement of their term of office. The fiscal year in which the term of office commences is not included in calculating such period. The general shareholders' meeting may resolve a shorter term of office. The general shareholders' meeting may remove a Supervisory Board member with a three-quarters majority of votes cast. For Supervisory Board members who are shareholder representatives substitute members may be elected who will replace Supervisory Board members who leave office in the order as determined in the election. If a substitute member replaces an outgoing Supervisory Board member, then such substitute member's term of office will expire with the conclusion of the next general shareholders' meeting at which a new Supervisory Board member is elected with at least three quarters of the votes cast but no later than on the expiration of the term of office of the outgoing Supervisory Board member. If a Supervisory Board member is appointed to replace an outgoing member, such member's term of office will last for the remainder of the original term of office of the outgoing member. The election of substitute members for those Supervisory Board members who are employee representatives is subject to the Act on the One-Third Participation of Employees in Supervisory Boards.

In accordance with the provisions of the Articles of Association, Supervisory Board members and substitute members may resign without good cause upon giving eight weeks' notice. Pursuant to the Articles of Association, the resigning member has to submit a written declaration to the Management Board.

The Supervisory Board elects a Chairman and a Deputy Chairman from among its members for the respective term of office of each of these persons. If the Chairman or a Deputy Chairman retires from office prior to expiration of his term of office, the Supervisory Board will elect a successor without delay for the remaining term of office of the outgoing person. The Deputy Chairman assumes the rights and duties of the Chairman of the Supervisory Board when the latter is prevented from participating.

Supervisory board resolutions are generally adopted at meetings. In accordance with the provisions of the by-laws, resolutions may be adopted without the holding of a meeting by means of telephone and video conferences. With respect to such resolutions there is no right to object to the adoption based on its form. Resolutions may also be adopted by voting conducted by letter, telegraph, telephone or facsimile provided that an instruction to that effect has been issued by the Chairman of the Supervisory Board or, if he is prevented from participating, by the Deputy Chairman, and provided that no Supervisory Board member raises an objection promptly after receiving the draft resolution. The Supervisory Board has a quorum and is able to adopt resolutions if at least 50% of its members participate in the voting. Supervisory Board resolutions are adopted by a simple majority of the votes cast, unless otherwise required by law or by the Articles of Association. In the event of a tied vote, the Supervisory Board Chairman or, if he is prevented from participating, the Deputy Chairman has a casting vote.

The Supervisory Board has the right at all times to monitor the management of the Company by the Management Board. The Supervisory Board may inspect and examine the books and documents of the Company as well as its assets. The Management Board is required to inform the Supervisory Board to the extent required by law on an on-going basis. In addition, the Supervisory Board may, at any time, request a report on the affairs of the Company, its legal and corporate relationships with associated companies as well as on business developments within these companies that could be of material significance for the state of the Company.

The Supervisory Board has determined that the following Management Board actions require the prior approval of the Supervisory Board:

- allocation of annual and multi-year budgets;
- discontinuance of existing or the take-up of new business areas;
- establishment and closure of branches;
- acquisition and disposal of shareholdings in other companies and the formation, liquidation and merger of associated companies;
- acquisition, sale and encumbrance of real property and equivalent rights;
- sale of plants and plant assets;
- appointment of commercial attorneys in fact (*Erteilung von Prokuren*) and persons bearing power of attorney in relation to the entire scope of business operations (*e.g.* holders of a general power of attorney (*Generalbevollmächtigter*);
- drawing or granting loans outside the scope of ordinary business activities;
- granting sureties, guarantees and assuming obligations arising from bills of exchange or similar forms of liability for obligations of third parties;

- granting or providing sureties, guarantees and assuming obligations arising from bills of exchange or similar forms of liability for own liabilities in excess of € 2.5 million in each individual case;
- investments involving expenses of more than € 1 million in each individual case;
- concluding, amending or terminating agreements with companies in which a direct or indirect interest is held by a Management Board member, a relative within the meaning of Section 15 of the German Tax Code (*Abgabenordnung*) or a company associated with such persons within the meaning Sections 15 *et seq.* of the German Stock Corporation Act;
- appointing Management Board members and general managers of subsidiaries;
- concluding pension and severance pay agreements;
- such affairs of associated companies that extend beyond the scope of ordinary business activities or, in particular, would require approval under these provisions;
- initiating and concluding litigation concerning claims that have a value in excess of € 50,000;
- assumption of ancillary activities by Management Board members;
- adopting measures extending beyond the scope of ordinary business activities.

The following actions of the Management Board also require the prior approval of the Supervisory Board unless they are part of the annual budget approved by the Supervisory Board, although the Supervisory Board may also, in such cases, expressly reserve itself the right to make such actions subject to its further approval:

- investments involving expenses of more than € 200,000 in each individual case;
- wafer and silicon procurement with a total volume of more than € 2 million in each individual case;
- concluding any other agreement with a total volume of more than € 200,000;
- concluding employment agreements with a total annual remuneration in excess of € 100,000 or a termination notice period of more than three months (with the exception of temporary contracts of up to two years) or a term of over two years.

The Supervisory Board may subject other kind of transactions to its approval. If the Supervisory Board withholds its approval, the Management Board may demand that the general shareholders' meeting vote on the issue. A general shareholders' meeting resolution granting approval requires a majority of at least three-quarters of the votes cast. The Supervisory Board can, at any time, change the list of actions requiring Supervisory Board approval.

In accordance with the Articles of Association, the Supervisory Board is half-yearly required to hold two meetings. In the fiscal year 2004, the Supervisory Board met seven times and held an additional two telephone meetings. In the first half of 2005, the Supervisory Board met three times and held an additional telephone meeting twice.

Members of the Supervisory Board

The current Supervisory Board members of the Company and the mandates held by them within the last five years relating to administrative, management and supervisory bodies outside the Company are shown in the table below. These mandates continue to be held unless otherwise indicated.

Name	Member since	Occupation outside the Company
Elected by the general shareholders' meeting:		
Dr. Thomas van Aubel (Chairman) . . .	Formation	Lawyer (partner of van Aubel & Partner) Chairman of the Supervisory Board of CSG Solar AG Deputy Chairman of the Supervisory Board of Capsulution Nanoscience AG Supervisory Board member of ebuero AG (November 2004 and from March until August 2005, respectively filling in as a substitute member) Deputy Chairman of the Supervisory Board of ContentPro AG (until February 2005) Supervisory Board member of Fractal AG (until July 2004) General manager and sole shareholder of TVVG GmbH General manager and sole shareholder of capitalnetworks.de GmbH General manager and indirect 100% shareholder of TVVG Solarbeteiligungen GmbH
Dr. Dinnies-Johannes von der Osten (Deputy Chairman)	Formation	General manager of IBG Beteiligungsgesellschaft Sachsen-Anhalt mbH Supervisory Board member of CSG Solar AG Deputy Chairman of the Supervisory Board of Novosom AG Chairman of the Supervisory Board Scienion AG Deputy Chairman of the Supervisory Board of Icon Genetics AG Deputy Chairman of the Supervisory Board of Codixx AG Supervisory Board member of ProBioGen AG Member of the Board of Curators of IFF Fraunhofer Institut für Fabrikplanung und Automatisierung Advisory Board Member of MEG Mitteldeutsche Erfrischungsgetränke GmbH & Co. KG Chairman of the Supervisory Board of Content Pro AG (until December 2002) Supervisory Board member of Innomed VC Beteiligungen AG (until February 2004) Deputy Chairman of the Supervisory Board of Fractal AG (until July 2004) Deputy Chairman of the Supervisory Board of E/Mergent Media AG (until December 2002) Supervisory Board member of Magdeburger Hafen GmbH (until December 2001)
Marcel Egmond Brenninkmeijer	2003	President of the Administrative Council and Administrative Board Delegate of Good Energies AG Supervisory Board member of CSG Solar AG Member of the management of Good Energies Investments B.V. Board member of Renewable Energy Corporation ASA Board member of PowerFluid AS Board member of Nor Furnace AS (until May 2005) Board member of SiTech AS (until July 2005) Board member of ScanWafer AS (until April 2004)
Dr. Christian Reitberger	2004	Investment Executive of APAX Partners Beteiligungsberatung GmbH Supervisory Board member of CSG Solar AG Supervisory Board member of Elliptec Resonant Actuator AG Supervisory Board member of 12snap AG Supervisory Board member of Webraska Mobile Technologies S.A. Deputy Chairman of the Supervisory Board of Ciao AG (until April 2004) Supervisory Board member of Systemonic AG (until February 2003) Supervisory Board member of Healy Hudson AG (until October 2002)

Name	Member since	Occupation outside the Company
Immo Ströher	Formation	Businessman Chairman of the Supervisory Board of SOLON AG für Solartechnik General manager and sole shareholder of Imladris GmbH General manager and sole shareholder of Ströher Solar GmbH General manager and sole shareholder of Mithril GmbH Sole member of the Management Board of Immosolar AG Shareholder (95%) in Ströher Finanzholding AG Deputy Chairman of the Supervisory Board of AUTANIA AG Chairman of the Supervisory Board of Entech AG (until September 2004)
Frauke Vogler	2005	Tax consultant, Partner of the tax consulting firm Vogler Roessink Chalupnik
Employee representatives (pursuant to Section 104 of the German Stock Corporation Act appointed by Local Court Stendal):		
Anja Klepp	2005	None
Constanze Schmidt	2005	None
Uwe Schmorl	2005	None

The appointments of the members of the Supervisory Board elected by the general shareholders' meeting were made pursuant to a shareholder agreement concluded by all shareholders. This shareholder agreement will lapse on the date of the commencement of trading of the shares with the result that as of such date, there will no longer be any contractual agreements between the existing shareholders regarding the composition of the Supervisory Board. The termination of this shareholder agreement does not, however, lead to a termination of the position of the Supervisory Board members elected pursuant to such agreement nor will they be obligated to resign from their positions. The termination of the shareholder agreement has no effect on their positions in the Supervisory Board.

The Supervisory Board members elected by the general shareholders' meeting have been appointed until the conclusion of the general shareholders' meeting resolving upon the ratification of their acts for the fiscal year ending on December 31, 2009. The terms of office for the employee representatives elected by the employees are expected to begin in mid-December 2005. Until the completion of the election process, the employees Anja Klepp, Constanze Schmidt and Uwe Schmorl were appointed to the Supervisory Board by the Local Court Stendal pursuant to Section 104 of the German Stock Corporation Act.

The members of the Supervisory Board can be contacted at the business address of the Company. There are no family relations among members of the Supervisory Board or between members of the Supervisory Board and members of the Management Board.

Pursuant to statutory provisions, the following information relating to Supervisory Board members must be disclosed:

- whether Supervisory Board members in the past five years were involved in any bankruptcies, receiverships or liquidations of companies in which they were members of the administrative, management or supervisory bodies or members of the senior management;
- whether Supervisory Board members have been convicted for fraudulent criminal acts in the past five years; and

- whether Supervisory Board members have been publicly charged or sanctioned by any statutory or regulatory authority (including designated professional associations) in the past five years, and whether Supervisory Board members have been disqualified by a court from being a member of an administrative, management or supervisory body of an issuer or from acting as a manager or managing operations of an issuer in the past five years.

Unless stated otherwise below, none of the above applies to the Supervisory Board members.

Insolvency proceedings were opened in September 2004 concerning the assets of Fractal AG, at which Dr. von der Osten was Deputy Chairman of the Supervisory Board until July 2004 and Dr. Thomas van Aubel was a member of the Supervisory Board until July 2004. The insolvency proceedings have not yet been concluded. The reason for filing for insolvency was the company's lack of liquidity. Dr. Dinnies-Johannes von der Osten and Dr. Thomas van Aubel withdrew from the Supervisory Board in July 2004 as a result of filing for insolvency.

On April 30, 2003, an application was filed by Healy Hudson AG to open insolvency proceedings due to a lack of liquidity of the company, at which Dr. Christian Reitberger was a member of the Supervisory Board until October 2002. In connection with the insolvency proceedings, Healy Hudson AG was sold to CA Content AG. The reason for the insolvency was that, after one half year following the last round of financing, no shareholder was willing to provide any further financing to the company. Dr. Christian Reitberger had withdrawn from the Supervisory Board because Apax Fonds had decided not to participate in the financing round of Healy Hudson AG in October 2002. In such a case, Supervisory Board members nominated by Apax generally withdraw from their positions.

In September 2004, an application to open insolvency proceedings at E/Mergent Media AG, at which Dr. Dinnies-Johannes von der Osten was Deputy Chairman of the Supervisory Board until December 2002, was rejected due to a lack of insolvency estate. The reason for filing for insolvency was the company's lack of liquidity. Dr. Dinnies-Johannnes von der Osten had withdrawn from the Supervisory Board of the company without any particular reasons.

Committees

The Supervisory Board may form committees from among its members. Such committees perform the tasks assigned to them under the by-laws of the Supervisory Board. Currently, there is an Audit Committee and a Compensation Committee.

The Audit Committee's tasks include the following although such committee only prepares Supervisory Board resolutions and makes recommendations:

- preparation and review of the annual and consolidated financial statements, including management reports, as well as the review of proposals on the allocation of unappropriated profits;
- appointment of auditors and, if required, the determination of key audit areas, as well as the agreement on the auditors' compensation and the verification of their independence;
- issues relating to and the review of accounting and the risk management system in general; and
- review and determination of principles for short-, medium- and long-term financial strategies.

The current members of the Audit Committee are Dr. Dinnies-Johannes von der Osten and Frauke Vogler. The Audit Committee meets at least twice per calendar year.

The tasks of the Compensation Committee include the following:

- regulation and review of the personnel affairs of the Management Board and
- determination and review of compensation for the Management Board members.

The current members of the Compensation Committee are Dr. Thomas van Aubel, Marcel Egmond Brenninkmeijer and Dr. Christian Reitberger. The Compensation Committee meets as required.

Compensation, stock options and shareholdings in the Company

In addition to the reimbursement of their expenses, Supervisory Board members receive annual compensation as determined by the general shareholders' meeting. Any value-added tax incurred on the compensation will be reimbursed to Supervisory Board members by the Company provided the respective Supervisory Board member submits an invoice entitling the Company to input tax deductions.

By resolution dated July 12, 2001, the general shareholders' meeting set the compensation for each Supervisory Board member in an amount of € 1.5 thousand for each Supervisory Board meeting attended, with the Chairman receiving twice such amount. In the first half of 2005, compensation for the Supervisory Board totaled € 36.0 thousand. Total compensation received by the Supervisory Board members in financial year 2004 amounted to € 81.0 thousand.

As of January 1, 2005, the compensation received by the Supervisory Board members pursuant to the resolution adopted by the general shareholders' meeting on August 16, 2005, comprises the following:

(i) fixed annual compensation in the amount of € 15.0 thousand and

(ii) performance-related annual compensation in the amount of € 200 for each one million of annual net income (IFRS) (or consolidated net income (IFRS) if consolidated annual financial statements are prepared). The amount of performance-related annual compensation may not exceed € 20.0 thousand.

The Chairman of the Supervisory Board receives twice such amounts and his Deputy Chairman one-and-one-half times such amounts. Each member of a committee receives an additional 25% of such compensation, with the committee chairman receiving an additional 50%.

The total annual compensation of a Supervisory Board member so calculated may not exceed two times, for the Chairman three times, the aggregate amount of the (i) fixed annual compensation and (ii) performance-related annual compensation.

There are no pension claims by members of the Supervisory Board against the Company. Therefore, no provisions have been made in this regard by the Company.

Before the completion of the capital increase and the Offering, Supervisory Board members held a total of 9,710,188 shares of Q-Cells AG either directly or indirectly through companies

controlled by them. This corresponds to a shareholding of approximately 32.1% of the share capital (*Grundkapital*), including the shareholdings of Ströher Finanzholding AG (which is controlled by the Supervisory Board member Immo Ströher, who holds a 95% share of the company) as well as TVVG Solarbeteiligungen GmbH (controlled by the Chairman of the Supervisory Board, Dr. Thomas van Aubel). In addition, an immediate family member of Dr. van Aubel indirectly holds approximately 3.5% of the shares of the Company. See "Major Shareholders". Supervisory Board members elected by the shareholders' meeting are not entitled to stock options. Employee representatives are also not entitled to stock options in connection with their activity as employee representatives in the Supervisory Board. The employee representatives appointed to the Supervisory Board by the Local Court Stendal pursuant to Section 104 of the German Stock Corporation Act held prior to the capital increase and the Offering stock options that entitled them to subscribe to a total of 23,082 shares at an exercise price of € 5.25 per share; these stock options were granted, however, exclusively as part of their terms of employment under the 2005 stock option program. The number of stock options corresponds to the number of stock options granted to other employees of the Company in comparable positions. For details see "– Stock option and other bonus programs – 2005 Stock option program".

Following completion of the Offering (without exercise of the Greenshoe Option), members of the Supervisory Board will directly, or through companies controlled by them, hold a total of 9,668,726 shares of the Company. This corresponds to a shareholding of approximately 26.2% in the share capital. In the event that the Greenshoe Option is exercised in full, they will hold 9,581,571 shares of the Company after completion of the Offering. This corresponds to a shareholding of approximately 26.0% in the share capital.

There are no service agreements between the Supervisory Board members and the Company that provide for any benefits in the event of the termination of the service relationship.

Advisory Board

The Company has established an Advisory Board that meets twice per year. The role of the Advisory Board is to provide strategic advice to the Management Board, in particular regarding the targeted increased internationalization, future economic topics and public relations work. The Advisory Board is not a corporate body, but a voluntary institution set up on the initiative of the Company. The members of the Advisory Board are Prof. Dr. Gertrud Höhler and Prof. Dr. Norbert Walter. Members of the Advisory Board are expected to receive a compensation, the amount of which has not yet been determined, commensurate to their activity.

Conflicts of interest

With the exception of the transactions and legal relationships described in the sections "Related Party Transactions" and "Interests of Legal and Natural Persons involved in the Offering" there are no other significant transactions, legal relationships or other conflicts of interest regarding relations between the Company and its Management Board and Supervisory Board members or their spouses and relatives in the first degree.

General Shareholders' Meeting

The general shareholders' meeting is a meeting of the shareholders held at the registered office of the Company or in a city in the Federal Republic of Germany with a stock exchange. It is generally called by the Management Board. Each no-par value share confers one vote at the general shareholders' meeting. Resolutions by the general shareholders' meeting include in particular the following:

- appointing members of the Supervisory Board;
- appropriating the balance sheet profit (*Bilanzgewinn*);
- ratification of the Management Board and Supervisory Board members;
- appointing auditors;
- capital increases and capital reductions; and
- amendments to the Articles of Association.

To the extent that mandatory law or the Articles of Association do not impose other majority requirements, general shareholders' meeting resolutions are adopted by a simple majority of the votes cast. In cases in which the law requires a majority of the share capital represented at the time of the adoption of a resolution, a simple majority of the share capital represented is sufficient unless the law imposes a larger majority. By law, certain resolutions of fundamental importance require a majority of at least three quarters of the share capital represented at the time of the adoption of a resolution in addition to a majority of the votes cast. Such resolutions include the following:

- capital increases excluding subscription rights;
- capital reductions;
- creation of authorized or conditional capital;
- liquidation of the Company;
- restructuring measures such as mergers, spin-offs and transformations of the legal form;
- the transfer of the entire assets of the Company;
- integration (*Eingliederung*) of a company; and
- conclusion or modification of company agreements (*Unternehmensverträge*) (in particular, domination and profit and loss transfer agreements).

Neither German stock corporation law nor the Articles of Association require minimum attendance for a general shareholders' meeting to have a quorum.

The general shareholders' meeting is usually called once per year (ordinary annual general shareholders' meeting). In addition, the Management Board or Supervisory Board can call an extraordinary general shareholders' meeting if such is required in the interest of the Company. Shareholders whose combined shareholdings amount to at least 5% of the share capital may also request the Management Board to call a general shareholders' meeting. Such request must be made in writing and provide details of the purpose and reasons for calling the meeting.

For information on the requirements for participating in the general shareholders' meetings of the Company, see "Information About the Company – Description of capital – Information about the rights attached to shares of the Company – Right to participate in the general shareholders' meeting and voting rights".

Exclusion of minority shareholders

Under the provisions of Sections 327a *et seq.* of the German Stock Corporation Act (concerning a so-called squeeze-out), the general shareholders' meeting of a stock corporation may, at the request of a shareholder holding 95% of the share capital ("main shareholder"), resolve to transfer the shares of the remaining shareholders ("minority shareholders") to the main shareholder in exchange for being granted an appropriate amount of compensation. The amount of the cash compensation granted to the minority shareholders must be based on "the situation of the company" at the time the resolution is adopted at the general shareholders' meeting. The full value of the company is relevant for the amount of the compensation, which is generally determined on the basis of the capitalized earnings method.

Apart from the provisions concerning the exclusion of minority shareholders, German stock corporation law sets out the so-called integration of stock corporations as provided in Sections 319 *et seq.* of the German Stock Corporation Act. According thereto, the general shareholders' meeting of a stock corporation may resolve to integrate a company if 95% of the shares of the company to be integrated are held by the future principal company. The departing shareholders of the integrated company are entitled to appropriate compensation, which is generally to be granted in the form of the principal company's own shares. The amount of the compensation is to be determined using the so-called merger relation of the two companies, *i.e.*, on the basis of the exchange ratio that would be considered appropriate in the event of a merger of the two companies. Unlike the provisions regarding the exclusion of minority shareholders, integration is possible only if the future principal company is a stock corporation with its registered office in the Federal Republic of Germany.

Employees

The following table provides an overview of the number of employees and its development broken down according to function:

	December 31, 2002	December 31, 2003	December 31, 2004	June 30, 2005
Production	65	158	378	535
Research & Development	6	9	22	39
Marketing & Sales	2	6	10	15
Other departments	9	34	74	100
Total	**82**	**207**	**484**	**689**

During the first half of 2005, the number of employees increased to over 500. The Company has initiated the procedure for employee participation on the Supervisory Board (see " – Supervisory Board"). The Company engages temporary workers to a limited extent in certain areas of production, warehousing and sorting work.

The application of the German Act on Employee Inventions (*Gesetz über Arbeitnehmererfindungen*) as well as confidentiality undertakings with respect to all

commercial and business secrets (especially data and information on technologies, production procedures, employees, customers and suppliers) are agreed by the Company with its executives and managers. Confidentiality undertakings continue to apply following the termination of employment relationships. Employment agreements for commercial and industrial employees also contain such arrangements. Non-competition provisions for the time following termination of employment relationships are not generally agreed upon in employment agreements with the employees.

There are currently no collective bargaining agreements, works council agreements or social plans. The Company is not a member of an employer association. Since the Company's foundation, there have not been any strikes, work stoppages or other disagreements with employees that adversely affected business operations. The Company currently neither has any commitments to provide company pensions nor is it a member of a special pension fund *(Unterstützungskasse)*. Accordingly, there are no provisions for pension commitments.

Stock option and other bonus programs

2003 Stock option program

The general shareholders' meeting of December 29, 2003, resolved a stock option program ("2003 Stock Option Program"). This program authorizes the Management Board – or the Supervisory Board, insofar as the Management Board is concerned –, with the approval of the Supervisory Board, to grant one or several times, up to 8,900 stock options to subscribe to 276 shares per stock option to current and future employees and Management Board members until December 31, 2008. The stock options may be exercised within 10 years of having been granted in accordance with the terms and conditions of the options and entitle their holders to subscribe shares against payment of an exercise price. Alternatively, those entitled to subscribe shares may be compensated in cash in lieu of the delivery of shares.

By shareholder resolution dated August 16, 2005, it was resolved that no further stock options will be issued under the 2003 Stock Option Program.

Allocation of stock options

Of the up to 8,900 stock options, up to 1,780 (which correspond to up to 20% of the total volume) were allocated to Management Board members of the Company. The remaining up to 7,120 stock options (which correspond to up to 80% of the total volume) were allocated to members of second-tier management and other employees of the Company as well as management and employees of subsidiaries.

Exercise price

The exercise price will be determined when a stock option is granted. The exercise price for stock options issued under the program was determined at the price paid per share at the time of the last capital increase before the grant of the respective option.

Vesting period

The stock options are subject to a staggered vesting period. This relates to the period of time during which the options may be cancelled by the Company. As a general rule, 25% of the stock options issued become irrevocable after two years have elapsed since being granted, a

further 25% after three years and the remaining 50% after four years. During the respective vesting periods, the Company is entitled to cancel the stock options with immediate effect if an employee eligible under the program terminates his employment relationship with or is dismissed by the Company. Eligible employees are not entitled to compensation in such cases.

Exercise conditions

The stock options may only be exercised upon the lapse of at least two years after they have been granted, if the vesting period mentioned above no longer applies to them and if the shares of the Company are traded on an official market, regulated market or OTC on a domestic or foreign stock exchange. In addition, they may only be exercised if the lock-up period agreed with a stock exchange or the underwriters in connection with the initial public Offering of the Company has expired and the stock exchange price quoted during five consecutive days preceding the exercise of the subscription right exceeds the exercise price at the time of issuance by at least 33%. The stock exchange price applicable to the shares is the closing price on the Frankfurt Stock Exchange or the corresponding stock exchange price on a foreign stock exchange if the shares of the Company are listed on such exchange.

Exercise period

Subject to satisfaction of the exercise condition, the stock options may only be exercised once per year within two weeks as of the third exchange trading day following the announcement of the results for the preceding year. In addition, the right to exercise stock options is excluded during a subscription offer by the Company to its shareholders relating to new shares or bonds conferring conversion or subscription rights.

Forms of exercise and transferability

Stock options may not be transferred, pledged or otherwise encumbered. The foregoing does not apply to transfers to the Company for the purpose of canceling stock options. In order to exercise stock options, a stock option holder must submit a written declaration to the exercise agent and pay the exercise price to the Company in full within the permissible periods of time. The shares will be issued in the form provided by the Articles of Association of the Company, as amended at the time they have been granted.

Stock options issued under the program

A total of 6,424 stock options were issued under the 2003 Stock Option Program, of which 189 stock options have already been cancelled because the employees concerned have left the Company. Under the stock option program, therefore, a total of 6,235 stock options are outstanding to employees and Management Board members (thereof 6,185 stock options at an exercise price of € 750 and 50 stock options at an exercise price of € 1,250). Before the capital increase from the Company's own resources (*Kapitalerhöhung aus Gesellschaftsmitteln*) resolved on August 23, 2004, which became effective upon entry in the commercial register on September 8, 2004, one stock option conferred the right to subscribe one share. As a result of the capital increase from the Company's own resources that created 91 new shares for each existing share, the number of shares that can be acquired per stock option, was, accordingly, increased, whereas the exercise price was reduced. Consequently, one stock option entitles its holder to subscribe to 92 shares at an exercise price of € 8.15 (or € 13.59) per share. As a result of the capital increase from the Company's own resources resolved on

August 16, 2005, which became effective upon entry in the commercial register on August 18, 2005, two new shares were created for each existing share, and there was again a corresponding increase in subscription rights while the exercise price was reduced accordingly. Consequently, one stock option entitles its holder to subscribe to 276 shares at an exercise price of € 2.72 (or € 4.53) per share. In total, the stock options issued confer rights to subscribe to 1,720,860 shares. Alternatively, those entitled to subscribe shares may elect to receive cash compensation in lieu of the delivery of shares. Conditional capital is available for the purpose of the 2003 Stock Option Program (see "Information About the Company – Description of capital – Conditional capital – Conditional Capital I").

2005 Stock option program

The general shareholders' meeting of August 16, 2005 resolved a new stock option program ("2005 Stock Option Program"). This program authorizes the Management Board – or the Supervisory Board, insofar as the Management Board is concerned – with the approval of the Supervisory Board, to grant one or several times, until December 31, 2010, up to 434,948 stock options to subscribe to three shares per stock option to current and future employees and Management Board members as well as to the management and employees of current and future associated companies. The stock options may only be exercised within two years of the first date on which they may be exercised in accordance with the terms and conditions of the options, and entitle their holders to subscribe shares against payment of an exercise price. Alternatively, those entitled to subscribe shares may be compensated in cash in lieu of the delivery of shares.

Allocation of stock options

Of the up to 434,948 stock options, 108,737 (which correspond to up to 25% of the total volume) are allocated to Management Board members of the Company as well as the management of current and future associated companies, whereby stock options not otherwise allocated can be granted to members of second-tier management and other employees of the Company as well as employees of associated companies. The remaining up to 326,211 stock options (which correspond to up to 75% of the total volume) are allocated to members of second-tier management and other employees of the Company as well as of current and future associated companies.

Exercise price

The exercise price to be determined when stock options are granted is based on the market value of the shares. After the initial commencement of trading of the shares on a stock exchange, the exercise price is calculated on the basis of the average closing price quoted in XETRA or any comparable system replacing it, or, in the case of a foreign listing, on the average closing price quoted on such exchange over the thirty trading days preceding the grant of the subscription right.

Vesting period

All stock options granted as part of the 2005 Stock option program expire over a period of up to three years should the options holder terminate his employment relationship with or be dismissed for whatever reason by the Company, unless the employment relationship is terminated due to retirement ("Vesting Period"). The end of the Vesting Period in regard to the

total number of options granted to the options holder is staggered over three years. If the options holder leaves the Company within the first year following the granting of the options, all options expire, if he leaves after one year following the granting, 66.66% of the options expire and if he leaves after the first two years following the granting of the options only 33.33% of the options expire. Options holders are not entitled to compensation in such cases. No expiration occurs in the event of a resignation after three years following the granting of the options.

Exercise conditions

The stock options can only be exercised if

- at least two years have elapsed since they have been granted and the stock options are vested;
- the shares of the Company are traded on an official market, regulated market or OTC on a domestic or foreign stock exchange;
- the lock-up period agreed with a stock exchange or the underwriters in connection with the initial public Offering of the Company has expired;
- the stock exchange price quoted during five consecutive stock exchange days preceding the exercise of the subscription right exceeds the exercise price at the time the stock options have been granted (no exercise in case of declining prices). In the event that stock options are issued before an initial public Offering, the initial public Offering issue price must be used as the basis for computing the performance target instead of the exercise price at the time the stock options have been granted; the stock exchange price of the shares is the closing price on XETRA or any comparable successor system or the corresponding stock exchange price on a foreign stock exchange if the shares of the Company are listed on such exchange; and
- the average price of the share of the Company on the last five consecutive exchange days prior to exercising the subscription right outperforms by at least 10% per annum the performance of the index in which the share is included since the time the stock options have been granted. If the share is not included in any index, the Tec-Dax or any comparable successor index will be applied, which may be determined by the Supervisory Board. The average share price is the arithmetic average of the closing prices determined on XETRA at the relevant time or the corresponding stock exchange price on a foreign stock exchange during the relevant period if the shares of the Company are listed on such exchange.

Exercise period

If the exercise conditions are satisfied, the stock options may only be exercised five times a year within a two-week period in each case. In each case, the exercise periods begin on the third bank business day following the publication of the quarterly reports, the annual report conference and the ordinary general shareholders' meeting. In addition, the right to exercise stock options is excluded during a subscription offer of the new shares or bonds conferring conversion or subscription rights or obligations.

Forms of exercise and transferability

Stock options may not be transferred, pledged or otherwise encumbered. The foregoing does not apply to transfers to the Company for the purpose of canceling stock options. In order to exercise stock options, a stock option holder must submit a written declaration to the exercise agent and pay the exercise price to the Company in full within the permissible periods of time. The shares will be issued in the form provided by the Articles of Association of the Company, as amended at the time they have been granted.

Stock options issued under the program

400,612 stock options have been granted to employees and Management Board members under the 2005 stock option program, which entitle to the subscription of a total of 1,201,836 shares. Thereof 18,400 stock options were granted to Management Board members. With launching of the 2005 stock option program by resolution of the shareholders' meeting on August 16, 2005, it was intended that each stock option entitled subscription to one share. Due to the capital increase from the Company's own resources in the relation of two new shares to one old share, which became effective on August 18, 2005, the number of shares that can be acquired with one stock option has increased at the same ratio, while the exercise price was reduced accordingly. Consequently, one stock option entitles its holder to subscribe three shares at an exercise price of € 5.25 per share. Conditional capital is available for the purpose of the 2005 stock option program (see "Information About the Company – Description of capital – Conditional capital – Conditional Capital II").

Other bonus programs

The compensation paid to almost all employees includes variable components. In the case of managers, employees working in the technology field and commercial employees, annual bonus payments have been agreed that can amount to between 10% and 50% of their base salaries. The payment of bonuses has been linked to the attainment of targets until now. In the future, 50% of bonus payments are expected to be tied to the attainment of corporate targets and 50% to the attainment of certain milestones (team or individual targets that are fixed together with supervisors or team leaders each year). Industrial employees (production) receive monthly production bonuses. These can amount to up to 18.5% of monthly base salaries and comprise a throughput bonus, a bonus for avoiding fractures, an efficiency bonus, a quality bonus and a work safety bonus. In addition, industrial employees received a discretionary year-end bonus in the past.

MAJOR SHAREHOLDERS

The table that follows provides an overview of the shareholder structure based on information provided to the Company by the shareholders.

Shareholder	Before capital increase and Offering		After capital increase and Offering (without exercise of the Greenshoe Option)		After capital increase and Offering (with the Greenshoe Option exercised in full)	
	Number of shares	Shareholding in %	Number of shares	Shareholding in %	Number of shares	Shareholding in %
Good Energies Investments B.V. (Marcel Egmond Brenninkmeijer, Supervisory Board member, holds an indirect interest in this company and is a member of the management of this company)	6,051,576	20.00%	6,051,576	16.39%	6,051,576	16.39%
Ströher Finanzholding AG (controlled by Immo Ströher, Member of the Supervisory Board, who holds a participation of 95%. Additional participations in Ströher Finanzholding are held by family members of Immo Ströher.)	7,566,556	25.01%	7,566,556	20.50%	7,566,556	20.50%
APAX Europe-VA L.P. (Dr. Christian Reitberger, Supervisory Board member, is a partner of the investment advisor of APAX Europe-VA L.P.)	4,786,668	15.82%	4,632,362	12.55%	4,308,002	11.67%
Reiner Lemoine (Management Board member)	1,932,000	6.39%	1,838,578	4.98%	1,642,200	4.45%
Flore Fütterer Solarbeteiligungen GmbH	1,286,184	4.25%	1,244,722	3.37%	1,157,566	3.14%
Milner Solarbeteiligungen GmbH (controlled by Anton Milner, Chairman of the Management Board)	1,606,320	5.31%	1,528,646	4.14%	1,365,372	3.70%
Feist Solarbeteiligungen GmbH	1,214,400	4.01%	1,155,678	3.13%	1,032,240	2.80%
Ada Eysell Solarbeteiligungen GmbH	1,038,500	3.43%	1,038,500	2.81%	1,038,500	2.81%
TVVG Solarbeteiligungen GmbH (controlled by Dr. Thomas van Aubel, Chairman of the Supervisory Board)	2,143,632	7.08%	2,102,170	5.69%	2,015,015	5.46%
Pluto Solarbeteiligungen GmbH (controlled by the spouse of the Chairman of the Supervisory Board of the Company)	1,060,500	3.50%	1,039,988	2.82%	996,870	2.70%
Energy Valley Aktiengesellschaft (Immo Ströher, Member of the Supervisory Board holds a participation of 44% in Energy Valley Aktiengesellschaft)	721,740	2.39%	721,740	1.96%	721,740	1.96%
IBG Beteiligungsgesellschaft Sachsen-Anhalt mbH (the Deputy Chairman of the Supervisory Board Dr. Dinnies-Johannes von der Osten is the general manager of IBG Beteiligungsgesellschaft Sachsen-Anhalt mbH)	374,532	1.24%	362,458	0.98%	337,079	0.91%
DKB Wagniskapital Unternehmensbeteiligungsgesellschaft mbH	368,184	1.22%	356,315	0.97%	331,366	0.90%
Other existing shareholders (each less than 1%)	106,260	0.35%	106,260	0.29%	106,260	0.29%
Total	**30,257,052**	**100%**	**29,745,549**	**80.58%**	**28,670,342**	**77.67%**

Pursuant to Section 15a of the German Securities Trading Act *(Wertpapierhandelsgesetz: WpHG)*, the Company was given notice on September 19, 2005 of sales and purchases between shareholders at a price below the price range of this Offering (with price adjustment to stock exchange prices after listing has occurred). The table above reflects these transactions.

All the shares of the Company grant the right to one vote per share. There are no other voting rights or special or multiple voting rights. The Company is not aware of any other persons that may hold a participation, whether directly or indirectly, in the share capital of the Company or corresponding voting rights that have to be notified pursuant to Section 20 of the German Stock Corporation Act.

RELATED PARTY TRANSACTIONS

Parties related to the Company include the Management Board and Supervisory Board members as well as their immediate family members and companies over which Management Board and Supervisory Board members or their immediate family members may exercise a significant influence or in which they hold a significant number of voting rights. Related parties also include consolidated companies of the Company and companies in which the Company holds an interest enabling it to exercise a significant influence over the business affairs of such companies, as well as the principal shareholders of the Company, including their consolidated companies.

The Company maintains various and significant business relations to related parties. The business relationships of the Company with related parties are based on arms-length terms. See in this regard also "Risk Factors – Risks related to the business – The Company engages in extensive related party transactions".

Members of the Management Board and the Supervisory Board hold shares of the Company:

- Immo Ströher, Supervisory Board member, holds through the Ströher Finanzholding AG, in which he holds a 95% interest, an aggregate interest of approximately 25.01% in the Company (prior to completion of the Offering). Additional interests in Ströher Finanzholding AG are held by family members of Immo Ströher.
- The Chairman of the Supervisory Board, Dr. Thomas van Aubel, holds, together with one of his immediate family members, indirect interests in the aggregate amount of approximately 10.6% in the Company.
- Management Board members hold, directly or indirectly, a total interest of approximately 11.7% in the Company. See also "Major Shareholders". Management Board members also hold stock options entitling them to subscriptions for a total of 423,936 shares of the Company.
- Employee representatives in the Supervisory Board hold stock options that entitle them to subscribe to a total of 23,082 shares of the Company, which were granted to them for their activity as employees of the Company, and not for their activity as employee representatives in the Supervisory Board.
- In connection with the Offering, Supervisory and Advisory Board members may acquire a maximum of 3,000 additional stock options in total by way of a preferential allocation. See "The Offering – Terms and conditions of the Offering – Preferential allotment to members of the Supervisory Board and the Advisory Board".

Management and Supervisory Board members also hold substantial interests in related parties of the Company or are represented in the corporate bodies of such parties, and may therefore exercise a significant influence on such companies. The most important related parties include the REC Group and the Solon Group. There are also relationships between the Company, its shareholders and the REC Group in connection with CSG Solar:

- ***Relationships with the REC Group***: Marcel Egmond Brenninkmeijer, a Supervisory Board member of the Company, is the president of the Administrative Board and a delegate of the Administrative Board of Good Energies AG, Basle, Switzerland as well as a member of

the management of Good Energies Investments B.V., Amsterdam, Niederlande ("GEI"). Mr. Brenninkmeijer indirectly holds an interest in GEI. GEI holds an interest of approximately 20% in the Company (before completion of the Offering). GEI also holds a major interest in Renewable Energy Corporation ASA, Norway ("REC"). Mr. Brenninkmeijer is a Board member of REC. ScanWafer, the Company's largest supplier, ScanModule and ScanCell, to which the Company also maintains business relationships, belong to the REC Group. ScanModule and ScanCell were contributed to a subsidiary of REC, ScanSolar AS, as of July 1, 2005.

- ***Relationships with SOLON AG für Solartechnik***:
  - Immo Ströher, a Supervisory Board member of the Company, who indirectly holds a 25.01% (before completion of the Offering) interest in the Company, holds, directly and indirectly, through Mithril GmbH, which is controlled by him, an interest of approximately 40% in SOLON AG für Solartechnik ("Solon AG") and is the Chairman of the Supervisory Board of Solon AG. Companies that are part of the Solon Group are jointly the largest customer of the Company. Mr. Ströher also holds interests in other companies that belong to the customers and suppliers of the Company.
  - Reiner Lemoine, a Management Board member holding a 6.39% interest in the Company, is also a Supervisory Board member of Solon AG and holds an interest in it.
- ***Relationships with shareholders and with REC through the joint interest in CSG Solar***: The Company holds a 22.3% interest in CSG Solar AG, in which also the Management Board members of the Company, Anton Milner, Reiner Lemoine and Thomas Schmidt, the Chairman of the Supervisory Board of the Company, Dr. Thomas van Aubel, and other employees of the Company hold interests (with a total of under 4%). Other shareholders of CSG Solar are APAX Europe V-A L.P. (22.3%), Good Energies Investments B.V. (11.1%) and IBG (3.6%). These companies are also shareholders of the Company. REC, a party related to the Company, also holds 22.3% of CSG Solar. The Supervisory Board members of the Company, Dr. Thomas van Aubel, Dr. Dinnies-Johannes von der Osten, Marcel Brenninkmeijer and Dr. Christian Reitberger are also Supervisory Board members of CSG Solar AG. Anton Milner, member of the Management Board of Q-Cells AG, is also a member of the Supervisory Board of CSG Solar AG. See "Material Agreements – Interest in CSG Solar AG".

The business relationships of the Company with related parties are described below:

Business relationships with the REC Group

The Company has various business relationships with companies of the REC Group. In particular, ScanWafer, a subsidiary of the REC Group, is the most important wafer supplier of the Company.

Long-term agreements have been entered into with ScanWafer regarding the supply of silicon wafers, which accounted for a volume in the first half of 2005 of € 25.2 million (2004: € 28.6 million). The agreement provides for long-term purchasing obligations of the Company extending until 2010. See "Business – Procurement". As of June 30, 2005, ScanWafer's trade receivables against the Company amounted to € 5.9 million.

As part of the business relations with the REC Group, ScanCell, the photovoltaic cell producer of the REC Group, sold its total production of photovoltaic cells to the Company from March 2003 until and including January 2004. The supplied photovoltaic cells were subjected to certain quality tests by the Company, sorted according to their efficiency and other quality criteria. The photovoltaic cells were labeled with the Q-Cells logo and sold on to customers of Q-Cells AG, including ScanModule, which is part of the REC Group. As the Company was exposed to price, holding and distribution risks during this period, the corresponding photovoltaic cell procurement was reported as a cost of materials and the corresponding cell sales as revenues. In 2003, revenues generated from the sale of photovoltaic cells supplied by ScanCell amounted to € 2.8 million (5.7% of total annual revenues for 2003) and in January 2004 to € 1.4 million (corresponds to 1.1% of total annual revenues for 2004).

Due to changed business arrangements in the course of 2004, as of February 2004 the business relationship was no longer treated as trading business on the Company's balance sheet, but as commission business, as described below:

In 2003, the Company also supported ScanCell in the area of quality control. As of the beginning of 2004, ScanCell began to conduct quality control and sorting by itself and since February 2004 ScanCell has supplied the Company's customers directly using the Company's distribution network. Samples are sent to the Company for quality control only occasionally. ScanCell also receives the full purchase price for the cells. The Company only receives expense reimbursement from ScanCell for the use of the Company's distribution network. Due to the changed business arrangement, these transactions are being recorded as commission transactions, and consequently, only the expense reimbursement has been recorded as revenue since February 2004. During the second half of 2004, the far majority of photovoltaic cells produced by ScanCell was supplied directly from ScanCell to ScanModule. Due to the historical development the Company nonetheless received a minor expense reimbursement for these volumes until mid-2005, which the Company recorded as revenue. In 2004, the expense reimbursement recorded as revenue amounted to € 270.1 thousand (marketed volume: € 16.0 million), and in the first half of 2005 to € 243.7 thousand (marketed volume: € 18.0 million). As of June 30, 2005, payables in the amount of € 3.3 million resulted from this business. Of the marketed volume of € 18 million (first half of 2005), calculated on transactions on commission basis, € 13.8 million were attributed to the ScanCell cells delivered to ScanModule. From these transactions with ScanModule, accounts receivable from ScanModule totaled € 2.7 million as of June 30, 2005.

Due to this development, the above-described relationships with ScanCell and ScanModule were mutually cancelled as of mid-2005 regarding that part of the ScanCell production supplied to ScanModule. With effect as of July 1, 2005, ScanCell and ScanModule were contributed to ScanSolar AS, a subsidiary of REC. The excess part of ScanCell's production is expected to continue to be distributed as commission business through the Company's distribution network in exchange for an expense reimbursement.

In addition to the described relations, additional delivery relations existed with companies of the REC Group. In particular, the Company also sold cells manufactured by the Company to ScanModule, ScanCell and ScanWafer. The corresponding revenue in 2004 totaled € 3.6 million (ScanModule), € 0.4 million (ScanCell) and € 0.1 million (ScanWafer), respectively.

Additionally, in 2004 a verbal agreement was reached with the REC Group concerning sales and marketing support measures of the Company in Norway. In the first half of 2005, the compensation for these consulting services totaled € 8.8 thousand (2004: € 70.4 thousand).

Business relationships with the Solon Group

The Solon Group is the Company's largest customer. In the first half of 2005, sales generated by the Company with the Solon Group accounted for approximately 21% of the total sales generated by the Company (2004: 17%). As of June 30, 2005, Company trade receivables *vis-à-vis* the Solon Group amounted to a total of € 7,874.6 thousand. Several subsidiaries of Solon AG are also suppliers of the Company. The volumes purchased from these companies amounted to € 14.0 thousand in the first half of 2005 (2004: € 1.8 thousand). Accounts payable, primarily because of advance payments, existed in the amount of € 784.1 thousand.

Solon AG granted a loan to the Company in the amount of € 5.0 million in connection with a recently concluded cell supply agreement. The loan will be repaid in 15 monthly installments from January 1, 2006 and carries an interest rate at EURIBOR plus 1.5%.

Business relationships with Entech GmbH and ASS Automotive Solarsystems GmbH

Immo Ströher holds, directly and indirectly, 100% of the shares of Entech AG (where he was also the Chairman of the Supervisory Board until September 2004). Until May 2005 he held an indirect interest in ASS Automotive Solarsystems GmbH. These companies are also suppliers and customers of the Company. The purchasing volume with these companies in the first half of 2005 amounted to € 0 (2004: € 242.6 thousand), the sales volume totaled € 265.7 thousand (2004: € 13,876.5 thousand). As of June 30, 2005, trade receivables of the Company against these companies in an amount of € 43.4 thousand were outstanding.

Business relationships with Mithril GmbH

Immo Ströher holds a material participation in Mithril GmbH, which holds a participation in Solon AG. The Company received from Mithril GmbH a loan in the amount of € 500.0 thousand for interim financing on the basis of a verbal agreement in the financial year 2004, which bore interest at 6.25% per annum and was fully set off on April 1, 2004 against a receivable for contribution to the capital reserve which existed as of December 31, 2003.

Business relationships with Energy Valley AG

Immo Ströher holds an interest in Energy Valley AG, Switzerland, totaling 44%. He is, however, not represented on the management board of Energy Valley AG. Energy Valley AG also holds an interest of 2.4% in the Company. Energy Valley AG served as broker for the Company in its largest silicon delivery agreement (total volume approximately € 35 million) and other short-term supplies (total volume approximately € 1.5 million) from the same supplier (see "Business – Procurement – Silicon and ingot procurement"). The supply agreement represents a material contribution in supporting the raw materials supply of the Company and its further expansion. The Company has entered into certain contractual obligations with Energy Valley AG or Solarsquare AG, a subsidiary of Energy Valley AG, respectively, in regard to these silicon volumes:

- The Company has undertaken to let third parties manufacture photovoltaic modules from a portion of the photovoltaic cells it manufactures using the silicon and to deliver these to Solarsquare AG at certain fixed prices, corresponding to market prices. The delivery volume and delivery times correspond with and depend on the silicon deliveries; the silicon delivery agreement has a term until the end of 2008 and a total volume of approximately € 89 million.

- In regard to the remaining (significantly greater portion) of the cells the Company manufactures using the silicon, the Company and Solarsquare AG intend to conclude by mid-October 2005 a delivery agreement with certain fixed prices, with Energy Valley AG acting as guarantor for up to € 10 million with respect to the payment obligations of its subsidiary vis-à-vis the Company resulting from such delivery agreement. The delivery volumes and delivery times will correspond with and depend on the silicon deliveries. Fixed prices have been agreed upon. The delivery agreement has a total volume of approximately € 153 million.

  Until mid-October 2005, the Company has the exclusive right to market the cells, which are subject to this delivery agreement (also on the basis of long-term sale agreements), to its own customers. Portions of the revenues from such delivery agreements are to be paid to Solarsquare AG. Deliveries from such agreements to the customers of the Company are deemed deliveries under the delivery agreement with Solarsquare AG.

- In regard to these agreements, the Company has granted Solarsquare AG a loan in the amount of € 5 million, for which Energy Valley AG serves as guarantor. It is planned that the repayment of the loan will primarily occur through offsetting of such amounts, which are due by the Company to Solarsquare AG as part of the above-described agreements.

Transactions with associated companies

The Company rented two office units to CSG Solar AG from October 1, 2004 until June 10, 2005 for which it received a monthly compensation in the amount of € 600 from CSG Solar AG.

Since January 2005, the Company has been operating EverQ GmbH as a joint venture with Evergreen Solar, Inc., Delaware, United States of America. See "Material Agreements – Joint-venture agreement with Evergreen Solar, Inc.". The Management Board member of the Company, Charles Anton Milner, is a Supervisory Board member of EverQ GmbH. Mr. Meendert Buurman, business manager of the Company, is a member of the management of EverQ GmbH.

The Company performs certain services to its associated companies and invoices such services on standard market terms. These services include central functions such as IT, controlling, finances and purchasing. The Company's research and development department also renders research and development services to the associated companies which are invoiced on standard market terms. As of June 30, 2005, the Company had receivables from above-described services in an amount of € 201.4 thousand against EverQ and in an amount of € 0.2 thousand against CSG Solar.

Services provided by a company belonging to a related party of a Management Board member

A business relationship involving services exists with a company belonging to a person that is a related party of a Management Board member. Expenditures made by the Company for such services in the first half of 2005 amounted to € 411.1 thousand (2004: € 1.1 million). As of June 30, 2005, there were no receivables against the Company outstanding under this business relationship. The Management Board member concerned did not participate in the negotiations of the agreement with that company.

Company loans to members of its corporate bodies

The Company granted Management Board member Reiner Lemoine a loan in the amount of € 100,000 in May 2002 and the loan was repaid in full by Mr. Lemoine on April 23, 2003.

Sureties/guarantees issued to the Company by members of its corporate bodies

Management Board members Anton Milner and Reiner Lemoine have issued directly enforceable capped guaranties to the Company *vis-à-vis* loan-extending banks, each in an aggregate amount of € 300,000.

In addition, Mr. Lemoine, Dr. Feist (co-founder of the Company and head of the Company's technology department) and Dr. Grunow (co-founder of the Company and head of the Company's product management) have issued guaranties to IBG for the repayment of parts (TDM 166 in each case), of the nominal amount of IBG's silent partnership interest in the Company, as well as for related payment obligations (such as participation fees and default interest).

In addition, Mr. Lemoine and Mr. Milner (in proportion to their shareholdings) have issued a guaranty *vis-à-vis* MBG with respect to MGB's silent participation for MBG's payment claims under the participation agreement.

Silent partnership interests in the Company held by members of its corporate bodies

Management Board member Reiner Lemoine entered into a silent participation agreement with the Company on January 4, 2002 regarding the establishment of a silent partnership interest in the amount of € 271.0 thousand. Mr. Lemoine received a fixed compensation of 7.0% per annum for contributions totaling € 231.0 thousand which he made in fiscal year 2002. Any participation in losses was excluded. The silent partnership interest was terminated on March 6, 2003 by mutual agreement. The contribution, including accrued interest, was repaid in full.

IBG Beteiligungsgesellschaft Sachsen-Anhalt mbH ("IBG"), which also is a shareholder of the Company (the general manager of IBG, Dr. Dinnies-Johannes von der Osten, also is the Deputy Chairman of the Supervisory Board of the Company) holds a silent partnership interest in the Company on the basis of a participation agreement of August 9, 2000. The silent partnership interest originally amounted to approximately € 4.1 million. In connection with the capital increase, which was registered in the commercial register of the Local Court of Charlottenburg on July 10, 2002, approximately € 1.0 million of the silent partnership interest was converted into a general contribution into the capital reserves of the Company. Therefore, the silent partnership interest currently amounts to € 3.1 million. IBG receives from the Company for the silent contribution a profit-independent compensation in the amount of 8% p.a. Additionally, IBG has a 50% share in the annual profits of the Company (adjusted pursuant to the provisions of the participation agreement); however, this profit-sharing is limited to a maximum of 5% of the paid-in amount of the silent partnership interest. There is no loss-sharing by IBG. IBG does not hold a participation in the hidden reserves of the Company. However, in the event that the SME status of the Company is lost due to an amendment to the shareholder structure, IBG is to be repaid an "Exit Fee" of 25% of the contribution amount as

compensation for accrued reserves. The silent partnership interest is scheduled to end on August 6, 2010. At the time of the ending, the silent contribution is to be repaid in full. For further details see "Information About the Company – Description of capital – Silent partnership interests". It is expected that the silent partnership interest of IBG will be repaid with parts of the proceeds of the Offering.

Legal advice rendered by the Chairman of the Supervisory Board

Dr. Thomas van Aubel, the Chairman of the Supervisory Board of the Company, who also holds an indirect interest in the Company, advises the Company on legal matters. Until December 31, 2004, Dr. van Aubel was a partner of the law firm Bezzenberger Rechtsanwälte. He has been partner of the law firm van Aubel Rechtsanwälte since then. General fee agreements for legal services were entered into with each of these law firms. In the first half of 2005, consulting fees due to the law firm van Aubel Rechtsanwälte amounted to € 239.2 thousand (correspondingly due to the law firm Bezzenberger Rechtsanwälte € 120.2 thousand in 2004). As of June 30, 2005, the receivables of the law firm van Aubel Rechtsanwälte against the Company amounted to € 156.9 thousand.

For information about the compensation paid to members of corporate bodies for services rendered by them, see "Management and Employees – Management/Supervisory Board – Compensation, stock options and shareholdings in the Company".

MATERIAL AGREEMENTS

Joint-venture agreement with Evergreen Solar, Inc.

On January 14, 2005 the Company entered into a joint-venture agreement with the U.S. company Evergreen Solar, Inc., ("Evergreen") with registered office in Delaware. The subject of the agreement is the operation of a joint venture company for manufacturing silicon wafers on the basis of the string ribbon technology and further processing of these silicon wafers into photovoltaic cells and photovoltaic modules. The Company expects this technology to save on silicon and therefore be more cost-effective than previously used technologies. Construction of a production facility for wafers, cells and modules with an expected annual production output of initially 30 MWp is being built at the Thalheim location and production is expected to start in the first half of 2006. See also "Business – Interests in EverQ and CSG Solar as well as activities in thin-film technologies".

For this purpose, the share capital of Topas 107. VV GmbH, Berlin, of which the Company previously held 100%, was increased from € 25,000 by € 225,000 to € 250,000. Thereof Evergreen holds a share of € 187,750 (corresponding to 75.1%) and the Company holds two shares in the respective amounts of € 37,250 and € 25,000 (corresponding to 24.9%). On February 11, 2005, the new joint venture was renamed EverQ GmbH ("EverQ"). On March 1, 2005, the registered office of the Company was relocated from Berlin to Thalheim. Distribution of the profits of the joint venture to the Company and Evergreen Solar, Inc. is based on the ratio of their respective shareholdings.

Construction of the planned factory by EverQ is supported by grants given by Investitionsbank Sachsen-Anhalt from the program for the improvement of regional economic structures (*Gemeinschaftsaufgabe Verbesserung der regionalen Wirtschaftsstruktur*). By grant decision of April 21, 2005, an investment grant in the maximum amount of € 14.1 million was granted.

The financing of the remaining amount of the total investment volume in the expected amount of over € 60 million is expected to be covered by investments by Evergreen and the Company as well as outside financing and investment subsidies. In this regard, the Company has agreed in the joint-venture agreement to initially contribute equity to EverQ in several installments in an aggregate amount of € 11.0 million. Of this amount, the Company has already paid-in approximately € 5.5 million. The remaining amount of the contractual contribution obligation in the amount of € 5.5 million will be proportionally reduced pursuant to the joint venture agreement by the amount of debt financing, which the Company intends to raise. No further payment obligations exist. A Letter of Intent for debt financing totaling € 18.5 million has been concluded. Should debt financing in this amount be raised, the Company expects a remaining obligation in the amount of € 0.9 million. The Company plans further investments in EverQ. See "Business – Investments".

In the event of further future equity needs of EverQ, the parties to the joint-venture agreement will decide jointly whether corresponding capital increases will be implemented. Such decisions require the approval of both the Company and Evergreen. If corresponding capital increases are then implemented, the joint-venture agreement provides for an option for the benefit of the Company to increase its shareholding in the joint-venture to up to 50% following such capital increases. Such an increase would be based on a contractually agreed price

formula derived from an initial total investment volume plus interest premium on a per share basis, provided this does not conflict with the investment subsidy decisions received by EverQ and the restrictions specified therein. Negotiations concerning the inclusion of another joint venture partner are currently underway. A third joint venture partner that would initially obtain a minority shareholding is being considered; however, in the medium term (depending on development), an adjustment in phases to three equally entitled shareholdings of the three partners is envisaged. Apart from entering into the joint venture, this would in particular be aimed at strategic cooperation in the areas of technological cooperation and support in securing EverQ's silicon supply. If this transaction is concluded, this would reduce the percentage of the Company's shareholding in EverQ and result in a dilution of the option of the Company.

The Supervisory Board of EverQ initially has three members, of which two are appointed by Evergreen and one by the Company. The Chairman of the Management Board, Charles Anton Milner, is a Supervisory Board member of EverQ. Mr. Meendert Buurman, manager of finance of Q-Cells AG, is a member of the management of EverQ. If the Company's shareholdings were to increase to such an extent that Evergreen and the Company were to hold the same shareholding ratios, the parties would be required to increase the number of Supervisory Board members to a total of five, of which two would be respectively appointed by Evergreen and the Company and another member by both parties jointly. As long as Evergreen holds at least 50.1% of the share capital of EverQ, it is also entitled to propose the general manager, who then is to be appointed by the Supervisory Board. Key measures to be taken by EverQ require the approval of the Supervisory Board, whereby the approval of the Supervisory Board member appointed by the Company being required as long as the Company holds at least 15% of EverQ.

In the event that one party desires to sell its shares in EverQ, the other party has a right of first refusal.

Each party has a termination right if the other party fails to meet its capital contribution obligation, breaches a material contractual duty or becomes insolvent. A breach of a material contractual duty that justifies a termination exists if one of the contractual parties breaches contractual duties and this breach results in a materially detrimental effect on the financial situation or the business outlook of EverQ. If a termination occurs because one of the parties fails to meet its capital contribution obligations, EverQ will be dissolved and liquidated. The party failing to meet its capital contribution obligation must reimburse any costs incurred by the other party in connection with the negotiation, conclusion and implementation of the joint-venture agreement. If a termination occurs because of a breach of material contractual duties or due to the insolvency of one contractual party, the other party is entitled to acquire the shares of the defaulting or insolvent party at a discount to the fair value. The fair value will be determined pursuant to the provisions of the agreement. If a party fails to exercise this right or fails to do so on a timely basis, either party may request the dissolving and liquidation of EverQ. Otherwise, the right of ordinary termination of the joint-venture agreement is excluded until January 1, 2012. Thereafter, the agreement may be terminated by either party with a notice period of six months. In the event of ordinary termination, the non-terminating party is entitled to acquire the shares of the terminating party at their fair value. The fair value shall be determined pursuant to the provisions of the Agreement. If the terminating party fails to exercise this right or fails to do so on a timely basis, either party may request the dissolving and liquidation of EverQ.

If Evergreen intends to establish an additional joint-venture outside the United States of America with a third party for manufacturing wafers or photovoltaic-cells during the term of the joint-venture agreement, it is required first to offer the Company to participate in this joint venture. During the term of the agreement and until two years after the joint-venture agreement has been terminated, the Company is generally not permitted to engage in any activities in the area of string ribbon technology other than through EverQ.

Evergreen has entered into a license agreement with EverQ in connection with the joint-venture agreement. In this agreement, Evergreen has granted to EverQ a worldwide non-exclusive, non-transferable license for Evergreen's IP rights in relation to manufacturing, marketing or other uses of wafers based on the string ribbon technology as well as of cells and modules manufactured from such wafers. The license was granted at no charge.

Evergreen is required to inform EverQ during the course of the term of the joint-venture agreement, as well as in the event of its termination, during the two years following its termination on a regular basis of new patents, inventions, improvements and other IP rights, that would materially reduce production costs of wafers, cells and modules manufactured on the basis of the string ribbon technology or that would significantly increase their performance, efficiency or value and with respect to which EverQ has the right to request the licensing of such new developments to it in exchange for license fees to be paid to Evergreen. EverQ has granted to Evergreen, in regard to manufacturing, marketing and other use of wafers, cells and modules, a license to those IP rights that EverQ develops in the area of the string ribbon technology during the term of the license agreement, as well as in the event of termination, during the two years following its termination.

The license agreement is indefinite. It will be terminated if the parties agree to its termination or in the event that EverQ is dissolved and liquidated due to a termination of the joint-venture agreement. Upon termination, all licenses granted under the license agreement will also terminate.

The Company has also entered into a license agreement with EverQ, under which it grants to EverQ at no charge a worldwide non-exclusive, non-transferable license to the IP rights of the Company related to the manufacturing, marketing or other uses of wafers based on the string ribbon technology and of cells and modules manufactured from such wafers. The granting of the license occurs at no charge. The Company is obligated to regularly inform EverQ during the term of the agreement as well as over a period of two years following termination of the agreement, of new patents, inventions, improvements and other IP rights, which materially reduce the production costs for wafers, cells and modules manufactured on the basis of string ribbon technology, or which materially increase their output, efficiency or value, and EverQ has the right to request the licensing of such new developments to it in exchange for license fees to be paid to the Company. EverQ has granted the Company a license to such IP rights regarding the manufacturing, marketing and other use of cells and modules (not, however, for wafers), which EverQ develops in the area of string ribbon technology over the duration of the licensing agreement and for a period of two years following termination of the agreement.

The licensing agreement has an indefinite term. It ends when the parties agree on a termination. It also ends should EverQ, as a result of termination of the joint venture agreement, be dissolved or liquidated. Upon termination, all licenses granted under the licensing agreement are also terminated.

Interest in CSG Solar AG

Under a subscription agreement dated June 9/10, 2004, the Company has acquired a 21.19% shareholding in CSG Solar AG, Thalheim ("CSG Solar") in connection with a capital increase against contribution of equity in the amount of € 1.0 million. In 2005, by contributing additional equity in the aggregate amount of € 5.5 million, the Company increased its shareholding in CSG Solar to 22.32% in connection with a capital increase under an additional subscription agreement dated December 22, 2004.

Parties holding other significant shareholdings in CSG Solar include Renewable Energy Corporation ASA ("REC"), Norway (22.32%), a related party to the Company, and the shareholders of the Company APAX Europe V-A L.P., Channel Islands (22.32%), Good Energies Investments B.V. (11.10%), Netherlands, IBG Beteiligungsgesellschaft Sachsen-Anhalt mbH (3.63%), the Management Board members of the Company, Anton Milner, Reiner Lemoine and Thomas Schmidt, the Supervisory Board member of the Company, Dr. Thomas van Aubel and various employees of the Company (with a total of under 4%). There are also silent partnership interests of IBG Beteiligungsgesellschaft Sachsen-Anhalt mbH in the aggregate amount of € 3.8 million.

The purpose of CSG Solar's business activities is the development and production of photovoltaic modules using the CSG (crystalline silicon on glass) thin-film process developed by Pacific Solar Pty Limited, Australia, ("Pacific Solar"). It is expected that CSG thin-film technology will consume less than 1% of the silicon of conventional photovoltaic modules per Wp.

In a technology agreement dated June 4, 2004, CSG Solar has acquired the exclusive property rights to the CSG technology from Pacific Solar in exchange for the payment of a license fee based on CSG Solar's net sales after taxes (the amount depends on the efficiency achieved by the photovoltaic modules). However, as of January 1, 2008, a license fee of at least AUS$ 550,000 per year is due regardless of sales.

If CSG Solar transfers the rights to the CSG technology to a third party, a change in control of CSG Solar were to take place or any other transaction were to take place or other circumstances were to arise that would result in the transfer of the rights to the CSG technology to a third party within ten months of the production of the first solar module in the CSG factory, CSG Solar is obliged to subject the acquirer to the payment obligation of the license fee to Pacific Solar under the technology agreement and to pay to Pacific Solar 30% of the difference between the consideration received by CSG Solar for transferring the rights and the costs incurred by CSG Solar for the development of the CSG technology. If the amount to be paid to Pacific Solar calculated on the basis of the above criteria is less than € 10.0 million, Pacific Solar has the choice of accepting the payment of the difference owed by CSG Solar (in this case the license fee to be paid by the acquirer is reduced by 30%) or of refusing the payment of the difference (in this case, the license fee remains unchanged). If the payment of the difference due exceeds these amounts, Pacific Solar is obliged to accept payment of the difference and the license fee will be reduced by 30%.

CSG Solar AG is currently in the process of commercializing the CSG technology on the basis of the existing positive development results. In the first factory, two production lines with a total of 25 MWp annual nominal capacities are planned to be built. The total investment

volume according to current planning amounts to € 53.0 million. Construction of the factory has already begun. The first products are expected to be delivered in the first half of 2006. Construction of the factory by CSG Solar is supported by grants given by the Investitionsbank Sachsen-Anhalt on the basis of the program for the improvement of regional economic structures (*Gemeinschaftsaufgabe Verbesserung der regionalen Wirtschaftsstruktur*). An investment grant in the maximum amount of € 8.0 million was granted for the first production line by the grant decision dated December 23, 2004. In addition, CSG Solar took over research and development personnel and research and development premises as well as a pilot line in Sydney, Australia from Pacific Solar Pty. Ltd. An already existing pilot line in Sydney has been modified in an initial phase.

CSG Solar has granted to the Company and REC an exclusive right of first refusal in regard to all activities aimed at the commercialization of CSG technology that CSG Solar does not conduct itself but does wish to conduct together with third parties. This right of first refusal is available to the Company and REC jointly or in the event of a lack of interest on the part of one of the parties, is available to the other party.

If a shareholder of CSG Solar intends to sell its shares, the other shareholders are entitled to a right of first refusal. If a majority of at least 75% of the CSG Solar shareholders resolves to sell its CSG Solar shares, each shareholder may demand that all other shareholders sell their shares in connection with this sale. All shareholders have agreed to use their best efforts to effect an initial public offering of CSG Solar once the company has generated a profit before interest and taxes for a period of at least two quarters. If by September 30, 2008, neither a sale nor an initial public offering of CSG Solar has taken place, at least three shareholders, jointly holding at least 25% of the share capital of CSG Solar may demand that a sale of the shares in CSG Solar is initiated. In connection with this sale and under certain conditions, the shareholders not intending to sell will have the option of acquiring the shares of the shareholders intending to sell. If they do not exercise such acquisition option, an auction process for all shares of CSG Solar will be conducted.

INFORMATION ABOUT THE COMPANY

Incorporation, registration with the commercial register, corporate name and registered office

The Company is a stock corporation established under German law. It is registered with the commercial register of the local court (*Amtsgericht*) Stendal under HRB 16621 under the corporate name Q-Cells Aktiengesellschaft with its registered office in Thalheim. The business address of the Company is Guardianstrasse 16 in 06766 Thalheim, Tel: +49 (0)3494 668 60.

Q-Cells AG was established in the Federal Republic of Germany with its registered office in Berlin on basis of a foundation charter (*Gründungsurkunde*) dated November 22, 1999 and was registered on August 4, 2000 with the commercial register of the local court Charlottenburg in Berlin under HRB 76379. On August 29, 2002, the general shareholders' meeting resolved to transfer the registered office from Berlin to Thalheim. The transfer of the registered office became effective on December 12, 2002 upon entry in the commercial register of the local court Dessau under HRB 6621. Since the merging of the commercial register of the local court Dessau with the commercial register of the local court Stendal in 2003, the Company is registered with the commercial register of the local court Stendal under HRB 16621.

Purpose of the Company

Pursuant to Article 2 of the Articles of Association, the purpose of the Company consists in the development, industrial production and distribution of photovoltaic cells as well as of products for renewable electricity generation. To this end, the Company may acquire facilities for the production of photovoltaic cells, including turnkey factories, as well as the necessary real properties. Furthermore, the Company is authorized to perform all transactions and to take all measures which serve to promote directly or indirectly the purpose of the Company. The Company is entitled to establish branch offices in the Federal Republic of Germany and outside Germany, to establish, buy or sell companies of the same or similar type, to buy or to acquire shareholdings in such companies, whether directly or indirectly, and take over their management or limit itself to the administration of the shareholdings. The Company may spin off its operations in whole or in part to its affiliates.

Fiscal year and term of the Company

The fiscal year of the Company is the calendar year. The term of the Company is unlimited.

Publications

Pursuant to its Articles of Association, notifications of the Company will be published in the electronic version of the German Federal Gazette (*elektronischer Bundesanzeiger*) unless mandatory law prescribes a different form of notification. In accordance with stock exchange regulations, notifications pertaining to the shares following the completion of the Offering will also be published in one national newspaper designated for exchange notices by the Frankfurt Stock Exchange (*Frankfurter Wertpapierbörse*) and, if required by the Stock Exchange Admission Regulation (*Börsenzulassungs-Verordnung*), in the printed version of the German Federal Gazette (*Bundesanzeiger*).

Description of capital

The following overview presents a summary of certain information regarding the share capital of the Company and its development during the last three years, as well as certain provisions of the Articles of Association of the Company and of German law.

Share capital

Immediately prior to the implementation of the capital increase in connection with the Offering, the share capital (*Grundkapital*) of the Company amounted to € 30,257,052, divided into 30,257,052 no-par value ordinary bearer shares with a notional amount of € 1.00 in the share capital. All shares of the Company have been fully paid-in. After the capital increase of 6,656,552 no-par value ordinary bearer shares against cash contribution (the "Capital Increase") resolved by the Management Board on September 19, 2005 with the approval of the Supervisory Board as granted on September 19, 2005 was fully implemented, the share capital of the Company amounts to € 36,913,604, divided into 36,913,604 no-par value ordinary bearer shares, with a notional amount of € 1.00 in the share capital. The implementation of the capital increase was registered with the commercial register on October 4, 2005. The new shares resulting from the capital increase are also fully paid-in. The shares of the Company are represented by two global share certificates deposited with Clearstream Banking AG, Frankfurt am Main, as central depository for securities.

Holders of the shares have co-ownership interests in the respective global share certificates. The form and content of share certificates, dividend coupons and renewal coupons, if any, is determined by the Management Board of the Company in consultation with the Supervisory Board. The rights of shareholders to receive share certificates for their shares are excluded unless share certificates are required under the rules that apply to a stock exchange on which the shares are listed. The shares of the Company are freely transferable. There are no selling restrictions or other restrictions with regard to the transferability of the shares of the Company other than the contractual restrictions applying to the Company, the current Shareholders and the Underwriters described in the sections "The Offering – Selling Shareholders, lock-up agreements" and "The Offering – Underwriting – Selling restrictions".

Authorized capital

The Management Board is authorized, with the approval of the Supervisory Board, to increase, on one or more occasions, the share capital of the Company on or before July 31, 2010, by a total of up to € 15,128,526, through the issuance of new, no-par value ordinary bearer shares against cash contributions or contributions in kind and in doing so, to designate a date for the commencement of dividend distributions that deviates from the statutory model. The Management Board is authorized, with the approval of the Supervisory Board, to decide whether to exclude the subscription rights of the shareholders as well as to determine further details pertaining to each respective capital increase and the terms on which shares are to be issued. The exclusion of subscription rights is permissible in the case of a capital increase against contributions in kind, in particular in connection with the acquisition of a company or of a shareholding, preparations for an initial public offering, the issue of shares to employees of the Company or of an associated company, for fractional amounts, or for a capital increase

against cash contributions that does not exceed one tenth of the share capital and the issue price is not substantially less than the then current stock market price. The Supervisory Board is authorized to amend the Articles of Association in line with the scope of the capital increase from authorized capital. On September 19, 2005, the Management Board resolved, with the approval of the Supervisory Board as granted on September 19, 2005, to use the authorized capital in connection with the Offering by issuing up to 6,656,552 shares. After this capital increase from authorized capital was implemented in full, the authorized capital of the Company was reduced to up to € 8,471,974.

Conditional capital

Conditional Capital I

The share capital of the Company has been increased conditionally (Conditional Capital I) by up to € 1,720,860 through the issue of up to 1,720,860 no-par value ordinary bearer shares. The conditional capital increase may be used for the exercise of subscription rights that the Management Board was authorized to issue by the general shareholders' meeting of December 29, 2003. See "Management and Employees – Stock option and other bonus programs – 2003 Stock option program". The new shares arising from the exercise of the subscription rights carry an entitlement to receive dividends as of the commencement of the fiscal year in which they were created as a result of the exercise of the subscription rights. The conditional capital increase is only to be implemented to the extent that subscription rights were issued from Conditional Capital I and the holders of the subscription rights have exercised such rights. Following the completion of an increase of the share capital, whether in whole or in part, or upon expiration of the periods for which authorization has been granted, the Supervisory Board is authorized to amend the version of the Articles of Association (share capital) accordingly and to file an application for the registration of such amendment.

Conditional Capital II

The share capital of the Company has been increased conditionally (Conditional Capital II) by up to € 1,304,844 through the issue of up to 1,304,844 no-par value ordinary bearer shares. The conditional capital increase may be used for the exercise of subscription rights that the Management Board was authorized to issue by the general shareholders' meeting of August 16, 2005. See "Management and Employees – Stock option and other bonus programs – 2005 Stock option program". The new shares arising from the exercise of subscription rights carry an entitlement to receive dividends as of the commencement of the fiscal year in which they were created as a result of the exercise of the subscription rights. The conditional capital increase is only to be implemented to the extent that subscription rights were issued from Conditional Capital II and the holders of the subscription rights have exercised such rights. Following the implementation of an increase of the share capital, whether in whole or in part, or upon expiration of the periods for which authorization has been granted, the Supervisory Board is authorized to amend the version of the Articles of Association (share capital) accordingly and to file an application for the registration of such amendment.

Conditional Capital III

The share capital has been increased conditionally (Conditional Capital III) by up to € 12,102,822 through the issue of up to 12,102,822 new no-par value ordinary bearer shares. The conditional capital increase will only be implemented to the extent that the

holders of option or conversion rights or conversion/option exercise obligations arising from warrant or convertible bonds that are issued or guaranteed by the Company or its subsidiaries under the authorization granted to the Management Board by resolution of the general shareholders' meeting of August 16, 2005, exercise their exercise or conversion rights or, to the extent that they have conversion or exercise obligations, they fulfill such conversion/ exercise obligations. New shares are issued at the option or conversion price as indicated in the resolution granting authorization described above. The new shares carry an entitlement to receive dividends from the beginning of the fiscal year in which they are created as a result of the exercise of option or conversion rights or the fulfillment of conversion or option exercise obligations. The Management Board is authorized, with the approval of the Supervisory Board, to determine further details regarding the implementation of the conditional capital increase. Following the completion of an increase of the share capital, whether in whole or in part, or upon expiration of the periods for which authorization has been granted, the Supervisory Board is authorized to amend the version of the Articles of Association accordingly and to file an application for the registration of such amendment.

Development of the share capital in the last three years

Capital measures in fiscal year 2002

As of January 1, 2002, the share capital of the Company as registered with the commercial register amounted to € 75,000 and was divided into 75,000 registered no-par value shares, subject to transfer restrictions (*vinkuliert*), each such share having a notional amount of € 1.00 in the share capital.

On December 28, 2001, the Management Board resolved, with the approval of the Supervisory Board as granted on the same day, to make partial use of the existing authorized capital to increase the share capital of the Company by € 1,357 from € 75,000 to € 76,357 through the issue of 1,357 new, registered no-par value shares, subject to transfer restrictions, against cash contributions. In line with the authorization, the subscription rights of the shareholders were excluded. The new shares were issued at an issue price of € 1.00 per share to IBG Beteiligungsgesellschaft Sachsen-Anhalt mbH (IBG). IBG Beteiligungsgesellschaft made an additional payment of € 735.67 per share, thus paying € 998,299.67 in total. The additional payment was made through the partial release of a silent partnership held by IBG in such amount. The capital increase became effective on July 10, 2002, upon entry in the commercial register of the local court Charlottenburg.

On November 7, 2002, the Management Board resolved, with the approval of the Supervisory Board as granted on the same day, to make partial use of the existing authorized capital to increase the share capital of the Company by € 9,339 from € 76,357 to € 85,696 through the issue of 9,339 new, registered no-par value shares, subject to transfer restrictions, against cash contributions. In line with the authorization, the subscription rights of the shareholders were excluded. The new shares were issued to Aurax Exploitatiemaatschappij B.V. (subsequently renamed Good Energies Investments B.V.) at an issue price of € 1.00 per share. Aurax Exploitatiemaatschappij B.V. made additional payments totaling € 3,499,919.17 (corresponding to € 374.76 per share). The capital increase became effective on January 22, 2003 upon entry in the commercial register of the local court Dessau.

Capital measures in fiscal year 2003

On September 5, 2003, the Management Board resolved, with the approval of the Supervisory Board as granted on the same day, to make partial use of the existing authorized capital to increase the share capital of the Company by € 1,334 from € 85,696 to € 87,030 through the issue of 1,334 new, registered no-par value shares, subject to transfer restrictions, against cash contributions. In line with the authorization, the subscription rights of the shareholders were excluded. The new no-par value shares were issued at an issue price of € 1.00 per share to DKB Wagniskapital Unternehmensbeteiligungsgesellschaft mbH. DKB Wagniskapital Unternehmensbeteiligungsgesellschaft mbH made an additional payment of € 749 per share, thus paying € 999,166 in total. The capital increase became effective on December 16, 2003 upon entry in the commercial register of the local court Stendal.

On November 5, 2003, the Management Board resolved, with the approval of the Supervisory Board as granted on the same day, to make partial use of the existing authorized capital to increase the share capital of the Company by € 2,667 from € 87,030 to € 89,697 through the issue of 2,667 new, registered no-par value shares, subject to transfer restrictions, against cash contributions. In line with the authorization, the subscription rights of the shareholders were excluded. The new shares were issued at an issue price of € 1.00 per share to Mithril GmbH. Mithril GmbH made an additional payment of € 749 per share, thus paying € 1,997,583 in total. The capital increase became effective on December 16, 2003 upon entry in the commercial register of the local court Stendal.

On December 29, 2003, the general shareholders' meeting resolved to increase the share capital of the Company by up to € 8,900 through the issue of up to 8,900 new, registered no-par value shares, subject to transfer restrictions (Conditional Capital I). The conditional capital increase was used for the exercise of subscription rights under the 2003 stock option program the implementation of which was resolved by the general shareholders' meeting of the same day. For details of the 2003 stock option program, see "Management and Employees – Stock option and other bonus programs". The amendment made to the Articles of Association with respect to the conditional capital increase became effective on February 18, 2004 upon entry in the commercial register of the local court Stendal.

Capital measures in fiscal year 2004

On January 16, 2004, the Management Board resolved, with the approval of the Supervisory Board as granted on the same day, to make partial use of the existing authorized capital to increase the share capital of the Company by € 1,905 from € 89,697 to € 91,602 through the issue of 1,905 new, registered no-par value shares, subject to transfer restrictions, against cash contributions. In line with the authorization, the subscription rights of the shareholders were excluded. The new shares were issued at an issue price of € 1.00 per share to Good Energies Investments B.V. Good Energies Investments B.V. made an additional payment totaling € 998,429.55 (corresponding to € 524.11 per share). The capital increase became effective on February 26, 2004 upon entry in the commercial register of the local court Stendal.

On February 17, 2004, the Management Board resolved, with the approval of the Supervisory Board as granted on the same day to make partial use of the existing authorized capital to increase the share capital of the Company by € 5,333 from € 91,602 to € 96,935 through the issue of 5,333 new, registered no-par value shares, subject to transfer restrictions, against

cash contributions. In line with the authorization, the subscription rights of the shareholders were excluded. The new shares were issued at an issue price of € 1.00 per share to APAX Europe V-A L.P. APAX Europe V-A L.P. made an additional payment totaling € 3,994,417 (corresponding to € 749 per share). The capital increase became effective on March 16, 2004 upon entry in the commercial register of the local court Stendal.

On May 24, 2004, the Management Board resolved, with the approval of the Supervisory Board as granted on the same day, to make partial use of the existing authorized capital to increase the share capital of the Company by € 12,692 from € 96,935 to € 109,627 through the issue of 12,692 new, registered no-par value shares, subject to transfer restrictions, against cash contributions. In line with the authorization, the subscription rights of the shareholders were excluded. The new shares were issued at an issue price of € 1.00 per share to Good Energies Investments B.V. (10,682 shares) and to APAX Europe V-A L.P. (2,010 shares). Good Energies Investments B.V made an additional payment totaling € 5,598,543.02 (corresponding to € 524.11 per share) and APAX Europe V-A L.P. made an additional payment totaling € 1,505,490 (corresponding to € 749 per share). The capital increase became effective on August 5, 2004 upon entry in the commercial register of the local court Stendal.

On August 23, 2004, the general shareholders' meeting resolved to increase the share capital of the Company from the Company's own resources by € 9,976,057 from € 109,627 to € 10,085,684. The capital increase was implemented through the issue of 9,976,057 new, registered no-par value shares, subject to transfer restrictions, which were issued to shareholders of the Company in the amount of 91 new shares for one old share. The capital increase from the Company's own resources became effective on September 8, 2004 upon entry in the commercial register of the local court Stendal. As a result of the capital increase from the Company's own resources, the conditional capital automatically increased in the same proportion as the share capital, thus rising to up to € 818,800. By resolution of the same day, the general shareholders' meeting cancelled the authorized capital that existed at that date and created new authorized capital of up to € 5,042,842. Under the resolution, the Management Board was authorized, with the approval of the Supervisory Board, to increase, on one or more occasions, the share capital of the Company by a total of up to € 5,042,842 on or before July 31, 2009, through the issue of new registered no-par value shares, subject to transfer restrictions, against contributions in kind or cash contributions. Furthermore, the Management Board was authorized, with the approval of the Supervisory Board, to decide whether to exclude the subscription rights of the shareholders, with such exclusion only being permissible in the case of a capital increase against contributions in kind in connection with the acquisition of a company or of a shareholding, preparations for an initial public offering, the issue of shares to employees of the Company or of an associated company, for fractional amounts, or – following an initial public offering – for a capital increase against cash contributions that does not exceed one tenth of the share capital and for which the issue price is not substantially less than the then current stock market price. The corresponding amendments to the Articles of Association related to the capital measures became effective on September 8, 2004 upon entry in the commercial register of the local court Stendal.

Capital measures in current fiscal year 2005

The general shareholders' meeting of August 16, 2005 resolved to cancel the 2003 stock option program and to decrease the conditional capital (Conditional Capital I) corresponding to the number of stock options not issued under the 2003 stock option program or being available again due to dismissals. Accordingly, the conditional capital resolved on December 29, 2003 was adapted to up to € 573,620.

Furthermore, the general shareholders' meeting of August 16, 2005, resolved to create a conditional capital II for the 2005 stock option program. Consequently, the share capital of the Company was increased conditionally by up to € 434,948 through the issue of up to 434,948 registered no-par value shares, subject to transfer restrictions. See "– Conditional capital – Conditional Capital II".

By resolution of the same day, the general shareholders' meeting created an additional conditional capital of up to € 4,034,274 for option and conversion rights issued under the authorization to issue warrant or convertible bonds resolved on the same day (Conditional Capital III). See "– Conditional capital – Conditional Capital III". The resolutions regarding the adaptation of the Conditional Capital I, the creation of Conditional Capital II and the Conditional Capital III were registered with the commercial register of the local court Stendal on August 18, 2005.

In addition, the general shareholders' meeting of August 16, 2005 resolved to increase the share capital of the Company from the Company's own resources by € 20,171,368 from € 10,085,684 to € 30,257,052. The capital increase was implemented through the issue of 20,171,368 new registered no-par value shares that were issued to existing shareholders of the Company in the amount of two new shares for one old share. The capital increase from the Company's own resources also became effective on August 18, 2005, upon entry in the commercial register of the local court Stendal but later than the resolutions concerning the creation of the Conditional Capital I as well as of the Conditional Capital II and the Conditional Capital III. As a result of the capital increase from the Company's own resources, the Conditional Capital I, the Conditional Capital II and the Conditional Capital III increased automatically in the same proportion as the share capital, to € 1,720,860, € 1,304,844 and to € 12,102,822 respectively. See "– Conditional capital".

By resolution of the same day, the general shareholders' meeting cancelled the authorized capital that existed at that date and created a new authorized capital of up to € 15,128,526. See "– Authorized capital". The corresponding amendments to the Articles of Association relating to the capital increases became effective on August 18, 2005, upon entry in the commercial register of the local court Stendal.

The general shareholders' meeting of August 16, 2005, also resolved to convert the entire share capital of the Company from registered shares subject to transfer restrictions to bearer shares. The authorized capital and conditional capitals were also converted to bearer shares accordingly. The corresponding amendments to the Articles of Association were entered in the commercial register of the local court Stendal on September 20, 2005.

With the approval of the Supervisory Board granted on September 19, 2005, it was resolved by the Management Board on September 19, 2005 to implement a capital increase against

cash contributions from authorized capital of up to € 6,656,552 through the issue of up to 6,656,552 new no-par value ordinary bearer shares and in doing so to exclude the subscription rights of the shareholders. These shares form the subject matter of the Offering. The implementation of the capital increase was registered with the commercial register of the local court Stendal on October 4, 2005. After the capital increase was implemented in full, the authorized capital of the Company amounts to € 8,471,974.

Information about the rights attached to shares of the Company

Subscription rights

Under German stock corporation law, each shareholder generally has subscription rights with respect to the issue of new shares in connection with a capital increase (including securities convertible into shares, bonds with warrants, profit participation rights (*Genussrechte*) or bonds with profit participation rights). No subscription rights exist for silent partnership interests. Subscription rights are generally freely transferable and may be traded on any of the German stock exchanges for a specified period preceding the expiration of the subscription period. The Company does not, however, guarantee any such trading. The general shareholders' meeting may exclude shareholders' statutory subscription rights by means of a resolution passed with a majority of the votes cast, along with a majority of at least three-quarters of the share capital represented at the general shareholders' meeting at the time the resolution is adopted. Such an exclusion of subscription rights requires that the Management Board submits a report stating the reasons why the interest of the Company in excluding the subscription rights outweighs the interest of the shareholders in being granted such subscription rights. An exclusion of subscription rights with regard to newly issued shares is generally permissible if the Company increases the share capital by way of cash contribution, the amount of such capital increase does not exceed 10% of the existing share capital of the Company and the issue price of the new shares is not substantially less than the then current stock market price. Even when using authorized capital, the Management Board may, with the approval of the Supervisory Board, exclude subscription rights in certain cases in accordance with the relevant authorizations granted by the general shareholders' meeting. See "– Authorized capital".

Dividend rights

The shares offered in this Offering will carry full dividend rights as of January 1, 2005.

Pursuant to the statutory model, the dividend rights of shareholders depend on their interest in the share capital of the Company. The Articles of Association of the Company provide, in the case of the issue of new shares, that the commencement of the entitlement to dividends may be determined in deviation from this rule.

The Company has issued profit participation rights in the nominal amount of € 15.0 million and there are silent partnership interests in the Company amounting to € 4.1 million. The profit participation rights and the silent partnership interests provide for fixed and profit-dependant compensations, which the Company must pay to the respective investor for the granting of the capital. The corresponding payments made reduce profits and, therefore, the annual net income of the Company, and thus have priority over dividend payments to shareholders. See "Management Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and capital resources – Capitalization – Profit participation rights capital/Silent partners' interests".

Right to participate in the general shareholders' meeting and voting rights

All shareholders have the right to participate in the general shareholders' meeting and to exercise their voting rights provided that they deposit their shares or deposit certificates pertaining to the shares issued by a central depository for securities no later than seven days before the general shareholders' meeting at a notary, a central depository for securities, a banking institution indicated in the invitation calling the general shareholders' meeting or such other place as may be indicated in the invitation calling the general shareholders' meeting, with such shares being left there until the conclusion of the general shareholders' meeting. This requirement can also be fulfilled by having the shares held with a different banking institution, with the approval of the depository agent, and blocked until the conclusion of the general shareholders' meeting. If the shares are deposited at a notary, the certificate confirming this must be submitted to the Company no later than on the third day preceding the general shareholders' meeting. As long as no share certificates have been issued, the conditions for shareholder participation in the general shareholders' meeting will be indicated in the invitation calling the meeting. Each no-par value share confers one vote at the general shareholders' meeting.

The invitation calling the general shareholders' meeting is placed once in the electronic version of the German Federal Gazette (*elektronischer Bundesanzeiger*) and contains the information required by law stating that a period of one month must extend between the date of publication and the expiration of the date on which the shares must be deposited (with those two dates not included in the period). The annual ordinary general shareholders' meeting for a fiscal year that has ended must be held within the first eight months of the following fiscal year.

To comply with the provisions contained in the German Act on Business Integrity and the Modernization of Shareholder Actions (*Gesetz zur Unternehmensintegrität und Modernisierung des Anfechtungsrechts, UMAG*), which will come into effect on November 1, 2005, the Company plans to bring the rules governing participation in general shareholders' meetings and the exercise of voting rights into line with the future provisions of the law. By resolution of August 16, 2005, the general shareholders' meeting, *inter alia*, adjusted the Articles of Association to make them conform to the Act on Business Integrity and the Modernization of Shareholder Actions and instructed the Management Board of the Company to register the amended Articles of Association upon the effectiveness of the UMAG with the commercial register. Pursuant to the future provisions of the Articles of Association, only those shareholders who have notified the Company of their attendance in a timely manner will be entitled to participate in the general shareholders' meeting and to exercise their voting rights. The notification must be received by the Company in text form at the address given in the invitation calling the meeting no later than on the seventh day preceding the meeting. In addition, shareholders will have to provide proof of their eligibility to participate in the general shareholders' meeting and exercise their voting rights by means of a special certificate in text form confirming their shareholding and issued by the institute maintaining the relevant securities account. The certificate must relate to the commencement of the 21st day preceding the meeting and must be received by the Company at the address indicated in the invitation calling the meeting no later than on the seventh day preceding the meeting. Only those persons who provide such certificate will be deemed shareholders in relation to the Company for the purposes of participating in the general shareholders' meeting or exercising voting rights.

Participation in liquidation proceeds

Any assets that may remain after the settlement of liabilities will be distributed among the shareholders in proportion to their shareholdings.

Profit participation rights

In December 2004, the Company issued profit participation rights with a total nominal value of € 15 million to PREPS 2004-2 LP, Jersey, Channel Islands. PREPS (Preferred Pooled Shares) is a financing product that is similar in character to equity. As consideration for making available the nominal amount of the profit participation right, PREPS 2004-2 LP receives a guaranteed profit of 7.5% p.a. on the nominal amount. In the event that the Company fails to pay the guaranteed profit when due or the computation of net income is not presented in a timely manner, the guaranteed profit increases to 12% p.a. on the nominal amount until the Company satisfies its obligation. In addition, PREPS 2004-2 LP receives an annual profit participation that depends on the net income of the Company. The profit participation depends on the net income of the Company as follows:

- up to and including € 45 million, 7.5% p.a. based on the nominal amount,
- from € 45 million up to and including € 55 million, 8.5% p.a. based on the nominal amount,
- over € 55 million, 9.5% based on the nominal amount.

The profit participation for a given fiscal year is reduced by the guaranteed profit for that fiscal year. Upon such reduction, the increase in the guaranteed profit resulting from a breach of the Company's obligation is not taken into account. Claims arising from the participation right are senior to the claims of the shareholders and junior to claims of other creditors of the Company.

The profit participation rights have a term until October 7, 2011. The nominal amount of the profit participation rights is due upon the expiration of the term of contract. The profit participation rights may be terminated by either party for good cause without notice. In addition to certain insolvency and liquidation events, payment defaults and breaches of contractually agreed information obligations, constituting good cause for PREPS 2004-2 LP includes:

- The sale, pledge or other encumbrance of the shares of the Company or their conversion resulting in a change of control in relation to the Company unless the change of control does not materially impair the legal position or economic interests of PREPS 2004-2 LP. A change of control exists if a party that has not held a majority of shares of the Company so far acquires a majority shareholding in the Company. The initial admission of the shares of the Company to exchange trading is not deemed to constitute a change of control.
- Distributions to shareholders as long as payment claims due under the profit participation right have not been settled.

In addition, the Company has undertaken the following, *inter alia*,

- not to redeem or repurchase own shares as long as payments due to PREPS 2004-2 LP have not been made;

- to facilitate the conduct of a non-public credit rating by a rating agency on an annual basis and to make such credit rating available to PREPS 2004-2 LP;
- not to issue any financing instruments that provide for profit-linked or profit-based compensation (profit participation rights, silent partnership interests, profit participating loans, but not contributions to the share capital and payments made into capital reserves) and subordinated financing instruments that would, in the event of insolvency, be senior to claims under the profit participation right without the prior written approval of PREPS 2004-2 LP.

In the event of a breach of these obligations, PREPS 2004-2 LP is entitled to exercise an extraordinary termination right.

If PREPS 2004-2 LP exercises its extraordinary termination right in respect of the profit participation rights, the nominal amount plus the aggregate amount of all guaranteed profits that would accrue until the end of the regular term (less the hypothetical earnings that could have been obtained by an alternative investment of the nominal amount) are payable to PREPS 2004-2 LP.

Extensive information rights are provided for the event of deterioration in creditworthiness or of payment arrears. In such cases, PREPS 2004-2 LP is entitled to inspect internal financial reports (including liquidity plans) on an on-going basis, to request meetings with the Management Board and, to the extent permitted by law, to inspect Supervisory Board and Management Board minutes and to conduct meetings with the advisors of the Company. If the Company fails to fully meet its payment obligations in a timely basis on two consecutive payment dates or if its credit rating falls to or below B3 (Moody's) or a similar level in the case of other rating agencies, PREPS 2004-2 LP is entitled to inform itself about all important Company transactions and agreements, to inspect Management Board monthly reports as well as the books of the Company and to request that recovery measures discussions will initially be held solely with PREPS 2004-2 LP.

On November 24, 2004, the general shareholders' meeting of the Company approved the issue of the profit participation rights with an exclusion of the subscription rights of the shareholders. In letters dated January 20 and 28, 2005, the Management Board and the Chairman of the Supervisory Board declared to the commercial register of the local court Stendal that a profit participation rights capital with a total nominal value of € 15 million had been issued. The announcement required under Section 221(2) sentence 3 of the German Stock Corporation Act was made in the electronic version of the German Federal Gazette (*elektronischer Bundesanzeiger*) on February 7, 2005.

Silent partnership interests

Silent partnership interest of IBG

IBG Beteiligungsgesellschaft Sachsen-Anhalt mbH ("IBG"), which is also a shareholder of the Company, holds a silent partnership interest pursuant to a participation agreement dated August 9, 2000. The silent partnership interest initially amounted to approximately € 4.1 million. In connection with the capital increase that was registered with the commercial register of the local court Charlottenburg on July 10, 2002, approximately € 1.0 million of the silent partnership interest was converted into an additional payment to capital reserves of the

Company. Accordingly, a silent partnership interest in the amount of € 3.1 million still exists. IBG receives from the Company a compensation of 8% p.a. that is not profit-related for its silent partnership interest. In addition, IBG has a 50% interest in the net income of the Company (adjusted in accordance with the terms of the participation agreement), but with such interest profits limited to a maximum of 5% of its silent partnership interest. IBG's participation in losses is excluded. IBG does not participate in the hidden reserves of the Company. However, in the event that the Company loses its small- and medium-sized business status as a result of a change in the shareholder structure, an "exit fee" of 25% of the amount of the silent partnership interest must be repaid in lieu of hidden reserves.

The silent partnership interest will generally terminate on August 6, 2010. Upon termination, the silent partnership interest must be returned in full. The Company may terminate the silent partnership interest early with three month's notice. IBG may terminate the silent partnership interest without notice for good cause. Good cause is deemed to exist in the event of, for example, the sale of the business or of business assets by the Company, changes in the ownership holding or structure of the Company, material breaches of contractual obligations (and violations of payment obligations in particular) as well as certain insolvency events or a distribution to shareholders that is obviously disproportionate to the earnings capacity and capitalization of the Company.

Although IBG has no management rights, certain measures are subject to its approval. Such measures include the following: amendments to the shareholder agreement; the admission of new shareholders (including silent partners); the appointment and dismissal of general managers; the conclusion, modification or termination of company agreements (*e.g.*, profit transfer, domination (for tax purposes), license and patent use agreements); the acquisition and disposal of shareholdings in other companies; the sale of the Company, whether in whole or in part; the extension of loans to shareholders, their relatives, or related companies; the rendering of services to other companies by shareholders of the Company and the acquisition of shareholdings in other companies by the shareholders. In the event that IBG's right of approval is violated, IBG may exercise an extraordinary termination right.

IBG has extensive information rights under the agreement. They include, for example, the presentation of reports concerning tax audits, quarterly reports on the Company's economic development, the presentation of earnings and finance plans as well as the review of financial statements.

In the event that insolvency proceedings are opened with respect to the assets of the Company, IBG's claims under the silent partnership are junior to those of other creditors of the Company. Such subordination does not apply with regard to claims of shareholders and/or their relatives, even if they have been assigned to a third party prior to the opening of insolvency proceedings. The satisfaction of IBG's claims is senior to these claims.

Mr. Lemoine (Management Board member of the Company), Dr. Feist (co-founder of the Company and head of the Company's technology department) and Dr. Grunow (co-founder of the Company and head of the Company product management) have issued guarantees in respect of the repayment of parts (TDM 166 in each case) of the nominal amount of the silent partnership as well as other payment obligations resulting therefrom.

The general shareholders' meeting of the Company on August 7, 2003, approved the participation agreement with IBG; the registration with the commercial register took place on November 25, 2003.

Silent partnership interest of MBG

Mittelständische Beteiligungsgesellschaft Sachsen-Anhalt mbh ("MBG") holds a silent partnership interest of € 1.0 million pursuant to a participation agreement dated June 17/July 22, 2002. MBG receives a fixed compensation of 7.5% p.a. for its silent partnership interest. In addition, MBG has a 50% interest in the net income of the Company (adjusted in accordance with the terms of the participation agreement), but with such interest in net profits limited to a maximum of up to 1.75% of its silent partnership interest. MBG's participation in losses is excluded. MBG does not participate in the hidden reserves of the Company.

The silent partnership interest will generally terminate on December 31, 2012. Upon termination, the silent partnership interest must be returned in full. The Company may terminate the silent partnership interest with 12 month's notice. MBG may terminate the silent partnership interest at any time for good cause. The initial public offering of the Company constitutes good cause in particular. Good cause is also deemed to exist in the event of breaches of MBG's approval and information rights under the agreement, as well as other material breaches of contractual obligations, the failure to pay due amounts on time, certain insolvency events, the (partial) discontinuation of business operations, or the removal, lease or sale of assets, or the transfer of the registered office to a location outside the state of Saxony-Anhalt as well as the sale of all shares of the Company to an investor.

If the silent partnership interest is terminated earlier than scheduled, MBG is entitled to an additional "exit fee." It amounts to 0.5% of the participation for each year by which the regular term of the agreement is reduced (with the year in which early repayment occurs considered as a full year).

Although MBG has no management rights, certain measures are subject to its approval. Such measures include the modification of the purpose of the Company or its legal form, the transfer, lease, sale or discontinuance of the business, whether in whole or in part, the conclusion, modification or termination of Company agreements and, in certain cases, the conclusion, modification or termination of agreements concerning the granting or acquisition of licenses, trademarks or know-how, patents, utility models or designs patents. In the event that IBG's right of approval is violated, MBG may exercise an extraordinary termination right.

The Company is obliged to inform MBG about changes in the Management Board, capital measures and significant changes in the shareholder structure. In addition, upon request of MBG, business documents must be presented. Mr. Lemoine (Management Board member of the Company) and Mr. Milner (Chairman of the Management Board of the Company) have issued a guarantee (in proportion to their shareholdings) for payment claims of MBG under the participation agreement. Furthermore, Bürgschaftsbank Sachsen-Anhalt GmbH has issued a repayment guarantee of up to € 0.8 million and a guarantee for payment of the participation fee of up to 80%. The guarantees issued by Mr. Lemoine and Mr. Milner are senior.

The general shareholders' meeting of the Company on August 7, 2003, approved the participation agreement with MBG; the registration with the commercial register took place on November 25, 2003.

The Company intends to repay the silent partnership interests of IBG and MBG in full. See "Reasons for the Offering and Use of Proceeds".

For information about the silent partnership interests, see "Information About the Company – Description of capital – Silent partnership interests".

Authorization to issue warrant and convertible bonds

The general shareholders' meeting held on August 16, 2005, authorized the Management Board, with the approval of the Supervisory Board, to issue by July 31, 2010, on one or several occasions, bearer warrant and/or convertible bonds with a total nominal value of up to € 500 million with or without maturity limitation, and to grant holders of warrant bonds, warrant rights or holders of convertible bonds conversion rights on shares of the Company with a proportionate amount of the share capital of up to € 4,034,274.00 as specified in the terms and conditions of the warrant and convertible bonds. Pursuant to the resolution by the shareholders' meeting, the latter amount increased to € 12,102,822.

The warrant and/or convertible bonds may be issued in other currencies than in Euro – subject to limitation of the corresponding Euro equivalent amount – in a legal currency of an OECD country. Such bonds may also be issued by a subsidiary group company of the Company; in such case, the Management Board is authorized, with approval of the Supervisory Board, to extend a guarantee on behalf of the Company for the warrant and/or convertible bonds and to grant holders of warrant and/or convertible bonds warrant or conversion rights on shares of the Company.

The statutory subscription right will be granted to the shareholders either directly or in such a manner that the warrant or convertible bonds are subscribed to by a credit institution, a group of credit institutions or syndicate of credit institutions subject to the obligation to offer such bonds to the shareholders. If warrant or convertible bonds are issued by a subsidiary group company, the Company must ensure that shareholders of the Company are granted their statutory subscription rights set out in the previous sentence. However, the Management Board is authorized to exclude fractional amounts that result due to subscription ratios from the shareholders' subscription rights and to also exclude the subscription right to such an extent as deemed necessary to grant holders of previously issued warrant and conversion rights a subscription right to the extent they would have as shareholders upon exercise of the warrant and conversion rights.

The Management Board is further authorized, with the approval of the Supervisory Board, to completely exclude shareholders' subscription rights on warrant and/or convertible bonds, provided that the Management Board, upon due examination, decides that the issue price for the warrant and/or convertible bonds is not materially lower than the hypothetical market value, determined pursuant to recognized, in particular, finance-mathematical, methods. However, the total proportionate amount of the share capital accounted for the number of shares to be issued from the Conditional Capital III established by this authorization together with the proportionate amount of the share capital from new shares issued since the resolution on this authorization pursuant to authorizations, if any, to issue shares from authorized capital excluding subscription rights pursuant to Section 186 (3) sentence 4 of the German Stock Corporation Act, may not exceed 10% of the existing share capital of the Company at the time of the resolution of the general shareholders' meeting on this authorization or – if such amount is lower – the share capital of the Company existing upon exercise of this authorization. The proportionate amount of the share capital to which a subscription or conversion right or obligation exists pursuant to warrant or convertible bonds that were issued excluding

subscription rights under corresponding application of Section 186 (3) sentence 4 of the German Stock Corporation Act since the time of the resolution on this authorization must be considered in determining such limitation. In addition, the sale of own shares must be considered in determining such limitation, provided such sale will be made pursuant to an authorization according to Section 71 (1) no. 8 sentence 5 in connection with Section 186 (3) sentence 4 of the German Stock Corporation Act excluding subscription rights after the resolution on this authorization.

In the event that warrant bonds are issued, each partial bond (*Teilschuldverschreibung*) will receive one or more warrants authorizing the holder to subscribe to shares of the Company as specified in the terms and conditions to be determined by the Management Board. For warrant bonds denominated in Euros and issued by the Company, the terms and conditions of such warrant bonds may provide that the warrant price may also be settled by transferring partial bonds and an additional cash payment, if required. The proportionate amount of the share capital accounted to the shares to be subscribed to per partial bond may not exceed the nominal amount of the partial bonds. In case fractional shares occur, these fractions may be cumulated to subscribe to full shares as specified in the terms and conditions of the warrant bonds, and by additional cash payment, if required.

In the event that convertible bonds are issued, the holders of such bonds will receive the irrevocable right to convert their bonds to no-par value shares of the Company as specified in the terms and conditions of the convertible bond, determined by the Management Board. The conversion ratio can be derived from the division of the nominal value or the issue price of a bond, in case such issue price is lower than the nominal value of a partial bond, by the fixed conversion price for one share of the Company and may be rounded up or down to a full number; furthermore, an additional cash payment and an accumulation or a compensation for non-convertible fractions may be determined. The terms and conditions for the bonds may provide for a variable conversion ratio and the determination of the conversion price (subject to the minimum price as set out below) within a predefined range depending on the development of the Company's share price during the term of the bond.

The respective warrant or conversion price of a share to be determined must, with the exception of a mandatory conversion, correspond to at least 80% of the arithmetic mean of the closing price of the Company's share in Xetra trading on the Frankfurt Stock Exchange or in a corresponding successor system on the last 10 trading days before the day of the resolution of the Management Board on the issue of warrant or convertible bonds, or – in the event of the grant a subscription right – to at least 80% of the non-weighted, average stock exchange price of the Company's shares – Xetra trading on the Frankfurt Stock Exchange or a corresponding successor system – during the days on which the subscription rights for warrant or convertible bonds are traded on the Frankfurt Stock Exchange, with the exception of the last two trading days of subscription rights trading (in each case, the minimum price). Section 9 (1) of the German Stock Corporation Act will remain unaffected.

The warrant or conversion price may, without prejudice to Section 9 (1) German Stock Corporation Act, be reduced pursuant to a dilution protection clause stipulated in the terms and conditions of the convertible bond or the warrants, if the Company, during the warrant or conversion period and when granting an exclusive subscription right to its shareholders or by means of a capital increase from the Company's own resources, increases its share capital or

issues additional warrants or convertible bonds or grants or guarantees warrant rights and does not grant holders of existing warrant or conversion rights a subscription right to such extent that they would be entitled to upon exercise of the warrant or conversion rights. The reduction of the warrant or conversion price may also be effectuated by a cash payment or by a reduction of a proposed additional cash payment upon exercise of the warrant or conversion rights or by satisfying a conversion obligation. Instead of a cash payment or a reduction of an additional cash payment, the conversion ratio – if possible – may also be adjusted by a reduced conversion price. In addition, the terms and conditions for warrants or convertible bonds may provide for, in the event of a capital reduction or other extraordinary measures or events (such as, for example, unusually high dividends, change of control attained by third parties), an adjustment of the warrant and conversion rights or conversion obligations.

The terms and conditions for the bonds may provide for the right of the Company, upon conversion or exercise of a warrant right, not to grant new shares, but to make a cash payment for the number of shares otherwise to be transferred corresponding to the non-weighted, average closing price for the Company's shares in Xetra trading on the Frankfurt Stock Exchange or in a corresponding successor system during the 10 trading days before or after the declaration to exercise the conversion or warrant. The terms and conditions for the bonds may also provide that the warrant or convertible bonds, as determined by the Company, may be converted into existing shares of the Company or of another listed company instead of new shares from conditional capital or that the conversion and warrant rights may be satisfied by transfer of such shares.

The terms and conditions for the bonds may also provide for conversion or warrant obligations at the end of their maturity (or at another time) or for the right of the Company to grant to the bond holders at maturity of the convertible bond shares of the Company or of another listed company instead, either partially or in full, of the cash payment due at maturity (this also includes maturity due to termination). In such a case, the warrant or conversion price, as specified in the terms and conditions of the bonds, may correspond to the average stock exchange price for the Company's shares in Xetra trading on the Frankfurt Stock Exchange (or a comparable reference price of a successor system) during the 10 trading days before or after maturity, even if this average stock exchange price is below the minimum price (80%) described above. The proportionate amount of the share capital of the shares issued upon conversion may not exceed the nominal amount of the convertible bonds.

The Management Board is authorized, with the approval of the Supervisory Board, to provide for the additional details of the issue and the terms and conditions of the warrants and convertible bonds, in particular, interest rate, issue price, term and denomination, dilution protection provisions, warrant or conversion period, as well as, subject to the conditions described above, to determine the conversion or warrant price or to determine it together with the corporate bodies for the group subsidiary company of the Company issuing the warrant or convertible bonds, respectively. To date, this authorization has not been exercised.

Authorization to acquire and use own shares

The general shareholders' meeting of August 16, 2005 authorized the Management Board to acquire own shares in a total amount of up to 10% of the existing share capital. The authorization may be exercised, in whole or in part, on one or more occasions, for one or more purposes of the Company. At no point in time may the acquired shares, together with other

own shares held by the Company or attributed to it according to legal provisions, exceed more than 10% of the share capital. The authorization may not be used for the purpose of trading with own shares.

The authorization is valid until December 31, 2006. As no stock exchange listing was in effect at the time this resolution was adopted, the resolution provides rules for the period both before and after a stock exchange listing.

At the Management Board's discretion an acquisition of own shares may be made by means of a public tender offer or public invitation to submit such an offer extended to all shareholders, or by means of a public exchange offer or public invitation to submit such an offer extended to all shareholders for shares of a company listed on a stock exchange within the meaning of Section 3(2) of the German Stock Corporation Act, and, after the commencement of trading, through the stock exchange.

Before the shares are listed for the first time, the price paid per no-par value share may not exceed the value of the shares determined in connection with the last capital increase by more than 5% and may not fall below € 0.01.

After the shares have been listed for the first time, the purchase price paid by the Company per no-par value share may not exceed the average value on the Frankfurt Stock Exchange or on a foreign stock exchange, if the shares of the Company are listed on such exchange, of the stock market price (excluding incidental acquisition costs) for the shares of the Company quoted for the five stock exchange trading days preceding the acquisition of the shares by more than 5% and may not fall below € 0.01.

The Management Board is authorized, with the approval of the Supervisory Board, to use the shares of the Company which were acquired pursuant to the authorization for all legally permissible purposes, in particular for the purposes set out below:

- to offer shares to third parties in connection with a merger with other companies or in connection with the acquisition of other companies or shareholdings; the subscription rights of shareholders are excluded in such cases;
- to issue shares in connection with the 2003 stock option program, the 2005 stock option program and future stock option programs; the subscription rights of shareholders are excluded in such cases;
- to dispose of shares other than through the stock exchange or through an offer to the shareholders provided that the shares are sold against cash payment at an amount that is not significantly lower than the stock exchange price of the shares of the Company at the time of disposal. In such a case, the number of shares disposed of excluding subscription rights pursuant to Section 186 (3) sentence 4 of the German Stock Corporation Act may not exceed 10% of the share capital, neither at the time it becomes effective nor upon exercise of this authorization. The shares that were issued from authorized capital excluding subscription rights pursuant to Section 186 (3) sentence 4 of the German Stock Corporation Act during the validity of this authorization are taken into account when calculating this limitation. Furthermore, such shares must be taken into account when calculating this limitation that were issued, or are to be issued, for warrant and convertible bonds, provided they were issued during the validity of this authorization

excluding subscription rights under corresponding application of Section 186 (3) sentence 4 of the German Stock Corporation Act;

- The Management Board is authorized, with the approval of the Supervisory Board, to redeem own shares of Q-Cells AG acquired pursuant to this authorization without requiring an additional resolution by the general shareholder's meeting for the redemption or the completion of the redemption.

Shareholding notification requirements

Disclosure of interests in a publicly-traded stock corporation

The German Securities Trading Act (*Wertpapierhandelsgesetz*) provides that any shareholder who, through the purchase or sale or otherwise, reaches, exceeds or falls below a 5%, 10%, 25%, 50% or 75% threshold with regard to voting rights in a listed stock corporation, must provide the relevant corporation and the Federal Financial Supervisory Authority (BaFin) with written notice thereof without undue delay, and in any event within seven calendar days. Such notice must (i) state that such person has reached, exceeded or fallen below any such threshold and (ii) specify the total number of voting rights to which such person is entitled. The ownership and voting rights in relation to shares of the Company that to the knowledge of the Company exist as of the date of this Offering Memorandum and their effect on the Offering are described under "Major Shareholders". There are no particular plans or agreements to grant certain investors as part of the Offering allotments to such an extent that they would exceed any notification thresholds. Should such an allotment nonetheless take place, or should notification thresholds be exceeded due to additional aftermarket acquisitions by investors, the above-described notification obligation by the respective investor will apply.

Should, following the listing of the Company, the voting interest of a shareholder reach or exceed 30% of the voting shares of the Company, then, pursuant to the German Takeover Act (*Wertpapiererwerbs- und Übernahmegesetz: WpÜG*), the shareholder must publish this fact, within seven calendar days, including the percentage of its voting rights, in at least one national newspaper designated for exchange notices or by means of an electronically operated financial information dissemination system, and subsequently make a mandatory public tender offer to all shareholders of the Company unless an exemption has been granted. Such tender offer must be made at a price corresponding to the amount of the highest consideration paid or agreed to for the shares during the last three months prior to the publication of reaching the 30% threshold, but at least at the weighted average domestic stock exchange price of the shares during the last three months prior to this publication, or, in case the shares have not yet been admitted to trading on a domestic stock exchange for three months, since the initial admission to trading. In calculating these thresholds, the German Securities Trading Act and the German Takeover Act attribute shareholdings to the shareholders based on effective, rather than direct, control of voting rights. If a shareholder fails to provide such notice, such shareholder will be precluded from exercising any rights associated with its shares (including voting and dividend rights) until proper notice has been given. In addition, non-compliance with the foregoing disclosure requirement may result in the imposition of a fine in accordance with statutory provisions.

Disclosure of transactions of individuals with management responsibilities at publicly-traded companies

Pursuant to the German Securities Trading Act, persons with management responsibilities at a publicly-traded company ("Managers") must inform the company and the BaFin within five working days concerning their own transactions in shares of the Company or financial instruments relating to them, particularly derivatives. This also applies to individuals closely associated with Managers. The Company must thereafter publish the notification received without delay and deliver it to the BaFin.

The reporting obligation does not arise as long as the total amount of the transactions of a Manager and the individuals with whom he is closely associated does not reach an amount of € 5,000 in total within a single calendar year.

Managers are general partners or members of a management, administrative or supervisory body of the stock corporation as well as other persons who have regular access to insider information and are authorized to make material managerial decisions for the company.

The following persons have a close relationship with a Manager: spouses, registered civil partners (*eingetragene Lebenspartner*), children with a right to support and other relatives who have lived in the same household with the Manager for at least one year at the time of the transaction requiring notification. Legal persons in which the aforementioned persons have managerial responsibilities are similarly subject to the duty of notification.

Negligent non-compliance with the foregoing disclosure requirements may result in the imposition of a fine in accordance with statutory provisions.

ASSOCIATED COMPANIES

The following table shows the major shareholdings of the Company as of June 30, 2005.

Company	CSG Solar AG	EverQ GmbH
Regular balance sheet date	December 31	December 31
Activities	Development, production and distribution of photovoltaic systems, in particular systems based on "crystalline silicone on glass" photovoltaic technology.	Development, production and distribution of photovoltaic devices, in particular devices based on the photovoltaic string-ribbon process developed by Evergreen.
Registered Office/Country	Thalheim, Federal Republic of Germany	Thalheim, Federal Republic of Germany
Subscribed Capital (in €)	344,100	250,000
Reserves (in €)	26,392,500	11,750,000
Net loss for first half of 2005 (in €)	1,182,000	1,030,202
Shareholder	Q-Cells AG	Q-Cells AG
Direct shareholding in subscribed capital	22.32%	24.9%
Thereof paid in	100%	100%
Book value of holding (in €)	6,490,800	2,990,300
Income of Q-Cells AG from shareholdings in 2004	0	0
Receivables due from Q-Cells AG (in €)	0	0
Liabilities due to Q-Cells AG (in €)	240	201,400

In addition, the Company holds a 6.1% participation in the Chemie Park Institut GmbH ("CPI"), Bitterfeld. CPI is a company that was established for the purpose of conducting initial industrial research and for marketing the resulting findings.

In August 2005, the Company acquired the shelf company Brilliant 143. GmbH. The Company holds 100% of the shares of Brilliant 143. GmbH, which has a stated share capital of € 25,000. The purpose of this subsidiary is the research, development, production and marketing of solar energy generators based on thin-film technology. Activities in the area of thin-film technology are expected to (at least partly) be bundled in this subsidiary. See "Business – Interests in EverQ and CSG Solar as well as activities in thin-film technologies".

DOCUMENTS AVAILABLE FOR REVIEW

During the effectiveness of this Offering Memorandum, the Articles of Association of the Company, the IFRS annual financial statements for fiscal years 2003 and 2004, the IFRS interim financial statements as of June 30, 2005 as well as the HGB annual financial statements for fiscal years 2002, 2003 and 2004 may be reviewed during normal business hours at the Company, Guardianstrasse 16, 06766 Thalheim.

TAXATION IN THE FEDERAL REPUBLIC OF GERMANY

The following section "Taxation in the Federal Republic of Germany" discusses certain important tax principles that are or may become relevant with respect to the acquisition, holding or the disposal of shares. The following discussion is not meant to be a comprehensive or complete description of all German tax considerations possibly relevant for shareholders. The discussion is based on German tax law applicable as of the date of the issuance of this Offering Memorandum, including the provisions of double taxation treaties entered into between the Federal Republic of Germany and other countries. In both areas, the law may change, possibly with retroactive effect.

Prospective purchasers of shares are urged to consult their tax advisors about the tax consequences of the acquisition, holding and disposal of shares. The foregoing also applies to a possible refund of German withholding tax (Kapitalertragsteuer). Only an individual tax advice can adequately take into account the particular tax situation of each shareholder.

Taxation of the Company

Profits derived by corporations in the Federal Republic of Germany are generally subject to German corporate income tax at a uniform rate of 25% on distributed and retained earnings plus a 5.5% solidarity surcharge (*Solidaritätszuschlag*) thereon (total: 26.375%). Due to the transition from the former imputation credit system (*Anrechnungsverfahren*) to the current half-income system (*Halbeinkünfteverfahren*), distributions of earnings from former years and from certain equity baskets may lead during a transition period to an increase or decrease of the corporate income tax at the level of the Company.

In addition, corporations are subject to trade tax with respect to their permanent establishments maintained in the Federal Republic of Germany. The amount of trade tax depends on the respective trade tax local multiplier applied by the municipality in which the Company maintains a permanent establishment. Usually, the trade tax ranges between approximately 15% and 25% of the income subject to the trade tax. The trade tax is deductible as a business expense from the corporate income tax base as well as from its own tax base.

At the level of the Company, dividends or other shares in profits distributed by other corporations to the Company are generally exempt from corporate income tax. Such dividends are also generally exempt from trade tax if the Company held at least 10% of the share capital (*Grund- oder Stammkapital*) of the corporation making the distribution at the beginning of the relevant assessment period. However, 5% of such tax-exempt dividends are deemed to be non-deductible business expenses for tax purposes and are therefore subject to corporate income tax (plus the solidarity charge) and trade tax. Profit distributions derived from foreign corporations are subject to further restrictions with respect to trade tax.

Of the capital gains derived by the Company on the disposal of shares in other corporations, 95% are generally exempt from corporate income and trade tax; again 5% of such capital gains are deemed to be non-deductible business expenses for tax purposes. Actual business expenses directly related to the disposal of shares are deductible. Capital losses and other reductions in gains incurred in connection with the disposal of shares are generally not tax-deductible.

With effect from January 1, 2004, the German legislature limited the use of tax loss carry-forwards for corporate income and trade tax purposes. Tax loss carry-forwards that exceed the amount of € 1,000,000 can only be used to offset up to 60% of taxable income. Unused tax loss carry-forwards can be carried forward indefinitely, and, subject to the 60% limitation referred to in the preceding sentence, may be used to offset future taxable income.

Taxation of shareholders

Taxation of dividends

Withholding Tax

Upon distribution of the dividend the Company must generally withhold and remit a withholding tax (*Kapitalertragsteuer*) at a rate of 20% plus a solidarity surcharge thereon at a rate of 5.5% (total: 21.1%) for the account of the shareholders. The tax base for the withholding tax is the gross dividend as resolved by the general shareholders' meeting.

Generally, the withholding tax is to be withheld irrespective of whether and to what extent the dividend is exempt from taxation at the level of the shareholder and whether the shareholder resides in or outside the Federal Republic of Germany.

Where dividends are distributed to a company domiciled in an EU Member State within the meaning of Article 2 of the Parent-Subsidiary Directive (Council Directive No. 90/435/EEC dated July 23, 1990), withholding tax may, upon application, not be withheld at all, provided that certain additional requirements are met.

In the case of distributions to non-resident shareholders who reside in a state with which the Federal Republic of German has concluded a double taxation treaty and whose shares do not form part of the business property of a permanent establishment or a fixed base maintained in the Federal Republic of Germany and do not form part of the business property, for which a permanent representative is appointed in the Federal Republic of Germany, the withholding tax is reduced in accordance with the applicable double taxation treaty. The reduction in withholding tax is granted by way of a refund of the excess of the amount of tax withheld (including solidarity surcharge) over the amount of withholding tax actually owed under the applicable double taxation treaty (in general: 15%). To receive this refund, a shareholder must apply to the Federal Office of Finance (*Bundesamt für Finanzen*, Friedhofstraße 1, 53225 Bonn). Refund forms can be obtained from the Federal Office of Finance (www.bff-online.de) as well as German embassies and consulates.

Shareholders Resident in Germany

In the case of shareholders (individuals and corporations) who are tax residents of the Federal Republic of Germany (*e.g.*, persons who have their residence, habitual abode, registered office or place of management in the Federal Republic of Germany), the withholding tax (including solidarity surcharge) withheld is credited against the shareholder's personal income or corporate income tax liability or, if in excess of such liability, refunded.

In case of individuals who are tax residents of the Federal Republic of Germany holding their shares as private assets, half of the dividends constitutes taxable investment income (*Halbeinkünfteverfahren*). This one half of the dividend payments is subject to the progressive

income tax (up to a maximum tax rate of 42% as of 2005) plus the 5.5% solidarity surcharge thereon. Only one half of the business expenses having an economic nexus to such dividends are deductible for tax purposes. Certain distributions by the Company that are deemed repayments of capital for tax purposes are not taxed as dividends at the level of the shareholder but may be taxed as capital gains. This may apply to, for example, future Company distributions from capital reserves.

Individuals holding shares as private assets are entitled to a savings allowance (*Sparerfreibetrag*) amounting to € 1,370 (or € 2,740 for married couples filing jointly) per calendar year in respect to their entire investment income. In addition, an individual is entitled to a lump-sum deduction per calendar year for investment income related expenses (*Werbungskostenpauschale*) in the amount of € 51 (or € 102 for married couples filing jointly), unless a higher amount of investment income related expenses can be established. Only to the extent that one half of the dividends and other investment income, reduced by the actual expenses (one half in the case of dividends) related to the investment income or by the lump-sum deduction, exceeds the savings allowance such income is subject to taxation.

If the shares form part of a business property, the taxation depends on whether the shareholder is a corporation, a sole proprietor or a partnership (subject to special rules for banks, financial services institutions, financial enterprises, life and health-insurance companies and pension funds as described below):

(i) Dividends distributed to corporations resident in the Federal Republic of Germany are generally exempt from corporate income tax and the solidarity surcharge. However, 5% of such tax-exempt dividends are deemed to be lump-sum non-deductible business expenses for tax purposes and are therefore subject to corporate income tax (plus the solidarity surcharge). Actual business expenses directly related to the dividends are deductible. The full amount of any dividends after deduction of business expenses, having an economic nexus to the dividends, is subject to trade tax, unless the corporation held at least 10% of the share capital of the Company at the beginning of the relevant assessment period. However, also in this case, 5% of such tax-exempt dividends are deemed to be lump-sum non-deductible business expenses and are therefore subject to trade tax.

(ii) If the shares form part of the business property of a sole proprietor, one half of the dividend is included in determining the income for income tax purposes. Only one half of the business expenses having an economic nexus to the dividends are tax-deductible. In addition, the full amount of the dividends is subject to trade tax if the shares can be attributed to a German permanent establishment forming part of a trade or business unless the taxpayer held at least 10% of the share capital of the Company at the beginning of the relevant assessment period. Generally, the trade tax is credited against the personal income tax liability of the shareholder under a lump-sum imputation system.

(iii) If the shareholder is a partnership, personal income or corporate income tax as well as solidarity surcharge is only assessed at the level of the partners in the partnership. The taxation to which each partner is subject depends on whether the partner is a corporation or an individual: If the partner is a corporation, 95% of the dividend is generally exempt from corporate income tax and solidarity surcharge (see (i) above).

If the partner is an individual, one half of the dividends is subject to personal income tax plus the solidarity surcharge (see (ii) above). As to deductions for business expenses, see (i) above with regard to corporations and (ii) above with regard to individuals. Additionally, if the shares can be attributed to a German permanent establishment forming part of a trade or business of the partnership, the full amount of dividends is subjected to trade tax at the level of the partnership, unless the partnership held at least 10% of the registered share capital of the Company at the beginning of the relevant assessment period. If the partners are individuals, the trade tax is credited against the personal income tax liability of the shareholder under a lump-sum imputation system.

Shareholders Resident Outside Germany

In case of shareholders (individuals and corporations) who are subject to non-resident taxation in the Federal Republic of Germany and whose shares form part of the business property of a permanent establishment or a fixed base maintained in the Federal Republic of Germany or form part of a business property, for which a permanent representative is appointed in the Federal Republic of Germany, withholding tax (including solidarity surcharge) withheld is credited against the shareholder's personal income or corporate income tax liability or, if in excess of such liability, refunded. In all other cases, any German tax liability is discharged by the tax withheld. Except in such cases where a double taxation treaty is applicable or dividends are distributed to a company domiciled in an EU Member State within the meaning of Article 2 of the Parent-Subsidiary Directive (Council Directive No. 90/435/EEC dated July 23, 1990), a tax refund is generally not available.

If the shareholder is an individual and the shares form part of the business property of a permanent establishment or a fixed base maintained in the Federal Republic of Germany or form part of a business property, for which a permanent representative is appointed in the Federal Republic of Germany, one half of the dividends are subject to German income tax plus solidarity surcharge. If the shares can be attributed to a German permanent establishment forming part of a trade or business, the full amount of dividends remaining after deduction of business expenses, having an economic nexus to the dividends is generally subject to trade tax unless the taxpayer held at least 10% of the share capital of the Company at the beginning of the relevant assessment period. The trade tax is generally credited against the personal income tax liability of the shareholder under a lump-sum imputation system.

Dividends distributed to corporations domiciled outside the Federal Republic of Germany who are subject to non-resident taxation (subject to special rules for banks, financial services institutions, financial enterprises, life and health-insurance companies and pension funds as described below) are generally exempt from corporate income tax and the solidarity surcharge in an amount of 95%, provided the shares form part of the business property of a permanent establishment or a fixed base maintained in the Federal Republic of Germany, or form part of a business property, for which a permanent representative is appointed in the Federal Republic of Germany; 5% of such dividends are deemed to be lump-sum non-deductible business expenses and are therefore subject to corporate income tax (plus solidarity surcharge). If the shares can be attributed to a German permanent establishment forming part of a trade or business, the dividends, after deduction of business expenses having an economic nexus to the dividends, are generally also subject to trade tax unless the corporation held at least 10% of the registered share capital of the Company at the beginning of the relevant assessment period.

Taxation of Capital Gains

Shareholders Resident in Germany

Generally, one half of the capital gains realized on the disposal of shares held as private assets of a tax resident individual are subject to income tax in the Federal Republic of Germany at the applicable rate plus solidarity surcharge levied at a rate of 5.5% thereon if the disposal takes place within one year of the date of acquisition of the shares. In the case of shares entrusted to a custodian for collective safekeeping in accordance with Section 5 of the German Securities Deposit Act (*Depotgesetz*), it is assumed that the shares acquired first will be disposed of first. If the shareholder's aggregate capital gains from private sales transactions (*private Veräußerungsgeschäfte*) amount to less than € 512 in the respective calendar year, such capital gains are not subject to taxation. A capital loss from the disposal of shares held as private assets can only be offset by capital gains from private sales transactions derived in the same calendar year or, if this is not possible due to the absence of corresponding capital gains, deducted from capital gains derived from private sales transactions in the preceding year or in subsequent years provided that certain conditions are fulfilled.

Upon the expiration of the aforementioned one-year period, capital gains realized on the disposal of shares held as private assets of a tax-resident individual are generally subject to taxation in respect to one half of the amount of the gains in accordance with the applicable income tax rate plus solidarity surcharge thereon if the individual or, in case of a gratuitous transfer, the legal predecessor, or if the shares have been transferred gratuitously several times, one of their legal predecessors has held at any time during the five year period preceding the disposal, directly or indirectly, at least 1% of the share capital of the Company. Generally, only one half of capital losses and business expenses having an economic nexus to the disposal are tax-deductible.

If the shares form part of a business property, the taxation of capital gains realized on their disposal depends on whether the selling shareholder is a corporation, a sole proprietor or a partnership (subject to special rules for banks, financial services institutions, financial enterprises, life and health-insurance companies and pension funds as described below):

(i) If the shareholder is a corporation, capital gains are generally – irrespective of the size of the shareholding and the holding period – exempt from corporate income tax (including solidarity surcharge) and trade tax. However, 5% of such capital gains are deemed to be non-deductible business expenses and therefore are subject to corporate income tax (plus solidarity surcharge) and trade tax. Actual business expenses directly related to the disposal of shares are deductible. Capital losses and other reductions in gains incurred in connection with the disposal of shares are generally not tax-deductible.

(ii) A capital gain realized on the disposal of shares that form part of the business property of a sole proprietor tax-resident in the Federal Republic of Germany is subject to personal income tax (plus solidarity surcharge) in the Federal Republic of Germany irrespective of whether the disposal took place within one year of acquisition or whether the seller or, in case of a gratuitous transfer, one of its legal predecessors, held at least 1% of the share capital of the Company and, if the shares can be attributed to a German permanent establishment forming part of a trade or business, also subject to trade tax. Generally, one half of the gain from the disposal

of shares is included in the taxable income. In general, only one half of capital losses and other expenses having an economic nexus to the disposal of the shares may be claimed as tax deductions where applicable. Trade tax is generally credited against the personal income tax liability of the shareholder under a lump-sum imputation system.

(iii) If the shareholder is a partnership, the personal income or corporate income tax plus solidarity surcharge is only assessed at the level of the partners in the partnership. The taxation to which each partner is subject depends on whether the partner is a corporation or an individual: If the partner is a corporation, 95% of the capital gains are generally exempt from corporate income tax and the solidarity surcharge (see (i) above). If the partner is an individual, one half of the capital gain is subject to personal income tax plus the solidarity surcharge (see (ii) above). In addition, if the shares can be attributed to a German permanent establishment forming part of a trade or business of the partnership, the capital gain is subject to trade tax at the level of the partnership, generally in the amount of one half of the gain if individuals are partners and generally at a rate of 5% if corporations are partners in the partnership. If the partners are individuals, the trade tax is credited against the personal income tax liability of the shareholder under a lump-sum imputation system. As to deductions for business expenses and capital losses incurred in connection with capital gains, see (i) above with regard to shareholders who are subject to corporate income tax and (ii) above with regard to shareholders who are subject to personal income tax.

Shareholders Resident Outside Germany

If the shares are disposed of by individuals resident outside the Federal Republic of Germany and subject to non-resident taxation in the Federal Republic of Germany (i) who hold the shares as part of the business property of a permanent establishment or fixed base in the Federal Republic of Germany or as part of a business property for which a permanent representative has been appointed in the Federal Republic of Germany, or (ii) who themselves or, in case of a gratuitous transfer, their legal predecessor held at any time during the five years preceding the disposal, directly or indirectly, at least 1% of the share capital of the Company, one half of the capital gains realized are generally subject to income tax plus 5.5% solidarity surcharge thereon in the Federal Republic of Germany and, if the shares can be attributed to a German permanent establishment forming part of a trade or business, also to trade tax. However, most double taxation treaties, except for the case referred to under (i), provide for full exemption from German taxation.

Capital gains realized by corporations domiciled outside the Federal Republic of Germany and subject to non-resident taxation in the Federal Republic of Germany (subject to special rules for banks, financial services institutions, financial enterprises, life and health-insurance companies and pension funds as described below) are generally exempt in the amount of 95% from trade and corporate income tax; 5% of such capital gains are deemed to be lump-sum non-deductible business expenses and are therefore subject to corporate income tax (plus the solidarity surcharge). Capital losses and other reductions in gains incurred in connection with the disposal of shares are generally not deductible as business expenses.

Special Rules for Banks, Financial Services Institutions, Financial Enterprises, Life- and Health-Insurance Companies and Pension Funds

To the extent banks and financial service institutions hold shares that are, pursuant to Section 1(12) of the German Banking Act (*Kreditwesengesetz*), attributable to the trading book (*Handelsbuch*), neither the 95% tax exemption for corporations nor the half-income system applies to dividends received or to capital gains, respectively capital losses, realized on the disposal of shares meaning that such dividends or capital gains are fully taxable. The same applies to shares that were acquired by financial enterprises within the meaning of the German Banking Act in order to realize a short-term trading gain (*kurzfristiger Eigenhandelserfolg*). This also applies to banks, financial services institutions and financial enterprises with their registered office in another member state of the European Community or another member state of the European Economic Area Treaty. The 95% tax exemption is also not applicable to dividends received or to capital gains, respectively capital losses, realized on the disposal of shares that are attributable to the capital investments (*Kapitalanlagen*) of life and health insurance companies or pension funds.

Inheritance and Gift Tax

The transfer of shares by way of inheritance or gift is generally subject to German inheritance and gift tax only if

(i) the decedent, donor, heir, donee or any other transferee has his or her residence, habitual abode, place of management or registered office in the Federal Republic of Germany at the time of the transfer, or, as German citizen, has spent no more than five years on a continuous basis outside the Federal Republic of Germany without maintaining a residence in Germany, or if

(ii) the shares were held as part of the business property of the decedent or donor for which a permanent establishment has been maintained in the Federal Republic of Germany or for which a permanent representative has been appointed, or if

(iii) the decedent or donor, either individually or collectively with other related persons, held at the time of the inheritance or gift, directly or indirectly at least 10% of the share capital of the Company.

The few inheritance and gift double taxation treaties currently in force, to which the Federal Republic of Germany is a party, generally provide that German inheritance or gift tax is only levied in case (i) and, with certain restrictions, in case (ii).

Special rules apply to certain German citizens residing outside the Federal Republic of Germany as well as to former German citizens.

Other Taxes

No other taxes (value added tax, stamp duty, transfer tax or similar taxes) will be levied on the acquisition, the sale or other disposal of shares. However, a taxable person may opt to have value added tax levied on a transaction involving the disposal of shares, which would otherwise be exempt from value added tax, when such transaction is supplied to the enterprise of another taxable person. Net wealth tax (*Vermögensteuer*) is currently not imposed in the Federal Republic of Germany.

CERTAIN GERMAN AND U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. SHAREHOLDERS

The following section "Certain German and U.S. Federal Income Tax Considerations" is a summary, under current law, of the principal German and U.S. federal income tax considerations relevant to an investment by a U.S. shareholder in the Offer Shares (the "shares"). This summary applies to prospective purchasers only if they are eligible for benefits as a U.S. resident under the current income tax convention between the United States and Germany (the "Treaty") in respect of their investment in the shares ("U.S. shareholders"). In general, a shareholder will be eligible for such benefits if the shareholder:

(i) is:

- an individual U.S. citizen or resident;
- a U.S. corporation; or
- a partnership, estate, or trust to the extent the shareholder's income is subject to taxation in the United States as the income of a resident, either in the shareholder's hands or in the hands of the shareholder's partners or beneficiaries;

(ii) is not also a resident of the Federal Republic of Germany for German tax purposes;

(iii) is the beneficial owner of the shares (and the dividends paid with respect thereto);

(iv) holds the shares as a capital asset for tax purposes;

(v) does not hold the shares in connection with the conduct of business through a permanent establishment, or the performance of personal services through a fixed base, in Germany; and

(vi) is not subject to an anti-treaty shopping provision in the Treaty that applies in limited circumstances.

This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor, and does not address the tax treatment of investors who are subject to special rules. It is based upon the assumption that prospective shareholders are familiar with the tax rules applicable to investments in securities generally and with any special rules to which they may be subject. Prospective purchasers should consult their own tax advisers concerning the U.S. federal, state, local and other national tax consequences of purchasing, owning and disposing of the shares in light of their particular circumstances.

Taxation in Germany

The German tax considerations as set out in the section "Taxation in Germany" apply to U.S. shareholders subject to the following modifications.

Taxation of dividends

Dividends that U.S. shareholders receive on the shares generally will be subject to German withholding tax as described in the section "Taxation in Germany", and U.S. Holders will be entitled to claim a refund from the German tax authorities to the extent the amount withheld exceeds the 15 % rate provided under the Treaty.

In order to obtain the refund of German withholding tax described above, U.S. shareholders must file a claim with the German tax authorities. A claim form and instructions may be obtained from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998. U.S. shareholders should consult their own tax advisers for more information regarding this possibility.

Taxation of capital gains

Capital gains that U.S. shareholders realize on a sale or other disposition of the shares will not be subject to any German tax.

U.S. Federal Income Taxation

Taxation of dividends

U.S. shareholders must include the gross amount of cash dividends paid on the shares, without reduction for German withholding tax, in ordinary income from foreign sources on the date that they receive them, translating dividends paid in euro into U.S. dollars using the exchange rate in effect on the date of receipt regardless of whether the payment is in fact converted into U.S. dollars at that time.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by a non-corporate U.S. shareholder with respect to the shares before January 1, 2009 will be subject to taxation at a maximum rate of 15 % if the dividends are "qualified dividends". Dividends received with respect to the shares will be qualified dividends if the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company ("PFIC"). Based on the Company's audited financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2004 taxable year. In addition, based on its audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2005 taxable year.

German tax withheld from dividends will be treated, up to the 15 % rate provided under the Treaty, as a foreign income tax that, subject to generally applicable limitations under U.S. tax law, is eligible for credit against the U.S. federal income tax liability of U.S. shareholders or, if they have elected to deduct such taxes, may be deducted in computing taxable income.

Taxation of capital gains

Dispositions of shares that U.S. shareholders make generally will give rise to capital gain or loss, which will be long-term capital gain or loss, based on the U.S. dollar amount upon disposition, subject to taxation at reduced rates for non-corporate taxpayers, if the shares were held for more than one year.

Taxation of foreign currency gains

Fluctuations in the dollar-euro exchange rate between the date that U.S. shareholders receive a dividend and the date that they receive a related refund of German withholding tax may give rise to foreign currency gain or loss, which generally is treated as ordinary income or loss for U.S. tax purposes.

U.S. Information Reporting and Backup Withholding

Dividends on the shares and proceeds from the sale of the shares may be reported to the Internal Revenue Service, unless the U.S. shareholder is a corporation or otherwise establishes a basis for exemption. Backup withholding tax may apply to amounts subject to reporting if the U.S. shareholder fails to provide certification with an accurate taxpayer identification number. A credit can be claimed against a U.S. shareholder's federal income tax liability for the amounts withheld under the backup withholding rules and any excess amount is refundable.

GLOSSARY

Acid texturing	Process used in the manufacturing of photovoltaic cells that leads to an increase in the efficiency of cells by means of a chemical surface treatment.
Back-contact Cells	With respect to these photovoltaic cells, a new process is used to attach a contact only to the back of the photovoltaic cell, thus reducing the shade effect (decrease of the solar radiation absorbed by a photovoltaic cell).
Breakage rate	The percentage of wafers and cells fractured during processing and production.
CO_2	Carbon dioxide.
CSG technology	A silicon-based photovoltaic thin-film technology in which a thin silicon film is deposited on special glass and processed further into photovoltaic modules ("Crystalline Silicon on Glass").
Diffusion furnace	Oven in which cell blanks receive a conductive surface layer by using phosphoric gas.
Doping	Changing the wafer surface from p-type to n-type by diffusing phosphorus particles into the wafer surface. As a result, the silicon wafer has two separate layers, *i.e.*, a negatively charged and a positively charged layer.
ECJ	European Court of Justice.
EEG: Renewable Energies Act	German Act on Granting Priority to Renewable Energies (*Erneuerbare Energien Gesetz*).
Efficiency level	In energy conversion processes, efficiency level is defined as the ratio of useable energy released to energy or power used.
Grid-connected systems	Photovoltaic systems connected to a public energy supply network.
Grid operator	Electrical utility companies that operate power grids for the general supply of electricity.
Clouding	Hindrance in the incidence and absorption of light due to uneven surface structures or contacts on the inner surface of a photovoltaic cell.
High efficiency cells	High efficiency cells are photovoltaic cells with above average levels of efficiency for special applications. They distinguish themselves from standardized photovoltaic cells as a result of their high efficiency and higher price and are used, for example, for applications in outer space.
Ingot	Blocks made from raw silicon that are used to produce silicon wafers.

International Financial Reporting Standards (IFRS)/ International Accounting Standards (IAS) .... On one hand a general designation for all accounting standards published by the International Accounting Standards Committee, and on the other hand, the accounting standards recently published by the International Accounting Standards Board (IASB) in effect since 2003. The standards in effect since 2002 continue to be published as International Accounting Standards (IAS). Only fundamental changes in the regulations of existing standards are renamed from IAS to IFRS.

Inverter .... Photovoltaic modules generate direct current (DC), and inverters are used to convert DC into AC (alternating current). This enables the electricity generated from solar energy to be utilized by end users at 230 volts AC or to be fed into the public grid. Central inverters are used in large photovoltaic systems, and string inverters in small photovoltaic systems.

Kilowatt (kW) .... 1,000 Watt. Unit of power used to measure the capacity of photovoltaic systems.

Kilowatt hour (kW/h) .... Unit of energy. Electricity consumption is stated in kilowatt hours. 1 kW/h = 1,000 watts over a period of one hour.

Kilowatt peak (kWp) .... Unit used to measure the standardized power output (rated output) of photovoltaic cells or photovoltaic modules. The output indicated on the module reflects the output produced under testing conditions that do not directly correspond to normal conditions. The testing conditions have the purpose to standardize and compare photovoltaic cells and photovoltaic modules. The electrical results of the modules under such testing conditions are included in data sheets. The testing conditions are at 25°C module-temperature and 1,000 W/m^2 solar radiation (STC conditions; STC stands for standard test conditions).

kW .... Abbreviation of "kilowatt".

kW/h .... Abbreviation of "kilowatt hour".

kWp .... Abbreviation of "kilowatt peak".

Megawatt (MW) .... Unit of energy: 1 MW = 1,000 kW or 1,000,000 Watt.

Megawatt hour (MW/h) .... Unit of energy. Electricity consumption is also stated in megawatt hours. 1 MWh = 1,000 kilowatts over a period of one hour.

Mikrometer (µm) .... Abbreviation of micrometer. 1 micrometer corresponds to one thousandth of a millimeter.

Module . . . . Connected photovoltaic cells. See also "Photovoltaic module".

MW . . . . Abbreviation of "megawatt".

MW/h . . . . Abbreviation of "megawatt hour".

MWp . . . . Abbreviation of "megawatt peak".

Nanometer (nm) . . . . 1 nanometer corresponds to one thousandth of a micrometer.

Production throughput . . . . Produced Wp cell output per production unit.

Megawatt peak (MWp) . . . . 1 megawatt peak = 1,000 kilowatt peak.

Phosphorus silicon glass . . . . Silicon oxide with phosphor atoms.

Photovoltaics . . . . Photovoltaics involves the conversion of radiation, primarily solar radiation, into electrical power, and has been used to supply energy since 1958 (initially to satellites). The name is a combination of the Greek word for light, or "photo", and "Volta", after Alessandro Volta, the pioneer of electricity.

Photovoltaic cell . . . . Photovoltaic cells are a photovoltaic application that convert light (usually sunlight) into direct current by using the photovoltaic effect. The photons being emitted generate an electric voltage which, by connecting an electric loader to the solar, allow electricity to flow.

Photovoltaic module . . . . Module used to obtain direct current from the sun. A photovoltaic or solar module is made up of several connected photovoltaic cells that are sandwiched between two glass or plastic panes in order to make them weatherproof. To achieve voltages that can be better used, photovoltaic cells are connected to each other in a photovoltaic module. Photovoltaic modules are usually mounted in a frame on a roof or on a mounting system.

Photovoltaic system . . . . System (power plant) for generating electrical power from solar energy. The direct current generated by photovoltaic modules can be used to run motors or charge batteries, for example. If it is fed into the public supply grid or used for the operation of common electric loaders, an inverter is required to convert direct current into alternating current.

Primary energy consumption . . . . Primary energy consumption, abbreviated PEC, indicates how much energy can be used in an economy to render all energy-related services such as production, heating, moving, electronic data processing, telecommunication or lighting. It is also the total amount of energy supplied to an

economy. Sources of energy in use to date mainly include oil, gas, coal, brown coal, nuclear power, hydropower and wind energy.

Renewable Energy .... Renewable energy, or sometimes also called regenerative energy, refers to the supply of energy from sustainable sources that are either regenerated or – based on human standards – are inexhaustible. Renewable energy is primarily used in the form of solar energy, biomass, geothermics, hydropower and wind energy.

100,000 Roofs Program .... The 100,000 Roofs Program provided nationwide government incentives until June 30, 2003 for the construction of solar power systems.

Silane (SiH_4) .... Silane is a colorless, self-igniting gas. Silane is used in the electronics industry, especially as a source of silicon.

Silicon wafer .... Silicon disc used to manufacture photovoltaic cells.

Solar cell .... See *Photovoltaic cell.*

Solar energy system .... See *Photovoltaic system.*

Spot transactions .... Individual transactions regarding delivery quantities (for example, of silicon).

Stand-alone system .... Photovoltaic energy system that does not feed power into the grid, but instead provides electricity locally at a particular site.

String ribbon technology .... In this photovoltaic technology, wafers are directly produced from melted silicon by using wires.

Throughput rate .... See "Operational throughput".

Throughput rate increase .... An increase in the operational throughput.

VA .... Volt Ampere.

W .... Abbreviation of "watt".

Watt (W) .... Unit of power with which the output of photovoltaic systems can be precisely measured.

Watt-Peak (Wp) .... Unit used to measure the standardized power output (nominal output) of photovoltaic cells and photovoltaic modules. Module prices are generally indicated in €/Wp. 1,000 watt peak = 1 kilowatt peak.

Weak light behavior .... Performance of a photovoltaic cell during weak light conditions, such as cloudy skies.

Wet bench .... Equipment item in a facility for the production of photovoltaic cells. Wet benches are used for the chemical treatment of wafers in various baths by means of etching and rinsing in various vessels.

Wp .... Abbreviation of "watt peak".

[THIS PAGE INTENTIONALLY LEFT BLANK]

FINANCIAL STATEMENTS

* These voluntary, unaudited figures as of March 31, 2005 are not the subject of quarterly statements prepared in compliance with IAS 34 nor have such statements been published. These unaudited figures are therefore provided on a purely voluntary basis.

FINANCIAL STATEMENTS (IFRS)

THREE-YEAR OVERVIEW (IFRS): INCOME STATEMENTS FOR THE FINANCIAL YEARS 2004, 2003 AND 2002

	2004	2003	2002
	EUR '000	**EUR '000**	**EUR '000**
Revenues	128,697.0	48,752.3	17,292.7
Changes in finished goods inventories	- 1,158.9	4,812.3	2,132.4
Other work performed by the company and capitalized	416.1	127.5	61.2
Other operating income	3,340.5	1,525.8	883.0
Cost of materials			
a) Cost of raw materials, consumables and supplies and of purchased merchandise	85,179.4	37,709.6	13,870.2
b) Cost of purchased services	1,010.3	249.8	373.4
Personnel expenses			
a) Wages and salaries	10,046.0	4,518.5	2,002.8
b) Social security costs and pension and benefit expenses	1,890.0	867.8	309.6
c) Stock option expense	345.2	0.0	0.0
Amortization, depreciation and impairment losses	5,200.7	3,232.4	1,496.4
Other operating expenses	7,992.5	3,385.2	1,423.4
Other taxes	26.4	1.3	2.0
Operating income	**19,604.2**	**5,253.3**	**891.5**
Income from other securities and non-current loans	0.0	2.3	3.8
Interest and similar income	152.7	183.9	1.1
Interest and similar expenses	1,278.8	972.0	783.5
Profits transferred under partial profit transfer agreements	172.1	172.1	0.0
Income before taxes	**18,306.0**	**4,295.4**	**112.9**
Income taxes	5,924.2	1,290.1	- 63.8
Net income	**12,381.8**	**3,005.3**	**176.7**
Earnings per share (basic and diluted) in EUR per share	**1.31**	**0.38**	**0.02**

THREE-YEAR OVERVIEW (IFRS): BALANCE SHEET AS OF DECEMBER 31, 2004, 2003 AND 2002

	2004	2003	2002
	EUR '000	EUR '000	EUR '000
Assets			
Non-current assets	**68,063.9**	**27,315.5**	**16,340.2**
Intangible assets	608.7	196.7	419.1
Property, plant and equipment	66,424.8	27,113.2	15,119.8
Non-current financial assets	1,030.4	5.6	100.0
Deferred taxes	0.0	0.0	701.3
Current assets	**45,434.1**	**25,307.6**	**10,286.3**
Inventories	14,698.9	12,696.9	3,943.2
Trade accounts receivable	17,371.0	5,881.5	2,930.0
Other receivables and assets	10,837.0	5,324.3	3,389.1
Cash and cash equivalents	2,527.2	1,404.9	24.0
Total assets	**113,498.0**	**52,623.1**	**26,626.5**
Liabilities and shareholders' equity			
Shareholders' equity	**35,135.2**	**10,331.6**	**816.3**
Subscribed capital	10,085.7	89.7	76.4
Capital reserves	12,412.9	8,502.6	2,005.9
Accumulated deficit brought forward	254.8	- 1,266.0	- 1,442.7
Net income	12,381.8	3,005.3	176.7
Deferred investment grants and subsidies	**20,074.8**	**11,862.3**	**6,534.2**
Non-current liabilities	**31,960.4**	**9,496.8**	**8,239.9**
Profit participation rights capital	14,407.1	—	—
Silent partners' interests	4,092.0	4,092.0	3,969.0
Non-current financial liabilities	7,875.1	4,809.5	2,701.4
Contributions received	0.0	0.0	1,509.3
Other non-current liabilities	4,775.9	81.5	60.2
Deferred taxes	810.3	513.8	0.0
Current liabilities	**26,327.6**	**20,932.4**	**11,036.1**
Current financial liabilities	6,094.0	10,093.1	6,505.9
Trade accounts payable	8,648.9	7,456.0	3,779.9
Taxes payable	5,768.1	75.0	0.0
Other provisions	3,790.9	1,436.5	509.6
Other current liabilities	2,025.7	1,871.8	240.7
Total liabilities and shareholders' equity	**113,498.0**	**52,623.1**	**26,626.5**

THREE-YEAR OVERVIEW (IFRS): STATEMENT OF CHANGES IN EQUITY FOR THE FINANCIAL YEARS 2004, 2003 AND 2002

	Subscribed capital	Capital reserves	Revenue reserves	Retained earnings/accumulated deficit	Total
	EUR '000	EUR '000	EUR '000	EUR '000	EUR '000
1/1/2002	**75.0**	**1,007.6**	**0.0**	**- 1,442.7**	**- 361.1**
Capital increases	1.4	998.3			999.7
Net income				176.7	176.7
12/31/2002	**76.4**	**2,005.9**	**0.0**	**- 1,266.0**	**816.3**
Capital increases	13.3	6,496.7			6,510.0
Net income				3,005.3	3,005.3
12/31/2003	**89.7**	**8,502.6**	**0.0**	**1,739.3**	**10,331.6**
Capital increases	19.9	12,096.8			12,116.7
Costs of raising equity (after tax)		- 40.1			- 40.1
Transfer to revenue reserves			1,484.5	- 1,484.5	0.0
Capital increase from reserves	9,976.1	- 8,491.6	-1,484.5		0.0
Stock option program		345.2			345.2
Net income				12,381.8	12,381.8
12/31/2004	**10,085.7**	**12,412.9**	**0.0**	**12,636.6**	**35,135.2**

THREE-YEAR OVERVIEW (IFRS): CASH FLOW STATEMENT FOR THE FINANCIAL YEARS 2004, 2003 AND 2002

	2004	2003	2002
	EUR '000	EUR '000	EUR '000
Net income	12,381.8	3,005.3	176.7
Income tax expense	5,924.2	1,290.1	- 63.8
Depreciation, amortization and impairment losses	5,200.7	3,323.4	1,496.4
Other non-cash income and expenses	- 197.6	0.0	0.0
Amortization of deferred investment grants and subsidies	- 2,287.1	- 1,154.4	- 701.9
Change in provisions	8,047.5	926.9	203.5
Loss on disposal of non-current assets	0.0	41.7	0.0
Change in inventories, receivables and other assets	- 10,248.2	- 11,836.9	- 5,405.6
Change in other liabilities	- 12,937.2	4,628.2	1,579.5
Interest and similar income	- 152.7	- 183.9	- 1.1
Interest and similar expenses	1,278.8	972.0	783.5
Liquid funds generated by operating activities	**7,010.2**	**921.4**	**- 1,932.8**
Interest paid	- 860.1	- 330.8	- 285.5
Interest received	207.2	0.0	0.0
Cash provided by operating activities	**6,357.3**	**590.6**	**- 2,218.3**
Capital expenditures on intangible assets	- 469.1	- 196.5	- 17.0
Proceeds from disposal of property, plant and equipment	107.7	0.0	7.4
Capital expenditures on property, plant and equipment	- 34,648.2	- 14,848.6	- 7,010.6
Acquisitions of equity investments	- 1,027.3	- 5.6	- 100.0
Proceeds from disposal of equity investments (previous year collections of other loans receivable)	2.5	100.0	0.0
Proceeds from investment grants and subsidies	6,785.2	5,922.0	2,346.9
Cash used in investing activities	**- 29,249.2**	**- 9,028.7**	**- 4,773.3**
Proceeds from contributions to shareholders' equity	10,507.5	4,000.7	1.4
Proceeds from profit participation rights capital issued (silent partners' interest)	14,400.0	354.0	877.0
Repayments of silent partners' interest	0.0	- 231.0	0.0
Proceeds from loans obtained	9,519.9	3,882.8	1,000.0
Repayment of loans	- 2,118.4	- 497.2	0.0
Change in current account overdrafts and interim financing	- 8,294.8	2,309.7	3,621.7
Cash provided by financing activities	**24,014.2**	**9,819.0**	**7,009.4**
Change in liquid funds	1,122.3	1,380.9	17.8
Balance of liquid funds at beginning of period	1,404.9	24.0	6.2
Balance of liquid funds at end of period	**2,527.2**	**1,404.9**	**24.0**

FINANCIAL STATEMENT 2004 (IFRS)

INCOME STATEMENT
FOR THE FINANCIAL YEAR 2004

	Note	2004 EUR '000	2003 EUR '000
1. Revenues	4.1	128,697.0	48,752.3
2. Changes in finished goods inventories		- 1,158.9	4,812.3
3. Other work performed by the company and capitalized		416.1	127.5
4. Other operating income	4.2	3,340.5	1,525.8
5. Cost of materials	4.3		
a) Cost of raw materials, consumables and supplies and of purchased merchandise		85,179.4	37,709.6
b) Cost of purchased services		1,010.3	249.8
6. Personnel expenses	4.4		
a) Wages and salaries		10,046.0	4,518.5
b) Social security costs and pension and benefit expenses		1,890.0	867.8
c) Stock option expense		345.2	0.0
7. Amortization, depreciation and impairment losses	4.5	5,200.7	3,232.4
8. Other operating expenses	4.6	7,992.5	3,385.2
9. Other taxes		26.4	1.3
10. Operating income		**19,604.2**	**5,253.3**
11. Income from other securities and non-current loans		0.0	2.3
12. Interest and similar income	4.7	152.7	183.9
13. Interest and similar expenses	4.7	1,278.8	972.0
14. Profits transferred under partial profit transfer agreements	4.7	172.1	172.1
15. Income before taxes		**18,306.0**	**4,295.4**
16. Income taxes	4.8	5,924.2	1,290.1
17. Net income		**12,381.8**	**3,005.3**

Earnings per share		2004	2003
Basic earnings per share in EUR per share	4.9	1.31	0.38
Diluted earnings per share in EUR per share	4.9	1.31	0.38

BALANCE SHEET AS OF DECEMBER 31, 2004

	Note	12/31/2004 EUR '000	12/31/2003 EUR '000
Assets			
A. Non-current assets		**68,063.9**	**27,315.5**
I. Intangible assets	2.2, 3.1	608.7	196.7
II. Property, plant and equipment	2.3, 3.2	66,424.8	27,113.2
III. Non-current financial assets	2.4, 3.3	1,030.4	5.6
B. Current assets		**45,434.1**	**25,307.6**
I. Inventories	2.5, 3.4	14,698.9	12,696.9
II. Trade accounts receivable	2.6, 3.5	17,371.0	5,881.5
III. Other receivables and assets	2.6, 3.6	10,837.0	5,324.3
IV. Cash and cash equivalents	2.7, 3.7	2,527.2	1,404.9
Total assets		**113,498.0**	**52,623.1**
Liabilities and Shareholders' Equity			
A. Shareholders' equity	2.8, 3.8	**35,135.2**	**10,331.6**
I. Subscribed capital		10,085.7	89.7
II. Capital reserves		12,412.9	8,502.6
III. Retained earnings		12,636.6	1,739.3
B. Deferred Investment grants and subsidies	2.9, 3.9	**20,074.8**	**11,862.3**
C. Non-current liabilities		**31,960.4**	**9,496.8**
I. Profit participation rights capital	2.10, 3.10	14,407.1	0.0
II. Silent partners' interests	2.13, 3.11	4,092.0	4,092.0
III. Non-currrent financial liabilities	2.13, 3.12	7,875.1	4,809.5
IV. Other non-current liabilities	2.13, 3.13	4,775.9	81.5
V. Deferred taxes	2.11, 3.14	810.3	513.8
D. Current liabilities		**26,327.6**	**20,932.4**
I. Current financial liabilities	2.13, 3.15	6,094.0	10,093.1
II. Trade accounts payable	2.13, 3.16	8,648.9	7,456.0
III. Taxes payable	2.13, 3.17	5,768.1	75.0
IV. Other provisions	2.12, 3.18	3,790.9	1,436.5
V. Other current liabilities	2.13, 3.19	2,025.7	1,871.8
Total liabilities and shareholders' equity		**113,498.0**	**52,623.1**

STATEMENT OF CHANGES IN EQUITY FOR THE FINANCIAL YEAR 2004

	Subscribed capital	Capital reserves	Revenue reserves	Retained earnings/ accumulated deficit	Total
	EUR '000	EUR '000	EUR '000	EUR '000	EUR '000
1/1/2003	**76.4**	**2,005.9**	**0.0**	**- 1,266.0**	**816.3**
Capital increases	13.3	6,496.7			6,510.0
Net income				3,005.3	3,005.3
12/31/2003	**89.7**	**8,502.6**	**0.0**	**1,739.3**	**10,331.6**
Capital increases	19.9	12,096.8			12,116.7
Costs of raising equity (after tax)		- 40.1			- 40.1
Transfer to revenue reserves			1,484.5	- 1,484.5	0.0
Capital increase from reserves	9,976.1	- 8,491.6	- 1,484.5		0.0
Stock option program		345.2			345.2
Net income				12,381.8	12,381.8
12/31/2004	**10,085.7**	**12,412.9**	**0.0**	**12,636.6**	**35,135.2**

CASH FLOW STATEMENT FOR THE FINANCIAL YEAR 2004

	Notes	2004	2003
		EUR '000	EUR '000
Net income		12,381.8	3,005.3
Income tax expense		5,924.2	1,290.1
Depreciation, amortization and impairment losses		5,200.7	3,232.4
Other non-cash income and expenses		- 197.6	0.0
Amortization of deferred investment grants and subsidies		- 2,287.1	- 1,154.4
Change in provisions		8,047.5	926.9
Loss on disposal of non-current assets		0.0	41.7
Change in inventories, receivables and other assets		- 10,248.2	- 11,836.9
Change in other liabilities		- 12,937.2	4,628.2
Interest and similar income		- 152.7	- 183.9
Interest and similar expenses		1,278.8	972.0
Liquid funds generated by operating activities		**7,010.2**	**921.4**
Interest paid		- 860.1	- 330.8
Interest received		207.2	0.0
Cash provided by operating activities	**5.**	**6,357.3**	**590.6**
Capital expenditures on intangible assets		- 469.1	- 196.5
Proceeds from disposal of property, plant and equipment		107.7	0.0
Capital expenditures on property, plant and equipment		- 34,648.2	- 14,848.6
Acquisitions of equity investments		- 1,027.3	- 5.6
Proceeds from disposal of equity investments (2003: collection of other loans receivable)		2.5	100.0
Proceeds from investment grants and subsidies		6,785.2	5,922.0
Cash used in investing activities	**5.**	**- 29,249.2**	**- 9,028.7**
Proceeds from contributions to shareholders' equity		10,507.5	4,000.7
Proceeds from profit participation rights capital issued (silent partners' interests)		14,400.0	354.0
Repayments of silent partners' interests		0.0	- 231.0
Proceeds from loans obtained		9,519.9	3,882.8
Repayments of loans		- 2,118.4	- 497.2
Change in current account overdrafts and interim financing		- 8,294.8	2,309.7
Cash provided by financing activities	**5.**	**24,014.2**	**9,819.0**
Change in liquid funds		1,122.3	1,380.9
Balance of liquid funds at beginning of period		1,404.9	24.0
Balance of liquid funds at end of period	**5.**	**2,527.2**	**1,404.9**

NOTES TO THE FINANCIAL STATEMENTS FOR THE FINANCIAL YEAR 2004

1. General information

1.1 Introduction

Q-Cells AG operates in the sunrise market of photovoltaics and specializes in the development, production and marketing of high-quality solar cells.

The company was founded in 1999 and today is one of the largest and fastest growing companies in the industry world-wide.

The company has 484 employees at December 31, 2004.

Q-Cells AG is entered in the commercial register of the local court in Stendal under the number HRB 16621.

The registered office of the company is at 06766 Thalheim, Germany, Guardianstraße 16.

1.2 Significant events during the year

Three additional production lines became operational in June, July and August 2004, increasing the nominal capacity to 170 MWp at year-end 2004.

In September 2004, construction began on line 4 which has an additional nominal capacity of approximately 180 MWp.

The first Q8 cells were produced in November 2004.

2. Accounting policies

2.1 Basis of financial reporting

These separate financial statements of Q-Cells AG, which were prepared voluntarily, and the comparative information contained therein were prepared without limitation in accordance with all International Financial Reporting Standards (IFRS/IAS) and the interpretations of the International Accounting Standards Board (IASB) effective at the balance sheet date. Standards that became effective January 1, 2005 were applied voluntarily as recommended.

National financial reporting regulations do not require Q-Cells AG to prepare consolidated financial statements. These IFRS financial statements are separate financial statements of Q-Cells AG. Consolidated IFRS financial statements were not prepared since the only company controlled by Q-Cells AG within the meaning of IAS 27.13 as at 12/31/2004 was Topas 107.VV GmbH, Berlin (since 2/11/2005: EverQ GmbH). EverQ GmbH was a shell company at 12/31/2004, not yet having commenced any operating activities. Furthermore, 75.1 % of the shares were sold on 1/14/2005 in order to form a joint venture. Since EverQ GmbH is insignificant to the presentation of the net assets, financial position and results of operations as well as cash flows for the year ended 12/31/2004, consolidated financial statements were not prepared.

The following standards revised under the IASB's Improvements Project were adopted early on a voluntary basis:

IAS 1	Presentation of Financial Statements
IAS 2	Inventories
IAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
IAS 10	Events After the Balance Sheet Date
IAS 16	Property, Plant and Equipment
IAS 17	Leases
IAS 21	The Effects of Changes in Foreign Exchange Rates
IAS 24	Related Party Disclosures
IAS 27	Consolidated and Separate Financial Statements
IAS 28	Investments in Associates
IAS 31	Investments in Joint Ventures
IAS 33	Earnings per Share

The early adoption of these standards did not lead to any changes in accounting policies. However, required note disclosures were affected.

The following revised and new standards were also adopted early:

IAS 36	Impairment of Assets (revised 2004)
IAS 38	Intangible Assets (revised 2004)
IAS 32	Financial Instruments: Disclosure and Presentation (revised 2004)
IAS 39	Financial Instruments: Recognition and Measurement (revised 2004)
IFRS 2	Share-based Payment

The adoption of IFRS 2 resulted in the recognition of an expense for the options issued under the stock option program in 2004 and a corresponding increase in shareholders' equity. The effects on these financial statements of applying IFRS 2 to the stock option program are set out in notes 2.8 and 3.8. Otherwise, the early adoption of these standards resulted in the note disclosures they require.

The executive board of Q-Cells AG issued the voluntarily-prepared IFRS financial statements as at December 31, 2003 in June 2005 by delivering and mailing them to the shareholders. On 08/08/2005, the executive board revised the 2003 IFRS financial statements with respect to presentation of the income statement, statement of cash flows and comparative prior year figures, earnings per share and related party disclosures.

The financial year is the calendar year. Under IFRS, the balance sheet is classified into current and non-current assets and liabilities. The income statement was prepared using the nature of expense format.

The reporting currency is Euro. All amounts are given in thousands of euro (EUR thousand), unless stated otherwise. Amounts are rounded to the nearest thousand (500 is rounded up). This can lead to rounding differences.

The financial statements are generally based on the historical cost principle and have been prepared in accordance with the accounting policies set out below.

The preparation of financial statements normally requires judgement to be exercised and estimates to be made. Estimates are based on historical experience and other information

about the transactions to be accounted for. Actual future outcomes of individual matters accounted for based on estimates and assumptions may deviate. Estimates and the assumptions they are based on are therefore regularly reviewed and assessed with respect to possible effects on the financial statements.

2.2 Intangible assets

Purchased intangible assets are valued at purchase price plus incidental acquisition cost. They are amortized straight-line over an estimated useful life of five years, which corresponds to the pattern in which the assets' economic benefits are consumed.

Internally generated intangible assets are capitalized at their development cost once future economic benefits are expected to flow to the company, technological feasibility has been demonstrated and costs can be measured reliably. They are amortized straight-line over their estimated useful life (five years). Research and development projects in progress are reviewed for capitalisable development costs using constant project and milestone analyses. If the conditions for capitalization are not met, the costs are expensed in the year incurred.

Intangible assets are tested for impairment when conditions or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized in income when the carrying value of an asset exceeds its recoverable amount.

2.3 Property, plant and equipment

Property, plant and equipment is stated at cost net of accumulated regular and usage-related depreciation. Borrowing costs are not capitalized.

Property, plant and equipment is depreciated straight-line over its economic useful life.

The depreciation period for the following assets is:

Depreciation period of property, plant and equipment

Buildings	19 to 33 years
Technical equipment and machinery	5 to 6.67 years
Other equipment, factory and office equipment	3 to 14 years

Property, plant and equipment is tested for impairment when conditions or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized in income when the carrying value of an asset exceeds its recoverable amount.

Property, plant and equipment under finance leases

Q-Cells AG entered into a lease agreement for a production line during 2004. The lease agreement has a lease term of 60 months without any renewal or purchase options.

The leased asset is capitalized at the lower present value of the minimum lease payments and a liability is recognized at the same amount. Leased assets are depreciated straight-line over the lease term. Lease payments are split into their interest and principal components. The interest component is determined by applying a constant interest rate to the remaining principal balance of the liability.

2.4 Non-current financial assets

Non-current financial assets consist of investments in

- CSG Solar AG, Thalheim
- EverQ GmbH, Thalheim
- CPI ChemiePark-Institut GmbH, Bitterfeld.

These investments are valued at cost. The fair value at the balance sheet date did not change that valuation.

2.5 Inventories

Inventories consist of raw materials, consumables and supplies as well as finished goods and purchased merchandise and on-account payments made.

Raw materials, consumables and supplies are valued at acquisition cost.

Finished goods are stated at production cost, purchased merchandise at acquisition cost and on-account payments made at nominal value.

Production cost includes direct material and direct labour costs as well as appropriate allocations of material and labour overheads and production-related depreciation and amortization of non-current assets. Administrative costs are included to the extent they can be attributed to production.

Where inventories are impaired in value, write-downs are made to reduce the carrying value to the lower net realizable value.

2.6 Trade accounts receivable and other receivables and assets

Receivables and other assets are stated at nominal value.

Timely and effective financial controls in combination with a customer assessment system reduce the probability of credit losses on receivables. At the time of preparation of these financial statements, no receivables from 2004 remained unpaid.

Receivables denominated in foreign currencies are translated at the average exchange rate in effect on the transaction date and subsequently translated at the year-end exchange rate.

2.7 Cash and cash equivalents

Cash and cash equivalents are included at nominal value at the balance sheet date, foreign currencies are translated at the average exchange rate on the balance sheet date.

2.8 Stock option program

The stock option program enables certain employees to acquire shares in the company. The annual shareholders' meeting on 12/29/2003 resolved to issue subscription rights under an employee stock option program (resolution on the issuance of up to 8,900 subscription rights). 6,335 employee options were outstanding on 12/31/2004. The options were recognized at fair value in accordance with IFRS 2 and charged to personnel expense with a corresponding increase in shareholders' equity (capital reserves). See note 3.8 for further details.

2.9 Investment grants and subsidies

Investment grants and subsidies are deferred as liabilities and amortized to income over the useful lives of the related assets. Investment grants and subsidies are recognized when the company receives the funds or when there is reasonable assurance that it is probable that the funds will be received.

2.10 Profit participation rights capital

Profit participation rights capital was recognized at acquisition cost, which corresponds to the fair value of the consideration received. Transaction costs are also included. Subsequent to acquisition, profit participation rights capital is valued at amortized cost using the effective interest method.

2.11 Deferred taxes

Deferred taxes are calculated using the liability method, which is common practice internationally. Deferred tax assets are offset if there is a right to set off current income tax assets against current income tax liabilities and if the deferred tax assets and liabilities relate to income taxes levied by the same tax authorities on Q-Cells AG. Deferred taxes are calculated using a tax rate of 33.07 %.

2.12 Other provisions

Other provisions are measured based on the best estimate to determine the amount of all obligations of uncertain timing or amount that arise from past transactions or events.

Provisions are valued such that they sufficiently reflect recognizable commitments and risks.

2.13 Other liabilities

Other non-current liabilities are stated at amortized cost or at present value (finance lease liabilities) and current liabilities are included at nominal value. Liabilities denominated in foreign currencies are translated at the average exchange rate on the balance sheet date. Currency translation differences are recognized in income.

Finance lease obligations are split between current and non-current liabilities based on when amounts are due.

2.14 Recognition of income and expenses

Revenues and other operating income are recognized upon delivery of goods or performance of services, i.e. when risks and rewards are transferred to the customer.

Operating expenses are recognized in the income statement when goods or services are received or when they are incurred.

Interest income is recognized on a straight-line basis, depending on the contractual obligation, some interest expenses incurred are recognized using the effective interest method and some on a straight-line basis.

Warranty provisions are set up when the corresponding revenues are recognized.

3. Notes to individual balance sheet items

Non-current assets

3.1 Intangible assets

Recognized intangible assets amounted to EUR 608.7 thousand (12/31/2003: EUR 196.7 thousand) at 12/31/2004.

Changes in intangible assets are as shown in the following table:

Intangible assets	Industrial rights and similar rights and assets	Development costs for internally generated intangible assets	Total
	Cost EUR '000		
1/1/2003	549.5	0.0	549.5
Additions	93.1	103.4	196.5
Reclassifications	4.9	0.0	4.9
12/31/2003	647.5	103.4	750.9
1/1/2004	647.5	103.4	750.9
Additions	206.2	262.8	469.0
Reclassifications	21.4	0.0	21.4
12/31/2004	875.1	366.2	1,241.3
	Amortization and impairment losses EUR '000		
1/1/2003	130.4	0.0	130.4
Additions	423.8	0.0	423.8
12/31/2003	554.2	0.0	554.2
1/1/2004	554.2	0.0	554.2
Additions	73.9	4.5	78.4
12/31/2004	628.1	4.5	632.6
	Net book values EUR '000		
1/1/2003	419.1	0.0	419.1
12/31/2003	**93.3**	**103.4**	**196.7**
1/1/2004	93.3	103.4	196.7
12/31/2004	**247.0**	**361.7**	**608.7**

Development costs for internally generated intangible assets totaling EUR 262.8 thousand (2003: EUR 103.4 thousand) were capitalized during 2004. Non-capitalisable research and development costs of EUR 861.0 thousand were expensed.

Development costs for various projects were capitalized in 2004:

- development of the Q8 cell in a larger format (210 by 210 mm),
- development of a modified etching technology (acidic texturing) which helps improving efficiency,
- development of a back contact cell to improve current extraction,
- development of a modified cell surface structure (alkaline texturing of monocrystalline wafers) which helps improving efficiency.

3.2 Property, plant and equipment

Changes in property, plant and equipment are as shown in the following table:

Property, plant and equipment	Land and buildings	Technical equipment and machinery	Other equipment, factory and office equipment	On-account payments and construction in progress	Total
	Cost EUR '000				
1/1/2003	2,381.8	10,624.3	261.0	3,614.5	16,881.6
Additions	479.3	1,334.1	590.8	12,444.4	14,848.6
Disposals	0.0	0.0	0.0	41.4	41.4
Reclassifications	2,983.2	9,431.9	451.8	-12,871.8	-4.9
12/31/2003	5,844.3	21,390.3	1,303.6	3,145.7	31,683.9
1/1/2004	5,844.3	21,390.3	1,303.6	3,145.7	31,683.9
Additions	615.0	9,704.0	877.5	33,746.1	44,942.6
Disposals	0.0	8.6	35.5	451.4	495.5
Reclassifications	1,814.4	15,154.6	151.5	-17,141.9	-21.4
12/31/2004	8,273.7	46,240.3	2,297.1	19,298.5	76,109.6
	Depreciation EUR '000				
1/1/2003	92.2	1,572.4	97.2	0.0	1,664.6
Additions	128.4	2,489.3	191.2	0.0	2,808.9
12/31/2003	220.6	4,061.7	288.4	0.0	4,570.7
1/1/2004	220.6	4,061.7	288.4	0.0	4,570.7
Additions	217.7	4,517.9	386.7	0.0	5,122.3
Disposals	0.0	1.7	6.5	0.0	8.2
12/31/2004	438.3	8,577.9	668.6	0.0	9,684.8
	Net book values EUR '000				
1/1/2003	2,289.6	9,051.9	163.8	3,614.5	15,119.8
12/31/2003	**5,623.7**	**17,328.6**	**1,015.2**	**3,145.7**	**27,113.2**
1/1/2004	5,623.7	17,328.6	1,015.2	3,145.7	27,113.2
12/31/2004	**7,835.4**	**37,662.4**	**1,628.5**	**19,298.5**	**66,424.8**

Significant additions to technical equipment and machinery relate to the ongoing construction of line 4. Production line 4 is scheduled for completion at the end of 2005 and will have an additional nominal capacity of approximately 180 MWp.

There are land charges totaling EUR 31,948.6 thousand on both operating facilities in favor of the banks providing the financing. Furthermore, the machinery and equipment of the individual lines was assigned as collateral.

Property, plant and equipment under finance leases

Q-Cells AG entered into a lease agreement to lease a solar cell production line during 2004. The lease commences in December 2004, the lease term is 60 months. The lease calls for 60 lease payments of EUR 111.0 thousand each. In addition, the first installment will include an additional payment of 20.0 % (EUR 1,487.5 thousand).

Acquisition cost of assets under finance leases was EUR 7,437.5 thousand, the net book value was EUR 7,313.6 thousand at 12/31/2004 (12/31/2003: EUR 0.0 thousand).

The first lease payment of EUR 1,598.5 thousand, including interest expense of EUR 22.7 thousand, was paid in 2004.

The following table provides an overview of the development of finance lease obligations existing as at 12/31/2004 in the short and long term:

	12/31/2004		
Property, plant and equipment under finance leases in EUR '000	**Total minimum lease payments**	**Interest expense**	**Present value of minimum lease payments**
Less than one year	1,331.6	245.8	1,085.8
Between one and five years	5,215.4	439.5	4,775.9
Total	**6,547.0**	**685.3**	**5,861.7**

Q-Cells AG, being the lessee, has a contractual obligation to insure the leased asset against risks and to assign the resulting insurance claims to the lessor. In addition, Q-Cells AG bears the risk of loss and total or partial damage of the asset and is therefore obligated to protect the asset against unauthorized access by third parties.

3.3 Non-current financial assets

The company has the following non-current financial assets:

Non-current financial assets	**Proportion of shareholders' equity held 12/31/2004**	**12/31/2004**	**12/31/2003**
		EUR '000	**EUR '000**
CSG Solar AG, Thalheim	21.19 %	1,000.0	0.0
Topas 107.VV GmbH, Berlin (name changed to EverQ GmbH on 2/11/2005)	100.0 %	27.3	0.0
CPI ChemiePark-Institut GmbH, Bitterfeld	6.1 %	3.1	3.1
Other		0.0	2.5
Total		**1,030.4**	**5.6**

CSG Solar AG, Thalheim, produces photovoltaic modules on the basis of a thin film technology. This technology combines the advantages of the proven silicon technology with the advantages of thin film. The technology consumes less than 1 % of the silicon consumed per Wp by conventional modules.

Construction of a first factory with two production lines started at the beginning of 2005. The first products are expected to be delivered during the first half of 2006.

Q-Cells AG founded a joint venture with the US company Evergreen Solar, Inc., Marlboro, at the beginning of 2005. The objective of the joint venture is the production and marketing of wafers, cells and modules based on string ribbon technology. Q-Cells AG currently owns 24.9 % of the new company, EverQ GmbH. For this purpose, Q-Cells AG acquired Topas 107.VV GmbH, Berlin in December 2004, which changed its name to EverQ GmbH on 2/11/2005.

Construction of an initial factory is expected to start during the second half of 2005. The first products are expected to be delivered during the first half of 2006.

In addition, Q-Cells AG holds a participation of 6.1 % in CPI ChemiePark-Institut GmbH (CPI), Bitterfeld at the balance sheet date. CPI is a company founded to perform primary industrial research and to market the research results gained. Q-Cells has the option of engaging this company to perform research and development.

Current assets

3.4 Inventories

Inventories in EUR '000	12/31/2004	12/31/2003
Raw materials, consumables and supplies	5,800.6	4,347.5
Finished goods and purchased merchandise	5,985.4	8,197.9
On-account payments	2,912.9	151.5
Total	**14,698.9**	**12,696.9**

All inventories of raw materials, consumables and supplies, finished goods and purchased merchandise have been assigned to the lending banks as collateral to secure existing short-term financial liabilities.

3.5 Trade accounts receivable

Trade accounts receivable are due within one year.

Trade accounts receivable have risen significantly to EUR 17,371.0 thousand at the balance sheet date (12/31/2003: EUR 5,881.5 thousand) due to increased sales volumes.

The company's foreign currency receivables amounted to EUR 214.9 thousand (USD 293.2 thousand) at the balance sheet date.

All accounts receivable have been assigned to the lending banks as collateral for short-term bank loans and overdrafts.

3.6 Other receivables and assets

Receivables and other assets are all due within one year.

Other receivables and assets in EUR '000	12/31/2004	12/31/2003
Investment subsidies receivable from tax authorities	6,463.0	3,336.3
Receivables under investment contracts with investors	2,609.2	1,000.0
Grants receivable from the state of Saxony-Anhalt under the community task project "Improvement of the regional economic structure"	715.0	127.3
Other assets	1,049.8	860.7
Total	**10,837.0**	**5,324.3**

3.7 Cash and cash equivalents

Cash and cash equivalents of EUR 2,527.2 thousand (12/31/2003: EUR 1,404.9 thousand) comprise primarily cash on hand and bank balances.

3.8 Shareholders' equity

See the statement of changes in shareholders' equity for further information regarding the changes in shareholders' equity of Q-Cells AG during 2004.

Based on shareholders' equity of EUR 35,135.2 thousand as shown in the balance sheet, the equity ratio is 31.0 % at the balance sheet date (12/31/2003: 19.6 %).

Share capital

Subscribed capital at the balance sheet date amounts to EUR 10,085.7 thousand and is divided into 10,085,684 registered shares with limited transferability. The shares give their holders the right to vote at the annual shareholders' meeting and to participate in dividends resolved upon.

Authorized capital

The executive board was empowered by a resolution of the annual shareholders' meeting dated 8/25/2000 to increase, on approval by the supervisory board, once or several times the subscribed capital of the company by up to EUR 37.5 thousand (authorized capital) by 7/31/2005 by issuing new, registered no-par-value shares with restricted transferability in return for non-cash or cash contributions. The executive board is empowered, on approval by the supervisory board, to decide on exclusion of shareholders' subscription rights and to lay down further details of each capital increase.

By partially utilizing authorized capital, the executive board has increased subscribed capital by EUR 1.9 thousand from EUR 89.7 thousand to EUR 91.6 thousand at a price of EUR 1.00 per share under the resolution dated 1/16/2004. Contributions of EUR 998.4 thousand were made to capital reserves. The new shares are entitled to profits from 1/1/2004. Subscription rights of existing shareholders were excluded. The capital increase was entered in the commercial register on 2/26/2004.

By partially utilizing authorized capital, the executive board has increased subscribed capital by EUR 5.3 thousand from EUR 91.6 thousand to EUR 96.9 thousand at a price of EUR 1.00 per share under the resolution dated 2/17/2004. Contributions of EUR 3,994.4 thousand were made to capital reserves. The new shares are entitled to profits from 1/1/2004. Subscription rights of existing shareholders were excluded. The capital increase was entered in the commercial register on 3/16/2004.

By partially utilizing authorized capital, the executive board has increased subscribed capital by EUR 12.7 thousand from EUR 96.9 thousand to EUR 109.6 thousand at a price of EUR 1.00 per share under the resolution dated 5/24/2004. Contributions to capital reserves of EUR 7,104.0 thousand were agreed upon, of which EUR 4,494.8 thousand were received by the balance sheet date. The new shares are entitled to profits from 1/1/2004. Subscription rights of existing shareholders were excluded. The capital increase was entered in the commercial register on 8/5/2004.

The annual shareholders' meeting on 8/23/2004 released the existing authorized capital and resolved upon new authorized capital as follows: The executive board is empowered, on approval by the supervisory board, to increase once or several times the subscribed capital of

the company by up to EUR 5,042.8 thousand by 7/31/2009 by issuing new, registered shares with restricted transferability in return for non-cash or cash contributions. The executive board is empowered, on approval by the supervisory board, to decide on exclusion of shareholders' subscription rights and to lay down further details of each capital increase. The resolution was entered in the commercial register on 9/8/2004. Authorized capital amounts to EUR 5,042.8 thousand at the balance sheet date.

Capital increase from reserves

Additionally, the annual general meeting on 8/23/2004 resolved to transfer an amount of EUR 1,484.5 thousand to other revenue reserves from 2003 retained earnings (based on German Commercial Code accounting principles) of EUR 3,157.1 thousand and to carry forward the remaining profit (based on German Commercial Code accounting principles) of EUR 1,672.6 thousand.

The annual shareholders' meeting on 8/23/2004 then resolved to increase capital from reserves in the amount of EUR 9,976.1 thousand by converting to subscribed capital EUR 8,491.6 thousand of capital reserves and EUR 1,484.5 thousand of other revenue reserves that had been appropriated from retained earnings for 2003. Consequently, subscribed capital increased to EUR 10,085.7 thousand. The capital increase was carried out by issuing 9,976,057 new registered no-par-value shares without nominal value to the company's shareholders in the ratio of 91 new shares to one old share. The new shares are entitled to profits from the beginning of 2004. The capital increase was entered in the commercial register on 9/8/2004.

Capital increases	Date	Number of shares
1/1/2004		**89,697**
Capital increase	2/26/2004	1,905
Capital increase	3/16/2004	5,333
Capital increase	8/5/2004	12,692
Capital increase from reserves	9/8/2004	9,976,057
12/31/2004		**10,085,684**

Capital reserves

Capital reserves result from additional contributions required to be made by shareholders upon the issuance of shares and is not available for distribution due to restrictions under German share law.

In these separate IFRS financial statements as at 12/31/2004, capital reserves as calculated in accordance with German share law have been reduced by costs of raising equity (EUR 40.1 thousand net of tax) and increased by the fair value of the stock option program (EUR 345.2 thousand). See the statement of shareholders' equity for the movements in this balance.

Conditional capital/stock option program

The annual shareholders' meeting on 12/29/2003 resolved to grant up to 8,900 stock options to current and future members of the executive board and employees of the company which will enable them to acquire registered no-par-value shares of the company with restricted

transferability at a pre-determined exercise price under certain conditions. Alternatively, the subscription rights may be settled in cash, although the company's executive board anticipates that such a cash settlement will not be made. Of the stock options issued, 25 % vest two years, further 25 % vest three years and the remaining 50 % vest four years after the grant date. Within these time periods, the company has the right to cancel the stock options effective immediately if an option holder terminates employment with the company or is terminated by the company.

For purposes of settling the subscription rights, the annual shareholders' meeting on 8/23/2004 resolved on a conditional increase of the company's subscribed capital by up to EUR 818.8 thousand (which corresponds to the issuance of up to 818,800 registered no-par-value shares with restricted transferability).

A total of 6,424 stock options were issued (including 89 cancelled in 2004) at various times during 2004, including 1,336 stock options granted to members of the executive board.

The option holders can exercise the subscription rights as soon as

1. at least two years have passed since the grant date (lock-up period),
2. the shares of Q-Cells AG are traded on a stock exchange,
3. the lock-up period agreed during an initial public offering of Q-Cells AG has expired,
4. the share price has exceeded the exercise price set at the date of grant by at least 33 % on each of the last five consecutive trading days,
5. the vesting period has expired.

Due to the capital increase in the ratio of 91 new shares to one old share, the number of shares which can be purchased based on one stock option has increased by the same ratio, while the exercise price has decreased accordingly.

The following analysis shows the changes in the number of stock options and exercise prices during 2004:

	2004 (After capital increase from reserves)		2004 (Before capital increase from reserves)	
Stock option program	**Weighted average exercise price**	**Number of options**	**Weighted average exercise price**	**Number of options**
Options outstanding at the beginning of the reporting period	0.00 EUR	0	0.00 EUR	0
Options granted during the reporting period	8.20 EUR	6,424*)	753.89 EUR	6,424
Options forfeited during the reporting period	8.15 EUR	89*)	750.00 EUR	89
Options outstanding at the end of the reporting period	8.20 EUR	6,335*)	753.95 EUR	6,335
Options exercisable at the end of the reporting period	0.00 EUR	0	0.00 EUR	0

*) The number of shares that can be purchased using one stock option has increased in the ratio of 91 new shares for one old share (capital increase from reserves), while the exercise price has decreased accordingly.

Stock options are recognized at fair value in accordance with IFRS 2. The fair value is determined at the date the options are granted and amortized over the vesting period. The fair value is calculated on the basis of the Black-and-Scholes option pricing model. The stock options were granted at four different dates, resulting in four different fair values for the stock options issued. The exercise price is set when each option is granted.

The factors used to calculate the fair value are the following:

1. During 2004, 6,424 options were issued (consisting of 6,374 options with an exercise price of EUR 750.00 and 50 options with an exercise price of EUR 1,250.00) on four different dates.
2. Expected volatility was determined based on comparable historic values of the PPVX Index (Photon-Photovoltaik-Stock Index), extrapolated to the date the options were granted. Average volatility is expected to be 33.31 %.
3. Due to the three vesting periods, the options have a life of up to 4 years.
4. The company expects 10 % of the stock options to remain unexercised due to staff turnover and the return of options for other reasons.
5. The following assumptions were made in calculating the weighted average grant date-fair values of subscription rights issued in 2004 using the Black-and-Scholes option pricing model:

2004	
Risk-free investment interest rate	4.0 %
Expected volatility	33.31 %
Expected average remaining term	2.5 years
Market price	EUR 750.00

The weighted average fair value of the stock options based on the four tranches and the graded vesting period is EUR 222.37 per stock option and was calculated as follows:

	2004 (After capital increase from reserves)	2004 (Before capital increase from reserves)
Options issued	6,374	
Number of shares covered by subscription rights	586,408	6,374
Exercise price in EUR	8.15	750.00
Range of option fair values in EUR	170.00 – 270.00	170.00 – 270.00
Options issued	50	
Number of shares covered by subscription rights	4,600	50
Exercise price in EUR	13.59	1,250.00
Range of option fair values in EUR	61.00 – 128.00	61.00 – 128.00

The total amount charged to personnel expense for stock options in 2004, with a corresponding increase to shareholders' equity (capital reserves), is EUR 345.2 thousand.

Appropriation of earnings for 2004

The executive board and supervisory board have proposed to retain the entire net income for 2004 (determined based on German commercial law accounting principles) as well as the entire opening retained earnings.

3.9 Investment grants and subsidies

Investment grants and subsidies consist of deferred amounts for both investment grants in connection with the community task project "Improvement of the regional economic structure" and investment subsidies.

Investment grants and subsidies in EUR '000	1/1/2004	Additions	Amortization	12/31/2004
Investment subsidies	6,182.7	6,451.3	1,119.9	11,514.1
Investment grants	5,679.6	4,048.3	1,167.2	8,560.7
	11,862.3	**10,499.6**	**2,287.1**	**20,074.8**

Investment grants and subsidies are subject to follow-up audits except for investment grants related to the capital expenditure project production line 1. The company has not identified any risks to date that could result in a potential repayment.

The rights to receive investment grants and subsidies (agreed maximum amounts EUR 9.3 million and EUR 6.6 million, respectively) for 2004 and 2005 have been completely transferred to the lending banks as security for the related interim financing of capital expenditures on line 4.

Non-current liabilities

3.10 Profit participation rights capital

The annual shareholders' meeting on 11/24/2004 resolved to issue a profit participation right. PREPS 2004-2 Ltd. paid EUR 15,000.0 thousand less transaction costs of EUR 600.0 thousand to Q-Cells AG for this right on 12/10/2004. The capital matures in November 2011.

The return on the profit participation right consists of a fixed component and an income-based component. The fixed interest component (guaranteed income) amounts to 7.5 % p.a. and the income-based component (profit participation) has been agreed as follows:

a) a total of 7.5 % p.a. for adjusted net income of up to EUR 45,000.0 thousand,

b) a total of 8.5 % p.a. for adjusted net income of between EUR 45,000.0 thousand and EUR 55,000.0 thousand,

c) a total of 9.5 % p.a. for adjusted net income of over EUR 55,000.0 thousand.

The profit-participation component is reduced by the guaranteed amount. The profit participation right is subordinated to all other existing and future claims of other creditors.

3.11 Silent partners' interests

Silent partners' interests in EUR '000	12/31/2004	12/31/2003
IBG Beteiligungsgesellschaft Sachsen-Anhalt mbH	3,092.0	3,092.0
Mittelständische Beteiligungsgesellschaft Sachsen-Anhalt mbH	1,000.0	1,000.0
Total	**4,092.0**	**4,092.0**

IBG Beteiligungsgesellschaft Sachsen-Anhalt mbH, Magdeburg (IBG) entered into a partial profit transfer agreement (agreement to set up a silent partnership) dated 8/9/2000. The silent partnership is scheduled to end on 8/6/2010.

The partner receives a return on his investment which is not based on net income and amounts to 8.0 % p.a. In addition, the investor is entitled to 50 % of net income, up to a maximum of 5.0 % of the paid-up contribution.

Mittelständische Beteiligungsgesellschaft Sachsen-Anhalt mbH, Magdeburg (MBG) entered into a partial profit transfer agreement (agreement to set up a silent partnership) dated 6/17/2002. The silent partnership is scheduled to end on 12/30/2012.

The partner receives an annual fixed return of 7.5 % p.a. on the paid-up contribution. In addition to the fixed return, a guarantee commission in the amount of 1.0 % of the applicable amount guaranteed is payable directly to Bürgschaftsbank Sachsen-Anhalt GmbH. The partner is also entitled to 50 % p.a. of net income, up to a maximum of 1.75 % p.a. of the paid-up contribution.

3.12 Non-current financial liabilities

In connection with capital expenditures on the capacity expansion, non-current financial liabilities have increased to EUR 7,875.1 thousand in comparison to the prior year (EUR 4,809.5 thousand).

The liabilities are stated at amortized cost.

Non-current financing liabilities	12/31/2004 EUR '000	12/31/2003 EUR '000	Principal repayments	Due date
Capital investment loan Deutsche Kreditbank AG	796.2	1,065.7	monthly	6/30/2011
Capital investment loan Deutsche Kreditbank AG	692.4	948.0	quarterly	3/30/2011
Capital investment loan Norddeutsche Landesbank	3,406.3	4,570.5	quarterly	9/30/2007
Capital investment loan Deutsche Kreditbank AG	3,367.4	0.0	monthly	8/30/2008
Capital investment loan IKB Deutsche Industriebank AG	5,706.8	0.0	quarterly	3/15/2009
Less current portion	- 6,094.0	- 1,774.7		
Total	**7,875.1**	**4,809.5**		

Financial liabilities entered into on a long-term basis consist of two variable interest capital investment loans (EURIBOR + margin), two variable interest loans (beginning at 5.6 % p.a.; interest capped at 7.0 % p.a.) and two loans with fixed interest rates of 4.8 % and 5.0 % p.a. respectively.

Recognized financial liabilities are secured by the following:

- land charges of EUR 2,198.6 thousand, EUR 6,000.0 thousand, EUR 20,000.0 thousand and EUR 3,750.0 thousand on both operating facilities,
- collateral assignments of machinery and equipment of the individual lines,
- assignment of all receivables,
- collateral assignment of raw materials, consumables and supplies and finished goods and purchased merchandise
- transfer of future investment grants and subsidies for the various capital expenditure projects (see note 3.9).

The capital investment loan from Norddeutsche Landesbank is secured by a state guarantee.

3.13 Other non-current liabilities

Other non-current liabilities consist of non-current finance lease liabilities of EUR 4,775.9 thousand at 12/31/2004 (12/31/2003: EUR 81.5 thousand) (see note 3.2).

3.14 Deferred taxes

Details of changes in this balance sheet item are provided together with the details on tax expense in note 4.8.

Current liabilities

3.15 Current financial liabilities

Current financial liabilities amount to EUR 6,094.0 thousand at the balance sheet date (12/31/2003: EUR 10,093.1 thousand). They are due within one year and consist of current account overdrafts and the portion of long-term loans that is due within one year.

3.16 Trade accounts payable

The company had trade accounts payable of EUR 8,648.9 thousand at the balance sheet date (12/31/2003: EUR 7,456.0 thousand). They are due within one year.

Accounts payable denominated in foreign currencies are translated at the exchange rate in effect on the transaction date and are subsequently valued at the year-end exchange rate. Foreign currency payables amounted to EUR 212.4 thousand at the balance sheet date.

3.17 Taxes payable

Taxes payable consist of provisions for corporation and trade taxes of EUR 5,702.8 thousand and other operating taxes of EUR 65.3 thousand (12/31/2003: EUR 75.0 thousand).

3.18 Other provisions

Other provisions EUR '000	1/1/2004	Utilization	Release	Increase	12/31/2004
Personnel-related provisions	902.9	758.9	144.0	1,905.0	1,905.0
Product-related provisions	223.5	223.5	0.0	1,452.1	1,452.1
Other provisions	310.1	278.6	31.5	433.8	433.8
Total	**1,436.5**	**1,261.0**	**175.5**	**3,790.9**	**3,790.9**

Personnel-related provisions primarily consist of bonuses of EUR 1,177.1 thousand. Product-related provisions mainly include warranty provisions of EUR 1,242.7 thousand.

3.19 Other current liabilities

Other current liabilities amount to EUR 2,025.7 thousand at the balance sheet date (12/31/2003: EUR 1,871.8 thousand), consisting mainly of current finance lease liabilities of EUR 1,085.9 thousand as well as liabilities for social security contributions and employment taxes and other short-term liabilities for the current year.

4. Notes to individual income statement items

4.1 Revenues

Revenues have increased by 163.7 % to EUR 128,697.0 thousand compared to 2003 (EUR 48,752.3 thousand).

Revenues segmented by region are shown in note 6.1 of these notes which provides disclosures on segment reporting.

Product	Cell type	Revenues 2004	Revenues 2003	Change
		EUR '000	EUR '000	EUR '000
Multicrystalline	Q5 (125x125 mm)	1,656.9	7,030.0	- 5,373.1
	Q6 (150x150 mm)	56,392.2	41,460.2	14,932.0
	Q6L (156x156 mm)	53,759.1	0.0	53,759.1
	Q8 (210x210 mm)	62.3	0.0	62.3
Monocrystalline	Q6 (150x150 mm)	9,816.7	262.1	9,554.6
	Q6L (156x156 mm)	7,009.8	0.0	7,009.8
Total		**128,697.0**	**48,752.3**	**79,944.7**

Trading revenues (EUR 1,678.1 thousand; 2003: EUR 2,775.5 thousand) and other revenues and deductions (EUR 802.3 thousand; 2003: EUR -503.0 thousand) were allocated to each product and cell type. The prior year amounts were adjusted accordingly to ensure comparability.

At EUR 56,392.2 thousand (2003: EUR 41,460.2 thousand), cells in the 150x150 mm format (Q6) generated the largest amount of revenues. The newly introduced 156x156 mm (Q6L) cells were accepted very well by the market, achieving revenues of EUR 53,759.1 thousand (2003: EUR 0.0 thousand) in their first year. Monocrystalline cells are characterized by their higher efficiency. Production of Q5 cells ended in 2003 as scheduled; revenues merely include the sales of the remaining inventories in early 2004.

4.2 Other operating income

Other operating income for 2004 consists of the following:

Other operating income EUR '000	2004	2003
Amortization of deferred investment grant	1,167.2	683.2
Amortization of deferred investment subsidy	1,119.9	471.2
Personnel expense grants	311.9	247.9
Foreign exchange gains	306.6	88.0
Release of provisions	175.5	4.5
Income relating to prior years	173.0	27.9
Other income	86.4	3.1
Total	**3,340.5**	**1,525.8**

4.3 Cost of materials

Cost of materials amounted to EUR 86,189.7 thousand (2003: EUR 37,959.4 thousand) and consists almost exclusively of wafer purchases. The ratio of cost of materials to revenues and change in inventories is 67.6 % at 12/31/2004 (12/31/2003: 70.9 %).

4.4 Personnel expense

With the continued high growth of our production, we have created a large number of new jobs. The number of employees has again more than doubled during the past year. Q-Cells AG employs a total of 484 staff at the end of 2004 (end of 2003: 207). The number of apprentices was 18 at the end of 2004 (end of 2003: 9).

4.5 Amortization, depreciation and impairment losses

See notes 3.1 and 3.2 for an analysis of amortization, depreciation and impairment losses.

4.6 Other operating expenses

Other operating expenses consist of the following:

Other operating expenses EUR '000	2004	2003
Repairs and maintenance	1,953.0	835.8
Warranty expenses	1,592.4	575.8
Administration	1,085.2	505.2
Distribution	512.3	369.2
Freight	570.2	261.8
Foreign exchange differences	275.8	49.2
Miscellaneous other operating expenses	2,003.6	788.2
Total	**7,992.5**	**3,385.2**

4.7 Net finance costs

Net finance costs consist of the following:

Net finance costs EUR '000	2004	2003
Interest and similar income	152.7	183.9
Interest and similar expenses		
Non-current liabilities	593.2	234.7
Current liabilities	289.6	418.3
Expenses similar to interest	396.0	319.1
Profits transferred under partial profit transfer agreements	**172.1**	**172.1**
Total	**- 1,298.2**	**- 960.3**

The expenses similar to interest are for profit-related remuneration, mainly for the silent partners' interests and, from December 2004, for the profit participation rights capital.

Expenses arising from partial profit transfers relate to the silent partners' variable profit share for 2004 (see note 3.11).

4.8 Income taxes

Income taxes consist of the following:

Income taxes EUR '000	2004	2003
Current taxes		
Corporation tax	3,977.8	0.0
Trade tax	1,649.9	75.0
Deferred taxes	296.5	1,215.1
Total	**5,924.2**	**1,290.1**

Current income tax expense of Q-Cells AG is calculated using tax rates in effect or announced at the balance sheet date. The calculation of deferred taxes is based on a corporation tax rate of 25.0 % (2003: 25.0 %), plus a solidarity surcharge of 5.5 % on corporation taxes payable as well as an effective trade tax rate of 6.7 % in 2004 (decrease in municipal rate; 2003: 9.9 %). Taking into account the solidarity surcharge and trade tax, the tax rate used to calculate deferred taxes is 33.07 % (2003: 36.30 %; expected tax rate 33.07 %).

The following deferred taxes were recognized, gross and net, on individual balance sheet line items and tax losses carried forward:

Deferred taxes EUR '000	12/31/2004 Assets	12/31/2004 Liabilities	12/31/2003 Assets	12/31/2003 Liabilities
Recognition and valuation differences				
Intangible assets and property, plant and equipment		9,125.1		1,986.4
Non-current assets	1,723.0		0.0	
Current assets		232.3		95.9
Profit participation rights capital		592.9		0.0
Investment grants and subsidies	320.5		391.4	
Non-current liabilities	4,775.9		0.0	
Current liabilities	1,087.7	407.2	0.0	251.6
Losses carried forward	0.0		388.8	
Total	7,907.1	10,357.5	780.2	2,333.9
Deferred tax assets/liabilities	2,614.9	3,425.2	258.0	771.8
Net deferred taxes		**810.3**		**513.8**

The following analyzes the significant differences between expected and actual tax expense for the current and prior year:

Reconciliation of income tax expense EUR '000	2004	2003
Income before income taxes	**18,306.0**	**4,295.4**
Expected tax expense at 33.07 % (2003: 36.30 %)	6,053.8	1,559.2
Changes in expected tax expense		
Tax effect of tax-free income	- 260.3	- 170.8
Tax effect of non-deductible operating expenses	87.0	0.0
Effects of changes in tax rates	16.6	0.0
Tax effects of tax audit relating to prior years (change in tax balance sheet)	64.9	0.0
Other tax effects	- 37.8	- 98.3
Actual tax expense	**5,924.2**	**1,290.1**

No deferred tax assets were recognized on tax losses carried forward, since the tax loss carryforwards existing at 12/31/2003 were completely utilized during 2004. Current tax expense was reduced by EUR 128.7 thousand in 2004 as a result of the utilization of the tax loss carryforwards.

4.9 Earnings per share

Earnings per share were calculated in accordance with IAS 33.

The annual shareholders' meeting on 8/23/2004 resolved to increase capital from reserves in the amount of EUR 9,976.1 thousand by converting to subscribed capital EUR 8,491.6 thousand of capital reserves and EUR 1,484.5 thousand of other revenue reserves which had been appropriated from retained earnings for 2003. Consequently, subscribed capital increased to EUR 10,085.7 thousand. The capital increase was carried out by issuing 9,976,057 new registered no-par-value shares without nominal value to the company's

shareholders in the ratio of 91 new shares to one old share. In accordance with IAS 33.64 (2003: 33.43), the capital increase was reflected in the calculation of earnings per share for 2004 and the prior year in order to improve comparability.

Earnings per share	2004	2003 (after capital increase)
Net income (EUR '000)	12,381.8	3,005.3
Weighted average number of shares	9,481,366	7,944,206
Basic earnings per share in EUR	**1.31**	**0.38**

Thus, there were no dilutive effects to be taken into account. Employee stock options were not yet included in the calculation, since they are contingent on certain conditions being met (see note 3.8).

5. Notes to the statement of cash flows

Liquid funds consist of cash and cash equivalents as presented in the balance sheet.

Cash provided by operating activities has quadrupled to EUR 6,357.3 thousand.

The company was able to finance capital expenditures required for the extensive expansion of production capacity (cash used in investing activities of EUR 29,249.2 thousand) with cash from financing activities of EUR 24,014.2 thousand and cash from operating activities of EUR 6,357.3 thousand.

Changes in balance sheet items used to prepare the statement of cash flows cannot be derived directly from the balance sheet since effects of non-cash transactions have been eliminated.

6. Other disclosures

6.1 Segment reporting

The primary reporting format of Q-Cells AG is segmented by geographical categories. Income, expenses and other disclosures have been attributed to segments based on the location of assets. Since all assets are located in Germany, all other disclosures are attributed to the segment Germany as well. Thus, further segmentation is not necessary.

External revenues can be segmented by customer location as follows:

EUR '000	2004	2003
Germany	95,550.4	33,909.8
Other EU countries	18,676.8	13,551.7
Rest of the world	14,469.8	1,290.8
Total	**128,697.0**	**48,752.3**

A secondary reporting format is not applicable as Q-Cells AG operates exclusively in the production and distribution of photovoltaic cells.

6.2 Financial instruments

The objectives of financial risk management are to minimize credit risk related to trade accounts receivable and to secure financing with appropriate maturities for the continued expansion of the company's operations and liquidity in connection with operating activities. These objectives are being pursued using appropriate management systems.

During 2004, Q-Cells AG did not utilize any derivative financial instruments. Instead, it used only primary financial instruments such as trade accounts receivable and payable, financing receivables and financing liabilities.

Financial instruments not measured at fair value include primarily cash and cash equivalents, trade accounts receivable, other current assets, other non-current assets, trade accounts payable and other liabilities and long-term loans.

The carrying values of cash and cash equivalents as well as current account overdrafts are extremely close to their fair values due to the short maturities involved.

The carrying value of receivables and liabilities involving normal trade credit conditions, which is based on historical cost, also closely approximates fair value.

6.3 Contingent liabilities and other financial commitments

There were no contingent liabilities at the balance sheet date.

In December 2004, an agreement was entered into regarding a further financing round for CSG Solar AG, Thalheim, in which Q-Cells AG committed to pay an additional EUR 5.5 million in connection with a capital increase at CSG Solar AG in 2005.

Purchase commitments

In order to secure supply, Q-Cells AG has reinforced its wafer procurement department and now also focuses intensively on the up-stream links in the value-added chain.

The company has commitments to suppliers for purchases of wafers and silicon for 2005 through 2010 totaling EUR 997,735.3 thousand, including EUR 130,735.3 thousand for 2005.

The purchasing commitments to suppliers resulting from these measures lead to price and volume risks. We endeavor to mitigate these risks by matching commitments from purchase contracts with those from sales contracts.

Open purchase orders

The company had open purchase orders for property, plant and equipment of EUR 27.3 million at 12/31/2004.

Operating leases

The company leases several vehicles under operating leases at the balance sheet date. The lease agreements have a lease term of 36 months and do not contain any definitive renewal or purchase options. Monthly lease payments are expensed on a straight-line basis.

Lease expense for operating leases amounted to EUR 34.2 thousand in 2004 (2003: EUR 4.3 thousand).

Warranties

As manufacturer and seller of photovoltaic cells, Q-Cells AG gives a warranty on its products and is exposed to warranty risks. We guarantee that our cells achieve at least 90% of nominal performance for 10 years. There have been no significant claims to date.

6.4 Legal matters

An entrepreneur has asserted claims of EUR 1.0 million against the company pursuant to a contract allegedly entered into regarding broken cells. The company considers these claims to be entirely unfounded, the company is also not aware of any legal action having been taken to date.

Risks arising from other legal disputes in connection with ordinary operations have been appropriately provided for in accordance with IAS 37.

6.5 Financial risks

Liquidity risk

We use appropriate financial planning tools to manage the future liquidity situation. Based on our current plan, there are no apparent liquidity shortages. We have unused current account overdraft limits of EUR 14.4 million available to us at 12/31/2004.

Currency risk

At Q-Cells, currency risk arises primarily because some purchases are made in US dollars while sales are not made in US dollars to the same extent. We manage this risk by constantly monitoring exchange rates and by taking measures to hedge foreign exchange rates if it would be necessary.

Interest rate risk

Photovoltaic systems are usually mainly financed by debt. The present comparatively low level of interest rates and resulting low cost of debt have had a positive effect on the profitability of photovoltaic systems. An increase in interest rates would reduce the profitability of photovoltaic systems due to higher borrowing costs and hence would negatively affect the demand for photovoltaic cells. We do not expect a significant increase in interest rates in the short- and medium-term.

Bank loans and overdrafts total EUR 13,969.1 thousand (12/31/2003: EUR 14,902.6 thousand). These financing liabilities primarily consist of long-term loans. There is no interim financing and current account overdrafts are in credit balance at the balance sheet date.

Current financial liabilities include mainly the current principal portion of long-term loans for 2005.

Financial liabilities entered into on a long-term basis consist of two variable interest capital investment loans (EURIBOR + margin), two variable interest loans (beginning at 5.6 % p.a.; interest capped at 7.0 % p.a.) and two loans with fixed interest rates of 4.8 % and 5.0 % p.a.

Credit risk

It may also be necessary to make advance payments to suppliers to secure deliveries, and this could lead to credit losses.

Timely and effective financial controls in combination with a customer assessment system reduce the probability of bad debts.

Risks related to the receipt of investment grants and subsidies

The company receives investment grants and subsidies in connection with the creation and expansion of capacity. Assessments issued regarding the approval of investment grants total approximately EUR 21.0 million, of which EUR 10.1 million were received by 12/31/2004. Payment of the funds is conditional on the institutions providing the grants (EU, federal government, state of Saxony-Anhalt) having the funds available and on the funds having been provided for in their budgets (federal government, state of Saxony-Anhalt). As a result of this condition, there is a risk that the remaining amount may be delayed or not paid out at all.

In addition, these grants and subsidies are generally contingent on the company meeting certain restrictions and conditions, to some extent over several years into the future. If these conditions and requirements were not met, Q-Cells AG might have to repay, either completely or in part, the grants received, which would adversely impact the economic situation of the company.

6.6 Related party disclosures

Transactions with related parties

Parties related to Q-Cells are: The members of the executive and supervisory boards, including their family members, as well as companies over which Q-Cells AG, members of the executive and supervisory boards and their close family members and companies can exercise significant influence.

The following transactions with related parties took place during the year:

6.6.1 Remuneration of members of the supervisory and executive boards

See note 6.7.

6.6.2 Transactions with investees

See note 3.3 for disclosures regarding investees.

Topas 107.VV GmbH (name changed to EverQ GmbH on 2/11/2005)

The managing directors of this company were Mr. C. Anton Milner, CEO of Q-Cells AG, and Dr. Hartmut Schüning, CFO of Q-Cells AG. Mr. Thomas Schmidt, COO of Q-Cells AG, had signing authority. EverQ did not begin operations until 2005. No remuneration was paid.

The company had receivables from TOPAS 107.VV GmbH of EUR 18.9 thousand related to cost recharges at 12/31/2004. There were no accounts payable outstanding.

CSG Solar AG

Q-Cells AG holds a 21.19 % interest in CSG Solar AG, Thalheim. Three members of the executive board of Q-Cells AG own shares in the company: Mr. C. Anton Milner, CEO (2.75 %), Mr. Reiner Lemoine, CTO (1.06 %) and Mr. Thomas Schmidt, COO (0.21 %).

Further interests in CSG Solar AG are held by: Renewable Energy Corporation AS, Hovik, Norway ("REC") (21.19 %), IBG Beteiligungsgesellschaft Sachsen-Anhalt mbH, Magdeburg ("IBG") (4.24 %) and Dr. van Aubel, Van Aubel Rechtsanwälte (2.97 %), chairman of the supervisory board of Q-Cells AG.

The company had receivables from CSG Solar AG of EUR 2.1 thousand related to rent recharged at 12/31/2004. There were no accounts payable outstanding.

6.6.3 Transactions with suppliers, customers and consultant

REC Group

Marcel Brenninkmeijer, member of the supervisory board of Q-Cells AG, is president and delegate of the supervisory board of Good Energies AG, Basle, Switzerland, and managing director of Good Energies Investments B.V., Amsterdam, Netherlands ("GEI"). Good Energies AG is GEI's investment adviser. Mr. Brenninkmeijer holds an indirect minority interest in GEI.

GEI in turn holds an interest in Q-Cells AG. At the same time, GEI holds a significant interest in Renewable Energy Corporation, Norway (REC). Mr. Brenninkmeijer is member of the supervisory board of REC.

Q-Cells AG has customer and supplier relationships with REC and its subsidiaries ScanModule AB, Glava, Sweden ("ScanModule"), ScanCell AS, Narvik, Norway ("ScanCell") and ScanWafer ASA, Hovik, Norway ("ScanWafer").

Customer relationships

ScanModule is a customer of Q-Cells AG. The transactions with this company consist exclusively of the sale of solar cells. Sales during the year totaled EUR 3,626.0 thousand (2003: EUR 435.3 thousand).

Additional sales were made to ScanCell (sales volume during the year: EUR 382.3 thousand; 2003: EUR 232.0 thousand) and ScanWafer (sales volume during the year: EUR 102.0 thousand; 2003: EUR 737.1 thousand) and during the prior year to REC (EUR 170.0 thousand), as well.

Receivables from ScanModule of EUR 3,187.7 thousand at 12/31/2004 arose primarily from the commission business (12/31/2003: EUR 0.0 thousand). Receivables from ScanWafer at 12/31/2004 amounted to EUR 40.0 thousand (12/31/2003: EUR 0.0 thousand).

Supplier relationships

ScanWafer is the largest supplier of Q-Cells AG. There are long-term wafer supply agreements that had a volume of EUR 28,644.6 thousand in 2004 (2003: EUR 12,972.8 thousand).

Accounts payable to ScanWafer amounted to EUR 2.8 thousand (12/31/2003: EUR 2,449.4 thousand) at 12/31/2004.

ScanModule also sold goods and services to Q-Cells AG during 2003 (volume of purchases during 2003: EUR 433.2 thousand; accounts payable as at 12/31/2003: EUR 119.5 thousand).

As part of the business relationships with REC Group, the cell producer ScanCell sold its entire production of photovoltaic cells to Q-Cells AG in 2003 and early 2004. The cells received were subjected to certain quality tests and sorted by efficiency and quality criteria. The photovoltaic cells were sold to customers of Q-Cells AG under the Q-Cells logo. When REC expanded the module producer ScanModule more extensively over the course of the year 2004, the parties subsequently agreed on delivery of a portion of the cells to ScanModule.

Q-Cells AG acted as distributor in 2003 and until early 2004 on the basis of verbal agreements and other documentation because it was bearing price, holding, and distribution risks (Q-Cells trading revenues 2004: EUR 1.4 million; 2003: EUR 2.8 million). The volume of purchases in 2004 was EUR 296.1 thousand (2003: EUR 2,280.5 thousand).

Due to this change in business arrangements in early 2004, Q-Cells AG marketed the cells on behalf of ScanCell as commission agent starting in February 2004. The amount marketed was EUR 16.0 million. Due to the economic substance of the commission transactions, revenue recognized consists of the commissions received from ScanCell of EUR 270.1 thousand. Accounts payable arising from these transactions were EUR 1,874.2 thousand at 12/31/2004 (12/31/2003: EUR 738.7 thousand from trading).

Consulting services

Q-Cells AG and REC entered into a verbal agreement in 2004 regarding distribution and marketing support services provided by Q-Cells AG in Norway. Consulting services of EUR 70.4 thousand were rendered during the year.

Immo Ströher

Immo Ströher, member of the supervisory board of Q-Cells AG, holds an interest in Solon AG für Solartechnik, Berlin ("Solon AG") and is chairman of its supervisory board. Mr. Ströher holds significant interests in Mithril GmbH Darmstadt ("Mithril"). Mithril in turn holds an interest in Q-Cells AG. At the same time, Mithril holds significant investments in Solon AG, Berlin with its subsidiaries Solon Photovoltaik GmbH, Berlin ("Solon PV") and Solon Nord GmbH, Greifswald ("Solon Nord").

In addition, Immo Ströher, via ImmoSolar GmbH, Darmstadt (since April 2004: Ströher Solar GmbH; "ImmoSolar"), holds indirect interests in Q-Cells AG, EnTech GmbH, Kufstein, Austria ("EnTech") and ASS Automotive Solarsystems GmbH, Erfurt ("ASS"). Mr. Ströher also is a minority shareholder of Energy Valley AG, Meggen, Switzerland ("Energy Valley"), and holds an indirect interest in Q-Cells AG via Imladris GmbH, Darmstadt ("Imladris"). Persons related to Mr. Ströher also hold interests in Q-Cells AG.

Solon AG and its subsidiaries Solon PV and Solon Nord as well as EnTech and ASS are customers and suppliers of Q-Cells AG.

The sales volume with these companies amounted to EUR 36,052.8 thousand in 2004 (2003: EUR 10,447.1 thousand); the volume of purchases was EUR 242.6 thousand in 2004 (2003: EUR 2,653.9 thousand). At 12/31/2004, receivables were EUR 6,018.1 thousand (12/31/2003: receivables EUR 3,140.9 thousand and payables EUR 148.2 thousand).

Energy Valley introduced Q-Cells AG to its largest silicon supply contract in 2004, with a total volume of some EUR 35 million. The supply contract's term runs to the end of 2008, contains other fixed conditions and secures the supply of raw materials for the further expansion of Q-Cells AG. Negotiations are in progress for sales contracts corresponding with this procurement contract for delivery of photovoltaic cells or modules to Energy Valley Inc. or a subsidiary of Energy Valley (Solar Square AG).

During 2004, Mithril granted an interim financing loan of EUR 500.0 thousand bearing interest at 6.25 % p.a. based on verbal agreements. The full amount of the loan was set off against a receivable for contributions to capital reserves outstanding at December 31, 2003 on April 1, 2004. The interim financing loan provided by Imladris in the prior year of EUR 1,300.0 thousand (interest rate of 6.5 % p.a.) had been repaid in full during 2003. Of the interest receivable in the prior year from EnTech and ImmoSolar of EUR 161.9 thousand, EUR 115.0 thousand was paid in 2004 and EUR 46.9 thousand was written off as a result of a settlement.

Services provided by a company owned by an individual related to a member of the executive board

Q-Cells AG receives services from a company owned by an individual related to a member of the executive board. During 2004, the company's expenditures were EUR 1,059.6 thousand (2003: EUR 412.8 thousand). EUR 5.2 thousand (12/31/2003: EUR 32.6 thousand) payable by the company as a result of this business relationship were outstanding at 12/31/2004. The executive board member concerned did not participate in contract negotiations and the terms of the contract are equivalent to those that prevail in arm's length transactions.

Legal advice from law firm Bezzenberger

Dr. Thomas van Aubel is chairman of the supervisory board. Dr. Thomas van Aubel and persons related to him are shareholders of Q-Cells AG via TVVG GmbH, Berlin, capitalnetworks.de GmbH, Berlin, and Pluto 2001 GmbH, Berlin. As partner of the law firm Bezzenberger, and since 1/1/2005 as partner of the law firm van Aubel Rechtsanwälte, he provides advice to Q-Cells AG on legal issues.

Q-Cells AG had no outstanding liabilities due to the law firm at 12/31/2004 (2003: EUR 32.1 thousand). Professional fees in 2004: EUR 120.2 thousand (2003: EUR 62.0 thousand).

6.6.4 Other

IBG Beteiligungsgesellschaft Sachsen-Anhalt mbH, Magdeburg (IBG) is a shareholder of Q-Cells AG. The managing director of IBG, Dr. Dinnies-Johannes von der Osten, is also a member of the supervisory board of Q-Cells AG.

IBG has entered into a partial profit transfer agreement (agreement to set up a silent partnership) with Q-Cells AG. See note 3.11 of these notes for further details.

The total expense for 2004 under the partial profit transfer agreement was EUR 402.0 thousand (2003: EUR 402.0 thousand).

Guarantees/suretyships given by members of the governing bodies in favor of the company

The members of the executive board of Q-Cells AG, Mr. C. Anton Milner and Mr. Reiner Lemoine, also hold shares in Q-Cells AG. Mr. Lemoine is shareholder and member of the supervisory board of Solon AG.

The members of the executive board, C. Anton Milner and Reiner Lemoine have given directly enforceable maximum amount suretyships totaling EUR 550.0 thousand each in favor of Q-Cells AG to three lending banks.

In addition, C. Anton Milner and Reiner Lemoine have given guarantees to MBG regarding the repayment of silent partnership contributions and other payments, and Reiner Lemoine together with two other founders has given such guarantees to IBG (see note 3.11).

Capital increases

Good Energies AG, Basle has acquired shares representing an additional 9.6 % (2003: 10.4 %) in connection with two capital increases from authorized capital.

At 15.8 %, APAX Europe V-A L.P., Channel Islands has acquired an interest in Q-Cells AG for the first time.

6.7 Remuneration of governing bodies

During 2004, the members of the executive board received remuneration of EUR 964.2 thousand, consisting of fixed components of EUR 364.3 thousand, variable components of EUR 537.2 thousand and EUR 62.7 thousand for 1,336 stock options.

Remuneration of the supervisory board for 2004 amounted to EUR 81.0 thousand.

6.8 Members of the governing bodies

During the financial year, the executive board consisted of:

- C. Anton Milner, chairman of the executive board, CEO
- Reiner Lemoine, CTO
- Thomas Schmidt, COO since 4/1/2004
- Dr. Hartmut Schüning, CFO since 10/1/2004

The members of the supervisory board during 2004 were:

- Dr. Thomas van Aubel (chairman of the supervisory board), attorney at law (Van Aubel Rechtsanwälte)
- Dr. Dinnies-Johannes von der Osten, (vice chairman of the supervisory board), managing director of IBG Beteiligungsgesellschaft Sachsen-Anhalt mbH
- Marcel Brenninkmeijer, president and delegate of the supervisory board of Good Energies AG, a managing director of Good Energies Investments B.V.

- Dr. Christian Reitberger (since 3/2004), partner APAX Partners Beteiligungsberatung GmbH
- Immo Ströher, entrepreneur and investor in the renewable energies industry

6.9 Approval for issue

The executive board of Q-Cells AG has approved these IFRS financial statements on 8/11/2005 for issue to the supervisory board and the shareholders.

Thalheim, 8/11/2005

The executive board of Q-Cells AG

C. Anton Milner CEO	Reiner Lemoine CTO	Thomas Schmidt COO	Dr. Hartmut Schüning CFO

AUDIT OPINION
FOR THE FINANCIAL YEAR 2004

Auditor's Report

To Q-Cells AG, Thalheim:

We have audited the annual financial statements, comprising the balance sheet, the income statement and the statements of changes in shareholders' equity and cash flows as well as the notes, together with the bookkeeping system of Q-Cells AG, Thalheim, for the business year from January 1 to December 31, 2004. The maintenance of the books and records and the preparation of the annual financial statements in accordance with International Financial Reporting Standards (IFRS) are the responsibility of the Company's management. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, based on our audit.

We conducted our audit of the annual financial statements in accordance with § 317 HGB ("Handelsgesetzbuch": "German Commercial Code") and the German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer in Deutschland (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the annual financial statements are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records and in the annual financial statements are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the annual financial statements. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion the annual financial statements give a true and fair view of the net assets, financial position and results of operations of the Company as well as the cash flows for the business year in accordance with International Financial Reporting Standards.

Leipzig, August 22, 2005

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Liebers	Nötzel
Wirtschaftsprüfer	Wirtschaftsprüferin

FINANCIAL STATEMENT 2003 (IFRS)

INCOME STATEMENT
FOR THE FINANCIAL YEAR 2003

	Note	1/1-12/31/2003 EUR '000	1/1-12/31/2002 EUR '000
1. Revenues	22	48,752.3	17,292.7
2. Changes in finished goods inventories		4,812.3	2,132.4
3. Other work performed by the company and capitalized		127.5	61.2
4. Other operating income	23	1,525.8	883.0
5. Cost of materials	24		
a) Cost of raw materials, consumables and supplies and of purchased merchandise		37,709.6	13,870.2
b) Cost of purchased services		249.8	373.4
6. Personnel expenses	25		
a) Wages and salaries		4,518.5	2,002.8
b) Social security costs and pension and benefit expenses		867.8	309.6
7. Depreciation, amortization and impairment losses		3,232.4	1,496.4
8. Other operating expenses	26	3,385.2	1,423.4
9. Other taxes		1.3	2.0
10. Operating income		**5,253.3**	**891.5**
11. Income from other securities and non-current loans		2.3	3.8
12. Interest and similar income	27	183.9	1.1
13. Interest and similar expenses	28	972.0	783.5
14. Profits transferred under partial profit transfer agreements	36	172.1	0.0
15. Income before income taxes		**4,295.4**	**112.9**
16. Income taxes	29	1,290.1	- 63.8
17. Net income		**3,005.3**	**176.7**
Earnings per share (basic and diluted) in EUR per share	**34**	**0.38**	**0.02**

BALANCE SHEET AS OF DECEMBER 31, 2003

		Note	12/31/2003 EUR '000	12/31/2002 EUR '000
Assets				
A.	**Non-current assets**		**27,315.5**	**16,340.2**
I.	Intangible assets	4	196.7	419.1
II.	Property, plant and equipment	5	27,113.2	15,119.8
III.	Non-current financial assets	6	5.6	100.0
IV.	Deferred taxes	21	0.0	701.3
B.	**Current assets**		**25,307.6**	**10,286.3**
I.	Inventories	7	12,696.9	3,943.2
II.	Trade accounts receivable	8	5,881.5	2,930.0
III.	Other receivables and assets	9	5,324.3	3,389.1
IV.	Cash and cash equivalents	10	1,404.9	24.0
Total assets			**52,623.1**	**26,626.5**
Liabilities and Shareholders' Equity				
A.	**Shareholders' equity**	**12**	**10,331.6**	**816.3**
I.	Subscribed capital		89.7	76.4
II.	Capital reserves		8,502.6	2,005.9
III.	Accumulated deficit brought forward		- 1,266.0	- 1,442.7
IV.	Net income		3,005.3	176.7
B.	**Deferred investment grants and subsidies**	**13**	**11,862.3**	**6,534.2**
C.	**Non-current liabilities**		**9,496.8**	**8,239.9**
I.	Non-currrent financial liabilities	14	4,809.5	2,701.4
II.	Contributions received	12	0.0	1,509.3
III.	Silent partners' interests	15	4,092.0	3,969.0
IV.	Other non-current liabilities		81.5	60.2
V.	Deferred taxes	21	513.8	0.0
D.	**Current liabilities**		**20,932.4**	**11,036.1**
I.	Current financial liabilities	16	10,093.1	6,505.9
II.	Trade accounts payable	17	7,456.0	3,779.9
III.	Taxes payable	18	75.0	0.0
IV.	Provisions	19	1,436.5	509.6
V.	Other current liabilities	20	1,871.8	240.7
Total liabilities and shareholders' equity			**52,623.1**	**26,626.5**

STATEMENT OF CHANGES IN EQUITY FOR THE FINANCIAL YEAR 2003

	Subscribed capital	Capital reserves	Accumulated deficit brought forward	Net income	Total
	EUR '000	EUR '000	EUR '000	EUR '000	EUR '000
Balance January 1, 2002	**75.0**	**1,007.6**	**- 1,442.7**		**- 360.1**
Changes in shareholders' equity due to capital increases	1.4	998.3			
Net income				176.7	
Balance December 31, 2002	**76.4**	**2,005.9**	**- 1,442.7**	**176.7**	**816.3**
Net income retained			176.7		
Changes in shareholders' equity due to capital increases	13.3	6,496.7			
Net income				3,005.3	
Balance December 31, 2003	**89.7**	**8,502.6**	**- 1,266.0**	**3,005.3**	**10,331.6**

CASH FLOW STATEMENT
FOR THE FINANCIAL YEAR 2003

	Notes	2003	2002
		EUR '000	EUR '000
Net income		3,005.3	176.7
Income tax expenses (-income)		1,290.1	- 63.8
Depreciation, amortization and impairment losses		3,232.4	1,496.4
Amortization of deferred investment grants and subsidies		- 1,154.4	- 701.9
Change in provisions		926.9	203.5
Loss on disposal of non-current assets		41.7	0.0
Changes in inventories, receivables and other assets		- 11,836.9	- 5,405.6
Change in other liabilities		4,628.2	1,579.5
Interest and similar income		- 183.9	- 1.1
Interest and similar expenses		972.0	783.5
Liquid funds generated (2002: used) by operating activities		**921.4**	**- 1,932.8**
Interest paid		- 330.8	- 285.5
Cash provided by/used in operating activities	**30**	**590.6**	**- 2,218.3**
Capital expenditures on intangible assets		- 196.5	- 17.0
Proceeds from disposal of property, plant and equipment		0.0	7.4
Capital expenditures on property, plant and equipment		- 14,848.6	- 7,010.6
Acquisitions of equity investments/other loans receivable		- 5.6	- 100.0
Collection of other loans receivable		100.0	0.0
Proceeds from investment grants and subsidies		5,922.0	2,346.9
Cash used in investing activities	**31**	**- 9,028.7**	**- 4,773.3**
Proceeds from contributions to shareholders' equity		4,000.7	1.4
Contributions paid in for proposed capital increase		0.0	1,509.3
Proceeds from silent partners' interests issued		354.0	877.0
Repayments of silent partners' interests		- 231.0	0.0
Proceeds from loans obtained		3,882.8	1,000.0
Repayments of loans		- 497.2	0.0
Change in current account overdrafts and interim financing		2,309.7	3,621.7
Cash provided by financing activities	**32**	**9,819.0**	**7,009.4**
Change in liquid funds		1,380.9	17.8
Balance of liquid funds at beginning of period		24.0	6.2
Balance of liquid funds at end of period	**10**	**1,404.9**	**24.0**

NOTES TO THE FINANCIAL STATEMENTS FOR THE FINANCIAL YEAR 2003

A. Basis of financial reporting

1. General

Q-Cells AG operates in the renewable energies industry and has 207 employees at December 31, 2003. As a producer of high-performance solar cells, Q-Cells AG is one of the most successful companies in this industry world-wide.

Q-Cells AG is entered in the commercial register of the local court in Stendal under the number HRB 16621.

The registered office of the company is at 06766 Thalheim, Germany, Guardianstraße 16.

2. Underlying principles

These financial statements and the comparative information they contain were prepared for the first time without limitation in accordance with all International Financial Reporting Standards (IFRS) and interpretations of the International Accounting Standards Board (IASB). Except as explained below, the Standards and Interpretations were applied in the version effective on December 31, 2003.

IFRS were adopted as the primary basis of accounting in accordance with the requirements set out in IFRS 1. This standard is applicable if the first IFRS financial statements are prepared for a period beginning on or after January 1, 2004. Earlier application is encouraged. We have chosen to apply IFRS 1 early. Therefore, interpretation SIC-8 on the initial adoption of IFRS was not followed.

Financial reporting in accordance with IFRS is based on the objective of providing investors with information relevant to their decision-making needs. Therefore, IFRS distinguishes strictly between accounting for financial reporting purposes and for tax purposes, prohibits the accrual of future expenses, limits alternative accounting options and requires more extensive disclosures and explanations in the notes to the financial statements.

Due to the initial adoption of IFRS, those accounting and valuation policies that differ from HGB ("Handelsgesetzbuch" – *German Commercial Code*) principles are explained in detail in note E.; however, such explanations will not be provided for future IFRS financial statements (IFRS 1.39).

On August 8, 2005, the executive board of Q-Cells AG revised the financial statements as at December 31, 2003, prepared in accordance with IFRS with respect to earnings per share and related party disclosures as a result of new information obtained during the preparation of the voluntary IFRS financial statements as at December 31, 2004. The disclosures regarding related parties in note E.40 were completely revised, and the calculation of earnings per share as well as the related income statement disclosures for the years 2003 and 2002 and the explanations in note E.34 were changed. In accordance with IAS 33.43, earnings per share for both years were also adjusted retroactively for the capital increase from reserves which took place in 2004. In addition, the income statement presentation of "other taxes" and "profits

transferred under partial profit transfer agreements" was changed to be consistent with normal international presentation. The statement of cash flows was revised in light of new information obtained from the final determination of investment subsidies and as a result of the changes in related party disclosures. Liquid funds were changed in order to present only cash and cash equivalents per the balance sheet. We no longer present cash and cash equivalents net of current bank liabilities, as we believe that this presentation provides information about cash flows for the year that is more relevant for decision-making. In addition, the presentation of income taxes and interest paid in 2003 was changed to be consistent with internationally-accepted disclosures, and the comparative amounts for 2002 were also adjusted to make the comparative information more meaningful.

Under IFRS, the balance sheet is classified into current and non-current assets and liabilities. The first IFRS reporting period runs from January 1, 2003 through December 31, 2003 with comparative figures provided for the prior year.

Further details are provided in:

Section B: Notes to individual balance sheet items
Section C: Notes to the income statement
Section D: Notes to the statement of cash flows
Section E: Other disclosures

3. Changes at the company

March — Q-Cells AG substantially completes construction of the second production facility.

May — The operation of production line I is fully converted to Q6 (solar cell in 6-inch format).

June — The first solar cell from new production line II achieves an efficiency of 14.7%. Same revenues in half the time: Q-Cells exceeds prior year revenues of EUR 17.0 million.

July — Operation of line II is expanded to four shifts.

October — Highlight of the year: official opening of line II by Wolfgang Böhmer prime minister of Saxony-Anhalt. Q-Cells AG completes the financing round for line III with a volume of EUR 12.5 million.

November — Construction begins on line III. The federal government improves and stabilizes the political environment for the solar industry: The Interim Law Amending the EEG ("Erneuerbare Energien Gesetz" – *Renewable Energies Law*) sets out the future prices paid for solar energy fed into the electricity network. Q-Cells' technologists create a world first: the 8-inch solar cell.

December — Q-Cells AG produces monocrystalline solar cells with an efficiency of 17.0 % for the first time. As total production capacity in Thalheim reaches 60 MWp, Q-Cells becomes one of the top 10 solar cell producers in the world. Q-Cells is the only company within the top 10 concentrating exclusively on the production of solar cells.

B. Notes to individual balance sheet items

Non-current assets

4. Intangible assets

Intangible assets are valued at purchase price plus incidental acquisition cost. They are amortized straight-line, which corresponds to the pattern in which the assets' economic benefits are consumed. The resulting amortization expense is included in a separate income statement line item. The amortization period is generally three years.

Assets are tested for impairment when conditions or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized in the income statement when the carrying value of an asset exceeds its recoverable amount.

During the financial year, an impairment loss was recognized in accordance with IAS 36 for the entire EUR 392.0 thousand carrying value of certain intangible assets (process technology), since these assets can no longer be utilized or sold as they are technologically obsolete.

Development costs of internally generated intangible assets are capitalized when the requirements of IAS 38 are met. Specifically, technological feasibility has to be demonstrated, the assets have to generate future economic benefits and the related expenditures have to be clearly attributable to the asset.

Capitalization begins once all the conditions in IAS 38 are met. No capitalisable expenditures within the meaning of IAS 38 were incurred in prior financial years.

Development costs for internally generated intangible assets totaling EUR 103.4 thousand (2002: EUR 0 thousand) were capitalized during 2003.

These relate to the following projects:

1. Product development Q8 cell (solar cell in 8-inch format)

Tests and development activities related to process technology took place on the Q8 test facility during 2003 which enabled the company to produce 210 mm by 210 mm sized cells. Using the test facility, the company was able to demonstrate the feasibility of implementing the technology on a large scale.

The expenditures include implementation costs paid to third parties for construction of the test facility and personnel expenses for the project manager responsible for the test facility.

2. Process development acidic texturing

In the acidic texturing project, we are developing a modified etching technology which improves efficiency by 0.3 %.

The process optimization is in effect a joint project of ECN Solar Energy and Q-Cells AG.

3. Product development golf cells

The golf cells project comprises the development of a prototype of a back contact cell, which will facilitate single-side current extraction by a new process involving laser technology. Mass production is expected in the summer of 2005 at the earliest.

5. Property, plant and equipment

Property, plant and equipment is stated at acquisition cost less depreciation and, where applicable, impairment losses. Borrowing costs are not capitalized.

Under IFRS, property, plant and equipment is depreciated straight line over its economic useful life. The economic useful life for machinery and technical equipment is set at 6.67 years (80 months) due to the high utilization in multi-shift operations.

The depreciation period for the following assets is:

Assets	Depreciation period in years
Factory, office buildings, other buildings	33
Technical equipment and machinery	6.67
Furniture and fixtures	3 to 14

There were no impairments within the meaning of IAS 36.

Significant additions to technical equipment were made as the company continues to equip the solar cell production at the Thalheim location. Q-Cells AG has invested EUR 15.0 million in property, plant and equipment and intangible assets during the year.

Additions relate mainly to the completion of the second production line (volume EUR 10.9 million). The line II production expansion with a total volume of almost EUR 15.0 million doubled current annual capacity from 30 MWp to 60 MWp.

In addition, capital expenditures began on a third factory building and an additional production line (on-account payments of EUR 3.1 million in 2003). Capital expenditures on the third production line are also expected to have a total volume of almost EUR 15.0 million. Production line III is scheduled for completion in mid-2004.

The company had open purchase commitments for property, plant and equipment of EUR 9.0 million at December 31, 2003.

6. Non-current financial assets

Non-current financial assets represent investments in companies that are not jointly controlled and are accounted for at cost since these are insignificant investments of less than 20.0 % each.

There were no impairments within the meaning of IAS 36. Loans granted during the year represent a loan granted to a member of the executive board (see notes 40 and 42).

Changes in non-current assets

The following analysis shows the changes in non-current assets (intangible assets, property, plant and equipment and non-current financial assets) during the reporting period:

STATEMENT OF CHANGES IN NON-CURRENT ASSETS (IN EUR '000)
JANUARY 1, 2003 THROUGH DECEMBER 31, 2003

	Cost	NBV 1/1/2003	Additions	Disposals	Reclassifications	Accumulated depreciation and amortization	Depreciation and amortization	Impairment losses	Write-ups	NBV 12/31/2003
I. Intangible assets										
Industrial property rights, similar rights and assets	549.5	419.1	93.1	0.0	4.9	554.2	31.8	392.0	0.0	93.3
Development costs	0.0	0.0	103.4	0.0	0.0	0.0	0.0	0.0	0.0	103.4
Subtotal	549.5	419.1	196.5	0.0	4.9	554.2	31.8	392.0	0.0	196.7
II. Property, plant and equipment										
Land and buildings	2,381.7	2,289.6	479.3	0.0	2,983.2	220.4	128.3	0.0	0.0	5,623.8
Technical equipment and machinery	10,624.4	9,051.9	1,334.1	0.0	9,431.9	4,062.3	2,489.1	0.0	0.0	17,328.1
Other equipment, factory and office equipment	260.7	163.8	590.8	0.0	451.8	287.7	191.2	0.0	0.0	1,015.6
On-account payments made and construction in progress	3,614.5	3,614.5	12,444.4	41.4	-12,871.8	0.0	0.0	0.0	0.0	3,145.7
Subtotal	16,881.3	15,119.8	14,848.6	41.4	-4.9	4,570.4	2,808.6	0.0	0.0	27,113.2
III. Non-current financial assets										
Other loans receivable	100.0	100.0	0.0	100.0	0.0	0.0	0.0	0.0	0.0	0.0
Investments	0.0	0.0	5.6	0.0	0.0	0.0	0.0	0.0	0.0	5.6
Subtotal	100.0	100.0	5.6	100.0	0.0	0.0	0.0	0.0	0.0	5.6
Total	**17,530.8**	**15,638.9**	**15,050.7**	**141.4**	**0.0**	**5,124.6**	**2,840.4**	**392.0**	**0.0**	**27,315.5**

Current assets

7. Inventories

Raw materials, consumables and supplies are principally stated at acquisition cost. Finished goods are valued at production cost, purchased merchandise at acquisition cost.

Where inventories are impaired in value, any necessary write-downs are made to reduce the carrying value to the lower net realizable value. Such write-downs were not necessary at the balance sheet date.

Inventories	2003	2002
Raw materials, consumables and supplies	4,347.5	1,440.3
Finished goods and purchased merchandise	8,197.9	2,331.9
On-account payments	151.5	171.0
Total	**12,696.9**	**3,943.2**

8. Trade accounts receivable

Trade accounts receivable are stated at nominal value and are due within one year. Allowances for doubtful accounts were not required at the balance sheet date.

Receivables denominated in foreign currencies are translated at the transaction rate in accordance with IAS 21.9 and are subsequently valued at the balance sheet rate as required by IAS 21.11. There were no significant foreign currency receivables at the balance sheet date.

9. Other receivables and assets

All other receivables and assets are due within one year.

Other receivables denominated in foreign currencies are translated at the transaction rate in accordance with IAS 21.9 and are subsequently valued at the balance sheet rate as required by IAS 21.11. There were no significant foreign currency receivables at the balance sheet date.

Other assets are valued at nominal value.

Other receivables and assets consist mainly of a grant receivable from the Investitionsbank Sachsen-Anhalt (EUR 127.3 thousand; 12/31/2002: EUR 1,285.5 thousand), the investment subsidy receivable from the tax authorities (EUR 3,336.3 thousand; 12/31/2002: EUR 1,558.5 thousand) and receivables under investment contracts (EUR 1,000.0 thousand; 12/31/2002: EUR 0 thousand) as well as other assets of EUR 189.6 thousand (12/31/2002: EUR 37.1 thousand).

Value added taxes receivable totaling EUR 518.1 thousand (12/31/2002: EUR 404.3 thousand) at the balance sheet date are also included in other receivables and assets.

10. Cash and cash equivalents

Cash and cash equivalents of EUR 1,404.9 thousand (12/31/2002: EUR 24.0 thousand) comprise cash on hand as well as cash equivalents with an original maturity of up to three months.

Cash equivalents consist entirely of bank balances.

11. Prepaid expenses

Prepaid expenses of EUR 107.6 thousand (12/31/2002: EUR 32.1 thousand) are included in other assets.

12. Shareholders' equity

Subscribed capital

At December 31, 2003, the company's subscribed capital amounted to EUR 89,697.00. Subscribed capital consists of 89,697 registered shares with restricted transferability issued for EUR 1.00 per share. The shares are fully paid up.

The number of issued shares has changed as follows from January 1, 2003 through December 31, 2003 (dates capital increases were entered in the commercial register are given in brackets):

	Number
January 1	76,357
Capital increase (January 22, 2003)	9,339
Capital increase (December 16, 2003)	4,001
December 31	**89,697**

Authorized capital

The executive board is empowered, on approval by the supervisory board, to increase once or several times the subscribed capital of the company by up to EUR 36,143.00 by July 31, 2005 by issuing new, registered shares with restricted transferability in return for non-cash or cash contributions. The executive board is empowered, on approval by the supervisory board, to decide on exclusion of shareholders' subscription rights and to lay down further details of each capital increase.

By partially utilizing this authorized capital, the executive board increased the subscribed capital by EUR 9,339.00 from EUR 76,357.00 to EUR 85,696.00 at a price of EUR 1.00 per share under the resolution dated November 7, 2002. The new shares are entitled to profits from January 1, 2002. Shareholders' subscription rights were excluded. The capital increase was entered in the commercial register on January 22, 2003; the capital contributions received for the proposed capital increase, which are shown as a separate liability at December 31, 2002, have been reclassified to shareholders' equity.

Again partially utilizing the authorized capital, the executive board has further increased subscribed capital by EUR 1,334.00 from EUR 85,696.00 to EUR 87,030.00 at a price of EUR 1.00 per share under the resolution dated September 5, 2003. The new shares are entitled to profits from January 1, 2003. Shareholders' subscription rights were excluded. The capital increase was entered in the commercial register on December 16, 2003.

Finally, again partially utilizing the authorized capital, the executive board has further increased subscribed capital by EUR 2,667.00 from EUR 87,030.00 to EUR 89,697.00 at a price of EUR 1.00 per share under the resolution dated November 5, 2003. The new shares are entitled to profits from January 1, 2003. Shareholders' subscription rights were excluded. The capital increase was entered in the commercial register on December 16, 2003.

Authorized capital amounts to EUR 22,803.00 at the balance sheet date.

Conditional capital

Pursuant to a resolution of the annual shareholders' meeting on December 29, 2003, the executive board was empowered to create conditional capital and to change the articles of incorporation in order to grant up to 8,900 stock options to current and future employees and to members of the executive board under a stock option program. One option represents the right to purchase one registered no-par-value share of the company with restricted transferability (subscription right). The purchase price for one new no-par-value share is EUR 750.00. The vesting periods commence when the subscription rights are granted and are staggered over four years. One quarter of the subscription rights can be exercised after two years, one quarter of the subscription rights after three years and the remaining subscription rights can be exercised after four years. The legal minimum waiting period prescribed by § 193 (2) No. 4 AktG ("Aktiengesetz" - *German Share Law*) applies. Subscription rights are not transferable. No options had been granted as at December 31, 2003.

The conditional capital and the change to the articles of incorporation were entered in the commercial register on March 19, 2004.

Q-Cells AG has significantly strengthened its equity base during the reporting period 2003. Several capital increases resulted in an increase of share capital and capital reserves from EUR 2,082.3 thousand to EUR 8,592.3 thousand. The equity ratio has now changed to 19.6 % at the balance sheet date, while shareholders' equity amounts to EUR 10.3 million.

13. Deferred investment grants and subsidies

Investment grants received under the community task project "Improvement of the regional economic structure" and investment subsidies received are deferred as liabilities. Deferred investment grants and subsidies are amortized in proportion to depreciation on the subsidized assets over their useful lives.

Investment grants and subsidies consist of:

Deferred investment grants and subsidies	12/31/2003 EUR '000	12/31/2002 EUR '000
Deferred investment grants	5,679.6	3,216.6
Deferred investment subsidies	6,182.7	3,317.6
	11,862.3	**6,534.2**

Investment grants and subsidies are realized when the company receives the funds or when there is reasonable assurance that it is probable that the funds will be received. All investment grants and subsidies received are subject to follow-up audits. The company has not identified any risks that might result in a repayment.

Non-current liabilities

14. Non-current financial liabilities

Non-current financial liabilities have increased by EUR 2,108.1 thousand to EUR 4,809.5 thousand compared to the prior year (12/31/2002: EUR 2,701.4 thousand) due to further capital expenditures on completion of line II and the start of construction of production line III.

EUR 146 thousand of non-current financial liabilities are due in more than five years.

The company had the following loans payable at the balance sheet date:

Non-current financial liabilities	2003 EUR '000	2002 EUR '000	Repayment schedule
Capital investment loan 1	1,065.7	1,176.0	monthly
Capital investment loan 2	948.0	1,022.6	monthly
Capital investment loan 3	4,570.5	1,000.0	quarterly
Less current portion	1,774.7	497.2	
Total	**4,809.5**	**2,701.4**	

Principal repayments due in 2004 and 2005 are as follows:

Principal amounts to be repaid	2004 EUR '000	2005 EUR '000
Capital investment loan 1	255.6	255.6
Capital investment loan 2	269.5	294.0
Capital investment loan 3	1,249.6	1,249.6
Total	**1,774.7**	**1,799.2**

Recognized financial liabilities are secured by land charges on both operating facilities of EUR 2,199.0 thousand and EUR 6,000.0 thousand respectively, by collateral assignment of the machinery and equipment, by assignment of the rights to receive investment grants and subsidies as well as by assignment of receivables with the letters A-Z.

Capital investment loan 3 is secured by a state guarantee.

15. Other non-current liabilities

Other non-current liabilities include silent partners' interests and miscellaneous non-current liabilities.

The liabilities due to silent partners consist of partial profit transfer agreements with IBG and MBG.

Partner's interest	2003 EUR '000	2002 EUR '000
IBG Beteiligungsgesellschaft Sachsen-Anhalt mbH	3,092.0	3,092.0
Mittelständische Beteiligungsgesellschaft Sachsen-Anhalt mbH	1,000.0	646.0
Reiner Lemoine	0.0	231.0
Total	**4,092.0**	**3,969.0**

IBG Beteiligungsgesellschaft Sachsen-Anhalt mbH, Magdeburg (IBG) entered into a partial profit transfer agreement (agreement to set up a silent partnership) with a contribution of EUR 4,090.3 thousand dated August 7, 2000. Under the agreement, the silent partnership ends on August 6, 2010.

The agreement calls for IBG to receive a fixed return of 8.0 % p.a. on its contribution. In addition, IBG is entitled to 50.0 % of annual net income, adjusted as contractually agreed, up to a maximum of 5.0 % of its paid-up contribution. IBG does not participate in losses. The partial profit transfer agreement was entered in the commercial register on November 25, 2003.

Under an open investment contract dated December 28, 2001 between Q-Cells AG and IBG, a portion of the silent partnership interest totaling EUR 998.3 thousand was converted to capital reserves through a capital increase effective upon entry in the commercial register. The capital increase became effective when it was entered in the commercial register on July 10, 2002.

Mittelständische Beteiligungsgesellschaft Sachsen-Anhalt mbH, Magdeburg (MBG) entered into a partial profit transfer agreement (agreement to set up a silent partnership) with a contribution of EUR 1,000.0 thousand dated June 17, 2002. Under the agreement, the silent partnership ends on December 30, 2012. The partial profit transfer agreement was entered in the commercial register on November 25, 2003.

The agreement calls for MBG to receive a fixed return of 7.5 % p.a. on its contribution. In addition, MBG is entitled to 50.0 % of the annual net income adjusted as contractually agreed up to a maximum of 1.75 % of its paid-up contribution. MBG does not participate in losses.

Under the investment contracts, IBG and MBG have stated as a precaution that they irrevocably subordinate their claims under the silent partnership interests up to the amount of any excess of liabilities over assets of Q-Cells AG under insolvency law in order to eliminate such excess. The claims would be subordinated to all current and future creditors unless non-shareholder creditors who have also subordinated their claims.

Current liabilities

16. Current financial liabilities

Current financial liabilities due in up to one year are recognized at nominal value and consist of the following:

Current financial liabilities	Current account overdrafts EUR '000	Interim financing EUR '000	Current portion of long-term loans EUR '000	Total EUR '000
2003	4,277.6	4,040.8	1,774.7	**10,093.1**
2002	3,914.4	2,094.3	497.2	**6,505.9**

17. Trade accounts payable

Trade accounts payable are stated at nominal value. At the balance sheet date, trade accounts payable amounted to EUR 7,456.0 thousand (12/31/2002: EUR 3,779.9 thousand), including amounts of EUR 81.0 thousand (12/31/2002: EUR 72.1 thousand) due within one to five years.

Payables denominated in foreign currencies are translated at the transaction rate in accordance with IAS 21.9 and are subsequently valued at the balance sheet rate as required by IAS 21.11. There were no significant foreign currency payables at the balance sheet date.

18. Taxes payable

Taxes payable consist of income taxes of EUR 75.0 thousand (12/31/2002: EUR 0.0 thousand).

19. Other provisions

Other provisions are measured at the best estimate of the amount of all obligations of uncertain timing or amount that arise from past transactions or events in accordance with IAS 37.

The following provisions were recognized at the balance sheet date:

Other provisions	Balance 1/1/2003 EUR '000	Utilization EUR '000	Release EUR '000	Increase EUR '000	Balance 12/31/2003 EUR '000
Personnel-related provisions	443.4	443.4	0.0	902.9	902.9
Production-related provisions	7.7	7.7	0.0	223.5	223.5
Other provisions	58.5	54.0	4.5	310.1	310.1
Total	**509.6**	**505.1**	**4.5**	**1,436.5**	**1,436.5**

These provisions are due within one year.

20. Other current liabilities

Other current liabilities are included at the higher of nominal value and repayment amount.

Other current liabilities amount to EUR 1,871.8 thousand at the balance sheet date (12/31/2002: EUR 240.7 thousand) and consist mainly of liabilities for excess payments received.

21. Deferred taxes

Deferred taxes on differences between amounts recognized in the IFRS balance sheet and in the tax balance sheet and deferred tax assets recognized on tax losses carried forward are calculated using a tax rate applicable to future reporting periods of 33.07 %. A deferred tax liability of EUR 513.8 thousand was recognized for 2003 (12/31/2002: deferred tax assets of EUR 701.3 thousand).

In accordance with IAS 12.33, no deferred taxes were recognized on temporary differences resulting from tax-free investment subsidies.

Deferred taxes Differences in recognized amounts	2003		2002	
	Assets EUR '000	Liabilities EUR '000	Assets EUR '000	Liabilities EUR '000
Intangible assets		103.4		
Property, plant and equipment		1,883.0		803.8
Inventories		41.9		22.4
Trade accounts receivable		54.0		10.0
Deferred investment grants	391.4		120.7	
Other provisions		251.6		
Losses carried forward	388.8		2,835.9	
Total	**780.2**	**2,333.9**	**2,956.6**	**836.2**
Deferred tax assets/liabilities	**258.0**	**771.8**	**977.8**	**276.5**
Net deferred taxes		**513.8**	**701.3**	

C. Notes to the income statement

The IFRS income statement of Q-Cells AG for the year 2003 has been prepared in the nature of expense format.

22. Revenues

Revenues are earned mainly from the production and distribution of solar cells and also in part from trading. Revenues are recognized when, upon delivery of goods and merchandise, risks and rewards of the products are completely transferred to our customers (IAS 18). Revenues have increased by EUR 31,459.6 thousand to EUR 48,752.3 thousand compared to 2002 (EUR 17,292.7 thousand).

23. Other operating income

Other operating income for 2003 consists of the following:

Other operating income	2003 EUR '000	2002 EUR '000
Amortization of deferred investment grants and subsidies (investment subsidy)	471.2	344.4
Amortization of deferred investment grants and subsidies (investment grant)	683.2	357.5
Personnel expense grants	247.9	104.9
Foreign exchange gains	88.0	36.4
Income relating to prior years	27.9	0.0
Release of provisions	4.5	5.5
Own consumption	0.7	2.1
Other income	2.4	32.2
Total	**1,525.8**	**883.0**

24. Cost of materials

Cost of materials from continuing operations amounted to EUR 37,959.4 thousand in 2003 (2002: EUR 14,243.6 thousand) and relates almost entirely to expenditures for raw materials, consumables and supplies as well as for purchased merchandise. The ratio of cost of materials to revenues is 77.9 % (2002: 82.4 %).

25. Personnel expense

Q-Cells AG was able to hire 125 new employees to reinforce the company's workforce. This enables Q-Cells AG to avoid friction in dealing with its strong growth. The company employed a total of 207 employees at the end of 2003; at the end of 2002, this number was 82.

The number of employees at the balance sheet date was:

Number of employees	2003	2002
General and administration	34	9
Marketing and distribution	6	2
Research and development	9	6
Production	158	65
Total	**207**	**82**

26. Other operating expenses

Other operating expenses consist of the following:

Other operating expenses	2003 EUR '000	2002 EUR '000
Research and development	516.6	78.7
Distribution	369.2	123.7
Administration	505.2	232.7
Foreign exchange losses	49.2	50.5
Warranty expenses	575.8	84.9
Repairs	584.2	193.5
Freight	261.8	94.0
Miscellaneous other operating expenses	523.2	565.4
Total	**3,385.2**	**1,423.4**

27. Interest and similar income

Q-Cells AG has generated interest and similar income of EUR 183.9 thousand during 2003 (2002: EUR 1.1 thousand).

28. Interest and similar expenses

Interest and similar expenses were EUR 972.0 thousand in 2003 (2002: EUR 783.5 thousand) and included mainly interest expenses for short- and long-term financial liabilities.

Net finance costs

Net finance costs	2003 EUR '000	2002 EUR '000
Interest and similar income	183.9	1.1
Interest and similar expenses		
Interest on loans	234.7	360.1
Interest on current account overdrafts	418.3	102.8
Other interest and similar expenses	319.1	320.6
Profits transferred under partial profit transfer agreements	**172.1**	**0.0**
Net finance costs	**- 960.3**	**- 782.4**

29. Income taxes

Income taxes per the income statement of EUR 1,290.1 thousand (12/31/2002: benefit of EUR 63.8 thousand) include trade tax expense of EUR 75.0 thousand (12/31/2002: EUR 0 thousand) as well as deferred tax expense of EUR 1,215.1 thousand (12/31/2002: deferred tax benefit of EUR 63.8 thousand).

As a result of the amended corporation tax law which became effective January 1, 2001, the tax rate applicable to financial years beginning January 1, 2001 is 25.0 %. Taking into account an effective average trade tax rate at the balance sheet date and the solidarity surcharge of 5.5 %, the effective tax rate used is 36.3 % (12/31/2002: 34.9 %).

Reconciliation of income tax expense	2003 EUR '000	2002 EUR '000
Income before income taxes	4,295.4	113.1
Expected income tax expense using the effective tax rate	1,559.2	39.4
Tax effect of tax-free income	- 170.8	- 124.8
Other effects	- 98.3	21.6
Income tax expense (2002: income tax benefit)	**1,290.1**	**- 63.8**

D. Notes to the statement of cash flows

The statement of cash flows shows how the company's cash and cash equivalents have changed during the financial year due to cash in- and outflows. IAS 7 distinguishes cash flows from operating, investing and financing activities.

30. Cash provided by/used in operating activities

The statement of cash flows for the year starts with net income, which is first adjusted for income taxes, depreciation, amortization and impairments as well as amortization of deferred investment grants and subsidies. Changes in inventories, provisions and other taxes are also taken into account in arriving at cash provided by/used in operating activities.

Cash provided by/used in operating activities (cash earnings) in 2003 were used mainly to finance the strong business growth and resulting working capital requirements.

31. Cash used in investing activities

Payments for capital expenditures on non-current assets of EUR 15.0 million shown for the financial year represent the completion of production line II and the initial capital expenditures for a third production facility. Proceeds from investment grants and subsidies presented also relate to these projects.

32. Cash provided by financing activities

Capital expenditures made during the year on non-current assets were financed with equity, debt and interim financing for investment grants and subsidies.

E. Other disclosures

33. Segment reporting

Q-Cells AG operates in one segment: the production and distribution of photovoltaic cells.

34. Earnings per share

Earnings per share were calculated in accordance with IAS 33.

The annual shareholders' meeting on August 23, 2004 resolved to increase capital from reserves in the amount of EUR 9,976.1 thousand by converting to subscribed capital EUR

8,491.6 thousand of capital reserves and EUR 1,484.5 thousand of other revenue reserves which had been appropriated from retained earnings for 2003. Consequently, subscribed capital increased to EUR 10,085.7 thousand. The capital increase was carried out by issuing 9,976,057 new registered no-par-value shares without nominal value to the company's shareholders in the ratio of 91 new shares to one old share. In accordance with IAS 33.43, the capital increase was reflected retroactively in the calculation of earnings per share in the revised 2003 financial statements.

Earnings per share	2003	2002
Net income (EUR '000)	3,005.3	176.7
Weighted average number of shares	7,944,206	7,142,541
Basic earnings per share (EUR)	**0.38**	**0.02**

There were no dilutive effects to be taken into account.

35. Financial instruments

During 2003, Q-Cells AG did not utilize any derivative financial instruments. Instead, it used only primary financial instruments such as trade accounts receivable and payable, financing receivables and financing liabilities.

Financial instruments not measured at fair value include primarily cash and cash equivalents, trade accounts receivable, other current assets, other non-current assets, trade accounts payable, other liabilities, current account overdrafts and long-term loans.

The carrying value of cash and cash equivalents as well as current account overdrafts closely approximates fair value due to the short maturities involved.

The carrying value of receivables and liabilities involving normal trade credit conditions, which is based on historical cost, also closely approximates fair value.

36. Partial profit transfers (15)

Expenses arising from partial profit transfer agreements relate to the silent partners' variable profit share for 2003.

37. Other financial commitments

Purchase commitments

The company has commitments to suppliers for purchases of wafers for the years 2004 through 2008 totaling approximately EUR 163.0 million, including EUR 50.0 million for 2004.

Leasing

At the balance sheet date, the company leases vehicles under operating leases.

The following sets out the lease payments due in periods of 12 to 36 months:

Operating lease	Contract date	Lease term in months	Monthly lease payment	Cumulative payments for 12 months	Cumulative payments for 24 months	Cumulative payments for 36 months
Vehicle 1	11/24/2003	36	0.6	7.5	15.0	22.6
Vehicle 2	12/12/2003	36	0.6	7.3	14.7	22.0
			1.2	**14.8**	**29.7**	**44.6**

Thus, commitments for lease payments amount to EUR 14.8 thousand due within one year and EUR 74.3 thousand due in one to five years.

38. Risks

Interest rate risk

Bank loans and overdrafts total EUR 14,902.6 thousand (12/31/2002: EUR 9,207.3 thousand), including interim financing and current account overdrafts of EUR 8,318.4 thousand bearing variable interest at 3-, 6- or 12-months EURIBOR + 1.25 %. Long-term liabilities of EUR 6,584.2 thousand represent capital investment loans with fixed interest rates of between 3.4 and 5.0 %.

The company endeavors to minimize the risk of changes in interest rates by obtaining fixed rate financing. At year-end, all long-term liabilities of the company bore interest at fixed rates.

Liquidity risk

The company aims to have enough cash and cash equivalents or irrevocable lines of credit available to meet its obligations for the next three years in accordance with its strategic three-year plan.

Currency risk

The company is exposed to currency risk from its global business activities in various countries. Hedging instruments are not used to manage currency risk.

39. Disclosures about contingent liabilities required by IAS 37

Q-Cells AG is not subject to any risks under guarantees given to third parties.

As a result of a loss event that took place on its property, Q-Cells AG has joined a court action by serving third party notice. The amount in dispute is EUR 68.0 thousand. Should Q-Cells AG be required to make payments as the result of the legal action, it would be able to claim reimbursement from the insurance company of the person who caused the loss.

40. Related party disclosures

Transactions with related parties

Parties related to Q-Cells are: The members of the executive and supervisory boards, including their family members, as well as companies over which Q-Cells, members of the executive and supervisory boards and their close family members can exercise significant influence.

The following transactions with related parties took place during 2003:

40.1 Remuneration of members of the supervisory and executive boards

See note 41.

40.2 Transactions with suppliers, customers and consultants

REC Group

Marcel Brenninkmeijer, member of the supervisory board of Q-Cells AG, is president and delegate of the supervisory board of Good Energies AG, Basle, Switzerland and a managing director of Good Energies Investments B.V., Amsterdam, Netherlands ("GEI"). Good Energies AG is GEI's investment adviser. Mr. Brenninkmeijer holds an indirect minority interest in GEI.

GEI in turn holds an interest in Q-Cells AG. At the same time, GEI holds a significant interest in Renewable Energy Corporation, Norway (REC). Mr. Brenninkmeijer is a member of the board of directors of REC.

Q-Cells AG has customer and supplier relationships with REC and its subsidiaries ScanModule AB, Glava, Sweden (ScanModule), ScanCell AS, Narvik, Norway (ScanCell) and ScanWafer AS, Hovik, Norway (ScanWafer):

Customer relationships

ScanModule is a customer of Q-Cells AG. The transactions with this company exclusively involve the sale of solar cells. Revenues during the financial year were EUR 435.3 thousand.

Additional sales were made to REC (sales volume during the year: EUR 170.0 thousand), ScanCell (sales volume during the year: EUR 232.0 thousand) and ScanWafer (sales volume during the year: EUR 737.1 thousand). During the prior year, sales were made only to Power 4 Africa in the amount of EUR 242.8 thousand.

As in the prior year, there were no outstanding receivables from these companies at December 31, 2003.

Supplier relationships

ScanWafer is the largest supplier of Q-Cells AG. There are long-term wafer supply agreements that had a volume of EUR 12,972.8 thousand in 2003 (2002: EUR 4,930.7 thousand).

Accounts payable to ScanWafer amounted to EUR 2,449.4 thousand (12/31/2002: EUR 316.1 thousand) at December 31, 2003.

As part of the business relationships with the REC Group, the cell producer ScanCell sold its entire production of photovoltaic cells to Q-Cells AG in 2003. The cells received were subjected to certain quality tests and sorted by efficiency and quality criteria. The photovoltaic cells were sold to customers of Q-Cells AG under the Q-Cells logo.

In 2003, Q-Cells AG acted as distributor on the basis of verbal agreements and other documentation because it was bearing price, holding, and distribution risks (Q-Cells trading revenues 2003: EUR 2.8 million). The volume of purchases in 2003 was EUR 2,280.5 thousand.

Accounts payable to ScanCell were EUR 738.7 thousand at December 31, 2003.

ScanModule also sold goods and services to Q-Cells AG (volume of purchases during the year: EUR 433.2 thousand; accounts payable as at 12/31/2003: EUR 119.5 thousand).

Immo Ströher

Immo Ströher, member of the supervisory board of Q-Cells AG, holds an interest in Solon AG für Solartechnik, Berlin ("Solon AG") and is chairman of its supervisory board. Mr. Ströher holds significant interests in Mithril GmbH Darmstadt, Germany ("Mithril"). Mithril in turn holds an interest in Q-Cells AG. At the same time, Mithril holds significant interests in Solon AG, Berlin with its subsidiary Solon Photovoltaik GmbH, Berlin ("Solon PV").

In addition, Immo Ströher, via ImmoSolar GmbH, Darmstadt (since April 2004: Ströher Solar GmbH; "ImmoSolar"), holds indirect interests in Q-Cells AG, ERI AG, Wörgl, Austria (name subsequently changed to: EnTech GmbH, Kufstein, Austria, "EnTech") and ASS Automotive Solarsystems GmbH, Erfurt ("ASS"). Mr. Ströher is also a minority shareholder of Energy Valley AG, Meggen, Switzerland ("Energy Valley"), and, via Imladris GmbH, Darmstadt ("Imladris"), holds an indirect interest in Q-Cells AG. Persons related to Mr. Ströher also hold interests in Q-Cells AG.

Solon AG and its subsidiary Solon PV as well as EnTech, ASS and ImmoSolar are customers and suppliers of Q-Cells AG. The sales volume with the companies amounted to EUR 10,447.1 thousand in 2003 (2002: EUR 6,080.2 thousand) and the purchasing volume EUR 2,653.9 thousand (2002: EUR 390.0 thousand).

At December 31, 2003, receivables were EUR 3,140.9 thousand (12/31/2002: EUR 1,391.2 thousand) and payables were EUR 148.2 thousand (12/31/2002: EUR 148.2 thousand). Interest receivable from EnTech and ImmoSolar amounted to EUR 161.9 thousand (12/31/2002: EUR 0.0 thousand) at the balance sheet date.

In 2003, Imladris, pursuant to verbal agreements, has granted an interim financing loan of EUR 1,300.0 thousand (2002: EUR 1,000.0 thousand; loan agreement dated May 3, 2002) bearing interest at 6.5 % (2002: 8.0 %). The loan was fully repaid in 2003 (2002: repayment in 2002).

The pricing structures of the transactions with suppliers and customers described above are equivalent to those that prevail in arm's length transactions.

In connection with the acquisition of additional investors (GEI), EUR 45.0 thousand were paid to Energy Valley during the prior year.

Services provided by a company owned by an individual related to a member of the executive board

Q-Cells AG has a business relationship with a company owned by an individual related to a member of the executive board regarding services. During 2003, the company's expenditures were EUR 412.8 thousand (2002: EUR 384.7 thousand). The company had accounts payable of EUR 32.6 thousand outstanding at December 31, 2003 (12/31/2002: EUR 30.7 thousand)

as a result of this business relationship. The member of the executive board concerned did not participate in contract negotiations and the terms of the contract are equivalent to those that prevail in arm's length transactions.

Legal advice from law firm Bezzenberger

Dr. Thomas van Aubel is chairman of the supervisory board of Q-Cells AG. Dr. Thomas van Aubel and persons related to him are shareholders of Q-Cells AG via TVVG GmbH, Berlin, capitalnetworks.de GmbH, Berlin, and Pluto 2001 GmbH, Berlin. As partner of the law firm Bezzenberger, and since January 1, 2005 as partner of the law firm van Aubel Rechtsanwälte, he advises Q-Cells AG on legal issues.

Q-Cells AG had accounts payable due to the law firm of EUR 32.1 thousand at December 31, 2003 (12/31/2002: EUR 37.5 thousand). Professional fees in 2003: EUR 62.0 thousand (2002: EUR 101.0 thousand).

40.3 Other

IBG Beteiligungsgesellschaft Sachsen-Anhalt mbH, Magdeburg (IBG) is a shareholder of Q-Cells AG. The managing director of IBG, Dr. Dinnies-Johannes von der Osten, is also a member of the supervisory board of Q-Cells AG.

IBG has entered into a partial profit transfer agreement (agreement to set up a silent partnership) with Q-Cells AG. See note 15 for further details.

The total expense for 2003 under the partial profit transfer agreement was EUR 402.0 thousand (2002: EUR 289.3 thousand).

Company loans to members of governing bodies

In May 2002, the company granted a loan of EUR 100.0 thousand bearing interest at 7.0 % to a member of the executive board, Mr. Reiner Lemoine, which Mr. Lemoine repaid in full on April 23, 2003.

Guarantees/suretyships given by members of the governing bodies in favor of the company

The executive board members of Q-Cells AG, Mr. C. Anton Milner and Mr. Reiner Lemoine, also hold shares in Q-Cells AG. Mr. Lemoine is a shareholder and a member of the supervisory board of Solon AG.

In 2003, the executive board members, C. Anton Milner and Reiner Lemoine, gave directly enforceable maximum amount suretyships totaling EUR 550.0 thousand each in favor of Q-Cells AG to three lending banks.

In addition, C. Anton Milner and Reiner Lemoine have given guarantees to MBG regarding the repayment of silent partnership contributions and other payments, and Reiner Lemoine together with two other founders has given such guarantees to IBG (see note 15).

Loans and silent partnership interests given by members of the governing bodies to the company

Mr. Reiner Lemoine entered into a participation agreement to set up a silent partnership with Q-Cells AG in the amount of EUR 271.0 thousand on January 4, 2002 which was cancelled by

mutual consent on March 6, 2003. The EUR 231.0 thousand (2002: EUR 231.0 thousand) contribution called by the company up to that date was repaid with accrued interests.

Capital increases

Parties related to Mr. Ströher acquired shares representing an additional 3.0 % in connection with a capital increase from authorized capital in 2003.

Good Energies AG, Basle has also acquired shares representing 10.4 % in connection with a capital increase from authorized capital.

41. Remuneration of governing bodies

The members of the executive board received remuneration of EUR 418.0 thousand during 2003. The remuneration of the supervisory board for 2003 was EUR 38.0 thousand.

The members of the executive board received 930 stock options after the balance sheet date.

42. Members of governing bodies

During the financial year, the executive board consisted of:

- Dipl. Ing. Reiner Lemoine is responsible for production and technology,
- C. Anton Milner, B. Eng. (Chem. Eng.), MBA, is finance director.

Thomas Schmidt (Dipl.-Ing.) and Dr. Hartmut Schüning (Dipl.-Kaufmann) joined the executive board after the balance sheet date.

The members of the supervisory board during 2003 were:

- Dr. Thomas van Aubel (Chairman), attorney at law,
- Immo Ströher, businessman,
- Dr. Dinnies-Johannes von der Osten, managing director, and
- Marcel Brenninkmeijer, businessman.

43. Notes on differences in accounting standards

As the company is reporting under IFRS for the first time, the significant differences between the accounting policies under HGB and under IFRS are discussed below. The differences below are only disclosed separately for this initial adoption of IFRS (IFRS 1.39).

Property, plant and equipment (5)

In the past, expenditures on machinery and technical equipment were depreciated on a declining balance basis at a rate of 20 % over a useful life of ten years for HGB purposes, utilizing the half-year convention rule.

Changing the depreciation method results in an increase in the carrying value of non-current assets at December 31, 2003:

Non-current assets	HGB EUR '000	IFRS EUR '000	Difference EUR '000
Intangible assets	93.3	196.7	103.4
Property, plant and equipment	25,230.2	27,113.2	1,883.0
Non-current financial assets	5.6	5.6	0.0
	25,329.1	**27,315.5**	**1,986.4**

EUR 1,182.4 thousand of the difference in non-current assets at December 31, 2003 relate to income for 2003 (2002: EUR 299.3 thousand); the remaining amount of EUR 504.9 thousand relates to financial years prior to 2002.

Start-up costs

Capitalized start-up costs of EUR 1,032.4 thousand were written off in full in the HGB financial statements as at December 31, 2002. Since IFRS prohibits capitalization of start-up costs, this balance was eliminated retrospectively in the IFRS financial statements. The write-off of start-up costs was reversed accordingly.

Inventories (7)

Due to the transition of valuation principles from HGB to IFRS, the change in measurement of production cost leads to an increase in carrying value. In addition to directly attributable direct costs (direct material and direct labour costs, special direct production costs) and all other indirect costs directly attributable to the production process (necessary material and labour overheads), including depreciation on production equipment, production cost also includes administration costs attributable to production.

The change in accounting policy results in a difference in the balance of finished goods and purchased merchandise under IFRS of EUR 41.9 thousand at December 31, 2003.

Inventories	HGB EUR '000	IFRS EUR '000	Difference EUR '000
Raw materials, consumables and supplies	4,347.5	4,347.5	0.0
Finished goods and purchased merchandise	8,156.0	8,197.9	41.9
On-account payments	151.5	151.5	0.0
Total	**12,655.0**	**12,696.9**	**41.9**

Deferred investment grants and subsidies (13)

Under HGB, only investment grants were deferred by setting up a liability. In accordance with commentary literature on HGB accounting principles, investment subsidies were credited to income immediately.

In the IFRS financial statements, liabilities were set up for deferred investment grants and subsidies and these are amortized in proportion to depreciation of the subsidized assets.

Financial liabilities (14, 16)

Under HGB, current financial liabilities consist of liabilities to banks due within one year or in between one and five years. Non-current financial liabilities include loans due in more than five years.

Under IFRS, current financial liabilities include bank loans and overdrafts due within one year, and non-current financial liabilities are due in more than one year. In addition, current financial liabilities include the principal portion of long-term loans which is due within one year after the reporting period. Thus, non-current liabilities are reduced by this current portion.

Other provisions (19)

Under HGB, the company may set up provisions for deferred maintenance (choice to recognize a liability), whereas provisions for future expenses are not permitted under IFRS. Thus, the difference in other provisions under IFRS results from the reversal of the provision for maintenance expenses of EUR 251.6 thousand.

Deferred taxes (21)

Under IFRS, deferred taxes are recognized on all temporary differences between amounts recognized in the tax balance sheet and in the balance sheet for financial reporting purposes; this includes deferred taxes on tax losses carried forward to the extent it appears reasonably certain that these loss carryforwards can be utilized.

The following table reconciles shareholders' equity under HGB and under IFRS:

	12/31/2002 in EUR '000	1/1/2002 in EUR '000
Shareholders' equity per HGB	**1,158.7**	**84.8**
Earnings impact of IFRS conversion brought forward	- 444.9	0.0
Adjustment to non-current assets	299.3	504.9
Start-up costs	1,032.4	- 1,032.4
Accounting treatment of investment grants and subsidies	- 1,324.9	- 555.5
Valuation of finished goods	22.4	0.0
General allowance for doubtful accounts	9.7	0.1
Deferred taxes	63.6	638.0
Shareholders' equity under IFRS	**816.3**	**- 360.1**

The following table reconciles reported net income under HGB and under IFRS:

	2003 in EUR '000	2002 in EUR '000
Net income under HGB	**4,080.6**	**74.2**
Internally generated intangible assets	103.4	0.0
Adjustments to property, plant and equipment resulting from changes in depreciation methods and useful lives	1,079.0	299.3
Adjustment to start-up costs	0.0	1,032.4
Accounting treatment of investment subsidies and government grants	- 1,357.9	- 1,324.9
Valuation of finished goods at production-related full cost	19.5	22.4
Reversal of provisions for future expenses	251.6	0.0
Elimination of general allowance for doubtful trade accounts receivable	44.2	9.7
Recognition of deferred taxes on temporary differences between tax- and IFRS balance sheets and recognition of deferred tax assets on tax losses carried forward	- 1,215.1	63.6
Reported net income	**3,005.3**	**176.7**

Thalheim, March 16, 2004/August 8, 2005

The executive Board of Q-Cells AG

C. Anton Milner	Reiner Lemoine	Thomas Schmidt	Dr. Hartmut Schüning
CEO	CTO	COO	CFO

AUDIT OPINION
FOR THE FINANCIAL YEAR 2003

Auditor's Report

To Q-Cells AG, Thalheim:

We have audited the annual financial statements, comprising the balance sheet, the income statement and the statements of changes in shareholders' equity and cash flows as well as the notes, together with the bookkeeping system of Q-Cells AG, Thalheim, for the business year from January 1 to December 31, 2003. The maintenance of the books and records and the preparation of the annual financial statements in accordance with International Financial Reporting Standards (IFRS) are the responsibility of the Company's management. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, based on our audit.

We conducted our audit of the annual financial statements in accordance with § 317 HGB ("Handelsgesetzbuch: German Commercial Code") and the German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer in Deutschland (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the annual financial statements are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records and in the annual financial statements are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall presentation of the annual financial statements. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion the annual financial statements give a true and fair view of the net assets, financial position and results of operations of the Company as well as the cash flows for the business year in accordance with International Financial Reporting Standards.

We issue this report based on our annual audit which we completed on March 18, 2005 and our additional audit procedures related to the change in the presentation of the income statement, the change in the statement of cash flows and comparative prior year figures, the change in earnings per share and in related party disclosures. Please see the company's reasons for the revisions which are given in the revised notes to the annual financial statements. Our additional audit procedures have not led to any reservations.

Leipzig, March 18/August 22, 2005

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Dr. Flascha	Liebers
Wirtschaftsprüfer	Wirtschaftsprüfer

UNAUDITED INTERIM FINANCIAL STATEMENTS
AS OF JUNE 30, 2005 (IFRS)

INCOME STATEMENT
FOR THE PERIOD JANUARY 1 TO JUNE 30, 2005

	Note	1st. half 2005 EUR'000	1st. half 2004 EUR'000
1. Revenues	4.1	116,749.2	47,616.9
2. Changes in finished goods inventories		2,056.9	- 1,764.4
3. Other work performed by the company and capitalized		486.9	100.6
4. Other operating income	4.2	2,869.4	1,525.7
5. Cost of materials	4.3		
a) Cost of raw materials, consumables and supplies and of purchased merchandise		75,999.3	30,413.0
b) Cost of purchased services		837.2	90.8
6. Personnel expenses	4.4		
a) Wages and salaries		9,141.8	3,507.8
b) Social security costs and pension and benefit expenses		1,591.4	665.3
c) Stock option expense		202.6	142.7
7. Amortization and depreciation	4.5	4,488.4	2,002.1
8. Other operating expenses	4.6	6,364.7	3,118.2
9. Other taxes		4.2	1.8
10. Operating income		**23,532.8**	**7,537.1**
11. Interest and similar income	4.7	6.9	74.1
12. Interest and similar expenses	4.7	1,308.4	546.0
13. Profits transferred under partial profit transfer agreements	4.7	86.1	86.1
14. Income before taxes		**22,145.2**	**6,979.1**
15. Income taxes	4.8	6,803.8	2,222.7
16. Net income for the period		**15,341.4**	**4,756.4**

Earnings per share		1st. half 2005	1st. half 2004
Basic earnings per share in EUR per share	4.9	1.52	0.53
Diluted earnings per share in EUR per share	4.9	1.52	0.53

BALANCE SHEET AS OF JUNE 30, 2005

	Note	6/30/2005 EUR'000	12/31/2004 EUR'000
Assets			
A. Non-current assets		**101,630.2**	**68,063.9**
I. Intangible assets	2.2, 3.1	739.1	608.7
II. Property, plant and equipment	2.3, 3.2	91,407.0	66,424.8
III. Non-current financial assets	2.4, 3.3	9,484.1	1,030.4
B. Current assets		**74,738.0**	**45,434.1**
I. Inventories	2.5, 3.4	30,302.2	14,698.9
II. Trade accounts receivable	2.6, 3.5	28,131.0	17,371.0
III. Other receivables and assets	2.6, 3.6	15,384.4	10,837.0
IV. Cash and cash equivalents	2.7, 3.7	920.4	2,527.2
Total assets		**176,368.2**	**113,498.0**
Liabilities and Shareholders' Equity			
A. Shareholders' equity	2.8, 3.8	**50,679.2**	**35,135.2**
I. Subscribed capital		10,085.7	10,085.7
II. Capital reserves		12,615.5	12,412.9
III. Retained earnings		27,978.0	12,636.6
B. Investment grants and subsidies	2.9, 3.9	**28,674.2**	**20,074.8**
C. Non-current liabilities		**36,610.5**	**31,960.4**
I. Profit participation rights capital	2.10, 3.10	14,450.0	14,407.1
II. Silent partners' interests	2.13, 3.11	4,092.0	4,092.0
III. Non-current financial liabilities	2.13, 3.12	13,050.4	7,875.1
IV. Other non-current liabilities	2.13, 3.13	4,213.7	4,775.9
V. Deferred taxes	2.11, 3.14	804.4	810.3
D. Current liabilities		**60,404.3**	**26,327.6**
I. Current financial liabilities	2.13, 3.15	13,250.1	6,094.0
II. Trade accounts payable	2.13, 3.16	25,721.2	8,648.9
III. Taxes payable	2.13, 3.17	11,264.2	5,768.1
IV. Other provisions	2.12, 3.18	5,075.7	3,790.9
V. Other current liabilities	2.13, 3.19	5,093.1	2,025.7
Total liabilities and shareholders' equity		**176,368.2**	**113,498.0**

STATEMENT OF CHANGES IN EQUITY FOR THE PERIOD JANUARY 1 TO JUNE 30, 2005

	Subscribed capital	Capital reserves	Revenue reserves	Retained earnings	Total
	EUR'000	EUR'000	EUR'000	EUR'000	EUR'000
1/1/2004	**89.7**	**8,502.6**	**0.0**	**1,739.3**	**10,331.6**
Capital increases	19.9	12,096.8			12,116.7
Stock option program		142.6			142.6
Net income for the period				4,756.6	4,756.6
6/30/2004	**109.6**	**20,742.0**	**0.0**	**6,495.9**	**27,347.5**
Transfer to revenue reserves			1,484.5	- 1,484.5	0.0
Capital increase from reserves	9,976.1	- 8,491.6	- 1,484.5		0.0
Costs of raising equity (after tax)		- 40.1			- 40.1
Stock option program		202.6			202.6
Net income for the period				7,625.2	7,625.2
12/31/2004	**10,085.7**	**12,412.9**	**0.0**	**12,636.6**	**35,135.2**
Stock option program		202.6			202.6
Net income for the period				15,341.4	15,341.4
6/30/2005	**10,085.7**	**12,615.5**	**0.0**	**27,978.0**	**50,679.2**

CASH FLOW STATEMENT FOR THE PERIOD JANUARY 1 TO JUNE 30, 2005

	Note	1st. half 2005	1st. half 2004
		EUR'000	EUR'000
Net income for the period		15,341.4	4,756.4
Income taxes		6,803.8	2,222.7
Depreciation and amortization		4,488.4	2,002.1
Other non-cash income and expenses		202.6	142.5
Amortization of deferred investment grants and subsidies		- 1,816.3	- 996.4
Change in provisions		1,284.9	123.6
Loss on disposal of non-current assets		357.4	6.9
Change in inventories, receivables and other assets		- 28,975.5	- 13,997.6
Change in other liabilities		18,271.6	1,517.0
Interest and similar income		- 6.9	- 74.0
Interest and similar expenses		1,308.4	546.0
Liquid funds generated (in 2004 used) by operating activities	**5**	**17,259.8**	**- 3,750.8**
Interest paid		- 1,115.5	- 490.0
Interest received		67.3	0.0
Income taxes paid		- 1,103.4	0.0
Cash provided (in 2004 used) by operating activities	**5**	**15,108.2**	**- 4,240.8**
Capital expenditures on intangible assets		- 315.6	- 137.5
Capital expenditures on property, plant and equipment		- 28,097.3	- 14,416.5
Acquisitions of equity investments		- 8,453.8	- 1,000.0
Proceeds from disposal of property, plant and equipment		379.0	0.0
Proceeds from investment grants and subsidies		5,492.2	1,917.1
Cash used in investing activities	**5**	**- 30,995.5**	**- 13,636.9**
Proceeds from contributions to shareholders' equity		2,609.2	10,507.5
Proceeds from loans obtained		12,700.0	5,151.5
Repayments of loans		- 1,358.9	- 759.1
Repayments for Finance lease		- 660.0	0.0
Change in current account overdrafts and interim financing		990.2	1,605.8
Cash provided by financing activities	**5**	**14,280.5**	**16,505.7**
Change in liquid funds		- 1,606.8	- 1,372.0
Balance of liquid funds at beginning of period		2,527.2	1,404.9
Balance of liquid funds at end of period	**5**	**920.4**	**32.9**

NOTES
TO THE INTERIM FINANCIAL STATEMENTS
AS OF JUNE 30, 2005

1. General information

1.1 Introduction

Q-Cells AG operates in the sunrise market of photovoltaics and specializes in the development, production and marketing of high-quality solar cells. The company was founded in 1999 and today is one of the largest and fastest growing companies in the industry world-wide.

The company has 689 employees at June 30, 2005.

Q-Cells AG is registered in the commercial register of the local court in Stendal under the number HRB 16621.

The registered office of the company is at 06766 Thalheim, Germany, Guardianstraße 16.

1.2 Significant events during the period

- Revenues rose by 145.2 % in the first half of 2005 compared with the first six months of 2004.
- Operating income improved compared with the first half of 2004, increasing from EUR 7.5 million to EUR 23.5 million (+ 212.2 %), and net income for the period rose from EUR 4.8 million to EUR 15.3 million (+ 222.5 %).
- Construction of the next factory (line 4), one of the world's largest solar cell factories with a nominal capacity of approximately 180.0 MWp, continued as planned. The first part of the line is already on stream.
- Q-Cells AG increased its investment in CSG Solar AG to 22.3 %. Construction of a factory with the first production line is progressing as planned.
- EverQ GmbH, a joint venture with Evergreen Inc., a company listed on the Nasdaq, was founded. Q-Cells AG has the right to increase its investment to 50 %. As planned, EverQ commenced business (construction of a factory) in the second quarter of 2005.
- Q-Cells AG has won the 2005 German Founder prize as best company in the "climber" category. The "climber" category recognizes a strongly expanding company which has created long-term jobs.
- Completion of the new administrative building.

2. Accounting policies

2.1 Basis of financial reporting

These interim financial statements and the comparative information contained therein were prepared without limitation in accordance with all International Financial Reporting Standards (IFRS/IAS) and the interpretations of the International Accounting Standards Board (IASB)

effective at the balance sheet date. Additionally, the requirements for complete interim financial statements set out in IAS 34 were met.

National financial reporting regulations do not require Q-Cells AG to prepare consolidated financial statements. These IFRS interim financial statements are separate financial statements of Q-Cells AG.

On 8/11/2005, the executive board of Q-Cells AG authorized the voluntarily-prepared IFRS financial statements for the year ended 12/31/2004 for issue to the supervisory board and the shareholders.

The financial year is the calendar year. Under IFRS, the balance sheet is classified into current and non-current assets and liabilities. The income statement was prepared using the nature of expense format.

The reporting currency is Euro. All amounts are given in thousands of euro (EUR thousand), unless stated otherwise. Amounts are rounded to the nearest thousand. This can lead to rounding differences.

The IFRS interim financial statements were prepared using the accounting policies set out below and which were also used in the IFRS financial statements of Q-Cells AG for the year ended 12/31/2004.

The preparation of financial statements normally requires judgement to be exercised and estimates to be made. Estimates are based on historical experience and other information about the transactions to be accounted for. Actual future outcomes of individual matters accounted for based on estimates and assumptions may deviate. Estimates and the assumptions they are based on are therefore regularly reviewed and assessed with respect to possible effects on the financial statements.

2.2 Intangible assets

Purchased intangible assets are valued at purchase price plus incidental acquisition cost. They are amortized straight-line over an estimated useful life of five years, which corresponds to the pattern in which the assets' economic benefits are consumed.

Internally generated intangible assets are capitalized at their development cost once future economic benefits are expected to flow to the company, technological feasibility has been demonstrated and costs can be measured reliably. They are amortized straight-line over their estimated useful life (five years). Research and development projects in progress are reviewed for capitalisable development costs using constant project and milestone analyses. If the conditions for capitalizing costs are not met, they are expensed in the year incurred.

Intangible assets are tested for impairment when conditions or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized in income when the carrying value of an asset exceeds its recoverable amount.

2.3 Property, plant and equipment

Property, plant and equipment is recognized at cost net of accumulated depreciation. Borrowing costs are not capitalized.

Property, plant and equipment is depreciated straight-line over its economic useful life.

The depreciation period for the following assets is:

Depreciation period of property, plant and equipment

Buildings	19 to 33 years
Technical equipment and machinery	5 to 6.67 years
Other equipment, factory and office equipment	3 to 14 years

Property, plant and equipment is tested for impairment when conditions or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized in income when the carrying value of an asset exceeds its recoverable amount.

Property, plant and equipment under finance leases

Q-Cells AG entered into a lease agreement for a production line during 2004. The lease agreement has a lease term of 60 months without any renewal or purchase options.

The leased asset was capitalized from commencement of the lease at the present value of the minimum lease payments and a liability was recognized at the same amount. The leased asset is being depreciated straight-line over the lease term. Lease payments are split into their interest and principal components. The interest component is determined by applying a constant interest rate to the remaining principal balance of the liability.

2.4 Non-current financial assets

Non-current financial assets consist of investments in

- CSG Solar AG, Thalheim
- EverQ GmbH, Thalheim
- CPI ChemiePark-Institut GmbH, Bitterfeld

These investments are valued at cost. The fair value at the balance sheet date did not change that valuation.

2.5 Inventories

Inventories consist of raw materials, consumables and supplies as well as finished goods and purchased merchandise and on-account payments made.

Raw materials, consumables and supplies are valued at acquisition cost.

Finished goods are stated at production cost, purchased merchandise at acquisition cost and on-account payments made at nominal value.

Production cost includes direct material and direct labour costs as well as appropriate allocations of material and labour overheads and production-related depreciation and amortization of non-current assets. Administrative costs are included to the extent they can be attributed to production.

Where inventories are impaired in value, write-downs are made to reduce the carrying value to the lower net realizable value.

2.6 Trade accounts receivable and other receivables and assets

Receivables and other assets are valued at nominal value.

Timely and effective financial controls in combination with a customer assessment system reduce the probability of credit losses on receivables.

Receivables denominated in foreign currencies are translated at the average exchange rate in effect on the transaction date and subsequently translated at the period-end exchange rate.

2.7 Cash and cash equivalents

Cash and cash equivalents are included at nominal value at the balance sheet date, foreign currencies are translated at the average exchange rate on the balance sheet date.

2.8 Stock option program

The stock option program enables certain employees to acquire shares in the company. The annual shareholders' meeting on 12/29/2003 resolved to issue the subscription rights under an employee stock option program (resolution on the issuance of up to 8,900 subscription rights). 6,335 employee options were outstanding on 6/30/2005. The options were recognized at fair value in accordance with IFRS 2 and charged to personnel expense with a corresponding increase in shareholders' equity (capital reserves). See note 3.8 for further details.

2.9 Investment grants and subsidies

Investment grants and subsidies are deferred as liabilities and amortized to income over the useful life of the related assets. Investment grants and subsidies are recognized when the company receives the funds or when there is reasonable assurance that it is probable that the funds will be received.

2.10 Profit participation rights capital

Profit participation rights capital was recognized at acquisition cost, which corresponds to the fair value of the consideration received. Transaction costs are also included. Subsequent to acquisition, profit participation rights capital is valued at amortized cost using the effective interest method.

2.11 Deferred taxes

Deferred taxes are calculated using the liability method, which is common practice internationally. Deferred tax assets are offset if there is a right to set off current income tax assets against current income tax liabilities and if the deferred tax assets and liabilities relate to income taxes levied by the same tax authorities on Q-Cells AG. Deferred taxes are calculated using a tax rate of 33.07 %.

2.12 Other provisions

Other provisions are measured based on the best estimate to determine the amount of all obligations of uncertain timing or amount that arise from past transactions or events.

Provisions are valued such that they sufficiently reflect recognizable commitments and risks.

2.13 Other liabilities

Other non-current liabilities are stated at amortized cost or at present value (finance lease liabilities) and current liabilities are valued at nominal value. Liabilities denominated in foreign currencies are translated at the average exchange rate on the balance sheet date. Currency translation differences are recognized in income.

Finance lease obligations are split between current and non-current liabilities based on when amounts are due.

2.14 Recognition of income and expenses

Revenues and other operating income are recognized upon delivery of goods or performance of services, i.e. when risks and rewards are transferred to the customer.

Operating expenses are recognized in the income statement when goods or services are received or when they are incurred.

Interest income is recognized on a straight-line basis and, depending on the contractual obligation, some interest expenses incurred are recognized using the effective interest method and some on a straight-line basis.

Warranty provisions are set up when the corresponding revenues are recognized.

3. Notes to individual balance sheet items

Non-current assets

3.1 Intangible assets

Recognized intangible assets amounted to EUR 739.1 thousand (12/31/2004: EUR 608.7 thousand) at 6/30/2005.

Changes in intangible assets are as shown in the following table:

Intangible assets	Industrial rights and similar rights and assets	Development costs for internally generated intangible assets	Total
Cost EUR'000			
1/1/2004	647.5	103.4	750.9
Additions	206.2	262.8	469.0
Reclassifications	21.4	0.0	21.4
12/31/2004	875.1	366.2	1,241.3
1/1/2005	875.1	366.2	1,241.3
Additions	48.7	266.9	315.6
Disposals	0.0	104.0	104.0
Reclassifications	0.4	0.0	0.4
6/30/2005	924.2	529.1	1,453.3
Amortization and impairment losses EUR'000			
1/1/2004	554.2	0.0	554.2
Additions	73.9	4.5	78.4
12/31/2004	628.1	4.5	632.6
1/1/2005	628.1	4.5	632.6
Additions	63.1	18.5	81.6
6/30/2005	691.2	23.0	714.2
Net book values EUR'000			
1/1/2004	93.3	103.4	196.7
12/31/2004	**247.0**	**361.7**	**608.7**
1/1/2005	247.0	361.7	608.7
6/30/2005	**233.0**	**506.1**	**739.1**

Development costs for internally generated intangible assets totaling EUR 266.9 thousand were capitalized during the first half of 2005. Non-capitalisable research and development costs of EUR 895.8 thousand were expensed.

Development costs capitalized during the first half of 2005 mainly related to the following projects:

- Development of a multi-cell with 16 % efficiency,
- Development of cell thickness reduction, from a wafer thickness of 270 µm to 240 µm,

- Minimization of optical loss through reverse-side contact,
- Development of a cell with reverse-side contact and 20 % efficiency.

Impairment write-downs of EUR 104 thousand, determined in accordance with IAS 36, were made during the period for two development projects, whose carrying values were fully written-down, as the expected future value in use of these assets appears no longer assured, caused by the development in the field of photovoltaic. These costs have been included under other operating expenses in the income statement.

3.2 Property, plant and equipment

Changes in property, plant and equipment are as shown in the following table.

Property, plant and equipment	Land and buildings	Technical equipment and machinery	Other equipment, factory and office equipment	On-account payments and construction in progress	Total
		Cost EUR'000			
1/1/2004	5,844.3	21,390.3	1,303.6	3,145.7	31,683.9
Additions	615.0	9,704.0	877.5	33,746.1	44,942.6
Disposals	0.0	8.6	35.5	451.4	495.5
Reclassifications	1,814.4	15,154.6	151.5	-17,141.9	-21.4
12/31/2004	8,273.7	46,240.3	2,297.1	19,298.5	76,109.6
1/1/2005	8,273.7	46,240.3	2,297.1	19,298.5	76,109.6
Additions	147.9	363.0	724.1	28,407.7	29,642.7
Disposals	0.0	579.2	0.0	0.0	579.2
Reclassifications	0.0	17,547.6	1,674.5	-19,222.5	-0.4
6/30/2005	8,421.6	63,571.7	4,695.7	28,483.7	105,172.7
		Depreciation EUR'000			
1/1/2004	220.6	4,061.7	288.4	0.0	4,570.7
Additions	217.7	4,517.9	386.7	0.0	5,122.3
Disposals	0.0	1.7	6.5	0.0	8.2
12/31/2004	438.3	8,577.9	668.6	0.0	9,684.8
1/1/2005	438.3	8,577.9	668.6	0.0	9,684.8
Additions	127.1	3,971.9	307.8	0.0	4,406.8
Disposals	0.0	325.9	0.0	0.0	325.9
6/30/2005	565.4	12,223.9	976.4	0.0	13,765.7
		Net book values EUR'000			
1/1/2004	5,623.7	17,328.6	1,015.2	3,145.7	27,113.2
12/31/2004	**7,835.4**	**37,662.4**	**1,628.5**	**19,298.5**	**66,424.8**
1/1/2005	7,835.4	37,662.4	1,628.5	19,298.5	66,424.8
6/30/2005	**7,856.2**	**51,347.8**	**3,719.3**	**28,483.7**	**91,407.0**

Significant additions to technical equipment and machinery relate to the ongoing construction of line 4.

There are land charges totaling EUR 31,948.6 thousand on both operating facilities in favor of the banks providing the financing. Furthermore, the machinery and equipment of the individual lines was assigned as collateral.

Property, plant and equipment under finance leases

Q-Cells AG entered into a lease agreement to lease a solar cell production line during 2004. The lease commences in December 2004, the lease term is 60 months. The lease calls for 60 lease payments of EUR 111.0 thousand each. In addition, the first installment will include an additional payment of 20.0 % (EUR 1,487.5 thousand).

The acquisition cost of assets, in use under the finance lease since December 2004, was EUR 7,437.5 thousand, and the net book value was EUR 6,569.6 thousand at 6/30/2005 (12/31/2004: EUR 7,313.6 thousand).

Lease payments of EUR 665.8 thousand, including interest expense of EUR 129.2 thousand, were made in the first half of 2005.

The following table provides an overview of the development of finance lease obligations existing as at 6/30/2005 in the short, medium and long term:

	6/30/2005		
Liabilities under finance leases in EUR'000	**Total minimum lease payments**	**Interest expense**	**Present value of minimum lease payments**
Less than one year	1,331.6	220.1	1,111.5
Between one and five years	4,549.7	336.0	4,213.7
Total	**5,881.3**	**556.1**	**5,325.2**

Q-Cells AG, as the lessee, has a contractual obligation to insure the leased asset against risks and to assign the resulting insurance claims to the lessor. In addition, Q-Cells AG bears the risk of loss and total or partial damage of the asset and is therefore obligated to protect the asset against unauthorized access by third parties.

3.3 Non-current financial assets

The company has the following non-current financial assets:

	6/30/2005		12/31/2004	
Non-current financial assets	**EUR'000**	**Proportion of shareholders' equity held**	**EUR'000**	**Proportion of shareholders' equity held**
CSG Solar AG, Thalheim	6,490.7	22.32%	1,000.0	21.19%
EverQ GmbH, Thalheim	2,990.3	24.90%	27.3	100.00%
CPI ChemiePark-Institut GmbH, Bitterfeld	3.1	6.10%	3.1	6.10%
Total	**9,484.1**		**1,030.4**	

CSG Solar AG, Thalheim, was founded in May 2004. In connection with two rounds of financing, Q-Cells AG, Renewable Energy Corp., Apax Europe V.A.-L.P., Good Energies Investments and Management became shareholders in the company.

The company intends to produce photovoltaic modules on the basis of a thin film technology in a new factory, to be constructed in Thalheim. This technology combines the advantages of proven silicon technology with the advantages of thin film. The technology consumes less than 1 % of the silicon consumed per Wp by conventional modules.

EUR 1,000.0 thousand was invested in 2004 as a result of the first financing round. The second financing round was subject to receipt of state subsidies. As part of this second financing round, Q-Cells AG made a further investment in CSG Solar AG totaling EUR 5,490.7 thousand in the first half of 2005 in order to also participate in the advantages arising from these technologies in the future.

Construction on a first factory with two production lines started at the beginning of 2005. The first products are expected to be delivered during the first half of 2006.

Q-Cells AG founded a joint venture with the US company Evergreen Solar, Inc., Marlboro, at the beginning of 2005. The objective of the joint venture is the production and marketing of wafers, cells and modules based on string ribbon technology. For this purpose, Q-Cells AG acquired Topas 107.VV GmbH, Berlin, in December 2004, which changed its name to EverQ GmbH on 2/11/2005. On 1/14/2005 Q-Cells AG completed a joint venture agreement with Evergreen Solar Inc.

In this connection, Q-Cells AG participated in a capital increase of EverQ GmbH (EUR 473.0 thousand) and now holds 24.9 % of the shares. In accordance with the joint venture agreement, Q-Cells is obligated to pay EUR 11.0 million, of which EUR 3.0 million was paid during the reporting period.

Construction on an initial factory commenced in the second half of 2005. The first products are expected to be delivered during the first half of 2006.

In addition, Q-Cells AG holds a participation of 6.1 % in CPI ChemiePark-Institut GmbH (CPI), Bitterfeld, at 6/30/2005. CPI is a company founded to perform initial industrial research and to market the research results gained. Q-Cells has the option of engaging this company to perform research and development.

Current assets

3.4 Inventories

Inventories EUR'000	6/30/2005	12/31/2004
Raw materials, consumables and supplies	17,339.1	5,800.6
Finished goods	8,042.3	5,985.4
On-account payments	4,920.8	2,912.9
Total	**30,302.2**	**14,698.9**

All inventories of raw materials, consumables and supplies and finished goods have been assigned to the lending banks as collateral to secure existing short-term financial liabilities.

3.5 Trade accounts receivable

Trade accounts receivable are due within one year.

Trade accounts receivable have risen significantly to EUR 28,131.0 thousand at the balance sheet date (12/31/2004: EUR 17,371.0 thousand) due to increased sales volumes.

The company's foreign currency receivables amounted to EUR 1,494.8 thousand (USD 1,801.1 thousand) at the balance sheet date; 12/31/2004: EUR 241.9 thousand (USD 293.2 thousand).

All accounts receivable have been assigned to the lending banks as collateral for short-term bank loans and overdrafts.

3.6 Other receivables and assets

Other receivables and assets are all due within one year.

Other receivables and assets EUR'000	6/30/2005	12/31/2004
Investment subsidies receivable from tax authorities	11,972.2	6,463.0
Value added tax receivable from the tax authorities	1,412.1	75.8
Grants receivable from the state of Saxony-Anhalt under the community task project "Improvement of the regional economic structure"	129.3	715.0
Receivables from investment contracts with investors	0.0	2,609.2
Other assets	1,870.8	974.0
Total	**15,384.4**	**10,837.0**

3.7 Cash and cash equivalents

Cash and cash equivalents of EUR 920.4 thousand (12/31/2004: EUR 2,527.2 thousand) comprise primarily cash on hand and bank balances.

3.8 Shareholders' equity

See the statement of changes in shareholders' equity for further information regarding the changes in shareholders' equity of Q-Cells AG in the first half of 2005.

Based on shareholders' equity of EUR 50,679.2 thousand as shown in the balance sheet, the equity ratio is 28.7 % at the balance sheet date (12/31/2004: EUR 35,135.2 thousand, or 31.0 %).

Share capital

Subscribed capital at 6/30/2005 amounts to EUR 10,085.7 thousand and is divided into 10,085,684 registered shares with limited transferability. The shares give their holders the right to vote at the annual shareholders' meeting and to participate in dividends resolved upon.

Authorized capital

Based on a resolution of the annual shareholders' meeting on 8/25/2000, the annual shareholders' meeting on 8/23/2004 released the existing authorized capital and resolved upon new authorized capital as follows: The executive board is empowered, on approval by the supervisory board, to increase once or several times the subscribed capital of the company by up to EUR 5,042.8 thousand by 7/31/2009 by issuing new, registered shares with restricted transferability in return for non-cash or cash contributions. The executive board is empowered, on approval by the supervisory board, to decide on exclusion of shareholders' subscription rights and to lay down further details of each capital increase. The resolution was entered in the commercial register on 9/8/2004. Authorized capital amounts to EUR 5,042.8 thousand at the balance sheet date.

Capital reserves

Capital reserves result from additional contributions required to be made by shareholders upon the issuance of shares and is not available for distribution due to restrictions under German share law. Capital reserves also include a part of the fair value of the share option program; the addition amounted to EUR 202.6 thousand in the first half of 2005 (2004: EUR 345.2 thousand). See the statement of shareholders' equity for the movements in this balance.

Conditional capital/stock option program

The annual shareholders' meeting on 12/29/2003 resolved to grant up to 8,900 stock options to current and future members of the executive board and employees of the company which will enable them to acquire registered no-par-value shares of the company with restricted transferability at a pre-determined exercise price under certain conditions. Alternatively, the subscription rights may be settled in cash, although the company's executive board anticipates that such a cash settlement will not be made. Of the stock options issued, 25 % vest two years, further 25 % vest three years and the remaining 50 % vest four years after the grant date. Within these time periods, the company has the right to cancel the stock options effective immediately if an option holder terminates employment with the company or is terminated by the company.

For purposes of settling the subscription rights, the annual shareholders' meeting on 8/23/2004 resolved on a conditional capital increase of the company's subscribed capital by up to EUR 818.8 thousand (which corresponds to the issuance of up to 818,800 registered no-par-value shares with restricted transferability).

A total of 6,424 stock options were issued at various times during 2004, including 1,336 stock options granted to members of the executive board.

The option holders can exercise the subscription rights as soon as

1. at least two years have passed since the grant date (lock-up period),
2. the shares of Q-Cells AG are traded on a stock exchange,
3. the lock-up period agreed during an initial public offering of Q-Cells AG has expired,
4. the share price has exceeded the exercise price set at the date of grant by at least 33 % on each of the last five consecutive trading days,
5. the vesting period has expired.

Due to the capital increase out of reserves in 2004 in the ratio of 91 new shares to one old share, the number of shares which can be purchased based on one stock option has increased by the same ratio, while the exercise price has decreased accordingly.

The following analysis shows the changes in the number of stock options and exercise prices:

Stock option program	6/30/2005		12/31/2004	
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
Options outstanding at the beginning of the reporting period	8.20 EUR	6,335*)	0.00 EUR	0
Options granted during the reporting period	0.00 EUR	0	8.20 EUR	6,424*)
Options forfeited during the reporting period	0.00 EUR	0	8.15 EUR	89*)
Options outstanding at the end of the reporting period	8.20 EUR	6,335*)	8.20 EUR	6,335*)
Options exercisable at the end of the reporting period	0.00 EUR	0	0.00 EUR	0

*) The number of shares that can be purchased using one stock option has increased in the ratio of 91 new shares for one old share (capital increase from reserves), while the exercise price has decreased accordingly.

Stock options are recognized at fair value in accordance with IFRS 2. The fair value is determined at the date the options are granted and amortized over the vesting period. The fair value is calculated on the basis of the Black-and-Scholes option pricing model. The stock options were granted at four different dates, resulting in four different fair values for the stock options issued. The exercise price is set when each option is granted.

The factors used to calculate fair value are the following:

1. During 2004, 6,424 options were issued (consisting of 6,374 options with an exercise price of EUR 750.00 and 50 options with an exercise price of EUR 1,250.00) on four different dates.
2. Expected volatility was determined based on comparable historic values of the Photon Photovoltaic Stock Index (PPVX), extrapolated to the date the options were granted. Average volatility is expected to be 33.31 %.
3. Due to the three vesting periods, the options have a life of up to 4 years.
4. The company expects 10 % of the stock options to remain unexercised due to staff turnover and the return of options for other reasons.
5. The following assumptions were made in calculating the weighted average grant date-fair values of subscription rights issued in 2004 using the Black-and-Scholes option pricing model:

Risk-free investment interest rate	4 %
Expected volatility	33.31 %
Expected average remaining term	2.5 years
Market price	EUR 750.00

The weighted average fair value of the stock options based on the four tranches and the graded vesting period is EUR 222.31 per stock option and was calculated as follows:

	6/30/2005 (12/31/2004 after capital increase from reserves)	12/31/2004 (Before capital increase from reserves)
Options issued	6,374	
Number of shares covered by subscription rights	586,408	6,374
Exercise price in EUR	8.15	750.00
Range of option fair values in EUR	170.00 – 270.00	170.00 – 270.00
Options issued	50	
Number of shares covered by subscription rights	4,600	50
Exercise price in EUR	13.59	1,250.00
Range of option fair values in EUR	61.00 – 128.00	61.00 – 128.00

The total amount charged to personnel expense with a corresponding increase to shareholders' equity (capital reserves) during the period for stock options is EUR 202.6 thousand (first half of 2004: EUR 142.6 thousand).

3.9 Investment grants and subsidies

Investment grants and subsidies consist of deferred amounts for both investment grants in connection with the community task project "Improvement of the regional economic structure" and investment subsidies.

Investment grants and subsidies EUR'000	1/1/2005	Additions	Amortization	6/30/2005
Investment subsidies	11,514.1	5,508.7	1,094.3	15,928.5
Investment grants	8,560.7	4,907.0	722.0	12,745.7
Total	**20,074.8**	**10,415.7**	**1,816.3**	**28,674.2**

Investment grants and subsidies are subject to follow-up audits except for investment grants related to the capital expenditure project production line 1. The company has not identified any risks to date that could result in a potential repayment.

The rights to receive investment grants and subsidies (agreed maximum amounts EUR 9.3 million and EUR 6.6 million, respectively) for 2004 and 2005 have been completely transferred to the lending banks as security for the related interim financing of capital expenditures on line 4.

Non-current liabilities

3.10 Profit participation rights capital

The annual shareholders' meeting on 11/24/2004 resolved to issue a profit participation right. PREPS 2004-2 Ltd. paid EUR 15,000.0 thousand less transaction costs of EUR 600.0 thousand to Q-Cells AG for this right on 12/10/2004. The capital matures in November 2011.

The return on the profit participation right consists of a fixed component and an income-based component. The fixed interest component (guaranteed income) amounts to 7.5 % p.a. and the income-based component (profit participation) was agreed as follows:

a) a total of 7.5 % p.a. for adjusted net income of up to EUR 45,000.0 thousand

b) a total of 8.5 % p.a. for adjusted net income of between EUR 45,000.0 thousand and EUR 55,000.0 thousand

c) a total of 9.5 % p.a. for adjusted net income of over EUR 55,000.0 thousand

The profit participation amount is reduced by the guaranteed amount. The profit participation right is subordinated to all other existing and future claims of other creditors.

3.11 Silent partners' interests

Silent partners' interests EUR'000	6/30/2005	12/31/2004
IBG Beteiligungsgesellschaft Sachsen-Anhalt mbH	3,092.0	3,092.0
Mittelständische Beteiligungsgesellschaft Sachsen-Anhalt mbH	1,000.0	1,000.0
Total	**4,092.0**	**4,092.0**

IBG Beteiligungsgesellschaft Sachsen-Anhalt mbH, Magdeburg (IBG), entered into a partial profit transfer agreement (agreement to set up a silent partnership) dated 8/9/2000. The silent partnership is scheduled to end on 8/6/2010.

The partner receives a return on his investment which is not based on net income and amounts to 8.0 % p.a. In addition, the investor is entitled to 50 % of net income, up to a maximum of 5.0 % of the paid-up contribution.

Mittelständische Beteiligungsgesellschaft Sachsen-Anhalt mbH, Magdeburg (MBG), entered into a partial profit transfer agreement (agreement to set up a silent partnership) dated 6/17/2002. The silent partnership is scheduled to end on 12/30/2012.

The partner receives an annual fixed return of 7.5 % p.a. on the paid-up contribution. In addition to the fixed return, a guarantee commission in the amount of 1.0 % of the applicable amount guaranteed is payable directly to Bürgschaftsbank Sachsen-Anhalt GmbH. The partner is also entitled to 50 % p.a. of net income, up to a maximum of 1.75 % p.a. of the paid-up contribution.

3.12 Non-current financial liabilities

Due to further capital expenditures on capacity expansion, non-current financial liabilities have increased to EUR 13,050.4 thousand in comparison to 12/31/2004 (EUR 7,875.1 thousand).

The liabilities are stated at amortized cost.

Non-current financial liabilities	6/30/2005 EUR'000	12/31/2004 EUR'000	Principal repayments	Due date
Capital investment loan Deutsche Kreditbank AG	649.2	796.2	monthly	6/30/2011
Capital investment loan Deutsche Kreditbank AG	564.5	692.4	quarterly	3/30/2011
Capital investment loan Norddeutsche Landesbank	2,781.2	3,406.3	quarterly	9/30/2007
Capital investment loan Deutsche Kreditbank AG	2,908.2	3,367.4	monthly	8/30/2008
Capital investment loan Deutsche Industriebank AG	13,365.0	5,706.8	quarterly	3/15/2009
Less current portion	- 7,217.7	- 6,094.0		
Total	**13,050.4**	**7,875.1**		

Financial liabilities entered into on a long-term basis consist of one variable interest capital investment loan (EURIBOR+margin), two variable interest loans (beginning at 5.6 % p.a.; interest capped at 7.0 % p.a.) and two loans with fixed interest rates of 4.8 % and 5.0 % p.a. respectively.

Recognized financial liabilities are secured by the following:

- land charges of EUR 31,948.6 thousand on the operating facilities,
- collateral assignments of machinery and equipment of the individual lines,
- assignment of all receivables,
- collateral assignment of raw materials, consumables and supplies and finished goods,
- transfer of future investment grants and subsidies for the various capital expenditure projects (see note 3.9).

The capital investment loan from Norddeutsche Landesbank is secured by a state guarantee.

3.13 Other non-current liabilities

Other non-current liabilities consist of non-current finance lease liabilities of EUR 4,213.7 thousand at 6/30/2005 (12/31/2004: EUR 4,775.9 thousand) (see note 3.2).

3.14 Deferred taxes

Details of changes in this balance sheet item are provided together with the details on tax expense in note 4.8.

Current liabilities

3.15 Current financial liabilities

Current financial liabilities amount to EUR 13,250.1 thousand at the balance sheet date (12/31/2004: EUR 6,094.0 thousand). They are due within one year and consist of current account overdrafts and the portion of long-term loans that is due within one year.

3.16 Trade accounts payable

The company had trade accounts payable of EUR 25,721.2 thousand at the balance sheet date (12/31/2004: EUR 8,648.9 thousand). They are due within one year.

Accounts payable denominated in foreign currencies are translated at the exchange rate in effect on the transaction date and are subsequently valued at the period-end exchange rate. Foreign currency payables amounted to EUR 747.9 thousand (12/31/2004: EUR 212.4 thousand) at the balance sheet date.

3.17 Taxes payable

Taxes payable consist of provisions for corporation and trade taxes of EUR 11,264.2 thousand (12/31/2004: EUR 5,702.8 thousand) and other operating taxes of EUR 65.3 thousand.

3.18 Other provisions

Other provisions EUR'000	1/1/2005	Utilization	Release	Increase	6/30/2005
Personnel-related provisions	1,905.0	1,445.3	0.5	1,944.6	2,403.8
Product-related provisions	1,452.1	98.6	34.5	721.2	2,040.2
Other provisions	433.8	43.1	50.0	291.0	631.7
Total	**3,790.9**	**1,587.0**	**85.0**	**2,956.8**	**5,075.7**

Personnel-related provisions primarily consist of bonuses of EUR 828.4 thousand (12/31/2004: EUR 1,177.1 thousand), vacation and overtime of EUR 1,038.5 thousand (12/31/2004: EUR 646.6 thousand). Product-related provisions mainly include warranty provisions of EUR 1,961.4 thousand.

3.19 Other current liabilities

Other current liabilities amount to EUR 5,093.1 thousand at the balance sheet date (12/31/2004: EUR 2,025.7 thousand), consisting mainly of current finance lease liabilities of EUR 1,111.5 thousand (12/31/2004: EUR 1,085.9 thousand) as well as liabilities for social security contributions and employment taxes, value added tax and other short-term liabilities for the current year.

4. Notes to individual income statement items

4.1 Revenues

Revenues have increased by 145.2 % to EUR 116,749.2 thousand compared with the first half of 2004 (EUR 47,616.9 thousand).

Revenues segmented by region are shown in note 6.1.

Product	Cell type	Revenues in EUR'000 1/1/ - 6/30/2005	Revenues in EUR'000 1/1/ - 6/30/2004	Change
				EUR'000
Multi-crystalline	**Q5** (125x125 mm)	1,161.9	1,254.3	- 92.4
	Q6 (150x150 mm)	2,274.7	36,966.9	- 34,692.2
	Q6L (156x156 mm)	99,344.7	3,388.9	95,955.8
	Q8 (210x210 mm)	1,633.7	0.0	1,633.7
Mono-crystalline	**Q5M** (125x125 mm)	17.4	0.0	17.4
	Q6M (150x150 mm)	128.9	5,973.4	- 5,844.5
	Q6ML (156x156 mm)	12,187.9	33.4	12,154.5
Total		**116,749.2**	**47,616.9**	**69,132.3**

Trading revenues (EUR 0.0 thousand; first half 2004: EUR 1,678.1 thousand), breakage income, other revenues and deductions (EUR 2,253.9 thousand; first half 2004: EUR - 125.9 thousand) were allocated to each product and cell type.

Based on an agreement with a silicon supplier, the company is required to have modules produced from the cells which Q-Cells AG manufactures, when using the silicon delivered by this supplier. Charges of EUR 115.5 thousand made by the module producers to Q-Cells AG for converting the modules (lamination) are included in revenues for laminated solar cells (Q6L).

4.2 Other operating income

Other operating income for the first half of 2005 consists of the following:

Other operating income EUR'000	1/1/ - 6/30/2005	1/1/ - 6/30/2004
Amortization of deferred investment subsidies	1,094.3	529.7
Amortization of deferred investment grant	722.0	466.7
Personnel expense grants	336.4	201.2
Foreign exchange gains	300.9	93.0
Release of provisions	85.0	146.1
Income relating to prior years	0.0	60.0
Other income	330.8	29.0
Total	**2,869.4**	**1,525.7**

4.3 Cost of materials

Cost of materials amounted to EUR 76,836.5 thousand (first half 2004: EUR 30,503.8 thousand) and consists almost exclusively of wafer purchases. The percentage of cost of materials (cost of material relating to revenues and change in inventories) is 64.7 % in the first half of 2005 (first half 2004: 66.5 %).

4.4 Personnel expense

With the continued high growth of our production, we have also created a large number of new jobs. The number of employees again increased strongly. Q-Cells AG employs a total of 689 staff at 6/30/2005 (end of 2004: 484; 6/30/2004: 304). In the first half of 2005, personnel expense was 9.2 % of revenues (first half 2004: 9.4 %).

4.5 Amortization and depreciation

See notes 3.1 and 3.2 for an analysis of amortization and depreciation.

4.6 Other operating expenses

Other operating expenses consist of the following:

Other operating expenses EUR'000	1/1/ - 6/30/2005	1/1/ - 6/30/2004
Administration	1,296.1	389.2
Repairs and maintenance	820.2	867.5
Warranty expenses	642.4	672.5
Distribution	620.0	276.0
Legal and advisory fees	608.0	167.7
Freight	465.6	169.0
Foreign exchange differences	322.8	108.9
Miscellaneous other operating expenses	1,589.6	467.4
Total	**6,364.7**	**3,118.2**

4.7 Net finance costs

Net finance costs consist of the following:

Net finance cost EUR '000	1/1/ - 6/30/2005	1/1/ - 6/30/2004
Interest and similar income (current)	6.9	74.1
Interest and similar expenses		
Expenses similar to interest	723.7	169.2
Non-current liabilities	492.1	273.8
Current liabilities	92.6	103.0
Profits transferred under partial profit transfer agreement	86.1	86.1
Total	**1,387.6**	**558.0**

The expenses similar to interest are for profit-related remuneration, for the silent partners interests and for the profit participation rights capital (first half 2004: for the silent partners interests).

Expenses arising from partial profit transfers relate to the silent partners' variable profit share for the reporting period (see note 3.11).

4.8 Income taxes

Income taxes consist of the following:

Income taxes EUR '000	1/1/ - 6/30/2005	1/1/ - 6/30/2004
Current taxes		
Corporation tax	4,662.1	1,494.6
Trade tax	1,891.3	661.0
Solidarity surcharge	256.4	82.2
Deferred taxes	- 6.0	- 15.1
Total	**6,803.8**	**2,222.7**

Current income tax expense of Q-Cells AG is calculated using tax rates in effect or announced at the balance sheet date. The calculation of deferred taxes is based on a corporation tax rate of 25 % (12/31/2004: 25 %) plus the solidarity surcharge of 5.5 % on corporation taxes payable as well as an effective trade tax rate of 6.7 % (12/31/2004: 6.7 %). Taking into account the solidarity surcharge and trade tax, the tax rate used to calculate deferred taxes is 33.07 % (12/31/2004: 33.07 %).

The following deferred taxes were recognized, gross and net, on individual balance sheet line items and tax losses carried forward:

Deferred taxes EUR'000	6/30/2005		12/31/2004	
	Assets	Liabilities	Assets	Liabilities
Recognition and valuation differences				
Non-current assets	1,535.3	8,350.0	1,723.0	9,125.1
Current assets		483.1		232.3
Profit participation rights capital		550.0		592.8
Investment grants and subsidies	256.8		320.5	
Current liabilities	1,111.5	1.0	1,087.7	407.3
Non-current liabilities	4,213.7	165.8	4,775.9	
Total	7,117.3	9,549.9	7,907.1	10,357.5
Deferred tax assets/liabilities	2,353.7	3,158.1	2,614.9	3,425.2
Net deferred taxes		**804.4**		**810.3**

The following analyzes the significant differences between expected and actual tax expense for the current and prior year:

Reconciliation of income tax expense EUR'000	1/1/ - 6/30/2005	1/1/ - 6/30/2004
Income before income taxes	**22,145.2**	**6,979.1**
Expected tax expense at 33.07 %	7,323.5	2,308.0
Changes in expected tax expense		
Tax effect of tax free income	- 276.7	- 86.8
Tax effect of non-deductible operating expenses	24.0	23.0
Other tax effects	- 267.0	- 21.5
Actual tax expense	**6,803.8**	**2,222.7**

No deferred tax assets were recognized on tax losses carried forward, since the tax loss carryforward existing at 12/31/2003 were completely utilized during 2004. Current tax expense was reduced by EUR 128.7 thousand in 2004 as a result of the utilization of the tax loss carryforwards.

4.9 Earnings per share

Earnings per share were calculated in accordance with IAS 33. The capital increase from reserves resolved in 2004, carried out by issuing 9,976,057 new registered no-par-value shares without nominal value in the ratio of 91 new shares to one old share, was reflected in the calculation of earnings per share in order to improve comparability in accordance with IAS 33.64.

Earnings per share	1/1/ - 6/30/2005	1/1/ - 6/30/2004
Net income for the period (EUR'000)	15,341.4	4,756.4
Weighted average number of shares	10,085,684	8,948,267
Basic earnings per share in EUR	**1.52**	**0.53**

Thus, there were no dilutive effects to be taken into account. Employee stock options were not yet included in the calculation, since they are contingent on certain conditions being met (see note 3.8).

5. Notes to the statement of cash flows

Liquid funds consist of cash and cash equivalents as presented in the balance sheet.

Following the start of operations for three further production lines in mid-2004 and the related increase of production and sale, cash flows totaling EUR 15,108.2 thousand were generated from operating activities in the first half of 2005.

The company was able to finance capital expenditures required for the extensive expansion of production capacity (cash used in investing activities of EUR 30,995.5 thousand) with cash from financing activities of EUR 14,280.5 thousand and cash from operating activities.

Changes in balance sheet items used to prepare the statement of cash flows cannot be derived directly from the balance sheet since effects of non-cash transactions have been eliminated.

6. Other disclosures

6.1 Segment reporting

The primary reporting format of Q-Cells AG is segmented by geographical categories. Income, expenses and other disclosures have been attributed to segments based on the location of assets. Since all assets are located in Germany, all other disclosures are attributed to the segment Germany as well. Thus, further segmentation is not necessary.

External revenues can be segmented by customer location as follows:

Geographical segment 1/1/-6/30/2005	Revenues EUR '000	Share %	Geographical segment 1/1/-6/30/2004	Revenues EUR '000	Share %
Germany	75,390.7	64.6	Germany	35,696.1	75.0
South Africa	17,039.9	14.6	France	6,688.6	14.0
Other EU countries	10,762.9	9.2	Other EU countries	4,138.9	8.7
Rest of the world	13,555.7	11.6	Rest of the world	1,093.3	2.3
Total	**116,749.2**	**100.0**	**Total**	**47,616.9**	**100.0**
Exports (%)		**35.4**	**Exports (%)**		**25.0**

A secondary reporting format is not applicable as Q-Cells AG operates exclusively in the production and distribution of photovoltaic cells.

6.2 Financial instruments

The objectives of financial risk management are to minimize credit risk related to trade accounts receivable and to secure financing with appropriate maturities for the continued expansion of the company's operations and liquidity in connection with operating activities. These objectives are being pursued using appropriate management systems.

During the first half of 2005, Q-Cells AG did not utilize any derivative financial instruments. Instead, it used only primary financial instruments such as trade accounts receivable and payable, financing receivables and financial liabilities.

Financial instruments not measured at fair value include primarily cash and cash equivalents, trade accounts receivable, other current assets, other non-current assets, trade accounts payable and other liabilities, current account loans and long-term loans.

The carrying values of cash and cash equivalents as well as current account overdrafts are extremely close to their fair value due to the short maturities involved.

The carrying value of receivables and liabilities involving normal trade credit conditions, which is based on historical cost, also closely approximates fair value.

6.3 Contingent liabilities and other financial commitments

There were no contingent liabilities at 6/30/2005.

In January 2004 a joint venture agreement was completed for EverQ GmbH, in which Q-Cells AG committed to pay up to EUR 11.0 million into the equity capital of EverQ GmbH in 2005, depending on the structure of finance of EverQ GmbH. EUR 3.0 million had been paid in by 6/30/2005. Based on the Letter of Intend Q-Cells AG assumes an outstanding obligation of EUR 3.4 million.

Purchase commitments

In order to secure supply, Q-Cells AG has reinforced its wafer procurement department and now also focuses intensively on the up-stream links in the value-added chain.

The company has commitments to suppliers for purchases of wafers and silicon for the years 2005 partly through 2015 totaling EUR 1,150.3 million (12/31/2004: EUR 997.7 million).

The purchasing commitments to suppliers resulting from these measures lead to price and volume risks. We endeavor to mitigate these risks by matching commitments from purchase contracts with those from sales contracts.

Open purchase orders

The company has open purchase orders for property, plant and equipment of EUR 9.1 million at 6/30/2005 (12/31/2004: EUR 27.3 million).

Operating leases

The company leases several vehicles under operating leases at the balance sheet date. The lease agreements have a lease term of 36 months and do not contain any definitive renewal or purchase options. Monthly lease payments are expensed on a straight-line basis.

Lease expense for operating leases amounted to EUR 17.1 thousand in the first half of 2005 (first half of 2004: EUR 13.1 thousand). There are outstanding lease payments totaling EUR 92.0 thousand at 6/30/2005, of which EUR 49.2 thousand are due within one year and EUR 42.8 thousand due between one and five years.

Warranties

As manufacturer and seller of photovoltaic cells, Q-Cells AG gives a warranty on its products and is exposed to warranty risks. We guarantee that our cells achieve at least 90 % of nominal performance for 10 years. There have been no significant claims to date.

6.4 Legal matters

An entrepreneur has asserted claims of EUR 1,000.0 thousand against the company pursuant to a contract allegedly entered into regarding broken cells. The company considers these claims to be entirely unfounded, the company is also not aware of any legal action having been taken to date.

Risks arising from other legal disputes in connection with ordinary operations have been appropriately provided for in accordance with IAS 37.

6.5 Financial risks

Liquidity risk

We use appropriate financial planning tools to manage the future liquidity situation. Based on our current plan, there are no apparent liquidity shortages.

We have unused current account overdraft limits of EUR 13.4 million available to us at 6/30/2005 (12/31/2004: EUR 14.4 million).

Currency risk

At Q-Cells, currency risk arises primarily because some purchases are made in US dollars while sales are not made in US dollars to the same extent. We manage this risk by constantly monitoring exchange rates and by taking measures to hedge foreign exchange rates if it would be necessary.

Interest rate risk

Photovoltaic systems are usually mainly financed by debt. The present comparatively low levels of interest rates and resulting low cost of debt have had a positive effect on the profitability of photovoltaic systems. An increase in interest rates would reduce the profitability of photovoltaic systems due to higher borrowing costs and hence would negatively affect the demand for photovoltaic cells. We do not expect a significant increase in interest rates in the short- and medium-term.

Bank loans and overdrafts total EUR 26,300.5 thousand (12/31/2004: EUR 13,969.1 thousand). These financial liabilities primarily consist of long-term loans. Interim financing and current account overdrafts amount to EUR 5,985.0 thousand at 6/30/2005 (12/31/2004: EUR 0.0 thousand).

Financial liabilities entered into on a long-term basis consist of one variable interest capital investment loan (EURIBOR+margin), two variable interest loans (beginning at 5.6 % p.a.; interest capped at 7.0 % p.a.) and two loans with fixed interest rates of 4.8 % and 5.0 % p.a.

Credit risk

It may also be necessary to make advance payments to suppliers to secure deliveries, and this could lead to credit losses.

Timely and effective financial controls in combination with a customer assessment system reduce the probability of bad debt.

Risks related to the receipt of investment grants and subsidies

The company receives investment grants and subsidies in connection with the creation and expansion of capacity. Assessments issued regarding the approval of investment grants total approximately EUR 21.0 million, of which EUR 15.6 million were received by 6/30/2005. Payment of the funds is conditional on the institutions providing the grants (EU, federal government, state of Saxony-Anhalt) having the funds available and on the funds having been provided for in their budgets (federal government, state of Saxony-Anhalt). As a result of this condition, there is a risk that the remaining amount may be delayed or not paid out at all.

In addition, these grants and subsidies are generally contingent on the company meeting certain restrictions and conditions, to some extent over several years into the future. If these conditions and requirements were not met, Q-Cells AG might have to repay, either completely or in part, the grants received, which would adversely impact the economic situation of the company.

6.6 Related party disclosures

Transactions with related parties

Parties related to Q-Cells are: The members of the executive and supervisory boards, including their family members, as well as companies over which Q-Cells AG, members of the executive and supervisory boards and their close family members and companies can exercise significant influence.

The following transactions with related parties took place in the first half of 2005:

6.6.1 Remuneration of members of the supervisory and executive boards

See note 6.7.

6.6.2 Transactions with investees

See note 3.3 for disclosures regarding investees.

EverQ GmbH

Q-Cells AG holds a 24.9 % interest in EverQ GmbH, Thalheim ("EverQ"), at 6/30/2005.

The managing directors of the company were Dr. Hartmut Schüning (to May 2005) and Meendert Buurman, administrative manager of Q-Cells AG (from May 2005). Thomas Schmidt, COO of Q-Cells AG, is authorized signatory. EverQ did not begin operations until 2005. C. Anton Milner is a member of the supervisory board. No remuneration was paid.

A license and technology transfer contract between Q-Cells AG and EverQ GmbH was agreed in January 2005. No license income has yet been received.

The company has receivables from EverQ GmbH of EUR 201.4 thousand related to cost recharges at 6/30/2005 (12/31/2004: EUR 18.9 thousand). There are no accounts payable outstanding.

CSG Solar AG

Q-Cells AG holds a 22.32 % interest in CSG Solar AG, Thalheim ("CSG Solar"), at 6/30/2005. Three members of the executive board of Q-Cells AG hold shares in the company:

C. Anton Milner, CEO (0.94 %), Reiner Lemoine, CTO (0.36 %) and Thomas Schmidt, COO (0.07 %).

Further interests in CSG Solar AG are held by: Renewable Energy Corporation AS, Hovik, Norway ("REC") (22.32 %), APAX Europe V-A L.P (22.32 %), Good Energies Investments B.V. (11.10 %), IBG Beteiligungsgesellschaft Sachsen-Anhalt mbH, Magdeburg ("IBG") (3.63 %), and Dr. van Aubel, Van Aubel Rechtsanwälte (1.02 %), chairman of the supervisory board of Q-Cells AG.

The company has receivables from CSG Solar AG of EUR 0.2 thousand (12/31/2004: EUR 2.1 thousand) at 6/30/2005. There are no accounts payable outstanding. Rental income in the first half of 2005 was EUR 3.3 thousand.

6.6.3 Transactions with suppliers, customers and consultants

REC Group

Marcel Brenninkmeijer, member of the supervisory board of Q-Cells AG, is president and delegate of the supervisory board of Good Energies AG, Basle, Switzerland and managing director of Good Energies Investments B.V., Amsterdam, Netherlands ("GEI"). Good Energies AG is GEI's investment adviser. Mr. Brenninkmeijer holds an indirect minority interest in GEI.

GEI in turn holds an interest in Q-Cells AG. At the same time, GEI holds a significant interest in Renewable Energy Corporation ASA, Norway ("REC"). Mr. Brenninkmeijer is member of the supervisory board of REC.

Q-Cells AG has customer and supplier relationships with REC and its subsidiaries ScanModule AB, Glava, Sweden ("ScanModule"), ScanCell AS, Narvik, Norway ("ScanCell"), and ScanWafer ASA, Hovik, Norway ("ScanWafer"):

Customer relationships

There were deliveries of solar cells to ScanModule (revenues: EUR 2,290.3 thousand) and ScanCell (revenues: EUR 345.0 thousand) in the first half of 2004.

Supplier relationships

ScanWafer is the largest supplier of Q-Cells AG. There are long-term wafer supply agreements that had a volume of EUR 25,157.0 thousand in the first half of 2005 (first half 2004: EUR 13,685.0 thousand).

Accounts payable to ScanWafer amounts to EUR 5,917.9 thousand at 6/30/2005 (12/31/2004: EUR 2.8 thousand).

Q-Cells AG acted as distributor for ScanCell through January 2004 on the basis of verbal agreements. The volume of purchases in the first half of 2004 was EUR 198.4 thousand.

Q-Cells AG marketed the cells on behalf of ScanCell as commission agent commencing in February 2004. The amount marketed was in the first half of 2005 of EUR 18,034.5 thousand (first half 2004: EUR 4,657.2 thousand). Due to the economic substance of the commission transactions, revenue recognized consists of commissions received from ScanCell of EUR 243.7 thousand (first half 2004: EUR 0.0). Accounts payable arising from these transactions are EUR 3,336.0 thousand at 6/30/2005 (12/31/2004: EUR 1,874.2 thousand).

The distributed volume with ScanModule in the first half of 2005 amounted to EUR 13,756.4 thousand (first half 2004: EUR 46.8 thousand). There are outstanding receivables at 6/30/2005 of EUR 2,660.2 thousand (12/31/2004: EUR 3,187.7 thousand) resulting from the commission agency business.

Consulting services

Q-Cells AG and REC entered into a verbal agreement in 2004 regarding distribution and marketing support services provided by Q-Cells AG in Norway. Consulting services of EUR 8.8 thousand were rendered in the first half of 2005 (first half 2004: EUR 46.7 thousand).

Immo Ströher

Immo Ströher, member of the supervisory board of Q-Cells AG, holds an interest in Solon AG für Solartechnik, Berlin ("Solon AG") and is chairman of its supervisory board. Mr. Ströher holds significant interests in Mithril GmbH Darmstadt ("Mithril"). Mithril in turn holds an interest in Q-Cells AG. At the same time, Mithril holds significant investments in Solon AG, Berlin with its subsidiaries Solon Nord GmbH, Greifswald ("Solon Nord") and Solon PV GmbH, Berlin ("Solon PV").

In addition, Immo Ströher, via Ströher Solar GmbH, Darmstadt ("Ströher Solar"), holds indirect interests in Q-Cells AG, EnTech GmbH, Kufstein, Austria, ("EnTech") and ASS Automotive Solarsystems GmbH, Erfurt ("ASS"). Mr. Ströher also is a minority shareholder of Energy Valley AG, Meggen, Switzerland ("Energy Valley"), and holds an indirect interest in Q-Cells via Imladris GmbH, Darmstadt, ("Imladris"). Persons related to Mr. Ströher also hold interests in Q-Cells AG.

Solon AG and its subsidiaries Solon PV and Solon Nord as well as ASS are customers of Q-Cells AG.

The sales volume with these companies amounted to EUR 24,420.3 thousand in the first half of 2005 (first half 2004: EUR 13,400.6 thousand) and purchase volume totaled EUR 14.0 thousand (first half 2004: EUR 226.8 thousand). At 6/30/2005, receivables are EUR 7,917.6 thousand (12/31/2004: EUR 6,018.1 thousand) and payables are EUR 784.1 thousand (prepayments: 12/31/2004: EUR 0.0).

During 2004, Mithril granted Q-Cells AG an interim financing loan of EUR 500.0 thousand bearing interest at 6.25 % p.a. based on verbal agreements. The full amount of the loan was set off against a receivable for contributions to capital reserves outstanding at December 31, 2003 on April 1, 2004.

Energy Valley introduced Q-Cells AG to its largest silicon supply contract, with a total volume of about EUR 35 million, in 2004. The supply contract's term runs to the end of 2008, contains other fixed conditions and secures the supply of raw materials for the further expansion of Q-Cells AG. It also introduced further short-term deliveries from the same supplier at the beginning of 2005 (total volume: EUR 1.5 million). As at 6/30/2005, sales contracts corresponding with these procurement contracts for delivery of photovoltaic cells and modules to Energy Valley and a subsidiary of Energy Valley (Solarsquare AG) were being negotiated, and these have meantime been completed. As a result, Q-Cells AG has entered into certain contractual commitments with Energy Valley and the subsidiary of Energy Valley relating to cells produced from these quantities of silicon:

- Q-Cells AG committed to manufacture photovoltaic modules from part of the photovoltaic cells manufactured from the silicon and deliver these at specific, fixed prices to the subsidiary of Energy Valley. The delivery contract has a total volume of some EUR 89 million. The delivery quantities and dates correspond with and are dependent upon the deliveries of silicon; the silicon supply contract runs through the end of 2008.
- With respect to the remaining (the great majority) cells produced by Q-Cells from the silicon, Q-Cells AG and the subsidiary of Energy Valley will complete a supply agreement for these cells at specific fixed prices, whereby Energy Valley will act as guarantor to Q-Cells AG for payment obligations of its subsidiary arising from this supply contract up to a maximum of EUR 10 million. The delivery quantities and dates correspond with and are dependent upon the deliveries of the silicon, and fixed prices have also been agreed. The delivery contract has a total volume of approx. EUR 153 million. Q-Cells AG continues to have the exclusive right to market these cells until mid-October 2005 (including based on long-term sales contracts) to its own customers. For the distribution Q-Cells AG receives variable commission fees from Solarsquare.

- In connection with this agreement, Q-Cells AG has granted the subsidiary of Energy Valley a loan of EUR 5 million, guaranteed by Energy Valley. It is foreseen that this loan will be repaid primarily by offset against payments due by Q-Cells AG arising from the above-mentioned agreement with Solarsquare AG.

Services provided by a company owned by an individual related to a member of the executive board

Q-Cells AG receives services from a company owned by an individual related to a member of the executive board. In the first half of 2005, the company's expenditures were EUR 411.1 thousand (first half 2004: EUR 525.8 thousand) for these services. There were no outstanding claims on the company arising from this business relationship at 6/30/2005 (12/31/2004: EUR 5.2 thousand). The executive board member concerned did not participate in contract negotiations and the terms of the contract are equivalent to those that prevail in arm's length transactions.

Legal advice law firm van Aubel

Dr. Thomas van Aubel is chairman of the supervisory board of Q-Cells AG. Dr. Thomas van Aubel and persons related to him are shareholders of Q-Cells AG via TVVG GmbH, Berlin, capitalnetworks.de GmbH, Berlin, and Pluto 2001 GmbH, Berlin. As partner of the law firm Bezzenberger, and since 1/1/2005 as partner of the law firm van Aubel Rechtsanwälte, he provided advice to Q-Cells AG on legal issues through 12/31/2004.

At 6/30/2005 accounts payable were EUR 156.9 thousand (12/31/2004: EUR 0.0 thousand). From 1/1/2005 to 6/30/2005 advisory costs to law firm van Aubel Rechtsanwälte amounted to EUR 239.2 thousand (first half 2004: EUR 48.0 thousand).

6.6.4 Other

IBG Beteiligungsgesellschaft des Landes Sachsen-Anhalt mbH, Magdeburg ("IBG"), is a shareholder of Q-Cells AG. The managing director of IBG, Dr. Dinnies-Johannes von der Osten, is also a member of the supervisory board of Q-Cells AG.

IBG has entered into a partial profit transfer agreement (agreement to set up a silent partnership) with Q-Cells AG. See note 3.11 of these notes for further details.

The total expense in the first half 2005 under the partial profit transfer agreement was EUR 201.0 thousand (first half 2004: EUR 201.0 thousand).

Guarantees/suretyships given by members of the governing bodies in favor of the company

The members of the executive board of Q-Cells AG, Mr. C. Anton Milner and Mr. Reiner Lemoine, also hold shares in Q-Cells AG. Mr. Lemoine is shareholder and member of the supervisory board of Solon AG.

The members of the executive board C. Anton Milner and Reiner Lemoine have given directly enforceable maximum amount suretyships totaling EUR 300 thousand each in favor of Q-Cells AG to two lending banks.

In addition, C. Anton Milner and Reiner Lemoine have given guarantees to Mittelständische Beteiligungsgesellschaft Sachsen-Anhalt mbH ("MBG") regarding the repayment of silent

partnership contributions and other payments, and Reiner Lemoine together with two other founders has given such guarantees to IBG (see note 3.11).

6.7 Remuneration of governing bodies

In the first half of 2005, the members of the executive board received remuneration of EUR 764.6 thousand, consisting of fixed components of EUR 296.9 thousand, variable components of EUR 420.8 thousand and EUR 46.9 thousand for 1,336 stock options granted in 2004. Remuneration of the supervisory board for the first half of 2005 amounted to EUR 36.0 thousand.

6.8 Members of the governing bodies

During the interim reporting period, the executive board consisted of:

- C. Anton Milner, chairman of the executive board, CEO
- Reiner Lemoine, CTO
- Thomas Schmidt, COO
- Dr. Hartmut Schüning, CFO

The members of the supervisory board during the interim reporting period were:

- Dr. Thomas van Aubel (chairman of the supervisory board), attorney at law (Van Aubel Rechtsanwälte)
- Dr. Dinnies-Johannes von der Osten (vice chairman of the supervisory board), managing director of IBG Beteiligungsgesellschaft Sachsen-Anhalt mbH
- Marcel Brenninkmeijer, president and delegate of the supervisory board of Good Energies AG, managing director of Good Energies Investment B.V.
- Dr. Christian Reitberger, partner APAX Partners Beteiligungsberatung GmbH
- Immo Ströher, entrepreneur and investor in the renewable energies industry

6.9 Approval for issue

The executive board of Q-Cells AG has approved these IFRS interim financial statements on 8/17/2005 for issue to the supervisory board and the shareholders.

Thalheim, 8/17/2005

The executive board of Q-Cells AG

C. Anton Milner CEO	Reiner Lemoine CTO	Thomas Schmidt COO	Dr. Hartmut Schüning CFO

VOLUNTARY, UNAUDITED FIGURES (IFRS) AS OF MARCH 31, 2005

The voluntary, unaudited figures as of March 31, 2005 provided in the following are not the subject of quarterly statements prepared in compliance with IAS 34 nor have such statements been published. These unaudited figures are therefore provided on a purely voluntary basis.

VOLUNTARY, UNAUDITED FIGURES OF THE INCOME STATEMENT FOR THE PERIOD JANUARY 1 TO MARCH 31, 2005

	01/01–03/31/2005 EUR '000	01/01–03/31/2004 EUR '000
1. Revenues	52,767.5	21,353.9
2. Changes in finished goods inventories	703.5	213.6
3. Other work performed by the company and capitalized	213.6	45.0
4. Other operating income	1,190.1	705.9
5. Cost of materials		
a) Cost of raw materials, consumables and supplies and of purchased merchandise	34,403.9	14,403.2
b) Cost of purchased services	235.9	35.0
6. Personnel expenses		
a) Wages and salaries	4,055.5	1,572.5
b) Social security costs and pension and benefit expenses	686.8	292.5
c) Stock option expense	101.3	50.5
7. Amortization and depreciation	2,056.9	922.5
8. Other operating expenses	2,827.0	1,158.9
9. Other taxes	2.1	0.5
10. Operating income	**10,505.3**	**3,882.8**
11. Interest and similar income	2.8	0.0
12. Interest and similar expenses	608.0	277.6
13. Profits transferred under partial profit transfer agreements	43.0	43.0
14. Income before taxes	**9,857.1**	**3,562.2**
15. Income taxes	3,133.4	1,055.6
16. Net income	**6,723.7**	**2,506.6**

VOLUNTARY, UNAUDITED
FIGURES OF THE
BALANCE SHEET AS OF MARCH 31, 2005

		03/31/2005 EUR '000	03/31/2004 EUR '000
Assets			
A.	**Non-current assets**	**87,579.8**	**31,437.8**
I.	Intangible assets	590.3	235.6
II.	Property, plant and equipment	82,740.7	31,196.6
III.	Non-current financial assets	4,248.8	5.6
B.	**Current assets**	**52,726.6**	**33,963.3**
I.	Inventories	16,856.6	14,311.5
II.	Trade accounts receivable	23,282.0	13,663.5
III.	Other receivables and assets	9,385.8	5,973.7
IV.	Cash and cash equivalents	3,202.2	14.6
Total assets		**140,306.4**	**65,401.1**
Liabilities and Shareholders' Equity			
A.	**Shareholders' Equity**	**41,960.2**	**17,888.9**
I.	Subscribed capital	10,085.7	96.9
II.	Capital reserves	12,514.2	13,545.9
III.	Retained earnings	19,360.3	4,246.0
B.	**Investment grants and subsidies**	**24,297.8**	**13,477.5**
C.	**Non-current liabilities**	**31,333.0**	**9,960.6**
I.	Profit participation rights capital	14,428.6	0.0
II.	Silent partners' interests	4,092.0	4,092.0
III.	Non-current financial liabilities	7,550.0	5,359.7
IV.	Other non-current liabilities	4,509.3	53.6
V.	Deferred taxes	753.1	455.2
D.	**Current liabilities**	**42,715.4**	**24,074.2**
I.	Current financial liabilities	7,552.9	12,173.9
II.	Trade accounts payable	20,902.2	7,836.0
III.	Taxes payable	7,981.3	1,189.2
IV.	Other provisions	4,491.0	1,255.8
V.	Other current liabilities	1,788.0	1,619.2
Total liabilities and shareholders' equity		**140,306.4**	**65,401.1**

VOLUNTARY, UNAUDITED FIGURES OF THE CASH FLOW STATEMENT FOR THE PERIOD JANUARY 1 TO MARCH 31, 2005

	01/01 – 03/31/2005	01/01 – 03/31/2004
	EUR '000	EUR '000
Net income of the period	6,723.7	2,506.6
Income tax expense	3,133.4	1,055.6
Depreciation, amortization and impairment losses	2,056.9	922.5
Other non-cash income and expenses	101.3	50.5
Amortization of deferred investment grants and subsidies	- 926.8	- 481.8
Change in provisions	700.0	- 180.6
Loss on disposal of non-current assets	80.7	0.0
Change in inventories, receivables and other assets	- 8,002.1	- 8,826.4
Change in other liabilities	7,960.4	- 1,389.5
Interest and similar income	- 2.8	0.0
Interest and similar expenses	608.0	277.6
Liquid funds generated (01/01 – 03/31/2004: used) by operating activities	**12,432.7**	**- 6,065.5**
Interest paid	- 331.6	- 274.4
Interest received	63.2	0.0
Income tax paid	- 595.9	0.0
Cash provided by (01/01 – 03/31/2004: used in) operating activities	**11,568.4**	**- 6,339.9**
Capital expenditures on intangible assets	- 122.1	- 50.4
Capital expenditures on property, plant and equipment	- 14,891.3	- 4,008.5
Acquisitions of equity investments	- 3,218.4	0.0
Proceeds from disposal of property, plant and equipment	379.0	0.0
Proceeds from investment grants and subsidies	3,546.0	877.4
Cash used in investing activities	**- 14,306.8**	**- 3,181.5**
Proceeds from contributions to shareholders' equity	2,609.2	5,500.0
Proceeds from loans obtained	1,500.0	2,051.8
Repayments of loans	- 330.0	0.0
Payments for finance lease	- 679.4	- 345.2
Change in current account overdrafts and interim financing	313.6	924.5
Cash provided by financing activities	**3,413.4**	**8,131.1**
Change in liquid funds	675.0	- 1,390.3
Balance of liquid funds at beginning of period	2,527.2	1,404.9
Balance of liquid funds at end of period	**3,202.2**	**14.6**

FINANCIAL STATEMENTS (HGB)

THREE-YEAR OVERVIEW (HGB): INCOME STATEMENT FOR THE FINANCIAL YEARS 2004, 2003 AND 2002

	2004	2003	2002
	EUR '000	EUR '000	EUR '000
Revenues	128,697.0	48,752.3	17,292.6
Decrease (previous year increase) in finished goods inventories	- 1,186.3	4,792.8	2,109.9
Other work performed by the company and capitalized	153.3	24.1	61.2
Other operating income	2,921.3	2,883.7	2,209.9
Cost of materials			
a) Cost of raw materials, consumables and supplies and of purchased merchandise	85,179.4	37,709.6	13,870.2
b) Cost of purchased services	1,010.3	249.8	373.4
Personnel expenses			
a) Wages and salaries	10,046.0	4,518.5	2,002.8
b) Social security and pension costs	1,890.0	867.8	309.6
Amortization and depreciation on intangible assets and on property, plant and equipment	4,804.1	4,311.6	2,830.6
Other operating expenses	8,806.9	3,680.8	1,432.3
Income from other securities and financial assets loans	0.0	2.3	3.8
Other interest and similar income	152.7	183.9	1.1
Interest and similar expenses	1,256.1	972.0	783.5
Income from ordinary activities	**17,745.2**	**4,329.0**	**76.1**
Taxes on income	5,627.7	75.0	0.0
Other taxes	26.4	1.3	1.9
Profits distributed under partial profit transfer agreements	172.1	172.1	0.0
Net income for the year	**11,919.0**	**4,080.6**	**74.2**

THREE-YEAR OVERVIEW (HGB): BALANCE SHEET AS OF DECEMBER 31, 2004, 2003 AND 2002

	2004	2003	2002
	EUR '000	EUR '000	EUR '000
<u>Assets</u>			
Fixed assets	**58,796.9**	**25,329.1**	**14,835.1**
Intangible assets	**247.0**	**93.3**	**419.1**
Property, plant and equipment	**57,519.5**	**25,230.3**	**14,316.0**
Land and buildings	7,835.4	5,623.7	2,289.6
Technical equipment and machinery	28,757.1	15,445.7	8,248.1
Other equipment, factory and office equipment	1,628.5	1,015.2	163.8
On-account payments and assets under construction	19,298.5	3,145.7	3,614.5
Financial assets	**1,030.4**	**5.5**	**100.0**
Current assets	**45,095.0**	**21,767.7**	**8,663.3**
Inventories	**14,629.5**	**12,655.0**	**3,920.8**
Raw materials, consumables and supplies	5,800.6	4,347.5	1,440.2
Finished goods and merchandise	5,916.0	8,156.0	2,309.5
On-account payments	2,912.9	151.5	171.0
Receivables and other current assets	**27,938.3**	**7,707.8**	**4,718.4**
Trade accounts receivables	17,208.0	5,827.5	2,920.0
Amounts due from companies with which an investment relationship exists	21.0	0.0	0.0
Other current assets	10,709.3	1,880.3	1,798.5
Cash-in-hand and bank balances	**2,527.2**	**1,404.9**	**24.0**
Prepaid expenses	**1,765.5**	**107.6**	**32.1**
Total assets	**105,657.4**	**47,204.4**	**23,530.5**
<u>Shareholders' equity and liabilities</u>			
Shareholders' equity	**35,785.1**	**11,749.4**	**1,158.7**
Subscribed capital	10,085.7	89.7	76.4
Capital reserves	12,107.8	8,502.6	2,005.9
Retained earnings/Accumulated deficit	1,672.6	- 923.5	- 997.7
Net income for the year	11,919.0	4,080.6	74.2
Contributions paid in for proposed capital increase	**0.0**	**0.0**	**1,509.3**
Deferred investment grants and subsidies for fixed assets	**17,240.4**	**5,288.2**	**3,095.9**
Provisions and accrued liabilities	**9,794.9**	**1,763.0**	**509.5**
Tax provisions	5,768.0	75.0	0.0
Other provisions and accrued liabilities	4,026.9	1,688.0	509.5
Liabilities	**42,832.3**	**28,403.8**	**17,257.1**
Silent partners' interests/profit participation rights capital	19,092.0	4,092.0	0.0
Bank loans and overdrafts	14,140.5	14,902.6	9,207.3
Trade accounts payable	8,664.7	7,537.3	3,851.7
Other liabilities	935.1	1,871.9	4,198.1
Deferred income	**4.7**	**0.0**	**0.0**
Total shareholders' equity and liabilities	**105,657.4**	**47,204.4**	**23,530.5**

FINANCIAL STATEMENT 2004 (HGB)

INCOME STATEMENT
FOR THE FINANCIAL YEAR 2004

		2004 EUR '000	2003 EUR '000
1.	Revenues	128,697.0	48,752.3
2.	Decrease (2003 increase) in finished goods inventories	- 1,186.3	4,792.8
3.	Other work performed by the company and capitalized	153.3	24.1
4.	Other operating income	2,921.3	2,883.7
5.	Cost of materials		
	a) Cost of raw materials, consumables and supplies and of purchased mechandise	85,179.4	37,709.6
	b) Cost of purchased services	1,010.3	249.8
6.	Personnel expenses		
	a) Wages and salaries	10,046.0	4,518.5
	b) Social security and pension costs	1,890.0	867.8
	- of which pensions EUR 116.5 thousand (2003 EUR 16.5 thousand)		
7.	Amortization and depreciation on intangible assets and on property, plant and equipment	4,804.1	4,311.6
8.	Other operating expenses	8,806.9	3,680.8
9.	Income from other securities and financial asset loans	0.0	2.3
10.	Other interest and similar income	152.7	183.9
11.	Interest and similar expenses	1,256.1	972.0
12.	**Income from ordinary activities**	**17,745.2**	**4,329.0**
13.	Taxes on income	5,627.7	75.0
14.	Other taxes	26.4	1.3
15.	Profits distributed under partial profit transfer agreements	172.1	172.1
16.	**Net income for the year**	**11,919.0**	**4,080.6**

BALANCE SHEET
AS OF DECEMBER 31, 2004

	12/31/2004 EUR '000	12/31/2003 EUR '000
Assets		
A. Fixed assets	**58,796.9**	**25,329.1**
I. Intangible assets	**247.0**	**93.3**
Industrial and similar rights and assets and licenses in such rights and assets	247.0	93.3
II. Property, plant and equipment	**57,519.5**	**25,230.3**
1. Land and buildings	7,835.4	5,623.7
2. Technical equipment and machinery	28,757.1	15,445.7
3. Other equipment, factory and office equipment	1,628.5	1,015.2
4. On-account payments and assets under construction	19,298.5	3,145.7
III. Financial assets	**1,030.4**	**5.5**
Investments	1,030.4	5.5
B. Current assets	**45,095.0**	**21,767.7**
I. Inventories	**14,629.5**	**12,655.0**
1. Raw materials, consumables and supplies	5,800.6	4,347.5
2. Finished goods and merchandise	5,916.0	8,156.0
3. On-account payments	2,912.9	151.5
II. Receivables and other current assets	**27,938.3**	**7,707.8**
1. Trade accounts receivable	17,208.0	5,827.5
2. Amounts due from companies with which an investment relationship exists	21.0	0.0
3. Other current assets	10,709.3	1,880.3
III. Cash-in-hand and bank balances	**2,527.2**	**1,404.9**
C. Prepaid expenses	**1,765.5**	**107.6**
Total assets	**105,657.4**	**47,204.4**
Shareholders' Equity and Liabilities		
A. Shareholders' equity	**35,785.1**	**11,749.4**
I. Subscribed capital	**10,085.7**	**89.7**
Conditional capital EUR 818.8 thousand (12/31/2003: EUR 0.0 thousand)		
II. Capital reserves	**12,107.8**	**8,502.6**
III. Retained earnings (12/31/2003: accumulated deficit)	**1,672.6**	**-923.5**
IV. Net income for the year	**11,919.0**	**4,080.6**
B. Deferred investment grants and subsidies for fixed assets	**17,240.4**	**5,288.2**
C. Provisions and accrued liabilities	**9,794.9**	**1,763.0**
1. Tax provisions	5,768.0	75.0
2. Other provisions and accrued liabilities	4,026.9	1,688.0
D. Liabilities	**42,832.3**	**28,403.8**
1. Profit participation rights capital	15,000.0	0.0
2. Silent partners' interests	4,092.0	4,092.0
3. Bank loans and overdrafts	14,140.5	14,902.6
4. Trade accounts payable	8,664.7	7,537.3
5. Other liabilities	935.1	1,871.9
– of which taxes: EUR 228.8 thousand (12/31/2003: EUR 58.7 thousand)		
– of which social security: EUR 337.0 thousand (12/31/2003: EUR 146.1 thousand)		
E. Deferred income	**4.7**	**0.0**
Total shareholders' equity and liabilities	**105,657.4**	**47,204.4**

NOTES TO THE FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR 2004

1. General explanations

The financial statements of Q-Cells AG for the year ended 12/31/2004 have been prepared in accordance with the provisions of the German Commercial Code (HGB) and the Stock Corporations Act (AktG). The type of expense format was selected for presenting the income statement.

2. Accounting and valuation methods

2.1. Fixed assets and deferred investment grants and subsidies

The intangible assets and property, plant and equipment recognized are measured at their acquisition or manufacturing costs, less depreciation, amortization and write-downs (prior year) where appropriate.

Manufacturing costs include direct material and production costs as well as appropriate portions of necessary material and production overheads.

Capital expenditure on technical equipment and machinery purchased prior to 12/31/2003 is depreciated at 20.0 % of book value using the reducing balance method. Capital expenditure on technical equipment and machinery purchased after 01/01/2004 (line 3) was depreciated like the other fixed assets using the straight-line method. Furthermore, on 01/01/2004 there was a change to the straight-line method with a shift factor (80 months) for technical equipment and machinery used on line 2. The change was with regard to alignment with international accounting standards and had a positive effect on results of EUR 160.0 thousand.

Minor-value items with acquisition costs of up to and including EUR 410.00 are depreciated in full in their year of acquisition.

Investment grants and, from 2004 for the first time, also investment subsidies for fixed assets are recorded as deferred investment grants in the balance sheet.

In prior years, investment subsidies were taken to income. This amendment was also made for alignment to international accounting standards and reduced the result by EUR 2,536.7 thousand.

The deferred investment grants and subsidies are released over the useful lives of the related assets.

Financial assets are valued at acquisition cost. Write-downs to lower fair value were not necessary.

2.2. Current assets

Raw materials, consumables and supplies are recognized at acquisition cost, under consideration of the lower of cost or market principle.

Finished goods are valued at manufacturing cost. Manufacturing cost includes direct material and production costs as well as appropriate portions of necessary material and production overheads and depreciation of fixed assets. Obsolescence risks are covered by write-offs.

Merchandise is valued at acquisition cost observing the lower of cost or market principle.

On-account payments are stated at acquisition cost.

Receivables and other current assets are recorded at nominal value, whereby recognizable specific risks were accounted for using appropriate allowances. General credit risk, administration fees and interest are accounted for by way of a general allowance amounting to 1.0 % on the unpaid trade accounts receivable balances net of value added tax at the balance sheet date.

The investment subsidy was capitalized for the first time in 2004 as a receivable in the year it arose. The basis is the subsidy application which was submitted to the tax authorities before the balance sheet was prepared. The receivable is recognized (without income effect) at the expected amount.

Receivables in foreign currency are valued at the rate applicable on the date of the transaction (middle rate). Where the balance sheet date rate results in a lower valuation this is applied to the receivable.

Liquid funds are measured at their nominal value.

2.3. Prepaid expenses

Prepaid expenses consist of payments made before the balance sheet date for expenses related to a certain period beyond this date.

2.4. Provisions and accrued liabilities

Provisions and accrued liabilities are measured such that they account for recognizable commitments and risks.

2.5. Liabilities

Liabilities are disclosed at their repayment values.

Liabilities in foreign currency are valued at the transaction date rate or balance sheet date rate.

Liabilities from profit participation rights capital are disclosed in a separate item due to their nature (subordinate priority, term of seven years) to improve transparency of the net assets and financial position as at 12/31/2004.

Liabilities from contributions by silent partners, which are recorded in the commercial register as partial profit transfer agreements and were included in the item other liabilities in the prior year at an amount of EUR 4,092.0 thousand, were disclosed for the first time in a separate item under liabilities due to their nature (subordinate priority, term ten years) to improve transparency of the net assets and financial position as at 12/31/2004. The prior year amounts have been adjusted in accordance with § 265 (2) HGB (German Commercial Code).

3. Notes to the balance sheet

The development of fixed assets is presented in the fixed asset movements schedule as an appendix to these notes.

3.1. Financial assets

At the balance sheet date the following shares were held in companies with which there is an investment relationship:

	Subscribed capital	Share of company capital	Equity	Result for the financial year 2004
	EUR '000	%	EUR '000	EUR '000
Topas 107 VV GmbH, Berlin (change of name on February 11, 2005 to EverQ GmbH)	25.0	100.00	6.1	- 18.9
CSG Solar AG, Thalheim	118.0	21.19	958.8	- 1,798.4

Topas 107 VV GmbH, Berlin was renamed EverQ GmbH at the beginning of 2005 in connection with the foundation of a joint venture with Evergreen Solar, Inc. In accordance with the joint venture agreement Q-Cells has held 24.9 %, Evergreen Solar, Inc. 75.1 %, in EverQ GmbH since the beginning of 2005. The shares are, therefore, disclosed under the item investments as at 12/31/2004.

Furthermore, at the balance sheet date an investment interest was held in Chemie-Park-Institut GmbH, Bitterfeld, with a share of 6.1 % in shareholders' capital, which serves the operations of Q-Cells AG through the creation of a permanent link to this company.

3.2. Receivables and other current assets

Receivables and other current assets are all due within one year.

Other current assets mainly result from investment contracts with one investor (EUR 2,609.2 thousand was paid up in January 2005 in accordance with the contracts) as well as receivables from investment grants (EUR 715.0 thousand) and receivables from investment subsidies of EUR 6,463.0 thousand for undertaking the capital expenditures carried out and paid for in 2004.

Receivables from companies with whom there is an investment relationship relate to other receivables amounting to EUR 21.0 thousand.

3.3. Prepaid expenses

Prepaid expenses amounting to EUR 1,765.5 thousand, mainly includes a special leasing payment of EUR 1,462.7 thousand due at the balance sheet date.

3.4. Shareholders' equity

Subscribed capital at the balance sheet date amounts to EUR 10,085.7 thousand and is divided into 10,085,684 registered shares with restricted transferability.

The executive board was empowered by resolution of the annual shareholders' meeting on 08/25/2000, on approval by the supervisory board, to increase once or several times the subscribed capital of the company by up to EUR 37.5 thousand (authorized capital) by 07/31/2005 by issuing new, registered no-par value shares with restricted transferability in return for non-cash or cash contributions. The executive board is empowered, on approval by the supervisory board, to decide on exclusion of shareholders' subscription rights and to determine further details of each capital increase.

By partially using the authorized capital, by resolution dated 01/16/2004, the executive board increased the subscribed capital by EUR 1.9 thousand from EUR 89.7 thousand to EUR 91.6 thousand at an issue price of EUR 1.00 per share. Payments of EUR 998.4 thousand were made into the capital reserves. The new shares are entitled to profits from 01/01/2004. Shareholders' subscription rights were excluded. The capital increase was entered in the commercial register on 02/26/2004.

By partially using the authorized capital, by resolution dated 02/17/2004, the executive board increased the subscribed capital by EUR 5.3 thousand from EUR 91.6 thousand to EUR 96.9 thousand at an issue price of EUR 1.00 per share. Payments of EUR 3,994.4 thousand were made into the capital reserves. The new shares are entitled to profits from 01/01/2004. Shareholders' subscription rights were excluded. The capital increase was entered in the commercial register on 03/16/2004.

Finally, by partially using the authorized capital, by resolution dated 05/24/2004, the executive board increased the subscribed capital by EUR 12.7 thousand from EUR 96.9 thousand to EUR 109.6 thousand at an issue price of EUR 1.00 per share. Payments into the capital reserve amounting to EUR 7,104.0 were agreed and of these EUR 4,494.8 were paid in up by the year end. The new shares are entitled to profits from 01/01/2004. Shareholders' subscription rights were excluded. The capital increase was entered in the commercial register on 08/05/2004.

At the annual shareholders' meeting dated 08/23/2004, the existing authorized capital was cancelled and new authorized capital resolved as follows: The executive board is empowered, on approval by the supervisory board, to increase once or several times the subscribed capital of the company by up to EUR 5,042.8 thousand by 07/31/2009 by issuing new, registered no-par value shares with restricted transferability in return for non-cash or cash contributions. The executive board is empowered, on approval by the supervisory board, to decide on exclusion of shareholders' subscription rights and to determine further details of each capital increase. The capital increase was filed in the commercial register on 09/08/2004. Authorized capital amounts to EUR 5,042.8 thousand at 12/31/2004.

3.5. Appropriation of prior year results/capital increase from reserves

Furthermore, the annual shareholders' meeting on 08/23/2004 resolved to transfer an amount of EUR 1,484.5 thousand to other revenue reserves from the retained earnings for the financial year 2003 of EUR 3,157.1 thousand and to carry forward the remaining profit of EUR 1,672.6 thousand.

Additionally, the annual shareholders' meeting on 08/23/2004 resolved a capital increase from reserves of EUR 9,976.1 thousand into subscribed capital through the conversion of part

of the amount, EUR 8,491.6 thousand, from capital reserves as well as through the conversion of the EUR 1,484.5 thousand, which had been appropriated from profit for the financial year 2003 to other revenue reserves. Consequently, subscribed capital increased to EUR 10,085.7 thousand. The capital increase was carried out by issuing 9,976,057 new, registered no-par value shares without nominal value to the shareholders of the company in the ratio of 91 new shares to one old share. The new shares are entitled to profits from the beginning of the financial year 2004. The capital increase was entered in the commercial register on 09/08/2004.

3.6. Conditional capital/stock option program

By resolution of the annual shareholders' meeting on 08/23/2004, a conditional capital increase of subscribed capital of up to EUR 818.8 thousand was carried out by issuing up to 818,800 registered no-par value shares with restricted transferability. The conditional capital increase serves to redeem subscription rights, the issue of which was resolved at the annual shareholders' meeting on 12/29/2003 (resolution for the issue of up to 8,900 subscription rights). Due to the resolution by the annual shareholders' meeting on 08/23/2004, the conditional capital now amounts to EUR 818.8 thousand. Up to 12/31/2004, 6,424 (of which 89 were cancelled in 2004) employee options had been issued. Due to the capital increase from shareholders' funds in 2004 in the ratio of 91 new shares to one old share, the number of shares which can be purchased based on an option has also increased by the same ratio.

3.7. Capital reserves

Capital reserves developed as follows (in EUR '000) during the period under review (see sections 3.4 and 3.5):

Balance at 01/01/2004	8,502.6
Transfers in	12,096.8
Transfers out	8,491.6
Balance at 12/31/2004	12,107.8

3.8. Retained earnings

The retained earnings comprise the following:

	12/31/2004	12/31/2003
	EUR '000	EUR '000
Net income for the year	11,919.0	4,080.6
Retained earnings (accumulated deficit) from prior year	1,672.6	- 923.5
Retained earnings	13,591.6	3,157.1

In the annual shareholders' meeting on 08/23/2004, with regard to the appropriation of the retained earnings for the financial year 2003, it was resolved that EUR 1,484.5 thousand of the retained earnings as at 12/31/2003 of EUR 3,157.1 thousand would be transferred to revenue reserves (converted to subscribed capital as part of the capital increase from reserves in 2004) and EUR 1,672.6 thousand would be carried forward.

3.9. Deferred investment grants and subsidies for fixed assets

In accordance with the community task project "Improvement of the regional economic structure", 24.67% (equivalent to EUR 2,781.3 thousand) of capital expenditure on buildings and fungible property, plant and equipment, amounting to EUR 11,274 thousand in total, was subsidized based on the grant assessment (Assessment I) dated 07/05/2000.

Based on the grant assessment (Assessment II) dated 03/12/2002 and the last amendment assessment dated 06/13/2003, 24.82 % (equivalent to EUR 4,382.8 thousand) of capital expenditure on buildings and property, plant and equipment, amounting to EUR 17,659.0 thousand in total, was subsidized.

As a measurement basis for the grant assessment (Assessment III) dated 10/08/2003 and the amendment assessment dated 08/26/2004, total capital expenditure on buildings and property, plant and equipment for production line III is planned at EUR 12,500.0 thousand. The subsidy authorized amounts to EUR 3,168.6 thousand and thus represents a subsidy rate of 25.35 %.

Furthermore, based on the grant assessment (Assessment IV) dated 11/02/2004, capital expenditure on buildings and property, plant and equipment for production line IV amounting to EUR 10,786.6 thousand from a total of EUR 49,800 thousand is being subsidized. This represents a subsidy rate of 21.66 %.

The following table shows the development of deferred investment grants:

in EUR '000	Assessment I	Assessment II	Assessment III	Assessment IV	Total
Balance at 01/01/2004 ...	1,580.0	3,707.8	0.4	0.0	5,288.2
Additions 2004	116.4	76.1	3,143.2	713.7	4,049.4
Release in 2004	222.1	675.6	199.2	0.0	1,096.9
Balance at 12/31/2004 ...	1,474.3	3,108.3	2,944.4	713.7	8,240.7

On 06/30/2004 the assessment for EUR 3,324.2 thousand was received for the investment subsidy for the calendar year 2003. The subsidy rate of 12.5 % relates to a calculation basis of EUR 2,924.1 thousand. Furthermore, 25.0 % of total investments of EUR 11,834.6 thousand were subsidized.

The investment grants, except for the investment project for production line 1, and the investment subsidies are subject to subsequent audit, whereby the company has not identified any risks of repayment until now.

The investment subsidy for 2004 was recorded at the amount expected.

The following table shows the development of deferred investment subsidies:

in EUR '000	Subsidy 2003	Subsidy 2004	Total
Balance at 01/01/2004	0.0	0.0	0.0
Additions 2004	3,324.2	6,463.0	9,787.2
Release in 2004	787.5	0.0	787.5
Balance at 12/31/2004	2,536.7	6,463.0	8,999.7

The reduced result from the first-time disclosure of deferred investment subsidies in the balance sheet amounts to EUR 2,536.7 thousand.

3.10. Provisions and accrued liabilities

Other provisions and accrued liabilities were set up for the following obligations:

in EUR '000	12/31/2004	12/31/2003	Change
Personnel-related provisions	1,905.0	902.9	+ 1,002.1
Product / production-related provisions	1,452.1	223.5	+ 1,228.6
Other provisions	669.8	561.6	+ 108.2
Total	4,026.9	1,688.0	+ 2,338.9

Provisions in the personnel area mainly relate to bonuses amounting to EUR 1,177.1 thousand. Provisions for the production area primarily relate to warranty provisions amounting to EUR 1,242.7 thousand.

3.11. Liabilities

The composition of liabilities according to their payment terms can be seen from the following summary (the prior year figures are in brackets):

in EUR '000	Total amount	Up to 1 year	1 to 5 years	> 5 years
Profit participation rights capital	15,000.0	0.0	0.0	15,000.0
	(0.0)	(0.0)	(0.0)	(0.0)
Silent partners' interests	4,092.0	0.0	0.0	4,092.0
	(4,092.0)	(0.0)	(0.0)	(4,092.0)
Bank loans and overdrafts	14,140.5	6,139.6	8,000.9	0.0
	(14,902.6)	(10,081.0)	(4,821.6)	(0.0)
Trade payables	8,664.7	8,137.7	527.0	0.0
	(7,537.3)	(7,456.0)	(81.3)	(0.0)
Other liabilities	935.1	935.1	0.0	0.0
	(1,871.9)	(1,871.9)	(0.0)	(0.0)
Total	42,832.3	15,212.4	8,527.9	19,092.0
	(28,403.8)	(19,408.9)	(4,902.9)	(4,092.0)

Profit participation rights capital

The annual shareholders' meeting resolved on 11/24/2004 to issue a profit participation right with a nominal value of EUR 15,000 thousand to PREPS 2004-2 Limited Partnership. The profit participation right was paid in, less transaction costs of EUR 600.0 thousand, on 12/10/2004. The lower priority profit participation right has a term of seven years and a fixed and profit-related interest component.

Silent partners' interests

Amounts payable for contributions by silent partners, which were disclosed under other liabilities last year, were disclosed for the first time as a separate item under liabilities based on their nature (subordinate priority, term ten years). The prior year amounts have been adjusted in accordance with § 265 (2) HGB (German Commercial Code).

Bank loans and overdrafts

At the time of the annual financial statements the following credit lines and bank loans and overdrafts existed (excluding interest payable):

- a current account credit limit of EUR 14,400.0 thousand (EUR 0.0 thousand utilized),
- two investment loans for line 1 for EUR 2,198.6 thousand in total over a term of five years, remaining debt EUR 1,488.6 thousand,
- one investment loan for Line 2 for EUR 5,000 thousand in total over a term of five years, remaining debt EUR 3,436.8 thousand.
- an investment loan for line 3 for a total of EUR 3,750.0 thousand (EUR 3,367.3 thousand utilized) with a term of five years and
- a syndicate loan for line 4 for a total of EUR 18,000.0 thousand (EUR 5,821.3 thousand utilized) with a term of five years and,
- a syndicate loan 2 for line 4 for a total of EUR 10,000.0 thousand (EUR 0.0 thousand utilized) for pre-financing investment grants and subsidies with a term of two years.

The loans are secured by land charges on both operating facilities amounting to EUR 2,198.6 thousand, EUR 6,000.0 thousand, EUR 20,000.0 thousand and EUR 3,750.0, collateral assignment of machinery and equipment for lines 1, 2, 3 and 4, collateral assignment of receivables with the letters A-Z, and collateral assignment of raw materials and supplies, finished goods and merchandise.

The claims for payment of investment grants and subsidies (agreed maximum amount of EUR 9.3 million or EUR 6.6 million) for 2004 and 2005 have been fully assigned to the lending banks as security for the pre-financing of investments in line 4.

4. Notes to the income statement

Revenues comprise the following:

Product	Type of cell	Revenues 2004	Revenues 2003	Changes
		in EUR '000	in EUR '000	in EUR '000
Multi-crystalline	Q5 (125x125 mm)	1,656.9	7,030.0	- 5,373.1
	Q6 (150x150 mm)	56,392.2	41,460.2	14,932.0
	Q6L (156x156 mm)	53,759.1	0.0	53,759.1
	Q8 (210x210 mm)	62.3	0.0	62.3
Mono-crystalline	Q6M (150x150 mm)	9,816.7	262.1	9,554.6
	Q6ML (156x156 mm)	7,009.8	0.0	7,009.8
Total		128,697.0	48,752.3	79,944.7

The individual products and cell types were allocated to revenues from trading (EUR 1,678.1 thousand, 2003 EUR 2,775.5 thousand) and other revenues and income deductions (EUR 802.3 thousand, 2003 EUR – 503.0 thousand), the prior year amounts were adjusted accordingly to enable better comparability.

Revenues were generated in Germany (74.2 %) and abroad (25.8 %, of which EU 14.6 %, other regions 11.2 %).

Other operating income consists of the following:

Other operating income	2004 in EUR '000	2003 in EUR '000
Release of deferred investment grants	1,096.9	953.9
Release of deferred investment subsidies	787.5	0.0
Personnel expense grants	311.9	247.9
Income from exchange differences	290.8	88.0
Release of provisions and accrued liabilities	175.5	4.5
Income from prior years	173.0	27.9
Investment subsidies	0.0	1,558.5
Miscellaneous operating income	85.7	3.0
Total	2,921.3	2,883.7

Other operating income from the release of deferred investment grants and subsidies is matched by depreciation of the related fixed asset items.

The following table shows the structure of other operating expenses:

Other operating expenses	2004 in EUR '000	2003 in EUR '000
Repairs and maintenance	1,914.4	1,087.4
Warranty expense	1,592.4	575.9
Administration costs	1,196.1	505.2
Selling expenses	621.3	369.2
Freight costs	570.2	261.9
Exchange losses	275.8	49.2
Miscellaneous operating expenses	2,636.7	832.0
Total	8,806.9	3,680.8

The following table shows the breakdown of the net interest expense:

Net interest expense	2004 in EUR '000	2003 in EUR '000
Interest and similar income	152.7	183.9
Interest and similar expenses		
Long-term liabilities	570.4	234.7
Short-term liabilities	289.6	418.3
Expenses similar to interest	396.1	319.1
Total	- 1,103.4	- 788.2

5. Other disclosures

5.1. Other financial commitments

The order volume for fixed asset items as at 12/31/2004 amounted to EUR 27,326.5 thousand.

Purchase obligations to suppliers for wafers and silicon for 2005 through 2010 amount to EUR 997,735.3 thousand, of which EUR 130,735.3 thousand relates to 2005.

Leasing commitments for line 2a for 2005 through 2009 amount to EUR 6.5 million, of which EUR 1.3 million relates to 2005.

At the balance sheet date there were several leasing contracts for automobiles which were concluded for terms of 36 months.

In December 2004 an agreement was concluded for a further financing round of CSG Solar AG, Thalheim, in which Q-Cells AG committed to paying a further EUR 5.5 million as part of the capital increase in CSG Solar AG in 2005.

5.2. Contingent liabilities

There are no contingencies at the balance sheet date.

An entrepreneur has made a claim against the company amounting to EUR 1.0 million from a supposed contract for cell breakage. From the company's point of view all claims are unfounded. According to the company's knowledge, no legal steps have been taken until now.

Based on reasonable commercial judgment, adequate provision has been made for risks from further legal disputes as part of ordinary operating activities.

5.3. Personnel

Excluding the executive board, the average number of employees during the year amounted to 335 (2003: 149), of which 235 are in production and 100 in the commercial area.

5.4. Executive board

Executive board members appointed in 2004 were:

- C. Anton Milner (Chairman, CEO), Dipl. Ingenieur (Chem. Eng.) / MBA
- Reiner Lemoine (CTO), Dipl. Ingenieur (aerospace)
- Thomas Schmidt (COO), news technician (since 04/01/2004)
- Dr. Hartmut Schüning (CFO), Dipl.-Kaufmann, Dr. rer. pol. (since 10/01/2004)

The executive board members received remuneration for 2004 amounting to EUR 964.2 thousand, of which EUR 364.3 thousand is fixed, EUR 537.2 thousand is variable and EUR 62.7 thousand is for 1,336 share options granted in 2004.

5.5. Supervisory board

Supervisory board members appointed for the financial year 2004 were:

- Dr. Thomas van Aubel (chairman), attorney at law,
- Dr. Dinnies-Johannes von der Osten, (supervisory board vice chairman), general manager IBG Beteiligungsgesellschaft Sachsen-Anhalt mbH
- Marcel Brenninkmeijer, administration president and delegate of the administration board of Good Energies AG, member of the general management of Good Energies Investment B.V.

- Dr. Christian Reitberger (since March 2004), partner APAX Partners Beteiligungsberatung GmbH
- Immo Ströher, businessman and investor in the renewable energies sector

The supervisory board members received remuneration of EUR 81.0 thousand for 2004.

5.6. Proposal for appropriation of results

In accordance with the executive board and supervisory board proposal for appropriating income, the commercial code net income for the year 2004 together with the retained earnings brought forward from the previous year should be fully retained.

Thalheim, 07/06/2005

Q-Cells AG, Thalheim

The executive board of Q-Cells AG

C. Anton Milner CEO	Reiner Lemoine CTO	Thomas Schmidt COO	Dr. Hartmut Schüning CFO

Fixed asset movements schedule in accordance with HGB 01/01/2004-12/31/2004

in EUR '000	Acquisition and manufacturing costs	Net book value 01/01/2004	Additions	Disposals	Reclassifications	Accumulated depreciation and amortization	Depreciation and amortization	Disposals	Net book value 12/31/2004
I. Intangible assets									
Industrial and similar rights and assets and licenses in such rights and assets	647.5	93.3	206.2	0.0	21.4	628.1	74.0	0.0	247.0
II. Property, plant and equipment									
Land and buildings	5,844.3	5,623.7	615.0	0.0	1,814.4	438.3	217.6	0.0	7,835.4
Technical equipment and machinery	21,390.3	15,445.7	2,289.5	8.6	15,154.6	10,068.7	4,125.8	1.7	28,757.1
Other equipment, factory and office equipment	1,303.6	1,015.2	877.5	35.5	151.5	668.6	386.7	6.5	1,628.5
On-account payments and assets under construction	3,145.7	3,145.7	33,746.1	451.4	-17,141.9	0.0	0.0	0.0	19,298.5
Total	31,683.9	25,230.3	37,528.1	495.5	-21.4	11,175.6	4,730.1	8.2	57,519.5
Total of I. + II.	**32,331.4**	**25,323.6**	**37,734.2**	**495.5**	**0.0**	**11,803.7**	**4,804.1**	**8.2**	**57,766.5**
III. Financial assets									
Investments	5.5	5.5	1,027.4	2.5	0.0	0.0	0.0	0.0	1,030.4
Total of I. + II. + III.	**32,336.9**	**25,329.1**	**38,761.6**	**498.0**	**0.0**	**11,803.7**	**4,804.1**	**8.2**	**58,796.9**

FINANCIAL STATEMENT 2003 (HGB)

INCOME STATEMENT
FOR THE FINANCIAL YEAR 2003

		2003	2002
		EUR	EUR
1.	Revenues	48,752,312.97	17,292,684.54
2.	Increase in finished goods inventories and work in progress	4,792,794.78	2,109,968.73
3.	Other work performed by the company and capitalized	24,140.89	61,188.03
4.	Other operating income	2,883,745.12	2,209,886.77
5.	Cost of materials		
	a) Cost of raw materials, consumables and supplies and of purchased merchandise	37,709,590.38	13,870,237.81
	b) Cost of purchased services	249,761.44	373,393.54
6.	Personnel expenses		
	a) Wages and salaries	4,518,517.27	2,002,826.47
	b) Social security costs – of which for pensions EUR 16,499.14 (2002: EUR 1,752.00) –	867,798.39	309,633.80
7.	Amortization and depreciation on intangible assets, property, plant and equipment and on start-up and business expansion expenses capitalized	4,311,613.08	2,830,590.77
8.	Other operating expenses	3,680,814.00	1,432,249.66
9.	Income from other securities and financial asset loans	2,274.99	3,791.98
10.	Other interest and similar income	183,853.24	1,066.98
11.	Interest and similar expenses	971,968.29	783,522.42
12.	**Income/loss from ordinary activities**	**4,329,059.14**	**76,132.56**
13.	Taxes on income	75,036.01	0.00
14.	Other taxes	1,335.31	1,957.52
15.	Profits distributed under partial profit transfer agreements	172,101.77	0.00
16.	**Net income for the year**	**4,080,586.05**	**74,175.04**

BALANCE SHEET
AS OF DECEMBER 31, 2003

	12/31/2003 EUR	12/31/2002 EUR
Assets		
A. Fixed assets	**25,329,137.06**	**14,835,088.66**
I. Intangible assets	**93,340.00**	**419,064.00**
Industrial and similar rights and assets and licenses in such rights and assets	93,340.00	419,064.00
II. Property, plant and equipment	**25,230,247.06**	**14,316,024.66**
1. Land and buildings	5,623,714.42	2,289,596.27
2. Technical equipment and machinery	15,445,703.00	8,248,140.00
3. Other equipment, factory and office equipment	1,015,175.00	163,777.00
4. On-account payments and assets under construction	3,145,654.64	3,614,511.39
III. Financial assets	**5,550.00**	**100,000.00**
1. Investments	5,550.00	0.00
2. Other loans	0.00	100,000.00
B. Current assets	**21,767,727.52**	**8,663,297.61**
I. Inventories	**12,654,959.67**	**3,920,812.65**
1. Raw materials, consumables and supplies	4,347,489.93	1,440,230.80
2. Finished goods and merchandise	8,155,979.81	2,309,537.73
3. On-account payments	151,489.93	171,044.12
II. Receivables and other current assets	**7,707,838.50**	**4,718,444.19**
1. Trade accounts receivable	5,827,512.52	2,919,966.86
2. Other current assets	1,880,325.98	1,798,477.33
III. Cash-in hand and bank balances	**1,404,929.35**	**24,040.77**
C. Prepaid expenses	**107,582.37**	**32,096.58**
Total assets	**47,204,446.95**	**23,530,482.85**
Shareholders' equity and liabilities		
A. Shareholder's equity	**11,749,305.33**	**1,158,711.11**
I. Subscribed capital	89,697.00	76,357.00
II. Capital reserves	8,502,551.60	2,005,883.43
III. Retained earnings/accumulated losses	3,157,056.73	-923,529.32
B. Contributions paid in for proposed capital increase	**0.00**	**1,509,258.17**
C. Deferred investment grants for fixed assets	**5,288,237.88**	**3,095,891.06**
D. Provisions and accrued liabilities	**1,763,082.16**	**509,545.93**
1. Tax provisions	75,036.00	0.00
2. Other provisions and accrued liabilities	1,688,046.16	509,545.93
E. Liabilities	**28,403,821.58**	**17,257,076.58**
1. Bank loans and overdrafts	14,902,609.64	9,207,257.77
2. Trade accounts payable	7,537,329.10	3,851,682.13
3. Other liabilities – of which taxes EUR 58,597.23 (12/31/2002: EUR 36,443.10) – – of which social security EUR 146,122.66 (12/31/2002: EUR 79,188.60) –	5,963,882.84	4,198,136.68
Total liabilities and shareholders' equity	**47,204,446.95**	**23,530,482.85**

NOTES TO THE FINANCIAL STATEMENTS FOR THE FINANCIAL YEAR 2003

I. General explanations

The financial statements of Q-Cells AG for the year ended December 31 2003 have been prepared in accordance with the provisions of the German Commercial Code (HGB) and the Stock Corporations Act (AktG). The type of expense format was retained for presenting the income statement.

II. Accounting and valuation methods

Fixed assets

The intangible assets and property, plant and equipment recognized are measured at their acquisition or manufacturing costs, less depreciation, amortization and write-downs where appropriate.

Manufacturing costs include direct material and production costs as well as appropriate portions of necessary material and production overheads.

The investments in machinery and technical equipment are depreciated on a reducing balance basis at 20 % of their net book values; other fixed assets are depreciated on a straight-line basis.

Minor-value items with acquisition costs of up to and including EUR 410.00 are depreciated in full in their year of acquisition and disclosed as disposals in the fixed asset movements schedule.

Investment grants for fixed assets are recorded as deferred investment grants in the balance sheet. The deferred investment grants are released over the useful lives of the assets supported by grants in relation to the depreciation charged against the assets concerned.

Subsidies for capital expenditure eligible for support under the Investment Subsidy Law (Investitionszulagengesetz) are taken to income in full in the year they are applied for.

Financial assets are valued at acquisition cost.

Current assets

Raw materials, consumables and supplies are recognized at acquisition cost, under consideration of the lower of cost or market principle.

Finished goods are valued at manufacturing cost. Manufacturing cost includes direct material and production costs as well as appropriate portions of necessary material and production overheads and depreciation of fixed assets. Obsolescence risks are covered by write-offs.

Merchandise is valued at acquisition cost observing the lower of cost or market principle.

Receivables are recorded at nominal value, whereby recognizable specific risks are accounted for using appropriate allowances. General credit risk, administration fees and interest are accounted for by way of a general allowance amounting to 1 % on the unpaid trade accounts receivable balances net of value added tax at the balance sheet date.

Receivables in foreign currency are valued at the rate on the date of the transaction. Where the rate at the balance sheet date rate results in a lower valuation this is applied to the receivable.

Liquid funds are measured at their nominal value.

Prepaid expenses represent payments made before the balance sheet date for expenses related to a certain point in time beyond this date.

Provisions and accrued liabilities

Provisions and accrued liabilities are measured such that they account for recognizable commitments and risks.

Liabilities

Liabilities are disclosed at their repayment values.

Liabilities in foreign currency are valued at the lower of their transaction date rate or balance sheet date rate.

III. Notes to the balance sheet

The development of fixed assets is presented in the fixed asset movements schedule as an appendix to these notes.

Receivables and other current assets

Receivables and other current assets are all due within one year.

Other current assets mainly result from investment contracts with one investor (Euro 1,000 thousand), value added tax reimbursement claims and input tax not yet deductible (Euro 546 thousand) as well as investment grants receivable (Euro 127 thousand) from capital expenditures on items of property, plant and equipment acquired and paid in 2003.

Shareholders' equity

Subscribed capital at the balance sheet date amounts to Euro 89,697.00 and is divided into 89,697 registered shares with restricted transferability.

The executive board is empowered, on approval by the supervisory board, to increase once or several times the subscribed capital of the company by up to Euro 36,143.00 by July 31 2005 by issuing new, registered no-par value shares with restricted transferability in return for non-cash or cash contributions. The executive board is empowered, on approval by the supervisory board, to decide on exclusion of shareholders' subscription rights and to determine further details of each capital increase.

By partially using the authorized capital by resolution on November 7 2002, the executive board increased the subscribed capital by Euro 9,339.00, from Euro 76,357.00 to Euro 85,696.00, at an issue price of Euro 1.00 per share. The new shares are entitled to profits from January 1 2002. Shareholders' subscription rights were excluded. The capital increase was entered in the commercial register on January 22 2003.

By partially using the authorized capital by resolution on September 5 2003 the executive board then increased subscribed capital by Euro 1,334.00, to Euro 87,030.00 from Euro 85,696.00, at an issue price of Euro 1.00 per share. The new shares are entitled to profits from January 1 2003. Shareholders' subscription rights were excluded. The capital increase was entered in the commercial register on December 16 2003.

Finally, by partially using the authorized capital by resolution on November 5 2003 the executive board increased subscribed capital by Euro 2,667.00 to Euro 89,697.00 from Euro 87,030.00 at an issue price of Euro 1.00 per share. The new shares are entitled to profits from January 1 2003. Shareholders' subscription rights were excluded. The capital increase was entered in the commercial register on December 16 2003.

Authorized capital amounted to Euro 22,803.00 at the balance sheet date.

By resolution of the annual shareholders' meeting on December 29 2003, the executive board was empowered to generate conditional capital and to amend the articles of incorporation in order to issue up to 8,900 stock options to current and future employees and members of the executive board as part of a stock option program. No stock options had been issued up to December 31 2003.

Capital reserves

The capital reserves (including the contribution paid in during the prior year for performing the resolved capital increase) developed as follows during the reporting period (in Euro '000):

Balance at 12/31/2002	3,515
Transfers in	4,988
Balance at 12/31/2003	8,503

Retained earnings

The retained earnings comprise the following:

	12/31/2003	12/31/2002
Net income 2003	4,080,586.05	74,175.04
Accumulated deficit from prior year	-923,529.32	-997,704.24
Retained earnings	3,157,056.73	-923,529.20

Provisions and accrued liabilities

Other provisions and accrued liabilities were set up for the following obligations:

In Euro '000	12/31/2003	12/31/2002	Change
Bonuses	764	380	+384
Neglected maintenance	252	0	+252
Guarantees	214	8	+206
Miscellaneous	195	10	+185
Vacation entitlement	108	52	+56
Outstanding invoices	69	0	+69
Audit and tax advisory fees	48	24	+24
Supervisory board remuneration	38	35	+3
Total	1,688	509	+1,179

Deferred investment grants for fixed assets

In accordance with the community task project "Improvement of the regional economic structure", 24.67% (equivalent to Euro 2,781 thousand) of investments in buildings and fungible tangible assets, amounting to Euro 11,274 thousand in total, was subsidized based on the grant assessment (Assessment I) dated July 5 2000.

Based on the grant assessment (Assessment II) dated March 12 2002, 25.42% (equivalent to Euro 4,489 thousand) of investments in buildings and property, plant and equipment, amounting to Euro 17,659 thousand in total, was subsidized.

Investment grants amounting to Euro 3,146 thousand regarding the capital expenditure incurred and paid in 2003 have been deferred and are being released in installments in proportion to the depreciation charged against the fixed asset items subsidized.

Deferred investment grants:

In Euro '000	Assessment I	Assessment II	Total
Balance at 01/01/2003	1,834	1,262	3,096
Additions 2003	204	2,942	3,146
Release	458	496	954
Balance at 12/31/2003	1,580	3,708	5,288

Liabilities

The composition of liabilities according to their payment terms can be seen from the following summary (the prior year figures are in brackets):

	Total amount	Up to 1 year	1 to 5 years	More than 5 years
Bank loans and overdrafts	14,903	10,082	4,821	0
	(9,207)	(6,194)	(1,824)	(1,189)
Trade accounts payable	7,537	7,456	81	0
	(3,852)	(3,780)	(72)	(0)
Other liabilities*)	5,964	1,872	0	4,092
	(4,198)	(229)	(0)	(3,969)
Total	28,404	19,410	4,902	4,092
	(17,257)	(10,203)	(1,896)	(5,158)

*) Of which taxes: Euro 59 thousand (12/31/2002: Euro 36 thousand), and social security: Euro 146 thousand (12/31/2002: Euro 79 thousand)

There were also the following at the year end:

- a current account credit limit of Euro 5,500 thousand (Euro 3,093 thousand utilized),
- a current account credit limit of Euro 1,000 thousand (Euro 1,183 thousand utilized),
- an interim financing credit limit of Euro 1,482 thousand (Euro 433 thousand utilized) for pre-financing investment grants and subsidies for extending line I,
- an interim financing credit limit of Euro 4,000 thousand (Euro 2,308 thousand utilized) for pre-financing investment grants and subsidies for extending line II,
- two investment loans for line I for a total of Euro 2,186 thousand with a term of 5 years,
- an investment loan for line II for a total of Euro 5,000 thousand with a term of 5 years,
- an interim financing credit limit of Euro 6,250 thousand (Euro 1,300 thousand utilized) for pre-financing investment grants and subsidies for extending line III,
- an investment loan for line III for a total of Euro 3,750 thousand (Euro 0 thousand utilized) with a term of 5 years (from January 23 2004),
- a guarantee credit line of Euro 900 thousand (Euro 900 thousand utilized).

These loans are secured by way of land charges on both operating facilities amounting to Euro 2,199 thousand and Euro 6,000 thousand, by assignment of the machinery and equipment, by transfer of the claims to payment of the investment grants and subsidies as well as assignment of the receivables with the letters A to Z.

Other liabilities include silent partners' holdings amounting to Euro 4,092 thousand with terms of 10 years.

IV. Notes to the income statement

Revenues comprise the following:

	2003 In € '000	2002 In € '000
6 " cells from own production	42,110	5,345
5 " cells from own production	4,369	11,130
Trading	2,776	331
Processing contracts	579	796
Other income	207	20
Reductions of income	- 1,289	- 329
Total	48,752	17,293

Revenues are generated in Germany (75 %) and foreign countries (25 %).

Other operating income consists of the following:

	2003	2002
	In € '000	In € '000
Investment subsidies	1,558	1,638
Release of deferred investment grants	954	389
Personnel expense grants	240	105
Insurance compensation	0	16
Income from exchange differences	88	36
Exhibition subsidy	8	11
Release of provisions and accrued liabilities	5	6
Income from disposal of fixed assets	0	7
Miscellaneous income	31	2
Total	2,884	2,210

Write-downs of Euro 392 thousand were charged against intangible assets in 2003.

V. Other disclosures

Financial commitments

The order volume at December 31 2003 amounted to Euro 9 million.

There are purchase obligations to suppliers for wafers for 2004 through 2008 amounting to some Euro 163 million, of which Euro 50 million relates to 2004.

Personnel

Excluding the executive board, the average number of employees during the year amounted to 149 (2002: 63).

Executive board

Executive board members appointed in 2003 were:

- Reiner Lemoine (Dipl. Ing.) is responsible for production and technology,
- Anton Milner, B. Eng. (Chem. Eng.), MBA, is finance director.

The executive board members received remuneration amounting to Euro 418 thousand in 2003.

Supervisory board

Supervisory board members appointed for 2003 were:

- Dr. Thomas van Aubel (chairman), attorney at law,
- Immo Ströher, businessman,
- Dr. Dinnies-Johannes von der Osten, general manager,
- Marcel Brenninkmeijer, businessman

The supervisory board members received remuneration of Euro 38 thousand for 2003.

Thalheim, March 25, 2004
Q-Cells AG, Thalheim

Reiner Lemoine
Member of the executive board

Anton Milner
Member of the executive board

Fixed asset movements schedule (extended gross presentation)

	Acquisition and manufacturing costs					Depreciation and amortization				Net book values	
	1/1/2003	Additions	Disposals	Reclassifications	12/31/2003	1/1/2003	For the financial year	Disposals	12/31/2003	12/31/2003	12/31/2002
	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR
I. Intangible assets											
Industrial and similar rights and assets and licenses in such rights and assets	549,487.51	93,111.65	0.00	4,946.00	647,545.16	130,423.51	423,781.65	0.00	554,205.16	93,340.00	419,064.00
II. Property, plant and equipment											
1. Land and buildings	2,381,882.35	479,258.43	0.00	2,983,180.92	5,844,321.70	92,286.08	128,321.20	0.00	220,607.28	5,623,714.42	2,289,596.27
2. Technical equipment and machinery	10,624,365.09	1,334,016.06	0.00	9,431,873.90	21,390,255.05	2,376,225.09	3,568,326.96	0.00	5,944,552.05	15,445,703.00	8,248,140.00
3. Other equipment, factory and office equipment	261,013.36	590,754.06	0.00	451,827.21	1,303,594.63	97,236.36	191,183.27	0.00	288,419.63	1,015,175.00	163,777.00
4. On-account payments and assets under construction	3,614,511.39	12,444,393.89	41,422.61	-12,871,828.03	3,145,654.64	0.00	0.00	0.00	0.00	3,145,654.64	3,614,511.39
	16,881,772.19	14,848,422.44	41,422.61	-4,946.00	31,683,826.02	2,565,747.53	3,887,831.43	0.00	6,453,578.96	25,230,247.06	14,316,024.66
III. Financial assets											
1. Investments	0.00	5,550.00	0.00	0.00	5,550.00	0.00	0.00	0.00	0.00	5,550.00	0.00
2. Other loans	100,000.00	0.00	100,000.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	100,000.00
	100,000.00	5,550.00	100,000.00	0.00	5,550.00	0.00	0.00	0.00	0.00	5,550.00	100,000.00
	17,531,259.70	14,947,084.09	141,422.61	0.00	32,336,921.18	2,696,171.04	4,311,613.08	0.00	7,007,784.12	25,329,137.06	14,835,088.66

AUDIT OPINIONS FOR THE FINANCIAL YEARS 2004 AND 2003

The auditors, KPMG Deutsche Treuhand-Gesellschaft, Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Leipzig, Germany, have audited the above annual financial statements as of and for the years ended December 31, 2004 and December 31, 2003 and the respective management reports. The management reports are not included in the Prospectus.

On August 15, 2005 and April 5, 2004 KPMG Deutsche Treuhand-Gesellschaft, Aktiengesell-schaft, Wirtschaftsprüfungsgesellschaft, Leipzig, Germany issued the following unqualified auditor's reports in accordance with German generally accepted auditing standards on the financial statements and the management reports as of and for the years ended December 31, 2004 and December 31, 2003:

Auditor's report

We have audited the annual financial statements, together with the bookkeeping system and the management report of Q-Cells AG, Thalheim for the business year from January 1 to December 31, 2004. The maintenance of the books and records and the preparation of the annual financial statements and management report in accordance with German commercial law are the responsibility of the Company's management. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, and the management report based on our audit.

We conducted our audit of the annual financial statements in accordance with § 317 HGB ("Handelsgesetzbuch": "German Commercial Code") and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer in Deutschland (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with German principles of proper accounting and in the management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records, the annual financial statements and the management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the annual financial statements and management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion the annual financial statements give a true and fair view of the net assets, financial position and results of operations of the Company in accordance with German principles of proper accounting. On the whole, the management report provides a suitable understanding of the Company's position and suitably presents the risks of future development.

Leipzig, August 15, 2005

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Liebers	Nötzel
Wirtschaftsprüfer	Wirtschaftsprüferin

Auditor's report

We have audited the annual financial statements, together with the bookkeeping system and the management report of Q-Cells AG, Thalheim, for the business year from January 1 to December 31, 2003. The maintenance of the books and records and the preparation of the annual financial statements and management report in accordance with German commercial law are the responsibility of the Company's management. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, and the management report based on our audit.

We conducted our audit of the financial statements in accordance with § 317 HGB ("Handelsgesetzbuch": "German Commercial Code") and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer in Deutschland (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with German principles of proper accounting and in the management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records, the annual financial statements and the management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall presentation of the annual financial statements and management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion the annual financial statements give a true and fair view of the net assets, financial position and results of operations of the Company in accordance with German principles of proper accounting. On the whole, the management report provides a suitable understanding of the Company's position and suitably presents the risks of future development.

Leipzig, April 5, 2004

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Dr. Flascha	Knoll
Wirtschaftsprüfer	Wirtschaftsprüfer

FINANCIAL STATEMENT 2002 (HGB)

INCOME STATEMENT
FOR THE FINANCIAL YEAR 2002

		2002 EUR	2001 EUR
1.	Revenues	17,292,684.54	904,006.06
2.	Increase in finished goods inventories and work in progress	2,109,968.73	199,569.00
3.	Other work performed by the company and capitalized	61,188.03	1,037,474.35
4.	Other operating income	2,209,886.77	765,817.12
5.	Cost of materials		
	a) Cost of raw materials, consumables and supplies and of purchased merchandise	13,870,237.81	1,139,682.89
	b) Cost of purchased services	373,393.54	118,385.80
6.	Personnel expenses		
	a) Wages and salaries	2,002,826.47	748,536.32
	b) Social security costs	309,633.80	80,878.63
7.	Amortization and depreciation on intangible assets, property, plant and equipment and on start-up and business expansion expenses capitalised	2,830,590.77	931,901.16
8.	Other operating expenses	1,432,249.66	444,528.77
9.	Income from other securities and financial asset loans	3,791.98	0.00
10.	Other interest and similar income	1,066.98	823.90
11.	Interest and similar expenses	783,522.42	334,210.45
12.	**Income/loss from ordinary activities**	**76,132.56**	**-890,433.59**
13.	Other taxes	1,957.52	317.00
14.	**Net income (2001: net loss) for the year**	**74,175.04**	**-890,750.59**

BALANCE SHEET
AS OF DECEMBER 31, 2002

	12/31/2002 EUR	12/31/2001 EUR
Assets		
A. Start-up and business expansion expenses	**0.00**	**1,032,385.89**
B. Fixed assets	**14,835,088.66**	**9,512,919.72**
I. Intangible assets	**419,064.00**	**458,290.00**
Industrial and similar rights and assets and licenses in such rights and assets	419,064.00	458,290.00
II. Property, plant and equipment	**14,316,024.66**	**9,054,629.72**
1. Land, land rights and buildings	2,289,596.27	2,072,074.01
2. Technical equipment and machinery	8,248,140.00	6,651,210.00
3. Other equipment, factory and office equipment	163,777.00	137,642.00
4. On-account payments and assets under construction	3,614,511.39	193,703.71
III. Financial assets	**100,000.00**	**0.00**
Other loans	100,000.00	0.00
C. Current assets	**8,663,297.61**	**2,463,773.90**
I. Inventories	**3,920,812.65**	**833,411.48**
1. Raw materials, consumables and supplies	1,440,230.80	619,144.50
2. Finished goods	2,309,537.73	199,569.00
3. On-account payments	171,044.12	14,697.98
II. Receivables and other current assets	**4,718,444.19**	**1,624,153.89**
1. Trade accounts receivable	2,919,966.86	833,387.03
2. Other current assets	1,798,477.33	790,766.86
III. Cash-in hand and bank balances	**24,040.77**	**6,208.53**
D. Prepaid expenses	**32,096.58**	**32,102.35**
Total assets	**23,530,482.85**	**13,041,181.86**

Shareholders' equity and liabilities		
A. Shareholders' equity	**1,158,711.11**	**84,879.40**
I. Subscribed capital	76,357.00	75,000.00
II. Capital reserves	2,005,883.43	1,007,583.76
III. Accumulated losses brought forward	- 997,704.36	- 106,953.77
IV. Net income / net loss for the year	74,175.04	- 890,750.59
B. Contributions paid in for proposed capital increase	**1,509,258.17**	**0.00**
C. Deferred investment grants for fixed assets	**3,095,891.06**	**2,000,910.64**
D. Other provisions and accrued liabilities	**509,545.93**	**306,123.76**
E. Liabilities	**17,257,076.58**	**10,649,268.06**
1. Bank loans and overdrafts	9,207,257.77	4,585,499.24
2. Trade accounts payable	3,851,682.13	1,918,910.11
3. Other liabilities	4,198,136.68	4,144,858.71
– of which taxes EUR 36,443.10 (12/31/2001: EUR 19,097.35)–		
– of which social security EUR 79,188.60 (12/31/2001: EUR 35,426.32)–		
Total shareholders' equity and liabilities	**23,530,482.85**	**13,041,181.86**

NOTES TO THE FINANCIAL STATEMENTS FOR THE FINANCIAL YEAR 2002

I. General explanations

The financial statements of Q-Cells AG for the year ended December 31, 2002 have been prepared in accordance with the provisions of the German Commercial Code (*HGB*) and the Stock Corporations Act (*AktG*). The type of expense format was selected for presenting the income statement.

On August 18, 2005, the executive board of Q-Cells AG changed the financial statements for the year ended December 31, 2002 due to new facts relating to the disclosures required by § 285 no. 9a HGB.

II. Accounting and valuation methods

Start-up and business expansion expenses

Start-up and business expansion expenses which may not normally be capitalized have been capitalized in the years 2000 and 2001 as a special accounting concession in accordance with § 269 and § 282 HGB and were written off as at December 31, 2002.

Fixed assets

The intangible assets and property, plant and equipment recognized are measured at their acquisition costs, less depreciation and amortization where appropriate.

The investments in machinery and technical equipment are depreciated on a reducing balance basis at 20 % of their net book values; other fixed assets are depreciated on a straight-line basis.

Minor-value items with acquisition costs of up to and including EUR 410.00 are depreciated in full in their year of acquisition and disclosed as disposals in the fixed asset movements schedule.

Investment grants for fixed assets are recorded as deferred investment grants in the balance sheet. The deferred investment grants are released over the useful lives of the assets for which the grants have been given, in proportion to the depreciation charged against the assets concerned.

Investment subsidies for capital expenditure eligible for support by the Investment Subsidy Law (*Investitionszulagengesetz*) are taken to income in full in the year they are applied for.

Current assets

Raw materials, consumables and supplies are recognized at acquisition cost, under consideration of the lower of cost or market principle.

Finished goods are valued at manufacturing cost, measured at full cost. Obsolescence risks are covered by write-offs.

Receivables are recorded at nominal value, whereby recognizable specific risks are accounted for using appropriate allowances. General credit risk, administration fees and interest are accounted for by way of a general allowance amounting to 1.0 % on the unpaid trade accounts receivable balances net of value added tax at the time of preparing the balance sheet.

Receivables in foreign currency are valued at the rate on the date of the transaction. Where the balance sheet date rate results in a lower valuation, this is applied to the receivable.

Liquid funds are measured at their nominal value.

Prepaid expenses represent payments made before the balance sheet date for expenses related to a certain point in time beyond this date.

Provisions and accrued liabilities

Provisions and accrued liabilities are measured such that they account for recognizable commitments and risks.

Liabilities

Liabilities are disclosed at their repayment values.

Liabilities in foreign currency are valued at the lower of their transaction date rate or balance sheet date rate.

III. Notes to the balance sheet

Start-up and business expansion expenses/fixed assets

The development of the start-up and business expansion expenses and of fixed assets can be seen from the fixed asset movements schedule (appendix to the notes).

Receivables and other current assets

Receivables and other current assets are all due within one year.

Other current assets mainly comprise value added tax claims and value added input tax not yet deductible (EUR 393 thousand) as well as investment grants (EUR 1,285 thousand) receivable for tangible asset investments made and paid for in 2002.

Shareholders' equity

Subscribed capital at the balance sheet date amounts to EUR 76,357.00 and is divided into 76,357 registered shares with restricted transferability.

The executive board is empowered, on approval by the supervisory board, to increase once or several times the subscribed capital of the company by up to EUR 36,143.00 by July 31, 2005 by issuing new, registered no-par value shares with restricted transferability in return for non-cash or cash contributions. The executive board is empowered, on approval by the supervisory board, to decide on exclusion of shareholders' subscription rights and to determine further details of each capital increase.

By partially using the authorized capital under the resolution dated November 7, 2002, the executive board increased the subscribed capital by EUR 9,339.00 from EUR 76,357.00 to EUR 85,698.00 at an issue price of EUR 1.00 per share. The new shares are entitled to profits from January 1, 2002. Shareholders' subscription rights were excluded. The capital increase was entered in the commercial register on January 22, 2003.

Capital reserves

Capital reserves developed as follows during the reporting period:

	EUR '000
Balance at December 31, 2001	1,008
Transfer in	998
Balance at December 31, 2002	2,006

Accumulated deficit

The accumulated deficit comprises the following:

	12/31/2002	12/31/2001
	EUR	EUR
Net income for the year (12/31/2001: net loss for the year)	74,175.04	- 890,750.59
Accumulated deficit from prior year	- 997,704.24	- 106,953.77
Accumulated deficit	- 923,529.20	- 997,704.36

Provisions and accrued liabilities

Other provisions and accrued liabilities were set up for the following obligations:

	12/31/2002	12/31/2001	Change
	EUR '000	EUR '000	EUR '000
Bonuses	380	207	173
Vacation entitlement	52	30	22
Supervisory board remuneration	35	21	14
Audit and tax advisory fees	24	15	9
Outstanding invoices	0	27	- 27
Miscellaneous	19	6	12
Total	510	306	203

Deferred investment grants

In accordance with the community task project "Improvement of the regional economic structure", 24.67% (equivalent to EUR 2,781 thousand) of investments in buildings and fungible property, plant and equipment, amounting to EUR 11,274 thousand in total, was subsidized based on the grant assessment (Assessment I) dated July 5, 2000.

Based on the grant assessment (Assessment II) dated March 12, 2002, 25.42% (equivalent to EUR 4,489 thousand) of investments in buildings and property, plant and equipment, amounting to EUR 17,659 thousand in total, was subsidized.

Investment grants amounting to EUR 1,484 thousand relating to the capital expenditure incurred and paid in 2002 have been deferred, and are being released in installments in relation to the depreciation charged on the fixed assets subsidized.

Deferred investment grants:

	Assessment I	Assessment II	Total
	EUR '000	EUR '000	EUR '000
January 1, 2002	2,001	0	2,001
Additions 2002	199	1,285	1,484
Releases	-366	-23	-389
December 31, 2002	1,834	1,262	3,096

All investment grants are subject to subsequent audit.

Liabilities

The composition of liabilities according to their payment terms can be seen from the following summary (the prior year figures are in brackets):

	Total	Up to 1 year	1 to 5 years	More than 5 years
	EUR '000	EUR '000	EUR '000	EUR '000
Bank loans and overdrafts	9,207	6,194	1,824	1,189
	(4,585)	(2,387)	(1,009)	(1,189)
Trade accounts payable	3,852	3,780	72	0
	(1,919)	(1,849)	(70)	(0)
Other liabilities	4,198	229	0	3,969
	(4,145)	(55)	(0)	(4,090)
– of which taxes EUR 0 (12/31/2001: EUR 19 thousand)				
– of which social security EUR 79 thousand (12/31/2001: EUR 36 thousand)				
Total	17,257	10,203	1,896	5,158
	(10,649)	(4,291)	(1,079)	(5,279)

There were also the following at the year end:

- a current account credit limit of EUR 4,000 thousand (EUR 2,773 thousand utilized),
- an interim financing credit limit of EUR 665 thousand (EUR 447 thousand utilized) for pre-financing value added tax,
- an interim financing credit limit of EUR 2,506 thousand (EUR 675 thousand utilized) for pre-financing investment grants and subsidies for line I,
- an interim financing credit limit of EUR 1,482 thousand (EUR 972 thousand utilized) for pre-financing investment grants and subsidies for extending line I,
- an interim financing credit limit of EUR 4,000 thousand (EUR 1,141 thousand utilized) for pre-financing investment grants and subsidies for line II and,
- two investment loans for line I for a total of EUR 2,199 thousand (EUR 2,199 thousand paid out) with a term of ten years and
- an investment loan for line II for a total of EUR 4,999 thousand (EUR 1,000 thousand paid out) with a term of five years.

These loans are secured by way of land charges on both operating facilities amounting to EUR 2,199 thousand and EUR 6,000 thousand, by assignment of the machinery and equipment, by transfer of the claims to payment of the investment grants and subsidies as well as assignment of the receivables with the letters A to Z.

Other liabilities include silent partners' interests amounting to EUR 3,969 thousand (of which EUR 231 thousand relates to members of the executive board) with terms of ten years.

IV. Notes to the income statement

Revenues comprise the following:

	2002	2001
	EUR '000	EUR '000
5 " cells from own production	11,130	588
6 " cells from own production	5,345	
Processing contracts	796	78
Trading	331	238
Other income	20	0
Reductions of income	-329	0
Total	17,293	904

Revenues are generated in Germany (50%) and foreign countries (50%).

Other operating income consists of the following:

	2002	2001
	EUR '000	EUR '000
Personnel expense grants	105	21
Investment subsidies	1,638	539
Release of provisions and accrued liabilities	6	35
Release of deferred investment grants	389	168
Exhibition subsidy	11	0
Income from exchange differences	36	0
Income from disposal of fixed assets	7	0
Insurance compensation	16	0
Miscellaneous income	2	2
Total	2,210	766

V. Other disclosures

Financial commitments

The order volume at December 31, 2002 amounted to EUR 11,291 thousand.

There are purchase obligations to suppliers for wafers for the years 2003 to 2008 amounting to at least EUR 124.0 million, of which EUR 18.0 million relates to 2003.

Personnel

Excluding the executive board, the average number of employees during the year amounted to 63 (2001: 17).

Executive board

Executive board members appointed in 2002 were:

- Reiner Lemoine (Dipl. Ing.), responsible for production and technology,
- Anton Milner, B. Eng. (Chem. Eng.), MBA, finance director.

The executive board members received remuneration amounting to EUR 479 thousand in 2002, of which EUR 123 thousand was variable remuneration for 2001, resolved in 2002.

Loans amounting to EUR 100 thousand at an interest rate of 7.0 % and advance payments of bonuses amounting to EUR 66 thousand were granted.

Supervisory board

Supervisory board members appointed for the financial year 2002 were:

- Dr. Thomas van Aubel (Chairman), attorney at law,
- Immo Ströher, businessman,
- Dr. Dinnies-Johannes von der Osten, general manager,
- Marcel Brenninkmeijer, businessman (from December 20, 2002).

The supervisory board members received remuneration of EUR 26 thousand for 2002.

Thalheim, May 19, 2003/August 18, 2005

Q-Cells Aktiengesellschaft, Thalheim

C. Anton Milner CEO	Reiner Lemoine CTO	Thomas Schmidt COO	Dr. Hartmut Schüning CFO

Fixed asset movements schedule
(extended gross presentation in Euro)

	Acquisition and manufacturing costs					Depreciation and amortization				Net book value	
	1/1/2002	Additions	Reclassifications	Disposals	12/31/2002	1/1/2002	For the financial year	Disposals	12/31/2002	12/31/2002	12/31/2001
	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR
I. Start-up and business expansion expenses	1,081,649.95	0.00	0.00	0.00	1,081,649.95	49,264.06	1,032,385.89	0.00	1,081,649.95	0.00	1,032,385.89
II. Intangible assets											
Industrial and similar rights and assets and licenses in such rights and assets	529,499.87	16,989.80	2,997.84	0.00	549,487.51	71,209.87	59,213.64	0.00	130,423.51	419,064.00	458,290.00
III. Property, plant and equipment											
1. Land, land rights and buildings	2,098,086.64	283,795.71	0.00	0.00	2,381,882.35	26,012.63	66,273.45	0.00	92,286.08	2,289,596.27	2,072,074.01
2. Technical equipment and machinery	7,407,705.98	839,845.16	2,376,813.95	0.00	10,624,365.09	756,495.98	1,619,729.11	0.00	2,376,225.09	8,248,140.00	6,651,210.00
3. Other equipment, factory and office equipment	184,429.88	85,559.53	762.04	9,738.09	261,013.36	46,787.88	52,988.68	2,540.20	97,236.36	163,777.00	137,642.00
4. On-account payments and assets under construction	193,703.71	5,801,381.51	-2,380,573.83	0.00	3,614,511.39	0.00	0.00	0.00	0.00	3,614,511.39	193,703.71
	9,883,926.21	7,010,581.91	-2,997.84	9,738.09	16,881,772.19	829,296.49	1,738,991.24	2,540.20	2,565,747.53	14,316,024.66	9,054,629.72
IV. Financial assets											
Other loans	0.00	100,000.00	0.00	0.00	100,000.00	0.00	0.00	0.00	0.00	100,000.00	0.00
	11,495,076.03	7,127,571.71	0.00	9,738.09	18,612,909.65	949,770.42	2,830,590.77	2,540.20	3,777,820.99	14,835,088.66	10,545,305.61

AUDIT OPINION
FOR THE FINANCIAL YEAR 2002

The auditors, KPMG Deutsche Treuhand-Gesellschaft, Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Leipzig, Germany, have audited the above annual financial statements as of and for the year ended December 31, 2002 and the management report. The management report is not included in the Prospectus.

On June 2, 2003/August 22, 2005 KPMG Deutsche Treuhand-Gesellschaft, Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Leipzig, Germany issued the following unqualified auditor's report in accordance with German generally accepted auditing standards on the financial statements and the management report as of and for the year ended December 31, 2002:

Auditor's report

To Q-Cells AG, Thalheim:

We have audited the annual financial statements, together with the bookkeeping system and the management report of Q-Cells AG, Thalheim for the business year from January 1 to December 31, 2002. The maintenance of the accounting records and the preparation of the annual financial statements and management report in accordance with German commercial law and the supplementary provisions in the articles of incorporation are the responsibility of the Company's management. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, and the management report based on our audit.

We conducted our audit of the annual financial statements in accordance with § 317 HGB ("Handelsgesetzbuch": "German Commercial Code") and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer in Deutschland (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with German principles of proper accounting and in the management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records, the annual financial statements and the management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall presentation of the annual financial statements and management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion the annual financial statements give a true and fair view of the net assets, financial position and results of operations of the Company in accordance with German

principles of proper accounting. On the whole, the management report provides a suitable understanding of the Company's position and suitably presents the risks of future development.

We issue this report based on our annual audit which we completed on June 2, 2003 and our additional audit procedures related to the change in the total remunerations of the executive board members disclosures. Please see the company's reasons for the revisions which are given in the revised notes to the annual financial statements. Our additional audit procedures have not led to any reservations.

Leipzig, June 2, 2003/August 22, 2005

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Dr. Flascha	Liebers
Wirtschaftsprüfer	Wirtschaftsprüfer

STATEMENT OF CHANGES IN EQUITY FOR THE FINANCIAL YEAR 2002

	Subscribed capital	Capital reserves	Accumulated deficit brought forward	Net income	Total
	EUR '000	EUR '000	EUR '000	EUR '000	EUR '000
Balance January 1, 2002	**75.0**	**1,007.6**	**-997.7**		**84.9**
Changes in shareholders' equity due to capital increases	1.4	998.3			999.7
Net income				74.2	74.2
Balance December 31, 2002	**76.4**	**2,005.9**	**-997.7**	**74.2**	**1,158.8**

CASH FLOW STATEMENT FOR THE FINANCIAL YEAR 2002

	2002 EUR '000
Net income	74.2
Depreciation, amortization and impairment losses	2,830.6
Amortization of deferred investment grants and subsidies	- 2,027.1
Change in provisions	203.5
Changes in inventories, receivables and other assets	- 5,406.7
Change in other liabilities	2,392.7
Interest paid	- 285.5
Cash used in operating activities	**- 2,218.3**
Proceeds from disposal of property, plant and equipment	7.4
Capital expenditures on property, plant and equipment	- 7,010.6
Capital expenditures on intangible assets	- 17.0
Acquisitions of equity investments/other loans receivable	- 100.0
Proceeds from investment grants and subsidies	2,346.9
Cash used in investing activities	**- 4,773.3**
Proceeds from contributions to shareholders' equity	1.4
Contributions paid in for proposed capital increase	1,509.3
Proceeds from silent partners' interests issued	877.0
Proceeds from loans obtained	1,000.0
Change in current account overdrafts and interim financing	3,621.7
Cash provided by financing activities	**7,009.4**
Change in liquid funds	17.8
Balance of liquid funds at beginning of period	6.2
Balance of liquid funds at end of period	**24.0**

CERTIFICATE

To Q-Cells AG, Thalheim:

We have audited the statement of shareholder's equity and the cash flow statement for the business year from January 1, 2002 to December 31, 2002, both without comparative prior year figures, derived by the Company from the financial statements and the underlying bookkeeping system. The statement of shareholder's equity and the cash flow statement supplement the annual financial statements of the Company for the business year from January 1, 2002 to December 31, 2002 prepared on the basis of the German generally accepted accounting principles.

The derivation of the statement of shareholder's equity and the cash flow statement for the business year from January 1, 2002 to December 31, 2002, both without comparative prior year figures, is the responsibility of the Company's management.

Our responsibility is to express an opinion based on our audit, whether the statement of shareholder's equity and the cash flow statement for the business year from January 1, 2002 to December 31, 2002 has been duly derived from the annual financial statements for the business year from January 1, 2002 to December 31, 2002 and the underlying bookkeeping system. The audit of the underlying annual financial statements and the underlying bookkeeping system are not subject of this engagement.

We planned and performed our audit correspondingly to the German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer in Deutschland (IDW) such that material misstatements in the derivation of the statement of shareholder's equity and the cash flow statement from the underlying financial statements and the underlying bookkeeping system are detected with reasonable assurance.

In our opinion the statement of shareholder's equity and the cash flow statement for the business year from January 1, 2002 to December 31, 2002 has been duly derived from the financial statements for the business year from January 1, 2002 to December 31, 2002 and the underlying bookkeeping system in accordance with German generally accepted accounting principles.

Leipzig, August 22, 2005
KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Liebers	Nötzel
Wirtschaftsprüfer	Wirtschaftsprüferin

RECENT DEVELOPMENT AND OUTLOOK

Since the end of the financial year 2004, the Company has increased its production capacity significantly through start-up of production lines IVA and IVB. Production for the first half of 2005 amounted to 66.6 MWp. The annual nominal capacity increased from 170 MWp (as of December 31, 2004) to 200 MWp (as of June 30, 2005). The goal of the Company is to reach a nominal capacity of 290 MWp by the end of 2005. The final installation stage of line IV (line IVC with an annual nominal capacity of 60 MWp) is scheduled to be completed by the end of the first quarter of 2006; full capacity of line IVC is to be achieved following the ramp-up by the end of the first half of 2006.

Corresponding to the production increase, revenues also increased in the first half of 2005. In the first half of 2005, the Company generated revenues of € 116.7 million (first half 2004: € 47.6 million). Thus, within the first six months of 2005, the Company generated approximately 90% of revenues for the entire year of 2004. The change in finished goods inventories totaled in the first half of 2005 € 2.1 million (first half 2004: -€ 1.8 million).

Operating income increased by 212% in the first half of 2005 to € 23.5 million from € 7.5 million. The main reason for this was the increase in production output from 26.1 MWp by 155% to 66.6 MWp in the same period. Despite higher wafer prices, the realization of economies of scale in connection with the growth of production as well as cost reductions, process optimizations, production improvements and the increase of sales prices led to the increase of operating income as percentage of the sum of revenues and changes in finished goods inventories from 16.4% in the first half of 2004 to 19.8% in the first half of 2005.

Based on the continuing excess demand, silicon and wafer prices increased further in mid-2005. The Company assumes that purchase prices will continue to increase towards the end of 2005 and during 2006, and that an easing in the silicon and wafer purchasing market could probably occur at the earliest during 2007. As soon as such an easing takes place, the Company plans significant capacity expansions.

Due to the market situation (particularly rising costs for silicon and wafers) the Company increased its sales prices in early and mid-2005. The Company estimates that sales prices for photovoltaic cells will also continue to increase in the short-term. The Company expects a continued strong demand and increasing cell sales prices in the second half of 2005 and during 2006, before a slight market easing and related price decreases occur at the earliest during 2007.

The Company expects that it will be able to achieve significant cost reductions through product and process improvements. It estimates that it will be in a position to compensate for price reductions on the sales side in this way over the medium-term – as in the past – passing on parts of margin increases, if any, in the form of price reductions to ensure long-term customer demand. However, the Company expects that its gross margin (sum of revenues and changes in finished goods inventories less cost of materials) per Wp will decline slightly over the long-term, because it expects that it will not be possible to permanently compensate for price cuts on the sales side over the medium- and long-term through lowering cost of materials or increasing cell performance. However, the Company expects that the planned expansion of production and cost savings relating to other operating expenses (other than cost of materials) will result in significant compensatory effects.

The Company is of the opinion that its supply with silicon and wafers, due to its supply agreements and partner-like relationships to its suppliers as well as additional procurement activities, is a good basis for achieving its short- and medium-term growth targets. The Company strives to achieve above-market growth of production and revenues.

The minority holdings of the Company, EverQ and CSG Solar, seek to launch production on the basis of the string-ribbon technology and the CSG technology (respectively) in the first half 2006. In the event of a successful launch of production, the Company plans a rapid and significant expansion of the production capacities of these companies and corresponding investments together with the other shareholders of EverQ and CSG Solar. Having acquired a shelf company in August 2005 and due to the planned bundling of activities in the area of thin-film technologies in this subsidiary, the Company is expected to be required to prepare consolidated annual financial statements according to IFRS for the first time. In such consolidated financial statements the minority holdings CSG Solar and EverQ will be reported applying the so called equity-method. As a result, the start-up losses incurred by CSG Solar and EverQ will be charged to the net finance costs (*Finanzergebnis*) and thus, to the consolidated results of the Company in proportion to the respective equity interest of the Company.

As of the date of this prospectus, no material adverse changes in the financial condition of the Company have occurred since June 30, 2005.

[THIS PAGE INTENTIONALLY LEFT BLANK]



Q.CELLS WE GROW WITH

SECOND QUARTER 2005 REPORT

PHOTOVOLTAIC MARKET CONTINUES TO GROW RAPIDLY

REVENUES UP BY 145% AGAINST THE FIRST SIX MONTHS OF THE PRIOR YEAR

SUCCESSFUL START OF PRODUCTION LINE IV

CONSTRUCTION BEGUN ON NEW PRODUCTION FACILITY OF EVERQ GMBH

CONSTRUCTION OF A NEW FACTORY OF CSG SOLAR AG PROCEEDING ACCORDING TO SCHEDULE

WE GROW WITH LIGHT. Q.CELLS

Dear Partners and Friends,

In the first half of 2005, Q-Cells AG continued its high rate of growth in both revenues and profit: Revenues rose by 145% against the first six months of the prior year to € 116.7 million (€ 47.6 million). This means that we have already achieved 91% of the entire revenues of the prior year of € 128.7 million. Net income rose even faster than revenues, with after-tax results up 219% to € 15.3 million (€ 4.8 million). Operative cash flow rose significantly in the first half of 2005, from € –4.2 million (first half of 2004) to € 15.1 million.

Production ran at full capacity to meet continued strong customer demand. Overall production in the first six months totaled 66.6 MWp (26.1 MWp), an increase of 155%.

We also invested in further expanding our production capacities in the first half of 2005. In April 2005, after only seven months of construction time, production of the first solar cells began on schedule on our new production line IV, where the nominal capacity after complete expansion will be 180 MWp. The total investment here was just under € 50 million.

LETTER TO SHAREHOLDERS AND BUSINESS PARTNERS OF Q-CELLS AG

We are creating jobs with our rapid expansion of production. The number of employees increased against the end of 2004 by 42% to 689 as of June 30, 2005. In particular, we increased the size of our research and development team, broadened our management base and built up the new area of Business Development. Before the end of the year, the Q-Cells Academy will begin operations. This organizational unit offers specific continuing education and personnel development programs and is open to all employees.

In addition to our strategic goal of "Rapid Growth", we have also consistently pursued our second goal of "Cost-Cutting". Our internal "Diet Program", for example, continued its success: we are now able to use silicon-saving cell thicknesses of 220 to 240 microns instead of 270 to 280 microns in mass production.

The market launch of our new product, the Q8 cell, began as scheduled in the second quarter of 2005.

At the same time, we have pushed forward the expansion and development of additional new technologies. We are participating in two production processes that could offer significant cost advantages in the future. As a supplement to Q-Cells' own base technology, we consider the so-called string ribbon technology and the crystalline silicon on glass thin-film technology to be the most promising production processes of the future.

The string-ribbon technology based production process uses significantly less silicon than conventional technology. For this reason, at the beginning of 2005, Q-Cells AG launched a joint venture with the U.S. company Evergreen Solar, Inc. Q-Cells AG has an initial participation of 24.9% in the new company, EverQ GmbH, Thalheim, and

under certain conditions has an option on an additional 25.1%. A factory is planned in Thalheim, which, at a total investment of € 61 million, will have a production capacity of 30 MWp. Groundbreaking for the construction of the factory began on July 12, 2005, and production is expected to begin in the first half of 2006.

Since 2004, Q-Cells has been engaged in an additional silicon-saving production process. The CSG thin-film process was developed by the Australian company Pacific Solar Pty Ltd. CSG thin-film photovoltaic technology combines the advantages of proven silicon technology with the advantages of thin film. In this process, less than 1% of the silicon of conventional cells is used per Wp. Due to this Q-Cells holds a 22.32% participation in CSG Solar AG, Thalheim. Last year, this company took over the exclusive license for CSG technology and is currently commercializing this technology on the basis of the positive development results to date. Two production lines with a total capacity of 25 MWp are planned for the first factory. Construction on the first production line (12 MWp capacity) in Thalheim began in January 2005, with a total investment of € 35 million. Delivery is scheduled for the first products in the first half of 2006.

In the first half, we not only continued the solid performance of 2004, but we also secured prospects for the current year. We entered into long-term delivery agreements on both the purchasing and the customer side. These agreements could make a significant contribution to laying the groundwork for our additional growth goals.

In June 2005, we successfully completed ISO certification and certification under DIN EN ISO 9001:2000.

Ms. Frauke Vogler was elected and appointed as the sixth member of the executive board at the annual shareholders' meeting on August 16, 2005. In addition, with the installation of Dr. Gertrud Höhler and Dr. Norbert Walter, we now have an advisory board to advise us on strategic questions, especially in the areas of internationalization and communications.

Q-Cells AG won the 2005 Deutscher Gründerpreis (German Founder Award) as the best company in the category Newcomer. This award goes to a company that is growing strongly and has created secure jobs.

Q-Cells AG intends to expand its position on the global market. A branch will be opened in Hong Kong this year, in addition to the existing office in China, because we think the Asian market has promise for the future.

Overall, 2005 in all probability will be the best year in the history of Q-Cells AG for revenues, net income and cash flow. We have already sold our entire planned production volume for 2005, ensuring that production will be at capacity in the current year.

Q-Cells is positioned in the value-added chain of the solar industry as a manufacturer of solar cells, the core of photovoltaics. We have set ourselves an ambitious goal: we want to develop solar power technologically and economically as quickly as possible to such an extent that it is an important source of energy in the future throughout the world. And we will continue to work consistently towards achieving this goal.

Sincerely,

ANTON MILNER
CEO

REINER LEMOINE
CTO

THOMAS SCHMIDT
COO

DR. RER. POL. HARTMUT SCHÜNING
CFO

IFRS BALANCE SHEET
as at June 30, 2005

Assets	Note	06/30/2005 € '000	12/31/2004 € '000
A. NON-CURRENT ASSETS			
I. Intangible assets	2.2, 3.1	739.1	608.7
II. Property, plant and equipment	2.3, 3.2	91,407.0	66,424.8
III. Non-current financial assets	2.4, 3.3	9,484.1	1,030.4
		101,630.2	**68,063.9**
B. CURRENT ASSETS			
I. Inventories	2.5, 3.4	30,302.2	14,698.9
II. Trade accounts receivable	2.6, 3.5	28,131.0	17,371.0
III. Other receivables and assets	2.6, 3.6	15,384.4	10,837.0
IV. Cash and cash equivalents	2.7, 3.7	920.4	2,527.2
		74,738.0	**45,434.1**
TOTAL ASSETS		**176,368.2**	**113,498.0**

LIABILITIES AND SHAREHOLDERS' EQUITY	Note	06/30/2005 € '000	12/31/2004 € '000
A. SHAREHOLDERS' EQUITY	2.8, 3.8		
I. Subscribed capital		10,085.7	10,085.7
II. Capital reserves		12,615.5	12,412.9
III. Retained earnings		27,978.0	12,636.6
		50,679.2	**35,135.2**
B. INVESTMENT GRANTS AND SUBSIDIES	2.9, 3.9	**28,674.2**	**20,074.8**
C. NON-CURRENT LIABILITIES			
I. Profit participation rights capital	2.10, 3.10	14,450.0	14,407.1
II. Silent partners' interests	2.13, 3.11	4,092.0	4,092.0
III. Non-currrent financial liabilities	2.13, 3.12	13,050.4	7,875.1
IV. Other non-current liabilities	2.13, 3.13	4,213.7	4,775.9
V. Deferred taxes	2.11, 3.14	804.4	810.3
		36,610.5	**31,960.4**
D. CURRENT LIABILITIES			
I. Current financial liabilities	2.13, 3.15	13,250.1	6,094.0
II. Trade accounts payable	2.13, 3.16	25,721.2	8,648.9
III. Taxes payable	2.13, 3.17	11,264.2	5,768.1
IV. Other provisions	2.12, 3.18	5,075.7	3,790.9
V. Other current liabilities	2.13, 3.19	5,093.1	2,025.7
		60,404.3	**26,327.6**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**176,368.2**	**113,498.0**

IFRS INCOME STATEMENT
for the Period January 1 through June 30, 2005

	Note	1st. half 2005 € '000	1st. half 2004 € '000
1. Revenues	4.1	116,749.2	47,616.9
2. Changes in finished goods inventories		2,056.9	-1,764.4
3. Other work performed by the company and capitalized		486.9	100.6
4. Other operating income	4.2	2,869.4	1,525.7
5. Cost of materials	4.3		
a) Cost of raw materials, consumables and supplies and of purchased merchandise		75,999.3	30,413.0
b) Cost of purchased services		837.2	90.8
6. Personnel expenses	4.4		
a) Wages and salaries		9,141.8	3,507.8
b) Social security costs and pension and benefits expenses		1,591.4	665.3
c) Stock option expense		202.6	142.7
7. Amortization and depreciation	4.5	4,488.4	2,002.1
8. Other operating expenses	4.6	6,364.7	3,118.2
9. Other taxes		4.2	1.8
10. Operating income		**23,532.8**	**7,537.1**
11. Interest and similar income	4.7	6.9	74.1
12. Interest and similar expenses	4.7	1,308.4	546.0
13. Profits transferred under partial profit transfer agreements	4.7	86.1	86.1
14. Income before taxes		**22,145.2**	**6,979.1**
15. Income taxes	4.8	6,803.8	2,222.7
16. Net income for the period		**15,341.4**	**4,756.4**

	Note	1st. half 2005 € '000	1st. half 2004 € '000
Earnings per share			
Basic earnings per share in € per share	4.9	1.52	0.53
Diluted earnings per share in € per share	4.9	1.52	0.53

IFRS STATEMENT OF CASH FLOWS
for the Period January 1 through June 30, 2005

	Note	1st. half 2005 € '000	1st. half 2004 € '000
Net income for the period		15,341.4	4,756.4
Income taxes		6,803.8	2,222.7
Depreciation and amortization		4,488.4	2,002.1
Other non-cash income and expenses		202.6	142.5
Amortization of deferred investment grants and subsidies		−1,816.3	−996.4
Change in provisions		1,284.9	123.6
Loss on disposal of non-current assets		357.4	6.9
Change in inventories, receivables and other assets		−28,975.5	−13,997.6
Change in other liabilities		18,271.6	1,517.0
Interest and similar income		−6.9	−74.0
Interest and similar expenses		1,308.4	546.0
Liquid funds generated (in 2004 used) by operating activities	5.	**17,259.8**	**−3,750.8**
Interest paid		−1,115.5	−490.0
Interest received		67.3	0.0
Income taxes paid		−1,103.4	0.0
Cash provided (in 2004 used) by operating activities	5.	**15,108.2**	**−4,240.8**
Capital expenditures on intangible assets		−315.6	−137.5
Capital expenditures on property, plant and equipment		−28,097.3	−14,416.5
Acquisitions of equity investments		−8,453.8	−1,000.0
Proceeds from disposal of property, plant and equipment		379.0	0.0
Proceeds from investment grants and subsidies		5,492.2	1,917.1
Cash used in investing activities	5.	**−30,995.5**	**−13,636.9**
Proceeds from contributions to shareholders' equity		2,609.2	10,507.5
Proceeds from loans obtained		12,700.0	5,151.5
Repayments of loans		−1,358.9	−759.1
Repayments for Finance lease		−660.0	0.0
Change in current account overdrafts and interim financing		990.2	1,605.8
Cash provided by financing activities	5.	**14,280.5**	**16,505.7**
Change in liquid funds		−1,606.8	−1,372.0
Balance of liquid funds at beginning of period		2,527.2	1,404.9
Balance of liquid funds at end of period	5.	**920.4**	**32.9**

IFRS STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
for the Period January 1 through June 30, 2005

	Subscribed capital € '000	Capital reserves € '000	Revenue reserves € '000	Retained earnings € '000	Total € '000
01/01/2004	**89.7**	**8,502.6**	**0.0**	**1,739.3**	**10,331.6**
Capital increases	19.9	12,096.8			12,116.7
Stock option program		142.6			142.6
Net income for the period				4,756.6	4,756.6
06/30/2004	**109.6**	**20,742.0**	**0.0**	**6,495.9**	**27,347.5**
Transfer to revenue reserves			1,484.5	−1,484.5	0.0
Capital increase from reserves	9,976.1	−8,491.6	−1,484.5		0.0
Costs of raising equity (after tax)		−40.1			−40.1
Stock option program		202.6			202.6
Net income for the period				7,625.2	7,625.2
12/31/2004	**10,085.7**	**12,412.9**	**0.0**	**12,636.6**	**35,135.2**
Stock option program		202.6			202.6
Net income for the period				15,341.4	15,341.4
06/30/2005	**10,085.7**	**12,615.5**	**0.0**	**27,978.0**	**50,679.2**

NOTES TO THE IFRS INTERIM FINANCIAL STATEMENTS
for the Period January 1 through June 30, 2005

1. GENERAL INFORMATION

1.1 Introduction

Q-Cells AG operates in the sunrise market of photovoltaics and specializes in the development, production and marketing of high-quality solar cells. The company was founded in 1999 and today is one of the largest and fastest growing companies in the industry world-wide.

The company has 689 employees at June 30, 2005.

Q-Cells AG is registered in the commercial register of the local court in Stendal under the number HRB 16621.

The registered office of the company is at 06766 Thalheim, Germany, Guardianstraße 16.

1.2 Significant events during the period

- Revenues rose by 145.2% in the first half of 2005 compared with the first six months of 2004.
- Operating income improved compared with the first half of 2004, increasing from € 7.5 million to € 23.5 million (+212.2%), and net income for the period rose from € 4.8 million to € 15.3 million (+222.5%).
- Construction of the next factory (line 4), one of the world's largest solar cell factories with a nominal capacity of some 180.0 MWp, continued as planned. The first part of the line is already on stream.
- Q-Cells AG increased its investment in CSG Solar AG to 22.3%. Construction of a factory with the first production line is progressing as planned.
- EverQ GmbH, a joint venture with Evergreen Inc., a company listed on the Nasdaq, was founded. Q-Cells AG has the right to increase its investment to 50%. As planned, EverQ commenced business (construction of a factory) in the second quarter of 2005.
- Q-Cells AG has won the 2005 German Founder prize as best company in the "climber" category. The "climber" category recognizes a strongly expanding company which has created long-term jobs.
- Completion of the new administrative building.

2. ACCOUNTING POLICIES

2.1 Bases of financial reporting

These interim financial statements and the comparative information contained therein were prepared without limitation in accordance with all International Financial Reporting Standards (IFRS/IAS) and the interpretations of the International Accounting Standards Board (IASB) effective at the balance sheet date. Additionally, the requirements for complete interim financial statements set out in IAS 34 were met.

National financial reporting regulations do not require Q-Cells AG to prepare consolidated financial statements. These IFRS interim financial statements are separate financial statements of Q-Cells AG.

On August 11, 2005, the executive board of Q-Cells AG authorized the voluntarily-prepared IFRS financial statements for the year ended December 31, 2004 for issue to the supervisory board and the shareholders.

The financial year is the calendar year. Under IFRS, the balance sheet is classified into current and non-current assets and liabilities. The income statement was prepared using the nature of expense format.

The reporting currency is the euro. All amounts are given in thousands of euro (€ thousand), unless stated otherwise. Amounts are rounded to the nearest thousand. This can lead to rounding differences.

The IFRS interim financial statements were prepared using the accounting policies set out below and which were also used in the IFRS financial statements of Q-Cells AG for the year ended December 31, 2004.

The preparation of financial statements normally requires judgement to be exercised and estimates to be made. Estimates are based on historical experience and other information about the transactions to be accounted for. Actual future outcomes of individual matters accounted for based on estimates and assumptions may deviate. Estimates and the assumptions they are based on are therefore regularly reviewed and assessed with respect to possible effects on the financial statements.

2.2 Intangible assets

Purchased intangible assets are valued at purchase price plus incidental acquisition cost. They are amortized straight-line over an estimated useful life of five years, which corresponds to the pattern in which the assets' economic benefits are consumed.

Internally generated intangible assets are capitalized at their development cost once future economic benefits are expected to flow to the company, technological feasibility has been demonstrated and costs can be measured reliably. They are amortized straight-line over their estimated useful life (five years). Research and development projects in progress are reviewed for capital sable development costs using constant project and milestone analyses. If the conditions for capitalizing costs are not met, they are expensed in the year incurred.

Intangible assets are tested for impairment when conditions or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized in income when the carrying value of an asset exceeds its recoverable amount.

2.3 Property, plant and equipment

Property, plant and equipment is recognized at cost net of accumulated depreciation. Borrowing costs are not capitalized.

Property, plant and equipment is depreciated straight line over its economic useful life.

The depreciation period for the following assets is:

Depreciation period of property, plant and equipment

Buildings	19 to 33 years
Technical equipment and machinery	5 to 6,67 years
Other equipment, factory and office equipment	3 to 14 years

Property, plant and equipment is tested for impairment when conditions or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized in income when the carrying value of an asset exceeds its recoverable amount.

Property, plant and equipment under finance leases

Q-Cells AG entered into a lease agreement for a production line during 2004. The lease agreement has a lease term of 60 months without any renewal or purchase options.

The leased asset was capitalized from commencement of the lease at the present value of the minimum lease payments and a liability was recognized at the same amount. The leased asset is being depreciated straight-line over the lease term. Lease payments are split into their interest and principal components. The interest component is determined by applying a constant interest rate to the remaining principal balance of the liability.

2.4 Non-current financial assets

Non-current financial assets consist of investments in

- CSG Solar AG, Thalheim
- EverQ GmbH, Thalheim
- CPI ChemiePark-Institut GmbH, Bitterfeld

These investments are valued at cost. The fair value at the balance sheet date did not change that valuation.

2.5 Inventories

Inventories consist of raw materials, consumables and supplies as well as finished goods and purchased merchandise and on-account payments made.

Raw materials, consumables and supplies are valued at acquisition cost.

Finished goods are stated at production cost, purchased merchandise at acquisition cost and on-account payments made at nominal value.

Production cost includes direct material and production costs as well as appropriate allocations of material and production overheads and production-related depreciation and amortization of non-current assets. Administrative costs are included to the extent they can be attributed to production.

Where inventories are impaired in value, write-downs are made to reduce the carrying value to the lower net realizable value.

2.6 Trade accounts receivable and other receivables and assets

Receivables and other assets are valued at nominal value.

Timely and effective financial controls in combination with a customer assessment system reduce the probability of credit losses on receivables.

Receivables denominated in foreign currencies are translated at the average exchange rate in effect on the transaction date and subsequently translated at the period-end exchange rate.

2.7 Cash and cash equivalents

Cash and cash equivalents are included at nominal value at the balance sheet date, foreign currencies are translated at the average exchange rate on the balance sheet date.

2.8 Stock option program

The stock option program enables certain employees to acquire shares in the company. The annual shareholders' meeting on December 29, 2003 resolved to issue the subscription rights under an employee stock option program (resolution on the issue of up to 8,900 subscription rights). 6,335 employee options were outstanding on June 30, 2005. The options were recognized at fair value in accordance with IFRS 2 and charged to personnel expense with a corresponding increase in shareholders' equity (capital reserves). See note 3.8 for further details.

2.9 Investment grants and subsidies

Investment grants and subsidies are deferred as liabilities and amortized to income over the useful life of the related assets. Investment grants and subsidies are recognized when the company receives the funds or when there is reasonable assurance that it is probable that the funds will be received.

2.10 Profit participation rights capital

Profit participation rights capital was recognized at acquisition cost, which corresponds to the fair value of the consideration received. Transaction costs are also included. Subsequent to acquisition, profit participation rights capital is valued at amortized cost using the effective interest method.

2.11 Deferred taxes

Deferred taxes are calculated using the liability method, which is common practice internationally. Deferred tax assets are offset if there is a right to set off current income tax assets against current income tax liabilities and if the deferred tax assets and liabilities relate to income taxes levied by the same tax authorities on Q-Cells AG. Deferred taxes are calculated using a tax rate of 33.07%.

2.12 Other provisions

Other provisions are measured based on the best estimate to determine the amount of all obligations of uncertain timing or amount that arise from past transactions or events.

Provisions are valued such that they sufficiently reflect recognizable commitments and risks.

2.13 Other liabilities

Other non-current liabilities are stated at amortized cost or at present value (finance lease liabilities) and current liabilities are valued at nominal value. Liabilities denominated in foreign currencies are translated at the average exchange rate on the balance sheet date. Currency translation differences are recognized in income.

Finance lease obligations are split between current and non-current liabilities based on when amounts are due.

2.14 Recognition of income and expenses

Revenues and other operating income are recognized upon delivery of goods or performance of services, i.e. when risks and rewards are transferred to the customer.

Operating expenses are recognized in the income statement when goods or services are received or when they are incurred.

Interest income is recognized on a straight-line basis and, depending on the contractual obligation, some interest expenses incurred are recognized using the effective interest method and some on a straight-line basis.

Warranty provisions are set up when the corresponding revenues are recognized.

3. NOTES TO INDIVIDUAL BALANCE SHEET ITEMS

Non-current assets

3.1 Intangible assets

Recognized intangible assets amounted to € 739.1 thousand (December 31, 2004: € 608.7 thousand) at June 30, 2005.

Changes in intangible assets are as shown in the following table:

	Cost					Amortization and impairment losses			Net book values	
	01/01	Additions	Disposals	Reclass-ifications	12/31	01/01	Additions	12/31	01/01	12/31
	€ '000	€ '000	€ '000	€ '000	€ '000	€ '000	€ '000	€ '000	€ '000	€ '000
01/01/2004										
Industrial rights and similar rights and assets	647.5	206.2	0.0	21.4	875.1	554.2	73.9	628.1	93.3	247.0
Development costs for internally generated intangible assets	103.4	262.8	0.0	0.0	366.2	0.0	4.5	4.5	103.4	361.7
12/31/2004	**750.9**	**469.0**	**0.0**	**21.4**	**1,241.3**	**554.2**	**78.4**	**632.6**	**196.7**	**608.7**
01/01/2005					**06/30**			**06/30**		**06/30**
Industrial rights and similar rights and assets	875.1	48.7	0.0	0.4	924.2	628.1	63.1	691.2	247.0	233.0
Development costs for internally generated intangible assets	366.2	266.9	104.0	0.0	529.1	4.5	18.5	23.0	361.7	506.1
06/30/2005	**1,241.3**	**315.6**	**104.0**	**0.4**	**1,453.3**	**632.6**	**81.6**	**714.2**	**608.7**	**739.1**

Development costs for internally generated intangible assets totaling € 266.9 thousand were capitalized during the first half of 2005. Non-capitalisable research and development costs of € 895.8 thousand were expensed.

Development costs capitalized during the first half of 2005 mainly related to the following projects:

- Development of a multi-cell with 16% efficiency,
- Development of cell thickness reduction, from a wafer thickness of 270 μm to 240 μm,
- Minimization of optical loss through reverse-side contact,
- Development of a cell with reverse-side contact and 20% efficiency.

Impairment write-downs of € 104 thousand, determined in accordance with IAS 36, were made during the period for two development projects, whose carrying values were fully written-down, as the expected future value in use of these assets appears no longer assured, caused by the development in the field of photovoltaic. These costs have been included under other operating expenses in the income statement.

3.2 Property, plant and equipment

Changes in property, plant and equipment are as shown in the following table.

	Cost					
	01/01	Additions	Disposals	Reclass-ifications	12/31	01/01
	€ '000	€ '000	€ '000	€ '000	€ '000	€ '000
2004						
Land and buildings	5,844.3	615.0	0.0	1,814.4	8,273.7	220.6
Technical equipment and machinery	21,390.3	9,704.0	8.6	15,154.6	46,240.3	4,061.7
Other equipment, factory and office equipment	1,303.6	877.5	35.5	151.5	2,297.1	288.4
On-account payments and construction in progress	3,145.7	33,746.1	451.4	−17,141.9	19,298.5	0.0
	31,683.9	**44,942.6**	**495.5**	**−21.4**	**76,109.6**	**4,570.7**
2005					**06/30**	
Land and buildings	8,273.7	147.9	0.0	0.0	8,421.6	438.3
Technical equipment and machinery	46,240.3	363.0	579.2	17,547.6	63,571.7	8,577.9
Other equipment, factory and office equipment	2,297.1	724.1	0.0	1,674.5	4,695.7	668.6
On-account payments and construction in progress	19,298.5	28,407.7	0.0	−19,222.5	28,483.7	0.0
	76,109.6	**29,642.7**	**579.2**	**−0.4**	**105,172.7**	**9,684.8**

Significant additions to technical equipment and machinery relate to the ongoing construction of line 4.

There are land charges totaling € 31,948.6 thousand on both operating facilities in favor of the banks providing the financing. Furthermore, the machinery and equipment of the individual lines was assigned as collateral.

Depreciation			Net book values	
Additions	Disposals	12/31	01/01	12/31
€ '000	€ '000	€ '000	€ '000	€ '000
217.7	0.0	438.3	5,623.7	7,835.4
4,517.9	1.7	8,577.9	17,328.6	37,662.4
386.7	6.5	668.6	1,015.2	1,628.5
0.0	0.0	0.0	3,145.7	19,298.5
5,122.3	**8.2**	**9,684.8**	**27,113.2**	**66,424.8**
		06/30		**06/30**
127.1	0.0	565.4	7,835.4	7,856.2
3,971.9	325.9	12,223.9	37,662.4	51,347.8
307.8	0.0	976.4	1,628.5	3,719.3
0.0	0.0	0.0	19,298.5	28,483.7
4,406.8	**325.9**	**13,765.7**	**66,424.8**	**91,407.0**

Property, plant and equipment under finance leases

Q-Cells AG entered into a lease agreement to lease a solar cell production line during 2004. The lease commences in December 2004, the lease term is 60 months. The lease calls for 60 lease payments of € 111.0 thousand each. In addition, the first installment will include an additional payment of 20.0% (€ 1,487.5 thousand).

The acquisition cost of assets, in use under the finance lease since December, 2004, was € 7,437.5 thousand, and the net book value was € 6,569.6 thousand at June 30, 2005 (December 31, 2004: € 7,313.6 thousand).

Lease payments of € 665.8 thousand, including interest expense of € 129.2 thousand, were made in the first half of 2005.

The following table provides an overview of the development of finance lease obligations existing as at June 30, 2005 in the short, medium, and long term:

Liabilities under finance leases

	06/30/2005		
	Total minimum lease payments	**Interest expense**	**Present value of minimum lease payments**
	€ '000	**€ '000**	**€ '000**
Less than one year	1,331.6	220.1	1,111.5
Between one and five years	4,549.7	336.0	4,213.7
	5,881.3	**556.1**	**5,325.2**

Q-Cells AG, being the lessee, has a contractual obligation to insure the leased asset against risks and to assign the resulting insurance claims to the lessor. In addition, Q-Cells AG bears the risk of loss and total or partial damage of the asset and is therefore obligated to protect the asset against unauthorized access by third parties.

3.3 Non-current financial assets

The company has the following non-current financial assets:

Non-current financial assets	06/30/2005		12/31/2004	
	€ '000	Proportion of shareholders' equity held %	€ '000	Proportion of shareholders' equity held %
CSG Solar AG, Thalheim	6,490.7	22.32	1,000.0	21.19
EverQ GmbH, Thalheim	2,990.3	24.90	27.3	100.00
CPI ChemiePark-Institut GmbH, Bitterfeld	3.1	6.10	3.1	6.10
	9,484.1		1,030.4	

CSG Solar AG, Thalheim, was founded in May 2004. In connection with two rounds of financing, Q-Cells AG, Renewable Energy Corp., Apax Europe V.A.-L.P., Good Energies Investments and Management became shareholders in the company.

The company intends to produce photovoltaic modules on the basis of a thin film technology in a new factory, to be constructed in Thalheim. This technology combines the advantages of proven silicon technology with the advantages of thin film. The technology consumes less than 1% of the silicon consumed per Wp by conventional modules.

€ 1,000.0 thousand was invested in 2004 as a result of the first financing round. The second financing round was subject to receipt of state subsidies. As part of this second financing round, Q-Cells AG made a further investment in CSG Solar AG totalling € 5,490.7 thousand in the first half of 2005 in order to also participate in the advantages arising from these technologies in the future.

Construction on a first factory with two production lines started at the beginning of 2005. The first products are expected to be delivered during the first half of 2006.

Q-Cells AG founded a joint venture with the US company Evergreen Solar, Inc., Marlboro, at the beginning of 2005. The objective of the joint venture is the production and marketing of wafers, cells and modules based on string ribbon technology. For this purpose, Q-Cells AG acquired Topas 107.VV GmbH, Berlin, in December 2004, which changed its name to **EverQ GmbH** on February 11, 2005. On January 14, 2005 Q-Cells AG completed a joint venture agreement with Evergreen Solar Inc.

In this connection, Q-Cells AG participated in a capital increase of EverQ GmbH (€ 473.0 thousand) and now holds 24.9% of the shares. In accordance with the joint venture agreement, Q-Cells is obligated to pay € 11,0 million, of which € 3.0 million was paid during the reporting period.

Construction on an initial factory commenced in the second half of 2005. The first products are expected to be delivered during the first half of 2006.

In addition, Q-Cells AG holds a participation of 6.1% in **CPI ChemiePark-Institut GmbH** (CPI), Bitterfeld, at June 30, 2005. CPI is a company founded to perform initial industrial research and to market the research results gained. Q-Cells has the option of engaging this company to perform research and development.

Current assets

3.4 Inventories

	06/30/2005 € '000	12/31/2004 € '000
Raw materials, consumables and supplies	17,339.1	5,800.6
Finished goods	8,042.3	5,985.4
On-account payments	4,920.8	2,912.9
	30,302.2	**14,698.9**

All inventories of raw materials, consumables and supplies and finished goods have been assigned to the lending banks as collateral to secure existing short-term financial liabilities.

3.5 Trade accounts receivable

Trade accounts receivable are due within one year.

Trade accounts receivable have risen significantly to € 28.131.0 thousand at the balance sheet date (December 31, 2004: € 17,371.0 thousand) due to increased sales volumes.

The company's foreign currency receivables amounted to € 1,494.8 thousand (USD 1,801.1 thousand) at the balance sheet date; December 31, 2004: € 241.9 thousand (USD 293.2 thousand).

All accounts receivable have been assigned to the lending banks as collateral for short-term bank loans and overdrafts.

3.6 Other receivables and assets

Other receivables and assets are all due within one year.

	06/30/2005 € '000	12/31/2004 € '000
Investment subsidies receivable from tax authorities	11,972.2	6,463.0
Value added tax receivable from the tax authorities	1,412.1	75.8
Grants receivable from the state of Saxony-Anhalt under the community task project "Improvement of the regional economic structure"	129.3	715.0
Receivables from investment contracts with investors	0.0	2,609.2
Other assets	1,870.8	974.0
	15,384.4	**10,837.0**

3.7 Cash and cash equivalents

Cash and cash equivalents of € 920.4 thousand (December 31, 2004: € 2,527.2 thousand) comprise primarily cash on hand and bank balances.

2.8 Shareholders' equity

See the statement of changes in shareholders' equity for further information regarding the changes in shareholders' equity of Q-Cells AG in the first half of 2005.

Based on shareholders' equity of € 50,679.2 thousand as shown in the balance sheet, the equity ratio is 28.7% at the balance sheet date (December 31, 2004: € 35,135.2 thousand, or 31.0%).

Share capital

Subscribed capital at June 30, 2005 amounts to € 10,085.7 thousand and is divided into 10,085,684 registered shares with limited transferability. The shares give their holders the right to vote at the annual shareholders' meeting and to participate in dividends resolved upon.

Authorized capital

Based on a resolution of the annual shareholders' meeting on August 25, 2000, the annual shareholders' meeting on August 23, 2004 released the existing authorized capital and resolved upon new authorized capital as follows: The executive board is empowered, on approval by the supervisory board, to increase once or several times the subscribed capital of the company by up to € 5,042.8 thousand by July 31, 2009 by issuing new, registered shares with restricted transferability in return for non-cash or cash contributions. The executive board is empowered, on approval by the supervisory board, to decide on exclusion of shareholders' subscription rights and to lay down further details of each capital increase. The resolution was entered in the commercial register on September 8, 2004. Authorized capital amounts to € 5,042.8 thousand at the balance sheet date.

Capital reserves

Capital reserves result from additional contributions required to be made by shareholders upon the issuance of shares and is not available for distribution due to restrictions under German share law. Capital reserves also include a part of the fair value of the share option program; the addition amounted to € 202.6 thousand in the first half of 2005 (2004: € 345.2 thousand). See the statement of shareholders' equity for the movements in this balance.

Conditional capital/stock option program

The annual shareholders' meeting on December 29, 2003 resolved to grant up to 8,900 stock options to current and future members of the executive board and employees of the company which will enable them to acquire registered no-par-value shares of the company with restricted transferability at a pre-determined exercise price under certain conditions. Alternatively, the subscription rights may be settled in cash, although the company's executive board anticipates that such a cash settlement will not be made. Of the stock options issued, 25% vest two years, a further 25% vest three years and the remaining 50% vest four years after the grant date. Within these time periods, the company has the right to cancel the stock options effective immediately if an option holder terminates employment with the company or is terminated by the company.

For purposes of settling the subscription rights, the annual shareholders' meeting on August 23, 2004 resolved on a conditional capital increase of the company's subscribed capital by up to € 818.8 thousand (which corresponds to the issuance of up to 818,800 registered no-par-value shares with restricted transferability).

A total of 6,424 stock options were issued at various times during 2004, including 1,336 stock options granted to members of the executive board.

The option holders can exercise the subscription rights as soon as
1. at least two years have passed since the grant date (lock-up period),
2. the shares of Q-Cells AG are traded on a stock exchange,
3. the lock-up period agreed during an initial public offering of Q-Cells AG has expired,
4. the share price has exceeded the exercise price set at the date of grant by at least 33% on each of the last five consecutive trading days,
5. the vesting period has expired.

Due to the capital increase out of reserves in 2004 in the ratio of 91 new shares to one old share, the number of shares which can be purchased based on one stock option has increased by the same ratio, while the exercise price has decreased accordingly.

The following analysis shows the changes in the number of stock options and exercise prices:

Stock options are recognized at fair value in accordance with IFRS 2. The fair value is determined at the date the options are granted and amortized over the vesting period. The fair value is calculated on the basis of the Black-and-Scholes option pricing model. The stock options were granted at four different dates, resulting in four different fair values for the stock options issued. The exercise price is set when each option is granted.

Stock option program	**06/30/2005**		**12/31/2004**	
	Weighted average exercise price €	**Number of options**	**Weighted average exercise price €**	**Number of options**
Options outstanding at the beginning of the reporting period	8.20	6,335*	0.00	0
Options granted during the reporting period	0.00	0	8.20	6,424*
Options forfeited during the reporting period	0.00	0	8.15	89*
Options outstanding at the end of the reporting period	8.20	6,335*	8.20	6,335*
Options exercisable at the end of the reporting period	0.00	0	0.00	0

*The number of shares that can be purchased using one stock option has increased in the ratio of 91 new shares for one old share (capital increase from reserves), while the exercise price has decreased accordingly.

The following are the **factors used to calculate fair value:**

1. During 2004, 6,424 options were issued (consisting of 6,374 options with an exercise price of € 750.00 and 50 options with an exercise price of € 1,250.00) on four different dates.

2. Expected volatility was determined based on comparable historic values of the Photon Photovoltaic Stock Index (PPVX), extrapolated to the date the options were granted. Average volatility is expected to be 33.31%.

3. Due to the three vesting periods, the options have a life of up to 4 years.

4. The company expects 10% of the stock options to remain unexercised due to staff turnover and the return of options for other reasons.

5. The following assumptions were made in calculating the weighted average grant date-fair values of subscription rights issued in 2004 using the Black-and-Scholes option pricing model:

Risk-free investment interest rate	4.0%
Expected volatility	33.31%
Expected average remaining term	2.5 years
Market price	€ 750.00

The weighted average fair value of the stock options based on the four tranches and the graded vesting period is € 222.31 per stock option and was calculated as follows:

Stock option program	**06/30/2005**	**12/31/2004**
	(12/31/2004 after capital increase from reserves)	**Before capital increase from reserves**
Options issued	6.374	
Number of shares covered by subscription rights	586,408	6,374
Exercise price in €	8.15	750.00
Range of option fair values in €	170.00 – 270.00	170.00 – 270.00
Options issued	50	
Number of shares covered by subscription rights	4,600	50
Exercise price in €	13.59	1,250.00
Range of option fair values in €	61.00 – 128.00	61.00 – 128.00

The total amount charged to personnel expense with a corresponding increase to shareholders' equity (capital reserves) during the period for stock options is € 202.6 thousand (first half of 2004: € 142.6 thousand).

3.9 Investment grants and subsidies

Investment grants and subsidies consist of deferred amounts for both investment grants in connection with the community task project "Improvement of the regional economic structure" and investment subsidies.

	01/01/2005 € '000	Additions € '000	Amortization € '000	06/30/2005 € '000
Investment subsidies	11,514.1	5,508.7	1,094.3	15,928.5
Investment grants	8,560.7	4,907.0	722.0	12,745.7
	20,074.8	**10,415.7**	**1,816.3**	**28,674.2**

Investment grants and subsidies are subject to follow-up audits except for investment grants related to the capital expenditure project production line 1. The company has not identified any risks to date that could result in a potential repayment.

The rights to receive investment grants and subsidies (agreed maximum amounts € 9.3 million and € 6.6 million, respectively) for 2004 and 2005 have been completely transferred to the lending banks as security for the related interim financing of capital expenditures on line 4.

Non-current liabilities

3.10 Profit participation rights capital

The annual shareholders' meeting on November 24, 2004 resolved to issue a profit participation right. PREPS 2004-2 Ltd. paid € 15,000.0 thousand less transaction costs of € 600.0 thousand to Q-Cells AG for this right on December 10, 2004. The capital matures in November 2011.

The return on the profit participation right consists of a fixed component and an income-based component. The fixed interest component (guaranteed income) amounts to 7.5% p.a. and the income-based component (profit participation) was agreed as follows:

a) a total of 7.5% p.a. for adjusted net income of up to € 45,000.0 thousand

b) a total of 8.5% p.a. for adjusted net income of between € 45,000.0 thousand and € 55,000.0 thousand

c) a total of 9.5% p.a. for adjusted net income of over € 55,000.0 thousand

The profit participation amount is reduced by the guaranteed amount. The profit participation right is subordinated to all other existing and future claims of other creditors.

5.11 Silent partners' interests

	06/30/2005 € '000	12/31/2004 € '000
IBG Beteiligungsgesellschaft Sachsen-Anhalt mbH	3,092.0	3,092.0
Mittelständische Beteiligungsgesellschaft Sachsen-Anhalt mbH	1,000.0	1,000.0
	4,092.0	**4,092.0**

IBG Beteiligungsgesellschaft Sachsen-Anhalt mbH, Magdeburg (IBG), entered into a partial profit transfer agreement (agreement to set up a silent partnership) dated August 9, 2000. The silent partnership is scheduled to end on August 6, 2010.

The partner receives a return on his investment which is not based on net income and amounts to 8.0% p.a. In addition, the investor is entitled to 50% of net income, up to a maximum of 5.0% of the paid-up contribution.

Mittelständische Beteiligungsgesellschaft Sachsen-Anhalt mbH, Magdeburg (MBG), entered into a partial profit transfer agreement (agreement to set up a silent partnership) dated June 17, 2002. The silent partnership is scheduled to end on December 30, 2012.

The partner receives an annual fixed return of 7.5% p.a. on the paid-up contribution. In addition to the fixed return, a guarantee commission in the amount of 1.0% of the applicable amount guaranteed is payable directly to Bürgschaftsbank Sachsen-Anhalt GmbH. The partner is also entitled to 50% p.a. of net income, up to a maximum of 1.75% p.a. of the paid-up contribution.

3.12 Non-current financial liabilities

Due to further capital expenditures on capacity expansion, non-current financial liabilities have increased to € 13,050.4 thousand in comparison to December 31, 2004 (€ 7,875.1 thousand).

The liabilities are stated at amortized cost.

Non-current financial liabilities	06/30/2005 € '000	12/31/2004 € '000	Principal repayments	Due date
Capital investment loan Deutsche Kreditbank AG	649.2	796.2	monthly	06/30/2011
Capital investment loan Deutsche Kreditbank AG	564.5	692.4	quarterly	03/30/2011
Capital investment loan Norddeutsche Landesbank	2,781.2	3,406.3	quarterly	09/30/2007
Capital investment loan Deutsche Kreditbank AG	2,908.2	3,367.4	monthly	08/30/2008
Capital investment loan Deutsche Industriebank AG	13,365.0	5,706.8	quarterly	03/15/2009
Less current portion	-7,217.7	-6,094.0		
	13,050.4	**7,875.1**		

Financial liabilities entered into on a long-term basis consist of one variable interest capital investment loan (EURIBOR+margin), two variable interest loans (beginning at 5.6% p.a.; interest capped at 7.0% p.a.) and two loans with fixed interest rates of between 4.8% and 5.0% p.a. respectively.

Recognized financial liabilities are secured by the following:

- land charges of € 31,948.6 thousand on the operating facilities,
- collateral assignments of machinery and equipment of the individual lines,
- assignment of all receivables,
- collateral assignment of raw materials, consumables and supplies and finished goods,
- transfer of future investment grants and subsidies for the various capital expenditure projects (see note 3.9).

The capital investment loan from Norddeutsche Landesbank is secured by a state guarantee.

3.13 Other non-current liabilities

Other non-current liabilities consist of non-current finance lease liabilities of € 4,213.7 thousand at June 30, 2005 (December 31, 2004: € 4,775.9 thousand) (see note 3.2).

3.14 Deferred taxes

Details of changes in this balance sheet item are provided together with the details on tax expense in note 4.8.

Current liabilities

3.15 Current financial liabilities

Current financial liabilities amount to € 13,250.1 thousand at the balance sheet date (December 31, 2004: € 6,094.0 thousand). They are due within one year and consist of current account overdrafts and the portion of long-term loans that is due within one year.

3.16 Trade accounts payable

The company had trade accounts payable of € 25,721.2 thousand at the balance sheet date (December 31, 2004: € 8,648.9 thousand). They are due within one year.

Accounts payable denominated in foreign currencies are translated at the exchange rate in effect on the transaction date and are subsequently valued at the period-end exchange rate. Foreign currency payables amounted to € 747.9 thousand (December 31, 2004: € 212.4 thousand) at the balance sheet date.

3.17 Taxes payable

Taxes payable consist of provisions for corporation and trade taxes of € 11,264.2 thousand (December 31, 2004: € 5,702.8 thousand) and other operating taxes of € 65.3 thousand.

3.18 Other provisions

	Balance at 01/01/2005 € '000	Utilization € '000	Release € '000	Increase € '000	Balance at 06/30/2005 € '000
Personnel-related provisions	1,905.0	1,445.3	0.5	1,944.6	2,403.8
Product-related provisions	1,452.1	98.6	34.5	721.2	2,040.2
Other provisions	433.8	43.1	50.0	291.0	631.7
	3,790.9	**1,587.0**	**85.0**	**2,956.8**	**5,075.7**

Personnel-related provisions primarily consist of bonuses of € 828.4 thousand (December 31, 2004: € 1,177.1 thousand), vacation and overtime of € 1,038.5 thousand (December 31, 2004: € 646.6 thousand). Product-related provisions mainly include warranty provisions of € 1,961.4 thousand.

3.19 Other current liabilities

Other current liabilities amount to € 5,093.1 thousand at the balance sheet date (December 31, 2004: € 2,025.7 thousand), consisting mainly of current finance lease liabilities of € 1,111.5 thousand (December 31, 2004: € 1,085.9 thousand) as well as liabilities for social security contributions and employment taxes, value added tax and other short-term liabilities for the current year.

4. NOTES TO INDIVIDUAL INCOME STATEMENT ITEMS

4.1 Revenues

Revenues have increased by 145.2% to € 116,749.2 thousand compared with the first half of 2004 (€ 47,616.9 thousand).

Revenues segmented by region are shown in note 6.1.

Product	Cell type	Revenues 2005 01/01 – 06/30 € '000	Revenues 2004 01/01 – 06/30 € '000	Change € '000
Multicrystalline	Q5 (125x125 mm)	1,161.9	1,254.3	-92.4
	Q6 (150x150 mm)	2,274.7	36,966.9	-34,692.2
	Q6L (156x156 mm)	99,344.7	3,388.9	95,955.8
	Q8 (210x210 mm)	1,633.7	0.0	1,633.7
Monocrystalline	Q5M (125x125 mm)	17.4	0.0	17.4
	Q6M (150x150 mm)	128.9	5,973.4	-5,844.5
	Q6ML (156x156 mm)	12,187.9	33.4	12,154.5
		116,749.2	**47,616.9**	**69,132.3**

Trading revenues (€ 0.0 thousand; first half 2004: € 1,678.1 thousand), breakage income, other revenues and deductions (€ 2,253.9 thousand: first half 2004: € –125.9 thousand) were allocated to each product and cell type.

Based on an agreement with a silicon supplier, the company is required to have to produce modules from the cells which Q-Cells AG manufactures using the silicon delivered by the supplier. Charges of € 115.5 thousand made by the module producers to Q-Cells AG for converting the modules (lamination) are included in revenues for laminated solar cells (Q6L).

4.2 Other operating income

Other operating income for the first half of 2005 consists of the following:

	01/01–06/30/2005 € '000	01/01–06/30/2004 € '000
Amortization of deferred investment subsidies	1,094.3	529.7
Amortization of deferred investment grant	722.0	466.7
Personnel expense grants	336.4	201.2
Foreign exchange gains	300.9	93.0
Release of provisions	85.0	146.1
Income relating to prior years	0.0	60.0
Other income	330.8	29.0
	2,869.4	**1,525.7**

4.3 Cost of materials

Cost of materials amounted to € 76,836.5 thousand (first half 2004: € 30,503.8 thousand) and consists almost exclusively of wafer purchases. The percentage of cost of materials (cost of material relating to revenues and change in inventories) is 64.7% in the first half of 2005 (first half 2004: 66.5%).

4.4 Personnel expense

With the continued high growth of our production, we have also created a large number of new jobs. The number of employees again increased strongly. Q-Cells AG employs a total of 689 staff at June 30, 2005 (end of 2004: 484; June 30, 2004: 304). In the first half of 2005, personnel expense was 9.2% of revenues (first half 2004: 9.4%).

4.5 Amortization and depreciation

See notes 3.1 and 3.2 for an analysis of amortization and depreciation.

4.6 Other operating expenses

Other operating expenses consist of the following:

	01/01 – 06/30/2005 € '000	01/01 – 06/30/2004 € '000
Administration	1,296.1	389.2
Repairs and maintenance	820.2	867.5
Warranty expenses	642.4	672.5
Distribution	620.0	276.0
Legal and advisory fees	608.0	167.7
Freight	465.6	169.0
Foreign exchange differences	322.8	108.9
Miscellaneous other operating expenses	1,589.6	467.4
	6,364.7	**3,118.2**

4.7 Net finance costs

Net finance costs consist of the following:

	01/01–06/30/2005 € '000	01/01–06/30/2004 € '000
Interest and similar income (current)	**6.9**	**74.1**
Interest and similar expenses		
Expenses similar to interest	723.7	169.2
Non-current liabilities	492.1	273.8
Current liabilities	92.6	103.0
Profits transferred under partial profit transfer agreement	**86.1**	**86.1**
	1,387.6	**558.0**

The expenses similar to interest are for profit-related remuneration, for the silent partners interests and for the profit participation rights capital (first half 2004: for the silent partners interests).

Expenses arising from partial profit transfers relate to the silent partners' variable profit share for the reporting period (see note 3.11).

4.8 Income taxes

Income taxes consist of the following:

	01/01–06/30/2005 € '000	01/01–06/30/2004 € '000
Current taxes		
Corporation tax	4,662.1	1,494.6
Trade tax	1,891.3	661.0
Solidarity surcharge	256.4	82.2
Deferred taxes	**−6.0**	**−15.1**
	6,803.8	**2,222.7**

Current income tax expense of Q-Cells AG is calculated using tax rates in effect or announced at the balance sheet date. The calculation of deferred taxes is based on a corporation tax rate of 25% (December 31, 2004: 25%) plus the solidarity surcharge of 5.5% on corporation taxes payable as well as an effective trade tax rate of 6.7% (December 31, 2004: 6.7%). Taking into account the solidarity surcharge and trade tax, the tax rate used to calculate deferred taxes is 33.07% (December 31, 2004: 33.07%).

The following deferred taxes were recognized, gross and net, on individual balance sheet line items and tax losses carried forward:

Deferred taxes	06/30/2005		12/31/2004	
	Assets € '000	Liabilities € '000	Assets € '000	Liabilities € '000
Recognition and valuation differences				
Non-current assets	1,535.3	8,350.0	1,723.0	9,125.1
Current assets		483.1		232.3
Profit participation rights capital		550.0		592.8
Investment grants and subsidies	256.8		320.5	
Current liabilities	1,111.5	1.0	1,087.7	407.3
Non-current liabilities	4,213.7	165.8	4,775.9	
Total	**7,117.3**	**9,549.9**	**7,907.1**	**10,357.5**
Deferred tax assets/liabilities	**2,353.7**	**3,158.1**	**2,614.9**	**3,425.2**
Net deferred taxes		**804.4**		**810.3**

The following analyzes the significant differences between expected and actual tax expense for the current and prior year:

Reconciliation of income tax expense	01/01–06/30/2005 € '000	01/01–06/30/2004 € '000
Income before income taxes	**22,145.2**	**6,979.1**
Expected tax expense at 33.07%	7,323.5	2,308.0
Changes in expected tax expense		
Tax effect of tax free income	−276.7	−86.8
Tax effect of non-deductible operating expenses	24.0	23.0
Other tax effects	−267.0	−21.5
Actual tax expense	**6,803.8**	**2,222.7**

No deferred tax assets were recognized on tax losses carried forward, since the tax loss carryforward existing at December 31, 2003 were completely utilized during 2004. Current tax expense was reduced by € 128.7 thousand in 2004 as a result of the utilization of the tax loss carryforward.

4.9 Earnings per share

Earnings per share were calculated in accordance with IAS 33. The capital increase from reserves resolved in 2004, carried out by issuing 9,976,057 new registered no-par-value shares without nominal value in the ratio of 91 new shares to one old share, was reflected in the calculation of earnings per share in order to improve comparability in accordance with IAS 33.64.

Earnings per share	**01/01–06/30/2005**	**01/01–06/30/2004**
Net income for the period (€ '000)	15,341.4	4,756.4
Weighted average number of shares	10,085,684	8,948,267
Basic earnings per share in €	**1.52**	**0.53**

Thus, there were no dilutive effects to be taken into account. Employee stock options were not yet included in the calculation, since they are contingent on certain conditions being met (see note 3.8).

5. NOTES TO THE STATEMENT OF CASH FLOWS

Liquid funds consist of cash and cash equivalents as presented in the balance sheet.

Following the start of operations for three further production lines in mid-2004 and the related increase of production and sale, cash flows totalling € 15,108.2 thousand were generated from operating activities in the first half of 2005.

The company was able to finance capital expenditures required for the extensive expansion of production capacity (cash used in investing activities of € 30,995.5 thousand) with cash from financing activities of € 14,280.5 thousand and cash from operating activities.

Changes in balance sheet items used to prepare the statement of cash flows cannot be derived directly from the balance sheet since effects of non-cash transactions have been eliminated.

6. OTHER DISCLOSURES

6.1 Segment reporting

The primary reporting format of Q-Cells AG is segmented by geographical categories. Income, expenses and other disclosures have been attributed to segments based on the location of assets. Since all assets are located in Germany, all other disclosures are attributed to the segment Germany as well. Further segmentation is thus not necessary.

External revenues can be segmented by customer location as follows:

	01/01–06/30/2005 € '000	Share %
Germany	75,390.7	64.6
South Africa	17,039.9	14.6
Other EU countries	10,762.9	9.2
Rest of the world	13,555.7	11.6
Total	**116,749.2**	**100.0**
Exports in %		**35.4**

	01/01–06/30/2004 € '000	Share %
Germany	35,696.1	75.0
France	6,688.6	14.0
Other EU countries	4,138.9	8.7
Rest of the world	1,093.3	2.3
Total	**47,616.9**	**100.0**
Exports in %		**25.0**

A secondary reporting format is not applicable as Q-Cells AG operates exclusively in the production and distribution of photovoltaic cells.

6.2 Financial instruments

The objectives of financial risk management are to minimize credit risk related to trade accounts receivable and to secure financing with appropriate maturities for the continued expansion of the company's operations and liquidity in connection with operating activities. These objectives are being pursued using appropriate management systems.

During the first half of 2005, Q-Cells AG did not utilize any derivative financial instruments. Instead, it used only primary financial instruments such as trade accounts receivable and payable, financing receivables and financial liabilities.

Financial instruments not measured at fair value include primarily cash and cash equivalents, trade accounts receivable, other current assets, other non-current assets, trade accounts payable and other liabilities, current account loans and long-term loans.

The carrying values of cash and cash equivalents as well as current account overdrafts are extremely close to their fair value due to the short maturities involved.

The carrying value of receivables and liabilities involving normal trade credit conditions, which is based on historical cost, also closely approximates fair value.

6.3 Contingent liabilities and other financial commitments

There were no contingent liabilities at June 30, 2005.

In January 2004 a joint venture agreement was completed for EverQ GmbH, in which Q-Cells AG committed to pay up to € 11.0 million into the equity capital of EverQ GmbH in 2005, depending on the structure of finance of EverQ GmbH. € 3.0 million had been paid in by June 30, 2005. Based on the Letter of Intend Q-Cells AG assumes an outstanding obligation of € 3.4 million.

Purchase commitments

In order to secure supply, Q-Cells AG has reinforced its wafer procurement department and now also focuses intensively on the up-stream links in the value-added chain.

The company has commitments to suppliers for purchases of wafers and silicon for the years 2005 partly through 2015 totaling € 1,150.3 million (December 31, 2004: € 997.7 million).

The purchasing commitments to suppliers resulting from these measures lead to price and volume risks. We endeavor to mitigate these risks by matching commitments from purchase contracts with those from sales contracts.

Open purchase orders

The company has open purchase orders for property, plant and equipment of € 9.1 million at June 30, 2005 (December 31, 2004: € 27.3 million).

Operating leases

The company leases several vehicles under operating leases at the balance sheet date. The lease agreements have a lease term of 36 months and do not contain any definitive renewal or purchase options. Monthly lease payments are expensed on a straight-line basis.

Lease expense for operating leases amounted to € 17.1 thousand in the first half of 2005 (first half of 2004: € 13.1 thousand). There are outstanding lease payments totaling € 92.0 thousand at June 30, 2005, of which € 49.2 thousand are due within one year and € 42.8 thousand due between one and five years.

Warranties

As manufacturer and seller of photovoltaic cells, Q-Cells AG gives a warranty on its products and is exposed to warranty risks. We guarantee that our cells achieve at least 90% of nominal performance for 10 years. There have been no significant claims to date.

6.4 Legal matters

An entrepreneur has asserted claims of € 1,000.0 thousand against the company pursuant to a contract allegedly entered into regarding broken cells. The company considers these claims to be entirely unfounded, the company is also not aware of any legal action having been taken to date.

Risks arising from other legal disputes in connection with ordinary operations have been appropriately provided for in accordance with IAS 37.

5.5 Financial risks

Liquidity risk
We use appropriate financial planning tools to manage the future liquidity situation. Based on our current plan, there are no apparent liquidity shortages.

We have unused current account overdraft limits of € 13.4 million available to us at June 30, 2005 (December 31, 2004: € 14.4 million).

Currency risk
At Q-Cells, currency risk arises primarily because some purchases are made in US dollars while sales are not made in US dollars to the same extent. We manage this risk by constantly monitoring exchange rates and by taking measures to hedge foreign exchange rates where necessary.

Interest rate risk
Photovoltaic systems are usually mainly financed by debt. The present comparatively low levels of interest rates and resulting low cost of debt have had a positive effect on the profitability of photovoltaic systems. An increase in interest rates would reduce the profitability of photovoltaic systems due to higher borrowing costs and hence would negatively affect the demand for photovoltaic cells. We do not expect a significant increase in interest rates in the short- and medium-term.

Bank loans and overdrafts total € 26,300.5 thousand (December 31, 2004: € 13,969.1 thousand). These financial liabilities primarily consist of long-term loans. Interim financing and current account overdrafts amount to € 5,985.0 thousand at June 30, 2005 (December 31, 2004: € 0.0 thousand).

Financial liabilities entered into on a long-term basis consist of one variable interest capital investment loan (EURIBOR+margin), two variable interest loans (beginning at 5.6% p.a.; interest capped at 7.0% p.a.) and two loans with fixed interest rates of 4.8% and 5.0% p.a.

Credit risk
It may also be necessary to make advance payments to suppliers to secure deliveries, and this could lead to credit losses.

Timely and effective financial controls in combination with a customer assessment system reduce the probability of bad debt.

Risks related to the receipt of investment grants and subsidies
The company receives investment grants and subsidies in connection with the creation and expansion of capacity. Assessments issued regarding the approval of investment grants total approximately € 21.0 million, of which € 15.6 million were received by June 30, 2005. Payment of the funds is conditional on the institutions providing the grants (EU, federal government, state of Saxony-Anhalt) having the funds available and on the funds having been provided for in their budgets (federal government, state of Saxony-Anhalt). As a result of this condition, there is a risk that the remaining amount may be delayed or not paid out at all.

In addition, these grants and subsidies are generally contingent on the company meeting certain restrictions and conditions, to some extent over several years into the future. If these conditions and requirements were not met, Q-Cells AG might have to repay, either completely or in part, the grants received, which would adversely impact the economic situation of the company.

6.6 Related party disclosures

Transactions with related parties

Parties related to Q-Cells are: The members of the executive and supervisory boards, including their family members, as well as companies over which Q-Cells AG, members of the executive and supervisory boards and their close family members and companies can exercise significant influence.

The following transactions with related parties took place in the first half of 2005.

6.6.1 Remuneration of members of the supervisory and executive boards

See note 6.7.

6.6.2 Transactions with investees

See note 3.3 for disclosures regarding investees.

EverQ GmbH

Q-Cells AG holds a 24.9% interest in EverQ GmbH, Thalheim ("EverQ"), at June 30, 2005.

The managing directors of the company were Dr. Hartmut Schüning (to May 2005) and Meendert Buurman, administrative manager of Q-Cells AG (from May 2005). Thomas Schmidt, COO of Q-Cells AG, is authorized signatory. EverQ did not begin operations until 2005. C. Anton Milner is a member of the supervisory board. No remuneration was paid.

A license and technology transfer contract between Q-Cells AG and EverQ GmbH was agreed in January 2005. No license income has yet been received.

The company has receivables from EverQ GmbH of € 201.4 thousand related to cost recharges at June 30, 2005 (December 31, 2004: € 18.9 thousand). There are no accounts payable outstanding.

CSG Solar AG

Q-Cells AG holds a 22.32% interest in CSG Solar AG, Thalheim ("CSG Solar"), at June 30, 2005. Three members of the executive board of Q-Cells AG hold shares in the company:

C. Anton Milner, CEO (0.94%), Reiner Lemoine, CTO (0.36%) and Thomas Schmidt, COO (0.07%).

Further interests in CSG Solar AG are held by: Renewable Energy Corporation AS, Hovik, Norway ("REC") (22.32%), APAX Europe V-A L.P. (22.32%), Good Energies Investments B.V. (11.10%), IBG Beteiligungsgesellschaft Sachsen-Anhalt mbH, Magdeburg ("IBG") (3.63%), and Dr. van Aubel, Van Aubel Rechtsanwälte (1.02%), chairman of the supervisory board of Q-Cells AG.

The company has receivables from CSG Solar AG of € 0.2 thousand (December 31, 2004: € 2.1 thousand) at June 30, 2005. There are no accounts payables outstanding. Rental income in the first half of 2005 was € 3.3 thousand.

6.6.3 Transactions with suppliers, customers and consultants

REC Group

Marcel Brenninkmeijer, member of the supervisory board of Q-Cells AG, is president and delegate of the supervisory board of Good Energies AG, Basle, Switzerland and managing director of Good Energies Investments B.V., Amsterdam, Netherlands ("GEI"). Good Energies AG is GEI's investment adviser. Mr. Brenninkmeijer holds an indirect minority interest in GEI.

GEI in turn holds an interest in Q-Cells AG. At the same time, GEI holds a significant interest in Renewable Energy Corporation ASA, Norway ("REC"). Mr. Brenninkmeijer is member of the supervisory board of REC.

Q-Cells AG has customer and supplier relationships with REC and its subsidiaries ScanModule AB, Glava, Sweden ("ScanModule"), ScanCell AS, Narvik, Norway ("ScanCell"), and ScanWafer ASA, Hovik, Norway ("ScanWafer").

Customer relationships

There were deliveries of solar cells to ScanModule (revenues: € 2,290.3 thousand) and ScanCell (revenues: € 345.0 thousand) in the fist half of 2004.

Supplier relationships

ScanWafer is the largest supplier of Q-Cells AG. There are long-term wafer supply agreements that had a volume of € 25,157.0 thousand in the first half of 2005 (first half 2004: € 13,685.0 thousand).

Accounts payable to ScanWafer amounts to € 5,917.9 thousand at June 30, 2005 (December 31, 2004: € 2.8 thousand).

Q-Cells AG acted as distributor for ScanCell through January 2004 on the basis of verbal agreements. The volume of purchases in the first half of 2004 was € 198.4 thousand.

Q-Cells AG marketed the cells on behalf of ScanCell as commission agent commencing in February 2004. The amount marketed was in the first half of 2005 of € 18,034.5 thousand (first half 2004: € 4,657.2 thousand). Due to the economic substance of the commission transactions, revenue recognized consists of commissions received from ScanCell of € 243.7 thousand (first half 2004: € 0.0). Accounts payable arising from these transactions are € 3,336.0 thousand at June 30, 2005 (December 31, 2004: € 1,874.2 thousand).

The distributed volume with ScanModule in the first half of 2005 amounted to € 13,756.4 thousand (first half 2004: € 46.8 thousand). There are outstanding receivables at June 30, 2005 of € 2,660.2 thousand (December 31, 2004: € 3,187.7 thousand) resulting from the commission agency business.

Consulting services

Q-Cells AG and REC entered into a verbal agreement in 2004 regarding distribution and marketing support services provided by Q-Cells AG in Norway. Consulting services of € 8.8 thousand were rendered in the first half of 2005 (first half 2004: € 46.7 thousand).

Immo Ströher

Immo Ströher, member of the supervisory board of Q-Cells AG, holds an interest in Solon AG für Solartechnik, Berlin ("Solon AG") and is chairman of its supervisory board. Mr. Ströher holds significant interests in Mithril GmbH Darmstadt ("Mithril"). Mithril in turn holds an interest in Q-Cells AG. At the same time, Mithril holds significant investments in Solon AG, Berlin with its subsidiaries Solon Nord GmbH, Greifswald ("Solon Nord") and Solon PV GmbH, Berlin („Solon PV").

In addition, Immo Ströher, via Ströher Solar GmbH, Darmstadt ("Ströher Solar"), holds indirect interests in Q-Cells AG, EnTech GmbH, Kufstein, Austria, ("EnTech") and ASS Automotive Solarsystems GmbH, Erfurt ("ASS"). Mr. Ströher also is a minority shareholder of Energy Valley AG, Meggen, Switzerland ("Energy Valley"), and holds an indirect interest in Q-Cells via Imladris GmbH, Darmstadt, ("Imladris"). Persons related to Mr. Ströher also hold interests in Q-Cells AG.

Solon AG and its subsidiaries Solon PV and Solon Nord as well as ASS are customers of Q-Cells AG.

The sales volume with these companies amounted to € 24,420.3 thousand in the first half of 2005 (first half 2004: € 13,400.6 thousand) and purchase volume totaled € 14.0 thousand (first half 2004: € 226.8 thousand). At June 30, 2005, receivables are € 7,917.6 thousand (December 31, 2004: € 6,018.1 thousand) and payables are € 784.1 thousand (prepayments; December 31, 2004: € 0.0).

During 2004, Mithril granted Q-Cells AG an interim financing loan of € 500.0 thousand bearing interest at 6.25% p.a. based on verbal agreements. The full amount of the loan was set off against a receivable for contributions to capital reserves outstanding at December 31, 2003 on April 1, 2004.

Energy Valley introduced Q-Cells AG to its largest silicon supply contract, with a total volume of about € 35 million, in 2004. The supply contract's term runs to the end of 2008, contains other fixed conditions and secures the supply of raw materials for the further expansion of Q-Cells AG. It also introduced further short-term deliveries from the same supplier at the beginning of 2005 (total volume: € 1.5 million). As at June 30, 2005, sales contracts corresponding with

these procurement contracts for delivery of photovoltaic cells and modules to Energy Valley and a subsidiary of Energy Valley (Solarsquare AG) were being negotiated, and these have meantime been completed. As a result, Q-Cells AG has entered into certain contractual commitments with Energy Valley and the subsidiary of Energy Valley relating to cells produced from these quantities of silicon:

- Q-Cells AG committed to manufacture photovoltaic modules from part of the photovoltaic cells manufactured from the silicon and deliver these at specific, fixed prices to the subsidiary of Energy Valley. The delivery contract has a total volume of some € 89 million. The delivery quantities and dates correspond with and are dependent upon the deliveries of silicon; the silicon supply contract runs through the end of 2008.

- With respect to the remaining (the great majority) cells produced by Q-Cells from the silicon, Q-Cells AG and the subsidiary of Energy Valley will complete a supply agreement for these cells at specific fixed prices, whereby Energy Valley will act as guarantor to Q-Cells AG for payment obligations of its subsidiary arising from this supply contract up to a maximum of € 10 million. The delivery quantities and dates correspond with and are dependent upon the deliveries of the silicon, and fixed prices have also been agreed. The delivery contract has a total volume of approx. € 153 million. Q-Cells AG continues to have the exclusive right to market these cells until mid-October 2005 (including based on long-term sales contracts) to its own customers. For the distribution Q-Cells AG receives variable commission fees from Solarsquare.

- In connection with this agreement, Q-Cells AG has granted the subsidiary of Energy Valley a loan of € 5 million, guaranteed by Energy Valley. It is foreseen that this loan will be repaid primarily by offset against payments due by Q-Cells AG arising from the above-mentioned agreement with Solarsquare AG.

Services provided by a company owned by an individual related to a member of the executive board

Q-Cells AG receives services from a company owned by an individual related to a member of the executive board. In the first half of 2005, the company's expenditures were € 411.1 thousand (first half 2004: € 525.8 thousand) for these services. There were no outstanding claims on the company arising from this business relationship at June 30, 2005 (December 31, 2004: € 5.2 thousand). The executive board member concerned did not participate in contract negotiations and the terms of the contract are equivalent to those that prevail in arm's length transactions.

Legal advice law firm van Aubel
Dr. Thomas van Aubel is chairman of the supervisory board of Q-Cells AG. Dr. Thomas van Aubel and persons related to him are shareholders of Q-Cells AG via TVVG GmbH, Berlin, capitalnetworks.de GmbH, Berlin and Pluto 2001 GmbH, Berlin. As partner of the law firm Bezzenberger, and since January 1, 2005 as partner of the law firm van Aubel Rechtsanwälte, he provided advice to Q-Cells AG on legal issues through December 31, 2004.

At June 30, 2005 accounts payable were € 156.9 thousand (December 31, 2004: € 0.0 thousand). From January 1, 2005 to June 30, 2005 advisory costs to law firm van Aubel Rechtsanwälte amounted to € 239.2 thousand (first half 2004: € 48.0 thousand).

5.6.4 Other

IBG Beteiligungsgesellschaft des Landes Sachsen-Anhalt mbH,
Magdeburg ("IBG"), is a shareholder of Q-Cells AG. The managing director of IBG, Dr. Dinnies-Johannes von der Osten, is also a member of the supervisory board of Q-Cells AG.

IBG has entered into a partial profit transfer agreement (agreement to set up a silent partnership) with Q-Cells AG. See note 3.11 of these notes for further details.

The total expense in the first half 2005 under the partial profit transfer agreement was € 201.0 thousand (first half 2004: € 201.0 thousand).

Guarantees/suretyships given by members of the governing bodies in favor of the company
The members of the executive board of Q-Cells AG, Mr. C. Anton Milner and Mr. Reiner Lemoine, also hold shares in Q-Cells AG. Mr. Lemoine is shareholder and member of the supervisory board of Solon AG.

The members of the executive board C. Anton Milner and Reiner Lemoine have given directly enforceable maximum amount suretyships totaling € 300 thousand each in favor of Q-Cells AG to two lending banks.

In addition, C. Anton Milner and Reiner Lemoine have given guarantees to Mittelständische Beteiligungsgesellschaft Sachsen-Anhalt mbH ("MBG") regarding the repayment of silent partnership contributions and other payments, and Reiner Lemoine together with two other founders has given such guarantees to IBG (see note 3.11).

6.7 Remuneration of governing bodies

In the first half of 2005, the members of the executive board received remuneration of € 764.6 thousand, consisting of fixed components of € 296.9 thousand, variable components of € 420.8 thousand and € 46.9 thousand for 1,336 stock options granted in 2004. Remuneration of the supervisory board for the first half of 2005 amounted to € 36.0 thousand.

6.8 Members of the governing bodies

During the interim reporting period, the executive board consisted of:

- C. Anton Milner, chairman of the executive board, CEO
- Reiner Lemoine, CTO
- Thomas Schmidt, COO
- Dr. Hartmut Schüning, CFO

The members of the supervisory board during the interim reporting period were:

- Dr. Thomas van Aubel (chairman of the supervisory board), attorney at law (Van Aubel Rechtsanwälte)
- Dr. Dinnies-Johannes von der Osten (vice chairman of the supervisory board), managing director of IBG Beteiligungsgesellschaft Sachsen-Anhalt mbH
- Marcel Brenninkmeijer, president and delegate of the supervisory board of Good Energies AG, managing director of Good Energies Investment B.V.
- Dr. Christian Reitberger, partner APAX Partners Beteiligungsberatung GmbH
- Immo Ströher, entrepreneur and investor in the renewable energies industry

6.9 Approval for issue

The executive board of Q-Cells AG has approved these IFRS interim financial statements on August 17, 2005 for issue to the supervisory board and the shareholders.

Thalheim, August 17, 2005
The executive board of Q-Cells AG

ANTON MILNER	**REINER LEMOINE**	**THOMAS SCHMIDT**	**DR. RER. POL. HARTMUT SCHÜNING**
CEO	CTO	COO	CFO

FINANCIAL CALENDAR

2005

End of November:
Publication of interim report for Q3 2005

2006

February: Preliminary revenue figures for 2005

End of April:
Publication of the 2005 annual report;
press and analysts' conference

June: Annual shareholders' meeting in Berlin

CONTACT INFORMATION, PUBLISHER'S IMPRINT

Q-Cells AG
Guardianstraße 16
D-06766 Thalheim, Germany
www.q-cells.com

Concept and Design
HGB Hamburger Geschäftsberichte GmbH & Co. KG, Hamburg

Text
Gaulke Consult, Dr. Jürgen Gaulke, Hamburg

CONTACT Q-CELLS AG
Guardianstraße 16
06766 Thalheim
Germany

TEL +49 (0)3494 66 8-60
FAX +49 (0)3494 66 8-610

MAIL q-cells@q-cells.com
WEB www.q-cells.com

Q.CELLS

Q.CELLS

CONTACT IMPRINT DEUTSCH ENGLISH

HOME COMPANY NEWS PRODUCTS PRODUCTION+TECHNOLOGY OUR CUSTOMERS CAREERS INVESTOR RELATIONS





Picture 01 // Managing Board: Dr Hartmut Schüning, Thomas Schmidt, Reiner Lemoine, Anton Milner
Picture 02 // The new Q-Cells headquarters

FINANCIAL CALENDAR

Below are all of our major events over the months to come.

2005
21 November: Publication
of the Interim Report on the 3rd quarter of 2005

2006
February: Initial turnover figures for 2005

End of April: Publication of the
2005 Annual Report, and the
Balance Sheet Press Conference
and Analyst Conference

June: General Meeting of Shareholders in Berlin

← BACK

→ SHARE

→ **FINANCIAL CALENDAR**

→ PRESS RELEASES

→ REPORTS

→ AD-HOC MESSAGES

→ PROSPECTUS

→ CORPORATE GOVERNANCE

→ DIRECTORS' DEALINGS
→ FAQS
→ CONTACT

RECEIVED
2005 DEC -8 P 1:04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Messages about business' of managers § 15 a WpHG (Directors' Dealings)

Person of duty of notification	Details on person of duty of notification	Trading date	Type of business (financial instrument, ISIN)	Character and point of purchase/sale	Price, currency and quantity	Business volume	Explanations
Ströher Finanzholding AG	Close relationship to a member of the supervisory board	12.09.2005	Shares, DE0005558662	Purchase, off-exchange	32.00 € per share, 882.372 shares	28,235,904.00	The contract arranges a profit payment as the case may be a loss reimbursement as follows: 95 % of the difference between 32.00 € and the approximately resale revenue (a resale until the end of 2006) as the case may be closing price at XETRA on 29.12.2006 will be balanced between the parties.
Ströher Finanzholding AG	Close relationship to a member of the supervisory board	12.09.2005	Shares, DE0005558662	Purchase, off-exchange	32.00 € per share (preliminary purchase price), 600.000 shares	19,200,000.00 € (preliminary business volume)	The final purchase price act in accordance to the 3rd trading day after the listing in XETRA established closing prices.
Ströher Finanzholding AG	Close relationship to a member of the supervisory board	12.09.2005	Shares, DE0005558662	Purchase, off-exchange	32.00 € per share (preliminary purchase price), 100.000 shares	3,200,000.00 € (preliminary business volume)	The final purchase price act in accordance to the 3rd trading day after the listing in XETRA established closing prices.
Ströher Finanzholding AG	Close relationship to a member of the supervisory board	12.09.2005	Shares, DE0005558662	Purchase, off-exchange	32.00 € per share (preliminary purchase price, 43.500 shares	1,392,000.00 € (preliminary business volume)	The final purchase price act in accordance to the 3rd trading day after the listing in XETRA established closing prices.
Ströher Finanzholding AG	Close relationship to a member of the supervisory board	12.09.2005	Shares, DE0005558662	Purchase, off-exchange	32.00 € per share (preliminary purchase price), 43.500 shares	1,392,000.00 € (preliminary business volume)	The final purchase price act in accordance to the 3rd trading day after the listing in XETRA established closing prices.

Ströher Finanz-holding AG	Close relationship to a member of the supervisory board	12.09.2005	Shares, DE0005558662	Purchase, off-exchange	32.00 € per share (preliminary purchase price), 43.500 shares	1,392,000.00 € (preliminary business volume))	The final purchase price act in accordance to the 3rd trading day after the listing in XETRA established closing prices.
TVVG GmbH	Close relationship to a member of the supervisory board	12.09.2005	Shares, DE0005558662	Sale, off-exchange	32.00 € per share (preliminary purchase share), 43.500 shares	1,392,000.00 € (preliminary business volume))	The final purchase price act in accordance to the 3rd trading day after the listing in XETRA established closing prices.
capitalnet-works.de GmbH	Close relationship to a member of the supervisory board	12.09.2005	Shares, DE0005558662	Sale, off-exchange	32.00 € per share (preliminary purchase price), 43.500 shares	1,392,000.00 € (preliminary business volume)	The final purchase price act in accordance to the 3rd trading day after the listing in XETRA established closing prices.
Pluto 2001 GmbH	Close relationship to a non-incorporate person with a close relationship to a member of the supervisory board	12.09.2005	Shares, DE0005558662	Sale, off-exchange	32.00 € per share (preliminary purchase price), 43.500 shares	1,392,000.00 € (preliminary business volume)	The final purchase price act in accordance to the 3rd trading day after the listing in XETRA established closing prices.

Q-Cells Aktiengesellschaft
Guardianstraße 16
D-06766 Thalheim

Messages about business' of managers § 15 a WpHG (Directors' Dealings)

Person of duty of notification	Details on person of duty of notification	Trading date	Type of business (financial instrument, ISIN)	Character and lpoint of purchase/sale	Price, currency and quantity	Business volume	Explanations
Milner Solarbeteiligungen GmbH	Close relationship to a member of the board of directors	5.10.2005	shares, DE0005558662	Trade sale, off-exchange	38.00 € per share, 77,674 shres	2,951,612.00 €	Sale in the context of the IPO (Secondary)
Milner Solarbeteiligungen GmbH	Close relationship to a member of the board of directors	7.10.2005	shares, DE0005558662	Trade sale, off-exchange	38.00 € per share, 163,274 shares	6,204,412.00 €	Sale in the context of the IPO (Greenshoe)
Reiner Lemoine	member of the board of directors	5.10.2005	shares, DE0005558662	Trade sale, off-exchange	38.00 € per share, 93,422 shares	3,550,036.00 €	Sale in the context of the IPO (Secondary)
Reiner Lemoine	member of the board of directors	7.10.2005	shares, DE0005558662	Trade sale, off-exchange	38.00 € per share, 196,378 shares	7,462,364.00 €	Sale in the context of the IPO (Greenshoe)
TVVG Solarbeteiligungen GmbH	Close relationship to a member of the supervisory board	5.10.2005	shares, DE0005558662	Trade sale, off-exchange	38.00 € per share, 41,462 shares	1,575,556.00 €	Sale in the context of the IPO (Secondary)
TVVG Solarbeteiligungen GmbH	Close relationship to a member of the supervisory board	7.10.2005	shares, DE0005558662	Trade sale, off-exchange	38.00 € per share, 87,155 shares	3,311,890.00 €	Sale in the context of the IPO (Greenshoe)
Pluto Solarbeteiligungen GmbH	Close relationship to a non-incorporate person with a	5.10.2005	shares, DE0005558662	Trade sale, off-exchange	38.00 € per share, 20,512 shares	779,456.00 €	Sale in the context of the IPO (Secondary)

	close relation-ship to a mem-ber of the su-pervisory board						
Pluto Solarbe-teiligungen GmbH	Close relation-ship to a non-incorporate person with a close relation-ship to a mem-ber of the su-pervisory board	7.10.2005	shares, DE0005558662	Trade sale, off-exchange	38,00 € per share, 43.118 shares	1,638,484.00 €	Sale in the context of the IPO (Greenshoe)

Q-Cells Aktiengesellschaft
Guardianstraße 16
D-06766 Thalheim

Messages about business' of managers § 15 a WpHG (Directors' Dealings)

Person of duty of notification	Details on person of duty of notification	Trading date	Type of business (financial instrument, ISIN)	Character and point of purchase/sale	Price, currency and quantity	Business volume	Explanations
Frauke Vogler	Member of the supervisory board	07.10.2005	shares, DE0005558662	Purchase, off-exchange	38.00 € per share, 1,000 shares	38,000.00 €	

-Cells Aktiengesellschaft
uardianstraße 16
-06766 Thalheim

Q-CELLS AG Guardianstraße 16, 06766 Thalheim, Germany TEL +49 (0)3494 66 8-60 FAX +49 (0)3494 66 8-610 MAIL q-cells@q-cells.com
WEB www.q-cells.com; Vorstand: Reiner Lemoine, Anton Milner, Thomas Schmidt, Dr. Hartmut Schöning; Aufsichtsratsvorsitzender: Dr. Thomas van Aubel;
Sitz: Thalheim, Amtsgericht Stendal, HRB 16621; Deutsche Kreditbank AG, Kto.: 812 149, BLZ: 120 300 00, IBAN: DE90 1203 0000 0000 8121 49
SWIFT: BYLADEM1001, Hypovereinsbank AG, Kto.: 357 839 289, BLZ: 860 200 86, US$-Kto.: 865 833 717, BLZ: 700 202 70,
IBAN: DE18 8602 0086 0357 8392 89, SWIFT: HYVEDEMM495; Steuernummer: 113/100/00223, USt-ID-Nr.: DE 813076188, Finanzamt Bitterfeld

Q.CELLS

Adhoc-announcement pursuant to § 15 WpHG (German Securities Trading Act)

Q-Cells Aktiengesellschaft sets offer price for the public offering of its shares

Thalheim, October 5, 2005: Q-Cells Aktiengesellschaft sets jointly with the selling shareholders and the Joint Global Coordinators Citigroup and Dresdner Kleinwort Wasserstein the offer price for the public offering of its shares in the Federal Republic of Germany at € 38 per share. The price range was € 35 to € 38 per share. The offering volume (including over-allotments) amounted to a total of 8,243,262 shares. From the capital increase in the total amount of 6,656,552 shares, after deduction of bank commissions (excluding incentive fees) and estimated costs of the offering, the net proceeds of Q-Cells Aktiengesellschaft amount to approximately € 242 Mio. First day of trading is expected to be today, Wednesday October 5, 2005.

Additional Information:

ISIN: DE0005558662

Listing: Amtlicher Markt / Prime Standard; Frankfurter Wertpapierbörse (*Official Market / Prime Standard; Frankfurt Stock Exchange*)

Company's seat: Federal Republic of Germany

Further information is available on the website of the Company: http://www.q-cells.com

Q-Cells Aktiengesellschaft
Stefan Lissner
Head of Investor Relations
Guardianstraße 16
06766 Thalheim
investor@q-cells.com
Tel.: +49 - (0)3494 - 668 887

Further information of the issuer regarding this Adhoc-announcement:

The offering is made exclusively on the basis of the German language prospectus dated September 20, 2005 as well as any addendums thereto. The prospectus as well as addendum no. 1 thereto dated September 28, 2005 are available electronically on the website of Q-Cells Aktiengesellschaft (http://www.q-cells.com) and the website of Deutsche Börse AG (http://www.exchange.de). Printed copies of the prospectus and addendum no. 1 are available free of charge at Citigroup Global Markets Limited through Citibank Privatkunden AG / Co. KGaA, Investment Sales, Harry-Epstein-Platz 5, 47051 Duisburg, Fax 0203-34716251, at Dresdner Bank AG, Dresdner Kleinwort Wasserstein, Execution Group, Theodor-Heuss Allee 44-46, 60486 Frankfurt am Main, Fax 069-71325032 as well as at Landesbank Baden-Württemberg, Equity Capital Markets, Am Hauptbahnhof 2, 70173 Stuttgart, Fax 0711-12725198.

These materials are not an offer for the sale of securities in the United States, Germany or any other jurisdiction. The Shares may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Neither Q-Cells Aktiengesellschaft nor any selling shareholder intends to register any portion of the offering in the United States or to conduct a public offering of Shares of Q-Cells Aktiengesellschaft in the United States.

This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") (all such persons together being referred to as "relevant persons"). The securities referred to herein are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. In no event should persons other than relevant persons act or rely on this communication or any of its contents. Stabilization/Regulation (EC) 2273/2003, German law and FSA.

Q.CELLS

Citigroup, Dresdner Kleinwort Wasserstein and Q-Cells announce full exercise of the Greenshoe Option granted in the IPO

London, Frankfurt am Main, Thalheim; October 7, 2005: In connection with the IPO of Q-Cells (ISIN DE0005558662, WKN 555866), the Joint Global Coordinators Citigroup and Dresdner Kleinwort Wasserstein together with Q-Cells announce that the Greenshoe Option has been fully exercised on October 7, 2005, by the Joint Global Coordinators due to strong demand from private and institutional investors.

In connection with the IPO of Q-Cells AG, the selling shareholders granted the Underwriters the option to acquire an additional 15% of the original transaction volume of 7,168,055 shares at the offer price of EUR 38 per share (Greenshoe Option). Based on this option, the Global Coordinators allocated an additional 1,075,207 shares in the allocation process of the IPO. With the exercise of the Greenshoe Option, the stabilization period ends. Due to strong demand and positive share price development of the Q-Cells share since its first day of trading, the Joint Global Coordinators have not effected any stabilization measures.

Consequently, the total number of shares placed in the IPO of Q-Cells AG amounts to 8,243,262 shares (including 1,075,207 shares from the Greenshoe Option) with a total value of approximately EUR 313 m. Taking the full exercise of the Greenshoe Option into consideration, 22.3% of the share capital of Q-Cells AG have been placed in the IPO.

Additional Information:

ISIN: DE0005558662
Listing: Amtlicher Markt/Prime Standard; Frankfurter Wertpapierbörse (*Official Market/Prime Standard; Frankfurt Stock Exchange*)
Company's seat: Federal Republic of Germany

Q-Cells Aktiengesellschaft
Stefan Lissner
Head of Investor Relations
Guardianstraße 16
06766 Thalheim
investor@q-cells.com
Tel.: +49 - (0)3494 - 668 887

Q-CELLS AG Guardianstraße 16, 06766 Thalheim, Germany TEL +49 (0)3494 66 8-60 FAX +49 (0)3494 66 8-610 MAIL q-cells@q-cells.com
WEB www.q-cells.com; Vorstand: Reiner Lemoine, Anton Milner, Thomas Schmidt, Dr. Hartmut Schüning; Aufsichtsratsvorsitzender: Dr. Thomas van Aubel;
Sitz: Thalheim, Amtsgericht Stendal, HRB 16621; Deutsche Kreditbank AG, Kto.: 812 149, BLZ: 120 300 00, IBAN: DE90 1203 0000 0000 8121 49
SWIFT: BYLADEM1001, Hypovereinsbank AG, Kto.: 357 839 289, BLZ: 860 200 86, US$-Kto.: 865 833 717, BLZ: 700 202 70,
IBAN: DE18 8602 0086 0357 8392 89, SWIFT: HYVEDEMM495; Steuernummer: 113/100/00223, USt-ID-Nr.: DE 813076188, Finanzamt Bitterfeld

Q.CELLS

Further information of the issuer regarding this announcement:

These materials are not an offer for the sale of securities in the United States, Germany or any other jurisdiction. The Shares may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Neither Q-Cells Aktiengesellschaft nor any selling shareholder intends to register any portion of the offering in the United States or to conduct a public offering of Shares of Q-Cells Aktiengesellschaft in the United States.

This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") (all such persons together being referred to as "relevant persons"). The securities referred to herein are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. In no event should persons other than relevant persons act or rely on this communication or any of its contents.
Stabilization/Regulation (EC) 2273/2003, German law and FSA.

Q-CELLS AG Guardianstraße 16, 06766 Thalheim, Germany TEL +49 (0)3494 66 8-60 FAX +49 (0)3494 66 8-610 MAIL q-cells@q-cells.com
WEB www.q-cells.com; Vorstand: Reiner Lemoine, Anton Milner, Thomas Schmidt, Dr. Hartmut Schöning; Aufsichtsratsvorsitzender: Dr. Thomas van Aubel;
Sitz: Thalheim, Amtsgericht Stendal, HRB 16621; Deutsche Kreditbank AG, Kto.: 812 149, BLZ: 120 300 00, IBAN: DE90 1203 0000 0000 8121 49
SWIFT: BYLADEM1001, Hypovereinsbank AG, Kto.: 357 839 289, BLZ: 860 200 86, US$-Kto.: 865 833 717, BLZ: 700 202 70,
IBAN: DE18 8602 0086 0357 8392 89, SWIFT: HYVEDEMM495; Steuernummer: 113/100/00223, USt-ID-Nr.: DE 813076188, Finanzamt Bitterfeld

Q.CELLS

Adhoc-announcement pursuant to § 15 WpHG (German Securities Trading Act)

Q-Cells AG publishes Third Quarter 2005 Report: Sales + 133 %, net income + 227 %

Thalheim, November 21, 2005 – Q-Cells AG (QCE; WKN 555866), the European market leader and world's largest group-independent solar cell producer, continued on its growth course, increasing production for the first nine months of 2005 by 132% to 110.7 megawatt peaks (MWp) from 47.8 MWp a year earlier. Sales rose accordingly, increasing 133% to EUR 196.9 million from EUR 84.6 million in the prior-year period. Earnings before interest and tax (EBIT) and net income grew even more than sales, increasing 227% to EUR 40.3 million from EUR 12.3 million a year earlier and to EUR 25.3 million from EUR 7.8 million a year earlier, respectively. Operating cash flow increased from EUR 2.8 million to EUR 13.2 million in the first nine months of the year.

The Company had an annual nominal capacity of 271 MWp at its Thalheim location and employed 731 people as of the end of the third quarter of 2005. Expansion of production capacities proceeded as planned in our core business and our shareholdings. The annual nominal capacity for the core business is expected to be expanded to 350 MWp by mid 2006. For 2005 as a whole, Q-Cells anticipates sales of nearly EUR 290 million and net income of approx. EUR 37 million. The full report as of September 30, 2005 is available on the homepage of Q-Cells AG at http://www.q-cells.com/ (Investor Relations).

Additional Information:

ISIN: DE0005558662
Listing: Amtlicher Markt / Prime Standard; Frankfurter Wertpapierbörse (*Official Market / Prime Standard; Frankfurt Stock Exchange*)
Company's seat: Federal Republic of Germany

Q-Cells Aktiengesellschaft
Stefan Lissner
Head of Investor Relations
Guardianstraße 16
06766 Thalheim - Germany
investor@q-cells.com
Phone: +49 - (0)3494 - 668 887

Ad-hoc statement pursuant to section 15 German Securities Trading Act (WpHG)

Q-Cells AG: REC joins EverQ as strategic partner

Participation of REC secures long-term supply of silicon and provides the basis for a strong and sustainable growth of EverQ

Thalheim, 25 November 2005. At the beginning of 2005, Q-Cells AG and Evergreen Solar, Inc. from Marlboro, Ma. (USA) established EverQ GmbH, a joint venture based in Thalheim for the production of solar modules using the String Ribbon process. Today, the Norwegian Renewable Energy Corporation ASA (REC) based in Høvik, the world's largest independent manufacturer of solar silicon and multicrystalline silicon wafers, will become the third partner in this joint venture. In this context, a supply agreement with a term of seven years was agreed, which commits REC to initially deliver 250 tonnes of solar silicon per year to EverQ. These initial deliveries will meet the feedstock needs of the first production plant of EverQ. In addition, REC is bound to offer significant additional feedstock volumes for the period from 2007 – 2014 to EverQ as soon as REC's own capacity expansion allows this. By this the parties have laid the cornerstone for a strong and sustainable growth of EverQ.

REC has taken a 15 per cent share in the company. Q-Cells will then hold 21 per cent of EverQ (previously 24.9 per cent), while Evergreen Solar's share will fall from 75.1 to 64 per cent. The agreement also gives both Q-Cells and REC the opportunity to increase their share in EverQ to a maximum of 33.3 per cent. In the long term, the addition of REC as a partner in EverQ GmbH will bolster supplies of the raw material silicon in a special granular form. The joint venture company will also benefit from REC's extensive experience and know-how in silicon wafer production.

Additional Information:

ISIN: DE0005558662
Listing: Amtlicher Markt / Prime Standard; Frankfurter Wertpapierbörse (*Official Market / Prime Standard; Frankfurt Stock Exchange*)
Company's seat: Federal Republic of Germany

Q-Cells Aktiengesellschaft
Stefan Lissner
Head of Investor Relations
Guardianstraße 16
06766 Thalheim - Germany
investor@q-cells.com
Phone: +49 - (0)3494 - 668 887

Q-Cells Aktiengesellschaft

Thalheim

International Securities Identification Number (ISIN): DE0005558662
Wertpapier-Kenn-Nummer (WKN): 555866
Common Code: 022879430

Notification of Share Allotment Rules for Private Investors

Share issues are allotted to private investors pursuant to the Principles for the Allotment of Share Issues to Private Investors published on June 7, 2000 by the Stock Exchange Expert Commission of the Federal Ministry of Finance. In allotting the shares, only those purchase orders were considered that meet the conditions of the Purchase Offer of September 21, 2005, supplemented by the Amended Purchase Offer of September 29, 2005.

Allotment to private investors

A total of 2,379,179 shares, or approx. 28.9% of the issue volume, was allotted to private investors.

Allotment procedure

Since the offer to purchase shares of the Company was oversubscribed, not all purchase orders from private investors could be filled. The share issues were therefore allotted to investors by drawing lots, with every sixth purchase order being filled. The orders thus selected were filled in full up to a total of 25 shares. For purchase orders for more than 25 shares, the first 25 shares were allotted in full, and 10% of the requested amount in excess of 25 shares was allotted. The number of shares was rounded up to the next whole number. The shares were allotted in accordance with uniform criteria for all syndicate banks and their affiliated institutes.

Preferential allotment to management personnel of customers and suppliers

A total of 51,846 shares, or approx. 0.63% of the issue volume, was allotted at the issue price to the management personnel of the Company's key customers and suppliers in a preferential allotment procedure.

Preferential allotment to members of the Supervisory Board and the Advisory Board

A total of 2,868 shares, or approx. 0.03% of the issue volume, was allotted at the issue price to members of the Supervisory Board and the Advisory Board who did not yet hold any shares in the Company in a preferential allotment procedure.

All in all, 54,714 shares, or approx. 0.7% of the issue volume, were allotted the management personnel of key customers and suppliers and to members of the

Supervisory Board and the Advisory Board of the Company by way of preferential allotment.

Surplus allotment

The syndicate banks made full use of their right to allot 1,075,207 shares to investors in addition to the 7,168,055 Company shares to be placed.

Thalheim, London, Frankfurt am Main, Stuttgart: October 6, 2005

Q-Cells Aktiengesellschaft

Citigroup Global Markets Limited **Dresdner Bank Aktiengesellschaft**

Landesbank Baden-Württemberg

ARTICLES OF ASSOCIATION

I. General Provisions

§ 1. Name, Domicile and Financial Year

1. The stock corporation shall bear the name of

Q-Cells Aktiengesellschaft.

2. Its domicile is in Thalheim.

3. The financial year is the calendar year.

§ 2. Object of the Company

1. The object of the Company is the development, industrial production and sale of photovoltaic cells and products for regenerative power production.

2. For the aforesaid purpose, the Company may, in particular, acquire facilities and equipment for the production of photovoltaic cells, also in the shape of a turnkey factory, as well as the necessary real estate.

3. The Company is entitled to carry out all business and to conduct all measures which are directly or indirectly appropriate to promote and further the object of the Company. For the aforesaid purpose, it may establish branch operations at home and abroad, establish, acquire, sell and directly or indirectly participate in other companies of the same or related kind, assume the management of such companies or limit itself to the management of its participations. It may also segregate its business into affiliated companies in whole or in part.

§ 3. Announcements

Announcements by the Company shall be made in the electronic Federal Gazette (elektronischer Bundesanzeiger) unless the law bindingly specifies a different way of publication.

II. Share Capital and Shares

§ 4. Share Capital

1. The share capital of the Company amounts to Euro 36,913,604.00 and is divided into 36,913,604 no par value shares.

2. [Rescinded]

3. Upon the issuance of new shares, the commencement of their profit participation may be determined in deviation from Sect. 60, para. 2 of the German Stock Corporation Act (Aktiengesetz).

4. The Management Board is authorized, with the approval of the Supervisory Board, to increase the share capital of the Company until July 31, 2010 by the issuance of up to 8,471,974 new no par value bearer shares against contributions in kind or in cash (Authorized Capital) and to determine the commencement of profit participation in deviation from the provisions of the law. The Management Board is authorized, with the approval of the Supervisory Board, to pass resolutions on the exclusion of subscription rights of the shareholders and to specify further details of the respective capital increase as well as the relevant conditions pertaining to the issuance of the shares. A subscription right exclusion shall, however, only be permitted for a capital increase against contributions in kind, especially for the purchase of a company or a participation therein, for preparing an initial public offering of the Company, for an issuance of shares to employees of the Company or of an affiliated company, for fractional amounts or, in accordance with Sect. 186, para. 3, clause 4 of the German Stock Corporation Act, for a capital increase against contributions in cash which does not exceed ten per cent of the share capital and in respect of which the issue price is not significantly less than the stock exchange price. The following amounts shall be credited against the ten per cent limit: The pro rata amount of the share capital for which there is an option or conversion right or an option or conversion obligation due to option bonds or convertible bonds issued under exclusion of the subscription right in analogous application of Sect. 186, para. 3, clause 3 of the German Stock Corporation Act since the date of the resolution on the present authorization and the volume of sales of own shares conducted on the basis of an authorization pursuant to Sect. 71, para. 1, No. 8, clause 5 in conjunction with Sect. 186, para. 3, clause 4 of the German Stock Corporation Act under exclusion of the subscription right since the date of the resolution on the present authorization. The Supervisory Board is authorized to amend the version of § 4, paras. 1 and 4 of the Articles of Association in line with the scope of the capital increase under the Authorized Capital.

5. The share capital of the Company is conditionally increased by up to Euro 1,720,860.00 by the issuance of up to 1,720,860 no par value bearer shares (Conditional Capital I). The conditional capital increase serves to cover the stock options which the Management Board was authorized to issue by the General Meeting on December 29, 2003. The new shares to be issued after such stock options are exercised shall participate in the profits of the Company with effect from the commencement of the financial year in which the new shares are issued. The conditional capital increase shall only be carried out to the extent that stock options are issued in connection with the Conditional Capital I and the holders of the stock options exercise them. The Supervisory Board is authorized to correspondingly amend the version of Sect. 4, paras. 1 and 5 of the Articles of Association (Share Capital) after a full or partial execution of the capital increase or after the end of the authorization periods and to submit the amendment for entry in the Commercial Register.

6. The share capital of the Company is conditionally increased by up to Euro 1,304,844.00 by the issuance of up to 1,304,844 no par value bearer shares (Conditional Capital II). The conditional capital increase serves to cover the stock options which the Management Board was authorized to issue by the General Meeting on August 16, 2005. The new shares to be issued after such stock options are exercised shall participate in the profits of the Company with effect from the commencement of the financial year in which the new shares are issued. The conditional capital increase shall only be executed to the extent that stock options are issued in connection with the Conditional Capital II and the holders of the stock options exercise them. The Supervisory Board is authorized to correspondingly amend the version of Sect. 4, paras. 1 and 6 of the Articles of Association (Share Capital) after a full or partial execution of the capital increase or after the end of the authorization periods and to submit the amendment for entry in the Commercial Register.

7. The share capital of the Company is conditionally increased by up to Euro 12,102,822.00 by the issuance of up to 12,102,822 new no par value bearer shares (Conditional Capital III) each representing Euro 1.00 in the share capital. The conditional capital increase shall only be executed to the extent that the holders of option bonds or convertible bonds issued or guaranteed by the Company or a subordinate affiliated company pursuant to the authorization of the Management Board by the General Meeting on August 16, 2005 exercise their option or conversion rights or, if applicable, perform their obligation to exercise the conversion or option. The issuance of the new shares shall be carried out at the option or conversion price to be determined pursuant to the aforementioned resolution regarding the authorization. The new shares shall participate in the profits of the Company with effect from the commencement of the financial year in which they are issued. The Management Board, with the approval of the Supervisory Board, is authorized to specify the further details of the execution of the conditional capital increase. The Supervisory Board is authorized to correspondingly amend the version of Sect. 4, paras. 1 and 7 of the Articles of Association after the complete or partial execution of the capital increase or after the end of the authorization periods and to submit the amendment for entry in the Commercial Register.

§ 5. Shares

1. The shares are made out to bearer (bearer shares).

2. The Management Board shall decide on the form and contents of the share certificates and of the profit participation and renewal coupons acting in consent with the Supervisory Board. The Company is entitled to certify the whole share capital in one or more global certificates. The shareholders are not entitled to a certification of their shares unless a certification is required in accordance with the prevailing rules and regulations of a stock exchange where the shares are registered.

III. The Management Board

§ 6. Composition of the Management Board

1. The Management Board consists of one or more persons. The Management Board may still consist of just one member if the share capital of the Company amounts to more than Euro 3 million.

2. The Supervisory Board shall determine the number of and appoint the regular members and the deputy members of the Management Board, shall conclude the relevant contracts of employment and shall revoke the appointment of members of the Management Board.

3. The members of the Management Board shall be appointed for a maximum of five years. Re-appointments are permitted.

§ 7. Resolutions by the Management Board

Resolutions by the Management Board are passed by a simple majority.

§ 8. Representation of the Management Board

1. The Company is represented by two members of the Management Board or by one member of the Management Board together with an officer of the Company vested with general commercial power (Prokurist). If only one member of the Management Board has been appointed, he shall represent the Company on his own.

2. If several members of the Management Board have been appointed, the Supervisory Board may grant all or individual members of the Management Board sole power of representation. The Supervisory Board may also exempt all or individual members of the Management Board from the ban of multiple representations (Sect. 181, second alternative of the German Civil Code – Bürgerliches Gesetzbuch).

IV. The Supervisory Board

§ 9. Composition of the Supervisory Board

1. The Supervisory Board shall consist of nine members. Six members shall be elected by the General Meeting and three members shall be elected by the employees in accordance with the Law pertaining to the One-Third Participation of Employees in the Supervisory Board (Gesetz über die Drittelbeteiligung der Arbeitnehmer im Aufsichtsrat).

2. The members of the Supervisory Board shall be appointed up to the end of the ordinary General Meeting which resolves upon the formal approval of the Supervisory Board's actions for the fourth financial year after the commencement of the period of office. The year in which the period of office commences shall not be included in the calculation. In the election, the General Meeting may resolve a shorter period for individual members or all members to be elected.

3. For Supervisory Board members who are elected by the General Meeting, Deputy Members may be elected who shall, in an order specified at the time of their election, act in place of Supervisory Board members who depart prematurely. The election of Deputy Members for the Supervisory Board members of the employees shall take place pursuant to the Law pertaining to the One-Third Participation of Employees in the Supervisory Board.

4. If a Supervisory Board member is appointed in place of a departing member, his period of office shall last for the remainder of the period of office of the departing member. If a Deputy Member is appointed in place of a departing member of the Supervisory Board who was elected by the General Meeting, his period of office shall expire at the end of the next General Meeting in which a new member of the Supervisory Board is elected with a majority of at least three quarters of the votes cast but at the latest at the end of the period of office of the departing member of the Supervisory Board.

5. Members of the Supervisory Board who have been elected by the General Meeting may be recalled by the General Meeting before the end of their period of office. The resolution shall require a majority of three quarters of the votes cast. Any recall of Supervisory Board members of the employees shall take place pursuant to the Law pertaining to the One-Third Participation of Employees in the Supervisory Board.

6. Each member of the Supervisory Board and each Deputy Member of the Supervisory Board may resign by means of a written declaration without good cause. The declaration shall be sent to the Chairman. A notice period of eight weeks has to be observed.

§ 10. The Chairman of the Supervisory Board and his Deputy

1. The Supervisory Board shall elect a Chairman and a Deputy Chairman from its midst for the period of office determined in § 9, para. 2 of the Articles of Association. The Chairman, in the event of his indisposition his Deputy, shall be entitled to a casting vote (second vote) in the event of a tie. If the Chairman or the Deputy Chairman departs from his position before the end of the official period of office, the Supervisory Board shall effect a new election for the remaining period of office of the departed Chairman or Deputy Chairman.

2. The Deputy Chairman shall have the rights and obligations of the Chairman of the Supervisory Board if the latter is indisposed.

§ 11. Duties and Powers of Authority of the Supervisory Board

1. The Supervisory Board shall have all duties and rights which are assigned to it by the law, the Articles of Association or otherwise. The Supervisory Board shall be entitled to convene a General Meeting if this is required in the interests of the company.

2. The Supervisory Board shall be entitled to carry out amendments to the Articles of Association which only relate to the wording and formulations.

3. The Supervisory Board is required to specify that certain types of business by the Management Board may only be carried out with the consent of the Supervisory Board.

4. The Supervisory Board shall have the right to monitor all managerial activities of the Management Board at any time. The Supervisory Board may inspect and examine the Company's books of account and documents as well as the various assets. It may also appoint individual Supervisory Board members for these tasks or assign special experts for certain tasks.

5. The Management Board shall report to the Supervisory Board at regular intervals as specified by law. In addition, the Supervisory Board may at any time request a report on matters of the Company, on its legal and corporate relationships with affiliated companies and on business transactions of affiliated companies which may be of material importance and significance to the position of the Company.

6. The Supervisory Board shall draw up Rules of Procedure for itself. The Supervisory Board shall draw up and amend the Rules of Procedure for the Management Board.

§ 12. Declarations by the Supervisory Board

Declarations (Willenserklärungen) by the Supervisory Board and, if appropriate, by its committees, shall be issued in the name of the Supervisory Board by its Chairman or, in the event of his indisposition, by the Deputy Chairman.

§ 13. Meetings of the Supervisory Board

1. The Supervisory Board shall hold two meetings in each half of a calendar year.

2. If a member of the Supervisory Board is prevented from attending a meeting of the Supervisory Board or of one of its committees, he shall be entitled to have his written votes regarding the agenda items submitted by another member of the Supervisory Board. This shall also apply for any possible casting vote by the Chairman.

§ 14. Minutes of Meetings

Minutes shall be kept on resolutions and meetings of the Supervisory Board which are to be signed by the Chairman of the respective meeting.

§ 15. Compensation of the Supervisory Board

1. Each member of the Supervisory Board shall receive a compensation in addition to the reimbursement of his expenses. The amount of the compensation shall be established by a resolution of the General Meeting passed with a simple majority.

2. The Company shall reimburse the members of the Supervisory Board for their cash disbursements. The turnover tax payable on the compensation and on any expenses shall be refunded by the Company as far as the members of the Supervisory Board are entitled to charge turnover tax to the Company separately and as far as they exercise this aforesaid right.

V. General Meetings

§ 16. Convocation of General Meetings

1. The General Meeting shall be held at the domicile of the Company or at the domicile of a German stock exchange in the Federal Republic. The venue of the General Meeting is to be named in the convocation.

2. The ordinary General Meeting shall be held within the first eight months of each financial year. Extraordinary General Meetings may be convened by the Management Board or the Supervisory Board as often as seems necessary in the interests of the Company.

3. The convocation of the General Meeting must be announced officially at least 30 days before the day on which the shareholders have to notify the Company and document their shareholdings at the latest in accordance with § 17. It must include the Agenda and an address for notification purposes.

4. If the shareholders are known to the Management Board, the convocation may also be carried out by registered letter.

5. If all shareholders appear or are represented, the General Meeting may also pass resolutions without complying with the relevant regulations regarding formalities and time limits unless a shareholder objects to the passing of resolutions.

§ 17. Right to Participation in the General Meeting

1. Only those shareholders shall be entitled to participate in the General Meeting and to exercise voting rights who have notified the Company of their participation in good time. The aforesaid notification must be received by the Company in writing at the address provided in the convocation at the latest on the seventh day prior to the meeting.

2. The shareholders shall also be required to document their right to participate in the General Meeting and to exercise their voting right. For this purpose, a special certificate regarding the shareholding has to be provided in written form by the depositary institute. This certificate must refer to the shareholding on the beginning of the twenty first day prior to the meeting and must be received by the Company at the latest on the seventh day prior to the meeting at the address provided in the convocation. As far as the Company is concerned, only those who have submitted the necessary certificate are entitled to participate in General Meetings or to exercise voting rights as shareholders.

§ 18. Voting Rights

1. Each share shall grant one vote.

2. The voting right may be exercised by authorized representatives. The power of attorney may be issued in writing, by telefax, electronically or in any other way to be specified in further detail by the Company. Details regarding the issuance of the power of attorney shall be provided along with the convocation of the General Meeting.

§ 19. Chairmanship of General Meetings, Image and Sound Transmissions

1. The Chairman of the Supervisory Board is appointed as Chairman of the General Meeting. In the event of his indisposition, he shall nominate another member of the Supervisory Board to assume the aforesaid function. If the Chairman is indisposed and if he has appointed nobody as his representative, the General Meeting shall be chaired by a member of the Supervisory Board to be appointed by the Supervisory Board.

2. The Chairman shall chair the meeting and determine the sequence of the motions to be discussed, together with the form and type of voting.

3. The Chairman may instruct that the General Meeting may be subject to sound and image transmissions, namely in the internet.

4. The chairman may restrict the shareholders' right to put questions and to speak to an adequate period of time; in particular, he may determine adequate time frames for the course of the meeting, the discussion of the Agenda items and the individual statement or question.

§ 20. Resolutions by General Meetings

1. Resolutions by General Meetings shall require a simple majority of the votes cast unless provided otherwise by binding law or unless the Articles of Association determine other majority requirements. In cases in which the law stipulates a majority of the share capital represented in the voting procedure, a simple majority of the represented share capital shall be sufficient unless a larger majority is stipulated by binding law.

2. A motion shall be regarded as rejected in the event of a tie, with the exception of elections.

3. If in an election a simple majority is not achieved in the first ballot, a tie-breaking vote shall be conducted between the two persons who were awarded the largest number of votes. In the event of a tie in the second ballot, a decision shall be reached by drawing lots.

§ 21. Minutes of General Meetings

1. Notarial minutes shall be kept on matters discussed at General Meetings.

2. The minutes shall have conclusive force for all shareholders both inter se and also in relation to their authorized representatives.

3. It is not necessary to include powers of attorney in the Minutes.

VI. Annual Financial Statements, Management Report and Appropriation of Accumulated Profits

§ 22. Annual Financial Statements and Management Report, Formal Approval of the Actions of the Management Board and Supervisory Board, Appropriation of Accumulated Profits

1. The Management Board shall prepare the Management Report and the annual financial statements for the previous financial year within the first three months of the financial year and shall submit them to the Supervisory Board. Without undue delay, the latter shall then commission the external auditor to audit the annual financial statements. Upon receipt of the audit report by the Supervisory Board, the annual financial statements, the Management Report, the recommendation for the appropriation of the accumu-

lated profits (Bilanzgewinn) and the audit report shall be made available to the other members of the Supervisory Board for examination.

2. The annual financial statements, the Management Report, the Report of the Supervisory Board and the recommendation of the Management Board for the appropriation of the accumulated profits shall be made available in the offices of the Company for inspection by the shareholders with effect from the date on which the General Meeting was convened.

3. After receipt of the report to be issued by the Supervisory Board in accordance with Sect. 171, para. 2 of the German Stock Corporation Act, the General Meeting shall pass an annual resolution in the first eight months of the financial year on its formal approval of the actions of the Management Board and of the Supervisory Board, on the appropriation of the accumultaed profits, on the election of the auditor and, in the cases envisaged by law, on the adoption of the annual financial statements.

4. If the Management Board and Supervisory Board adopt the annual financial statements, they may allocate up to half of the net income for the year (Jahresüberschuss) to other revenue reserves (andere Gewinnrücklagen); they are also authorized to allocate up to an additional quarter of the net income for the year to other revenue reserves as long as the other revenue reserves do not exceed half of the share capital and provided they do not exceed half of the share capital after the allocation. If the General Meeting adopts the annual financial statements, a quarter of the net income for the year is to be allocated to other revenue reserves. For calculating the parts of the net income for the year to be allocated to other revenue reserves, advance transfers to the statutory reserve (gesetzliche Rücklage) and losses carried forward (Verlustvorträge) have to be deducted.

5. The General Meeting shall pass a resolution on the appropriation of the accumulated profits resulting from the adopted annual financial statements. The General Meeting may also resolve upon a distribution in kind in accordance with Sect. 58, para. 5 of the German Stock Corporation Act.

§ 23. Formation Costs

Court, legal consultancy, notary costs and publication expenses which are connected with the formation of the Company shall be borne by the Company up to a maximum amount of Euro 5,000.00.